Form 20-F
period 2002-12-31
MASISA S A
filed 2003-06-30
CIK 900335

Click Here for Contents

As filed with the Securities and Exchange Commission on June 30, 2003.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

Commission file number 1-12010

MASISA S.A.
(Exact name of Registrant as specified in its charter)

MASISA
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Los Conquistadores 1700, Piso 12, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) or the Act:

Title of Each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Common Stock	New York Stock Exchange*

*  Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Stock:  928,514,743

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

YES      NO
Indicate by check mark which financial statements item the registrant has elected to follow:
ITEM 17      ITEM 18

-i-

Back to Contents

PRESENTATION OF INFORMATION

Masisa S.A. (“Masisa Chile” and, together with its subsidiaries, “Masisa” or the “Company”) is a corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“Chile”).

In this Annual Report, unless otherwise specified, all references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, references to the “Consumer Price Index” or “CPI” are to the Indice de Precios al Consumidor published by the Chilean Instituto Nacional de Estadísticas and references to “UF” or “Unidades de Fomento” are to Unidades de Fomento, a Chilean financial index adjusted for changes in the CPI.  The Company publishes its financial statements in Chilean pesos that are adjusted to reflect changes in purchasing power due to inflation.  See Notes 2 and 24 of the audited consolidated financial statements of the Company included in Item 18 (the “Consolidated Financial Statements”).  Unless otherwise specified, financial data in the Consolidated Financial Statements and elsewhere in this Annual Report are presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and in constant December 31, 2002 Chilean peso purchasing power.  Chilean GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”).  Note 24 of the Consolidated Financial Statements (“Note 24”) provides a description, and Item 3 herein provides a summary, of the principal differences between Chilean GAAP and U.S. GAAP, and Note 24 contains a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2001 and 2002 and the Company’s net income for each of the last three years in the period ended December 31, 2002.

From January 1, 1997 to December 31, 2000, the Company accounted for Forestal Tornagaleones S.A. (“Forestal”), approximately 54% of which was owned by the Company, as an equity investment rather than a consolidated subsidiary pursuant to an authorization received by the Superintendencia de Valores y Seguros (the “Superintendency of Securities and Insurance” or “SVS”).  In July 2001, the shareholder agreement establishing joint control over Forestal between the Company and Forestal’s minority shareholder expired.  As a result, since January 1, 2001, the Company accounts for Forestal as a consolidated subsidiary, in accordance with Chilean GAAP.  During 2002, in connection with two capital increases by Forestal, the Company subscribed for additional Forestal common shares, thereby increasing its aggregate ownership interest in Forestal common stock to 60.45%.

For the convenience of the reader, certain amounts have been translated from Chilean pesos into U.S. dollars at the rate specified herein.  U.S. dollar equivalent information for information derived from the Consolidated Financial Statements is based on the Dólar Observado (the “Observed Exchange Rate”) reported by Banco Central de Chile (the “Central Bank”) for December 31, 2002, the last day in 2002 for which the Observed Exchange Rate was reported, which was Ch$718.61 = US$1.00.  Other U.S. dollar equivalent information related to transactions described herein is based on the Observed Exchange Rate in effect at the relevant time of such transactions.  No representation is made that the Ch$ or US$ amounts shown herein could have been or could be converted into US$ or Ch$, as the case may be, at any particular rate.  The Observed Exchange Rate for June 24, 2003 was Ch$703.12 = US$1.00. See “Item 3. Key Information” for information regarding historical exchange rates since January 1998.  The UF on December 31, 2002 had a value of Ch$16,744.12.

This Annual Report contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements appear throughout this Annual Report and include statements regarding the intent, belief or current expectations of the Company and its management, including with respect to (i) the Company’s business, plans and operations, (ii) trends affecting the Company’s financial condition or results of such operations and (iii) the future impact of competition and regulations.  Such forward looking statements are not guarantees of future performance and involve risks and uncertainties.  Actual results may differ from those described in such forward looking statements included in this Annual Report, depending upon a number of factors, including without limitation (i) the Company’s ability to implement its business plan, (ii) the nature and extent of future competition in the Company’s principal markets and (iii) political, economic and demographic developments in Chile, Argentina, Brazil, Mexico, Peru and other markets.  See “Item 5. Operating and Financial Review and Prospects” for further discussion of factors that could cause such material differences.

Each “hectare” equals approximately 2.471 acres, each “kilometer” equals approximately 0.621 miles, each “cubic meter” equals approximately 35.315 cubic feet or 1.308 cubic yards and each “metric ton” equals 1,000 kilograms or approximately 2,205 pounds.

Back to Contents

Percentages and certain amounts contained in this Annual Report have been rounded for ease of presentation.  Any discrepancies in any figure between totals and the sums of the amounts presented are due to rounding.

Back to Contents

PART I

Item 1.  Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.  Offer Statistics and Expected Timetable

Not applicable.

Item 3.  Key Information

Selected Financial Data

The table below presents selected consolidated financial information derived from the consolidated financial statements of the Company for the years ended December 31, 1998 through 2002.  The following information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the Notes thereto, included in Item 18 and Operating and Financial Review and Prospects included in Item 5.  The consolidated financial statements of the Company are prepared in accordance with Chilean GAAP. Chilean GAAP differs in certain significant respects from U.S. GAAP.  Note 24 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2001 and 2002 and net income for each of the three years in the period ended December 31, 2002.

Back to Contents

SELECTED FINANCIAL INFORMATION(1)

	As of and for the year ended December 31,

	1998	1999	2000	2001	2002	2002(2)
(Millions of constant Ch$ as of December 31, 2002 and US$, except dividend per share and per ADS amounts)
	Ch$	Ch$	Ch$	Ch$	Ch$	US$

INCOME STATEMENT DATA
Chilean GAAP;
Net sales	102,557	97,645	118,345	159,341	161,983	225.41
Operating income	19,923	18,468	27,904	29,109	21,432	29.82
Non-operating results, net	-1,633	-3,257	-4,964	-9,233	-6,901	-9.60
Income taxes	-4,010	-1,976	-4,760	412	-5,054	-7.03
Net income	14,282	13,236	17,995	21,157	10,477	14.58
Net earnings per share in Ch$(3)	17.0	15.7	21.4	23.25	11.28	0.02
Net earnings per ADS in Ch$ (3) (4)	509.7	472.4	642.3	697.65	338.50	0.47
Dividends per share in Ch$ (5)	5.96	5.61	8.20	6.64	3.37
Dividends per ADS in US$ (4) (6)	0.37	0.32	0.41	0.30	0.14
U.S. GAAP;
Net sales	102,557	97,645	118,345	159,341	161,983	225.41
Operating income	15,359	17,863	25,277	19,961	24,107	33.55
Non-operating results, net	2,700	-3,084	-2,989	823	-8,871	-12.34
Income taxes	-3,604	-2,566	-5,498	-1,617	-5,046	-7.02
Net income	14,455	12,214	16,790	19,168	10,191	14.18
Basic and diluted earnings per share in Ch$ (3)	17.2	14.5	20.0	21.07	10.98	0.02
Net earnings per ADS in Ch$ (4)	515.95	435.69	599.28	632.03	329	0.46
Weighted average number of shares (in thousands)	840,500	840,500	840,500	909,806	928,515	928,515
BALANCE SHEET DATA
Chilean GAAP
Total assets	296,023	341,849	451,793	596,700	655,933	912.78
Long-term liabilities	53,037	90,524	124,262	207,676	224,951	313.04
Shareholders’ equity	221,157	235,462	249,841	297,202	312,823	435.32
U.S. GAAP
Total assets	290,406	333,877	443,199	587,197	642,652	894.30
Long-term liabilities	62,668	96,379	134,623	218,049	234,090	325.75
Shareholders’ equity	201,624	213,566	225,485	270,979	287,261	399.74
INFLATION DATA
Yearly change in Consumer Price Index applicable for the restatement of financial statements (7)	4.30%	2.60%	4.70%	3.10%	3.00%	N/A

(1)
Financial information for 1998 through 2000 is not consolidated with Forestal.  Effective January 1, 2001, the Company accounts for Forestal as a consolidated subsidiary in accordance with Chilean GAAP.  See Note 2 to the Consolidated Financial Statements.

(2)	Chilean peso amounts, other than dividends, have been translated into U.S. dollars at the rate of Ch$718.61 = US$1.00 (the Observed Exchange Rate at December 31, 2002).
(3)
Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share.  For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation.  For more information see Note 24(2)(a) to the Consolidated Financial Statements.

(4)	Per ADS amounts are determined by multiplying per share amounts by 30, because one ADS is equal to 30 shares of Common Stock.
(5)	Dividends per share information consists of actual historical amounts not restated in constant Chilean pesos.
(6)	Dividends per ADS in Chilean pesos have been translated into U.S. dollars at the Observed Exchange Rate on the payment date of each dividend.
(7)	The CPI used for the restatement of financial statements under Chilean GAAP is based on a year ended November 30 rather than on a year ended December 31.

Back to Contents

Summary of Certain Differences between Chilean GAAP and U.S. GAAP

The Consolidated Financial Statements have been prepared and presented in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP. The principal differences between Chilean GAAP and U.S. GAAP as they apply to the Company are summarized below.  See Notes 2 and 24 to the Consolidated Financial Statements.

Chilean GAAP is documented by way of technical bulletins which are issued by the Chilean Institute of Accountants (Colegio de Contadores de Chile) and includes comprehensive price level restatement of non-monetary assets, liabilities, equity accounts and income and expense accounts.  For the purposes of this discussion, Chilean GAAP includes the accounting practices established by the SVS, which are mandatory for all publicly-held and listed companies in Chile.

General Price Level Restatements of Financial Information.  Chilean GAAP requires that financial statements be restated to recognize the effect of changes in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. Accordingly, unless otherwise indicated, financial data in the Consolidated Financial Statements and elsewhere in this Annual Report are presented in constant Chilean pesos of December 31, 2002 purchasing power.

Financial statements with regard to prior periods and information presented for comparative purposes have been updated to reflect the purchasing power of December 31, 2002 constant Chilean pesos.  The updating is required to make such statements and information comparable to current information.  It does not change the prior period’s statements or information in any way except to update the amount to constant Chilean pesos of similar purchasing power.

The general price level gains or losses reflected in the income statement indicates the effect of inflation on the Company’s net holdings of monetary assets and liabilities.  The Company loses or gains general purchasing power as a result of holding these assets and liabilities during a period of inflation.  Assets and liabilities are called “monetary” for purposes of general price level accounting if their amounts are fixed by contract or otherwise in terms of numbers of currency units regardless of changes in specific prices or in the general price level.  Examples of “monetary” assets and liabilities include account receivables, account payables and cash.

The inclusion of price level adjustments in the Consolidated Financial Statements is considered appropriate under the prolonged inflationary conditions affecting the Chilean economy in the past and is permitted in those circumstances by the Securities and Exchange Commission.  Accordingly, the effect of price level changes is not eliminated in the reconciliation to U.S. GAAP of net income and shareholders’ equity included in Note 24 to the Consolidated Financial Statements.

Revaluation of Timber Resources.  Under Chilean GAAP, tree development costs and forest maintenance costs are capitalized as incurred and such costs are adjusted for price level restatements.  However, at December 31 of each year, timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.  The carrying value of the forests is charged to inventories on a unit-of-production basis when cut and to cost of sales when sold.

The difference between the restated cost and the value determined by the technical appraisals is credited to the forestry reserve under “Reserves.”  The reserve is reversed and credited as a reduction of cost of sales when the forests which gave rise to this reserve are sold.

As a result of the above accounting treatment, timber resources are stated at appraisal value on the balance sheet prior to cutting, but included in cost of sales at cost plus price level restatements when the timber is sold.

Revaluation of timber resources is an accounting principle that is not generally accepted in the United States.

Deferred Income Taxes.  In accordance with Chilean GAAP, effective January 1, 2000, the Company began to apply Technical Bulletin 60 of the Chilean Institute of Accountants, which requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach, which is

Back to Contents

similar to current U.S. GAAP applicable to this matter. Prior to the implementation of Technical Bulletin 60, deferred income taxes were recorded based on non-recurring timing differences between the recognition of income and expense items for financial statement and tax purposes.  Chilean GAAP permitted the non-recording of deferred income taxes when the reversal of recurring timing differences was expected to be offset during the same year by expected similar timing differences that were expected to arise.  For further information on this pronouncement, see Note 15(c) and Note 24(1)(b) to the Consolidated Financial Statements.

In accordance with U.S. GAAP, companies must account for deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires an asset and liability approach for financial accounting and reporting for income taxes under the following basic principles:

a)	A current tax liability or asset is recognized for the estimated taxes payable or refundable on the tax returns for the current year.

b)	A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and tax loss carryforwards.

c)	The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

d)	The measurement of deferred tax assets is reduced, if necessary, by the amount of any benefits that, based on available evidence, are not expected to be realized.

Temporary differences are defined as any difference between the book basis and the tax basis of an asset or liability that at some future date will reverse, thereby resulting in taxable income or expense.  Temporary differences ordinarily become taxable or deductible when the related asset is recovered or the related liability is settled.  A deferred tax liability or asset represents the amount of taxes payable or refundable in future years as a result of temporary differences at the end of the current year.

Accounting for Investments.  Under Chilean GAAP, investments that represent a greater than 10% but less than 50% ownership of voting stock of a company must be accounted for under the equity method.  The equity method requires investors to recognize their proportionate share of the company’s net income and shareholders’ equity.  Under U.S. GAAP, absent other issues relating to ownership and/or control, the equity method of accounting will normally only be applied in those cases where the investment in voting stock is between 20% and 50%.

Pursuant to Chilean GAAP, the Company accounts for its investments in majority-owned subsidiaries in the development stage under the equity method and the Company’s proportional share of such subsidiary’s results of operations are included in shareholders’ equity.  Under U.S. GAAP, the Company would consolidate the results of majority owned subsidiaries.

Minimum Dividend.  The Chilean Companies Act (Ley Sobre Sociedades Anónimas N° 18,046 and Reglamento de Sociedades Anónimas or collectively, the “Chilean Companies Act”) requires companies to distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year, as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Therefore, a provision has been made in the U.S. GAAP reconciliation in Note 24(1)(l) to the Consolidated Financial Statements, in order to recognize the corresponding decrease in net equity by December 31 of the year to which the net income is attributed.

Earnings per Share.  Under Chilean GAAP, an earnings per share presentation is not required.  U.S. GAAP requires public companies to report earnings per share based on the weighted average number of shares of common stock outstanding during each year.

Segment Information.  In 1998, the Company adopted SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information.”  SFAS No. 131 establishes standards for the way that public enterprises must determine and report information about operating segments in their annual and interim reports. The “management approach” designates the internal organization that is used by management for making operating decisions and

Back to Contents

assessing performance as the source of the Company’s reportable segments. The adoption of SFAS No. 131 did not affect results of operations or financial position.

The Company has determined that the information used by the Company’s key decision makers for making operating decisions and assessing performance is based on geographical segments.  For 2002, the Company’s reportable geographical segments were Chile, Argentina, Brazil and Mexico.

The Company measures its reportable segments and evaluates their performance based on operating income (loss), which includes inter-segment revenues and corporate expenses that are allocated to the operating segments. The Company is not dependent on any single customer. The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (see Note 2 to the Consolidated Financial Statements).

Tax effect of cumulative translation adjustment.  Under Chilean GAAP, the Company does not record in the cumulative translation adjustment the tax effect of transaction losses on foreign currency debt that hedges a net investment; such tax effect is recorded in net income.  Under U.S. GAAP, as such losses are currently deductible for income tax purposes, the transaction losses are recorded net of related income taxes in the cumulative translation adjustment.

Comprehensive Income.  In 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income.” SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholders’ equity of the Company during the period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  The adoption of SFAS No. 130 had no impact on total shareholders’ equity. The effect of this standard is shown in paragraph (1)(k) of Note 24 to the Consolidated Financial Statements.

Business Combinations.  Under Chilean GAAP, the difference between the purchase price and the net book value of an acquired company at the acquisition date is recorded as goodwill and then amortized to income over periods of ten to twenty years.  Under U.S. GAAP, in a business combination accounted for under the purchase method of accounting, the acquired company’s assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company.  If, after the adjustment of the assets and liabilities of the acquired company to their fair value at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill.

Under U.S. GAAP, goodwill is deemed to have an indefinite life and is not amortized. However, goodwill is tested for impairment on an annual basis when indicators of impairment are determined to exist, by applying a fair value based test. If an excess of acquired net assets over cost arises, the excess is allocated to reduce proportionately the values assigned to noncurrent assets (except long-term investments in marketable securities) in determining the fair values. If the allocation reduces the noncurrent assets to zero value, the remainder of the excess over cost (negative goodwill) is written off immediately as an extraordinary gain.

Goodwill arising from the purchase of  Masisa Cabrero S.A. (“Masisa Cabrero”, formerly Fibranova S.A.) was adjusted to conform Chilean GAAP with U.S. GAAP and is shown in the reconciliation of net income and shareholders’ equity in paragraph (1)(l) of Note 24 to the Consolidated Financial Statements.

Back to Contents

Exchange Rates

The following table sets forth, for the periods indicated, the low, high and average Observed Exchange Rates as reported by the Central Bank, expressed in pesos per U.S. dollar.

Period	Daily Observed Exchange Rate Ch$ per US$

Year Ended December 31,	Low (1)	High (1)	Average (2)

1998	439.18	475.41	462.20
1999	468.69	550.93	512.85
2000	501.04	580.37	542.08
2001	557.13	716.62	637.57
2002	641.75	756.56	692.32

Source:  The Central Bank of Chile.
(1)	Rates shown are the actual low and high, on a day-by-day basis, for each period.
(2)	Average of month-end rates.

The following table sets forth, for the months indicated, the high and low Observed Exchange Rates as reported by the Central Bank, expressed in pesos per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$

	Low(1)	High(1)

2002:
December	692.94	718.61
2003:
January	709.22	738.87
February	733.10	755.26
March	725.79	758.21
April	704.42	729.78
May	694.22	714.10

Source:  The Central Bank of Chile.
(1)	Rates shown are the actual low and high, on a day-by-day basis, for each period.

On June 24, 2003, the observed exchange rate was Ch$703.12 to US$1.00.

Risk Factors

Risks Relating to the Company’s Business

The Company is dependent on the furniture and construction industry

The Company’s sales of its products are dependent to a significant degree on the level of activity in the furniture manufacturing and construction industries.  The Company expanded its production capacity for medium-density fiberboard (“MDF”), particle board, oriented strand board (“OSB”) and MDF moldings in the expectation of growth in demand.  However, there can be no assurance that any such growth in demand from companies in these industries will occur.  Weakness in the economies of countries in which the Company sells its products is likely to have a material adverse effect on the construction, home building and remodeling industries, as well as on the demand for furniture items manufactured with the Company’s products.

The Company may face significant competition

Currently, the Company produces a significant portion of the particle board and MDF manufactured in Chile and Argentina, as well as the MDF manufactured in Brazil and the particle board manufactured in Mexico. In addition the Company is the only producer of OSB in Brazil.  No assurance can be given that the Company will not face increased competition in the future in Chile or any other country in which the Company operates from domestic or foreign competitors, some of which may have greater financial resources than the Company. Currently the MDF production capacity in Brazil is increasing as MDF producers enter the market. Additionally, the new Arauco MDF

Back to Contents

plants in Argentina and Chile, have increased production capacity in countries in which domestic production already exceeded local sales, thus increasing market pressure on the Company to export products it produces in those markets. There can be no assurance that the Company will maintain or increase its domestic or export market positions. In addition, the Company’s board products compete with other types of board products, such as gypsum, asbestos-cement and plywood.  There can be no assurance about how successfully the Company’s products will compete with such other types of board products.  An increase in competition in the particle board market, the MDF market, the OSB market or the board products market taken as a whole could adversely affect both the Company’s share of those markets and the price at which the Company is able to sell its products.

The Company may not be able to satisfy its financing requirements

The Company’s ability to satisfy its capital expenditure needs and debt service requirements depends in large part on its ability to generate funds internally.  The Company cannot assure that it will be able to generate internally any particular amount of funds or, alternatively, to obtain access to capital markets for sufficient amounts and at acceptable costs to satisfy its capital expenditure and debt service requirements.

The Company may not be able to effectively manage its growth

Rapid growth of the Company may strain existing management resources and operational, financial and management information systems and controls.  Expansion also will require additional skilled personnel, equipment and facilities, as well as upgrading of the internal audit function and the implementation of more detailed long-term budgeting procedures.  An inability to hire skilled personnel or to secure the required equipment and facilities efficiently and in a cost-effective manner may adversely affect the Company’s ability to achieve its growth plans and sustain or increase its profitability.

The Company could be adversely affected if it encounters labor relations problems with its unionized employees

Approximately 67% of the Company’s employees in Chile are union members, while in Argentina and Brazil, the Company’s employees are governed by collective bargaining agreements negotiated on an industry-wide basis. In Mexico 43% of the Company’s employees are union members and are subject to collective bargaining agreements negotiated on an industry wide basis. Although the Company has never experienced a work stoppage that has had a material effect on its operations and its relations with unions have generally been good, future strikes or any other types of conflict with the unions and/or personnel may have a material adverse effect on the Company.

Increases in the level of environmental regulation could raise the Company’s costs

Environmental regulations may be strengthened over time in Latin America.  There can be no assurance that any increased regulation of matters relating to the protection of the environment will not have a material adverse effect on the Company.

Increases in the level of environmental concern among the Company’s customers and in general could raise the Company’s costs

Environmental concern among the Company’s customers and in general may increase over time in Latin America or in countries to which the Company exports its products.  There can be no assurance that any increase in market pressures to produce in a more environmentally sustainable products will not have a material adverse effect on the Company.

Risks Related to the Company’s Common Stock and ADSs

The market for the Company’s ADSs and common shares could become illiquid and volatile

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States.  Because of the limited trading market for the Company’s common stock, a holder of

Back to Contents

American Depositary Shares (“ADSs”) may have a limited ability to sell ADSs or common stock obtained upon withdrawal from the ADR facility in the amount and at the price and time that it desires.  This limited trading market may also increase the volatility of the price of the ADSs.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations

If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary for the ADSs could be adversely affected.  Cash distributions made in respect of the ADSs are received by the depositary in pesos, are then converted by the depositary into U.S. dollars at the then prevailing exchange rate and distributed to the holders of the ADRs evidencing those ADSs.  In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADRs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADSs.

Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in the Company’s shares

Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of investments and the earnings on them.  There can be no assurance that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying common shares, the repatriation of the proceeds from such acquisition or disposition or the payment of dividends will not be imposed in the future, nor can there be any assessment as to the duration or impact of such restrictions if imposed.

Preemptive rights may be unavailable to ADS holders in certain circumstances

The Chilean Companies Act requires the Company, whenever it issues new shares for cash, to grant preemptive rights to all of its shareholders (which may include holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage.

The Company will not be able to offer shares to U.S. holders of ADSs pursuant to preemptive rights that it grants to its shareholders in connection with any future issuance of shares unless a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”), is effective with respect to such rights and shares, or an exemption from the registration requirements of the Securities Act is available.  At the time of any rights offering, the Company intends to evaluate the costs and potential liabilities associated with any such registration statement as well as the indirect benefits to the Company of enabling U.S. holders of ADSs to exercise preemptive rights and any other factors that it may consider appropriate at the time, and then make a decision as to whether it will file such a registration statement.

The Company cannot assure that it will file a registration statement under the Securities Act to allow holders of ADSs or holders of shares in the United States to participate in a preemptive rights offering.  As a result, the equity interest of such holders in the Company may be diluted proportionately.

The market price of the Company’s securities may be adversely affected by developments in other emerging markets

The Company conducts substantially all of its operations in the emerging markets of Latin America.  As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on the Company’s business and results of operations.

The market value of securities of Chilean companies is, to varying degrees, affected by economic and market conditions in other emerging market countries.  Although economic conditions in these other countries may differ significantly from economic conditions in Chile, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Chilean issuers.  There can be no assurance that events in other countries, particularly Argentina and other emerging market countries, will not adversely affect the market value of, or market for, the Company’s common stock or ADSs.

Back to Contents

A large percentage of the ownership of Masisa Chile is concentrated in the hands of a single stockholder, whose interests may differ from those of other stockholders

The controlling shareholder of the Company is Forestal Terranova S.A. (“Forestal Terranova”), one of the companies belonging to the GrupoNueva group. Forestal Terranova has been a shareholder since early 2001 and became the majority and controlling shareholder on July 22, 2002, when it acquired 43.16% of Masisa Chile’s stock from Maspanel S.A. As a result of that acquisition, a previous subscription for, and subsequent open market purchases of, shares of Masisa Chile, Forestal Terranova owned  52.43 % of the subscribed and paid Common Stock of Masisa Chile as of June 20, 2003.  See “Major Shareholders” under Item 7.  As a result, Forestal Terranova has the power to elect a majority of the members of the Company’s Board of Directors and to determine the outcome of other actions requiring the approval by a simple majority in a shareholder vote.

The Company is not required to disclose as much information to investors as a U.S. issuer

The corporate disclosure requirements applicable to the Company may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about the Company than you might otherwise receive in connection with a comparable U.S. company.  The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers.  Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less details in certain respects to the information that is regularly published by or about listed companies in the United States or in certain other countries.  Furthermore, the regulatory environment of the Chilean securities markets and of the activities of investors in such markets is not as highly regulated and supervised and differs in certain respects from the regulatory environment of the securities markets in the United States.

Risks Relating to Chile

A downturn in the Chilean economy may adversely affect the Company

The Company conducts a large part of its operations in Chile, and accordingly, the results of the Company’s operations and financial condition are sensitive to and dependent upon the level of economic activity in Chile. While Chile’s GDP grew at the average rate of approximately 3.3% over the five-year period from 1997 to 2001 and grew an estimated 2.1% in 2002, there can be no assurance that such annual growth will continue in the future.  For example,  the Company believes that the lower than expected economic growth in the Chilean economy during 2002 adversely affected its sales.

The Company can give no assurance that Chile’s economy will grow in the future, nor can it give assurances that future developments in or affecting the Chilean economy will not impair its ability to proceed with its business plan or materially adversely affect its business, financial condition or results of operations.

Political developments in Chile may adversely affect the Company

The business strategies, financial condition and results of operations of the Company could be adversely affected by changes in policies of the Chilean government (which has exercised and continues to exercise a substantial influence over many aspects of the private sector), other political developments in or affecting Chile, and regulatory and legal changes or administrative practices of Chilean authorities, over which the Company has no control.

Currency devaluations and foreign exchange fluctuations may adversely affect the Company

Changes in the value of the Chilean peso against the U.S. dollar could adversely affect the Company’s financial condition and results of operations.  The Chilean peso has been subject to large nominal devaluation events in the past, including an approximate 9.7% nominal decrease against the U.S. dollar from December 31, 2001 to December 31, 2002 (the last days in 2001 and 2002, respectively, for which the Observed Exchange Rates were reported).  The value of the Chilean peso against the U.S. dollar may fluctuate significantly in the future.  See

Back to Contents

“Item 3.  Key Information––Exchange Rates”.  Historically, a significant part of the Company’s indebtedness has been denominated in U.S. dollars, while a substantial part of its revenues and operating expenses has been denominated in pesos.  If the peso’s value declines against the dollar, the Company will need more pesos to repay the same amount of dollar-denominated debt.  As a result, fluctuations in the Chilean peso/U.S. dollar exchange rate may affect the Company’s financial condition and results of operations.

In particular, because the Company’s costs are largely incurred in U.S. dollars (or in Chilean pesos at prices tied to dollar denominated world prices) and substantially all of its income derived from Chilean operations is denominated in Chilean pesos, a significant devaluation of the peso against the dollar could have an adverse impact on the Company’s results of operation to the extent that the Company is unable to pass along increases in its costs of production in the form of higher prices for its products.

High levels of inflation in Chile could adversely affect the Company’s business

A recurrence of the high levels of inflation Chile has experienced in the past could have an adverse impact on the Company’s business, financial condition and results of operations and on the value of the Company’s common shares and of the ADSs representing the common shares.  The annual rate of inflation in Chile (as measured by changes in the Consumer Price Index of December and as reported by the Chilean National Institute of Statistics) was 4.7% in 1998, 2.3% in 1999, 4.5% in 2000, 2.6% in 2001 and 2.8% in 2002.  The Company cannot assure you that Chilean inflation will not change significantly from current levels.

Risks Relating to the Company’s Operations Outside of Chile

The Company’s operations outside of Chile expose us to economic, social, and political instability in foreign countries

The Company has expanded its operations to Argentina, Brazil, and Mexico, opened commercial offices in Peru and Ecuador, and manages operations in Venezuela and may continue expanding its operations in those and other regional markets, if and when opportunities arise.  The construction and operation of systems in these markets involve regulatory and governmental requirements that may be different from those in Chile.  Economic, social, and political instability in foreign countries could have a material adverse effect on the Company’s revenues and profitability.  The Company may also be adversely affected by foreign governmental regulations, fluctuations in foreign currency rates, taxation, and difficulties in managing international operations

Argentinean political and economic conditions, particularly the current economic crisis, may have a direct impact on the Company’s Argentinean operations

Because a significant part of the Company’s operations and customers are located in Argentina, the Company’s financial condition and results of operations are in part dependent on Argentina’s economy.  Since 1999, the Argentinean economy has been in an economic recession.  In 2002 the Argentinean economy experienced critical difficulties.  During the first six months of 2002, the Argentinean government eliminated the U.S. dollar-Argentinean peso parity resulting in a devaluation of Argentina’s currency in 2002 of 237%.  Additionally the Argentinean government imposed restrictions on cash withdrawals from bank accounts, on transfers of funds from Argentinean to foreign accounts and publicly announced its inability to pay its debt to foreign lenders. During 2002 Argentina also experienced higher rates of unemployment and a general deflation of prices and salaries. Consequently, Argentina’s “country risk” has risen to record high levels.

Because the Company’s business strategy in Argentina is to some extent focused on anticipated growth in demand for particle board, MDF, thin-MDF and MDF moldings, rather than seeking to capture market-share from existing producers and, in spite of the Company’s efforts to switch local sales to exports, if Argentina’s economic environment does not improve the Company’s Argentinean operations and Masisa’s results of operations could be further negatively affected. Although the economic situation began to show signs of a slow recovery in the second half of 2002, demand for products and services remains depressed.  No assurance can be given that governmental measures or other factors will improve Argentina’s economy or that improvement in Argentina’s economy will promote an increase in the demand for particle board and/or MDF. Moreover, the Company faces direct competition from other Argentinean producers of wood board, both in Argentina or in neighboring markets such as Chile.

Back to Contents

Additionally, there can be no assurance that Argentinean labor laws will not change in the future or that any such labor or union developments will not have a material adverse effect on the Company.

Brazilian political and economic conditions may have a direct impact on the Company’s Brazilian operations

Because a significant part of the Company’s operations and customers are located in Brazil, Masisa’s financial condition and results of operations are in part dependent on Brazil’s economy, which has in the past been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles.  The Brazilian government often changes monetary, credit and other policies to influence Brazil’s economy.

The Company’s operations and financial performance in Brazil may be adversely affected by any of the following factors:

•	inflation;
•	exchange control policies and rates;
•	social instability;
•	price instability;
•	energy shortages and rationing;
•	interest rates; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

The Company cannot predict the policies the new Brazilian administration may take in the future, and whether these policies may adversely affect Brazilian economic conditions or the Company’s  results of operations.

Mexican political and economic conditions may have a direct impact on the Company’s new operations in Mexico

Because a part of the Company’s operations and customers are located in Mexico, Masisa’s financial condition and results of operations are in part dependent on the Mexican economy and political climate.

In recent history, Mexico has experienced periods of slow or negative economic growth, high inflation and large devaluations in the Mexican peso.  The Company cannot assure you that similar events will not occur in the future or that such events would not adversely affect its Mexican operations and Masisa’s results of operations or financial condition in general.

Item 4.  Information on the Company

History and Development of the Company

Masisa S.A., or Masisa Chile, is a sociedad anónima abierta organized under the laws of Chile and was created in 1964 in the city of Valdivia, Chile as the legal successor to Fábrica de Maderas Aglomeradas, Ltda.  Masisa Chile’s name was changed from Maderas y Sintéticos Sociedad Anónima Masisa to Masisa S.A. on May 15, 1998.  From 1986 to July 2002 the Company was controlled by a privately-held Chilean industrial group consisting of Inversiones Pathfinder Chile S.A. (“Pathfinder”) and its subsidiaries (collectively with Pathfinder, the “Pathfinder Group”).  From 1986 until 2000, the Pathfinder Group held its shares in the Company through Pathfinder and its substantially wholly-owned subsidiary, Inversiones Coigüe Dos S.A. (“Coigüe”).  In August 2000, Pathfinder and Coigüe transferred all of their Masisa S.A. shares to a wholly-owned subsidiary of Pathfinder, Maspanel.  On July 22, 2002 Forestal Terranova, one of the companies belonging to the GrupoNueva group, acquired 43.16% of the Common Stock of Masisa Chile from Maspanel S.A. and became Masisa Chile’s majority and controlling shareholder.  As a result of that acquisition, a previous subscription for, and subsequent open market purchases of, shares of Masisa Chile, Forestal Terranova owned 52.43 % of the Common Stock of Masisa Chile as of June 20 , 2003.  Masisa Chile’s legal domicile is Valdivia, Chile, and its principal executive offices are located at Los Conquistadores 1700, Piso 12, Santiago, Chile.  Its telephone number is 562-707-8800.

Back to Contents

The Company is a leading producer of particle board, MDF and OSB in Latin America, with US$225.4 million in total net consolidated sales in 2002.  The Company’s production facilities are located in Chile, Argentina, Brazil and Mexico, and the principal markets for its products are Chile, Argentina, Brazil, and Mexico.  The principal consumers for both particle board and MDF are the furniture manufacturing and construction industries, and the principal consumers for OSB are the construction and packaging industries.  Consolidated sales of particle board accounted for approximately 38.7% of the Company’s total consolidated net sales revenue in 2002, with raw, melamine-laminated and wood-veneered particle board accounting for approximately 14.1%, 22.3%, and 2.3% of the Company’s net sales revenue, respectively.  Consolidated sales of MDF accounted for approximately 51.2% of the Company’s consolidated net sales revenue in 2002, with raw and coated (melamine-laminated and wood-veneered) MDF accounting for approximately 44.1% and 7.1% of the Company’s net sales, respectively.  Consolidated sales of OSB accounted for approximately 3.8% of the Company’s consolidated net sales revenue in 2002.

The Company also sells complementary products, such as board finishes and wood doors.  Though its subsidiary Forestal, the Company sells timber and other wood products.

According to Company estimates, in Chile, Masisa is a leading producer of raw, melamine-laminated and wood-veneered particle board, with its 2002 particle board sales accounting for approximately 84% of total Chilean particle board sales as of December 31, 2002.

The Company commenced MDF production in Chile in February 1996 and estimates that as of December 31, 2002, it accounted for approximately 53% of total MDF sales in Chile. The Company is also a leading Chilean producer of wood doors for residential and commercial applications.  Masisa’s products are sold in Chile through independent distributors and Company-franchised stores named Placacentros, primarily to furniture manufacturers and to the construction industry.

The Company’s Argentinean subsidiary, Masisa Argentina S.A. (“Masisa Argentina”), produces raw and melamine-laminated particle board, as well as MDF and thin-MDF boards, in Argentina.  As of December 31, 2002, by its own calculation, Masisa Argentina had approximately a 37% market share of Argentina’s total particle board sales.  Masisa Argentina commenced production of particle board in June 1994 and currently has two production lines with a total installed capacity of 185,000 cubic meters per year.  In September 1995, Masisa Argentina started producing MDF at a plant with a capacity of 150,000 cubic meters per year.  In October 2001, Masisa Argentina produced first board at its newly constructed thin-MDF plant, which became fully operational by mid-2002, and has a capacity of 120,000 cubic meters per year.

Until Celulosa Arauco y Constitución S.A. (“Arauco”) opened its new MDF plant in Argentina in April 2002, in addition to the Company there was only one other producer of MDF in Argentina.  This enabled the Company to rapidly become a major producer in Argentina’s MDF market with its MDF sales accounting for roughly 73% of Argentina’s total MDF sales as of December 31, 2002.  As in Chile, the Company sells its products in Argentina through both independent distributors and Placacentros.

In addition, during 2002, approximately 72% (compared to 35% in 2001) of Masisa Argentina’s particle board and MDF consolidated physical volume of sales (in cubic meters) was to export markets, with approximately 47% (compared to 83% in 2001) of those export sales going to Brazil.  The increase in volume and the diversification of the Masisa Argentina’s exports in 2002 compared to 2001 was due primarily to the Argentinean economic crisis during 2002.  As local Argentinean sales were depressed, the Company was able to offset local sales losses by taking advantage of the devaluation of the Argentinean peso to increase exports of its products from Argentina.

The Company’s Brazilian subsidiary, Masisa do Brasil Ltda. (“Masisa Brazil”), was originally established in 1995 as a subsidiary of Masisa Argentina to conduct commercial and distribution activities in Brazil through its warehouses and distribution centers.  During December 2001, Masisa Brazil underwent a corporate reorganization and became a controlled subsidiary of Masisa Inversiones Ltda. (“Masisa Inversiones”), a wholly-owned subsidiary of Masisa.  In 1999, Masisa Brazil began construction on an MDF plant with a total installed production capacity of 240,000 cubic meters per year.  The plant began its start-up phase in December of 2000, and reached full production during the second half of 2001. During the second half of 2000, Masisa Brazil began construction of an OSB plant.  This plant, which has a total installed capacity of 350,000 cubic meters per year, produced its first OSB boards in

Back to Contents

November 2001.  The OSB plant became fully operational during the fourth quarter of 2002.  Masisa Brazil estimates that as of December 31, 2002, it had approximately a 4% and a 31% market share of Brazil’s total particle board and MDF sales, respectively.  Masisa Brazil further estimates that, as a result of being the first to market OSB in Brazil, it currently has the entire market share of OSB sales in that country.

In August 2001, the Company established a subsidiary in Mexico, Maderas y Sintéticos de Mexico, S.A. de C.V. (“Masisa Mexico”).  On January 8, 2002, through Masisa Mexico, the Company acquired a particle board plant located in the city of Durango, Mexico, after agreeing with Weyerhaeuser Company Limited to purchase the plant from its subsidiary, MacMillian Guadiana.  The Company acquired the plant for approximately US$15.4 million which was financed with cash on hand and short and long-term bank loans.  The Durango plant has two production lines with an aggregate capacity of 120,000 cubic meters per year, and a small melamine-laminating line with a capacity of approximately 20,000 cubic meters per year.  Through Masisa Mexico the Company also intends to provide technical support services and to conduct marketing and distribution activities in Mexico.

In October 2002, the Company entered into a management contract pursuant to Company manages Fibranova C.A., an indirect Venezuelan subsidiary of Forestal Terranova.  This contract became effective in January 1 2003. Under the contract, the Company is paid for its management services amount equal to 8% of the Fibranova C.A.’s annual operating result. See “Related Party Transactions” under Item 7.

Corporate Structure

In addition to manufacturing particle board, MDF and OSB, through subsidiaries and joint ventures, the Company engages in several related operations.  As indicated in the following chart, manufacturing operations are conducted by Masisa and a number of its subsidiaries; however, most of the Company’s sales to third parties are made through Masisa Chile, Masisa Argentina, Masisa Brazil and Masisa Mexico.  The principal exception is Forestal, which is directly responsible for selling its own products.

MASISA – CORPORATE STRUCTURE

As of May 15, 2003

Back to Contents

(1)
Parent company which also owns and operates particle board manufacturing facilities in Valdivia, Chile.  In Cabrero, the Company also owns and operates an MDF manufacturing facility. In Valdivia, the Company owns and operates facilities that produce doors, wood veneer and wood-veneered particle board.  In Valdivia, the Company leases a saw mill and remanufacturing plant that produces moldings and edge-glued panels. The Company also operates Masisa Concepción’s facilities. Masisa S.A. is a corporation organized under the laws of Chile.

(2)	A special purpose company for raising funds off-shore. Masisa Overseas Ltd. is organized under the laws of the Cayman Islands.
(3)	A special purpose company for investment activities, formerly named Inversiones Químicas Limitada. Masisa Inversiones Ltda. is organized under the laws of Chile.
(4)	A special purpose company for investment activities. Inversiones Coronel Ltda. is organized under the laws of Chile.
(5)	Owns and manages forest holdings in Chile. Forestal Tornagaleones S.A. is organized under the laws of Chile.
(6)	Owns particle board facilities in Chiguayante as well as particle board and MDF manufacturing facilities in Coronel, Chile. Masisa Concepción Ltda. is organized under the laws of Chile.
(7)	Joint-venture holding company. Inversiones Industriales S.A., which does business under the name Indusa, is organized under the laws of Chile.
(8)	Owns and manages forest holdings in Argentina. Forestal Argentina S.A. is organized under the laws of Argentina.
(9)
Owns and operates MDF and particle board manufacturing facilities, as well as melamine-laminating facilities, in Concordia, Argentina.  Masisa Argentina’s headquarters are located in Buenos Aires, where it also has a commercial warehouse. Masisa Argentina S.A. is organized under the laws of Argentina.

(10)	Owns and operates a wood-chipping mill in Valdivia, Chile with a capacity of 500,000 metric tons (two shifts). Forestal Río Calle-Calle S.A. is organized under the laws of Chile.
(11)	A special purpose company for raising funds off-shore related to Forestal Tornagaleones S.A. FTG Overseas Ltd. is organized under the laws of the British Virgin Islands.
(12)
Owns and operates MDF and OSB manufacturing facilities, as well as a melamine-laminating facility in the state of Paraná, Brazil.  Masisa do Brasil Ltda. also leases and operates three warehouses and distribution centers and carries on marketing activities in Brazil.  Masisa do Brasil Ltda. is organized under the laws of Brazil.

(13)	Owns and operates a particle board manufacturing facility in Durango, Mexico. Maderas y Sintéticos de México S.A. de C.V. is organized under the laws of Mexico.
(14)	Created to carry on marketing activities in Peru. Maderas y Sintéticos del Perú S.A.C. is organized under the laws of Peru.
(15)	Created to carry on marketing activities in Ecuador. Masisa Ecuador S.A. is organized under the laws of Ecuador.
(16)	A joint venture company, created to carry on business activities related to the wood market, in Mexico.
(17)	Created to provide various management and consulting services in Mexico. Maderas y Sintéticos Servicios S.A. de C.V. is organized under the laws of Mexico.
(18)	Created to manufacture wooden component parts and pieces for the construction and furniture industries. Masisa Partes y Piezas Ltda. is organized under the laws of Chile.

Back to Contents

(19)	A special purpose company for investment activities. Inversiones Calle Calle is organized under the laws of Chile.
(20)	A joint venture company created to carry on wood industrial activities. Forestal Calle Calle is organized under the laws of Chile

Masisa S.A. beneficially owns, directly or indirectly, 100% of its subsidiaries Masisa Overseas Ltd., Masisa Inversiones, Inversiones Coronel Ltda. (“Inversiones Coronel”), Masisa Concepción Ltda. (“Masisa Concepción”), Masisa Argentina, Masisa Brazil, Masisa Mexico, Maderas y Sintéticos Servicios S.A. de C.V. (“Masisa Services”), Maderas y Sintéticos del Perú S.A.C. (“Masisa Peru”), Masisa Ecuador S.A. (“Masisa Ecuador”) and Masisa Partes y Piezas Ltda. (“Masisa Partes y Piezas”).

As of December 31, 2002, the Company had a 60.4% interest in its formerly wholly owned Chilean subsidiary, Forestal.  The minority ownership interest in Forestal is shared between Xylem Fund IA, L.P. (“Xylem-IA”)(34.5%), an investment fund managed by Xylem Investments Inc. (“Xylem Investments”), and Fondo de Inversión de Desarollo de Empresas CMB-Prime (“CMB-Prime”)(5.1%), a Chilean institutional investor.  Forestal has operated as a joint venture holding company for investments in forest properties since June 1995.  In addition to its forest holdings, Forestal owns, directly or indirectly, 50.1% of its Argentinean subsidiary, Forestal Argentina S.A. (“Forestal Argentina”), the primary assets of which are forest properties in Argentina.  The minority interest in Forestal Argentina is held by Xylem Fund IIA, Inc.(29.2%), an investment fund also managed by Xylem Investments and other minority shareholders (20.7%).  For more information on the Company’s forest holdings, see “—Forestry and Wood Chipping Businesses.” The Company owns a 50% interest in Masnova de México S.A. de C.V. (“Masnova”), a joint venture company created in December 2001 to market and sell the Company’s exports to the Mexican market.  The remaining 50% of Masnova is owned by Forestal Terranova México S.A. de C.V., an affiliate company of the Company’s controlling shareholder.

The Company also owns a 50% interest in Inversiones Industriales, S.A. (“Indusa”), a joint venture holding company, whose subsidiary, Forestal Río Calle-Calle S.A. (“Forestal Rio Calle-Calle”) owns a wood chipping mill in Corral, near Valdivia, Chile. Indusa also participates in the joint venture company Inversiones Calle Calle S.A. (“Inversiones Calle Calle”), in equal parts with Masisa S.A. The remaining 50% of Indusa is owned by Inversiones Fariza Chile Ltda. (32.5%) and Inversiones Forestales CCA S.A. (“Inversiones Forestales”) (17.5%), both companies are not related to Masisa. Additionally, the Company owns a 9.09% interest in Forestal Calle-Calle S.A.(“Forestal Calle-Calle”) through its subsidiary Inversiones Coronel. The remaining interest in Forestal Calle-Calle is held by Forestal Rio Calle-Calle (81.82%) and other minority shareholders (9.09%).

Business Strategy

The Company’s business strategy is to build and operate world-class wood panel production facilities in areas of Latin America where tree-growing conditions can provide an environmentally-friendly, long-term, low-cost supply of wood.  The Company is implementing its business strategy by seeking to (i) establish and maintain market leadership in the markets in which it is present by introducing high quality products and continuing its ongoing commitment to implementing high standards of efficiency in the production and delivery of wood panel products, (ii) expand sales in Latin American and other markets by capitalizing upon its experience and success over the years in expanding into and diversifying its export markets, (iii) strengthen its existing brand names, (iv) focus its product mix towards increasing sales of its higher margin products, especially melamine-laminated particle board and MDF, (v) further develop its Placacentro program, as set forth below, in Chile, Brazil, Argentina, Peru and Mexico, and extend it to other Latin American markets and (vi) expand into new businesses which have significant synergies with the Company’s core business, such as the production of OSB or other types of wood boards that can complement the Company’s current product mix.

The Company considers Latin America its natural market.  During 1999, the Company began construction of a new MDF production facility in Brazil because it believed that its production facilities in Argentina and Chile, from which the Brazilian market had been supplied, did not have sufficient production capacity to supply the expected future growth in Brazilian demand.  The facility started operating in December 2000 and reached full production by July 2001.  To strengthen its competitive position in Brazil, the Company decided to build a new OSB plant in Curitiba.  This new plant produced its first OSB boards in November 2001, and became fully operational during the fourth quarter of 2002. In October 2001, the Company started to operate its new thin-MDF line in

Back to Contents

Argentina.  This plant, which complements Masisa’s product mix, became fully operational by mid-2002.  In addition, the Company has organized Masisa Peru and Masisa Ecuador to conduct the Company’s commercial operations in those countries. Likewise, in August 2001, the Company established its Mexican subsidiary, Masisa Mexico, and in January 2002 acquired a particle board plant in that country.  This acquisition represents Masisa’s first entry into the direct supply of wood boards in Mexico.

Masisa is seeking to satisfy consumer needs and offer solutions to problems in construction and furniture manufacturing in each of the markets that it services.  The Company regularly meets with furniture manufacturers in an effort to increase the usage of its products.  The Company also intends to further develop its Placacentro program in Chile, Argentina, Brazil, Peru, Mexico, Ecuador, Panama and Paraguay and also to start developing it in other countries.  Placacentros are retail furniture supply stores which are franchised by the Company, but are independently owned and operated, and which offer a wide variety of products that can be used by carpenters and artisans to manufacture furniture.  During 2002, the Company started developing the Placacentro distribution network in Mexico, Ecuador, Panama and Paraguay.  Colombia was also added to the Placacentro network in the first quarter of 2003.  As of May 15, 2003, 53 Placacentros stores were open in Chile, 20 in Argentina, 16 in Peru, 16 in Brazil, 18 in Mexico, 7 in Ecuador, 2 in Panama, 1 in Paraguay and 2 in Colombia. With 135 stores in 9 countries, the Placacentro network is one of the largest of its kind in Latin America.  The Company expects to open a total of approximately 80 stores primarily in these and other Latin American countries during 2003.  The Company believes that expansion of this program will further enhance its brand names and the distribution of its products.  The Company also believes that Argentina, Brazil, Peru and Mexico have housing shortages and, in general, represent underdeveloped markets for its products

Back to Contents

THE COMPANY’S PRINCIPAL FACILITIES AND OFFICES

Location	Executive Offices	Production Facilities	Distribution Centers

Chile

Antofagasta			•

Cabrero		•

Chiguayante		•

Concepción			•

Coronel		•

La Serena			•

Santiago	•		•

Valdivia		•	•
Argentina

Buenos Aires	•

Concordia		•	•
Brazil

Curitiba	•		•

Novo Hamburgo			•

Ponta Grossa		•
Peru

Lima	•		•
Mexico

Durango		•

Mexico City	•
Ecuador

Quito	•		•

Principal Products

The following table shows the net sales of each of the Company’s principal products as a percentage of the Company’s total consolidated net sales for the years ended 2000, 2001 and 2002.

THE COMPANY’S PRODUCTS(1)
(as a percentage of 2000, 2001 and 2002 net consolidated sales)

	2000	2001	2002

Raw Particle Board	16.9%	12.0%	14.1%
Coated Particle Board (2)	35.4%	25.1%	24.6%
Raw MDF	37.0%	47.5%	44.1%
Coated MDF (2)	9.1%	8.8%	7.1%
OSB (3)			3.8%
Doors	1.4%	0.9%	1.0%
Timber	—	5.4%	5.3%
Other Products	0.3%	0.4%	0.0%

Total	100.0%	100.0%	100.0%

(1)
Year 2000 net sales do not include sales of Forestal.  The Company’s net sales for 2000, 2001 and 2002, respectively, were, Ch$118,345 million,  Ch$159,341 million and Ch$161,983 million.  Figures are in constant Ch$as of December 31, 2002.

(2)	Includes melamine-laminated and wood-veneered boards.
(3)	OSB was included in Other Products in years 2000 and 2001.

Particle Board.  In 2002, particle board accounted for approximately 39% of the Company’s net sales revenue.  The principal types of particle board produced by the Company are raw particle board, melamine-laminated particle board and wood-veneered particle board.  Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut, quality-analyzed and packaged.  Every board is automatically marked to indicate its date of manufacture, type, facility where produced, dimensions and thickness.  Raw particle board is

Back to Contents

used in a variety of applications in the construction industry, such as ceilings, walls, floors and closets, and is also widely used in the manufacture of furniture.  The Company produces different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac,” and “HR100,” each of which is suited to a different task or market segment.  In 2002, raw particle board sales accounted for approximately 14% of the Company’s consolidated net sales revenue and 22% of total board sales by physical volume in cubic meters compared to 12% and 23%, respectively, in 2001.  Approximately 46% of the Company’s raw particle board production by volume was used in the production of melamine-laminated and wood-veneered particle board.  Exports of raw particle board from Chile and Argentina to other countries accounted for approximately 24% and 31% of raw particle board sales by volume in 2002 and 2001 respectively. In 2002 the Mexican market was mainly supplied by the Company’s facility in that country.

Particle board competes, in certain uses, with gypsum and asbestos-cement boards, as well as solid wood, plywood, fiber board (including both hard board and MDF) and OSB. MDF and particle board are competing products in some applications in the furniture industry. Lumber, asbestos-cement and gypsum board are the main competing products in the construction industry.  Plywood may also be substituted for particle board, MDF and OSB in certain applications.

MDF (Medium Density Fiberboard).  The Company commenced commercial production of MDF in Argentina in September 1995 and in Chile in February 1996.  In December 2000, the Company began production of MDF in Brazil, and in October 2001, the Company’s thin-MDF plant in Argentina produced its first boards.  MDF is manufactured by removing the cellulose fibers from wood chips, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut to size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing.  Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges.  Its uniformly dense surface gives superior results when grain-printed or painted.  MDF shapes and routs with precision, drills easily and cuts cleanly.  It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers.  MDF is of higher quality and more versatile than particle board.  However, compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy.  Due to its higher production costs, MDF generally commands a higher price than particle board of the same thickness.  The Company produces all the standard thicknesses and densities of MDF, including thin-MDF, some melamine-laminated MDF and a small amount of wood-veneered MDF.  The Company markets its MDF under the brand names “Fibrofácil” and “MDF Masisa.”  In 2002, MDF sales represented approximately 51% of the Company’s consolidated net sales and 52% of total board sales by physical volume in cubic meters compared to 56% and 56%, in 2001..  Exports of MDF from Chile, Argentina and Brazil to other countries accounted for 40% of MDF sales by volume in 2002 compared to 20% in 2001. This is due primarily to the increased export by Masisa Argentina in response to depressed local sales, the commencement of raw MDF export by Masisa Brazil and the supply of  MDF to Masisa Mexico by Masisa Chile and Argentina.

Melamine-Laminated Boards.  Melamine-laminated boards are either raw particle boards or MDF boards covered on one or both sides with paper impregnated with melamine, a plastic laminate.  Most melamine-laminated boards sold by the Company are particle board based and sold under the brand name “Masisa Melamina” and “MDF Masisa Recubierto.”  Melamine-laminated boards are available in a wide variety of colors and textures, including simulated wood, although white remains the Company’s best seller.  Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. In 1997, the Company introduced a high density MDF to be used for flooring.  Melamine-laminated board sales generate a higher margin than raw particle board or raw MDF sales.  In 2002, melamine-laminated board sales accounted for approximately 29% of the Company’s consolidated net sales revenue and 23% of total board sales by physical volume in cubic meters.  For 2002, approximately 43% of consolidated particle board sales by volume and 11% of consolidated MDF sales by volume were melamine-laminated.  Exports of melamine-laminated board from Chile and Argentina to other countries accounted for approximately 31% of melamine-laminated board sales by volume in 2002.

Wood-Veneered Boards.  This product is only produced by the Company in Chile and consists of raw particle board or MDF to which a thin layer of natural wood veneer (eucalyptus or other fine woods) is bonded.  Wood-veneered particle board is generally used for purposes similar to those of melamine-laminated particle board, but it is more expensive.  Wood-veneered board is a higher margin product than melamine-laminated particle board.

Back to Contents

In 2002, sales of wood-veneered board accounted for approximately 3% of the Company’s consolidated net sales by value and 1% of total board sales by physical volume in cubic meters.  Wood-veneered board  is sold under the brand name “Masisa Enchapada.”  Only a small portion of the Company’s MDF sold in 2002 (0.3% by volume) was wood-veneered.  Approximately 3% of the Company’s particle board sold in 2002 by volume was wood-veneered.  Exports of wood-veneered board from Chile to other countries accounted for approximately 0.6% of wood-veneered board sales by volume in 2002.

OSB (Oriented Strand Board). OSB boards are structural panel boards manufactured with aligned wood shavings, which are glued together, mixed and arranged in several layers using chemical adhesives.  The layers are later hot-pressed, which offers excellent resistance and strength to the boards.  OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as occur in the construction and packaging industries.  The Company’s OSB boards are marketed under the “Masisa OSB” brand name, and are manufactured in the plant that the Company owns in Brazil. In 2002, OSB sales represented approximately 4% of the Company’s consolidated net sales and 7% of total board sales by physical volume in cubic meters.  Exports of OSB from Brazil to other countries accounted for 16% of OSB sales by volume in 2002.

Doors.  The Company manufactures doors in Chile, which are marketed under the brand name “Exit”.  The manufacture of doors is the most labor intensive of the Company’s businesses.  Most of the Company’s doors consist of plywood bonded to a solid wood frame.  A much smaller percentage is manufactured using particle board or MDF instead of plywood.  Doors manufactured by the Company are made with a cardboard honeycomb core.  Doors are mainly sold plain but certain finishes and enhancements, such as applied wood veneer and wood moldings, are available upon request.  In 2002, door sales represented approximately 1% of the Company’s consolidated net sales revenue.  There are no significant export sales of doors.

Timber.  The Company sells timber through its subsidiary, Forestal.  While Forestal initially focused its activities on the supply of wood to Masisa, it now sells timber primarily to unaffiliated third parties. All of the timber which Forestal currently provides to the Company is sold at market prices.  In 2002, timber sales represented approximately 5% of the Company’s consolidated net sales revenue.

Other Products.  The Company also manufactures wood veneer as a complement to its principal products, and distributes furniture hardware. In 2002, sales of all such products were insignificant in monetary terms. In January 2003, the Concordia facility in Argentina began the production of the first pre-painted MDF moldings and in the last quarter of 2002, Masisa Partes y Piezas started to sell furniture parts with specified designs to manufacturers.

Board and Other Wood Products

The following table shows the Company’s sales of particle board, MDF and OSB by physical volume in cubic meters for each year during the five-year period from 1998 through 2002.  For each year, sales of particle board and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

MASISA
TOTAL CONSOLIDATED BOARD SALES
(cubic meters)

	1998	1999	2000	2001	2002

Raw Particle Board	214,168	214,525	237,252	241,156	289,120
Coated Particle Board(1)	211,401	204,197	238,125	224,072	249,138
Total Particle Board	425,569	418,723	475,376	465,227	538,258
Raw MDF	193,053	199,985	292,092	529,066	600,156
Coated MDF(1)	35,753	41,772	46,072	66,209	74,247
Total MDF	228,806	241,757	338,164	595,275	674,403

Back to Contents

Oriented Strand Board	1,889	1,486	2,135	5,561	89,357

Total	656,264	661,966	815,675	1,066,063	1,302,018

(1)	Includes both melamine-laminated and wood-veneered boards.

The Company’s sales of particle board and MDF, which increased by 14% in volume in 2002 as compared to 2001, as well as sales of the Company’s other products, are dependent to a significant extent on the state of the economies in Chile, Argentina, Brazil and Mexico, the Company’s principal markets.  In particular, sales of these products are related to the levels of activity in the construction and furniture manufacturing industries in those countries.  An economic downturn in any of those countries is likely to materially adversely affect its construction industry, as well as affect demand for furniture products and, accordingly, sales of the Company’s products.  The construction and furniture manufacturing industries in those countries are the principal users of the Company’s products.  See “Item 5: Operating and Financial Review and Prospects.”

The Company’s Markets

The following table shows the net sales in each of the Company’s markets as a percentage of the Company’s total consolidated net sales for the years ended 2000, 2001 and 2002.

THE COMPANY’S MARKETS(1)(2)
(as a percentage of net consolidated sales)

	2000	2001	2002

Chile	45.1%	44.3%	36.1%
Argentina	27.1%	21.3%	7.0%
Brazil	16.7%	19.5%	22.1%
Mexico	0.6%	1.9%	12.2%
Peru	1.5%	1.5%	3.1%
Uruguay	1.5%	1.1%	0.6%
Other Markets	7.5%	10.5%	18.9%

Total	100.0%	100.0%	100.0%

(1)	Year 2000 does not include sales of Forestal.
(2)	The Company’s net sales for 2000, 2001 and 2002, were Ch$118,345 million, Ch$159,341 million and Ch$161,983 million, respectively. Figures are in constant Ch$as of December 31, 2002.

Chile

General.  The Chilean economy increased at a rate of 2.1% in terms of GDP during 2002.  Inflation during 2002 was 2.8%, while the trade balance surplus was US$2.5 billion. In 2002 Chile’s economy was adversely affected by the economic crisis and slowdowns faced by Argentina, and, to a lesser extent, its other Latin American neighbors. The significant reduction of cash flow to the region resulted in a relatively high unemployment rate, which kept internal consumption fairly depressed. In 2002, construction GDP growth was only 2.1% adversely compared to the 3.0% increase of 2001. This drop in consumption and in the growth of the construction industry, combined with pressure from imports coming from Argentina, due to the dramatical drop of their local market, did not allow the Company to maintain prices in dollar terms, affecting the local market margins of the Company in this country. The following table shows the Company’s sales of particle board, MDF and OSB in Chile in dollars for the years indicated.

CHILE
MASISA BOARD SALES
(thousands of US$)(1)

	For the year ended December 31,

	1999	2000	2001	2002

Raw Particle Board	19,912	21,295	16,574	15,070
Coated Particle Board-melamine	30,592	31,982	28,018	26,146
Coated Particle Board-wood veneer	8,744	9,240	7,743	5,100
Total Particle Board	59,248	62,517	52,335	46,316

Back to Contents

Raw MDF	9,209	19,685	36,626	25,431
Coated MDF (2)	1,479	2,153	2,311	1,698
Total MDF	10,688	21,838	38,937	27,129
OSB	426	640	353	1,020

Total	70,363	84,996	91,624	74,465

(1)	Dollar amounts have been compiled using historical year-end exchange rates during the period indicated and have not been adjusted to reflect changes in purchasing power.
(2)	Includes both melamine-laminated and wood-veneered boards.

Marketing and Distribution.  Most of the Company’s products are sold in Chile through approximately 205 independent distributors serving the construction and furniture manufacturing industries.  A small portion of the Company’s products are sold directly to furniture manufacturers. The Company’s 30 largest customers (in terms of sales revenue) accounted for approximately 82% of 2002 sales in Chile.  The largest customer accounted for approximately 9% of such sales. The Company’s principal Chilean customers are: Comercial Corza S.A., Comercial Viñuela y Cía. Ltda., Construmart S.A., Easy S.A., Ebema S.A., Electrocom S.A., Ferreterías Weitzler S.A., Maderama, Maderas Imperial Ltda., Mafor S.A., Polincay Export Ltda., Silva y Compañia Ltda., Sodimac S.A., and Youseff Comercial Ltda.  Although the Company believes that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on the Company, there can be no assurance that any such loss in the future will not have such a material adverse effect.  The Company’s products are stored in five warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations.  Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

In 1991, the Company commenced its Placacentro program in order to broaden its distribution channels, increase demand for its products and remain in close contact with its customers.  Placacentros are independently owned and operated retail furniture supply stores that are franchised by the Company.  Placacentro stores are required to carry the full range of the Company’s products and to display such products in the manner directed by the Company.  Placacentro owners receive technical assistance from the Company and are permitted to carry other manufacturers’ products with certain limitations.  The Company derives no license fees or revenues from Placacentro stores other than through the sale of its products.

Placacentros are an important part of the Company’s marketing strategy of maintaining close ties to furniture manufacturers and retail customers. The goal of this strategy is to increase the per capita consumption of the Company’s products and to create competitive advantages to address current and future competition.  As of May 15, 2003, there were 53 Placacentro stores in Chile. The Company expects to open approximately 9 new Placacentro stores in Chile during 2003.  The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Of the Company’s 2002 volume sales in the Chilean market, approximately 33% were to Placacentros, the remainder being direct sales and sales to other distributors. As part of its marketing strategy, the Company emphasizes technical assistance to customers and the development of new products. In 2002, Masisa introduced five new melamine designs to the Chilean market, strengthening its leadership in terms of design diversity with more than 40 different alternatives. Moreover, as part of its policy to provide ongoing encouragement and support for the development of the industry in Chile, Masisa manages a wide range of melamine designs which have been exclusively supplied to the most important furniture industries in the region.    The principal melamine designs are also applied, using finish foil, to MDF, with a thickness of 3 millimeters, and used as backings for furniture and the bottoms of drawers. Other products developed in 2002 in Chile are overlay boards, a system that offers a considerably higher resistance compared to melamine coatings, and grooved MDF boards, widely used in the manufacturing of promotional displays and commercial facilities. The grooved MDF board is the only MDF board available in all of the Company’s melamine designs.

The Company is in regular contact with builders and furniture manufacturers to encourage additional sales of its products.  The Company’s policy is to provide customers with service, technical and product development assistance, and to attempt to anticipate customer needs and offer solutions to problems in construction and furniture manufacturing.

To promote creativity and develop new product applications, the Company will organize the eighth Masisa Design Contest for Students, which will be the first such student design competition held at an international level by Masisa, and the third Masisa Design Contest for Professional RTA (Ready to Assemble) Furniture Manufacturers.  Works designed by participants in each such contest will be exhibited in the Third Masisa Design Encounter, which

Back to Contents

will take place at the National Museum of Arts of Chile in November 2003.  These contests are also intended to promote creativity and innovation in the use of Masisa’s products.

In 2002 the Company also formed a new Chilean subsidiary, Masisa Partes y Piezas Ltda. (“Masisa Partes y Piezas”), as part of the Company’s plan to keep abreast of trends and developments in the furniture industry.  Masisa Partes y Piezas supplies component parts and services to the furniture manufacturing industry in Chile where it is the first company of its kind. This new company’s aim is to develop and introduce clearly defined products and services that are competitive, modern, innovative, capable of being standardized and which increase the quality of the final product.  Masisa Partes & Piezas currently provides local and foreign furniture manufacturers a means to improve their efficiency and costs by outsourcing the molding of the boards to Masisa Partes & Piezas.  Masisa Partes & Piezas products compete in the market by offering greater added value, both in standard and special formats and by providing innovative solutions to architects, designers, manufacturers and industrialists for their board product needs.

Particle Board Market.  The Company is a leading manufacturer in Chile of raw, melamine-laminated and wood-veneered particle board.  According to company statistics, the Company’s 2002 sales of particle board accounted for approximately 84% of the particle board sold in Chile.  The Company’s total 2002 Chilean particle board sales decreased by 12% in dollar terms as compared to 2001, this due to price pressures as explained below. Also in 2002, the Company’s Chilean raw particle board sales decreased by 9%, melamine-laminated particle board sales decreased by 7% and wood-veneered particle board sales decreased by 34%.  The Company estimates that consumption of particle board in Chile was 19.7 cubic meters per thousand inhabitants in 2002.  While the total consumption of particle board in Chile increased by approximately 2% in 2002 from 2001, it is still below levels reached in 2000 mainly because of the slow recovery of the global economy.

In 1998, the Company purchased a particle board production and laminating facility from its competitor, Nobel, in Valdivia, Chile.  In September 1998, a fire severely damaged and rendered inoperable the particle board and board laminating facility of its competitor Bomasil.  Based on its purchase of Nobel’s particle board business and the Bomasil fire, the Company believes that its production facilities account for approximately 91% of Chile’s particle board installed capacity and approximately 74% of the country’s melamine-laminating capacity.  Río Itata, which has an installed production capacity of approximately 30,000 cubic meters per year, is the only remaining competitor in the particle board production industry in Chile.

The Company believes that the Chilean particle board manufacturers’ aggregate annual production capacity for 2002 was roughly 470,000 cubic meters, while total particle board consumption in Chile for 2002 was estimated to be only 287,000 cubic meters, making indispensable to export part of the local production.

Due to the economic crisis in Argentina in 2002, which reduced particle board consumption to nearly half that of 2001, and the devaluation of the Argentinean peso, some Argentinean manufacturers decided to export part of their production to the Chilean market.  This resulted in price pressure for all competitors in Chile.  The Company believes that the excess capacity in particle board production and the resulting price pressure, combined with high shipping costs for particle board imports, are the primary factors that discouraged imports of particle boards in previous years. The situation experienced in 2002 was unique and as the Argentinean economy and consumption begin to recover, the situation should return to prior levels.   However, there can be no assurance that significant pressure from imports of particle board into Chile will not occur in the future.

MDF Market.  The Chilean MDF market is relatively undeveloped compared to the European and North American markets.  Although the first Chilean MDF plant commenced production in 1988, and the market has exhibited strong growth since that time, Chilean MDF producers devote most of their production to exports. Masisa Chile sold 47% of its MDF sales in the local market during 2002. The Company estimates that in 2002 MDF consumption in Chile was approximately 17.0 cubic meters per thousand inhabitants.

In February 1996, commercial production of MDF commenced at the Company’s MDF facility in Coronel, Chile.  In September 2000, the Company acquired 92.61% of its competitor Fibranova S.A. (“Fibranova”), increasing its MDF production facilities from 140,000 to 300,000 cubic meters per year.  In September 2001, the Company acquired the remaining 7.39% of Fibranova from the Sumitomo Corporation.  This acquisition was financed internally.  The Company estimates that as of December 31, 2002, it has captured a 53% share of the Chilean MDF market.  The Company’s MDF sales in Chile, as recorded by the Company, decreased in dollar terms

Back to Contents

by 30% in 2002.  However, sales to a Chilean export agent for direct export in the amount of US$ 14.5 million were classified as domestic sales in 2001.  Adjusting these 2001 MDF sales to account for them as exports, MDF domestic sales increased by 11% in dollar terms in 2002.  This increase was due principally to increased sales of MDF to molding manufacturers. These manufacturers are mid-sized companies that make moldings with the Company’s MDF, principally for export to the United States. After the acquisition in 2000 of Fibranova, Masisa’s only established competitor in the Chilean MDF market was Paneles Arauco S.A. (“Paneles Arauco”), that had an annual production capacity of approximately 140,000 cubic meters. In the second-half of 2002, Paneles Arauco completed the construction of a new MDF plant in Chile with an estimated annual installed capacity of 250,000 cubic meters, that became operational in October 2002.

Doors Market.  The majority of the Company’s door sales are in the Chilean domestic market.  Complete statistics on the overall Chilean door market are not available.  The Company believes that until 1997 it controlled a substantial percentage of the smaller Chilean market for highly decorated doors. However, due to that market’s limited size, the Company decided in 1998 to simplify its product assortment by concentrating on doors that could be produced with more automated procedures.  During 2002, door sales increased 1% in dollar terms as compared to 2001, totaling US$2.2 million.  This is the result of a 7% increase in terms of volume partially offset by a decrease in prices in dollar terms as a result of the devaluation of the Chilean peso.

Argentina

General. The Argentinean economy continued to experience significant difficulties in 2002. During the first six months of 2002, the Argentinean government eliminated the U.S. dollar Argentinean peso parity after which the Argentinean peso decreased in value by 237% as of the end of 2002. Additionally, the Argentinean government imposed restrictions on cash withdrawals from bank accounts and on transfers of funds from Argentinean to foreign accounts and government publicly announced its inability to repay its debt to foreign lenders.  In 2002 Argentina experienced a 10.9% drop in gross GDP, a rise in the wholesale price index of 118.2% and price level inflation of 41.0%.  In addition, the Argentinean trade balance showed a surplus of US$16.4 billion.  Although the economic situation began to show signs of a slow recovery in the second half of 2002, demand for products and services remains depressed.  No assurance can be given that governmental measures or other factors will improve Argentina’s economy or that general improvement in its economy would lead to an increase in the demand for particle board and/or MDF.

Back to Contents

The following table shows the Company’s board sales in the Argentinean market for the years indicated.  These figures include sales of particle board and MDF: (i) produced in Argentina, (ii) imported by Masisa Argentina from Chile (iii) imported by Masisa Argentina from Brasil and (iv) directly exported by Masisa Chile into the Argentinean market.

ARGENTINA
MASISA BOARD SALES
(thousands of US$)(1)

	For the year ended December 31,

	1999	2000	2001	2002

Particle Board	8,888	5,940	4,670	1,557
Coated Particle Board-melamine	16,404	13,749	11,711	4,147
Coated Particle Board-wood veneer			111	3
Total Particle Board	25,292	19,689	16,492	5,707
Raw MDF	21,633	22,760	21,934	6,106
Coated MDF-melamine	10,399	10,166	10,286	2,491
Total MDF	32,032	32,927	32,202	8,597
OSB				430

Total	57,324	52,615	48,712	14,734

(1)	Dollar amounts have been compiled using historical year-end exchange rates during the period indicated and have not been adjusted to reflect changes in purchasing power.

Marketing and Distribution.  Despite the cost and difficulty of shipping goods across the Andes mountain range (where the mountain road passes are frequently closed during winter) and the import tariffs to which the Company’s goods were subject when shipped into Argentina, the Company exported from Chile small quantities of particle board to Argentina for a number of years prior to the establishment of Masisa Argentina and its commencement of particle board production in Argentina.  The costs and difficulties of doing business in Argentina from Chile, coupled with the Company’s expectations regarding the Argentinean economy and favorable tree-growing conditions, convinced the Company that it would be better positioned to exploit what it believed to be an underdeveloped market by producing particle board and MDF in Argentina.  Moreover, the Company believed that if it did not serve the Argentinean market through production facilities in Argentina, other producers would be more likely to enter the market (thereby diminishing the Company’s ability to export Chilean production to Argentina and enter the market in the future) and possibly compete with the Company in its principal market in Chile.  Accordingly, in 1992, the Company established Masisa Argentina, which commenced production of particle board in June 1994 and of MDF in 1995.

Currently, the Company sells particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors.  During 2002, approximately 70% of the Company’s sales revenue in the Argentinean market was generated by the 10 principal distributors, and the largest single distributor accounted for approximately 15% of these sales.  The Company’s principal distributors in Argentina are: Amiano S.R.L., Distribuidora Aglolam S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Dolinsky S.A., Easy S.A, Madergold S.A, Mocona S.R.L., Oblak Hmnos. S.A.C.I. F.E.I. and Sacheco S.A.

Given the successful development of the Company’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000.  As of May 15, 2003, 20 stores have been opened in Argentina.  Masisa Argentina expects to open approximately 8 new stores in Argentina during 2003. Of the Company’s 2002 sales in the Argentinean market, approximately 10% were through Placacentros. The Company is pursuing several strategies in Argentina to encourage the use of the Company’s particle board and MDF products in lieu of other materials.  As in Chile, the Company holds regular meetings with Argentinean furniture manufacturers, offers service and technical assistance to these consumers and regularly participates in trade fairs and furniture shows.  In addition, the Company offers technical training courses for Masisa-product installers through an agreement with the Construction Worker’s Training Foundation of Argentina.

In Argentina, the Company sells directly from its Concordia production facility. The Company previously held a commercial warehouse located in Buenos Aires that was closed in May 2001 because of improvements in the distribution system.  Products are shipped mainly by truck to customer locations in Argentina.

Back to Contents

The Company has focused its marketing efforts on furniture and cabinet manufacturers and on the construction industry.  After devaluation of the Argentinean peso and in response to the adverse macroeconomic scenario in Argentina, Masisa Argentina has redirected the majority of production from its Argentinean operations to export markets primarily in Brazil, Mexico, the U.S. and the Far East.  As a result, in 2002, the Argentinean local market represented only 7% of Masisa’s total sales as compared with 21% in 2001.

Particle Board Market.  Argentina has more than twice the population of Chile and has a housing deficit estimated at over three million. However, following the devaluation of its currency, Argentina’s per capita income has been reduced to half of its pre-devaluation levels.  Accordingly, Argentina’s current domestic particle board consumption has fallen to approximately 3.1 cubic meters per thousand persons as compared with 6.0 cubic meters per thousand persons in 2001.  This substantial decrease is primarily the result of Argentina’s current economic crisis and the Company expects that future demand for its products in Argentina will be largely dependent upon the growth of the Argentinean economy and particularly on the growth of the Argentinean construction and furniture manufacturing industries.

The Company estimates that it held approximately a 37% share of the total Argentinean particle board market as of December 31, 2002.  The Company’s principal Argentinean competitors in particle board are Faplac S.A., which has an estimated production capacity of 210,000 cubic meters, Sadepan Latinoamericana S.A. and Cuyoplacas S.A., each of which has an estimated capacity of 100,000 cubic meters.  The other smaller Argentinean particle board producers, such as Tableros del Paraná S.A. have a minimal market presence and use older and less efficient technology than the Company utilizes at its Concordia facility.  The Company also believes its cost of production is lower than that of its Argentinean competitors.  As in Chile, however, particle board products compete with other types of board products, such as gypsum and asbestos-cement board, as well as solid wood and plywood.

During 2002, Masisa’s sales  of particle board in Argentina decreased in dollar terms by 65%, and its raw particle board and melamine-laminated particle board sales decreased by 67% and 65%, respectively.  This decrease in both raw and melamine-laminated particle board sales was due to a lower demand for these products as a result of the overall Argentinean economic crisis held in 2002. In order to minimize the impact of this decline, Masisa Argentina shifted the main part of its domestic sales of particle board to exports, resulting in an 8% decrease in volume sales in 2002 compared to 2001.

MDF Market.  The Company has continued to actively develop the market for this product through advertising campaigns, events held directly with the customers and the Company’s participation in trade shows, all of which are designed to demonstrate the board’s quality and multiple uses for furniture manufacturers, architects and decorators.

Masisa is the largest MDF manufacturer in the Argentinean market, with an estimated market share of 73% as of December 31, 2002.  The Company’s Argentinean MDF sales were US$8.6 million in 2002, which represents a 73% decrease compared to 2001.  As in the particle board case, this decrease in sales was due to a lower demand, as a result of the overall Argentinean economic crisis, and Masisa Argentina shifted domestic sales to exports ending with an 33% increase in MDF volume sales in 2002 compared to 2001. The Argentinean MDF market was a fast-growing market that expanded from approximately 24,000 cubic meters in 1995 to 151,000 cubic meters in 1999. However, the economic slowdown of the past two years has adversely affected the market, which decreased to approximately 131,000 cubic meters in 2001, and to approximately 60,000 cubic meters in 2002.  The Company estimates that total consumption of MDF in Argentina was approximately 1.7 cubic meters per thousand inhabitants in 2002, as compared to 3.4 cubic meters in 2001.

During 2002, due primarily to its increased competitiveness in foreign markets as a result of Argentina’s currency devaluation and Masisa Argentina’s ability to utilize the Company’s business networks abroad, approximately 72% of Masisa Argentina’s consolidated sales by volume of particle boards and MDF were exports, primarily to Brazil, as well as other export markets. Although this allowed the Company to partially offset the effects of the Argentinean crisis and avoid shutting down any of its production lines, due to the lower margins for Masisa Argentina’s products in exports markets compared with domestic markets in a normal condition, the Company will return to domestic sales when the Argentinean market begins to recover.  There can be no assurance that favorable economic conditions in Argentina will enable the Company’s profits to recover their pre-crisis levels.

Back to Contents

In 2000, Masisa Argentina began construction of a new thin-MDF plant at the Concordia Industrial Complex in Argentina.  The new plant has an installed production capacity of 120,000 cubic meters per year.  The plant produced its first boards in October 2001 and became fully operational by mid-2002 .  The plant’s thin-MDF production has been directed at local and export markets, producing 82,865 cubic meters during 2002.  By 2002, the Company had approximately 270,000 cubic meters of total MDF installed capacity in Argentina, including capacity from the new thin-MDF plant.

In March 2001, Masisa Argentina commenced construction of its first line of pre-painted MDF moldings in Argentina at the Concordia Complex. The molding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003 and reached full production capacity during the second quarter of 2003. Production at the molding plant will primarily be directed to export markets. For the first four months through April 2003, the Concordia facilities produced 2,821 cubic meters of molding with more than the half of them produced during April.

Although this plant began operating at a difficult time for the Argentinean economy, the facility’s geographic location, the Company’s export experience and the favorable exports conditions created by the devaluation of the Argentinean peso provide a favorable scenario for export to Latin American and world markets generally.

In the first half of 2002 Paneles Arauco began operations at its new MDF plant in Argentina with an estimated annual capacity of 240,000 cubic meters.  At the present time, in addition to Paneles Arauco, there is only one other competitor in this market, Tableros Guillermina S.A., which has an annual production capacity of approximately 40,000 cubic meters. Although the Company believes that market prospects for wood-board products in Argentina will improve, there can be no assurance that the Company will be able to operate its Argentinean plants profitably.

Uruguay

The Uruguayan market is accessed by the Company through the Company’s Argentinean marketing and distribution operations and is served from Masisa Argentina’s plant in Concordia.  Although Uruguay is a small market, and has no significant impact on Masisa’s results, the Company believes it is the leader in this market for both MDF and particle board products.  The Company’s sales in this market decreased by approximately 53% in 2002 from US$1.7 million in MDF and US$0.9 million in particle board in 2001 to US$0.8 million and US$0.4 million, respectively, in 2002.  This decrease was primarily due to the influence that the Argentinean economy has on Uruguay.

Brazil

General.  In 2002 Brazil’s GDP reached 1.5% for the second consecutive year, demonstrating how the pre-electoral uncertainty, the considerable drop in trade with Argentina and the adverse conditions of world and regional markets keep Brazilian’s economy in a slow growth. The inflation rate reached 12.5%.  The trade surplus was approximately US$13.1 billion and the local currency dropped from 2.3 Real per U.S. dollar on December 31, 2001 to 3.5 Real per US$ on December 31, 2002.  During 2003 the new elected President of Brazil announced measures intended to stabilize markets, resulting in a valuation of the Brazilian Real against US$, which as of June 23, 2003 was at 2.9 Real per US$ as issued by the U.S. Federal Reserve Bank of New York.

The following table shows the Company’s board sales in the Brazilian market in dollar terms for the years indicated.  The figures reflect exports from the Company’s Chilean and Argentinean production facilities sold in Brazil, as well as the production from Masisa Brazil’s MDF and OSB plants, which commenced operations in December 2000 and November 2001 respectively.

Back to Contents

BRAZIL
MASISA BOARD SALES
(thousands of US$)(1)

	For the year ended December 31,

	1999	2000	2001	2002

Raw Particle Board	909	2,052	1,370	653
Coated Particle Board(2)	5,804	10,728	7,846	8,615
Total Particle Board	6,712	12,780	9,216	9,268
Raw MDF	10,424	14,093	28,335	21,908
Coated MDF(2)	5,063	5,128	7,893	10,979
Total MDF	15,486	19,221	36,228	32,886
OSB	—	—	537	6,143

Total	22,199	32,002	45,980	48,298

(1)	Dollar amounts have been compiled using historical year-end exchange rates during the period indicated and have not been adjusted to reflect changes in purchasing power.
(2)	Includes both melamine-laminated and wood-veneered boards.

Marketing and Distribution.  The Company established Masisa Brazil in 1995.  Masisa Brazil has already achieved a significant position as a particle board and MDF supplier to southern Brazil’s furniture industry.

Particle board is supplied and delivered to the Brazilian market principally by truck from Masisa Argentina’s Concordia plant. The strategic location of the Concordia Plant and the establishment of MERCOSUR have made Brazil a favored market for Masisa Argentina’s exports.  In the past, MDF was supplied to the Brazilian market from both the Argentinean Concordia plant and the Chilean Coronel plant, but since 2001 these exports were gradually replaced by production from the new MDF plant located in Ponta Grossa, Brazil.  During 2002, only the Concordia plant continued to export MDF boards to Brazil, taking advantage of the favorable commercial balance resulting from the Argentinean Peso devaluation. The Ponta Grossa plant has an installed capacity of 240,000 cubic meters per year and was inaugurated in April 2001.  During 2002 Masisa Brazil produced 214,423 cubic meters of MDF.

The Company’s combined sales in Brazil of particle board, MDF and OSB reached US$49.3 million in 2002, representing an 5% increase compared to 2001. Particle board sales remained relatively stable, increasing by 1% to US$9.3 million in 2002 from US$9.2 million in 2001.  MDF sales decreased by 9% to US$32.9 million in 2002. Particle board and MDF sales by volume increased by 31% and 21%, respectively, in 2002 compared to 2001. This increase is not reflected in net sales however, because the depreciation of the local currency resulted in lower prices in U.S. dollar terms and the Company has been enable to adjust prices as a result of increase competition. OSB sales increased to US$6.1 million in 2002 compared to the US$ 0.5 in 2001 primarily due to the start of production at the Brazilian OSB plant.

The Company has a commercial office located in Bento Gonçalves, state of Rio Grande do Sul, approximately 900 kilometers from Concordia.  A significant portion of the Brazilian furniture manufacturing industry is concentrated in the Bento Gonçalves region.

During 1998, the Company closed a distribution warehouse in Bento Gonçalves, but three new distribution warehouses were opened in the cities of Novo Hamburgo, Curitiba and Vitória, in the states of Rio Grande do Sul, Paraná and Espírito Santo, respectively.  This shift in warehousing was undertaken in order to implement a more effective distribution system within Brazil.  During 2002, the Company closed the Vitoria warehouse to finish improvements in the distribution system.

In order to participate in the fast-growing Brazilian market and to be cost-competitive, the Company opened an MDF production facility in Brazil.  The facility is located in the city of Ponta Grossa, Paraná State, in the Southeastern part of Brazil and has an installed capacity of 240,000 cubic meters of MDF per year.  Masisa began construction of the Ponta Grossa MDF plant in July 1999 and commenced production testing in December 2000.

In November 2001, Masisa began test production of the first OSB boards in a new plant in the Ponta Grossa industrial complex.  This OSB plant, which Masisa started to construct in mid-2000, has an annual installed capacity of 350,000 cubic meters and required an investment of approximately US$64 million, all of which was financed internally. The Ponta Grossa OSB plant is the first of its type in Brazil.

Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers.  There are generally no independent distributor chains for these materials.  However, in order to meet

Back to Contents

the needs of carpenters, architects and decorators, Masisa has established a sales and marketing network that has been in place since 1996.  In addition, in 2002 the Company opened nine new Placacentro stores in the central and southern regions of Brazil, following its policy of developing distribution networks as a strategy for penetrating the markets where it is present.  The Company has opened 16 Placacentro stores in Brazil as of May 15, 2003, and expects to open approximately 14 new stores in Brazil during 2003. During 2002, 4.4% of all the Masisa Brazil’s volume sales were through Placacentros. Currently, the Company sells particle board, MDF and OSB in the Brazilian market through 24 commercial representatives distributed throughout Brazil.  During 2002, approximately 50% of the Company’s sales revenue in the Brazilian market was generated by 117 of its 1,859 customers, and the largest single customer accounted for approximately 1.9% of these sales.  The Company’s principal customers in Brazil are: A Medida Certa Ind. E Com. Ltda., Artel e Móveis Ltda., Artesano Móveis e Decor. Ltda., A.R. Valle & Cía Ltda., Bertolini S.A., Centro Oeste Suprim., Imcal, Ind. Móveis Arca Ltda., Leo Madeiras, Madesa S.A., Móveis Dalla Costa Ltda., Moveis Germai, Robel Ind. Móveis Ltda., Souza e Silvera Ltda. and Todeschini S.A.

The Company also believes that adapting finance and administrative management to local conditions is necessary to successfully compete in Brazil.  Accordingly, in late 1997, the Company established a finance and administrative office in Curitiba, Paraná State.  In August 1999, Mr. Italo Rossi was appointed as Masisa Brazil’s Chief Executive Officer.  Prior to that date, Mr. Rossi was the Company’s Chief Sales and Marketing Officer in Chile.

The Company is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its client base and participating in promotional activities, expositions and trade shows.  Although the Company believes that market prospects for MDF and OSB in Brazil are good, there can be no assurance that the Company will be able to operate its Brazilian plants profitably

Particle Board Market.  Particle board consumption in Brazil is relatively low, estimated by the Company to be 10.8 cubic meters per thousand inhabitants in 2002 (compared to consumption levels of 19.7 cubic meters per thousand inhabitants in Chile).  Since Brazil has a population more than ten times greater than that of Chile, the Company views Brazil as an attractive market for particle board.  Currently, there are a number of Brazilian of particle board producers with efficient operations, including Duratex, (644,000 cubic meters of capacity), Satipel (570,000 cubic meters), Berneck (530,000 cubic meters), Placas do Paraná (300,000 cubic meters), Eucatex (270,000 cubic meters), and Tafisa (239,000 cubic meters). Nevertheless, the Company estimates particle board consumption in Brazil increased by approximately 13% in 2002 compared to 2001 levels, and that long-term market prospects for this product in the Brazil are good. Although no accurate information is available on overall market size, the Company believes that it held approximately 4% of the Brazilian particle board market share as of December 31, 2002.

MDF Market.  Before the commencement of test production at its MDF plant in Ponta Grossa, Brazil, the Company only supplied the Brazilian market with imports from Chile and Argentina.  Since the MDF plant became fully operational in the third quarter of 2001, the Company has significantly increased MDF sales in Brazil.  As of December 31, 2002, the Company believes that it holds an approximate 31% share of the Brazilian MDF Market.  As regards competitors, the first Brazilian producer of MDF, Duratex, began production in 1997 and currently has an annual production capacity of approximately 230,000 cubic meters.  In late 1998, Tafisa Brasil opened an MDF facility with an annual production capacity of 145,000 cubic meters, and during 2001 increased their capacity to 350,000 cubic meters through the addition of a new plant.  Another competitor, Placas do Paraná, began operating a new MDF plant during December 2001, with an estimated installed capacity of 200,000 cubic meters per year.  During 2003 two new plants will begin operations in Brazil.  The first belongs to the Isdra Group and will have an annual capacity of 180,000 cubic meters.  The second, with an annual capacity of 400,000 cubic meters, belongs to Duratex and will replace part of their current hardboard production. Since the third quarter of 1997, the MDF production from these competitor plants has adversely affected the Company’s sales to Brazil.  Nevertheless, the Company estimates that total market consumption of MDF in 2002 reached approximately 730,000 cubic meters, which represents approximately a 28% increase compared to 2001 levels.  Therefore, the Company believes that long-term market prospects for this product in the Brazilian market are good.  The Company estimates that MDF consumption in Brazil was approximately 4.2 cubic meters per thousand inhabitants in 2002.  Based in part on its experience in the Argentinean market, the Company believes that the MDF market will expand rapidly in Brazil as MDF becomes more widely available as a result of the new domestic MDF production capacity in Brazil.

Back to Contents

OSB Market. In December 2001, Masisa began test production of the first OSB boards in a new plant in the Ponta Grossa industrial complex.  This OSB plant, which Masisa started to construct in mid-2000, has an annual installed capacity of 350,000 cubic meters.  The plant, which involved an internally financed investment of nearly US$64 million, is the first of its type in Brazil.  OSB boards are used in the construction, packing and furniture industry and in applications that require great structural strength.  The Ponta Grossa plant’s production targets both internal consumption and exports. Masisa do Brasil 2002 sales were 74,397 cubic meters in the local market and 14,591 cubic meters of exports to Chile, Argentina, Mexico, Venezuela, Uruguay and Korea (including sales to Masisa in Chile, Argentina and Mexico). As the first producer of this kind of boards in Brazil, the Company is actually involved in the introduction phase for this product, keeping margins low in order to encourage volume sales to create a market.

Mexico

Following its 6.9% growth in GDP in 2000, Mexico began to experience a slowdown in it’s economy as reflected in the 0.2% contraction in 2001 GDP and the relatively small 0.7% growth in 2002 GDP. In 2002, inflation in Mexico was 5.7%, while the trade balance deficit was US$ 8.0 billion.

Marketing and Distribution.  In August 2001, the Company established Masisa Mexico as a vehicle for entering the Mexican wood products market.  On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the US forestry company Weyerhaeuser Company Limited.  This plant has an installed capacity of 120,000 cubic meters per year.  With this acquisition, the Company now supplies particle boards to the Mexican market mainly from the Durango plant’s production.  The Company imports MDF and OSB into the Mexican market from its plants in Chile, Argentina and Brazil, and also from the Fibranova plant in Venezuela.  During this first year of  production at facilities in Mexico, Masisa believes that it has captured 20% of the Mexican particle board and MDF market, with 2002 sales in Mexico representing 12% of the Company’s total sales.  Because Mexico has a population more than six times greater than Chile’s, board consumption levels that are currently substantially smaller than Chile’s and a growing scarcity and increasing cost of a direct competitor of the Company’s boards, sawn lumber, the Company believes the Mexican market has substantial potential for increased consumption of wood boards, whether produced locally at the Durango plant or imported from Masisa plants in Chile, Argentina or Brazil.

Currently, the Company sells particle board and MDF to Mexican furniture manufacturers through approximately 177 distributors.  During 2002, approximately 80% of the Company’s sales revenue in the Mexican market was generated by the 46 principal distributors, and the largest single distributor accounted for approximately 9.7% of these sales.  The Company’s principal distributors in Mexico are: Industrial Maderera Puente de Vigas, Materiales Comsa Torreón S.A. de C.V., Maderas y Aglomerados Tovalo S.A. de C.V., Maderas y Puertas Gavilán S.A. de C.V., Mayoristas en Triplay y Maderas de La Laguna S.A. de C.V., Mexicana Pacific S.A. de C.V., Mexlam S.A. de C.V., Promotora Groce S.A. de C.V., Representaciones Forestales S.A. de C.V. and Tableros Industrializados S.A. de C.V.

In 2002, Masisa successfully expanded its Placacentros network into Mexico.  Masisa Mexico opened 18 stores throughout the country as of May 15, 2003, and expects to open approximately 12 new stores in Mexico during the remainder of 2003.  The Company estimates that the furniture industry in Mexico represents approximately 80% of particle board and MDF consumption in that country, and that approximately 50% of the furniture market is comprised of small and medium-sized manufacturers. Although the Company believes that both conditions are favorable for the introduction of the Placacentro concept in Mexico, no assurance can be given that the program will succeed in the Mexican market. During 2002, 23% of Masisa Mexico’s total volume sales were made through Placacentros.

Particle Board Market.  Particle board consumption in Mexico is relatively low, estimated by the Company to be 5.5 cubic meters per thousand inhabitants in 2002. Currently, there are a number of Mexican producers of particle board with efficient operations, including Paneles Ponderosa S.A de C.V. (200,000 cubic meters of capacity), Rexcel S.A. de C.V. (180,000 cubic meters), Duraplay S.A. de C.V. (90,000 cubic meters), and Maderas Conglomeradas S.A. de C.V. (50,000 cubic meters).  Since the establishment of Masisa Mexico in August 2001 and the subsequent acquisition of the Durango plant, the Company has significantly increased sales in Mexico. Total

Back to Contents

particle board sales grew from 172 cubic meters in 2001 to 87,692 cubic meters in 2002. Of the 2002 particle board sales, 21,143 cubic meters were melamine-laminated and 48 cubic meters were wood-veneered.

MDF Market.  The Company has traditionally supplied the Mexican MDF market from its Chilean, and to a lesser degree, Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also supplied the Company with MDF. During 2002 the Company sold 58,002 cubic meters of MDF in Mexico compared to 22,039 cubic meters in 2001, representing an increase of 163% by physical volume and 184% in U.S. dollar terms.  Currently there is only one MDF plant in Mexico (60,000 cubic meters) which is owned by Maderas Conglomeradas S.A. de C.V. The Company believes Mexico’s consumption per thousand inhabitants was 1.8 cubic meters combined for MDF and hardboard in 2001 and that this amount remained basically unchanged in 2002.

Peru

During 2002, the Peruvian economy grew at a rate of 5.2%.  Inflation decreased to 1.5 % in 2002 from 2.0% in 2001.  The Peruvian trade surplus was an estimated US$ 71 million in 2002

Marketing and Distribution.  The Company serves the Peruvian market with particle board and MDF products through exports from Masisa Chile.  The Company established its Peruvian subsidiary, Masisa Peru, in 1997 to conduct commercial and distribution activities in that country.  As of December 31, 2002, all products sold by the Company in Peru were imported from Chile.

During 1997, the Placacentro network was extended to Peru.  In 2002, Masisa Peru opened six new stores in Peru bringing the total number of stores to 16.  Masisa Peru expects to open approximately three new stores during 2003, increasing the total number of Placacentros in Peru to 19.

Particle Board and MDF Markets.  Consumption of particle board and MDF in Peru is relatively low.  The Company estimates that total particle board and MDF consumption in Peru was 1.6 and 0.3 cubic meters per thousand inhabitants, respectively, in 2002.  The Company’s Peruvian board sales increased by 97% in dollar terms, from US$3.5 million in 2001 to US$6.9 million in 2002.  Total board volume sales increased by 68% during 2002, principally due to deeper market penetration of MDF board products, the per capita consumption of which increased by 28%, and an increase in the Company’s share of the particle board market, which increased by 2% in terms of per capita consumption.

In Peru, there is currently only one local producer of particle board, Tableros Peruanos, with an annual capacity of 20,000 cubic meters per year; imported particle board comes mainly from Chile (Masisa) and Ecuador (Cotopaxi and Novopan).  Because there is no local producer of MDF in Peru, it is also imported from producers in Chile (Masisa and Arauco) and Ecuador (Cotopaxi).  The Company estimates that as of December 31, 2002, it held approximately 49% and 71% of the Peruvian particle board and MDF markets, respectively.

Other Markets

The Company generally achieves higher margins from the sale of its principal products in the markets in which it participates directly (Chile, Argentina, Brazil, Peru, Mexico and Uruguay) than from exports through third parties. Accordingly, the Company has traditionally preferred to satisfy demand in these markets first, and then export any surplus products. Despite this policy, Masisa has constructed a solid business network outside the markets in which it directly participates in order to diversify its market risk and to enable it to respond promptly to changes in markets conditions. After the political and economical crisis began in Argentina, the Company utilized this export network and experience to substitute sales to foreign markets for lost sales in the Argentinean market.  This was possible as a result of the increased competitiveness of products produced in Argentina resulting from the currency devaluation in that country.  Approximately 19% of the Company’s total 2002 consolidated revenues were derived from Chilean, Argentinean and Brazilian export sales to markets other than Chile, Argentina, Brazil, Peru, Mexico and Uruguay, compared to the approximately 11% represented by such sales in 2001. Masisa Brazil’s raw MDF exports and the increase in exports from Chile have a lower effect, than Argentinean increase of exports, on this figure. The main destinations of these exports were Japan, Korea, Taiwan, the United States, Ecuador and Saudi Arabia.

Back to Contents

The Company established its Ecuadorian subsidiary, Masisa Ecuador, in October 2002 to conduct commercial and distribution activities in that country. The Company serves the Ecuadorian market with particle board and MDF products through exports from Masisa Chile. There are two producers of particle boards in Ecuador, Aglomerados Cotopaxi S.A. and Novopan del Ecuador S.A., each with an annual installed capacity of 40,000 cubic meters. The only MDF producer is Cotopaxi, also with an annual capacity of 40,000 cubic meters.

Masisa has faced intense market competition, as well as excess supply of some board products, in its export markets.  This has encouraged the Company to follow a strategy of emphasizing product quality and market segmentation for both particle board and MDF. From 1999, the Company has started to recover its exports to Asian countries, which decreased significantly in 1998 and 1999 as a result of the currency crisis in certain Asian countries that commenced in 1997. Thus, the Company’s sales to Asian countries in 2002 accounted for 12% of the net consolidated sales of the Company.  As previously mentioned, because Argentinean and Brazilian demand consumed virtually all of the production of Masisa Argentina and Masisa Brazil during 2001, most of the products exported to these other markets that year came from the Company’s Chilean plants.  After the devaluation of the Argentinean peso in January 2002 and the increased cost benefit to the Company from producing boards in Argentina, Masisa Argentina began exporting its products to new markets, including Asia.

Production

The Company owns and operates production facilities in Chile, Argentina, Brazil and Mexico.  Its Chilean production facilities are located in Valdivia, Coronel, Cabrero and Chiguayante.  Its Argentinean production facilities are located in Concordia. Its Brazilian production facilities are located in Ponta Grossa.  Its Mexican production facilities are located in Durango.  Together, these facilities have a consolidated annual production capacity of 735,000 cubic meters of particle board, 810,000 cubic meters of MDF and 350,000 cubic meters of OSB.

Production Processes

The following is a brief description of production processes for the Company’s principal products.

Particle Board.  The production process employed to manufacture raw particle board varies to some degree at each of the Company’s particle board facilities.  The following is a description of the production process employed at Masisa’s Coronel facility, which is the same process used at its Valdivia and Concordia facilities. The first step is the purchase of wood particles in the form of chips, wood shavings and sawdust or their production by the Company from scraps of lumber and small logs.  The wood particles are then put into drying machines to remove water.  The dried wood particles are then placed into a gluing machine where they are mixed with chemical adhesives.  The mass of wood particles mixed with adhesives is then formed into boards, with the larger particles positioned in the inside of the board and the smaller particles dispersed on the top and bottom surfaces of the board.  Depending upon which production line is utilized, the formed boards are then either rolled or pressed in order to compress the particles to the desired board thickness and then heated to 190 degrees Celsius (374 degrees Fahrenheit) by steam heat.  The compressed and heated particle board is then cooled.  After cooling, the particle board is cut to size, stored to facilitate adhesive stabilization and then sanded.  Before and after sanding, the particle boards are visually inspected and graded for quality.  Any damaged boards are removed and burned by the Company as fuel or used as packaging material.

MDF.  The production process for MDF starts with clean chips and a small proportion of sawdust and wood shavings that are defibrated.  The result is a fiber pulp that is then mixed with chemical adhesives.  The wood-fiber and adhesive mixture is dried in a high temperature flash-tube.  The fiber is then distributed uniformly in a mat forming station.  The boards produced by the forming station are passed through a precompressor to a continuous hot press.  The compressed MDF is then cooled.  After cooling, the MDF board is cut to size, stored for 48 hours to facilitate adhesive stabilization and sanded.

Oriented Strand Boards (OSB).  The production process for OSB begins with obtaining small logs and lumber scraps.  Logs are debarked, sawn and reduced to thin wood strands.  The strands are put into a drying machine to remove humidity from the wood, so as to avoid shrinkage and swelling during use.  The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives.  The resin-blended

Back to Contents

strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat.  This mat is compressed and heated in the main press to form the boards.  The compressed and heated boards are then cooled, and after passing through a finishing line, are packaged ready for sale.

Melamine Lamination Process.  The melamine lamination process is a separate manufacturing process in which raw particle and MDF boards produced by the Company are hot pressed with melamine-impregnated paper prepared on a melamine impregnation line.  This process requires special quality control procedures, both in the production of the raw materials and in the process itself, to obtain a correctly finished product.

Wood Veneering Process.  The production of wood-veneered boards is also a separate process similar to the melamine-laminating process, but instead of melamine-impregnated paper the raw boards are covered by a thin layer of natural wood (veneer).  This process is more expensive than melamine lamination.

Back to Contents

Chilean Production Facilities

The Company’s Chilean board manufacturing facilities in Cabrero, Coronel, Chiguayante and Valdivia currently have an aggregate annual production capacity of approximately 430,000 cubic meters of particle board and 300,000 cubic meters of MDF.

The following table shows the product produced and the installed annual production capacity in cubic meters as of December 31, 2002, for each of the Company’s Chilean production lines, except for doors, for which capacity is expressed in square meters.

CHILE
PRODUCTION LINES

Plant	Line	Product	Annual installed capacity(1)

Coronel	Line 1	Particle Board	95,000
	Line 2	Particle Board	65,000
	MDF	MDF	140,000
	Laminating	Melamine Board	60,000
	Laminating(2)	Melamine Board	110,000

Chiguayante	Line 1	Particle Board	90,000
	Laminating	Melamine Board	45,000

Cabrero (formerly Fibranova)	MDF	MDF	160,000

Valdivia	Line 1	Particle Board	90,000
	Laminating	Melamine Board	35,000
	Veneering	Wood-Veneered Board	40,000
	Doors	Doors	500,000

Puschmann
(located in Valdivia)	Line 1	Particle Board	90,000

Total		Raw Particle Board	430,000
		Raw MDF	300,000

(1)	Units are in cubic meters, except doors, which are in square meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors.
(2)	As of June 2003, this line was in its start up phase.

Coronel.  The Company’s Coronel industrial site, which is located near the city of Concepción, 320 miles south of Santiago, has two particle board lines, one MDF line and one melamine-laminating line (which includes a melamine impregnating line).

The Company’s Coronel facility has two particle board production lines having an aggregate annual production capacity of approximately 160,000 cubic meters: one for thin particle board (65,000 cubic meters per year capacity) and another for thicker boards (95,000 cubic meters per year capacity). Total particle board production from these two lines was 134,473 cubic meters in 2002 and 135,939 cubic meters in 2001.

The Coronel MDF facility commenced operations in January 1996, and has a production capacity of approximately 140,000 cubic meters of MDF per year.  The facility produced an aggregate of 137,903 and 142,570 cubic meters of MDF in 2002 and 2001, respectively.

The melamine paper impregnating line produces all the melamine paper used by both the Coronel and Chiguayante melamine-laminating lines.  The Coronel facility laminates a portion (14% in 2002) of its total particle board and MDF production.  Coronel’s melamine-laminating line has an estimated annual production capacity of 60,000 cubic meters.  In 2002, 38,139 cubic meters of melamine-laminated boards were produced at Coronel as compared to 20,000 cubic meters in 2001.  A small portion (approximately 2% in 2002 and 2001) of Coronel’s MDF production was melamine-laminated.

A new melamine-laminating line in the Cabrero plant with an annual production capacity of 110,000 cubic meters is, as June 2003, currently in its start up phase.  This plant will increase melamine production in response to increased supply needs resulting from the development of the Placacentros network and other anticipated needs for

Back to Contents

such boards in local and export markets.  The total cost of the new line was approximately US$ 3.3 million, all of which was internally financed.

Chiguayante.  The Company’s Chiguayante facility is only 16 miles from its Coronel facility.  The Chiguayante facility has a single particle board line with the capacity to produce approximately 90,000 cubic meters per year.  An upgrade of the facility in 1994 converted the Chiguayante facility into a modern and efficient facility which manufactures particle board of similar quality to that produced at the Coronel facility.  During 1998, automation and improvements to instruments were made in order to allow the facility’s production lines to operate with greater electronic support.

The Chiguayante plant also possesses a melamine-laminating line that has an annual capacity of approximately 45,000 cubic meters.  During 2002, this plant produced 67,953 cubic meters of raw particle board, approximately 68% of which was melamine-laminated on the Chiguayante melamine-laminating line. This compares with production of 62,073 cubic meters in 2001, 65% of which was melamine-laminated.

Valdivia.  The Company has two production complexes in Valdivia, a city located approximately 520 miles south of Santiago.  The main facility is referred to as the “Valdivia” plant, which has an annual capacity of approximately 90,000 cubic meters of particle board.  The second facility is named “Puschmann”, in memory of Carlos Puschmann, a distinguished employee who passed away in 1999.

The Valdivia plant’s machinery employs a process similar to the particle board production facilities in Coronel and Concordia, Argentina.  In addition to producing raw particle board, the Valdivia plant produces melamine-laminated boards, wood-veneered particle board and all of the doors and strips of wood veneer produced by Masisa Chile.  Additionally, the melamine-laminating line purchased from Infodema was moved to the Company’s Valdivia plant and has been operating at full capacity since February 1999.

Masisa produced 78,682 cubic meters of particle board at the Valdivia plant during 2002 compared to 37,587 cubic meters in 2001. From May to October of 2001, the Company stopped this particle board line to adjust particle board production in light of lower market demand. Both the melamine-laminating line and the wood-veneering line use raw boards produced in the Company’s other plants to produce coated boards from time to time.  The melamine-laminating line has an estimated annual capacity of 35,000 cubic meters per year, and the wood-veneering line has an estimated annual capacity of 40,000.  In 2002, the melamine-laminating line produced 42,256 cubic meters of melamine-laminated particle board, while the wood-veneering line produced 22,129 and 1,808 cubic meters of wood-veneered particle board and wood-veneered MDF respectively. This compares with 46,100 cubic meters of melamine-laminated particle board, while the wood-veneering line produced 26,721 and 2,348 cubic meters of wood-veneered particle board and wood-veneered MDF respectively, in 2001. In the same facility, the Company operates its door production line, with an estimated annual capacity of 500,000 square meters.  This line produced 402,182 and 340,781 square meters in 2002 and 2001, respectively.

Cabrero.  This MDF plant, formerly called Fibranova, was acquired by the Company in September 2000 from Forestal Terranova S.A.  The facility is located 60 miles from the Coronel facility and has been operating since August 1992.  It has a single MDF board line with an annual production capacity of 160,000 cubic meters.  During 2002, the Cabrero plant produced 156,758 cubic meters of MDF, compared to 165,019 cubic meters in 2001.

Puschmann.  The Puschmann plant was acquired in August 1998 when the Company purchased the assets of Tableros Nobel S.A. (“Nobel”), which was a wholly-owned subsidiary of Infodema S.A. (“Infodema”) for US$17 million.  The Nobel assets included a particle board plant and a melamine-laminating line, which was moved to the Valdivia plant after the acquisition.  The acquisition was internally financed.  As part of the transaction, the Company also extended loans to Infodema for an aggregate amount of US$4.5 million, which were guaranteed by Infodema’s manufacturing board facilities and forestry lands, of which approximately US$0.15 million is currently outstanding.  This facility is now named “Puschmann”, in memory of a former employee of the Company.

The particle board plant, while under the operation of Infodema, possessed technical problems preventing its operation at design installed capacity, and the plant did not meet the Company’s quality standards.  In April 1999, the Company’s Board of Directors approved an investment of approximately US$7.0 million to solve these technical problems.  The Company invested approximately US$4.0 million in the first stage of the improvement program, which allowed production capacity to increase up to 90,000 cubic meters per year  The improvements were

Back to Contents

completed during the first quarter of 2000, and the plant started production in May 2000.  During 2002, this facility produced 79,844 cubic meters of particle board, compared to the 77,198 cubic meters produced during 2001.  The Board of Directors will consider development of the second stage based on future market performance and prospects.  However, there is no assurance that the Company will develop this second stage.

Other.  Masisa Chile’s former subsidiary, Aragón, was merged into Masisa Chile in December 1997.  Production at its saw mill, molding and Edge Glued Panel (“EGP”) facilities was temporarily halted during the first half of 1998 because the principal markets for these products virtually disappeared as a result of the Asian currency crisis.  These facilities are now owned by Masisa Chile.  During the second half of 1998, the saw mill was leased to Aserraderos Paillaco S.A. (“APSA”), a local saw milling company that is currently operating the facilities.  During the first half of 1998, the molding and EGP facilities were leased to Procesadora de Maderas Lignex Ltda. (“Lignex”), a local wood processing company, although that contract was terminated in August 1999.  In April 2000 and through the present time, the molding and EGP facilities were leased to APSA.

Back to Contents

Argentinean Production Facilities

Masisa Argentina’s board manufacturing lines currently have an aggregate annual production capacity of approximately 185,000 and 270,000 cubic meters of particle board and MDF, respectively, as indicated in the table below.

ARGENTINA
PRODUCTION LINES
Plant	Line	Product	Annual installed capacity (1) (cubic meters)

Concordia	Line 1	Particle Board	160,000
	Line 2	Particle Board	25,000
	MDF	MDF	150,000
	Thin-MDF	Thin-MDF	120,000
	Laminating	Melamine Board	200,000
	Foil	Foil Lined Board	48,000
	Molding	Prepainted MDF Moldings	36,000

Total		Particle Board	185,000
		MDF	270,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

Masisa Argentina’s production facilities are located in Concordia, an industrial town in the Province of Entre Ríos on the Uruguay River, approximately 250 miles north of Buenos Aires.  The Concordia particle board production facility has the capacity to produce 185,000 cubic meters per year of raw particle board in two lines.  The particle board line for thin particle board (under 9 mm) has an annual capacity of 25,000 cubic meters per year.  The particle board line for greater board thicknesses has an annual capacity of 160,000 cubic meters per year.  The Concordia facility commenced operations in June 1994.  In 2002, the Concordia facility produced 134,907 cubic meters of particle board compared to 142,820 cubic meters in 2001.

In September 1995, Masisa Argentina completed the installation of an MDF facility adjacent to its particle board facilities.  This MDF facility’s capacity was increased from 120,000 cubic meters to 138,000 cubic meters during 1997 and its production capacity was again increased to 150,000 cubic meters during 1999.  During 2002, this MDF line produced an aggregate of 124,097 cubic meters of MDF, compared to 143,570 cubic meters in 2001.

In October 2001, Masisa Argentina began the start-up phase of its new thin-MDF plant located in the Concordia Industrial Complex.  This plant, which began operating two months ahead of its scheduled start-up date, has an installed capacity of 120,000 cubic meters per year, and represents an investment of approximately US$30 million, which was financed internally.  The Concordia plant produced its first MDF boards in October 2001, and became fully operational by mid-2002.  In 2002 the thin-MDF plant produced 82,865 cubic meters.

The Concordia plant also includes a melamine-laminating line with a capacity to produce 200,000 cubic meters per year, and a new foil lining process with a capacity to produce 48,000 cubic meters per year.  In 2002, of total board production at the Concordia facility, 28% was melamine-laminated.  The foil lining process started test production in November 2001 and 1% of the boards were foiled during 2002.

In March 2001, Masisa Argentina commenced construction of its first line of pre-painted MDF moldings in Argentina at the Concordia Complex.  The molding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003.  The molding line represents an investment of approximately US$1.8 million and was financed internally.  Production at the molding plant will primarily be directed to export markets. In the first four months of 2003, 2,821 cubic meters of molding were produced at the Concordia facilities, with more than the half of such production occurring during April. This line became fully operational in the second quarter of 2003.

Back to Contents

Brazilian Production Facilities

Masisa Brazil board manufacturing lines currently have an aggregate annual production capacity of approximately 240,000 cubic meters of MDF and 350,000 cubic meters of OSB, as indicated in the table below.

BRAZIL
PRODUCTION LINES
Plant	Line	Product	Annual installed capacity (1) (cubic meters)

Ponta Grossa	Line 1	MDF	240,000
	OSB	OSB	350,000
	Laminating	Melamine Board	110,000

Total		MDF	240,000
		OSB	350,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

In December 2000, Masisa Brazil finished the construction of its MDF production facility, located in the city of Ponta Grossa, in the State of Paraná.  This facility has an annual installed capacity of 240,000 cubic meters per year and reached full production during the second half of 2001.  During 2002, the Ponta Grossa facility produced an aggregate of  214,423 cubic meters of MDF.  In the same complex, Masisa Brazil finished construction in May 2001 of a melamine-laminating plant that is used for coating MDF and particle board at an estimated total cost of US$4 million.  The MDF plant was financed with cash on hand and short- and long-term bank financing.  This laminating plant has a production capacity of approximately 110,000 cubic meters per year.  In 2002, of the total MDF board production at the Ponta Grossa facility, 27% was melamine-laminated.

In December 2001, Masisa Brazil produced the first OSB boards in its new plant in the Ponta Grossa Industrial Complex.  The plant cost approximately US$64 million, has an annual installed capacity of 350,000 cubic meters and became fully operational during the fourth quarter of 2002.  The OSB plant was financed with cash on hand and short and long-term bank financing.  In 2001 this plant had no significant production of OSB.  In 2002, this plant produced 107,612 cubic meters which was directed at both local and export markets. The OSB plant’s production was adjusted to correspond to the demand generated by this product.  Because OSB is a new product in Brazil, the Company expects demand to increase as the market becomes better educated about its various uses.

Although the Company believes that market prospects for MDF and OSB in Brazil are good, there can be no assurance that the Company will be able to profitably operate its Brazilian plants or that an economic, political or market event will not adversely affect its development or operation.

Back to Contents

Mexican Production Facilities

In December 2001, Masisa reached an agreement with Weyerhaeuser Company Limited, a United States Company engaged in the forestry business, to purchase the particle board plant of its subsidiary, MacMillan Guadiana, located in the city of Durango, Mexico.  The plant has a total installed capacity of 120,000 cubic meters per year in two independent production lines, as indicated in the table below.  The acquired plant also includes a small melamine-laminating line, with a total installed capacity of 20,000 cubic meters per year.

MEXICO
PRODUCTION LINES
Plant	Line	Product	Annual installed capacity(1) (cubic meters)

Durango	Line 1	Particle Board	60,000
	Line 2	Particle Board	60,000
	Laminating	Melamine Board	20,000

Total		Particle Board	120,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

The Company, through Masisa Mexico, purchased the Durango plant on January 8, 2002 for approximately US$ 15.4 million. In 2002 the Company invested approximately US$ 4 million in technology and equipment in order to increase production and improve market quality. The Durango acquisition was financed with cash on hand and short and long-term bank financing.  During 2002, the Durango facility produced 97,773 cubic meters of particle board, 20% of which was melamine-laminated on the plant’s melamine laminating line.  All of the 2002 production at this plant was directed toward the local market.  Although the Company believes that market prospects for particle board in Mexico are good, there can be no assurance that the Company will be able to profitably operate its Mexican plant or that economic, political or market events will not adversely affect the plant’s development or operation.

Insurance

The Company insures all of its production facilities, inventories, timberland and other assets in Chile, Brazil, Argentina and Mexico against damage due to earthquakes, fires, floods and other similar occurrences and against damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by independent appraisers.  Claims under the Company’s insurance policies are subject to customary deductibles and other conditions.  As of May 2003, the Company also maintains US$5.0 million of third-party liability insurance for Chile, US$5.3 million for Argentina, US$1.2 million for Brazil and US$2.5 million for Mexico, as well as business interruption insurance for Chile, Brazil, Argentina and Mexico.  In Chile, such insurance provides coverage for business interruption at any of the Company’s Chilean facilities for a period of up to 12 months with a 15 day deductible per interruption caused by any one event. In Argentina, such insurance provides coverage for interruption at any of the Company’s Argentinean facilities for a period of up to 12 months with a 14 day deductible per interruption caused by any one event. In Brazil, such insurance provides coverage for the business interruption at any of the Company’s Brazilian facilities for a period of up to 12 months with a 14 day deductible if the interruption is caused by events other than machinery breakdown, and with a 21 day deductible if the interruption is caused by machinery breakdown. In Mexico, the insurance provides coverage for interruption at any of the Company’s Mexican facilities for a period of up to 6 months commencing 7 days after occurrence of the interruption.

The Company, through third parties, also carries insurance in Peru and Ecuador for the value of its products located in those countries.

As of May, 2003, the aggregate amount of insurance carried by the Company for its Chilean facilities was approximately US$362 million, US$308 million which was carried in respect of Masisa S.A. and the remaining US$54 million of which insured Forestal. In Argentina, the Company carried insurance in an aggregate amount of US$264 million, US$ 231 million of which insured Masisa Argentina and the remaining US$33 million of which insured Forestal Argentina. In addition the Company carried an aggregate amount of US$187 million in insurance for its Brazilian properties and operations and US$25 million for its properties and operations in Mexico.

Back to Contents

Raw Materials and Suppliers

The most significant direct costs associated with the production of particle board, MDF and OSB are chemicals, wood, labor and energy.

During 2002, the principal chemical adhesives used in the production of particle board and MDF in Chile and Argentina were manufactured by the chemical plants of Georgia Pacific Resinas Ltda. (formerly GPM) and Resinas Concordia S.A., respectively.  These two plants also manufactured most of the chemical catalyzers used by the Company in those countries.  Until early 2001, Masisa had a 50% interest in both companies, under a joint venture with Georgia-Pacific.  In January 2001 the Company sold its participation in those companies to Georgia-Pacific.  However, before this transaction, Masisa Chile and Masisa Argentina reached long-term resin supply contracts with GPM and Resinas Concordia S.A: to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company in Chile and Argentina.  In Brazil, the principal chemical adhesives used in the production of MDF and OSB were supplied by Borden Química Indústria e Com. Ltd. and Synteko Produtos Químicos S.A. In Mexico, the principal chemical adhesives used in the production of the particle boards were supplied by Dynea Mexico S.A. de C.V.

Historically, Forestal provided the Company’s Chilean plants with small supplies of wood, but since 2000 no appreciable amount of wood has been purchased by the Company from Forestal.  In Argentina, approximately 12% of the wood consumed by the Company in 2002 was purchased from Forestal Argentina.  The wood consumed by the Company for the production of MDF in Brazil was purchased from several unrelated saw mills and forest growers.  With respect to the particle board plant in Mexico, the Company obtains wood from suppliers that serviced the plant under its previous ownership. Due to this relationship, the Company manufactures this kind of board with wood chips, shavings and sawdust.  The Company buys these supplies mainly from the mills and forest growers located nearest to the Company’s facilities.

The Company believes that the market for the chemicals it needs is sufficiently competitive and accessible such that it could satisfy its chemical requirements through other suppliers on terms similar to those obtained from its current suppliers.  There is more than one producer of chemical raw materials in each country in which the Company has industrial facilities, granting the Company flexibility as to its suppliers.  The Company also has a number of suppliers for the raw materials used in its production processes.  The Company believes that the loss of any one of these suppliers, individually, would not have a material adverse effect on the Company.  Raw materials are also available from countries in the region as well as more distant ones, such as the U.S. and Japan.

The Company believes that abundant supplies of wood are readily available.  The Company does not use material amounts of native wood for its production processes.  With respect to wood supply, the Company has several alternatives in forestry companies, including its subsidiaries Forestal and Forestal Argentina.  The Company may also obtain supplies from the forest plantations that it owns in Brazil.

The steam used by the Company in its manufacturing operations is largely generated by burning its own scrap wood and defective wood products.  Other energy requirements, such as electricity, are obtained from commercial suppliers.

In general, the prices of raw materials used by the Company depend on factors such as pulp and oil prices and tend to fluctuate according to economic cycles and world supply.

The Company’s principal suppliers in Chile, Argentina, Brazil and Mexico and the products or raw materials they supply to the Company are listed in the following table:

Back to Contents

PRINCIPAL SUPPLIERS OF RAW MATERIALS

CHILE		ARGENTINA

Andinos S.A.	Wood	Forestal Argentina S.A.	Wood
Aserraderos Paillaco S.A.	Wood	Jose Albors	Wood
Derquim S.A.	Paraffin Emulsion	Lamigraf S.A.	Paper
Forestal Río Reno S.A.	Wood	Masa Decor S.A.	Paper
Georgia – Pacific Resinas Ltda.	Resins	MD Papéis Ltda.	Paper
Heninrich Wemhöner GMBH &CO. KG	Industrial Machinery	Michael Weining	Accessories
Lamigraf S.A.	Paper	Resinas Concordia	Resins
Masa Decor S.A.	Paper	Schattdecor	Paper
Oxiquim S.A.	Resins	SIA Ltd.	Sanding Belts
Technocell Dekor	Paper	YPF	Fuel

BRAZIL		MEXICO

Aguia Florestal Industria de Madeira	Wood	Aprovechamientos Forestales Auro	Wood
Araupel S.A.	Wood	Binos Technologies GMBH & CO	Sanding Equipment
Bayer do Brasil	Polyurethane Resins	Casco Impregnated Papers	Impregnated Paper
Berneck Aglomerados S.A.	Boards	Combustibles Industriales De Durango	Fuel
Borden Química e Industria e Com Ltd.	Resins	Dynea Mexico S.A. De C.V.	Resins
Dynea Brasil S.A.	Impregnated Paper	Exxonmobil De Mexico S.A. De C.V.	Paraffin Emulsion
Isogama Industria Química LTDA.	Paraffin Emulsion	Interprint Inc.	Paper
Madereira Rickli LTDA	Wood	Masa Decor S.A.	Paper
Magor LTDA	Wood	Printchem	Paper
Synteko Produtos Químicos S.A.	Resins	Vizcarra Padilla Adolfo	Wood

Research and Development

The Company has reduced its particle board production costs by using cheaper raw materials in the particle board production process.  In particular, the Company is gradually replacing more expensive wood chips and logs with less expensive sawdust and wood flakes for the manufacture of particle board.  Accordingly, the Company uses sawdust and wood flakes exclusively in the production process on its principal particle board production lines, and uses a combination of sawdust, wood flakes, wood chips and logs on its other particle board production lines.  The Company intends to continue modifying its other particle board production lines in order to use sawdust and wood flakes.

Masisa has also been successful in incorporating limited amounts of sawdust and wood shavings in its MDF production process and is actively engaged in a program to increase the usage of sawdust and wood shavings in the production of MDF.  The use of sawdust in the production of MDF is not widespread among MDF producers, and the Company believes it is at the forefront of this effort.  Although there can be no assurance that the Company will be able to successfully apply this research to its MDF production process, the Company expects to be able to shift partially from its current reliance on relatively higher cost wood chips (approximately four times the cost of sawdust) to sawdust in its MDF production process.  Although the shift will result in higher energy costs, the net result of the partial shift to sawdust will be to reduce MDF production costs.

The Company’s research and development efforts do not involve material expenditures, as the Company relies primarily on technology and equipment purchased or licensed from foreign companies.  During 2000, 2001 and 2002, the Company invested approximately Ch$202 million, Ch$17 million and Ch$60 million, respectively, in research and development.

Forestry and Wood Chipping Businesses

Forestal Tornagaleones S.A.  The Company currently owns a 60.45% interest in Forestal, which was created in 1967 for the purpose of planting, managing and harvesting forests on properties owned both by the Company and third parties in Chile.  Originally, the Company sought to utilize Forestal’s holdings of forest lands as insurance against decreases in the supply or increases in the market price of wood needed for its production facilities in Chile.  However, due to the abundant supply of inexpensive scrap wood, wood shavings and sawdust for use in its operations in Chile, the Company purchases from Forestal and uses, for the most part, only small logs and tree

Back to Contents

branches which have relatively low commercial value.  Forestal sells its higher value products primarily to third parties.  In 2002, Forestal Argentina sold approximately 32% of its Argentinean timber production to the Company, while no significant production was sold by Forestal to Masisa Chile. During 2002, only 12% of the wood consumed by the Company in Argentina was purchased from Forestal Argentina.  In 2002, Forestal had sales of Ch$8,588 million (US$12.0 million) on a consolidated basis (including Forestal Argentina).

Due to the reasons explained above, the Company decided to sell part of its interests in Forestal to third parties in 1995. This in order to enhance Forestal’s timberland in Chile and to create Forestal’s Argentinean subsidiary. Accordingly, in June 1995 Xylem-IA acquired a 41% interest in Forestal for US$35 million.  Pursuant to a shareholders agreement between Masisa Chile and Xylem-IA dated July 6, 1995, as amended on June 17, 1996, the bylaws of Forestal were amended to require major board and shareholder decisions to be approved by special majorities in order to protect the interests of Xylem-IA.  Under the agreement, Masisa Chile had to maintain a majority of the equity of Forestal until July 2001.  The agreement expired in July 2001 and was not renewed.  In March 1996, Masisa Chile reduced its holdings of Forestal to 54.0% when it sold a 5% interest in Forestal to CMB-Prime, a Chilean institutional investor, for approximately US$4.3 million.  In August 1996, Masisa Chile sold a 0.5% interest in Forestal to Rawson Investment Limited (“Rawson”), a private foreign investor, for approximately US$475,000.  In May 1998, Rawson sold the 0.5% interest in Forestal back to Masisa Chile for approximately US$522,060.  On June 27, 2002, after Forestal’s capital increase, Masisa increased its interest in Forestal to 57.89%of Forestal common stock, at a cost of US$ 4.3 million.. On August 14, 2002, following an additional capital increase by Forestal, Masisa increased its participation in Forestal to 60.45%of its outstanding common stock, at a cost of US$ 3.0 million. Forestal’s two minority shareholders, Xylem-IA and CBM-Prime hold, respectively, 34.45% and 5.09% of Forestal’s capital stock.

In addition to serving as a potential source of raw materials for the Company in the event of a wood shortage in Chile and prior to Xylen-IA’s investment, Forestal acted as a vehicle through which the Company could invest in forest properties and aim to achieve profits from the sale of timber and/or land from the harvesting of trees.  Since the Xylem-IA investment, Forestal has operated as a joint venture, investing in forest properties for the purpose of gaining profits through the sale of timber and land.  As a result, Forestal has increased the scope of its activities in Chile and changed its forestry management criteria.  By the end of 2002, Forestal’s total forestry plantations in the VIII, IX and X Regions of Chile reached 22,234 hectares, of which approximately 18,562 hectares are Radiata, Oregon and other Pine species, 3,672 hectares are Eucalyptus globulus and Eucalyptus nitens and 696 hectares are Douglas Fir and Poplar.  The total volume of Forestal’s log sales in 2002 was 195,916 cubic meters, harvesting the same amount of cubic meters. In 2001, Forestal’s log sales were 274,885 cubic meters. The total forest land holdings of Forestal in Chile as of December 31, 2002 were approximately 44,355 hectares.

As concerns forestry operations outside of Chile, by the end of 1995, Masisa Argentina owned approximately 10,885 hectares of forest plantations and fallow land in Argentina.  In December 1995, Masisa Argentina’s Board of Directors approved the sale of all of its forest holdings to Forestal Argentina S.A., then a wholly-owned subsidiary of Forestal.  This sale was completed in March 1996 for a purchase price of approximately US$28.5 million.

In November 1996, Forestal Argentina increased its capital by approximately US$11.0 million through investments by Chilean private and institutional investors. As a result, Forestal’s interest in Forestal Argentina was reduced to 64.5%.

In November 1997, Forestal Argentina increased its capital by US$24.2 million, US$17.0 million of which was subscribed by Xylem-IIA and US$7.2 million of which was subscribed by Forestal.  As a result, Forestal’s interest in Forestal Argentina was reduced to 50.1%.  Additionally,  in November 1997, Forestal, along with the other shareholders of Forestal Argentina, entered into a Shareholders’ Agreement providing for (i) Forestal to maintain control of Forestal Argentina until November 6, 2007, (ii) a right of first purchase for Forestal Argentina shareholders if any other shareholder sells its shares and (iii) other related matters.

Since 1996, Forestal Argentina has increased its forest holdings from the original 10,885 hectares purchased from Masisa to a total of 47,980 hectares as of December 31, 2002.  Forestal Argentina’s total forest holdings in Argentina at the end of 2002 consisted of 22,017 hectares of Eucalyptus plantations, 10,644 hectares of Taedi and Eliotti Pine plantations, 7,909 hectares of land for new plantations and 7,411 hectares of ecological

Back to Contents

reserved areas, firebreaks and roads.  Forestal Argentina harvested and sold a total of 262,432 cubic meters of logs in 2002, of which approximately 55% were Eucalyptus and 45% were Pine.

As of December 31, 2001, Masisa had become directly involved in the forestry business in Brazil, directly managing approximately 12,398 hectares there. As of December 31, 2002 Masisa managed 11,915 hectares in Brazil, including 7,501 hectares are of Taedi and Eliotti Pine plantations, 14 hectares of Eucalyptus and 4,400 hectares of ecological reserved areas, firebreaks and roads. Masisa Brazil harvested 87,484 cubic meters of logs in 2002.

Inversiones Industriales.  Indusa is a joint venture holding company in which the Company has a 50% interest.  The remaining interest is owned by Inversiones Fariza Chile Ltda. (32.5%) and Inversiones Forestales CCA S.A. (17.5%).  The Company has the right to appoint three of the six directors of Indusa.  Indusa’s subsidiary, Forestal Río Calle-Calle, operates a wood chipping plant in Valdivia that was constructed near the port at a cost of approximately US$4 million.  The chipping facility produces wood chips from the abundant supply of wood scraps in the Valdivia area.  In March 2002, Indusa sold its 99.99% interest in its former subsidiary, Portuaria Corral S.A., and its 50% interest in its former subsidiary, Transportes Fluviales Corral S.A., which operated a general cargo port and barges for transport, respectively, for an aggregate amount of US$6.1 million.  The Company has utilized proceeds from these sales to finance operations relating to its core wood board business

Chemical Business

Chemical supplies are a significant cost in manufacturing particle board and MDF and are an important factor in establishing the quality of the Company’s products.  The Company was involved in a joint venture started in September 1998 with Georgia-Pacific, Inc., a subsidiary of the Georgia-Pacific Corporation.  The joint venture was conducted through two companies, GPM in Chile and Resinas Concordia in Argentina, in which Masisa and Georgia-Pacific Corporation (“Georgia Pacific”) both had a 50% interest.  The Company was also party to a shareholders’ agreement with Georgia-Pacific, which included an option for Masisa to sell, and an option for Georgia-Pacific to purchase, the remaining 50% of the shares of the joint venture entities under certain conditions on terms similar to the original share purchase and other customary provisions.  In January 2001, Masisa decided to execute its option to sell its participation in the joint venture chemical business to Georgia-Pacific.  On January 17, 2001, Inversiones Coronel Ltda. and Masisa Inversiones sold to Georgia-Pacific Resins Inc., a subsidiary of Georgia-Pacific, their participation in GPM in Chile and Resinas Concordia in Argentina for US$28.9 million.  The Company has utilized proceeds from these sales to finance operations relating to its core wood board business.

Masisa Chile and Masisa Argentina executed long-term resins supply contracts with GPM and Resinas Concordia, respectively, to ensure the normal supply of resins for existing operations and for future growth of the Company’s operations.  The agreements also grant the joint venture entities the first option to supply resins to future Masisa projects in Latin America.  The supply contracts remain in full force after the sale of Masisa’s participation in the joint venture.

At present, all of the adhesives and chemical products needed for the melamine impregnating line of Masisa in Chile and Argentina are mainly purchased from GPM and Resinas Concordia.  Certain adhesives needed for door production are purchased from other sources in Chile.

Environmental Concerns

The Company’s policy is to maintain high standards of environmental performance and to comply with all applicable environmental laws and regulations. Together with the start up phase of the MDF lines in Chile in 1996, the Company created an Environmental Department in response for Company’s growing concern for environmental issue. The Company has developed primary waste water treatment processes in certain plants to reduce its production processes’ environmental impact.  During 1999, new special ventilation insulation systems were completed in the Chiguayante plant in Chile, and a secondary waste treatment plant for the MDF line in Argentina was completed in 2000.  In addition, in 2001 Masisa began working toward compliance with International Organization for Standardization (the “ISO”) 14,000 at its Cabrero plant.  In 2002 the Puschmann plant also undertook this initiative which has since been extended to all of the Company’s Chilean facilities.  The goal of this initiative is to ultimately obtain ISO 14,000 certification of all the Company’s plants in each country where Masisa operates. Masisa Brazil’s plants began work on this initiative in January 2003.  In April 2003, the Puschmann plant

Back to Contents

approved the final audit process necessary in order to obtain the ISO certification. the remainder of the Chilean plants are expected to approve the audit process in the second half of 2003.

In addition, all of the Company’s MDF production plants are currently in the process of obtaining the “Certificate for Recycled Content” granted by the Scientific Certification System (“SCS”).  This certificate confirms that the raw material used in production comes from material recycled from other forestry processes. This practice helps reduce the demand for forestry resources, recycle materials considered waste in other lines of business and reduce manufacturing costs. The Company expects that its MDF production plants will obtain this certification in 2003.

The MDF and OSB facilities constructed in Brazil include state-of-the-art solid and liquid waste treatment plants. Based on these investments, the Environmental Institute of Paraná issued an “Installation Authorization,” certifying that all the current Brazilian environmental requirements have been met.  The Company believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products.  In addition, because the Company’s production processes are based on wood from planted trees and because substantially all of its forestry operations (including those of Forestal) involve planted trees, the Company does not believe that there are any material environmental concerns applicable to it that result from the use of natural forest resources.

The Company, as part of the GrupoNueva group, is dedicated to the sustainable growth of all its operations, including economic, social and environmental endeavors. As a result of this concern, Masisa is preparing the publication of its Sustainability Report for 2004, which will bring the Company up to the standards of the other companies in the GrupoNueva group.

Back to Contents

PART II

Item 5.  Operating and Financial Review and Prospects

General

The following discussion is based upon, and should be read in conjunction with, the Consolidated Financial Statements, including the Notes thereto, included in this Annual Report under Item 18.  The Consolidated Financial Statements have been prepared and presented in accordance with Chilean GAAP and the accounting regulations of the SVS, which differ in certain significant respects from U.S. GAAP.  Note 24 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP as they relate to the Company and a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2001 and 2002 and net income for each of the last three years of the period ended December 31, 2002.

According to the Central Bank of Chile, during 2002, the Chilean gross domestic product increased by 2.1% compared to an increase of 3.1% in 2001, measured in constant Chilean pesos of 1996.  According to the Central Bank of Chile, the construction sector of the Chilean economy increase by 2.1% in 2002 compared to an increase of 3.0% in 2001.  Adjusting exchange rates to reflect Chilean inflation, in 2002 the real purchasing power of the Chilean peso decreased approximately 6.7% against the U.S. dollar compared to a depreciation of 11.2% against the U.S. dollar in 2001.  The increase in the CPI for 2002 was 2.8% compared to increases of 2.6% in 2001 and 4.5% for 2000.

The table below sets forth, for each of the years indicated, the percentage growth in net sales from the prior years and the Company’s gross margin, operating income margin and net income margin for such years.

	Year ended December 31,

	2000	2001	2002

Net Sales Growth	21.2%	34.6%	-0.7%
Gross Margin	38.8%	33.8%	26.3%
Operating Income Margin	23.6%	18.3%	13.2%
Net Income Margin	15.2%	13.3%	6.5%

Factors that have affected or are likely to affect the results of operations in 2003 include the weakness of the Argentinean economy, the increased MDF installed capacity of competitors in Chile, Argentina and Brazil, the price pressure on the Chilean particle board market due to imports from Argentina and the increase on OSB sales from the Brazilian OSB line.

Results of Operations

Year ended December 31, 2002 Compared to Year ended December 31, 2001.  The Company reported net income of Ch$10,477 million (or 6.5% of net sales) in 2002 compared to net income of Ch$21,157 million (or 13.3% of net sales) in 2001.

The 50.5% decrease in net income in 2002 compared to 2001 reflects, among other things, an increase in income taxes, price-level restatement loss, and lower operating income. The decrease in income taxes resulted from a benefit of Ch$412 million in 2001 compared to a provision of Ch$5,045 million in 2002. Price level restatement loss increased 53.7% from Ch$2,441 million in 2001 to Ch$3,752 million in 2002, mainly as a result of the depreciation of the Argentinean and Brazilian currencies.  Operating income decreased 26.4% from Ch$29,109 million in 2001 to Ch$21,432 million in 2002. The decrease in operating income resulted mainly from by the lower prices in dollar terms due to the devaluation of Latin American currencies and weaker regional economies.  Argentina is the most dramatic example.

Net sales increased 1.7% to Ch$161,983 million in 2002 compared to Ch$159,341 million in 2001.  The slight increase in net sales is attributable to the sale of a larger volume of product, primarily as a result of the incorporation of the new particle board plant in Mexico and the start up of the Brazilian OSB plant. This was partially offset by price weakness resulting from the generally depressed Latin American economy.  As a result, in 2002 net sales of the Chilean and Argentinean operations decreased, those of the Brazilian operations increased and the Mexican operations began production.  Consolidated board sales by physical volume reached 1,302,018 cubic

Back to Contents

meters in 2002, compared to 1,066,063 cubic meters in 2001.  The average consolidated board price in 2002 was US$162 per cubic meter, compared to US$208 per cubic meter in 2001. Total board sales in 2002 increased to Ch$151,814 million or 93.7% of net sales from Ch$149,446 million or 93.8% of net sales in 2001.

Particle board sales generated Ch$62,754 million (or 38.7% of the Company’s total net sales) for 2002 compared to Ch$58,705 million (or 36.8% of net sales) for 2001.  Particle board volume sales increased by 15.7% from 465,227 cubic meters in 2001 to 538,258 cubic meters in 2002.  This increase in physical volume is mainly attributable to the production from the newly acquired Mexican particle board plant in Durango. Average price in US$ for consolidated particle board sales decreased 13.7% to US$162 per cubic meter in 2002, compared to US$188 in 2001. The decrease in particle board prices is mainly due to the devaluation of local currencies in Chile, Brazil and Argentina.  Following the devaluations, the Company could not able to fully compensate for the resulting decreases in prices in the short term.

MDF sales reached Ch$82,969 million, representing 51.2% of total net sales for 2002.  In 2001, MDF sales totaled Ch$90,142 million or 56.6% of total net sales.  MDF volume sales increased 13.3% from 595,275 cubic meters in 2001 to 674,403 cubic meters in 2002. The increase in volume was mainly due to an increase of 127% of MDF export sales to markets where the Company has no MDF facilities. Average price in US$ for consolidated MDF sales decreased 23.4% to US$171 per cubic meter in 2002, compared to US$223 in 2001. The decrease in MDF prices is due to the devaluation of the local currencies in Chile, Brazil and Argentina and the higher proportion of MDF export sales over total MDF sales, which normally command lower prices compared to domestic sales.  The Company was not able to fully compensate for these developments through price level adjustments in the short-term. The average price for MDF exports in 2002 was US$164 per cubic meters, and average price for domestic sales was US$174 per cubic meter.

OSB sales in 2002 reached Ch$6,090 million or 3.8% of Company’s net sales compared to only Ch$600 million or 0.4% of net sales in 2001. This represents an increase of 915.5% in monetary sales and an increase of 1,506.9% in sales by volume. In 2002 the Company sold 89,357 cubic meters of OSB compared to 5,561 cubic meters in 2001. This increase was due to production from the new Brazilian OSB plant which produced its first boards in November 2001 and became fully operational in the fourth quarter of 2002.

Door sales increased slightly to Ch$1,582 million or 1.0% of the Company’s net sales in 2002 from Ch$1,456 million or 0.9% of the Company’s net sales in 2001.  This was due to an increase in volume sales, which increased by 8.1% to 391,344 square meters in 2002 from 362,176 square meters in 2001.

Export sales (sales to markets other than Chile, Argentina, Brazil and Mexico, in which the Company has operating production facilities) for 2002 reached Ch$36,590 million, or 22.6% of total net sales, compared to export sales of Ch$23,788 million, or 14.9% of total net sales, in 2001.  Particle board and MDF sales represented 22.1% and 68.8% of consolidated export sales for 2002, respectively, compared to 25.5% and 74.5%, respectively, in 2001. Export sales by physical volume increased 51.8% from 195,200 cubic meters in 2001 to 296,342 cubic meters in 2002, mainly due to the shift of Argentinean domestic sales to exports and increased exports from Chile to others countries.

Gross margin decreased 20.8% from Ch$53.857 million (33.8% of net sales) in 2001 to Ch$42,678 million (26.3% of net sales) in 2002.  This decrease is due to lower prices mainly as a result of the Argentinean economic crisis, which adversely impacted the regional economy and commanded devaluation in Latin American countries currencies. In Chile, in US dollar terms, average prices for raw and coated particle board and MDF decreased approximately 7.4% in 2002 as compared to 2001 levels.  A similar situation occurred in Brazil, where prices for raw and coated particle board and MDF declined approximately 25.0% in dollar terms, mainly due to the depreciation of the local currency experienced during 2002.  In Argentina, average prices for raw and coated particle board and MDF decreased approximately 39.3%, in dollar terms, in 2002 compared to 2001, also as a result of the depreciation of the local currency and the turnover in the economy. With respect to exports, in response to the Argentinean economic crisis the Company began to export the majority of its Argentinean production previously destined for sale in Argentina, to other markets. In general, the prices at which the Company can sell its products in its export markets are lower than the prices at which it can sell those products in the countries in which they are produced.  In addition, the cost of sales incurred by the Company with respect to such products in its domestic and export markets are comparable.  As a result, the Company's margin on its export sales is lower than for sales of its products in its domestic markets. Average domestic prices for raw particle board and raw MDF in Argentina, Chile,

Back to Contents

Brazil and Mexico in 2002 were US$115 and US$167 per cubic meter respectively, compared to average export prices to other markets of US$90 and US$162 per cubic meter respectively.

Selling and administrative expenses totaled Ch$21,246 million (13.1% of net sales) for 2002, representing a 14.2% decrease from Ch$ 24,749 million (15.5% of net sales) for 2001.  This decrease was due primarily to the general currency devaluation in the whole region and reductions in administration costs resulting from the centralization of certain corporate responsibilities. Currency devaluation reduced foreign subsidiaries’ local currency expenses when translated to Chilean pesos for the preparation of the consolidated financial statements. For accounting purposes in Chile, the Argentinean peso decreased from AR$1.7 in 2001 per US$ to AR$3.3 per US$ in 2002, and Brazilian Real decrease from R$2.3 per US$ in 2001 to R$3.5 per US$ in 2002. Accordingly, while selling and administrative expenses of Masisa Argentina and Masisa Brazil increased 0.9% and 23.6%, respectively, in their local currency, in Chilean peso terms they decreased 44.3% and 13.8%, respectively. Selling and administrative expenses of Masisa Argentina and Masisa Brazil reached Ch$4,928 million and Ch$2,737 million, respectively, in 2002, compared to Ch$8,845 and Ch$3,177, respectively, in 2001. The increase in Brazilian expenses in local currency terms is mainly explained by the increased sales of OSB discussed in the preceding paragraphs.

Operating income decreased by 26.4% to Ch$21,432 million (or 13.2% of net sales) in 2002 compared to Ch$29,109 million (or 18.3% of net sales) in 2001.  The decrease in operating income is attributable to the decrease in gross margin described in the preceding paragraph.

Non-operating losses decreased from Ch$9,233 million in 2001 to Ch$6,901 million in 2002, a variation of 25.3%, despite a 53.7% increase in price level restatement losses. Price level restatement losses reached Ch$3,752 million in 2002 compared to Ch$2,441 million in 2001, mainly due to the effect of the devaluation of the Argentinean peso recorded during 2002.  The decrease in non-operating losses resulted primarily from a 53.6% decrease in net non-operating expenses. Non-operating income decreased from Ch$18,740 million in 2001 to Ch$13,748 million in 2002, representing a 26.6% decrease. This decrease is mainly explained by a decrease in gain on sales of investments and an increase in interest and other financial income.  There was no gain on sales of investments during 2002, but in 2001 it accounted for Ch$7,452 million.  The gain realized in 2001 was due to the sale by Masisa of its 50% stake in the chemical joint venture with Georgia Pacific in January of that year.  In 2002, interest and other financial income rose 16.4%, from Ch$8,638 million in 2001 to Ch$10,053 million in 2002 due to an increase in cash and securities held by the Company.  Non-operating expenses in 2002 decreased by 33.8% as compared to 2001, from Ch$25,532 million in 2001 to Ch$16,897 million in 2002, mainly due to a decrease in non-operating write downs. There were no non-operating write downs in 2002 compared to the Ch$5,571 million in 2001 resulting from the adjustment of the book value of a particle board line in Chile to reflect its current value.  (See Notes 12 and 9 to the Consolidated Financial Statements.).  Interest expense increased 2.6% from Ch$15,539 million in 2001 to Ch$15,945 million in 2002 due principally to increased indebtedness of the Company. For more information on the elements of non-operating income and expenses, see Notes 20 and 21 to the Consolidated Financial Statements.

Year ended December 31, 2001 Compared to Year ended December 31, 2000.  The Company reported net income of Ch$21,157 million (or 13.2% of net sales) in 2001 compared to net income of Ch$17,995 million (or 15.2% of net sales) in 2000.

The 17.6% increase in net income in 2001 compared to 2000 reflects a 1,055% decrease in income taxes from a provision of Ch$4,760 million in 2000 to a benefit of Ch$412 million in 2001, and an 86.0% increase in non-operating losses from Ch$4,964 million in 2000 to Ch$9,233 million in 2001.

Net sales increased 34.6% to Ch$159,341 million in 2001 compared to Ch$118,345 million in 2000.  The increase in net sales resulted primarily from increased sales of the new Masisa Cabrero (formerly Fibranova) and Brazil MDF lines, and the consolidation of Forestal.

Total board sales in 2001 increased to Ch$149,446 million or 93.8% of net sales from Ch$116,745 million or 98.6% of net sales in 2000.  Particle board sales generated Ch$58,705 million (or 36.8% of the Company’s total net sales) for 2001 compared to Ch$61,864 million (or 52.3% of net sales) for 2000.  Particle board sales decreased in physical volume by 2.1% from 475,376 cubic meters in 2000 to 465,227 cubic meters in 2001.  This decrease is mainly explained by the overall lower economic activity of the region.

Back to Contents

MDF sales reached Ch$90,142 million, representing 56.6% of total net sales for 2001.  In 2000, MDF sales totaled Ch$54,492 million or 46.0% of total net sales.  MDF sales by physical volume increased by 76.0% from 338,164 cubic meters in 2000 to 595,275 cubic meters in 2001.  MDF sales by volume in the Chilean and Brazilian domestic markets increased by 135.7%, from 158,748 cubic meters in 2000 to 374,137 cubic meters in 2001, mainly due to increased sales of the new Cabrero and Brazil MDF lines.

Door sales decreased to 0.9% of the Company’s net sales in 2001 from 1.4% of the Company’s net sales in 2000.  This was primarily due to lower prices in the market resulting from stronger competition.  On a volume basis, door sales increased by 12.9% to 362,176 square meters in 2001 from 320,722 square meters in 2000.

Export sales (sales to markets other than Chile, Argentina and Brazil, in which the Company had operating production facilities) for 2001 reached Ch$23, 788 million, or 14.9% of total net sales, compared to export sales of Ch$13,077 million, or 11.1% of total net sales, in 2000.  Particle board and MDF sales represented 25.5% and 74.5% of consolidated export sales for 2001, respectively, compared to 30.6% and 69.4%, respectively, in 2000.

Gross margin increased 17.4% from Ch$45,893 million (38.8% of net sales) in 2000 to Ch$53,857 million (33.8% of net sales) in 2001.  This increase is mainly due to higher sales volume resulting from the Company’s new installed production in Brazil and to the production of Masisa Cabrero, as 2001 was its first full year of production contributing to the Company’s results since its acquisition in September 2000.  In Chile, in US dollar terms, average prices for raw and coated particle board and MDF showed a decrease of approximately 11.8% in 2001 as compared to 2000 levels.  A similar situation occurred in Brazil, where prices for raw and coated particle board and MDF declined approximately 23.8% in dollar terms, mainly due to the depreciation in the local currency experienced during the year.  In Argentina, average prices for raw and coated particle board and MDF showed a decrease of approximately 2% in 2001 compared to 2000, in dollar terms.

Selling and administrative expenses totaled Ch$24,749 million for 2001, representing a 37.6% increase from 2000.  This increase is mainly explained by a higher sales volume in 2001.  In 2001, selling and administrative expenses constituted 15.5% of net sales as compared to 15.2% in 2000.  Operating income increased by 4.3% to Ch$29,109 million (or 18.3% of net sales) in 2001 compared to Ch$27,904 million (or 23.6% of net sales) in 2000.  The increase in operating income is attributable to the increase in both sales and the gross margin described in the preceding paragraphs.

Non-operating losses increased from Ch$4,964 million in 2000 to Ch$9,233 million in 2001, a variation of 86.0%, despite a 156.6% increase in non-operating income.  The increase in non-operating losses primarily resulted from a 117.2% increase in non-operating expenses and a 376.8% increase in losses from price level restatement.  Non-operating income increased from Ch$7,303 million in 2000 to Ch$18,740 million in 2001.  This increase is mainly explained by an increase in gain on sales of investments and an increase in interest and other financial income.  Gain on sales of investments increased 1,397.9% from Ch$497 million in 2000 to Ch$7,452 million in 2001.  This increase is mainly due to the gain realized on the sale by Masisa of its 50% stake in the chemical joint venture with Georgia Pacific.  In 2001, interest and other financial income rose 46.6%, from Ch$5,894 million in 2000 to Ch$8,638 million in 2001 due to an increase in cash and securities held by the Company.  Non-operating expenses in 2001 increased by 117.2% as compared to 2000, from Ch$11,754 million in 2000 to Ch$25,532 million in 2001, mainly due to an increase in interest expense and an increase in non-operating write downs.  Interest expense increased 90.6% from Ch$8,150 million in 2000 to Ch$15,539 million in 2001 due principally to increased indebtedness of the Company, and the limited capitalization of interest expenses relating to the new Brazilian MDF line which came on line at the end of 2000.  Non-operating write downs increased 132.4% from Ch$2,397 million in 2000 to Ch$5,571 million in 2001 resulting from the adjustment of the book value of a particle board line in Chile to reflect its current value.  (See Notes 12 and 9 to the Consolidated Financial Statements.)  Price level restatement losses increased from a loss of Ch$512 million in 2000 to a loss of Ch$2,441 million in 2001, mainly due to the effect of the devaluation of the Argentinean peso recorded in December 2001.  The Company recognized a charge in its financial statements for 2001 of Ch$6,398 million relating to this matter.  For more information on the elements of non-operating income and expenses, see Notes 20 and 21 to the Consolidated Financial Statements.

Liquidity and Capital Resources

Most of the capital expenditures incurred during 2000, 2001 and 2002 were funded with internal cash generation, short-term bank loans and a capital increase that was concluded in January 2001.  Forestal’s capital

Back to Contents

investment program is funded independently by Forestal through bank loans or capital contributions from the Company and Forestal’s other shareholders.

Capital expenditures in Chile in 2002 were as follows: approximately US$1.28 million for the construction of administration and services buildings; US$0.39 million for several information systems related to SAP, including expenses related to the unification of the SAP systems used by Company’s Chilean and international subsidiaries; US$1.23 million for a  dry gluer press at the Coronel's facility; US$0.26 million for a  new laminating line, with an annual capacity of 110,000 cubic meters, at Coronel; US$0.28 million for development and planning of the Company’s supply chain model; US$3.44 million for the acquisition, planting and maintenance of timberland, at Forestal as well as US$0.68 million for machinery, equipment, land and other projects.

In Argentina, the investments in 2002 were: US$1.85 million for construction of the new prepainted MDF molding line with a total installed capacity of 36,000 cubic meters per year, in the Concordia plant (production commenced in January 2003); US$0.55 million in investments in sanding.; US$0.60 million for improvements in particle board line number 2 at the Concordia facility; US$0.96 million in machinery and equipment; US$0.74 million in land, buildings, information systems and other projects; and US$0.76 million for the acquisition, planting and maintenance of timberland, through the subsidiary Forestal Argentina.

During 2002, the Company’s capital investments in Brazil were: US$13.33 million in equipment and investments related to the start-up phase of the new OSB plant; US$1.05 million for machinery, equipment and facilities; US$1.48 million for vehicles, information systems and other related expenses and US$3.73 million for the acquisition and planting of timberland in Brazil.

On January 8, 2002, the Company acquired a particle board plant in Durango, Mexico, with an annual capacity of 120,000 cubic meters per year and a small laminating line with an annual capacity of  more than 21,000 cubic meters per year. The Company’s capital investments in Mexico during 2002 were related mainly to this acquisition and were as follows: US$2.35 million for the land on which the Durango plant is located; US$1.95 million in buildings at the Durango facility; US$3.96 million in presses and prepresses; US$0.90 million for the impregnating line; US$6.75 million for other machinery and equipment and US$0.98 million for vehicles, furniture, information systems and other projects.

Significant capital expenditures in Chile in 2001 were as follows: approximately US$900,000 for saws, fire and quality control devices and a particle board post-forming machine at the Company’s Valdivia plant; US$1.4 million on information systems and computer hardware and software in connection with the integration of all of the Company’s subsidiaries under the same computer network and SAP System, as well as developing a data storage system and B2B tools to support the Placacentro network; US$300,000 in land and building improvements; US$2.2 million on new forest plantings by Forestal.

In Argentina, the most significant investments in 2001 were US$30.4 million on the construction of the new thin-MDF line at the Company’s Concordia plant (which has an installed capacity of 120,000 cubic meters per year and produced its first boards in October 2001); US$1.7 million on a new folio-coating line; US$1.2 million on an expansion of a particle board storage facility; and US$6.4 million for the acquisition, planting and maintenance of timberland by Forestal Argentina.

During 2001, the Company’s capital investments in Brazil were US$7.0 million on the completion of the MDF project; US$3.7 on a new melamine-coating line (which became operational in April 2001 with a production capacity of 110,000 cubic meters per year); US$57.8 million on the new OSB plant (which has an installed capacity of 350,000 cubic meters per year and produced its first board in November 2001); and US$4.8 million for the acquisition, planting and maintenance of timberland in Brazil.

Significant capital expenditures in Chile in 2000 were as follows: US$2.2 million to finish the upgrade of the Puschmann particle board line, which began in 1999; US$0.4 million for several information systems related to SAP, including the upgrade to the newest version of SAP, equipment acquisition and the development of B2B tools; US$1.4 million for the acquisition and planting of timberland in the area of Valdivia; US$0.4 million on the Ranco particle board plant, for the acquisition of fire-detecting systems and an upgrade of the sanding line; US$0.1 million was invested in the MDF line in Mapal, to improve the use of resins and lower production costs; US$0.15 million was invested in the takeover of Fibranova; and US$0.8 million was invested in spare parts.  Most of these

Back to Contents

investments were financed with cash on hand.  The largest investment Masisa Chile made in 2000 was US$40 million for the acquisition of the Fibranova MDF plant in Southern Chile.  This plant doubled Masisa’s capacity of MDF production in Chile.  This investment was financed with a capital increase that was conducted in January 2001, with short-term financing provided via bridge loans.  In addition, US$2.8 million was invested in various parts and equipment for capital improvements.  In Argentina, the most significant investments in 2000 were as follows: US$6.2 million was invested in initial expenses for the new thin-MDF line in Concordia; US$0.96 million was invested in the new forming line of the particle board plant in Concordia to improve product quality and to reduce costs by decreasing the use of resins; US$0.6 million was invested in equipment and merchandising support for the Placacentro franchise; US$0.2 was spent on the new water treatment plant located at the Concordia facility to improve the quality of outgoing water.  In addition, Masisa Argentina invested US$0.3 million invested in spare parts and material for capital improvement.  All of Masisa Argentina’s investments were financed with cash on hand.  During 2000, the Company directed US$46 towards the completion of the MDF plant in Brazil, which started production in November 2000.  This plant has a total production capacity of 240,000 cubic meters.  Masisa also invested US$8.4 million in the construction of a new OSB plant in Brazil that should come online by the first quarter of 2002.  The investment in Brazil was financed with cash on hand and with short-term and long-term bank financing.

On November 13, 2000, an Extraordinary Shareholder’s Meeting was held in Valdivia, and the shareholders of Masisa S.A. agreed to a capital increase of 182,441,061 shares of common stock, at  a price of Ch$280 per share.  The Chilean Companies Act requires that a Chilean company offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage upon the issuance of new shares through a preemptive rights offering.  Maspanel, Masisa’s largest shareholder at that time, transferred its preemptive rights to subscribe the shares issued in the capital increase to Forestal Terranova, the Company’s current majority and controlling shareholder, and the former owner of Fibranova before its acquisition by the Company in 2000.  The Company, pursuant to certain Central Bank of Chile rulings, could not extend the preemptive rights offering to the holders of ADRs.  On January 12, 2001, when the preemptive rights offering period ended, 81,088,294 shares were subscribed and paid in full for a total of Ch$22,705 million (equivalent to approximately US$39.6 million).  On September 14, 2001 the Sumitomo Corporation subscribed 6,926,084 new shares for a total of Ch$2,147 million (approximately US$3.2 million).  The proceeds from this capital increase were used to repay a portion of the Company’s short term bank loans.  As of June 2003, there are still 94,426,683 shares issued but not subscribed, which can be sold by Company for not less than Ch$280 per share.

Total liabilities as of December 31, 2002, amounted to Ch$299,402 million.  In addition, total financial liabilities, calculated as total debt to banks, plus outstanding bonds and commercial paper, less financial assets (time deposits and fixed rate securities), amounted to Ch$164,663 million.

During 2003, the Company plans to make capital investments of approximately US$3.0 million in Chile, US$2.1 million in Argentina, US$2.2 million in Brazil and US$1.2 million in Mexico.  All of these investments were internally financed.   In Chile, the investments are expected to include, among others, environmental improvements some of them related to bringing the Company’s facilities into compliance with ISO 14,001, information systems upgrades and maintenance projects.  In Argentina, the investment plan includes improvements to the MDF lines, environmental and ISO 14,001 related investments and improvements to the SAP systems.  In Brazil, the Company will invest primarily in improvements to the MDF lines, the OSB line and the SAP system. In Mexico, the principal planned investment included improvements in the particle board front end, other operational items, the SAP system and environmental measures.

At December 31, 2002, 2001 and 2000, the Company’s ratio of current assets to current liabilities was 1.34:1.00, 1.88:1.00 and 1.13:1.00 , respectively.  Total current assets were Ch$99,476, Ch$91,917 million and Ch$85,141 million on December 31, 2002, 2001 and 2000, respectively.  The Company’s current assets increased by 8.2% between December 31, 2001 and December 31, 2002.  Cash and time deposits decreased by 66.8%, which was partially offset by an 8.7% increase in account receivables.  Notes and account receivables from related companies decreased by 63.4% mainly due to the repayment by Andinos S.A. of its debt.  At the same time, inventories increased by 49.2% in 2002, mainly due to the start up of the OSB plant in Brazil and the particle board plant in Mexico during the same year. Recoverable taxes increased 69.1%, reaching Ch$5,776 in 2002 compared to Ch$3,415 in 2001, mainly due to the Value Added recoverable resulting from the acquisition of the Mexican plant. The Company’s current assets increased by 8.2% between December 31, 2000 and December 31, 2001. Cash, time

Back to Contents

deposits, marketable securities and securities purchased under resale agreements decreased by 8.9%, which was partially offset by a 9.0% increase in accounts receivable.  Notes and accounts receivable from related companies decreased by 58.3% mainly due to the financial consolidation of Forestal.  At the same time, inventories increased by 32.9% in 2001, while recoverable taxes increased to Ch$3,315. The slight increase of 1.1% in current assets between December 31, 1999 and December 31, 2000 was principally attributable to a 40% decrease in the amount of cash, time deposits, marketable securities and securities purchased under a resale agreement owned by the Company, a 8.6% increase in its accounts receivables and an increase of 44.3% in notes and accounts receivable from related companies.

As of December 31, 2002, the Company’s liabilities totaled Ch$299,402 million, of which Ch$74,451 million were current liabilities.  The largest components of current liabilities were short-term bank loans, other long term liabilities due within one year, accounts payable and current portion of long-term bank loans, which accounted for 31.0%, 25.2%, 19.7% and 17.2% of total current liabilities, respectively.  The increase of 52.0% in current liabilities between December 31, 2001 and December 31, 2002 was mainly due to the classification in the short term of US$25 million of debt maturing in May 2003, corresponding to the US$70 million Series A Senior Note from the Company’s private placement in May 1996. This debt was repaid in May 2003 with funds from a new long-term loan of US$25 million from The Bank of Nova Scotia. This loan matures in five years and is payable in six semi-annual installments ending in January 2008.

As of December 31, 2002, the Company’s total debt, calculated as the sum of short-term bank loans, current portion of long-term bank loans, other long-term liabilities due within one year, long term bank loans and loans obtained under private placements was Ch$269,133 million, compared to total debt of Ch$226,157 million as of December 31, 2001. Of the total debt in 2002, Ch$ 54,612 million was short-term debt plus the current portion of long-term debt, compared to Ch$27,293 million in 2001. The increase in total debt is mainly explained by the subscription of two long term bank loans, one with Comerica Bank for US$15 millions destined to finance the acquisition of the Mexican particle board plant and one with Banco Chile New York For US$15 millions destined to prepay short term debt. For more details regarding short and long term financing and their respective restrictive covenants please see Note 14 of the Consolidated Financial Statements

The Company’s net cash provided by operating activities was Ch$3,257 million for 2002, Ch$39,575 million for 2001 and Ch$37,218 million for 2000. The 91.8% decrease in net cash provided by operating activities in 2002 compared to 2001 is mainly explained by an increase in inventories and account receivables, mainly due to the start up of the OSB plant in Brazil and the particle board plant in Mexico in 2002. The 6.3% increase in net cash provided by operating activities in 2001 compared to 2000 was mainly due to the new installed capacity added during 2001.  The 32.4% increase in net cash provided by operating activities in 2000 compared to 1999 was mainly due to an increase in net cash income for the year.

Impact of Inflation and Devaluation

As explained in Note 2 to the Consolidated Financial Statements, the Company is required to restate non-monetary assets and liabilities, equity and income and expense accounts to reflect the effect of variations in the purchasing power of the Chilean peso, unless not required by Technical Bulletin 64 (“TB 64”) issued by the Chilean Institute of Accountants.  The restatement essentially reflects the reporting by an indirect method of the gains or losses resulting from holding or owing “monetary” assets and liabilities, respectively.  For substantially all of the above balances, the restatement is based on the variation of the CPI, with the exception of assets and liabilities in foreign currencies, which are adjusted to closing exchange rates, and UF-denominated assets and liabilities, which are adjusted to the closing index value.

Because of Chile’s history of relatively high inflation, the financial markets have developed a system of borrowing and lending in UFs. A UF is a daily indexed, peso-denominated unit. Most long-term assets and liabilities in pesos are indexed in UFs, and the adjustment to the closing value is reflected in the price level restatement account.

It is common in Chile to finance certain current assets and fixed assets with short-term and long-term liabilities denominated in foreign currency. Because fixed assets are generally restated using the CPI and liabilities in foreign currency are restated to closing exchange rates, the price level restatement line in the income statement is affected by the relationship between local inflation and the exchange rate of the Chilean peso.

Back to Contents

In general, inflation has the adverse effect of diminishing the purchasing power of the Company’s peso-denominated monetary assets, which are not price level indexed, and has the positive effect of reducing the real value of the Company’s peso-denominated monetary liabilities, which are not price level indexed.

Most of the Company’s costs of production, including some of its wood supplies, adhesives, energy and equipment are either priced in U.S. dollars or are priced in Chilean pesos or Argentinean pesos, but tied to dollar-denominated international prices.  However, most of the Company’s sales are made in Chile and Argentina in Chilean pesos and Argentinean pesos, respectively. To the extent that the Company is unable to pass along increases in its costs of production in the form of higher Chilean peso and Argentinean peso prices for its products, earnings will be adversely affected.

The pricing of the Company’s products primarily depends upon market conditions in each market into which its products are sold.  High rates of inflation or large changes in the relative value of the currencies of Chile, Argentina or Brazil against the dollar could have a variety of unpredictable effects upon the Company and could adversely affect its operations.  See Note 24 to the Consolidated Financial Statements for additional information on the determination of the price level restatement.

Masisa Argentina’s financial statements are prepared in accordance with generally accepted accounting principles in Argentina. Notwithstanding the foregoing, the financial statements of Masisa Argentina required for inclusion in the Company’s consolidated financial statements are prepared in accordance with Chilean GAAP and the accounting regulations of the SVS.

At December 31, 1996 and 1997, the Company accounted for its foreign subsidiaries and equity investments in foreign countries (primarily Masisa Argentina and Masisa Brazil) in accordance with Technical Bulletin 51 (“TB 51”) that was issued by the Chilean Institute of Accountants and entitled “Investments in Foreign Countries.” Under TB 51, the Company remeasured the financial statements of its foreign subsidiaries and equity investments in foreign countries (primarily Masisa Argentina and Masisa Brazil) using the Chilean peso as the functional currency.  In accordance with TB 51, the Company’s foreign subsidiaries or equity investments in foreign countries that are subject to significant risks, restrictions or material distortions due to inflationary or exchange effects must remeasure their financial statements in Chilean pesos. Accordingly, the financial statements of Masisa Argentina and Masisa Brazil were prepared in accordance with Chilean GAAP and then remeasured into Chilean pesos as follows:

1.	Monetary assets and liabilities at year end rates of exchange between the Chilean peso and the local currency.

2.	All non-monetary assets and liabilities and shareholders’ equity at historical rates of exchange between the Chilean peso and the local currency.

3.
Income and expense accounts at average rates of exchange between the Chilean peso and the local currency for the period, except for those arising from non-monetary accounts, which were included at historical rates of exchange.

4.	Any exchange differences that arose were included in the results of operations for such period.

Price level restatements based on Chilean inflation were applied to all non-monetary asset and liability accounts, shareholders’ equity and income and expense accounts after they were expressed in historical Chilean pesos as described above.

TB 51 provided that upon adoption of the new accounting policy in 1996, the non-monetary assets and liabilities at December 31, 1995 had to be translated from U.S. dollars to Chilean pesos at the exchange rate in effect at that date, and those amounts became the new accounting bases for the non-monetary assets and liabilities.  Accordingly, there was no effect on the financial statements of the Company on the date of adoption of the new accounting standard, but changes resulting from variations in the inflation and exchange rates were recorded in income subsequent to that date.

Back to Contents

Beginning January 1, 1998, and in accordance with TB 64, the Company has remeasured its financial statements of certain foreign subsidiaries and equity investments (primarily Masisa Argentina) using the U.S. dollar as the functional currency. In accordance with TB 64, the financial statements of foreign subsidiaries and equity investments in foreign countries that are subject to significant risks, restrictions or material distortions due to inflationary or exchange effects (“not stable” countries) and considered as “not extensions of the investor’s operations,” must be remeasured in U.S. dollars.  Accordingly, the financial statements of Masisa Argentina and Masisa Brazil have been prepared in accordance with Chilean GAAP and then re-measured into U.S. dollars as follows:

1.	Monetary assets and liabilities were converted at year-end rates of exchange between the U.S. dollar and the local currency.

2.	All non-monetary assets and liabilities and shareholders’ equity were converted at historical rates of exchange between the U.S. dollar and the local currency.

3.
Income and expense accounts were converted at average rates of exchange between the U.S. dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historical rates of exchange.

4.	Any exchange differences which arose were included in the results of operations for the period.

The difference between the investment’s equity value from the remeasured financial statements, as explained above, and the net equity value at the beginning of the year restated by Chilean inflation, plus the proportional share of the investment’s net income for the year, is recorded in the account “Cumulative translation adjustment” in shareholders’ equity.

The account “Cumulative translation adjustment” also includes exchange differences (netted from Chilean inflation) qualified as foreign currency hedge of the foreign investments mentioned above.

Critical Accounting Policies

A summary of the Company’s significant accounting policies is included in Note 2 to its audited consolidated financial statements, which are included elsewhere in this annual report.  The Company believes that the consistent application of these policies enables it and its subsidiaries to provide readers of the financial statements with more useful and reliable information about Company’s operating results and financial condition.  The following are the accounting policies that the Company believes are the most important to the portrayal of its financial condition and results of operations and require its most difficult, subjective or complex judgments.

Property, plant and equipment

The key judgments the Company must make under the property, plant, and equipment policy include the estimation of the useful lives of its various asset types, the election to utilize primarily the straight-line method for recording depreciation, management’s judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and its determination that no impairment exists.

Property, plant, and equipment is stated on Company’s balance sheet at inflation adjusted cost less accumulated depreciation.  Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method.  The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable.  This process requires the Company’s estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the

Back to Contents

appropriate asset’s carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. Company’s evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as its financial position.

Investments

Investments in foreign subsidiaries are valued in U.S. dollars, adjusting the financial statements of the foreign company to Chilean GAAP. Exchange adjustments are charged or credited to shareholders’ equity.  The Company has foreign investments in Latin America, which include companies in Argentina, Brazil and Mexico. These investments are subject to risk and certain restrictions due to potential inflationary and exchange risk. Impairment tests are performed on these investments when facts and circumstances indicate that there may be impairment. This process requires management’s assessment of current conditions and management’s estimate of future cash flows and future economic conditions. Any impairment loss is measured based on the difference between the carrying value and the fair value of these investments.

Forests

The Company determines the value of its forests by a technical appraisal process.  The Company appraise the value of its forests annually, based on the expected present value of future cash flows to be generated by its forests.  This discounted cash flow analysis takes into account the forecasted harvests for the upcoming years based on tree growth and fluctuations in the cost and price of wood products.

The Company initially carries a new plantation at the historical cost including tree development and forest maintenance. When technical appraisal indicates that the value of a plantation has changed, the Company accounts for this by increasing or decreasing, as the case may be, forestry plantations (which is a part of property, plant and equipment) and making a corresponding increase or decrease, as the case may be, to the forestry reserves component of shareholders’ equity.

At the end of each quarter, the Company moves to inventory the appraised value of trees it expects to harvest in the next 12 months.  The Company carries these trees in inventory at appraised value until harvesting.  No reduction in shareholders’ equity is made when standing trees are moved to inventory in anticipation of harvesting.

The reserve is reversed from shareholders’ equity and from the Company’s assets when the forestry plantation is sold.

When the Company appraises the value of its forests it make judgements about estimated growth rates, current market conditions and statistical techniques.  The value of the Company’s forests is significant and, accordingly, the results of these judgements can have material affects on the reported amounts of assets and shareholders’ equity on the Company’s balance sheet.

Inventories

Inventories of finished goods, work in process, materials and supplies are stated at the lower of inflation-adjusted direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Work-in-process inventories require estimation of the future cost per unit to complete manufacturing from each stage of processing, using historical manufacturing costs.  These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods.

Back to Contents

Goodwill

Management also must exercise judgment in assessing goodwill and negative goodwill assets for impairment.  The Company amortizes costs in excess of book value of net assets (and the excess of book value over cost) of its businesses using the straight-line method over a period not to exceed 20 years. This period is based on management’s assumption regarding the useful life of industrial plants acquired and estimated periods of forestry growth and replantation. The Company reviews the recorded value of its goodwill annually or sooner if changes in circumstances indicate that the carrying amount may exceed fair value.  Recoverability of the carrying value of the asset is determined by comparing to net book value, including goodwill and the estimated future net cash flows of the relevant assets.

Deferred income tax

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants.  The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse.  Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will be realized.  In making this determination, the Company considers both positive and negative evidence and make certain assumptions, including projections of taxable income.  Changes in these assumptions may have a material impact on results.

Changes in Accounting Standards

During 2001, no new accounting standards were issued in Chile that affect Chilean GAAP financial statements.  However, certain new standards were issued in the United States that may affect the reconciliation of our net income and shareholder’s equity to U.S. GAAP in the future.  In July 2001, the FASB issued SFAS No. 141, Business Combinations (“SFAS No. 141”) and SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”).

In July 2001, the FASB (Financial Accounting Standards Board) issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”).  SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset.  Subsequently, the liability is accreted to its present value as of each recording period and the capitalized cost is depreciated over the useful life of the related asset.  Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss.  SFAS No. 143 is effective for fiscal years beginning after June 15, 2002.  Management is evaluating the effect of this statement on Masisa’s U.S. GAAP net income and shareholders’ equity.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”).  SFAS No. 144 supersedes FASB statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (“SFAS No. 121”), and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions (“Opinion 30”) for the disposal of a segment of a business (as previously defined in Opinion 30). The FASB issued SFAS No. 144 to establish a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale.  SFAS No. 144 broadens the presentation of discontinued operations in the income statement to include a component of an entity (rather than a segment of a business).  A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.  SFAS No. 144 also requires that discontinued operations be measured at the lower of the carrying amount or fair value less cost to sell.  SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and should be applied prospectively.

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial

Back to Contents

statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 is effective for any guarantees that are issued or modified after December 31, 2002.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date.  The related disclosure requirements are effective immediately.  The Company has evaluated the impact of the new interpretation and the adoption will not have a material impact on its results of operations or financial position.

Item 6.  Directors, Senior Management and Employees

Directors

Masisa S.A. is managed by its Board of Directors, which, in accordance with the bylaws of Company, consists of seven directors who are elected at the ordinary annual shareholders’ meeting.  Directors are not required to be shareholders.  The entire Board is elected every three years, and cumulative voting is permitted for the election of directors.  The Board may appoint replacements to fill any vacancies that occur during periods between elections.  The bylaws provide that a resignation triggers an election for all Board members at the next annual meeting.  The Board of Directors, as set forth below, was elected at the Masisa Ordinary Shareholders Meeting held on April 24, 2003 and the term of each of the current directors will expire at the shareholders meeting scheduled for the first quarter of 2006. The election on April 24, 2003 was held one year early due to the resignation of Mr. Juan Obach, Mr. Félix Bacigalupo, Mr. José Ignacio Letamendi and Mr. Scott Perry upon the acquisition by Forestal Terranova of the Pathfinder Group’s entire 43.16% interest in Masisa Chile.  (See “Item 4. Information on the Company—History and Development of the Company”).  There are regularly scheduled meetings of the Board once a month, and extraordinary meetings are called when needed by the Chairman.

The names and positions of the current members of the Board, their age and information on their principal business activities outside Masisa are as follows:

Julio Moura, 51 years old, has been the Company’s Chairman of the Board of Directors since 2002. Mr. Moura is also Chairman of the Board of Directors and CEO of GrupoNueva group, and President of Terranova. He has served as Director, Member of the Executive Committee and Executive Vice-president for the Schindler Group and Sika Finanz in Switzerland among others. From 1980 until 1983 he was Senior Associate of the Consulting Company Booz Allen & Hamilton. Mr. Moura obtained a degree in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds an MBA from M.I.T., Sloan Management School of Management, USA.

Gonzalo Zegers R-T., 42 years old, joined the Company in 1996 and has served on the Board of Directors as Vice-President since March 2003. Prior to that he was the Company’s Chief Executive Officer from 1997 until March 2003. He also served as the Company’s Chief Financial Officer from 1996 to 1997.  Mr. Zegers previously served as Chief Executive Officer of C&D Agrofruta Ltda. and is currently on the Board of Directors of several companies related to Masisa.  Mr. Zegers holds a business degree from Santiago University.

Jaime Fernández Hernández, 60 years old, has been a Director of the Company, since March 2003. Prior to that he had served as the Company’s Vice-president since July 2002. Mr. Fernández also serves as Vice Chairman of the Board of Forestal Terranova S.A. and has been employed by Forestal Terranova and its subsidiaries since 1984. From 1971 to 1984, Mr. Fernández worked as a forestry consultant. Mr. Fernández holds a degree in forestry engineering from the University of Chile.

Patrick A. Nielson, 52 years old, became a Director of Masisa in July 2002.  He is Vice-president, General Counsel and Secretary of GrupoNueva. He also serves on the Board of Directors of Forestal Terranova. Prior to that, he was Vice President, General Counsel--Food Operations and Vice President International Legal and Regulatory Affairs of Dole Food Company, Inc. He has also been a member of the Board of Directors of Pascual Hermanos,

Back to Contents

S.A. of Spain and The Western Growers Association. Mr. Nielson holds a Bachelor of Arts from Lewis & Clark College and a Juris Doctor from Hastings College of the Law, University of California.

Isidoro Palma P., 56 years old, joined the Company in 1988 and served on the Board of Directors from 1988 to 1991 and again from 1993 through the present.  Mr. Palma served from 1980 to 1991 as Vice-President of Citicorp/Citibank Chile and was a member of the Board of Directors of several Chilean companies.  He is currently a member of the Board of Directors of Cintac S.A. and Comisión Clasificadora de Riesgos.  Mr. Palma is also the principal partner and Executive Director of Inversiones y Asesorías Prime Ltda.  Mr. Palma holds a business degree from the Catholic University of Chile, an MBA from Stanford University and is a Ph.D. candidate in Economics at the University of Minnesota.

Jorge Carey, 61 years old, has served as a Director on the Company’s Board since July 2002. He is also the Chairman of Chile's largest law firm, Carey & Co. and of Empresas Melón, Chile’s largest cement company. He is a board member of several Chilean corporations and institutions, including ING Chile S.A., Enaex S.A., CCU,  Hogar de Cristo and CIC S.A. and of several non Chilean organizations, including  Aur Resources Inc. in Canada and the Chile Moneda Fund in Bermuda. Mr. Carey worked early in his career for three years as an attorney in Washington D.C. for the International Monetary Fund and the International Finance Corporation. He has been a professor of law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile Law School and a Master’s degree in Comparative Jurisprudence from the School of Law of New York University where he was a Fulbright scholar.

Ignacio Guerrero G., 50 years old, joined the Company in 2000 and has served on the Board of Directors since then.  Prior to 2000, he was CFO of Codelco Chile and Vice-President of Citibank Citicorp Chile.  Mr. Guerrero serves on the Board of Directors of Rebrisa S.A., Zalaquett S.A., Besalco S.A., Nibsa and AFI CMB Prime.  He is currently Executive Director of CMB Chile S.A. and is also a professor at Adolfo Ibañez University.  Mr. Guerrero holds an MBA from Harvard University.

Mr. Moura, Mr. Zegers, Mr. Fernández, and Mr. Nielson are directors or executive officers of affiliates of the Company within the GrupoNueva group. During the period between the resignation of the former Board of Directors on July 22, 2002 and the Shareholders Meeting held in April 24, 2003, the Board of Directors was formed by the current Directors, except for Mr. Zegers who replaced Mr. Fernández as the Board Vice-president on March 5, 2003. Mr. Fernández replaced Mr. Patricio Reyes as Director on March 5, 2003.

Patricio Reyes U., 35 years old, has served as Secretary of the Company’s Board of Director’s since March 2003. Mr. Reyes also served as Director of the Company from July 2002 to March 2003. He worked in the Offices of Arturo Alessandri from 1993 through 1998. He is currently General Counsel of Forestal Terranova, as well as Secretary of its Board. Mr. Reyes is also a Director and the Legal Representative of Inversiones Suizandina S.A. He holds a law degree from the Catholic University of Chile.

A Directors Committee, composed of three directors, was created in April 2001, pursuant to a requirement of the Chilean Companies Act.  In August, 2002, due to the acquisition by Forestal Terranova of its majority and controlling interest in Masisa, Mr. Juan Obach was replaced on the committee by Mr. Jaime Fernández.  The other two members of the committee were Mr. Isidoro Palma and Mr. Ignacio Guerrero. In an Extraordinary Meeting of the Board of Directors held on May 28, 2003, Mr. Palma, Mr. Guerrero and Mr. Zegers were designated as the members of the Directors Committee. The Committee is responsible for: (i) examining and commenting on the financial statements and external auditor’s report that is delivered to the Company prior to the final presentation of such financial information at the annual shareholders’ meeting; (ii) nominating the external auditors and rating agencies that will be presented for approval at the annual shareholders’ meeting; (iii) evaluating and reporting to the Board of Directors on transactions with related parties pursuant to Article 89 of the Chilean Companies Act as well as transactions in which a director, manager or executive officer of the Company has an interest as required by Article 44 of the Chilean Companies Act; and (iv) advising on the compensation of the Company’s senior management

Back to Contents

Senior Management

Masisa’s executive officers are appointed by the Board and hold office at the discretion of the Board.  The names, ages, responsibilities and prior business experience of Masisa’s senior officers are as follows:

Eduardo Vial R-T., 49 years old, is the Company’s Chief Executive Officer, a position he has held since March 2003. Prior to his current position he was Company’s Chief Operating Officer from 1986 through March 2003.  Before joining the Company, he was in charge of INFORSA’s sawmill operations.  Mr. Vial holds a degree in Forestry Engineering from the University of Chile.

Carlos Marín O., 32 years old, is the Company’s Chief Financial Officer, a position he has held since January 2002.  Mr. Marín joined the Company in 1996 as Head of Investor Relations and was named Chief Project Officer in 2000.  Prior to that, he served as Equity Research Analyst at Santiago S.A. Servicios y Asesorías Financieras.  Mr. Marín holds a business degree from Adolfo Ibañez University and an MBA from Stanford University.

Sebastián Vicuña R., 40 years old, is the Company’s Chief Commercial Officer, a position he has held since 1999.  Prior to that, he was the Company’s  Chief Financial Officer from 1998 through 1999.  Mr. Vicuña was also Chief Financial Officer of Y.P.F Chile S.A., and deputy Chief Financial Officer and Chief Marketing Officer of ESSO Chile.  He is currently a member of the Board of Directors of ASIMAD (Industrialized Wood Producers Association), Manu and companies related to Masisa.  Mr. Vicuña holds a business degree from the Catholic University of Chile.

Cristián Valenzuela R., 43 years old, is the Company’s Chief Operating Officer since March 2003. Mr. Valenzuela joined the Company in 1994 as Planning and Development Deputy Manager and held that position until March 2003.  Mr. Valenzuela holds a degree in Industrial Engineering from the University of Chile and an MBA from Adolfo Ibáñez University.

Manfred Timmermann B., 52 years old, is the Company’s Chief Engineering Officer, a position he has held since 1993.  Mr. Timmermann joined the Company in 1978 as Head of Technology of the Valdivia Plant and was named Head of Technology of the Chiguayante plant in 1993.  In 1987, he was named Deputy Production Officer of the Mapal plant and was named Masisa Concepción’s Deputy Engineering Officer in 1990.  Mr. Timmermann holds a degree in Civil Mechanical Engineering from the University of Chile.

Miguel Oneto R., 47 years old, is the Company’s Chief Human Resources Officer, a position he has held since 1994.  Prior to joining the Company, he was Head of McKay’s Holding Training Department, Head of  the Training Department of Banco BHIF and Deputy Human Resources and Administration Officer of AFP Habitat S.A., Laboratorio Ballerina and First National Bank of Boston.  Mr. Oneto received a degree in Business Administration from the University of Santiago and a postgraduate degree in Human Relations and Labor Psychology from the Catholic University of Chile.

Martin Köster, 42 years old, is the Chief Export Officer, a position he has held since July 2001.  Prior to that he was Export Manager, a position he held from August 1992, when he joined the Company, until July 2001.  Mr. Köster holds a degree in Forestry Engineering from the University of Chile.

Compensation

For the year ended December 31, 2002, the aggregate amount of compensation paid by Masisa S.A. to its directors and executive officers was approximately Ch$1,504 million Members of the Company’s Board received per diem fees as well as a participation in Masisa’s net profits.  In 2001, the directors as a group received 2% of net profits.  The Company and its subsidiaries do not maintain any pension or retirement programs for its directors or executive officers.

The table below sets forth compensation paid to directors during 2002.

Back to Contents

DIRECTOR COMPENSATION

Directors (1)	Per Diem for attendance at board meetings Ch$ thousands	Profit sharing Ch$ thousands	Per Diem for attendance at directors committee Ch$ thousands
Juan Obach	2,931	93,340	505
Félix Bacigalupo	2,931	70,005
Ignacio Guerrero	5,239	46,670	902
José Ignacio Letamendi	2,931	46,670
Isidoro Palma	5,239	46,670	902
Scott Perry	2,117	33,706
Julián Sánchez	2,931	46,670
Julio Moura	2,051
Jaime Fernandez	2,307		310
Jorge Carey	2,307
Patrick Nielson	2,051
Total	33,035	383,731	2,619

(1)
Mr. Obach, Mr. Bacigalupo, Mr. Letamendi, Mr. Perry and Mr. Sanchez are no longer Directors of the Company. For more information on the composition of the Board see “Item 6.  Directors, Senior Management and Employees – Directors”

The executives of Masisa S.A. received an aggregate amount of compensation of approximately Ch$1,077 million and severance payments of Ch$ 8 million, during the year 2002.

Employees

As of December 31, 2002, the Company had 1,161 employees, including employees of all of its Chilean, Argentinean, Brazilian, Peruvian and Mexican subsidiaries, but excluding employees of Forestal and Forestal Argentina.  The following table sets forth the number of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2002:

EMPLOYEES BY JOB-CATEGORY(1) AND LOCATION (2)

	Executives			Professionals			Workers			Consolidated

	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002

Masisa
Chile	20	20	20	130	122	127	637	545	502	787	687	649
Argentina	16	16	14	53	52	51	172	155	139	241	223	204
Brazil	6	7	7	28	53	39	64	82	102	98	142	148
Peru	1		1	—	2	1	—	—	—	1	3	2
Mexico			4			24			130			158

Total	43	44	46	211	229	296	873	782	819	1,127	1,055	1,161

	Executives			Professionals			Workers			Consolidated

	2000	2001	2002	2000	2001	2002	2000	2001	2002	2000	2001	2002

Affiliated Companies
Forestal and Subsidiaries (2)	1	1	1	6	6	7	13	13	13	20	20	21
Forestal Argentina S.A. (2)	1	1	1	3	3	3	2	2	2	6	6	6
Resinas Concordia S.A. (3)	1	N/A	N/A	—	N/A	N/A	18	N/A	N/A	19	N/A	N/A
GPM (3)	2	N/A	N/A	5	N/A	N/A	28	N/A	N/A	35	N/A	N/A

Total	5	2	2	14	9	10	61	15	15	80	26	27

(1)
Job categories are defined as follows: Executives: CEO, Chief Managers, Deputy Chief Managers and Plant’s Head Managers. Professionals: Middle Managers, Supervisors and professionals in positions without supervision. Workers: all other employees that don’t meet other categories standards.

(2)	Effective January 1, 2001 the Company accounted for Forestal and its subsidiaries on a consolidated basis.
(3)	On January 17, 2001 GPM and Resinas Concordia were sold to Georgia Pacific. The Company does not include those entities as affiliates for periods after that date.

Chile.  As of December 31, 2002, the Company had 649 permanent employees in Chile, excluding Forestal, representing a decrease of 6% compared to 2001 due principally to the incorporation of new technologies into the Company’s operations and corporate reorganizations in order to achieve higher efficiency. Forestal had 21

Back to Contents

employees and Masisa Peru had two employees as of December 31, 2002.  Approximately 67% of Masisa’s Chilean employees are represented by six labor unions.  The Company also employs subcontractors for numerous tasks.

Chilean law protects the rights of the Company’s workers, whether unionized or specially organized as a group (i.e., “Negotiating Group”), for the purpose of the collective bargaining process and to strike in the event that an agreement on labor contracts is not reached.  Labor relations for unionized and non-unionized employees in each of the Company’s facilities are governed by one or more separate collective bargaining agreements between Masisa or its relevant subsidiary and one or more of the unions or Negotiating Groups of which the employees at the facility are members.

During 1999, the Company and six unions negotiated collective bargaining agreements. Mutually satisfactory agreements were reached with the six unions without a work stoppage.  The terms of the agreements were 48 months, with the exception of one union’s agreement that has a term of 40 months.  Thus, most of the Company’s agreements with its Chilean unions will expire during 2003, with the exception of one agreement which expired in 2002.  In June 2000, Masisa Cabrero and the union which represents its employees entered into a collective bargaining agreement that expired in May 2003. This agreement was renewed in November 2002 with mutually satisfactory conditions and will expire in October 2006. On the basis of the first agreement, the Company negotiated new agreements with its administrative employees in September 2002 and with two of Valdivia’s unions in April 2003, in each case reaching mutually satisfactory agreements with 48 month terms.  None of the Company’s agreements with its unions have expired as the Company’s policy has been to establish a long-term strategic alliance with its employees.  The Company believes it has good relationships with the labor unions.  The Company has no reason to believe that future collective bargaining processes will not follow past practice and does not anticipate any work stoppages at any of its facilities. Compensation for unionized personnel and employees is established in accordance with the relevant collective bargaining agreements.  Pursuant to these agreements, employees receive a salary according to a scale that is based upon job function, performance and seniority. Unionized employees also receive certain benefits provided for by law and certain benefits that vary depending upon the terms of their collective bargaining agreement.

All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay.  Non-unionized permanent employees are entitled to a basic payment of one month’s salary (with a maximum of UF90, equivalent to US$2,235 as of December 31, 2001) for each year or fraction thereof worked, provided that the fraction is at least six months.  This benefit is subject to a limitation of a total payment of no more than 11 months’ salary for employees hired after August 14, 1981 (severance payments to employees hired before August 14, 1981 are not subject to this limitation). Although Masisa Chile could apply this limitation to the severance pay it pays to its employees, the Company voluntarily pays severance payments calculated based upon the total time such employees have been employed by the Company, without regard to the statutory limitation.  This method of determining severance payments, however, has not been made a part of the Company’s employment contracts.

The Company does not maintain any pension or retirement programs for its employees.  Workers in Chile are subject to a national pension law that establishes a system of independent pension plans which are administered by Administradoras de Fondos de Pensiones (Pension Fund Administrators).  The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Chile.

Argentina.  As of December 31, 2002, Masisa Argentina had 204 employees, which represents a decrease of 9% as compared to 2001, principally due to the concentration in Chile of certain key activities that can be better developed through centralization.  Forestal Argentina had six employees as of December 31, 2002.

In Argentina, collective bargaining agreements are negotiated on an industry-wide basis.  Employees at Concordia are members of two industry-wide unions.  Therefore, all the collective bargaining agreements between Masisa Argentina and the unions are the result of industry-wide bargaining.  The collective bargaining agreements are renewed on an annual basis.  Masisa Argentina believes its relationship with its employees is good.

All employees who are dismissed without cause are entitled by law to severance pay, which is based, among other things, on length of service.  These severance payments are subject to a minimum of at least two months salary.

Back to Contents

Masisa Argentina does not maintain any pension or retirement programs for its employees. As in Chile, pension plans in Argentina are administered by an independent Administradoras de Fondos de Jubilaciones y Pensiones (Pension Fund Managers).  The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Argentina.

Brazil.  As of December 31, 2002, Masisa Brazil had 148 employees, representing an increase of 4% compared to 2001 due principally to the operations of the new OSB plant.

In Brazil, as in Argentina, collective bargaining agreements are negotiated on an industry-wide basis.  Employees at Masisa Brazil are members of one industry-wide union.  Therefore, all of the collective bargaining agreements between Masisa Brazil and the union are the result of industry-wide collective bargaining.  The collective bargaining agreements are renewed on an annual basis.  Masisa Brazil believes its relationship with its employees is good.

Masisa Brazil does not maintain any pension or retirement programs for its employees.  Based on total payroll, Masisa Brazil makes monthly contributions to severance indemnity plans, government pension and social security, and such payments are expensed as incurred.  The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Brazil.

Mexico.  As of December 31, 2002, the Company had 158 permanent employees in Mexico, due to the acquisition of the particle board plant in Durango.

In Mexico, as in Argentina and Brazil, collective bargaining agreements are negotiated on an industry-wide basis.  Employees at Maderas y Sintéticos de México are members of one industry-wide union.  Therefore, all of the collective bargaining agreements between Maderas y Sintéticos de México and the union are the result of  industry-wide collective bargaining. However, only 43% of the Company’s employees in Mexico are union members.  The collective bargaining agreements are renewed each year.  The current collective bargaining agreement was entered into in January 2003.

All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay, which corresponds to a three months salary plus twelve days salary per year or fraction thereof worked.

Maderas y Sintéticos de Mexico does not maintain any pension or retirement programs for its employees. As in Brazil, Maderas y Sintéticos de Mexico makes monthly contributions to severance indemnity plans, government pension and social security, and such payments are expensed as incurred.  The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Mexico.

Back to Contents

PART III

Item 7.  Major Shareholders and Related Party Transactions

Major Shareholders

Masisa S.A.’s only outstanding voting securities are shares of its common stock without nominal (par) value (“Common Stock”).  As of May 16, 2003, there were 928,514,743 shares of Common Stock issued and outstanding.

The table below shows, as of May 16, 2003, the number and percentage of shares owned by each person known by the Company to own more than five percent of Masisa S.A.’s outstanding Common Stock.  No director or executive officer of Masisa S.A. owned more than five percent of the Company’s Common Stock as of May 16, 2003. The Company is required under Chilean regulations to disclose its twelve largest shareholders, and this information is also included in the table.

MAJOR SHAREHOLDERS

Shareholder	Number of shares	%

Forestal Terranova (1)	481,861,555	51.90
The Bank of New York (2)	81,914,040	8.82
AFP Provida S.A.	60,006,831	6.46
AFP Cuprum S.A.	52,258,614	5.63
AFP Habitat S.A.	47,348,552	5.10
AFP Santa Maria S.A.	35,952,356	3.87
Moneda S.A.	21,495,865	2.32
Larrain Vial S.A.	14,046,341	1.51
AFP Summabansander S.A.	13,465,569	1.45
Sumitomo Corporation	6,926,084	0.75
The Emerging Markets Chile Fund	6,623,537	0.71
AFP Planvital S.A.	5,440,831	0.59

(1)
As of June 20, 2003, Forestal Terranova owned 486,861,555 shares (52.43%) of Common Stock as a result of an open market purchase of 5 millionn shares, made on the Santiago Stock Exchange on May 27, 2003.

(2)
Pursuant to the requirements of Chilean law, all Common Stock represented by American Depositary Shares is owned of record by The Bank of New York, as Depositary.  See “Item 10.  Additional Information–Exchange Controls.”

As of May 31, 1999, Pathfinder and Inversiones Coigüe Ltda. (“Coigüe”) increased their respective ownership to 19.96% and 23.18%, respectively.  In December 30, 1999, Coigüe Dos purchased all of the Common Stock held by Coigüe, which was 25.36% of the Common Stock.  In August 2000, Coigüe Dos and Pathfinder transferred their holdings of Common Stock to Maspanel S.A. (“Maspanel”), a subsidiary of Pathfinder.  On December 13, 2001, Maspanel purchased 13,105,000 shares in the Chilean Stock Market.  In January 2002, Maspanel purchased 251,543 shares and 500,000 shares, respectively, in the Chilean Stock Market.  As a consequence, Maspanel’s ownership increased to 43.16% of the Common Stock.

In January 2001, Forestal Terranova subscribed 81,084,916 shares of Common Stock resulting from the capital increase approved during the Extraordinary Shareholder’s Meeting held on November 13, 2000, thus acquiring an 8.8% stake in Masisa.  In September 2001, the Japanese company Sumitomo Corporation subscribed 6,926,084 shares of Common Stock resulting from the same capital increase, acquiring a 0.75% interest in Masisa.

On July 22, 2002, Forestal Terranova acquired Maspanel 43.16% stake in Masisa becoming the controlling shareholder of the Company with the 51.90% of the Company’s total shares paid and outstanding.  As of June 20, 2003, as a result of open market purchases made on the Santiago Stock Exchange in May 27, 2003, Forestal Terranova owned 481,861,555 shares (52.43%) of Common Stock.

Through ownership of Masisa S.A.’s Common Stock, the GrupoNueva Group (through its substantially owned subsidiary, Forestal Terranova) has the ability to control the election of a majority of the members of the Board of Directors of Masisa S.A. and have substantial influence over any other matter determined by a shareholders’ vote as well as the direction and future operations of the Company.  As of the date of this Annual

Back to Contents

Report, five of the seven members of the Company’s Board of Directors are related to the GrupoNueva Group, with four of them been having served as directors or executive officers of affiliates or related companies within the GrupoNueva group.

None of the major shareholders have voting rights different than those corresponding to minority shareholders.

Related Party Transactions

Article 89 of the Chilean Companies Act requires that the Company’s transactions with related parties shall fulfill equity conditions, similar to those usually prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Companies Act provides that a Company may exclusively enter into transactions in which a director, manager or executive officer has a personal interest, if such operations are previously known and approved by the Board of Directors and the terms of such transaction are similar to those prevailing in the market. In circumstances where it is not possible to determine if the terms of such transaction are similar to those prevailing in the market, Chilean law requires the Board to approve or reject such transaction with the abstention of the director with an interest on such a transaction. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions for the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations. During 2002, the Company engaged in certain transactions with related companies and persons.  The majority of these transactions involve the sale of products and/or services between subsidiaries at market prices.  For details of such transactions, see Note 19 to the Consolidated Financial Statements.

With effect as of January 1 2003, the Company entered into a management contract with Forestal Terranova’s for the management by the Company of Forestal Terranova indirect subsidiary, Fibranova C.A. Fibranova C.A. owns industrial installations in Puerto Ordaz, Venezuela, which consist of two board production lines (particle board and MDF), a melamine board recovering line and a molding MDF line. Fibranova’s production is marketed to end-users mainly in Venezuela and Colombia.

Pursuant to the contract the Company administrative control of Fibranova’s operations, including, with some restrictions, management of all areas of that company, including senior management, finance and administration, marketing, commercial and human resources are carried out by the Company.  The contract has a term of three years.  Under the contract, the Company is paid for its services an amount equal to 8% of  Fibranova’s annual operating result.

Additionally, during the term of the contract and for a period of up to three years thereafter the Company has a preferential and irrevocable option to acquire shares and assets of Fibranova, exercisable in the event Forestal Terranova intends to sell any such shares or assets to third parties.

Because this transaction involves a majority shareholder of the Company, it was reviewed by the Company’s Directors Committee at a meeting held on October 22, 2002.  The Committee informed the Board of Directors that, in the unanimous opinion of its members, the terms of the transaction were in accordance with market conditions.

Item 8.  Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements” and pages F-1 through F-54.

Back to Contents

Export Sales

For a discussion of the Company’s export sales, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

Legal and Arbitration Proceedings

The Company is party to certain legal proceedings arising in the normal course of its business, none of which management considers, individually or in the aggregate, to be material.

Dividend Policy

The Company’s dividend policy is determined from time to time by its Board of Directors announced at the annual ordinary shareholders’ meeting, which is generally held in March or April.  Shareholder approval of the dividend policy is not required.  However, each year the Board must submit for approval at the annual ordinary shareholders’ meeting a declaration of the final dividend corresponding to the preceding year.  Dividends are not price level adjusted between the end of the preceding year and the date of the declaration of the final dividend.  As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares of Common Stock, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for that year (on a Chilean GAAP basis), unless and except to the extent the Company has a deficit in retained earnings.

At the Company’s Annual General Shareholders Meeting held on April 30, 2002, the Board of Directors proposed, and the shareholders approved, a dividend policy calling for dividends not lower than 30% and not higher than 50% of the Company’s net income in 2002 and for future years.  At the meeting held on April 24th 2003, the Company’s shareholders approved a dividend equal to 30% of the Company’s 2002 net income.

Dividends are paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend.  The holders of the ADRs on the applicable record dates for the ADSs are entitled to participate fully in all dividends declared after their acquisitions of the ADSs, subject to payment of the applicable taxes.  For additional information, see “Item 10.  Additional Information—Taxation.”

Item 9.  The Offer and Listing

Stock Price History

The table below shows, for the periods indicated, the high and low closing prices, in Chilean pesos, for a share of Common Stock on the Santiago Stock Exchange and the high and low closing sales prices per ADS, in U.S. dollars, as reported by the NYSE.

	Santiago Stock Exchange		New York Stock Exchange

	Ch$ per Common Share (1)		US$ per ADR (2)

Years ended December 31,	Low	High	Low	High

1998	71.00	166.00	4.50	11.44
1999	90.00	237.00	5.38	13.00
2000	203.00	295.00	10.94	17.25
2001
First Quarter	238.00	287.00	13.02	15.09
Second Quarter	255.00	325.00	12.60	15.70
Third Quarter	235.00	320.00	9.85	14.84
Fourth Quarter	221.00	295.00	9.40	13.05
2002
First Quarter	244.00	282.00	10.66	13.08
Second Quarter	188.00	255.00	8.13	11.70
Third Quarter	130.00	188.00	7.03	8.08
Fourth Quarter	135.00	180.00	5.30	7.62
2003

Back to Contents

First Quarter	155.00	184.00	5.90	7.80
Monthly Prices
December, 2002	163.00	172.49	6.80	7.62
January, 2003	160.00	178.33	6.55	7.80
February, 2003	155.00	159.33	5.90	6.63
March, 2003	155.20	170.48	6.30	7.50
April, 2003	174.00	182.69	7.23	7.99
May, 2003	178.00	207.00	7.50	8.70
June, 2003 (3)	182.00	203.00	7.60	9.15

(1)	Chilean pesos are reflected at historical values rather than at December 31, 2001 purchasing power.
(2)	1 ADS = 30 shares of Common Stock.
(3)	Exchange share prices through June 25, 2003.

Markets

The Common Stock is traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile, Bolsa de Valores (the “Electronic Stock Exchange of Chile”) and the Bolsa de Corredores, Bolsa de Valores (the “Valparaiso Stock Exchange”).  The Company conducted a preemptive rights offering in Chile and an international offering of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), in June 1993 (the “1993 Offerings”).  Since the consummation of the 1993 Offerings, the ADSs (each ADS represents 30 shares of Common Stock) have been traded in the United States on the New York Stock Exchange (“NYSE”) under the symbol MYS.  The ADRs are outstanding under a Deposit Agreement dated June 17, 1993 (the “Deposit Agreement”) among the Company, The Bank of New York, as depositary (the “Depositary”), and the holders, from time to time, of such ADRs.  The Company believes that, at the present time, the NYSE is the principal trading market for the Common Stock in the form of ADSs.  The Company believes that the principal non-United States trading market for the Common Stock is the Santiago Stock Exchange.

The Chilean stock market, which is regulated by the Superintendencia de Valores y Seguros (the “Superintendency of Securities and Insurance”, or the “SVS”) under Law 18,045, as amended, which is called the Securities Market Law, is one of the most developed among emerging markets, reflecting the particular economic history and development of Chile.  The Chilean government’s policy of privatizing state-owned companies, implemented during the 1980s, has led to an expansion of private ownership of shares, resulting in an increase in the importance of stock markets.  Privatization extended to the social security system, which was converted into a privately managed pension fund system.  These pension funds have been allowed, subject to certain limitations, to invest in stocks and are currently major investors in the stock market.  Some market participants, including pension fund administrators, are highly regulated with respect to investment and remuneration criteria, but the general market is less regulated than the U.S. market with respect to disclosure requirements and information usage.

The Santiago Stock Exchange was established in 1893 and is a private company whose equity is held by 46 shareholders. The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 72.5% of securities traded in Chile in 2002.  In the same year, approximately 26.3% of equity trading was conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses.  The remaining equity trading was conducted on the Valparaíso Stock Exchange. Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange.  In 1991, the Santiago Stock Exchange initiated a futures market with two instruments:  U.S. dollar futures and Selective Shares Price Index, or IPSA, futures.  In 1994, the Santiago Stock Exchange initiated an options market with options of Compañía de Telecomunicaciones de Chile S.A. and Empresa Nacional de Electricidad S.A.  Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction.  Trading through the open voice system occurs on each business day between 9:30 a.m. and 4:30 p.m.  The Santiago Stock Exchange has an electronic system of trade, called Telepregón, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:30 p.m.  Telepregón operates for stocks trading in low volumes from 12:00 p.m. to 1:20 p.m.  The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.  In February 2000, the Santiago Stock Exchange Off-Shore Market began operations.  In the Off-Shore Market, publicly-offered foreign securities are traded and quoted in United States dollars.

There are two principal share price indices for the Santiago Stock Exchange:  The General Share Price Index and the IPSA.  The General Share Price Index is calculated using the prices of 163 issues and is broken into five main sectors:  banks and finance, farming and forest products, mining, industrial, and miscellaneous.  The IPSA

Back to Contents

is a major company index, currently including the Exchange’s 40 most active stocks.  Shares included in the IPSA are weighted according to the value of shares traded and account for 79.0% of the entire market capitalization.  The Common Stock is included in both indices.

Memorandum and Articles of Association

Set forth below is certain information concerning Masisa S.A.’s capital stock and a brief summary of certain significant provisions of its estatutos (the “Bylaws”) and Chilean law.  This description does not purport to be complete and is qualified in its entirety by reference to the Bylaws, which are included in Exhibit 1.1 to this Annual Report.

Organization and Register

Masisa S.A. is a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile.  Masisa was incorporated by a public deed dated January 31, 1964, an abstract of which was published in the Diario Oficial de la República de Chile No. 25.897 (Official Gazette of Chile No. 25.897) on July 23, 1964.  This publication is recorded on page 71 No. 41 of the Registro de Comercio del Conservador de Bienes Raices y Comercio de Valdivia (Real Estate and Commercial Registry of Valdivia) for the year 1964.  The corporate purpose of Masisa, as stated in its Bylaws, is broadly defined to include the production and sale of wood products, as more fully set forth in the Third Article of its Bylaws.  Masisa S.A. has an indefinite corporate duration.

Shareholder Rights

Shareholder rights in Chilean companies are governed generally by a company’s bylaws  (which effectively serve the purpose of both the articles, or certificate, of incorporation, and the bylaws of a United States company).  Additionally, the Corporations Law and the Chilean Corporations Law Regulations, Supreme Decree 587 (the “Regulations on Corporations”) govern the operation of Chilean companies and provide for certain shareholder rights.

Shareholder rights can be amended through an agreement adopted in an Extraordinary Shareholders Meeting, which shall subsequently agree upon the corresponding amendment to the bylaws.  However, there are certain provisions of Chilean law that cannot be waived by the shareholders.

The Chilean securities markets are principally regulated by the SVS under the Securities Market Law and the Chilean Corporations Law.  These two laws provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors.  The Chilean Corporations Law clarifies rules and requirements for establishing publicly-held stock corporations while eliminating government supervision of privately-held companies.  The Securities Market Law establishes requirements for public offerings, stock exchanges and brokers, and outlines disclosure requirements for companies that issue publicly offered securities.

Under Articles 12 and 54 and Title XV of the Securities Market Law, certain information regarding transactions in shares of publicly-held corporations must be reported to the SVS and the Chilean exchanges on which such shares are listed.  Holders of shares of publicly-held corporations are required to report to the SVS and the Chilean exchanges:

(i)        any acquisition or sale of shares that results in the holder’s acquiring or disposing of 10% or more of the corporation’s capital; and

(ii)        any acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of the corporation’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

Persons or entities intending to acquire control of a publicly-held corporation are also required to inform the public in advance through a notice published in a Chilean newspaper, which must disclose the price and conditions of any negotiations.  Prior to such publication, a written communication to such effect must be sent to the SVS and the Chilean exchanges.

Back to Contents

Chilean law does not contain any provision that discriminates against shareholders or prospective shareholders who own a substantial number of shares. However, a special public offering procedure applies should the controller of a company decide to increase its stock in the company, according to which the offer must be made to all shareholders on a pro rata basis in proportion to their respective stock.

Capitalization

Under Chilean law, a corporation “issues” its stock as soon as the shareholders authorize an increase in such corporation’s capital, provided that the minutes of the corresponding shareholders meeting are put into a public deed, and an abstract of said deed is published in the Official Gazette and registered in the Commercial Registry corresponding to the company’s domicile.  In addition, in the case of publicly-held stock corporations, the SVS must authorize the issuance of the new shares and must register them in the Securities Registry. When a shareholder subscribes for shares, the shares are transferred to such shareholder’s name, and the shareholder is treated as a shareholder for all purposes, except receipt of dividends, unless otherwise stipulated in the bylaws of the corporation.  The shareholder becomes eligible to receive dividends once such shareholder has paid for the shares.  If a shareholder does not pay for shares for which such shareholder has subscribed on or prior to the date agreed upon for payment, the corporation is entitled to auction the shares on the stock exchange, and has a cause of action against the shareholder for the difference between the subscription price and the price received at auction.  However, until such shares are sold at auction, the shareholder continues to exercise all the rights of a shareholder (except the right to receive dividends).  Authorized shares which have not been paid for within the period ending three years from the date when the capital increase agreement was made at the shareholders’ meeting, are deemed cancelled under Chilean law and are no longer available for sale by the Chilean corporation.  At that time, the capital of the corporation is automatically reduced to the amount effectively paid within such period.

The Bylaws authorize a single series of common stock, without par value.

Director Requirements

The Bylaws require the board to consist of seven directors.  The entire board is elected every three years.  There is no requirement that a director be a stockholder of Masisa.

The Bylaws of Masisa do not contain any provision regarding a mandatory retirement age for the Company’s directors, nor does Chilean law contain any provision in this respect.

According to Law No. 18.046, a company can only execute transactions wherein one or more directors have material interest, provided that such contracts are previously known and approved by the Board and correspond to an arm’s-length transaction.  Board agreements thereto must be informed in the next shareholders meeting.  For this purpose, the law assumes that a director has an interest in any transaction in which he or she intervenes personally or through his or her spouse or relatives up to second degree (brothers or sisters, parents, grandparents, sons or daughters and grandsons or granddaughters); or through the companies or partnerships in which the director owns more than 10% of their capital; or through the companies or partnerships wherein any of the aforementioned persons is a director, or directly or indirectly own more than 10% of its capital; or if the director acts as attorney-in-fact of the company’s counterpart; or if the director or his or her related parties act as counsel in connection with the transaction.

If the transaction wherein the director has a material interest involves a relevant amount (more than 1% of the company’s equity or in any case more than approximately US$465,800), and the Board considers that it is not possible to determine if it is an arm’s-length transaction, the Board may approve or reject the execution of the transaction, with the abstention of the interested director, or appoint an independent team of evaluators.  The evaluators’ report shall be made available to the shareholders. If shareholders representing at least 5% of the company’s voting stock consider that the transaction is not in the company’s best interest, or if the evaluators’ report differ considerably, they may request that the Board call for an Extraordinary Shareholders Meeting in order to approve or reject the execution of such transaction, in the former case by at least 2/3 of the company’s voting stock.  The related party that intends to carry out the operation with the company must provide to the Board all relevant information pertaining to such operation.

Back to Contents

Any borrowing from the Company by a director is treated under Chilean law as a related party transaction and is subject to the rules set forth above.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Law and the Regulations on Corporations grant certain preemptive rights to shareholders of all Chilean companies.  The Chilean Corporations Law and Regulations on Corporations generally require Chilean companies to offer to shareholders the right to purchase a sufficient number of shares or convertible securities to maintain their existing ownership percentage in the company whenever it issues new shares or convertible securities.

Dividend and Liquidation Rights

In accordance with Chilean law, Masisa must distribute mandatory cash dividends of 30% of its net income calculated in accordance with Chilean GAAP unless otherwise decided by a unanimous vote of the holders of the Shares.  See “Item 3.  Key Information—Dividends” and “Item 8.  Financial Information—Dividends.”

At the option of Masisa, the portion of any dividend which exceeds the mandatory limits established pursuant to Chilean law may be paid in cash, in shares of Masisa or in shares of corporations owned by it.  Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

Those dividends not collected by the shareholders entitled thereto within 5 years as of payment date, must be donated by Masisa to the Chilean Firemen Corps.

In the event of a liquidation of Masisa, the holders of fully paid shares of Common Stock would participate in the assets available after payment of all creditors in proportion to the number of shares held by them.

Shareholders’ Meetings and Voting Rights

The general annual meeting of the shareholders (a “General Annual Shareholders’ Meeting”) of the Company is held during the first fourth months of each year.  Special meetings (an “Extraordinary Shareholders Meeting”) may be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS.  Notice to convene the General Annual Shareholders’ Meeting or a special meeting is given by means of a notice in a newspaper published in Masisa’s corporate domicile (currently Valdivia) or in the Official Gazette in a prescribed manner.  Notice must also be mailed to each shareholder and given to the SVS 15 days in advance of the meeting.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least the absolute majority of the issued voting shares of Masisa; if a quorum is not present at the first meeting, the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented.  However, if a shareholders meeting is called for the purpose of (i) considering a change of organization, merger or division of Masisa, (ii) an amendment to the term of duration or early dissolution, (iii) a change in corporate domicile, (iv) a decrease of corporate capital, (v) approval of capital contributions or assessments of assets other than cash, (vi) modification of the authority reserved to shareholders meetings or limitations on the Board of Directors, (vii) reduction in the number of the Board of Directors, (viii) the sale, transfer or disposition of 50% or more of Masisa’s assets, either including or excluding its corresponding liability, or the formulation or modification of any business plan which contemplates the sale, transfer or disposition of assets in such amount, (ix) the form of distributing corporate benefits, (x) a guaranty by Masisa of liabilities of any third-party other than a subsidiary, in an amount exceeding 50% of Masisa’s total assets, (xi) the purchase by Masisa of its issued stock in accordance with articles 27A and 27B of Law 18,046, (xii) the amendment of any formal defects in the company’s bylaws which may nullify it’s incorporation, or (xiii) other matters as may be set forth in the company’s bylaws, the vote required at such meeting is a two-thirds majority of the issued Common Stock.

Chilean law does not require a publicly-held Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a

Back to Contents

solicitation of proxies.  Under Chilean law, a notice of a shareholders meeting listing the matters to be addressed must be mailed to shareholders not fewer than 15 days prior to the date of a meeting.  In cases of a General Annual Shareholders’ Meeting, an annual report of the company’s activities which includes audited financial statements for the company must also be mailed to shareholders.

The Chilean Corporations Law provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include within the materials dispatched by the board of directors to shareholders, the board’s comments and proposals in relation to the company’s affairs.  Similarly, the Chilean Corporations Law provides that whenever the board of directors of a publicly-held company convenes a general meeting of shareholders and solicits proxies for the meeting, information supporting its decisions or other similar materials, it is obligated to include the pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who request that such comments and proposals be so included.

Only shareholders registered as such with Masisa Chile at least five days prior to the date of a shareholders meeting are entitled to attend and vote their shares.  A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf.  Every shareholder entitled to attend and vote at a shareholders meeting shall have one vote for every share subscribed.

Right of Dissenting Shareholders to Tender Their Shares

The Chilean Corporations Law provides that upon the adoption at an Extraordinary Shareholders Meeting of any of the resolutions enumerated below, dissenting shareholders acquire the right to withdraw from a Chilean company and to compel that company to repurchase their shares, subject to the fulfillment of certain terms and conditions.

“Dissenting” shareholders are defined as those which vote against a resolution which results in the withdrawal right, or if absent at such a meeting, those who state in writing to the company their opposition to the respective resolution.  Dissenting shareholders must perfect their withdrawal rights by tendering their stock to the company within 30 days of the resolution (except in the case of pension fund shareholders as discussed below).

The price paid to a dissenting shareholder of a publicly-held company for such shares is the weighted average of the closing sales prices for the shares as reported on the stock exchanges for the 60-day period preceding the event giving rise to the withdrawal right.

The resolutions that result in a shareholder’s right to withdraw are the following:

a)	The transformation of the company;

b)	The merger of the company;

c)	The disposition of 50% or more of the corporate assets under the terms described in (viii) of Shareholders’ Meetings and Voting Rights;

d)
The creation of preferential rights for a class of shares or an amendment to those already existing; in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

e)	Such other causes as may be established by Chilean law and the company’s bylaws (the Bylaws currently do not establish any instances); and

f)
If a shareholder who acquired 2/3 of the voting stock of the company does not make an offer to buy the shares of the remaining shareholders within 30 days as of such acquisition, then said remaining shareholders may withdraw from the company.

Back to Contents

Material Contracts

The Company entered into a contract to sell its entire ownership interest in GPM and Resinas Concordia to a subsidiary of Georgia Pacific for US$28.9 million on January 17, 2001.  See “Chemical Business” under Item 4.

The Company entered into a management contract with its majority shareholder Forestal Terranova, for the management of Forestal Terranova’s Venezuelan subsidiary, Fibranova C.A. Fibranova produces MDF and particle board. This contract became effective on January 1, 2003.  For more information, see “Related Party Transactions” under Item 7.

Exchange Controls

The Central Bank of Chile, among other things, is responsible for monetary policies and for exchange controls in Chile.  As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile was eliminated and new investments in ADR’s by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile.  According to the new regulations, such investments must be carried out through Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”) and reported to the Central Bank of Chile.  Foreign investments may still be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended, (“Decree-Law 600”) and obtain the benefits of the contract executed under Decree-Law 600.

Notwithstanding these new foreign exchange regulations of the Central Bank and the elimination of Chapter XXVI of the Compendio de Normas de Cambios Internacionales, the ADSs representing shares of Common Stock are the subject of and regulated by a contract dated June 16, 1993 (the “Foreign Investment Contract”) among the Depositary, the Company and the Central Bank, pursuant to Article 47 of the Central Bank Act and the regulations of Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank (“Chapter XXVI”), which addresses the issuance of ADSs by Chilean corporations.  Under the Foreign Investment Contract, investors are granted access to the Formal Exchange Market for the purpose of converting amounts from pesos to dollars and repatriating from Chile amounts received with respect to deposited shares of Common Stock or shares of Common Stock withdrawn from deposit or the surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of Common Stock and rights arising therefrom).  The following is a summary of the material provisions contained in the Foreign Investment Contract.  This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract, a form of which was filed as an exhibit to the Registration Statement on Form F-1 filed by the Company in connection with the 1993 Offerings.

Under Chapter XXVI and the Foreign Investment Contract, the Central Bank agrees to grant the Depositary, on behalf of ADR holders, and to any investor not residing or domiciled in Chile who withdraws shares of Common Stock upon delivery of ADRs (such shares of Common Stock being referred to herein as “Withdrawn Shares”), access to the Formal Exchange Market to convert pesos to dollars (and remit such dollars outside of Chile) in respect of the shares of Common Stock represented by ADSs or Withdrawn Shares, including amounts received as (i) cash dividends and (ii) proceeds from the sale in Chile of Withdrawn Shares, subject to certain formalities.  In addition, the following also benefit from such access: stock dividends; shares originating from the exercise of a right to subscribe to a capital increase or from the transfer of options or preferred rights; capital repayments originating from capital reductions or the liquidation of the Company; and dividends or shares originating from recapitalizations, mergers, liquidations or any other similar transaction.  Investors receiving Withdrawn Shares in exchange for ADRs have the right to redeposit these shares in exchange for ADRs, provided that certain conditions are satisfied.

Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments are conditioned upon certification by Masisa to the Central Bank that a dividend payment has been made and any applicable tax has been withheld.  Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon are conditioned upon receipt by the Central Bank of certification from the Depositary that such shares of Common Stock have been withdrawn in exchange for

Back to Contents

ADRs, as well as a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are re-deposited.

Chapter XXVI and the Foreign Investment Contract provide that a person who brings foreign currency into Chile must convert it into pesos in the Formal Exchange Market on the same date and has five days to invest in shares of Common Stock in order to receive the benefits of the Foreign Investment Contract.  If such person decides within such period not to acquire shares of Common Stock, he can access the Formal Exchange Market to reacquire dollars, provided that the applicable request is presented to the Central Bank within seven days of the initial conversion into pesos.  Shares of Common Stock acquired as described above may be deposited for ADRs and receive the benefits of the Foreign Investment Contract subject to receipt by the Central Bank, within 60 days from the acquisition of the shares, of a certificate from the Depositary that such deposit has been effected and that the related ADRs have been issued, as well as a declaration from the person making such deposit waiving the benefits of the Foreign Investment Contract with respect to the deposited shares of Common Stock.

In August 1997 and May 1998, the Central Bank amended Chapter XXVI in order to clarify that shares of Common Stock acquired by the Depositary upon the exercise of preemptive rights are also subject to the Foreign Investment Contract.  If the Depositary or any shareholder transfers all or part of its preemptive rights to investors not residing or domiciled in Chile, the shares of Common Stock acquired by such investors upon the exercise of their preemptive rights will also be subject to the Foreign Investment Contract.  For these purposes, an amendment of the Foreign Investment Contract must be executed among the Central Bank, the Company and the Depositary during the preemptive rights option period, prior to the entry into Chile of the required foreign currency.  Pursuant to the amendment of the Foreign Investment Contract, the current issuance of ADSs, together with those ADSs issued as a result of the exercise of the preferred preemptive rights, shall all be governed by the rules stated in Chapter XXVI as from the date of the amendment of the Foreign Investment Contract.

In addition, the Central Bank stated that those shares of Common Stock issued as a result of a capital increase that were not acquired during the preemptive rights option period nor during an international offering authorized by the Central Bank may be directly acquired by the ADR holders or investors not residing or domiciled in Chile, whether through the Company or in a Chilean stock exchange transaction.  On July 3, 1995 and June 26, 1998, the Central Bank changed the regulations applicable to persons bringing foreign currency into Chile for the purpose of acquiring pesos to purchase securities.  Under such regulations, those persons were required to either (i) establish a non-interest bearing deposit with the Central Bank for a one-year term in an amount equal to 10% of the foreign currency brought into Chile (until June 26, 1998, the percentage required to be deposited was 30%) or (ii) pay a charge to the Central Bank at the time the foreign currency is converted into pesos in an amount equal to the interest on such deposit at the rate of 12-month LIBOR plus 4% for one year (the “Mandatory Deposit Requirement” or “Encaje”).  On October 23 and December 5, 1996, the Central Bank further amended these regulations by establishing certain exemptions not applicable to ADR holders.  On September 16, 1998, the Central Bank further amended the above regulations by reducing the Encaje to 0% and, on April 19, 2001 the Central Bank eliminated the Encaje on foreign currency brought into Chile for the purpose of purchasing shares of capital stock of a Chilean issuer, regardless if the issuer is or is not party to a Foreign Investment Contract.

Access to the Formal Exchange Market under any of the circumstances described above is not automatic.  Pursuant to Chapter XXVI, such access requires Central Bank approval based on a request therefor presented through a banking institution established in Chile.  The Foreign Investment Contract provides that if the Central Bank has not acted on such request within seven banking days, the request will be deemed approved.

Under current Chilean law, the Foreign Investment Contract cannot be changed unilaterally by the Central Bank.  No assurance can be given, however, that additional Chilean restrictions applicable to the holders of ADRs, the disposition of underlying shares of Common Stock or the repatriation of the proceeds from such disposition could not be imposed in the future, nor can there be any assessment of the duration or impact of such restrictions if imposed.

The Central Bank Act has liberalized the rules that govern the ability to buy and sell foreign exchange.  Prior to 1989, the law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank.  The Central Bank Act now provides that the Central Bank is empowered to determine that certain purchases and sales of foreign exchange specified by law must be carried out in the Formal Exchange Market.  The Formal Exchange Market is formed by the banks and other entities authorized by the Central Bank to

Back to Contents

participate.  All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market.

For the purposes of the operation of the Formal Exchange Market, the Central Bank sets a dólar acuerdo or reference exchange rate (the “Reference Exchange Rate”).  The Reference Exchange Rate is reset daily by the Central Bank, taking internal and external inflation into account, and adjusted daily to reflect variations in parities among the U.S. dollar, the Japanese yen and the Euro.  Under current Central Bank exchange policy, participants in the Formal Exchange Market trade U.S. dollars freely, while the Central Bank may, under certain circumstances, sell or buy dollars in order to control exchange rate volatility. The daily Observed Exchange Rate is the average rate at which banks conduct authorized transactions the day before its publication.

Purchases and sales of foreign exchange that can be conducted outside the Formal Exchange Market are carried out in the Mercado Cambiario Informal (the “Informal Exchange Market”).  The Informal Exchange Market and its predecessor, the “unofficial market,” reflect the supply and demand for pesos.  For the last two years, rates in the Formal and Informal Exchange Markets have varied within a narrow band.  On November 16, 1999, the Central Bank authorized the purchase of foreign currency in the Informal Exchange Market within 5 banking days following the sale of the shares in a stock exchange market, but its remittance abroad may be done only through the Formal Exchange Market.  This requirement of remitting abroad through the Formal Exchange Market has been maintained primarily for statistical purposes of the Central Bank, even after the enactment of the April 19, 2001 new regulatory regime.

Taxation

The following discussion contains a description of the principal Chilean and U.S. federal tax considerations relevant to the purchase, ownership and disposition of Common Stock or ADSs.

The discussion summarizes the principal Chilean income tax consequences of the acquisition, ownership and disposition of Common Stock or ADSs to an individual holder who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “Foreign Holder”).  For Chilean taxation purposes, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or a total of more than six months, whether consecutive or not, in two consecutive tax years.

The discussion also summarizes the principal U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of Common Stock or ADSs to a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect to Common Stock or ADSs (a “U.S. Holder”), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Common Stock or ADSs.  In particular, the discussion is directed only to U.S. Holders that hold Common Stock or ADSs as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of a U.S. Holder that owns 10% or more of the voting shares (including Common Stock and ADSs) of the Company.  Additionally, the summary does not address the U.S. federal tax considerations relevant to investors that are subject to special tax rules, such as banks, dealers in securities and currencies, traders in securities electing to mark to market, tax-exempt entities, insurance companies and persons that will hold Common Stock or ADSs as a position in a “straddle” or conversion transaction or as part of a “synthetic security” or other integrated financial transaction.

The discussion is based upon the tax laws of Chile and the United States as in effect on the date of this Annual Report (including applicable regulations, rulings and court decisions, and including ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service), which are subject to change.  Under Chilean law, provisions contained in such statutes such as tax rates applicable to Foreign Holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute.  In addition, Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law.  Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively.  There is no income tax treaty in force between Chile and the United States.

Back to Contents

In general, for U.S. federal income tax purposes, ADR holders evidencing ADSs will be treated as the owners of the Common Stock represented by those ADSs.

The discussion of Chilean and United States tax considerations is only intended to provide a general description of the principal relevant factors.  The discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation.  Holders of Common Stock or ADSs should consult their own tax advisers as to the Chilean, U.S. or other tax consequences of the purchase, ownership and disposition of Common Stock or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Taxation of Dividends

Chilean Tax Considerations.  Cash dividends paid by the Company with respect to the Common Stock or ADSs held by Foreign Holders will be subject to a Chilean withholding tax at a rate of 35%, which is withheld and paid over to the Chilean tax authorities by the Company (the “Withholding Tax”).  A credit against the Withholding Tax is available based on the amount of corporate income tax actually paid by the Company on the income to be distributed (the “First Category Tax”).

When the First Category Tax credit is available it does not reduce the Withholding Tax on a dollar-for-dollar basis because it also increases the base on which the Withholding Tax is imposed.  In addition, if the Company distributes less than all of its distributable income, the credit for First Category Tax paid by the Company is proportionately reduced.

The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 15% and a distribution of 100% of the net income of the Company distributable after payment of the First Category Tax.

Company taxable income	100
First Category Tax (15% of Ch$100)	(15)
Net distributable income	85
Dividend distributed by the Company	85
Additional Tax (35% of the sum of Ch$85 plus Ch$15 First Category Tax paid)	(35)
Credit for First Category Tax	15
Net Additional Tax withheld	(20)
Net dividend received	65
Effective dividend withholding tax rate	20/85 = 23.5%

For purposes of determining the level of the First Category Tax that has been paid by the Company, dividends under Chilean income tax law are assumed to have been paid out of the Company’s oldest retained profits. The Company’s retained profits as of December 31, 2001, have paid different First Category Tax rates ranging from 0% to 16%.  For more details see Note 17(i) to the Consolidated Financial Statements.

Dividend distributions made in property (other than shares of Common Stock) will be subject to the same Chilean tax rules as cash dividends.  Stock dividends are not subject to Chilean taxation upon distribution.  The exercise of preemptive rights relating to Common Stock will not be subject to Chilean taxation.  Gains from the sale of preemptive rights relating to Common Stock will be subject to both the First Category Tax and the Withholding Tax (subject to the credits outlined above).

U.S. Tax Considerations.  The gross amount of cash distributions with respect to the Common Stock or ADSs, to the extent paid out of current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles), including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be included as a dividend in the gross income of a U.S. Holder as ordinary income when the dividends are received by the Depositary or the holder, as the case may be.  Such distributions will not be eligible for the dividends-received deduction allowed to corporations under the Internal Revenue Code of 1986, as amended (the “Code”).  Dividends paid in Chilean pesos will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the Depositary or the holder, as the case may be.  U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos

Back to Contents

received that are converted into U.S. dollars on a date subsequent to receipt.  The Chilean Withholding Tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to generally applicable limitations and conditions under the Code, to credit against its U.S. federal income tax liability.  Dividends generally will constitute foreign source “passive income” or “financial services income” for U.S. tax purposes.  Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. Holder’s expected economic profit is insubstantial.  U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

Distributions of additional shares to holders with respect to the ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

A holder of Common Stock or ADSs that is, with respect to the United States, a foreign corporation or a nonresident alien individual (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on Common Stock or ADSs, unless such income is effectively connected with the conduct by the holder of a trade or business in the United States.

Taxation of Capital Gains

Chilean Tax Considerations.  Gains realized on the sale, exchange or other disposition by a Foreign Holder of the ADSs (or ADRs evidencing ADSs) will not be subject to any Chilean taxes, provided that such sale, exchange or other disposition occurs outside Chile.  The deposit and withdrawal of Common Stock in exchange for ADRs is not subject to any Chilean taxes.

The tax basis of shares of Common Stock received in exchange for ADSs will be the acquisition value of the shares adjusted to the CPI variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the Deposit Agreement, which values shares of Common Stock that are being exchanged at the highest reported sales price at which they trade on the Santiago Stock Exchange on the date of the exchange, will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into Common Stock and the immediate sale of such Common Stock for the value established under the Deposit Agreement will not generate a capital gain subject to taxation in Chile.

Gain recognized on a sale or exchange of Common Stock (as distinguished from a sale or exchange of ADSs representing such Common Stock) held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either (i) the Foreign Holder has held Common Stock for less than one year since exchanging the ADSs for such Common Stock, (ii) the Foreign Holder acquired and disposed of the Common Stock in the ordinary course of its business or as a regular trader of shares, or (iii) the sale is made to a related entity.  In all other cases, gain on the disposition of Common Stock will be subject only to the First Category Tax currently imposed at a rate of 16.5%.

Pursuant to Law No. 19,753 dated September 9, 2001, the First Category tax rate has been increased to 16% for the fiscal year 2002, 16,5% for the fiscal year 2003 and 17% for the fiscal year 2004 onwards.

In certain cases, capital gains made on the sale of  highly traded stock of Chilean public companies traded at a stock exchange may not be subject to First Category and/or Withholding Tax.

U.S. Tax Considerations.  Gains or losses realized by a U.S. Holder on the sale, exchange or other disposition of Common Stock or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between such Holder’s adjusted basis in the Common Stock or the ADSs and the amount realized on the disposition.  Any such gains or losses generally will be long-term capital gains or losses if the U.S. Holder has held the Common Stock or ADSs for more than one year at the time of disposition.  Long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax.

Chilean taxes imposed on a sale or other disposition of Common Stock or ADSs, net of any refund available to the U.S. Holder, generally will be treated as foreign income taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Gain realized by a U.S. Holder on a sale or other disposition of Common Stock or ADSs generally will be treated as U.S. source income.  Since a U.S. Holder generally may not use a foreign

Back to Contents

tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of Common Stock (which, unlike a disposition of ADSs, would be taxable in Chile), such a U.S. Holder generally will not be able to utilize foreign tax credits in respect of Chilean tax imposed on such a disposition unless such holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in and disposition of the Shares.

Deposits and withdrawals of Common Stock by U.S. Holders in exchange for ADRs will not result in the realization of gains or losses for U.S. federal income tax purposes.

A Non-U.S. Holder of Common Stock or ADSs will not be subject to U.S. federal income or withholding tax on gains realized on the sale of Common Stock or ADSs, unless (i) such gains are effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gains realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Other Chilean Taxes

There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes generally will apply to transfers from inheritance, gifts or successions if the transferor acquired the ADSs with Chilean-source resources.  There are no Chilean stamp, issue, registration or similar taxes or duties payable by holders of Common Stock or ADSs.

Withholding Tax Certificates

Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First Category Tax).

Item 10.  Additional Information.

Documents on Display

Masisa S.A. is subject to the information requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, and accordingly Masisa S.A. files or furnishes reports, information statements and other information with the U.S. Securities and Exchange Commission.  These reports and other information filed by Masisa S.A. can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the U. S. Securities and Exchange Commission’s Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.  These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Masisa S.A.’s SEC filings and submissions are also available from commercial retrieval services and, with respect to filings and submissions made after November 2002, may be obtained over the Internet at the website maintained by the SEC at www.sec.gov.  As a foreign private issuer, Masisa S.A. was not required to make filings with the SEC by electronic means prior to November 2002.

As a foreign private issuer, Masisa S.A. is exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may require Masisa S.A. to solicit proxies from its shareholders under some circumstances.

Back to Contents

Item 11.  Quantitative and Qualitative Disclosure About Market Risk

Qualitative Disclosure

Market risk generally represents the risk that losses may occur in the values of financial instruments from fluctuations in interest rates, foreign currency exchange rates and commodity prices.  The Company is exposed to market risk in the normal course of its business due to its use of certain financial instruments and transactions in various foreign currencies.

Based on current market conditions, the Company’s Chief Executive Officer and Chief Financial Officer, from time to time, establish policies for new loans, time deposits, marketable securities and securities with resale agreements and policies for entering into derivative instruments.  Depending on the amount of each transaction, the Board of Directors may approve these transactions prior to their execution.

New long-term loans for financing new investments, or refinancing existing long-term loans, must be approved by the Company’s Board of Directors.  In each country where the Company has operations, management can incur new short-term loans to finance working capital needs in the normal course of business.  The Board of Directors, in its meetings, is informed of these loans, and in certain cases, must approve these loans.

Intercompany loans between Masisa and its subsidiaries, or within its subsidiaries, are settled with fixed interest rates, on a case by case basis.

The Company’s Chief Executive Officer and Chief Financial Officer from time to time establish policies to manage the Company’s financial risk.  Hedging interest rate exposure through the use of swaps and options and hedging foreign exchange exposure through the use of forward contracts is specifically considered for purposes of managing such risks.  Derivative instruments, such as swaps, forwards, options or futures, which are based directly or indirectly upon interest rates and currencies, may be used by the Company to manage and reduce the risk inherent in currency and interest rate fluctuations.

The Company does not utilize derivative instruments for speculative purposes. Derivative instruments utilized by the Company are transaction-specific so that a specific debt instrument or contract determines the amount, maturity and other terms of the hedge.

Back to Contents

Quantitative Disclosure

Interest Rate Risk

The Company’s primary interest rate risk exposures arise from its U.S. dollar long-term fixed rate bond liabilities and other variable long-term liabilities.  The following table provides information as of December 31, 2002 about the Company’s interest-earning assets and liabilities, including its long-term debt and its private placement with U.S. insurance companies and other institutional investors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates:

(Amounts in million of Ch$)	2003	2004	2005	2006	2007	Thereafter	Total	Estimated fair Market Value

INTEREST EARNING ASSETS
US$ denominated fixed rate (long-term)
Time deposits		60,723	37,744	5,748			104,215	104,215
Weighted average interest rate		9.00%	11.03%	10.90%
Reais denominated
Time deposits	229						229	229
Weighted average interest rate	11.5%
INTEREST BEARING LIABILITIES
Short and Long-term debt
Fixed Rate
US$ denominated Bank and other debt	28,125	62,169	39,171	7,176			136,641	137,157
Weighted average interest rate	3.26%	10.09%	11.11%	8.75%
Variable Rate
US$ denominated Bank	7,755	18,641	22,342	23,420	9,264		81,422	81,729
Weighted average interest rate	2.49%	2.71%	2.81%	2.84%	3.25%
Ch$ denominated Bank
Weighted average interest rate
Other foreign currencies	863						863	863
Weighted average interest rate	2.8%

Back to Contents

Foreign Currency Risk

The Company is subject to foreign currency exchange rate risks associated with transactions in financial instruments. The following table summarizes the financial instruments, denominated in the stated non-Chilean currencies, held by the Company as of December 31, 2002, based upon their respective contractual maturity dates:

(Amounts in million of Ch$)	2003	2004	2005	2006	2007	Thereafter	Total	Estimated fair Market Value

ASSETS
US$ denominated fixed rate (long - term)
Time Deposits		60,723	37,744	5,748			104,215	104,215
Weighted average interest rate		9.0%	11.03%	10.90%
Reais denominated fixed rate
Time Deposits and Marketable Securities	229						229	229
Weihted average interest rate	11.5%
LIABILIITIES
Short - term liabilities - Long- term debt
US$ denominated	35,880	80,810	61,513	30,596	9,264		218,063	218,886
Weighted average interest rate	3.09%	8.39%	8.09%	4.23%	3.25%
Other foreign currencies
Weihted average interest rate	863						863	863
	2.8%
Derivative contracts
Forward foreign currency exchange contracts
Receive Reais / Pay US$
Notional amount	10,012						10,012	10,012
Average contractual exchange rate
Interest rate swaps
Notional amount	12,864						12,864	12,864
Average contractual exchange rate

For additional information regarding the foreign currency risk, including as it relates to trade receivables and payables and fixed assets, see Note 5 to the Consolidated Financial Statements.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

Item 13.  Default, Dividend Arrearages and Delinquencies

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Back to Contents

Item 15.  Controls and Procedures

Within 90 days prior to the filing date of this report (the “Evaluation Date”), the Company’s Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company’s “disclosure controls and procedures” (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934). Based on that evaluation, these officers have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to ensure that material information relating to the Company and the Company’s consolidated subsidiaries would be made known to them by others within those entities.

Changes in Internal Controls

There were no significant changes in the Company’s internal controls or, to the Company’s knowledge, in other factors that could significantly affect the Company’s internal controls subsequent to the Evaluation Date. There were no significant deficiencies or material weaknesses in the Company’s internal controls and as a result, no corrective actions were required or undertaken.

Item 16.  Reserved

Back to Contents

PART IV

Item 17.  Financial Statements

The Company’s financial statements have been prepared in accordance with Item 18.

Item 18.  Financial Statements

See pages F-1 through F-54, incorporated herein by reference.  The following is an index to the financial statements:

Back to Contents

Item 19.  Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit No.	Description

1.1
Bylaws (estatutos sociales) of Masisa S.A., together with an English translation (previously filed with the Securities and Exchange Commission as Exhibit 1.1 on Form 20-F dated June 29, 2001 and incorporated by reference herein).

2.1
Form of Deposit Agreement among the Company, Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of the Depositary Receipt (incorporated by reference to the statement on Form F-6, Registration No. 33-63154, filed by Masisa S.A. on May 21, 1993).

8.1	List of subsidiaries of the Company.

12.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under Section 18 of the Securities Exchange Act of 1934).

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    June 30, 2003

MASISA S.A.

By:	/s/ CARLOS MARÍN
Carlos Marín
Chief Financial Officer

Back to Contents

Annual Certifications
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Carlos Marín, certify that:

1.  I have reviewed this annual report of Form 20-F of Masisa S.A.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ CARLOS MARÍN
Carlos Marín
Chief Financial Officer

Back to Contents

Annual Certifications
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Eduardo Vial, certify that:

1.  I have reviewed this annual report of Form 20-F of Masisa S.A.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.  The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

/s/ EDUARDO VIAL
Eduardo Vial
Chief Executive Officer

Back to Contents

MASISA S.A.

Consolidated financial statements

December 31, 2002

CONTENTS

Report of independent accountants
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
MUS$	-	Millions of United States dollars
ThRe$	-	Thousands of Brazilian Reais
ThPa$	-	Thousands of Argentine Pesos
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month’s inflation rate.

Back to Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
MASISA S.A.

1
We have audited the accompanying consolidated balance sheets of MASISA S.A. and its subsidiaries (the “Company”) as of December 31, 2001 and 2002 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2002, all expressed in thousands of constant Chilean pesos.  These financial statements are the responsibility of the management of the Company.  Our responsibility is to express an opinion on these financial statements based on our audits.

2
We conducted our audits in accordance with auditing standards generally accepted in both Chile and the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

3
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MASISA S.A. and its subsidiaries as of December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Chile.

4
Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America and as allowed by Item 18 to Form 20-F.  The application of the latter would have affected the determination of consolidated net income expressed in constant Chilean pesos for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity, also expressed in constant Chilean pesos, as of December 31, 2001 and 2002 to the extent summarized in Note 24 to the consolidated financial statements.

Santiago, Chile
February 7, 2003

Back to Contents

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

	At December 31,
	2001	2002

	ThCh$	ThCh$
ASSETS
CURRENTS ASSETS
Cash	5,223,149	1,376,788
Time deposits	9,806,026	3,615,399
Accounts receivable (Note 4)	36,784,784	39,972,375
Notes and accounts receivable from related companies (Note 19)	4,220,540	1,543,677
Inventories (Note 6)	30,917,938	46,117,880
Recoverable taxes (Note 15 b)	3,415,370	5,775,975
Other current assets (Note 7)	1,548,719	1,074,277

Total current assets	91,916,526	99,476,371

PROPERTY, PLANT AND EQUIPMENT (net) (Note 9)	404,665,771	446,157,129

OTHER ASSETS
Investments in related companies (Note 10)	269,570	125,546
Goodwill and negative goodwill, net (Note 11)	1,214,540	(410,751)
Long-term receivables	1,318,566	1,052,943
Notes and accounts receivable from related companies (Note 19)	2,037,685	2,174,353
Other assets (Note 12)	95,277,123	107,357,153

Total other assets	100,117,484	110,299,244

Total assets	596,699,781	655,932,744

	At December 31,
	2001	2002

	ThCh$	ThCh$
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans (Note 13)	17,571,279	23,055,791
Current portion of long-term bank loans (Note 14 a)	7,631,452	12,824,167
Other long-term liabilities due within one year (Note 14 b)	2,090,003	18,731,867
Dividends payable	106,523	114,943
Accounts payable	14,659,267	14,630,642
Notes and accounts payable to related companies (Note 19)	109,962	559,785
Accrued liabilities (Note 16)	5,777,181	3,130,680
Withholdings payable	979,682	1,393,394
Other current liabilities	41,708	9,844

Total current liabilities	48,967,057	74,451,113

LONG-TERM LIABILITIES
Long-term bank loans (Note 14 a)	151,654,129	182,183,744
Deferred income taxes (Note 15 c)	5,175,944	5,693,344
Other long-term liabilities (Note 14 b)	50,845,727	37,074,282

Total long-term liabilities	207,675,800	224,951,370

MINORITY INTEREST (Note 22)	42,854,497	43,707,456

COMMITMENTS AND CONTINGENCIES (Note 18)
SHAREHOLDERS’ EQUITY (Note 17)
Common stock (928,514,743 shares in 2002 and 2001, authorized and outstanding with no par value)	170,326,091	170,326,091
Reserves	23,008,720	34,487,127
Retained earnings	103,867,616	108,009,587

Total shareholders’ equity	297,202,427	312,822,805

Total liabilities and shareholders’ equity	596,699,781	655,932,744

The accompanying Notes 1 to 24 form an integral part of these consolidated financial statements.

Back to Contents

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

	For the years ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
OPERATING RESULTS
Net sales	118,344,708	159,341,295	161,983,197
Cost of sales	(72,451,892)	(105,484,143)	(119,304,714)

Gross margin	45,892,816	53,857,152	42,678,483
Selling and administrative expenses	(17,989,012)	(24,748,567)	(21,246,064)

Operating income	27,903,804	29,108,585	21,432,419

NON-OPERATING RESULTS
Non-operating income (Note 20)	7,302,295	18,739,874	13,748,244
Non-operating expenses (Note 21)	(11,754,467)	(25,531,828)	(16,897,077)
Price-level restatement (Note 24 a)	(511,885)	(2,440,813)	(3,752,261)

Non-operating results	(4,964,057)	(9,232,767)	(6,901,094)

Income before income taxes and minority interest	22,939,747	19,875,818	14,531,325
Income taxes (Note 15 a)	(4,759,144)	412,426	(5,054,281)

Income before minority interest	18,180,603	20,288,244	9,477,044
Minority interest	(185,430)	869,199	999,835

NET INCOME	17,995,173	21,157,443	10,476,879

The accompanying Notes 1 to 24 form an integral part of these consolidated financial statements.

Back to Contents

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

	For the years ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	17,995,173	21,157,443	10,476,879
Charges (credits) to income which do not represent movement of funds:
Depreciation	10,871,146	14,786,302	17,265,206
Amortization of intangibles and goodwill	199,583	967,460	190,387
Write-offs and provisions	2,893,129	9,892,579	403,985
Provision for deferred income taxes	575,525	(3,390,693)	1,163,933
Equity in losses (earnings) of equity method investments	182,988	99,423	(11,389)
Gain on sale of shares of subsidiaries and investments	(497,993)	(9,367,029)	—
Price-level restatement	511,885	2,440,813	3,752,261
Minority interest	185,430	(869,199)	(999,835)
Other	(656,035)	(44,973)	13,583
Changes in assets that affect the movement of cash flows:
Increase in trade accounts receivable	(2,573,758)	(790,265)	(2,721,890)
(Increase) in inventories	(1,152,970)	(6,224,600)	(16,722,199)
(Increase) decrease in other assets	830,152	(4,686,824)	(7,313,602)
Changes in liabilities that affect the movement of cash flows:
(Decrease) increase in accounts payable	951,382	15,527,684	(1,300,144)
Increase in other accounts payable	2,260,685	3,179,860	2,483,787
Increase (decrease) in Value-added tax recoverable and other taxes	4,641,275	(3,102,944)	(3,423,659)

Net cash provided by operating activities	37,217,597	39,575,037	3,257,303

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	614,903	94,478	34,098
Proceeds from sale of subsidiaries and investments	5,077,871	18,064,133	—
Purchase of property, plant and equipment	(57,006,339)	(81,398,489)	(35,588,207)
Acquisition of subsidiary, net cash acquired	(24,241,735)	—	—
Investment in related company	—	(2,990,889)	(2,160)
Long-term receivables	—		—
Investment in time deposits	(34,113,864)	(35,423,426)	(5,748,880)
Increase in accounts receivable from related companies	(2,681,954)	—
Other investing activities	—	21,323,709	60,721

Net cash used in investing activities	(112,351,118)	(80,330,484)	(41,244,428)

Back to Contents

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Restated for general price-level changes and expressed in thousands of constant Chilean pesos of December 31, 2002

	For the years ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
CASH FLOW FROM FINANCING ACTIVITIES
Capital increase	110	26,318,731	—
Dividends paid	(5,159,272)	(8,029,299)	(6,179,436)
Borrowings from banks and others	88,113,225	161,382,651	58,558,621
Payment of loans from related companies	(7,724,686)	—	—
Payment of loans	(8,540,124)	(139,817,749)	(28,151,234)
Other financing activities	—	—	309,611

Net cash provided by financing activities	66,689,253	39,854,334	24,537,562

INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(1,501,534)	(1,234,487)	2,254,205

NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,945,802)	(2,135,600)	(11,195,358)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,881,998	14,936,196	12,800,596

CASH AND CASH EQUIVALENTS AT END OF YEAR	14,936,196	12,800,596	1,605,238

Supplemental disclosure of cash flow information:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Cash paid during the year for:
Interest (net of amount capitalized)	5,605,636	7,889,242	10,564,835
Income taxes	1,826,217	4,175,943	6,251,059
Acquisition of subsidiary:
Current assets, excluding cash acquired	10,072,164	—	—
Non current assets	27,992,252	—	—
Current liabilities	(14,692,858)	—	—
Deferred income taxes	(100,376)	—	—
Non current liabilities	(35,332)	—	—
Net assets acquired in excess of purchase price	1,005,885	—	—

Net cash used in acquisition	24,241,735	—	—

The accompanying Notes 1 to 24 form an integral part of these consolidated financial statements.

Back to Contents

MASISA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Restated for price-level changes and expressed in thousands of constant
Chilean pesos of December 31, 2002

NOTE 1 - THE COMPANY

MASISA S.A. (“Masisa” and together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose stocks are quoted on the Chilean stock exchanges and whose American Depository Receipts are traded on the New York Stock Exchange.  It is regulated by the Superintendency of Securities and Insurance in Chile and the Securities and Exchange Commission in the United States of America.  The Company manufactures particle board, medium density fiberboards (MDF), Oriented Strand Boards (OSB) and wood doors for residential and commercial applications.  The Company sells its products mainly in Chile, Mexico, Argentina and Brazil.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation of consolidated financial statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the accounting regulations of the Chilean Superintendency of Securities and Insurance.  Where differences exist between the standards of the Superintendency of Securities and Insurance and the Chilean Institute of Accountants, the standards of the former will prevail.  The consolidated financial statements include the accounts of Masisa and the following subsidiaries which it controls:

		Ownership at December 31,
Company	Business	2001	2002

		%	%
Masisa Argentina S.A.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Overseas Ltd.	Investments	100.0000	100.0000
Masisa Inversiones Ltda.	Investments	100.0000	100.0000
Inversiones Coronel Ltda.	Investments	100.0000	100.0000
Masisa do Brasil Ltda.	Production of wood products and forestry by-products	100.0000	100.0000
Masisa Cabrero S.A. (1)	Production of wood products and forestry by-products	100.0000	100.0000
Forestal Tornagaleones S.A. and subsidiaries (2)	Forestry	53.9956	60.4492
Maderas y Sintéticos del Perú S.A.C. (3)	Sales of wood products	99.9011	99.9011
C y D Agrofruta Ltda. (4)	Investments	100.0000	100.0000
Maderas y Sintéticos Servicios S.A. de C.V. (5)	Services	100.0000	100.0000
Maderas y Sintéticos México S.A. de C.V. (5)	Sales of products	100.0000	100.0000
Masisa Partes y Piezas Ltda. (6)	Production of wood products	—	100.0000
Masisa Ecuador S.A. (7)	Sales of wood products	—	100.0000

(1)	On August 22, 2001, the Company purchased the remaining 7.39% of the outstanding shares of Masisa Cabrero S.A.

Back to Contents

(2)	On June 27, 2002 the Company made a capital infusion of ThCh$5,142,995 in its subsidiary Forestal Tornagaleones S.A (“Tornagaleones”), which increased its ownership by 6.45%.

Effective January 1, 2001, Tornagaleones and its subsidiaries were incorporated in the financial statement consolidation as restrictions relative to the control of the above subsidiary’s operations expired during the period.

Until December 31, 2000 the Company did not consolidate Tornagaleones, despite its 54% ownership, based on authorization received from the Superintendency of Securities and Insurance in 1997. An agreement with the minority shareholder, which expired in 2001, established joint control over Tornagaleones.  Accordingly, the investment in Tornagaleones was accounted under the equity method of accounting prior to January 1, 2001.

(3)	The Company did not consolidate Maderas y Sintéticos del Perú S.A.C. as it was in the development stage at December 31, 2000 and 1999.

On January 1, 2001, Maderas y Sintéticos del Perú S.A.C. began operation, which consisted of product trading.  Therefore as of December 31, 2001 its financial statements have been included in the consolidation of Masisa S.A. and subsidiaries.

(4)	On November 19, 2001, the Company purchased 100% of the equity of C y D Agrofruta Ltda.

(5)	On August 23, 2001, the Company incorporated these subsidiaries and there were no operations in 2001. Operations began in 2002.

(6)	On June 26, 2002, the Company incorporated and initiated operations of this subsidiary.

(7)	On October 23, 2002, the Company incorporated and initiated operations of this subsidiary.

All significant balances and transactions among the companies have been eliminated in consolidation, as well as unrealized gains or losses arising from such transactions.  The participation of minority shareholders in subsidiaries has been given effect in the consolidated financial statements under Minority interest.

b)	Price-level restatements

The consolidated financial statements, which are expressed in Chilean pesos, have been restated to reflect the effects of variations in the purchasing power of the local currency during each year.  For this purpose, and in accordance with current Chilean regulations, non-monetary assets, liabilities and equity accounts and the income and expense accounts have been restated in terms of year-end constant pesos, unless not required by Technical Bulletin No. 64 (see Note 2 n)).  The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of monetary assets and liabilities exposed to the effects of inflation.

In accordance with Chilean tax regulations and accounting practices, the restatements were calculated based on the official Consumer Price Index of the National Institute of Statistics, which was 4.7%, 3.1% and 3.0% for the years ended November 30, 2000, 2001 and 2002, respectively.  This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile. For comparative purposes, the consolidated financial statements for the year ended December 31, 2000 and as of and for the year ended December 31, 2001 and amounts disclosed in the related footnotes have been restated in terms of Chilean pesos of December 31, 2002 purchasing power.

Back to Contents

The above-mentioned price-level restatements do not purport to present appraised or replacement values and are only intended to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

c)	Assets and liabilities in foreign currency and indexed units

Assets and liabilities in foreign currency included in the consolidated balance sheet and detailed in Note 5 have been translated into Chilean pesos at the Observed Exchange Rates determined by the Central Bank of Chile in effect at each year end (historical rates of Ch$573.65. per US$1 in 2000, Ch$654.79 per US$1 in 2001 and Ch$718.61 per US$1 in 2002).  Transaction gains and losses are recorded in income.

Certain assets and liabilities are denominated in index-linked Unidades de Fomento units (“UF”).  Each UF was equivalent to Ch$15,769.92 at December 31, 2000, Ch$16,262.66 at December 31, 2001 and Ch$16,744.12 at December 31, 2002.

d)	Time deposits and marketable securities

Time deposits are recorded at cost plus accrued interest and price-level restatements at each year end.

Marketable securities are comprised of shares in money market mutual funds which are stated at quoted values at the end of each year.

e)	Allowance for doubtful accounts

The Company has recorded allowances to cover the possible non-collection of accounts receivable, which are shown as a deduction from accounts receivable.  These allowances are established at 1% of receivables from Chilean customers plus additional allowances for specific customer where collection is doubtful.

f)	Inventories

Inventories are valued at the lower of price-level restated production or acquisition cost, including indirect manufacturing costs, and market value.  Costs are removed from inventories using the average cost method.  Reserves for obsolete inventories are recorded to cover inherent losses as a result of obsolescence.

As of December 31 of each year, inventory of forests and plantation in exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets.

g)	Other current assets

Prepaid expenses are stated at cost plus price-level restatements.  Prepaid expenses include current deferred income taxes that are recorded as described in Note 2 k).

Back to Contents

h)	Property, plant and equipment

Property, plant and equipment, except timber resources, are stated at cost, which includes capitalized interest and price-level restatements. Depreciation for each year is calculated by the straight-line method based on the estimated useful life of each asset.

Financing costs of projects requiring major investments in long-term construction and those incurred from financing of specific projects are capitalized and amortized over the estimated useful lives of the related assets.

Other fixed assets include spare parts inventories without significant turnover within a one-year period that are valued as described in Note 2 f).  Those items with significant relative value are depreciated in the same period of time as the asset with which they are associated, while those items with frequent use are charged to cost of production when used.

In the case of Tornagaleones, tree development costs and forest maintenance costs are capitalized as incurred and such costs are adjusted for price-level restatements.  However, at December 31 of each year, timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.  The carrying values of the forests are allocated to Inventories on a unit-of-production basis when cut and to Cost of sales when sold.

As a result of the above accounting treatment, Tornagaleones records timber resources at appraisal value prior to cutting, and records them in Cost of sales when the timber is cut and sold.

Timber resources include financing costs during the planting and growth period.

Assets purchased under financing leases are recorded at the current value of the contract, calculated by discounting the installment payments and the purchase option at the interest rate established in the related contract.  The related obligation is presented in short and long-term liabilities, net of accrued interest.

Assets to be disposed of at year-end have been recorded under Other assets at fair value based on an independent appraisal.

i)	Investments in affiliated companies

Investments in affiliated companies are recorded under the equity method when they represent a non-controlling ownership interest in excess of 10% of the investee.  Accordingly, the Company’s proportional share in the net income of the investee is recognized in the consolidated statement of income on an accrual basis, after eliminating any unrealized profits from transactions with affiliated companies.

j)	Goodwill

The difference between the cost and net book value of an acquired company or an investment in an affiliated company at the acquisition date is recorded as goodwill (positive or negative) and then amortized to income over periods of ten to twenty years.

Back to Contents

k)	Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation.

As from January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the Superintendency of Securities an Insurance.  The effects of deferred income taxes at January 1, 2000 that were not previously recorded are recognized in income beginning in 2001 as the temporary differences are reversed.

l)	Revenue recognition

Revenues are recognized when products are shipped.  Revenues which the Company has billed and collected in advance are deferred until the related products are shipped.

m)	Employee vacations

Vacations are accrued as a liability when earned by employees.

n)	Translation of foreign currency financial statements

The investments in subsidiaries located outside of Chile are recorded in accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants.

In accordance with Technical Bulletin No. 64, the financial statements of investees in foreign countries that are subject to significant risks, restrictions or inflation/exchange fluctuations (so called “not stable” countries) and that are considered as “not extensions of the investor’s operations” must be remeasured in US dollars.  Accordingly, the financial statements of Masisa Argentina S.A., Maderas y Sintéticos Mexico S.A. and Masisa do Brasil Ltda. are prepared in accordance with Chilean GAAP and are then remeasured into US dollars as follows:

1	Monetary assets and liabilities were translated at year-end rates of exchange between the US dollar and the local currency.

2	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the US dollar and the local currency.

3
Income and expense accounts were translated at average rates of exchange between the US dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

4	Any exchange differences which arise are included in the results of operations for the period.

Back to Contents

The difference between the investment’s equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year restated by Chilean inflation, plus the proportional share of the investment’s net income for the year, is recorded in the account “Cumulative Translation Adjustment” in shareholders’ equity.

In addition, exchange differences (netted from Chilean inflation) arising from debt obligations that qualify as foreign currency hedges of the foreign investments mentioned above are also recorded in the account “Cumulative Translation Adjustment”.

Subsidiaries in Peru and Ecuador are considered an extension of Masisa’s operations and therefore are controlled in Chilean pesos.

o)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the carrying value of property, plant and equipment; allowance for doubtful accounts; inventories; deferred income tax assets and liabilities for potential litigation claims. Actual results could differ from those estimates.

p)	Cash equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less, to be cash equivalents.

Cash flows from operating activities include all cash flows related to the primary operating activities of the Company and include interest paid, interest income and, in general, all cash flows that are not defined as investing or financing activities.  The concept of operations used in this statement is broader than that used in the consolidated statement of income.

The balances of cash and cash equivalents were as follows:

	At December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Cash	1,482,749	5,223,149	1,376,788
Time deposits	12,402,961	7,577,447	228,450
Marketable securities (money market funds)	1,050,486	—	—

Total	14,936,196	12,800,596	1,605,238

Back to Contents

q)	Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets for impairment.  The carrying value of a long-lived asset is considered impaired by the Company when the expected undiscounted cash flows from such asset are separately identifiable and less than its carrying value.  In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals. (see Note 12.)

The Company has performed an evaluation of the assets value of its subsidiaries in Argentina, Mexico and Brazil.  The Company determined the value of such subsidiaries based on appraisals which compared the carrying amount of the assets to the net future undiscounted cash flows that the subsidiaries are expected to generate.  The Company concluded that as of December 31, 2002, no impairment in asset value exists and no adjustments are required.

r)	Derivative contracts

These contracts are used by the Company to hedge existing items in order to eliminate or reduce the current exchange rate risk.  In addition, the Company holds swap contracts to partially cover the risk of fluctuations in the Libor interest rate.  The hedge instruments are recorded at their market values at the closing date of financial statements.  Unrealized losses are recognized as a change to income and gains are deferred and included in current portion of long term bank loans.

s)	Reclassifications

Certain balances from prior years have been reclassified to conform with current year presentation.

t)	Computer software

Computer software consists of costs incurred to acquire a SAP R/3 system, Version 4.6C and are depreciated over a period of 4 years.

u)	Research and development expenses

Research and development expenses are charged to income in the year in which they occur.  The Company has not incurred significant expenses during the years ended December 31, 2000, 2001 and 2002.

NOTE 3 - ACCOUNTING CHANGES

Until December 31, 2000 the financial statements of the subsidiary Maderas y Sintéticos del Perú S.A.C. were excluded from consolidation as the subsidiary was in a preoperating stage. On January 1, 2001, Maderas y Sintéticos del Perú S.A.C. began operation, which consisted of product trading.  Therefore, effective January 1, 2001, its financial statements have been included in the financial statements of the Company.  Effective January 1, 2001, the subsidiary Tornagaleones was incorporated in the financial statement consolidation as restrictions relative to the control of the above subsidiary’s operations expired during the period.

Back to Contents

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable were as follows:

	Accounts Receivable Aging				Totals at December 31,

	1-90 days		91-360 days
	2001	2002	2001	2002	2001	2002

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	25,712,757	32,137,613	1,084,184	688,930	26,796,941	32,826,543
Notes receivable	8,900,824	4,539,473	1,501,305	518,970	10,402,129	5,058,443
Other accounts receivable	1,787,505	3,779,282	767,076	178,874	2,554,581	3,958,156
Less: Allowances for doubtful accounts					(2,968,867)	(1,870,767)

Total					36,784,784	39,972,375

NOTE 5 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Balances denominated in foreign currencies at each year-end were included in these financial statements at the following Chilean peso equivalents:

	At December 31,
	2001	2002

	ThCh$	ThCh$
Assets
Current assets
United States dollars	21,297,365	45,752,237
Argentine pesos	21,013,474	4,919,382
Brazilian reais	11,641,868	7,609,050
Other	2,181,330	7,576,127
Property, plant and equipment
United States dollars	259,989,977	255,358,992
Other non-current assets
United States dollars	92,876,664	106,990,133
Argentine pesos	2,397,385	2,415,932
Brazilian reais	432,531	370,787
Other	—	450,636

Total assets	411,830,594	431,443,276

Liabilities
Short-term bank loans and other liabilities
United States dollars	31,991,133	57,061,674
Argentine pesos	3,826,132	2,227,295
Brazilian reais	1,546,134	3,038,761
Other	663,495	1,577,559
Other long-term liabilities
United States dollars	193,676,889	210,639,464
Argentine pesos	3,175,051	1,056,007
Brazilian reais	1,247,345	2,367,935

Total liabilities	236,126,179	277,968,695

Net asset position	175,704,415	153,474,581

Back to Contents

The principal exchange rates at each year-end used to translate foreign currency balances to Chilean pesos were as follows:

	At December 31,
	2001	2002

	Ch$	Ch$
United States dollar	654.79	718.61
Argentine peso	385.17	219.09
Brazilian reais	282.97	203.28

NOTE 6 - INVENTORIES

The principal components of inventories were as follows:

	At December 31,
	2001	2002

	Ch$	Ch$
Finished goods	14,740,979	27,495,856
Raw materials	5,591,902	6,638,969
Other materials	2,559,198	2,375,004
Spare parts	4,029,429	4,992,103
Forests and plantations in the process of exploitation	4,438,429	5,101,661
Reserve for obsolescence	(441,999)	(485,713)

Total	30,917,938	46,117,880

NOTE 7 - OTHER CURRENT ASSETS

These assets were as follows:

	At December 31,
	2001	2002

	ThCh$	ThCh$
Deferred income taxes (Note 15 c)	1,049,442	523,098
Prepaid expenses	499,277	551,179

Total	1,548,719	1,074,277

Back to Contents

NOTE 8 - DERIVATIVES

The Company has the following forward foreign exchange contracts:

2002

Forward
	Purchase date	Maturity date	Purchase		Sale		Net difference
Bank			Currency	Amount	Currency	Amount

				ThCh$		ThCh$	ThCh$
BankBoston S.A.	16/10/02	14/04/03	US$	6,249,788	Re$	5,748,880	500,908
B.B.A. Creditanstal	20/12/02	07/01/03	US$	315,602	Re$	323,375	(7,773)
B.B.A. Creditanstal	20/12/02	06/02/03	US$	539,559	Re$	546,144	(6,585)
Comerica Bank	18/07/02	22/01/03	US$	3,593,050	Mx$	3,493,193	99,857

Total							586,407

Swap
	Purchase date	Maturity date	Amount contract	Net difference
Bank

			ThCh$	ThCh$
Citibank N.Y.	24/10/02	24/10/06	12,934,980	(70,488)

2001

Forward
	Purchase date	Maturity date	Purchase		Sale		Net difference
Bank			Currency	Amount	Currency	Amount

				ThCh$		ThCh$	ThCh$
Bank Boston S.A.	08/06/01	02/04/02	US$	6,856,753	Re$	5,817,337	1,039,416

Total							1,039,416

Swap
	Purchase date	Maturity date	Amount contract	Net difference
Bank

			ThCh$	ThCh$
Citibank N.A.	09/05/01	05/09/03	12,139,806	(48,546)

Total				(48,546)

The Company uses forward foreign exchange contracts to hedge the effects of fluctuations in exchange rates related to obligations denominated in U.S. dollars and the interest-rate swap contract.

Back to Contents

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

a)	Property, plant and equipment were as follows:

	At December 31,
	2001	2002

	ThCh$	ThCh$
Land	38,998,287	44,933,664
Plants, buildings and other installations	60,980,615	73,386,382
Machinery and equipment	288,136,046	342,713,499
Other fixed assets:
Timber resources	64,944,408	73,030,579
Furniture, fixtures and other	5,806,893	7,395,001
Spare parts on hand	6,805,749	7,575,073
Construction in progress (c)	29,384,102	7,741,295
Assets under leasing contracts	1,167,376	1,167,376
Software	2,598,114	3,052,797
Other	3,786,379	1,782,166

	502,607,969	562,777,832
Accumulated depreciation	(97,942,198)	(116,620,703)

Property, plant and equipment (net)	404,665,771	446,157,129

b)
Depreciation for 2000, 2001 and 2002 amounted to ThCh$10,871,146, ThCh$14,786,302 and ThCh$17,265,206, respectively. Depreciation is determined by the straight-line method based on the estimated useful lives of the revalued assets, which were as follows:

Years

Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

c)
In 2001 the Construction in progress consisted primarily of the medium density fiberboard (MDF) plant project in Argentina and Oriented Strand Board (OSB) in Brazil.  These projects were completed during 2002.

d)	Assets acquired under finance leases are not, from a legal point of view, Company’s property until the purchase option is exercised.

e)
The Company has capitalized interest amounting to ThCh$7,649,311 and ThCh$3,899,862 during the years ended December 31, 2001 and 2002, corresponding to the construction of the MDF and OSB plants in Brazil and in Argentina.  No interest was capitalized during the year ended December 31, 2000.

Back to Contents

f)
As described in Note 2 h), Tornagaleones and its subsidiary Forestal Argentina S.A. have recorded the increased value of their forests and plantations at year end based on technical appraisals. The adjustment in value amounted to ThCh$18,949,329 (ThCh$15,632,510 in 2001) and is included in Timber resources.  The Company has recognized its proportionate share of the Forestry reserve in Shareholders’ equity.  The remaining balance is included in Minority interests.

As stated in Note 2 h), Tornagaleones and its subsidiary Forestal Argentina S.A. have capitalized interest related to plantation financing in property, plant and equipment totaling ThCh$1,279,724 and ThCh$1,617,451 for the years ended December 31, 2002 and 2001, respectively.

g)
In 2001, the Company recorded a provision to adjust the net book value of one its Particle board lines, according to projections, cash flows generated by this line in the future would not cover the related depreciation charges. Accordingly, the Company recorded a charge to income for the year ended December 31, 2001 of ThCh$5,570,842, which is shown in the statement of income under Non-operating expenses (see note 21.)

Back to Contents

NOTE 10 - INVESTMENTS IN RELATED COMPANIES

a)	Investments were as follows:

	At December 31,

	2000			2001

	Participation	Carrying value of investment	Participation in earnings (losses)	Participation	Carrying value of investment	Participation in earnings (losses)

	%	ThCh$	ThCh$	%	ThCh$	ThCh$
Investments in affiliated companies:
Forestal Tornagaleones S.A. (1)	53.9956	27,254,062	(128,096)	—	—	—
Georgia - Pacific Masisa Resina Ltda. (2)	50.0000	4,026,960	372,071	—	—	—
Inversiones Industriales S.A.	50.0000	101,447	(528,190)	50.0000	—	(99,435)
Portuaria Corral S.A. (9)	0.0025	72	23	0.0025	66	(7)
Forestal Río Calle Calle S.A. (5)	0.0017	—	(26)	0.0012	—	19
Resinas Concordia (3)	50.0000	4,499,148	101,230	—	—	—
Maderas y Sintéticos del Perú S.A.C. (4)	99.0114	—	—	—	—	—
Masnova S.A. (6)	—	—	—	—	—	—
Inversiones Calle Calle S.A. (7)	—	—	—	—	—	—
Forestal Calle Calle S.A. (8)	—	—	—	—	—	—
Other investments		6,476	—	—	269,504	—

Total		35,888,165	(182,988)		269,570	(99,423)

	At December 31,

	2002

	Participation	Carrying value of investment	Participation in earnings (losses)

	%	ThCh$	ThCh$
Investments in affiliated companies:
Forestal Tornagaleones S.A. (1)	—	—	—
Georgia - Pacific Masisa Resina Ltda. (2)	—	—	—
Inversiones Industriales S.A.	50.0000	—	—
Portuaria Corral S.A. (9)	—	—	—
Forestal Río Calle Calle S.A. (5)	0.0012	—	—
Resinas Concordia (3)	—	—	—
Maderas y Sintéticos del Perú S.A.C. (4)	—	—	—
Masnova S.A. (6)	50.0000	—	11,389
Inversiones Calle Calle S.A. (7)	50.0000	100	—
Forestal Calle Calle S.A. (8)	50.0000	100	—
Other investments	—	125,346	—

Total		125,546	11,389

Back to Contents

(1)
As described in Note 2 a), prior to January 1, 2001 the Company did not consolidate Tornagaleones.  At December 31, 2000 the book value of the investment is presented net of unrealized profits of ThCh$958,508, resulting from the sale of land and forestry plantations. Summarized balance sheet data at December 31, 2000 was as follows:

	At December 31, 2000		At December 31, 2000

	ThCh$		ThCh$
Assets		Liabilities
Current assets	6,485,216	Current liabilities	6,407,748
Land	32,559,620	Long - term liabilities	15,711,605
Timber resources	48,746,172	Minority interest	17,336,245
Other fixes assets	1,272,324	Shareholders’ equity	52,303,028
Other assets	2,695,294

Total assets	91,758,626	Total liabilities and shareholders’ equity	91,758,626

(2)	Net of unrealized profits of ThCh$691,927 in 2000.

(3)	Net of unrealized profits of ThCh$656,179 in 2000.

(4)
Until December 31, 2000 the financial statements of the subsidiary Maderas y Sintéticos del Perú S.A.C. were excluded from consolidation as the subsidiary was in a preoperating stage.  On January 1, 2001 Maderas y Sintéticos del Perú S.A.C. began operation, which consisted of product trading.  Therefore, effective January 1, 2001, its financial statements have been included in the consolidation of Masisa S.A. and subsidiaries.

Summarized balance sheet information at December 31, 2000 was as follows:

	At December 31, 2000		At December 31, 2000

	ThCh$		ThCh$
Assets		Liabilities
Current assets	2,173,473	Current liabilities	2,458,942
Fixes assets	3,174	Shareholder’s equity:
		Capital	7,685
		Development period deficit	(289,980)

Total assets	2,176,647	Total liabilities and shareholder’s equity	2,176,647

(5)
This investment has negative equity at the end of the fiscal year and the Company has therefore discontinued the equity method, which recognizes the results of the period (losses) up to the investment amount.

Back to Contents

(6)	On December 14, 2001, the Company invested US$2,726.52 in a new company, Masnova de Mexico S.A. de C.V. The Company owns 50% and Terranova Internacional S.A. owns the remaining 50%.

(7)	On December 9, 2002, the Company invested ThCh$100 in a new company, Inversiones Calle Calle S.A. The Company owns 50% and Inversiones Industriales S.A. owns the remaining 50%.

(8)	On November 6, 2002, the Company invested ThCh$100 in a new company, Forestal Calle Calle S.A. The Company owns 50% and Jaime Vial Vial owns the remaining 50%.

(9)	This company was sold on March 14, 2002 for ThCh$57 (historical pesos).

b)	Georgia Pacific Joint Ventures

On July 21 1998, the Company signed an Agreement Memorandum with Georgia Pacific Inc., a subsidiary of Georgia Pacific Corporation, to create joint ventures to manufacture and develop resins and chemical products in Chile and Argentina.

In September of 1998, the Company, through its subsidiaries Inversiones Químicas Limitada and Inversiones Coronel Limitada, established Georgia Pacific Masisa Resinas Limitada with a capital contribution of ThCh$ 7,080,000 (historical pesos) to develop the business in Chile.  It also established Resinas Concordia S.A. with a capital contribution of ThCh$ 7,735,695 (historical pesos) to develop the business in Argentina. On September 30, 1998, Georgia Pacific Inc. paid ThCh$ 11,230,105 (historical pesos) for 50% of the shares of these companies.

These joint ventures included, among other things, the signing of resin supply contracts in Chile and Argentina to ensure the normal supply of resin for the present and future needs of the Company in Chile and Argentina, the signing of a shareholders’ agreement which included an option to sell, by Masisa S.A., and to purchase, by Georgia Pacific Inc., the remaining 50% of the shares under conditions similar to the original share purchase and other stipulations common to these types of agreements.

Back to Contents

On January 17, 2001 the Company sold to Georgia Pacific Inc. its interest in the joint ventures in which it participated through its subsidiaries Masisa Inversiones Limitada and Inversiones Coronel Limitada.  This transaction generated a gain of ThCh$ 7,451,932.  In addition, a gain of ThCh$ 1,859,312 was generated as a result of the reversal of the corresponding accumulated translation adjustment reserve (see Note 20.)

c)	Forestal Tornagaleones S.A.

Effective January 1, 2001 the subsidiary Forestal Tornagaleones S.A. was incorporated in the financial statement consolidation as restrictions relative to the control of this subsidiary’s operations expired during the period.

d)	Liabilities hedging foreign investments in related companies

The liabilities contracted by the Company and used to hedge foreign exchange related to foreign investments were as follows:

Investment abroad	Subsidiary recording liabilities at year end	Bank or Institution	Amount in US$

Masisa Argentina S.A.	Masisa Overseas Ltd.	Private Placement	31,075,587
Forestal Argentina S.A.	Forestal Tornagaleones S.A.	Raboinvestment Chile S.A.	7,500,000
Masisa do Brasil Ltda.	Masisa Overseas Ltd.	Private Placement	38,924,413
Masisa do Brasil Ltda.	Masisa Overseas Ltd.	Banco Chile	22,750,000
Masisa do Brasil Ltda.	Masisa Overseas Ltd.	Citibank N.A.	58,000,000

NOTE 11 - GOODWILL AND NEGATIVE GOODWILL, NET

Goodwill and negative goodwill, net of accumulated amortization, were as follows:

	At December 31,
	2001	2002

	ThCh$	ThCh$
Maderas y Paneles S.A. (1)	283,459	109,023
Masisa Cabrero S.A. (2)	931,081	883,937
Forestal Tornagaleones S.A. (3)	—	(1,403,711)

Total	1,214,540	(410,751)

(1)
On August 16, 1993, the Company purchased an additional 3.8% interest in its subsidiary Maderas y Paneles S.A. from Inversiones Pathfinder S.A. (at that time the majority shareholder of the company) for ThCh$2,770,057, which resulted in an excess of the purchase price over the net book value of the assets acquired (goodwill) of ThCh$1,933,399.  The goodwill is being amortized over a term of ten years.

Back to Contents

(2)
During 2000, the Company purchased a 92.61% interest in its subsidiary Masisa Cabrero S.A. from Forestal Terranova S.A. and Fibras del Noreste S.A. for ThCh$24,935,912, which resulted in goodwill of ThCh$1,005,885.  The goodwill is being amortized over a term of twenty years.

(3)
On June 27, 2002, the Company made a capital infusion of ThCh$5,142,995 (historical pesos) in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This resulted in a negative goodwill of ThCh$1,403,711.  This negative goodwill is being amortized over a term of twenty years.

Accumulated amortization was ThCh$1,500,649 and ThCh$1,724,743 at December 31, 2001 and 2002, respectively.

The company C y D Agrofruta Ltda. was acquired in November 2001.  The excess of the amount paid for this company over the net assets acquired (which was nil) generated goodwill of ThCh$743,366 that was charged to income for the year.

NOTE 12 - OTHER ASSETS

	At December 31,
	2001	2002

	ThCh$	ThCh$
Time deposits (1)	92,413,077	104,215,136
Assets for disposal (2)	649,720	454,547
Recoverable taxes (See Note 15 b)	1,900,623	2,236,834
Other	313,703	450,636

Total	95,277,123	107,357,153

(1)	Corresponds to long-term time deposits with maturities ranging from 2004 to 2006.

(2)
As a result of a decline in market prices during 1997, management decided to close down its plywood line operations.  Consequently, the Company ceased depreciation on the related machinery and equipment and recorded these assets at fair value less costs to sell based on an independent appraisal during 1998.  The remaining balance of ThCh$454,547 is recorded at the Company’s estimate of fair value.

In addition, in 1998 the Company decided to temporarily suspend the saw-mill production operation of its former subsidiary Aserraderos Aragón S.A., now merged with the Company.  The Company rented the facility on a temporary basis until market conditions improved.  Management took this decision in view of the prolonged crisis affecting the Asiatic markets which had significantly affected other markets in America, Europe and Chile.  Orders from the Asiatic market disappeared completely by the end of 1997.  In 2000, the Company decided to close down this operation as it believed that market conditions would not sufficiently improve in the near future to enable productive saw-mill activities to be relaunched.  Therefore, fixed assets related to the Aragón plant were reclassified to Other assets and are recorded at their net realizable value of ThCh$1,606,987 resulting in a write-down of ThCh$2,396,817 (see Note 21).  During 2001 the operations were rented at amounts sufficient to recover the remaining cost of the assets and the balance was reclassified to property plant and equipment.

Back to Contents

NOTE 13 - SHORT-TERM BANK LOANS

Short-term bank loans were denominated in the following currencies:

	At December 31,
	2001	2002

	ThCh$	ThCh$
US dollars	16,150,604	20,647,903
Chilean pesos	730,880	1,544,531
Other foreign currencies	689,795	863,357

Total	17,571,279	23,055,791

At December 31, 2002, the Company had MCh$ 23,145 of short-term lines of credit, of which Ch$ 19,097 million were unused and available for borrowing on an unsecured basis.

During 2002, the average annual interest rate was 2.8%.  During 2001 and 2000, the average annual interest rates were 4.0% and 7.3%, respectively.

Accrued interest totaling ThCh$ 203,448 and ThCh$ 512,023 at December 31, 2002 and 2001, respectively, is included in the outstanding balances.

NOTE 14 - LONG-TERM LIABILITIES

a)	Long-term bank liabilities were as follows:

	Denominated currency in 2002	Interest rate	Interest rate at December 31, 2002	At December 31,
				2001	2002

			%	ThCh$	ThCh$
BankBoston (1)	US$	Fixed rate	12.00	438,521	85,886
BankBoston N.A. (2)	US$	Fixed rate	11.275	76,133,289	80,558,446
Rabobank Ireland PLC (2)	US$	Fixed rate	8.00	19,639,960	21,759,272
Raboinvestments Chile S.A (4)	US$	Libor+1.875	3.71	10,199,614	10,858,127
Banco de Crédito e Inversiones (3)	UF	Fixed rate	6.70	7,292,567	5,837,637
Security Bank (5)	US$	Libor+2.15	3.85	1,988,302	2,035,497
Citibank N.A (6)	US$	Libor+1.00	2.82	39,415,072	41,901,392
Comerica Bank (7)	US$	Libor+1.35	3.17	—	10,844,643
Banco de Chile NY (8)	US$	Libor+1.25	3.10	—	10,926,678
BankBoston Banco Multiplo (9)	US$	Fixed rate	9.26	—	5,830,858
Dresdner Bank Lateiamerica (2)	US$	Libor+1.9	3.85	4,178,256	4,369,475

Total				159,285,581	195,007,911
Less: Current portion (10)				(7,631,452)	(12,824,167)

Long-term portion				151,654,129	182,183,744

(1)	This loan is repayable in monthly installments of principal and interest.
(2)	This loan is repayable in one lump sum payment in 2004, with interest payments semi-annually.
(3)	This loan is repayable in 10 semi - annual installments, starting on April 2003, with interest payments semi-annually.

Back to Contents

(4)	This loan is repayable in 8 semi-annual installments, starting on February 2003, with interest payments semi-annually.
(5)	This loan is repayable in 6 semi-annual installments, starting on March 2004, with interest payments semi-annually.
(6)	This loan is repayable in 7 semi-annual installments, starting on October 2003, with interest payments semi-annually.
(7)	This loan is repayable in 7 semi-annual installments, starting on April 2004, with interest payments semi-annually.
(8)	This loan is repayable in 7 semi-annual installments, starting on October 2004, with interest payments semi-annually.
(9)	This loan is repayable in 6 semi-annual installments, starting on July 2004, with interest payments semi-annually.
(10)	Includes ThCh$4,215,599 and ThCh$4,724,356 corresponding to accrued interest at December 31, 2001 and 2002, respectively.

Scheduled payments of the long-term portion of bank loans at December 31, 2002 were as follows:

Amounts payable during the years ending December 31,	ThCh$

2004	80,810,645
2005	61,512,846
2006	39,860,253

Total	182,183,744

b)	Other long-term liabilities are summarized as follows:

	At December 31,
	2001	2002

	ThCh$	ThCh$
Treasury of the Republic of Chile (2)	1,474,137	541,657
Notes payable	1,904,775	913,607
Tax payable	—	2,367,935
Promissory notes with interest of 7.82% per annum due in 2003 (1)	17,029,320	18,148,665
Promissory notes with interest at 8.06% per annum due in 2008 (1)	30,662,083	32,677,730
Forest subsidy	1,865,415	1,036,202
Deficit in investments under the equity method	—	120,353

Total	52,935,730	55,806,149
Less: Current portion (3)	(2,090,003)	(18,731,867)

Long-term portion	50,845,727	37,074,282

(1)	Loans obtained by Masisa Overseas Ltd. in a private placement with financial institutions in the United States.
(2)	The liability to the Treasury of the Republic of Chile at December 31, 2002 is payable in US dollars and bears interest at 11.0% per annum.
(3)	Includes ThCh$481,044 and ThCh$429,966 corresponding to accrued interest at December 31, 2001 and 2002, respectively.

Back to Contents

Scheduled maturities of other long-term liabilities at December 31, 2002 are as follows:

Maturities during the years ending December 31,	ThCh$

2004	6,766,225
2005	8,835,425
2006	6,467,490
2007	6,467,490
2008	8,417,299
No maturity date	120,353

Total	37,074,282

c)	Certain loan agreements include restrictive covenants. The more restrictive covenants are as indicated below:

i)	The Company must maintain a net shareholders’ equity of not less than an amount equal to UF 14,800,000.

ii)	Indebtedness ratio equal to or lower than .7.

iii)	Interest coverage ratio equal to or lower than 1.5.

iv)	Masisa S.A. will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.

v)	Masisa S.A. will at all times own at least 66 2/3% of the outstanding voting securities of Masisa Argentina S.A.

vi)	In addition, the subsidiary Forestal Argentina S.A must comply with the following covenants:

-	An EBITDA to financial expenses ratio equal to or higher than 1.8;
-	Maintain an indebtedness ratio equal to or lower than .5; and
-	maintain a net shareholders’ equity of at least US$50,000,000

These covenants are determined based on the financial statements of Forestal Argentina S.A. as of December 31, 2002, which have been prepared in accordance with accounting principles generally accepted in Argentina. As net shareholders’ equity was lower than US$50,000,000, the Company has requested, and the bank has granted, a waiver that releases the Company from compliance with this covenant through April 30, 2003.

The Company was in compliance with all of these covenants, as amended, as of December 31, 2002.

Back to Contents

NOTE 15 - INCOME TAXES

a)	The income tax provisions in the Statements of income were as follows:

	Year ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Current year provision for income tax	4,175,943	2,965,505	4,154,140
Deferred income taxes	575,525	(3,390,693)	1,163,933
Adjustments of income taxes of prior years	7,676	12,762	(263,792)

Total provision (benefit)	4,759,144	(412,426)	5,054,281

b)	Recoverable and payable taxes were as follows:

	At December 31,
	2001	2002

	ThCh$	ThCh$
Provisional monthly income tax prepayments	982,443	969,279
Income tax provision	(2,318,635)	(4,154,140)
Value-added taxes recoverable	6,311,948	10,803,832
Value-added taxes payable	—	(2,367,935)
Others	340,237	393,838

Total	5,315,993	5,644,874

Tax recoverable (payable) short-term	3,415,370	5,775,975
Tax recoverable long-term	1,900,623	2,236,834
Tax payable long-term (Note 14 b)	—	(2,367,935)

Total	5,315,993	5,644,874

c)	Deferred income taxes

Effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes.  Deferred income tax balances were as follows:

Temporary differences

	At December 31, 2001		At December 31, 2002
	Short-term	Long-term	Short-term	Long-term

	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Allowance for doubtful accounts	692,115	346,407	415,236	33,100
Deferred revenue	305	—	260	—
Accrued vacations	132,187	—	138,919	—
Leasing obligations	—	111,763	—	84,703
Tax loss carry-forwards	729,956	6,272,191	268,027	15,471,793
Other provision	337,596	1,036,234	372,567	935,710

Total	1,892,159	7,766,595	1,195,009	16,525,306
Less: Unamortized offsetting liability accounts	(49,061)	(996,280)	(18,826)	(905,080)
Valuation allowance	(361,020)	(2,134,277)	—	(9,019,776)

Net assets	1,482,078	4,636,038	1,176,183	6,600,450

Back to Contents

Liabilities
Overhead costs in inventories	(425,971)	(1,221,456)	(590,098)	(2,552,503)
Unrealized tax gains	(6,665)	—	—	—
Forest reserve	—	(2,810,064)	—	(3,047,259)
Depreciation of property, plant and equipment	—	(17,199,144)	(62,987)	(16,756,544)

Total	(432,636)	(21,230,664)	(653,085)	(22,356,306)
Less: Unamortized offsetting asset accounts	—	11,418,682	—	10,062,512

Net liability	(432,636)	(9,811,982)	(653,085)	(12,293,794)

Total net deferred income tax liability	1,049,442	(5,175,944)	523,098	(5,693,344)

The unamortized offsetting accounts correspond to the accumulated effect of deferred income taxes which were not recorded until January 1, 2000 when the Technical Bulletin No. 60 was adopted.  These offsetting asset and liability accounts are amortized over the weighted average terms of reversal of the corresponding temporary differences, which are estimated at 7 and 20 years, respectively.

NOTE 16 - ACCRUED LIABILITIES

Accrued liabilities at December 31 of each year were as follows:

	At December 31,
	2001	2002

	ThCh$	ThCh$
Provision for accounts receivable non-operating	2,037,685	—
Participation of Directors and management in net income	923,989	332,562
Accrued vacations	974,277	939,034
Accrued commissions	842,168	1,045,724
Other provisions	999,062	813,360

Total	5,777,181	3,130,680

Back to Contents

NOTE 17 - SHAREHOLDERS’ EQUITY

a)
Changes in capital and reserve accounts in 2000, 2001 and 2002 were as follows (in historical amounts, with restatement of balances at December 31, 2000 and 2001 to constant pesos of December 31, 2002 for comparative purposes):

			Reserves

	Number of shares issued	Common stock	Forestry reserve	Accumulated deficit during development period	Cumulative translation adjustment

		ThCh$	ThCh$	ThCh$	ThCh$
Balances at December 31, 1999	840,500,365	129,521,476	6,614,979	(113,413)	5,487,104
Allocation of 1999 net income	—	—	—	113,413	—
Payment of dividend of Ch$ 5.6 per share	—	—	—	—	—
Increase in Capital	375	104	—	—	—
Increase in forestry reserve due to appraisal	—	—	295,662	—	—
Deficit during subsidiary development period	—	—	—	(150,100)	—
Cumulative translation adjustment	—	—	—	—	1,301,775
Price-level restatement of equity	—	6,087,509	310,904	—	257,894
Net income for the year	—	—	—	—	—

Balances at December 31, 2000	840,500,740	135,609,089	7,221,545	(150,100)	7,046,773

Balances at December 31, 2000 restated to constant pesos of December 31, 2002		144,007,360	7,668,775	(159,396)	7,483,180

	Retained earnings

	Reserve for future dividends	Accumulated earnings	Income for the year	Total

		ThCh$	ThCh$	ThCh$
Balances at December 31, 1999	46,362,307	12,000,645	11,903,991	211,777,089
Allocation of 1999 net income	11,790,578	—	(11,903,991)	—
Payment of dividend of Ch$ 5.6 per share	(4,716,232)	—	—	(4,716,232)
Increase in Capital	—	—	—	104
Increase in forestry reserve due to appraisal	—	—	—	295,662
Deficit during subsidiary development period	—	—	—	(150,100)
Cumulative translation adjustment	—	—	—	1,301,775
Price-level restatement of equity	2,596,415	564,030	—	9,816,752
Net income for the year	—	—	16,945,725	16,945,725

Balances at December 31, 2000	56,033,068	12,564,675	16,945,725	235,270,775

Balances at December 31, 2000 restated to constant pesos of December 31, 2002	59,503,196	13,342,805	17,995,173	249,841,093

Back to Contents

			Reserves

	Number of shares issued	Common stock	Forestry reserve	Accumulated deficit during development period	Cumulative translation adjustment

		ThCh$	ThCh$	ThCh$	ThCh$
Balances at December 31, 2000	840,500,740	135,609,089	7,221,545	(150,100)	7,046,773
Allocation of 2000 net income	—	—	—	150,100	—
Payment of dividend of Ch$ 8.2 per share	—	—	—	—	—
Increase in capital	88,014,003	24,851,704	—	—	—
Increase in forestry reserve due to appraisal	—	—	198,935	—	—
Cumulative translation adjustment	—	—	—	—	7,429,519
Price-level restatement of equity	—	4,904,344	223,869	—	217,922
Net income for the year	—	—	—	—	—

Balances at December 31, 2001	928,514,743	165,365,137	7,644,349	—	14,694,214

Balances at December 31, 2001 restated to constant pesos of December 31, 2002		170,326,091	7,873,679	—	15,135,041

Balances at December 31, 2001	928,514,743	165,365,137	7,644,349	—	14,694,214
Allocation of 2001 net income		—	—	—	—
Payment of dividend of Ch$ 6.64 per share		—	—	—	—
Increase in capital		—	—	—	—
Increase in forestry reserve due to appraisal		—	3,482,911	—	—
Cumulative translation adjustment		—	—	—	7,995,497
Price-level restatement of equity		4,960,954	229,330	—	440,826
Net income for the year	—	—	—	—	—

Balances at December 31, 2002	928,514,743	170,326,091	11,356,590	—	23,130,537

	Retained earnings

	Reserve for future dividends	Accumulated earnings	Income for the year	Total

	ThCh$	ThCh$	ThCh$	ThCh$
Balances at December 31, 2000	56,033,068	12,564,675	16,945,725	235,270,775
Allocation of 2000 net income	16,795,625	—	(16,945,725)	—
Payment of dividend of Ch$ 8.2 per share	(7,558,031)	—	—	(7,558,031)
Increase in capital	—	—	—	24,851,704
Increase in forestry reserve due to appraisal	—	—	—	198,935
Cumulative translation adjustment	—	—	—	7,429,519
Price-level restatement of equity	2,076,297	389,505	—	7,811,937
Net income for the year	—	—	20,541,207	20,541,207

Balances at December 31, 2001	67,346,959	12,954,180	20,541,207	288,546,046

Balances at December 31, 2001 restated to constant pesos of December 31, 2002	69,367,368	13,342,805	21,157,443	297,202,427

Balances at December 31, 2001	67,346,959	12,954,180	20,541,207	288,546,046
Allocation of 2001 net income	20,541,207		(20,541,207)
Payment of dividend of Ch$ 6.64 per share	(6,162,362)	—	—	(6,162,362)
Increase in capital	—	—	—	—
Increase in forestry reserve due to appraisal	—	—	—	3,482,911
Cumulative translation adjustment	—	—	—	7,995,497
Price-level restatement of equity	2,464,099	388,625	—	8,483,834
Net income for the year	—	—	10,476,879	10,476,879

Balances at December 31, 2002	84,189,903	13,342,805	10,476,879	312,822,805

Back to Contents

b)	Common stock

As established under Chilean law, at December 31 of each year Common stock includes the price-level restatement of that capital account.

c)	Capital increases

At an Extraordinary Shareholders’ Meeting held on November 13, 2000, the shareholders agreed to increase the share capital of the Masisa S.A. by ThCh$52,667,085 (historical value) through the issuance of 182,441,061 shares of no-par value stock.  As of December 31, 2001, 88,014,378 shares were subscribed and paid in full for a total of ThCh$24,851,808 (historical value). (In 2000, 375 shares were subscribed and paid in full for a total of ThCh$104).

d)	Principal shareholders

At December 31, 2002, Forestal Terranova S.A. had 51.90% of the shares issued and were the principal shareholders of Masisa.

e)	Dividends

At the Annual General Meeting held on April, 30 2002, the shareholders approved a final dividend on account of 2002 net income of Ch$6.64 per share, for an aggregate amount of ThCh$6,162,362 (historical value).  The shareholders also agreed to a minimum dividend policy ranging from 30% to 50% of net income.

At the Annual General Meeting held on April 26, 2001, the shareholders approved a final dividend on account of 2001 net income of Ch$8.2 per share, for an aggregate amount of ThCh$7,558,032 (historical value).

At the Annual General Meeting held on April 30, 2000, the shareholders approved a final dividend on account of 2000 net income of Ch$5.6 per share, for an aggregate amount of ThCh$4,716,232 (historical value).

f)	Forestry reserve

The forestry reserve represents amounts recorded by the Company related to the forestry reserve of Tornagaleones (see Note 2 h).

Back to Contents

g)	Accumulated deficit of subsidiaries during development period

This reserve is related to the following affiliated company:

	At December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Maderas y Sintéticos del Perú S.A.C.	159,396	—	—

Total	159,396	—	—

h)	Cumulative translation adjustment

This account corresponds to the year-end US dollar exchange difference (net of Chilean inflation) from investments in related companies abroad and the liabilities associated with these investments, in accordance with Technical Bulletin No. 64.

2002

	Beginning balance	Exchange gain (loss) attributable to		Realization reserves	Balance at 31/12/2002
Company		Investment	Liabilities

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Masisa Argentina S.A.	13,377,360	6,728,338	(1,372,804)	—	18,732,894
Forestal Argentina S.A.	1,689,535	734,452	(200,282)	—	2,223,705
Maderas y Sintéticos de Mexico S.A. de C.V.	—	407,202	(271,114)	—	136,088
Maderas y Sintéticos de Servicios S.A. de C.V.	—	3	—	—	3
Masisa do Brasil Ltda.	—	7,789,075	(5,819,374)	—	1,969,701
Masisa Cabrero S.A.	68,146	—	—	—	68,146

Total	15,135,041	15,659,070	(7,663,574)	—	23,130,537

2001

	Beginning balance	Exchange gain (loss) attributable to		Realization reserves	Balance at 31/12/2001
Company		Investment	Liabilities

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Masisa Argentina S.A.	5,908,375	9,496,902	(2,027,917)	—	13,377,360
Forestal Argentina S.A.	947,018	1,006,789	(264,272)	—	1,689,535
Resinas Concordia S.A.	559,641	—	—	(559,641)	—
Masisa do Brasil Ltda.	—	6,185,511	(6,185,511)	—	—
Masisa Cabrero S.A.	68,146	—	—	—	68,146

Total	7,483,180	16,689,202	(8,477,700)	(559,641)	15,135,041

Back to Contents

2000

	Beginning balance	Exchange gain (loss) attributable to		Balance at 31/12/2000
Company		Investment	Liabilities

	ThCh$	ThCh$	ThCh$	ThCh$
Masisa Argentina S.A.	4,980,228	1,637,358	(709,211)	5,908,375
Forestal Argentina S.A.	725,636	301,659	(80,277)	947,018
Resinas Concordia S.A.	394,924	164,717	—	559,641
Masisa do Brasil Ltda.	—	1,427,770	(1,427,770)	—
Masisa Cabrero S.A.	—	68,146	—	68,146

Total	6,100,788	3,599,650	(2,217,258)	7,483,180

i)	Tax credits on dividends declared

Retained earnings at December 31, 2002 have the following tax credits available to shareholders when distributed:

Earnings of the year	Amount	Tax credit available on distribution

	ThCh$	%
2002	20,963,489	16
2002	1,950,367	15
2001	3,468,862	15
2000	1,211,555	15

Under Chilean tax laws, distributions must be made on a first-in first-out basis.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

a)	Guarantees

At December 31, 2002, the Company had provided the following guarantees:

Beneficiary	Nature of security interest	Amount of obligation guaranteed

		ThCh$
Treasury of The Republic of Chile	Restriction on sale of imported equipment subject to customs duties	541,657

Back to Contents

Rabobank Investments Chile S.A.

On October 15, 1999, Tornagaleones received a loan from Raboinvestments Chile S.A., for which the Company mortgaged plantations and land for a term of eight years.  The book value of the mortgaged plantations is ThCh$ 10,316,021 at December 31, 2002 and the book value of the land is ThCh$ 2,862,940.

b)	Contingencies

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business.  In the opinion of management, these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in a future period.

c)	Lawsuits

Forestal Tornagaleones S.A.

As of December 31, 2002, there is a lawsuit for damages brought against this subsidiary. The plaintiff is claiming payment of ThCh$ 404,000 for damages to property caused by Forestal Tornagaleones S.A. The Company and its legal counsel, believe the plaintiff is very unlikely to win the lawsuit.

Inversiones Coronel Limitada

On May 30, 2002, the Internal Revenue Service sent a tax assessment amounting to ThCh$406,545 for alleged differences in the determination of income taxes. The subsidiary has made no allowances for this matter since it considers, together with legal counsel, that the claim has no merit.

d)	Indirect guarantees

On January 5, 2002, this subsidiary became a joint and several debtor in favor of the Dresdner Bank to guarantee a loan of ThUS$ 6,000 issued to the subsidiary Forestal Argentina S.A.  The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. (See Note 14 c))

e)	Guarantees from third parties

At December 31, 2002, the Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$ 3,678,807 (ThCh$ 4,265,760 in 2001).

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThCh$ 211,242 in 2002 (ThCh$ 163,364 in 2001).

Back to Contents

NOTE 19 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Accounts receivable balances with related parties at each year end were as follows:

		At December 31,
Name	Relationship	2001	2002

		ThCh$	ThCh$
Short-term
Andinos S.A.	Shareholders in common	2,918,246	—
Forestal Terranova México	Shareholders in common	1,302,294	435,428
Terranova Colombia	Shareholders in common	—	509,999
Terranova Costa Rica	Shareholders in common	—	84,423
Masnova S.A. de C.V.	Equity investment	—	513,827

Total		4,220,540	1,543,677

		At December 31,
Name	Relationship	2001	2002

		ThCh$	ThCh$
Long-term
Forestal Río Calle Calle S.A.	Equity investment	2,037,685	2,174,353

Outstanding accounts payable balances with related parties at the end of each year were as follows:

		At December 31,
Name	Relationship	2001	2002

		ThCh$	ThCh$
Forestal Río Calle Calle S.A.	Equity investment	109,962	103,275
Andinos S.A.	Shareholders in common	—	234,728
Forestal Millalemu S.A.	Shareholders in common	—	839
Fibranova C.V.	Shareholders in common	—	220,943

Total		109,962	559,785

Back to Contents

Significant transactions with related parties were as follows:

		Year ended December 31,
Name	Relationship	2000	2001	2002	Transaction

		ThCh$	ThCh$	ThCh$
Forestal Río Calle Calle S.A.	Equity investment	204,658	7,288	194,794	Interest
Forestal Tornagaleones S.A.	Equity investment	2,945,973	—	—	Loan granted
		1,106,701	—	—	Loan recovered
		329,390	—	—	Purchase
Forestal Argentina S.A.	Equity investment	1,869,669	—	—	Purchases
Georgia Pacific Masisas Resinas Ltda	Equity investment	10,372,306	—	—	Purchases
Resinas Concordia S.A.	Equity investment	6,082,422	—	—	Purchases
Andinos S.A.	Directors in common	4,375,102	14,459,427	881,262	Sales
		2,437,922	1,275,431	2,126,154	Purchases
		—	642,530	17,908	Services repayments
Forestal Terranova
Mexico de C.V.	Directors in common	—	1,302,294	2,233,925	Sales
Masnova S.A.	Equity investment	—	—	2,529,235	Sales
Terranova Costa Rica S.A.	Equity investment	—	—	241,205	Sales
Terranova Colombia S.A.	Equity investment	—	—	509,999	Sales

NOTE 20 - NON-OPERATING INCOME

Non-operating income during each year was as follows:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Gain on sales of discontinued inventory and property, plant and equipment	230,598	694,703	919,228
Gain on sales of investments (Note 10)	497,993	7,451,932	—
Equity in earnings of equity investments (Note 10)	473,324	19	11,389
Interest and other financial income	5,894,111	8,638,083	10,052,729
Reversal of allowance for doubtful accounts	—	—	2,045,598
Realization of translation reserves (Note 10)	—	1,915,097	—
Forgiveness of notes payables	—	—	509,495
Other	206,269	40,040	209,805

Total	7,302,295	18,739,874	13,748,244

Back to Contents

NOTE 21 - NON-OPERATING EXPENSES

Non-operating expenses during each year were as follows:
	Year ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Interest expense	8,150,499	15,538,553	15,944,603
Write-down of other assets to fair value (Notes 12 and 9)	2,396,817	5,570,842	—
Amortization of goodwill and negative goodwill (Note 11)	199,583	967,460	190,387
Equity in losses on equity investments (Note 10)	656,312	99,442	—
Donations	85,511	58,214	46,306
Write-downs of fixed assets	16,639	—	—
Provision for doubtful accounts	—	1,988,485	—
Losses on sales of property, plant and equipment	22,963	63,274	—
Depreciation of equipment temporarily out of service	120,454	650,269	310,186
Other	105,689	595,289	405,595

Total	11,754,467	25,531,828	16,897,077

NOTE 22 - MINORITY INTEREST

The participation of minority shareholders in each subsidiary company was a follows:

	2001	2002

	ThCh$	ThCh$
Forestal Tornagaleones S.A.	24,383,583	24,034,866
Maderas y Sintéticos del Perú S.A.C.	(405)	(206)
Forestal Argentina S.A.	18,471,319	19,672,796

Total	42,854,497	43,707,456

NOTE 23 - SUBSEQUENTS EVENTS

On January 21, 2003, the subsidiary Masisa Overseas Limited obtained from The Bank of Nova Scotia, a long-term note in the amount of US$25,000,000, in which Scotiabank Sudamericano takes part as an Agent. This loan will be used for the pre-payment of bank liabilities of the Company. This loan is guaranteed by Masisa and Masisa Argentina S.A.

Back to Contents

NOTE 24  -  DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED
                     ACCOUNTING PRINCIPLES

Accounting principles generally accepted in Chile (“Chilean GAAP”) vary in certain important respects from the accounting principles generally accepted in the United States of America.  Such differences involve certain methods for measuring the amounts shown in the financial statements, as well as additional disclosures required by generally accepted accounting principles in the United States of America (“US GAAP”).

1	Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under accounting principles generally accepted in the United States are as follows:

a)	Inflation accounting

Chilean accounting principles require that financial statements be restated to reflect the full effects of the loss in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities.  The method, described in Note 2 b), is based on a model which enables calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements.

The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, and allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

The cumulative inflation rate in Chile as measured by the Consumer Price Index  for the three-year period ended December 31, 2002 was approximately 10.8% and, accordingly, Chile is not presently considered to have a highly inflationary economy (defined as an economy that has cumulative inflation of approximately 100% or more over a three-year period).  However, the inclusion of price-level adjustments in the accompanying financial statements is considered appropriate under the prolonged inflationary conditions which affected the Chilean economy in the past. Accordingly, the effect of price-level changes is not eliminated in the reconciliation to US GAAP included in paragraph 1 l) below.

Back to Contents

The price-level restatement, as determined under Chilean GAAP by restating non-monetary assets and liabilities, was as follows:

	Year ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Restatement of non-monetary accounts based on Consumer Price Index:
Inventories	204,355	437,775	346,906
Property, plant and equipment	3,391,843	4,362,713	4,154,605
Investments in related companies	5,056,930	3,064,893	—
Other assets	14,717	624,986	152,954
Shareholders’ equity	(10,424,703)	(8,046,295)	(8,484,578)
Increase in assets and liabilities due to indexation of UFs and balances denominated in foreign currency	1,578,790	(2,839,386)	451,246
Restatement of income and expense accounts in terms of year-end constant pesos	(333,817)	(45,499)	(373,394)

Price-level restatement loss	(511,885)	(2,440,813)	(3,752,261)

b)	Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes.  Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach.  For US GAAP purposes, in prior years the Company applied SFAS No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach, with deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts will be realized.  Deferred tax assets must be reduced by a valuation allowance when it is more likely than not such assets will not be realized.  After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliation in prior years.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 l) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 b) below.

Back to Contents

c)	Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for each year, as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses.  Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile, provision has been made in the accompanying US GAAP reconciliation in paragraph 1 l) below to recognize the corresponding decrease in Shareholder’s equity at December 31 of the year to which the net income is attributed.

d)	Development stage results of operations

For Chilean GAAP purposes, investments in majority-owned subsidiaries in the development stage are recorded by the equity method and the investor’s proportional share of the investee’s results of operations are taken to a reserve which forms part of the investor’s shareholders’ equity.  For US GAAP purposes, majority-owned subsidiaries in the development stage are consolidated and charge the results of their operations directly to income.  Until January 1, 2001, Maderas y Sintéticos del Perú S.A.C. was in the development stage.  The difference between charging development stage results to equity under Chilean GAAP and to income under US GAAP has been included in the reconciliation of net income in paragraph 1 l) below.

e)	Investments accounted for using the equity method

In accordance with US GAAP, accounting for investments under the equity method requires that the earnings or losses and the financial position of an investee be determined in accordance with US GAAP. Thus, in determining the difference between the cost of an investment and the underlying equity in investee net assets, it is first necessary to adjust the investee’s financial statements to eliminate any material variances from US GAAP.  Until January 1, 2001, and with respect to the Company’s investment in Tornagaleones, differences between Chilean and US GAAP mainly related to the revaluation of timber resources as described in paragraph 1 g) and capitalization of interest costs from financing such resources as described in paragraph 1 h) and differences in accounting treatment for deferred income taxes between Chilean GAAP and US GAAP as described in paragraph 1 b).  The effect of these differences as they relate to capitalization of interest costs and deferred income taxes for investments accounted for under the equity method are shown below in the reconciliation of net income and shareholder’s equity in paragraph 1 l) below.

f)	Consolidation

For purposes of US GAAP, consolidation is required when there is an ability of an entity to direct the policies and management that guide the ongoing activities of another entity so as to increase its benefits and limit its losses from that other entity’s activities.  Masnova de Mexico S.A. de CV is 50% owned by Masisa de Mexico S.A. de C.V. and 50% owned by a related party and the Company has the ability to control the entities’ operations.   For Chilean GAAP purposes, however, Masnova de Mexico S.A. de CV is not consolidated.  The effects of not consolidating Masnova under Chilean GAAP are not material and accordingly are not included in the reconciliation of net income and net equity accounts.  Masnova de Mexico S.A. de CV’s balance sheet includes total assets of ThCh$ 2,010,968, total liabilities of ThCh$ 1,984,258, and stockholders equity of ThCh$ 26,710.  Masnova de México S.A. de CV’s has no material commitments or contingencies.

Back to Contents

g)	Revaluation of timber resources

As mentioned in Note 2 h), certain timber assets are reported in the financial statements at amounts determined in accordance with a technical appraisal.  Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States.  The effects of the reversal of this revaluation for both equity investments and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 l) below.  As previously indicated in Note 2 h) the revaluation of timber resources is not given effect in the statement of income under Chilean GAAP.

h)	Capitalization of interest costs

Under Chilean GAAP, the capitalization of interest costs is optional.  However, as described in Note 2 h), the Company capitalizes financing costs on long term investment projects in a manner consistent with US GAAP.  Tornagaleones, which was accounted for under the equity method for the year ended December 31, 2000 and which was consolidated at and for the years ended December 31, 2001 and 2002, capitalized interest costs incurred in connection with the development of forests.  Under US GAAP interest costs incurred to finance the development of forests are not normally capitalized.  The effect of capitalizing interest costs under Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 l) below.

i)	Business combinations

Under US GAAP the purchase method is used for all business combinations.  The acquired company’s assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company.  If, after the assets, including intangibles, and liabilities of the acquired company have been adjusted to their fair value, at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill.  SFAS No. 141 establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be allocated pro rata to the acquired assets or written off immediately as an extraordinary gain.  Goodwill and certain specifically identified intangibles are assigned an indefinite useful life.  Accordingly, no goodwill amortization expense was recorded for US GAAP purposes in 2002. Goodwill and indefinite life intangibles are subject to annual impairment tests based on the fair value method.

Under Chilean GAAP, as disclosed in Note 2 j) the difference between the purchase price and net book value of an acquired company at the acquisition date is recorded as goodwill and then amortized to income over periods of ten to twenty years.

Goodwill arising from the purchase of Masisa Cabrero S.A. was adjusted to conform Chilean purchase accounting with US GAAP and is shown in the reconciliation of net income and shareholders’ equity in paragraph 1 l) below.

Goodwill arising from the acquisition of C y D Agrofruta Ltda. of ThCh$ 743,366 was charged directly to expense in 2001 as described in Note 11.  The Company concurrently recognized a deferred tax asset, which was the only asset acquired, for ThCh$ 945,550 which reduced the Company’s income tax expense by the same amount.  The Company does not consider the net impact to be material to the consolidated financial statements.  Under US GAAP, neither goodwill expense nor an income tax benefit would have been recognized.  Accordingly, a reclassification of the charge to goodwill against income tax expense would be required for a proper presentation under US GAAP.  The Company does not consider the remaining impact on income tax expense to be material to the US GAAP results.  Accordingly, there is no net impact on either net income or shareholders’ equity.

Back to Contents

Negative Goodwill resulting from the purchase of additional shares of Forestal Tornagaleones is being amortized over 20 years under Chilean GAAP. Under US GAAP, this negative goodwill would have been allocated pro rata to the acquired noncurrent assets as of the acquisition date resulting in lower depreciation expense.  The difference between amortizing the negative goodwill to income over 20 years under Chilean GAAP and the depreciation expense impact under the full allocation of US GAAP has not been included in the reconciliation of net income and shareholders` equity as the net impact is not material.

j)	Tax effect of cumulative translation adjustment

Under Chilean GAAP, the Company does not record in the cumulative translation adjustment the tax effect of transaction losses on foreign currency debt that hedges a net investment; such tax effect is recorded in net income. Under US GAAP, as such losses are currently deductible for income tax purposes, the transaction losses are recorded net of related income taxes in the cumulative translation adjustment.  The effect of this adjustment is shown in the reconciliation of net income and shareholder’s equity under paragraph 1 l).

k)	Comprehensive income

In 1998, the Company adopted SFAS No. 130, “Reporting Comprehensive Income”. SFAS No. 130 establishes guidelines for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The adoption of SFAS No. 130 had no impact on total shareholders’ equity.  The effect of this new standard is shown in paragraph 1 l).

l)	Effects of conforming to US GAAP

The adjustments to reported net income and comprehensive income required to conform with accounting principles generally accepted in the United States of America were as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):

	Year ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Net income as shown in the Chilean GAAP financial statements	17,995,173	21,157,443	10,476,879
Deferred income taxes (par. 1 b)	(406,133)	(13,966)	1,234,736
Development stage results of operations (par. 1 d)	(159,395)	—	—
Investments accounted for using the equity method (par. 1 e)	(280,167)	—	—
Goodwill amortization (par. 1 i)	(26,889)	(102,715)	221,580
Capitalization of interest (par. 1 h)	—	(1,275,377)	(993,287)
Net effects of US GAAP adjustment for capitalized interest on minority interest	—	673,821	477,142
Tax effect of cumulative translation adjustment (par. 1 j)	(332,589)	(1,271,654)	(1,226,172)

Net income in accordance with US GAAP	16,790,000	19,167,552	10,190,878

Other comprehensive income:
Change in the cumulative translation adjustment	1,714,983	8,923,517	9,221,668

Comprehensive income in accordance with US GAAP (par. 1 k)	18,504,983	28,091,069	19,412,546

Accumulated other comprehensive income	48,650,106	67,767,444	84,049,251

Back to Contents

The adjustments required to conform shareholders’ equity to US GAAP were as follows (all amounts are expressed in thousands of Chilean pesos of December 31, 2002 purchasing power):

	At December 31,
	2001	2002

	ThCh$	ThCh$
Shareholders’ equity as shown in the Chilean GAAP financial statements	297,202,427	312,822,805
Deferred income taxes (par.1 b)	(10,373,342)	(9,138,606)
Minimum dividend (par. 1 c)	(6,347,233)	(3,143,064)
Investments accounted for using the equity method (par. 1 e)	(898,124)	(898,124)
Reversal of revaluation of timber resources (par. 1 g)	(7,873,679)	(11,356,590)
Capitalization of interest (par. 1 h)	(1,275,377)	(2,268,664)
Accumulated goodwill amortization (par. 1 i)	(129,604)	91,976
Net effects of US GAAP adjustment for capitalization of interest on minority interest	673,821	1,150,963

Shareholders’ equity in accordance with US GAAP	270,978,889	287,260,696

The changes in shareholders’ equity determined under US GAAP were as follows (all amounts are expressed in thousands of Chilean pesos at December 31, 2002):

ThCh$

Balance at December 31, 1999	213,565,781
Reversal of accrual of minimum dividend required by law at prior year end	3,970,603
Distribution of dividends	(5,153,438)
Increase in cumulative translation adjustment	1,714,983
Accrual of minimum dividend required by law	(5,402,800)
Net income for the year	16,790,000

Balance at December 31, 2000	225,485,129
Reversal of accrual of minimum dividend required by law at prior year end	5,402,800
Increase capital	26,376,423
Distribution of dividends	(8,029,299)
Increase in cumulative translation adjustment	8,923,517
Accrual of minimum dividend required by law	(6,347,233)
Net income for the year	19,167,552

Balance at December 31, 2001	270,978,889
Reversal of accrual of minimum dividend required by law at prior year end	6,347,233
Increase capital	—
Distribution of dividends	(6,334,908)
Increase in cumulative translation adjustment	9,221,668
Accrual of minimum dividend required by law	(3,143,064)
Net income for the year	10,190,878

Balance at December 31, 2002	287,260,696

Back to Contents

m)	Income statement and balance sheet classifications under US GAAP

As disclosed in Notes 20 and 21, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e. certain gains and losses on sales of property, plant and equipment; write-downs of property, plant and equipment; depreciation of equipment temporarily out of service, provisions for accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist as summarized in Note 1 l).  Consequently, under US GAAP, operating income amounted to ThCh$ 25,276,764, ThCh$ 19,960,779, and ThCh$ 24,107,106 for the years ended December 31, 2000, 2001 and 2002, respectively.

As disclosed in Note 14 c) the Company has been released from the compliance of certain covenants regarding loans in the amount of US$ 4,369,475 contracted with Forestal Argentina S.A.  The Company has received a letter releasing it from compliance until April 30, 2003.  For Chilean GAAP purpose this loan continues to be classified as a long-term obligation.  For US GAAP disclosure purposes this loan would be reclassified to current obligations.  However, subsequent to the fiscal year-end, and before issuance of these financial statements, the Company received additional long-term funding in the amount of US$ 25,000,000 (see Note 23 subsequent events) of which the resources will be used for the pre-payment of the Forestal obligation and other bank liabilities if needed.  Accordingly, for US GAAP purpose we have not reclassified this note to short-term obligations.  The effect of including this obligation in long-term obligations has no impact on other loan covenants.

In addition, as described in 1 e) above, the Company consolidated Tornagaleones effective January 1, 2001.  Under US GAAP, consolidation would have occurred prospectively from the date that restrictions lapsed, which was near June 30, 2001.  Presented below is an income statement presented in accordance with Chilean GAAP that shows the results for Tornagaleones for the first six months as allowed under Chilean GAAP.  These amounts would be accounted for on an equity basis for US GAAP.

ThCh$

OPERATING RESULT
Net sales	4,477,365
Cost of sales	(3,788,445)
Selling and administrative expenses	(370,103)

Operating income	318,817

NON OPERATING RESULTS
Interest financial income	15,127
Other income	69,229

Non operating income	84,356

NON OPERATING EXPENSES
Interest expense	(610,695)
Other expenses	(38,048)
Price level restatements	(839,693)

Non operating expenses	(1,488,436)

Income before income taxes and minority interest	(1,085,263)
Income taxes	(35,937)
Minority interest	91,368

NET LOSS	(1,029,832)

Back to Contents

2	Additional disclosure requirements

a)	Earnings per share

In 1998, the Company adopted SFAS No. 128, “Earnings Per Share”.  SFAS No. 128 requires the disclosure of Basic and Diluted Earnings Per Share (EPS).  Basic EPS is calculated using income available to common stockholders divided by the weighted average of common shares outstanding during the year.  Diluted EPS is similar to Basic EPS except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.  The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares purchasable from the proceeds of the options assumed to be exercised. Diluted EPS is equal to Basic EPS for all periods presented as the Company did not have any potentially dilutive securities.  The following disclosure of earnings per share information is not generally required for presentation in the financial statements under Chilean accounting principles but is required under US GAAP:

	Year ended December 31,
	2000	2001	2002

	Ch$	Ch$	Ch$
Basic and diluted earnings per share under Chilean GAAP	21.40	22.92	11.28

Basic and diluted earnings per share under US GAAP	19.97	20.76	10.98

Weighted average number of shares of Common Stock outstanding (in thousands)	840,500	923,141	928,515

b)	Income taxes

The provisions for income taxes charged to the results of operations were as follows:

	2000	2001	2002

	ThCh$	ThCh$	ThCh$
Deferred tax expense (benefit) under Chilean GAAP:
Chile	992,436	(1,111,052)	1,153,059
Foreign	(409,235)	(2,266,880)	(252,918)
Additional deferred tax expense (benefit) under US GAAP:
Chile adjustment	238,696	13,966	(1,234,736)
Chile reclassification	—	743,366	—
Foreign	167,436	—	—

Total deferred tax provision	989,333	(2,620,600)	(334,595)

Current tax provision:
Chile	1,254,692	1,388,578	4,154,140
Foreign	2,921,250	1,576,927	—
Adjustment to current tax provision under US GAAP	332,589	1,271,654	1,226,172

Total income tax provision	5,497,864	1,616,559	5,045,717

All of the income tax provision in each year arises from Chilean, Argentine, Mexico, Peru, and Brazilian sources.

Back to Contents

Deferred tax assets (liabilities) are summarized as follows at December 31:

	2001	2002

	ThCh$	ThCh$
Property, plant and equipment (1)	(20,009,207)	(19,866,790)
Inventories	(1,654,093)	(2,924,539)

Gross deferred tax liabilities	(21,663,300)	(22,791,329)

Tax loss carryforwards (2)	4,506,850	6,720,044
Notes and accounts receivable	1,038,521	448,336
Deferred revenues	305	260
Accounts payable	111,763	84,703
Accrued vacations	132,188	138,919
Other provisions	1,373,829	1,090,215

Gross deferred tax assets	7,163,456	8,482,477

Net deferred tax liabilities	(14,499,844)	(14,308,852)

Net deferred tax liabilities under Chilean GAAP	(4,126,502)	(5,170,246)
Additional net deferred tax liabilities under US GAAP	(10,373,342)	(9,138,606)

Total net deferred tax liabilities as indicated above	(14,499,844)	(14,308,852)

(1)
Includes tax benefits from Argentina that consist of  the deferral of income tax on gains arising from the sales of fixed assets when those assets are subsequently replaced by new similar assets.  For tax purpose, the gains are credited against the tax basis of the new assets.

(2)
The tax loss carryforwards at December 31, 2002 originated in Masisa Argentina S.A. and Forestal Argentina S.A. during 2002 and have a five year expiration date.  The tax loss carry forwards originating in C y D Agrofruta Ltda. and Brazil have no expiration date.  The asset for tax loss carryforwards is net of a valuation allowance of ThCh$9,019,776 related to losses in Argentina that the Company does not believe are “more likely than not” of recovery based on the economic situation.

Back to Contents

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (15% in 2000 and 2001, 16% in 2002) to US GAAP pretax income as a result of the following differences:

	Year ended December 31,
	2000	2001	2002

	ThCh$	ThCh$	ThCh$
US GAAP pretax income
Chile	12,884,134	12,847,028	20,385,982
Foreign	9,403,731	8,779,165	(5,149,386)

Total	22,287,865	21,626,193	15,236,596

At statutory Chilean tax rates
Chile	1,932,620	1,927,054	3,057,897
Foreign	1,410,559	1,316,874	(772,408)

Total	3,343,179	3,243,928	2,285,489

Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	81,632	512,016	768,596
Non-taxable income	(8,674)	(2,552,568)	(2,388,835)
Non-deductible expenses	479,721	941,882	1,362,271
Adjustments of income tax provision of prior year	7,676	12,762	46,022
Other local income taxes	22,319	—	(159,974)
Difference between tax rate in Argentina, Mexico and Brazil	1,495,910	(2,798,978)	(2,338,698)
Change in valuation allowance	—	2,495,296	6,524,480
Other	76,101	(237,779)	(1,053,634)

At effective tax rates	5,497,864	1,616,559	5,045,717

c)	Other disclosures

i)	Net foreign exchange adjustments were a loss of ThCh$1,938,388 in 2002 and gains of ThCh$3,189,296 and ThCh$1,578,790, in 2000 and 2001, respectively.

ii)	Disclosures about fair value of financial instruments and derivatives.

Back to Contents

a)	The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2001 and 2002 for which it is practicable to estimate that value:

•
For cash, short-term time deposits, short-term bank loans, current accounts receivable and current accounts payable, the carrying amounts approximate fair value due to the short-term maturity of these instruments.

•
For long-term receivables, the fair values were estimated using the interest rate the Company could obtain on long-term time deposits with a term similar to the estimated collection period of the receivable.

•	For long-term time deposits, the fair values were estimated using interest rates available for time deposits with similar remaining terms.

•	For long-term debt obligations, the fair values were estimated based on rates available to the Company for debt with similar terms and remaining maturities.

•	For foreign currency forward contracts and interest rate swaps, fair values were estimated based on quotes obtained from brokers for derivatives with similar terms and remaining maturities.

	At December 31, 2001		At December 31, 2002
	Carrying amount	Fair value	Carrying amount	Fair value

	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Cash	5,223,149	5,223,149	1,376,788	1,376,788
Time deposits (short-term)	9,806,026	9,806,026	3,615,399	3,615,399
Accounts receivable (current)	36,784,784	36,784,784	39,972,375	39,972,375
Accounts receivable(long-term)	1,318,566	1,318,566	1,052,943	1,052,943
Time deposits (long-term)	92,413,077	92,413,077	104,215,136	104,215,136
Liabilities
Short-term bank loans	17,571,279	17,571,279	23,055,791	23,055,791
Accounts payable (current)	14,659,267	14,659,267	14,630,642	14,630,642
Long-term bank loans	159,285,581	158,449,464	195,007,911	195,830,049
Long-term liabilities	52,935,730	51,881,280	55,806,149	57,670,586
Forward contracts	4,777,921	4,777,921	10,011,735	10,011,735
Interest rate swaps	12,091,261	12,091,261	12,864,492	12,864,492

Back to Contents

b)	Derivatives

See Note 8 for disclosures related to the Company’s derivatives as of December 31, 2001 and 2002.

The Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, effective January 1, 2001.  This standard requires recognition of all derivatives as either assets or liabilities in the balance sheet and measurement of those investments at fair value.  Generally, changes in the fair value of derivatives must be recognized in income unless the derivatives qualify as a hedge in accordance with the standard.  If the derivative qualifies as a hedge, the accounting for changes in fair value will depend on intended use of the derivative and the designation as either a fair value hedge, cash flow hedge, or a hedge of the foreign currency exposure.  In order to be eligible for hedge accounting strict contemporaneous documentation requirements including the method of measuring hedge effectiveness must be net.

The Company does use derivatives from time to time to manage foreign currency risk with respect to forecasted transactions and to manage interest rate risk.  The Company does not make regular use of derivative instruments and hedging activities are generally not significant.

The Company’s policy, described in Note 2 n), for recording losses on the debt obligations described in Note 10 is considered part of the Company’s translation policy under Chilean Technical Bulletin No. 64 and consistent with SFAS No. 133.

The Company has not designated any of the derivatives outstanding at December 31, 2001 or 2002 as hedges for US GAAP.  Accordingly, the Company considers the difference in accounting between Chilean GAAP and US GAAP for these derivatives to be immaterial.

iii)	Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions.  The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

With respect to accounts receivable, approximately 36.1% of the Company’s sales in 2002, 44.3% in 2001 and 45.1% in 2000 were to customers located in Chile.  A significant portion of its customers are in the Chilean furniture manufacturing and construction industries.  Approximately 40.7% of the Company’s sales were attributable to the Argentine and Brazil subsidiaries in 2001, 43.8% in 2000.  In 2002 the Company added a subsidiary in Mexico, and the compound sales of this three markets sums 41.2% of the Company’s sales.  The remaining sales were to other foreign countries.

iv)	Segment information

In 1998, the Company adopted SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”.  SFAS No. 131 establishes standards for public enterprises to determine and report information about operating segments in their annual and interim reports.  The “management approach” designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company’s reportable segments.

Back to Contents

The Company has determined that the information used by the Company’s key decision makers for making operating decisions and assessing performance is based on geographical segments.  The Company’s reportable geographical segments are Chile, Mexico, Argentina and Brazil. In year 2002 the Company started operations in Mexico.  Management views this segment as a key component of the entity’s business and expects the segment to meet the quantitative thresholds in future years.

The Company measures its reportable segments and evaluates their performance based on operating income (loss), which includes inter-segment revenues and corporate expenses that are allocated to the operating segments.  The Company is not dependent on any single customer.  The accounting policies underlying the reported segment data are the same as those described in the summary of significant accounting policies (see Note 2).

The table below presents information in millions of Chilean pesos about reportable segments for the years ending December 31.

(In millions of Chilean pesos)

2002	Chile	Argentina	Brazil	Mexico	Other (2)	Total

Sales (1)	88,555	35,331	33,180	12,191	(7,274)	161,983
Operating income	16,731	537	4,123	151	(110)	21,432
2001

Sales (1)	95,069	47,548	26,188	—	(9,464)	159,341
Operating income	17,757	6,283	4,996	—	73	29,109
2000

Sales (1)	70,558	46,417	12,161	—	(10,791)	118,345
Operating income	16,213	11,028	(150)	—	813	27,904

(1)	Sales figures are based on the location in which the sale is originated.
(2)	Other includes other countries and inter-company elimination.

The following is sales information based on the location to which the product is shipped and long-lived asset information by geographic area:

	Sales			Property, plant and equipment year ended December 31,

	2000	2001	2002	2000	2001	2002
(In millions of Chilean pesos)
Domestic:
Chile	53,400	70,666	58,518	107,458	143,899	144,746
Argentina	32,053	33,876	11,388	87,076	154,252	163,937
Brazil	19,821	31,011	35,758	53,230	106,512	125,843
Mexico	—	—	19,729	—	—	11,628
Foreign	13,071	23,788	36,590	—	2	3

Total	118,345	159,341	161,983	247,764	404,665	446,157

The remaining long-lived assets not allocated represent primarily long-term time deposits that are held by the Company in Chile.

Back to Contents

Enterprise wide sales information based on the Company’s products is as follows:

	Sales Year ended December 31,
	2000	2001	2002

(In millions of Chilean pesos)
Raw particle board	20,021	19,359	23,006
Coated particle board	41,842	40,503	39,869
Raw MDF	43,744	76,765	73,780
Coated MDF	10,749	14,238	12,309
Oriented Strand Board (OSB)	—	—	6,482
Others	1,989	8,476	6,537

Total	118,345	159,341	161,983

Foreign revenue includes export sales from Chile, Mexico, Argentina and Brazil to other countries.  Below, such amounts are detailed by major geographic area:

	2000	2001	2002

(In millions of Chilean pesos)
North America	1,134	1,144	2,378
Central and South America	8,057	14,590	13,403
Asia	2,808	7,065	19,596
Europe	1,072	989	1,213

Total export sales from Chile, Mexico, Argentina and Brazil	13,071	23,788	36,590

Export sales from Chile, Mexico Argentina and Brazil as a percentage of total sales	11.04%	14.93%	22.59%

Back to Contents

v)	Investment in unconsolidated subsidiaries and joint ventures.

Below is summarized financial information on the following significant unconsolidated subsidiaries and joint ventures.  All of these companies were either consolidated or sold by December 31, 2002.

Forestal Tornagaleones S.A. and subsidiaries	At and for the year end December 31, 2000

(In millions of constant Chilean pesos)
Current assets	6,485
Non current assets	85,273
Current liabilities	6,408
Non current liabilities	33,049
Revenues	6,503
Net income (loss)	156
Resinas Concordia S.A.

(In millions of constant Chilean pesos)
Current assets	2,323
Non current assets	10,715
Current liabilities	2,524
Non current liabilities	203
Revenues	6,935
Net income	186
Georgia-Pacific Masisa Resinas Ltda.

(In millions of constant Chilean pesos)
Current assets	3,457
Non current assets	10,527
Current liabilities	740
Non current liabilities	3,807
Revenues	8,722
Net income	745
Maderas y Sintéticos del Perú S.A.C.

(In millions of constant Chilean pesos)
Current assets	2,173
Non current assets	3
Current liabilities	2,460
Non current liabilities	—
Revenues	2,506
Net loss	160

Back to Contents

vi)	Pro Forma Condensed Income Statement

APB No. 16 “Business Combinations”, required the disclosure of certain pro forma information concerning to results of operations of the Company as though its acquisition of Masisa Cabrero S.A. had occurred as of the beginning of 2000.

The following unaudited pro forma information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which actually would have been resulted had the acquisition occurred on the date indicated, or which may result in the future:

Year ended December 31,

(In millions of constant Chilean pesos)	2000
Net sales	144,626
Chilean GAAP net income	21,830
Basic and diluted earnings per share under Chilean GAAP	25.19

d)	Accounting developments

In July 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”.  FAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred.  When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset.  Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset.  Upon settlement of the liability, the entity either settles the obligation for the amount recorded or incurs a gain or loss.  FAS No. 143 is effective for fiscal years beginning after June 15, 2002.  Although the Company is evaluating the effects of this Statement on its financial position and results of operations, management does not believe that the adoption of this Statement will have a material impact on the results of its operations.

In June 2002, the FASB issued SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities” (FAS 146). This statement supersedes Emerging Issues Task Force (EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”.  FAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability is recognized at the date an entity commits to an exit plan. FAS 146 also establishes that the liability should initially be measured and recorded at fair value. The provisions of FAS 146 will be effective for any exit and disposal activities initiated after December 31, 2002. The Company is evaluating the effect of this statement on its financial position and results of operations, however, it does not expect the adoption will have a material impact on the Company’s results of operations or financial position.

Back to Contents

In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. Initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified.  The Company is evaluating the impact of the new interpretation, however, the adoption of FIN 45 is not expected to have a material impact on the Company’s results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148 “Accounting for Stock- Based Compensation- Transition and Disclosure- an amendment of FASB Statement No. 123” (FAS 148). This statement, which is effective for financial statements for fiscal years ending after December 15, 2002, amends SFAS No. 123 “Accounting for Stock Based Compensation” (FAS 123) to provide alternative methods of voluntarily transitioning to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirements of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The Company is evaluating the effect of this statement on its financial position and results operations, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires that companies that control another entity through interests other than voting interests should consolidate the controlled entity. FIN 46 applies to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest in after that date.  The related disclosure requirements are effective immediately.  The Company is presently evaluating the impact of the new interpretation, however, management does not expect that the adoption will have a material impact on its results of operations or financial position.