Form 20-F
period 2003-12-31
MASISA S A
filed 2004-06-30
CIK 900335

As filed with the Securities and Exchange Commission on June 30, 2004.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

Commission file number 1-12010

MASISA S.A.
(Exact name of Registrant as specified in its charter)

MASISA
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile
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
ITEM 17      ITEM 18

Page

PART I

PART II

Item 5. Operating and Financial Review and Prospects	38
Item 6. Directors, Senior Management and Employees	54

PART III

PART IV

Item 17. Financial Statements	81
Item 18. Financial Statements	81
Item 19. Exhibits	81

-ii-

PRESENTATION OF INFORMATION

    Masisa S.A. (“Masisa Chile” and, together with its subsidiaries, “Masisa” or the “Company”) is a corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“Chile”).

    In this Annual Report, unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to the “Consumer Price Index” or “CPI” are to the Indice de Precios al Consumidor published by the Chilean Instituto Nacional de Estadísticas and references to “UF” or “Unidades de Fomento” are to Unidades de Fomento, a Chilean financial index adjusted for changes in the CPI. Unless otherwise specified, financial data in the Consolidated Financial Statements and elsewhere in this Annual Report are presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). Chilean GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 23 of the Consolidated Financial Statements (“Note 23”) provides a description of the principal differences between Chilean GAAP and U.S. GAAP and contains a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2002 and 2003 and the Company’s net income for each of the last three years in the period ended December 31, 2003.

    On April 10, 2003, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) authorized Masisa to maintain its accounting records in U.S. dollars as of January 1, 2003. On October 10, 2003, the Superintendencia de Valores y Seguros (the “Chilean Securities and Insurance Authority” or “SVS”) authorized the Company to present its annual and quarterly statutory financial statements in U.S. dollars. The Company’s functional currency has not changed and remains the U.S. dollar. In accordance with Chilean GAAP, the Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously presented in Chilean pesos were recast in accordance with accounting principles generally accepted in Chile to be presented in U.S. dollars using the exchange rates as of December 31, 2002 and 2001, respectively. The exchange rates used for this purpose as of December 31, 2002 and 2001 were Ch$ 718.61 and Ch$ 654.79, respectively. See Note 23 of the Consolidated Financial Statements for a description and quantification of the differences between U.S. GAAP and Chilean GAAP related to the process of recasting the financial statements for periods prior to January 1, 2003.

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

-iii-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

    The table below presents selected consolidated financial information derived from the Consolidated Financial Statements of the Company for the years ended December 31, 1999 through 2003. The following information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the Notes thereto, included in Item 18 and Operating and Financial Review and Prospects included in Item 5. The Consolidated Financial Statements of the Company are prepared in accordance with Chilean GAAP. Chilean GAAP differs in certain significant respects from U.S. GAAP. Note 23 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2002 and 2003 and net income for each of the three years in the period ended December 31, 2003.

SELECTED FINANCIAL INFORMATION(1)

	As of and for the year ended December 31,

	1999	2000	2001	2002	2003

(in millions of US$, except per share and per ADS amounts)	US$	US$	US$	US$	US$

INCOME STATEMENT DATA
Chilean GAAP;
Net sales	165.7	194.3	236.3	225.4	281.8
Operating income	31.3	45.8	43.2	29.8	25.3
Non-operating results, net	(5.5)	(8.1)	(13.7)	(9.6)	(12.7)
Income taxes	(3.4)	(7.8)	0.6	(7.0)	(1.7)
Net income	22.5	29.5	31.4	14.6	9.6
Net earnings per share (2)	0.03	0.04	0.03	0.02	0.01
Net earnings per ADS (3)	0.80	1.05	1.02	0.47	0.31
Dividends per share (2)	0.011	0.014	0.009	0.005	0.004
Dividends per ADS (3)	0.32	0.41	0.28	0.14	0.12
U.S. GAAP;
Net sales	165.7	194.3	236.3	225.4	281.8
Operating income	30.3	41.5	28.0	31.0	24.1
Non-operating results, net	(4.2)	(5.5)	2.1	(8.3)	(14.1)
Income taxes	(4.7)	(10.3)	(0.5)	(5.3)	1.1
Net income	21.3	25.6	29.6	17.3	11.1
Basic and diluted earnings per share	0.03	0.03	0.03	0.02	0.01
Net earnings per ADS (3)	0.76	0.92	0.96	0.56	0.36
Weighted average number of shares (in thousands)	840,500	840,500	923,141	928,515	928,515
BALANCE SHEET DATA
Chilean GAAP
Total assets	580.0	741.6	884.7	793.5	866.8
Long-term liabilities	153.6	204.0	307.9	196.5	224.1
Shareholders’ equity	399.5	410.1	440.7	435.3	452.2
U.S. GAAP
Total assets	588.1	752.2	883.2	803.4	863.6
Long-term liabilities	139.9	189.6	293.5	183.8	214.2
Shareholders’ equity	387.1	397.4	415.3	428.1	436.3

(1)

The Company changed its reporting currency to US dollars beginning January 1, 2003 (see Note 2 to the Consolidated Financial Statements). The Chilean GAAP financial information for the periods 1999 to 2002 has been recast in accordance with Chilean GAAP using year-end exchange rates of Ch$ 530.07, Ch$ 573.65, Ch$ 654.79 and Ch$ 718.61, respectively. The historical U.S. GAAP information for the period 1999 to 2002 has been remeasured in accordance with US GAAP (see Note 23 to the Consolidated Financial Statements). Financial information for 1999 through 2000 is not consolidated with Forestal Tornagaleones S.A. Effective January 1, 2001, the Company accounts for Forestal Tornagaleones S.A. as a consolidated subsidiary in accordance with Chilean GAAP (see Note 2 to the Consolidated Financial Statements).

(2)

Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23(2)(a) to the Consolidated Financial Statements.

(3)	Per ADS amounts are determined by multiplying per share amounts by 30, because one ADS is equal to 30 shares of Common Stock.

Exchange Rates

    The following table sets forth, for the periods indicated, the low, high and average Observed Exchange Rates as reported by the Central Bank, expressed in pesos per U.S. dollar.

Period	Daily Observed Exchange Rate Ch$ per US$

Year Ended December 31,	Low (1)	High (1)	Average(2)

1999	468.69	550.93	512.85
2000	501.04	580.37	542.08
2001	557.13	716.62	637.57
2002	641.75	756.56	692.32
2003	593.10	758.21	686.89

Source: The Central Bank of Chile.
(1)	Rates shown are the actual low and high, on a day-by-day basis, for each period.
(2)	Average of month-end rates.

    The following table sets forth, for the months indicated, the high and low Observed Exchange Rates as reported by the Central Bank, expressed in pesos per U.S. dollar.

	Daily Observed Exchange Rate Ch$ per US$

	Low (1)	High (1)

2003:

December	593.10	617.85
2004:
January	559.21	596.78
February	571.35	598.60
March	588.04	623.21
April	596.61	624.98
May	622.25	644.42

Source: The Central Bank of Chile.
(1)	Rates shown are the actual low and high, on a day-by-day basis, for each period.

    On June 17, 2004, the observed exchange rate was Ch$648.16 to US$1.00.

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

The Company may face significant competition

    Currently, the Company produces a significant portion of the particle board and MDF manufactured in Chile and Argentina, as well as the MDF manufactured in Brazil and the particle board manufactured in Mexico. In addition the Company is the only producer of OSB in Brazil. No assurance can be given that the Company will not face increased competition in the future in Chile or any other country in which the Company operates from domestic or foreign competitors, some of which may have greater financial resources than the Company. Currently the MDF production capacity in Brazil is increasing as MDF producers enter the market. Additionally, new MDF plants in

Argentina and Chile, have increased production capacity in countries in which domestic production already exceeded local sales, thus increasing market pressure on the Company to export products it produces in those markets. There can be no assurance that the Company will maintain or increase its domestic or export market positions. In addition, the Company’s board products compete with other types of board products, such as gypsum, asbestos-cement and plywood. There can be no assurance about how successfully the Company’s products will compete with such other types of board products. An increase in competition in the particle board market, the MDF market, the OSB market or the board products market taken as a whole could adversely affect both the Company’s share of those markets and the price at which the Company is able to sell its products.

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

The Company could be adversely affected if it encounters labor relations problems with its unionized employees

    Approximately 57% of the Company’s employees in Chile are union members, while in Argentina and Brazil, the Company’s employees are governed by collective bargaining agreements negotiated on an industry-wide basis. In Mexico 40% of the Company’s employees are union members and are subject to collective bargaining agreements negotiated on an industry wide basis. Although the Company has never experienced a work stoppage that has had a material effect on its operations and its relations with unions have generally been good, future strikes or any other types of conflict with the unions and/or personnel may have a material adverse effect on the Company. See “Item 6. Directors, Senior Management and Employees” for further discussion on the Company’s employees.

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

Risks Related to the Company’s Common Stock and ADSs

The market for the Company’s ADSs and common shares could become illiquid and volatile

    The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. Because of the limited trading market for the Company’s common stock, a holder of American Depositary Shares (“ADSs”) may have a limited ability to sell ADSs or common stock obtained upon withdrawal from the ADR facility in the amount and at the price and time that it desires. This limited trading market may also increase the volatility of the price of the ADSs.

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations

    If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary for the ADSs could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary in pesos, are then converted by the depositary into U.S. dollars at the then prevailing exchange rate and distributed to the holders of the ADSs evidencing those ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADSs.

Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in the Company’s shares

    Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of investments and the earnings on them. There can be no assurance that additional Chilean restrictions applicable to the holders of ADS, the disposition of underlying common shares, the repatriation of the proceeds from such acquisition or disposition or the payment of dividends will not be imposed in the future, nor can there be any assessment as to the duration or impact of such restrictions if imposed.

Preemptive rights may be unavailable to ADS holders in certain circumstances

    The Chilean Stock Companies Act requires the Company, whenever it issues new shares for cash, to grant preemptive rights to all of its shareholders (which may include holders of ADSs), giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage.

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

A large percentage of the ownership of Masisa Chile is concentrated in the hands of a single stockholder, whose interests may differ from those of other stockholders

    The controlling shareholder of the Company is Terranova S.A. (“Terranova”), formerly Forestal Terranova S.A., one of the companies belonging to the GrupoNueva group. See Item 7 for more information on the merger of Terranova and Forestal Terranova S.A. Terranova has been a shareholder since early 2001 and became the majority and controlling shareholder on July 22, 2002, when it acquired 43.16% of Masisa Chile’s stock from Maspanel S.A. As a result of that acquisition, a previous subscription for, and subsequent open market purchases of, shares of Masisa Chile, as of June 30, 2004, Terranova owned 52.43 % of the subscribed and paid Common Stock of Masisa Chile. See “Major Shareholders” under Item 7. As a result, Terranova has the power to elect a majority of the members of the Company’s Board of Directors and to determine the outcome of other actions requiring the approval by a simple majority in a shareholder vote.

The Company is not required to disclose as much information to investors as a U.S. issuer

    The corporate disclosure requirements applicable to the Company may not be equivalent to the requirements applicable to a U.S. company and, as a result, you may receive less information about the Company than you might otherwise receive in connection with a comparable U.S. company. The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the periodic disclosure required of foreign issuers under the Exchange Act is more limited than the periodic disclosure required of U.S. issuers. Publicly available information about issuers of securities listed on Chilean stock exchanges also provides less detail in certain respects than the information that is regularly published by or about listed companies in the United States or in certain other countries. Furthermore, the regulatory environment of the Chilean securities markets and of the activities of investors in such markets is not as highly regulated and supervised and differs in certain respects from the regulatory environment of the securities markets in the United States.

Risks Relating to Chile

A downturn in the Chilean economy may adversely affect the Company

    The Company conducts a large part of its operations in Chile, and accordingly, the results of the Company’s operations and financial condition are sensitive to and dependent upon the level of economic activity in Chile. While Chile’s gross domestic product (“GDP”) grew at the average rate of approximately 2.5% over the five-year period from 1997 to 2002 and grew an estimated 3.3% in 2003, there can be no assurance that such annual growth will continue in the future, or can the Company give assurances that future developments in or affecting the Chilean economy will not impair its ability to proceed with its business plan or materially adversely affect its business, financial condition or results of operations.

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

Currency devaluations and foreign exchange fluctuations may adversely affect the Company

    Changes in the value of the Chilean peso and other currencies in which the Company completes transactions against the U.S. dollar could adversely affect the Company’s financial condition and results of operations. The Chilean peso has been subject to large nominal devaluation events in the past, including an approximate 9.7% nominal decrease against the U.S. dollar from December 31, 2001 to December 31, 2002 (the last day in 2001 and 2002, respectively, for which the Observed Exchange Rates were reported). The Chilean peso increased approximately 17.4% nominally against the U.S. dollar from December 31, 2002 to December 31, 2003 (the last day in 2002 and 2003, respectively, for which the Observed Exchange Rates were reported.) The value of the Chilean peso against the U.S. dollar may fluctuate significantly in the future. See “Item 3. Key Information–Exchange Rates”. Historically, a significant part of the Company’s indebtedness has been denominated in U.S. dollars, while a certain of its revenues and operating expenses has been denominated in pesos. If the peso’s value declines against the dollar, the Company will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso/U.S. dollar exchange rate may affect the Company’s financial condition and results of operations.

    In particular, because the Company’s costs are largely incurred in U.S. dollars (or in Chilean pesos at prices tied to dollar denominated world prices) and certain of its income derived from Chilean operations is denominated in Chilean pesos, a significant devaluation of the peso against the dollar could have an adverse impact on the Company’s results of operation to the extent that the Company is unable to pass along increases in its costs of production in the form of higher prices for its products.

High levels of inflation in Chile could adversely affect the Company’s business

    A recurrence of the high levels of inflation Chile has experienced in the past could have an adverse impact on the Company’s business, financial condition and results of operations and on the value of the Company’s common shares and of the ADSs representing the common shares. The annual rate of inflation in Chile (as measured by changes in the Consumer Price Index of December and as reported by the Chilean National Institute of Statistics) was 2.3% in 1999, 4.5% in 2000, 2.6% in 2001, 2.8% in 2002 and 1.1% in 2003. The Company cannot assure you that Chilean inflation will not change significantly from current levels.

Energy shortages and increased energy costs could adversely affect the Company’s business

    Starting in April 2004, Argentina began restricting deliveries of natural gas to Chile due to supply and distribution problems in Argentina, Chile’s principal supplier. A significant portion of Chile’s electricity is produced from natural gas. Any shortage of natural gas could force Chile’s electric utilities to use costlier coal or petroleum based fuels to produce electricity or cause disruptions in the supply of electricity. Higher electricity costs or disruptions in the supply of electricity or natural gas could adversely affect the Company’s financial condition and results of operations.

Risks Relating to the Company’s Operations Outside of Chile

The Company’s operations outside of Chile expose us to economic, social, and political instability in foreign countries

    The Company has expanded its operations to Argentina, Brazil, and Mexico, opened commercial offices in Peru and Ecuador, and manages operations in Venezuela and may continue expanding its operations in those and other regional markets, if and when opportunities arise. The construction and operation of systems in these markets involve regulatory and governmental requirements that may be different from those in Chile. Economic, social, and political instability in foreign countries could have a material adverse effect on the Company’s revenues and profitability. The Company may also be adversely affected by foreign governmental regulations, fluctuations in foreign currency rates, taxation, and difficulties in managing international operations

Argentinean political and economic conditions, particularly the current economic crisis, may have a direct impact on the Company’s Argentinean operations

    Because a significant part of the Company’s operations and customers are located in Argentina, the Company’s financial condition and results of operations are in part dependent on Argentina’s economy. From 1999 until 2002, the Argentinean economy was in an economic recession. In 2002 the Argentinean economy experienced critical difficulties. During the first six months of 2002, the Argentinean government eliminated the U.S. dollar-Argentinean peso parity resulting in a devaluation of Argentina’s currency in 2002 of 237%. Additionally the Argentinean government imposed restrictions on cash withdrawals from bank accounts, on transfers of funds from Argentinean to foreign accounts and publicly announced its inability to pay its debt to foreign lenders. During 2002 Argentina also experienced higher rates of unemployment and a general deflation of prices and salaries.

Consequently, Argentina’s “country risk” has risen to record high levels. In 2003, the economy began to recover and some of the government financial restrictions were lifted.

    Because the Company’s business strategy in Argentina is to some extent focused on anticipated growth in demand for particle board, MDF, thin-MDF and MDF moldings, rather than seeking to capture market-share from existing producers and, in spite of the Company’s efforts to switch local sales to exports, if Argentina’s economic environment does not continue to improve, the Company’s Argentinean operations and Masisa’s results of operations could be further negatively affected. Although the economic situation began to improve in 2003, demand for products and services remains depressed. No assurance can be given that governmental measures or other factors will improve Argentina’s economy or that improvement in Argentina’s economy will promote an increase in the demand for particle board and/or MDF. Moreover, the Company faces direct competition from other Argentinean producers of wood board, both in Argentina or in neighboring markets such as Chile. Additionally, there can be no assurance that Argentinean labor laws will not change in the future or that any such labor or union developments will not have a material adverse effect on the Company.

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

    The Company’s operations and financial performance in Brazil may be adversely affected by any of the following factors:

  inflation;
  exchange control policies and rates;
  social instability;
  price instability;
  energy shortages and rationing;
  interest rates; and
  other political, diplomatic, social and economic developments in or affecting Brazil.

    The Company cannot predict the policies the new Brazilian administration may take in the future, and whether these policies may adversely affect Brazilian economic conditions or the Company’s results of operations.

Mexican political and economic conditions may have a direct impact on the Company’s operations in Mexico

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

Item 4. Information on the Company

History and Development of the Company

    Masisa S.A., or Masisa Chile, is a sociedad anónima abierta organized under the laws of Chile and was created in 1964 in the city of Valdivia, Chile as the legal successor to Fábrica de Maderas Aglomeradas, Ltda. Masisa Chile’s name was changed from Maderas y Sintéticos Sociedad Anónima Masisa to Masisa S.A. on May 15, 1998. From 1986 to July 2002 the Company was controlled by a privately-held Chilean industrial group consisting of Inversiones Pathfinder Chile S.A. (“Pathfinder”) and its subsidiaries (collectively with Pathfinder, the “Pathfinder Group”). From 1986 until 2000, the Pathfinder Group held its shares in the Company through Pathfinder and its substantially wholly-owned subsidiary, Inversiones Coigüe Dos S.A. (“Coigüe”). In August 2000, Pathfinder and Coigüe transferred all of their Masisa S.A. shares to a wholly-owned subsidiary of Pathfinder, Maspanel S.A. On July 22, 2002, Terranova, one of the companies belonging to the GrupoNueva group, acquired 43.16% of the Common Stock of Masisa Chile from Maspanel S.A. and became Masisa Chile’s majority and controlling shareholder. As a result of that acquisition, a previous subscription for, and subsequent open market purchases of, shares of Masisa Chile, as of June 30, 2004 Terranova owned 52.43 % of the Common Stock of Masisa Chile. Masisa Chile’s legal domicile is Valdivia, Chile, and its principal executive offices are located at Av. Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile. Its telephone number is (56-2) 707-8800.

    The Company is a leading producer of particle board, MDF and OSB in Latin America, with US$281.8 million in total net consolidated sales in 2003. The Company’s production facilities are located in Chile, Argentina, Brazil and Mexico, and the principal markets for its products are Chile, Argentina, Brazil, and Mexico. The principal consumers for both particle board and MDF are the furniture manufacturing and construction industries, and the principal consumers for OSB are the construction and packaging industries. Consolidated sales of particle board accounted for approximately 32.7% of the Company’s total consolidated net sales revenue in 2003, with raw, melamine-laminated and wood-veneered particle board accounting for approximately 10.9%, 20.0%, and 1.8% of the Company’s net sales revenue, respectively. Consolidated sales of MDF accounted for approximately 48.0% of the Company’s consolidated net sales revenue in 2003, with raw and coated (melamine-laminated and wood-veneered) MDF accounting for approximately 36.6% and 11.4% of the Company’s net sales, respectively. Consolidated sales of OSB accounted for approximately 9.8% of the Company’s consolidated net sales revenue in 2003.

    The Company also sells complementary products, such as board finishes and wood doors. Through its subsidiary Forestal Tornagaleones S.A. (“Forestal”), the Company sells timber and other wood products.

    According to Company estimates, in Chile, Masisa is the leading producer of raw, melamine-laminated and wood-veneered particle board.

    The Company commenced MDF production in Chile in February 1996 and, according to the Company’s estimates, is the leading producer of MDF in Chile. The Company is also a leading Chilean producer of wood doors for residential and commercial applications. Masisa’s products are sold in Chile through independent distributors and Company-franchised stores named Placacentros, primarily to furniture manufacturers and to the construction industry.

    The Company’s Argentinean subsidiary, Masisa Argentina S.A. (“Masisa Argentina”), produces raw and melamine-laminated particle board, as well as MDF and thin-MDF boards, in Argentina. Masisa Argentina commenced production of particle board in June 1994 and currently has two production lines with a total installed capacity of 185,000 cubic meters per year. In September 1995, Masisa Argentina started producing MDF at a plant with a capacity of 150,000 cubic meters per year. In October 2001, Masisa Argentina produced the first board at its newly constructed thin-MDF plant, which became fully operational by mid-2002 and has a total installed capacity of 120,000 cubic meters per year.

    Until Celulosa Arauco y Constitución S.A. (“Arauco”) opened its new MDF plant in Argentina in April 2002, in addition to the Company there was only one other producer of MDF in Argentina. This enabled the Company to rapidly become a major producer in Argentina’s MDF market. As in Chile, the Company sells its products in Argentina through both independent distributors and Placacentros.

    In addition, during 2003, approximately 63% (compared to 72% in 2002) of Masisa Argentina’s particle board and MDF physical volume of sales (in cubic meters) was to export markets, with approximately 33% (compared to 47% in 2002) of those export sales going to Brazil. The decrease in total export volume and export volume to Brazil as a percentage of total volume in 2003 compared to 2002 was due primarily to the moderate recovery of the local market in Argentina in 2003 following the devaluation and crisis in 2002. The recovery in Argentina, therefore, had the effect of reversing some of the export substitution experienced in 2002 when local Argentinean sales were depressed and the Company was able to offset local sales losses by taking advantage of the devaluation of the Argentinean peso to increase exports of its products from Argentina.

    The Company’s Brazilian subsidiary, Masisa do Brasil Ltda. (“Masisa Brazil”), was originally established in 1995 as a subsidiary of Masisa Argentina to conduct commercial and distribution activities in Brazil through its warehouses and distribution centers. During December 2001, Masisa Brazil underwent a corporate reorganization and became a controlled subsidiary of Masisa Inversiones Ltda. (“Masisa Inversiones”), a wholly-owned subsidiary of Masisa. In 1999, Masisa Brazil began construction on an MDF plant with a total installed production capacity of 240,000 cubic meters per year. The plant began its start-up phase in December of 2000, and reached full production during the second half of 2001. During the second half of 2000, Masisa Brazil began construction of an OSB plant. This plant, which has a total installed capacity of 350,000 cubic meters per year, produced its first OSB boards in November 2001. The OSB plant became fully operational during the fourth quarter of 2002. Masisa Brazil estimates that, as a result of being the first to market OSB in Brazil, it currently has virtually the entire market share of OSB sales in that country. Additionally, Masisa Brazil significantly increased exports of OSB to the United States due to significant increases in U.S. pricing in the last half of the year.

    In August 2001, the Company established a subsidiary in Mexico, Maderas y Sintéticos de Mexico, S.A. de C.V. (“Masisa Mexico”). On January 8, 2002, through Masisa Mexico, the Company acquired a particle board plant located in the city of Durango, Mexico, after agreeing with Weyerhaeuser Company Limited to purchase the plant from its subsidiary, MacMillian Guadiana. The Company acquired the plant for approximately US$15.4 million which was financed with cash on hand and short and long-term bank loans. The Durango plant has two production lines with an aggregate capacity of 120,000 cubic meters per year, and a small melamine-laminating line with a capacity of approximately 21,600 cubic meters per year. Through Masisa Mexico the Company provides technical support services and marketing and distribution activities in Mexico.

    In October 2002, the Company entered into a management contract pursuant to which the Company manages Fibranova C.A., an indirect Venezuelan subsidiary of Terranova. This contract became effective on January 1, 2003. Under the contract, the Company is paid for its management services an amount equal to 8% of the Fibranova C.A.’s annual operating result. See “Related Party Transactions” under Item 7.

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

MASISA – CORPORATE STRUCTURE

As of May 15, 2004

MASISA S.A. (1)
100%
99.99%
99.99%
50.00%
MASISA OVERSEAS LTD.(2)
MASISA INVERSIONES LTDA. (3)
INVERSIONES CORONEL LTDA. (4)
INVERSIONES CALLE-CALLE S.A. (19)
60.45%
0.01%
0.01%
50.00%
FORESTAL TORNAGALEONES S.A. (5)
0.01%
MASISA CONCEPCION LTDA. (6)
99.99%
0.20%
9.09%
99.80%
MASISA PARTES Y PIEZAS LTDA. (18)
FORESTAL CALLE-CALLE S.A. (20)
37.73%
FORESTAL ARGENTINA S.A. (8)
MASISA ARGENTINA S.A. (9)
99.92%
81.82%
0.08%
12.37%
3.58%
50.0%
INVERSIONES INDUSTRIALES S.A. (7)
99.99%
100%
FTG OVERSEAS LTD. (11)
0.01%
MASISA DO BRASIL LTDA. (12)
96.41%
0.01%
FORESTAL RIO CALLE-CALLE S.A. (10)
50.00%
MASNOVA DE MÉXICO S.A. DE C.V. (16)
1.00%
MADERAS Y SINTÉTICOS DE MÉXICO S.A. DE C.V. (13)
99.00%
99.00%
1.00%
MADERAS Y SINTÉTICOS SERVICIOS S.A. DE C.V. (17)
99.01%
MADERAS Y SINTÉTICOS DEL PERÚ S.A.C. (14)
0.89%
0.10%
MASISA ECUADOR S.A. (15)
99.90%

(1)

Parent company which also owns and operates particle board manufacturing facilities in Valdivia, Chile. In Valdivia, the Company owns and operates facilities that produce doors, wood veneer and wood-veneered particle board. The Company also operates Masisa´s Concepción and Inversiones Coronel facilities. Masisa S.A. is a corporation organized under the laws of Chile.

(2)	A consolidated special-purpose company for raising funds off-shore. Masisa Overseas Ltd. is organized under the laws of the Cayman Islands.
(3)	A consolidated special-purpose company for investment activities, formerly named Inversiones Químicas Limitada. Masisa Inversiones Ltda. is organized under the laws of Chile.
(4)

A consolidated special-purpose company for investment activities which also owns an MDF manufacturing facility in Cabrero and leases a saw mill and remanufacturing plant that produces moldings and edge-glued panels. Inversiones Coronel Ltda. is organized under the laws of Chile.

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
(9)

Owns and operates MDF and particle board manufacturing facilities, as well as melamine-laminating facilities, in Concordia, Argentina. Masisa Argentina’s headquarters are located in Buenos Aires. Masisa Argentina S.A. is organized under the laws of Argentina.

(10)	Owns and operates a wood-chipping mill in Valdivia, Chile. Forestal Río Calle-Calle S.A. is organized under the laws of Chile.
(11)	A consolidated special-purpose company for raising funds off-shore related to Forestal Tornagaleones S.A. FTG Overseas Ltd. is organized under the laws of the British Virgin Islands.
(12)

Owns and operates MDF and OSB manufacturing facilities, as well as a melamine-laminating facility in the state of Paraná, Brazil. Masisa do Brasil Ltda. also leases and operates two warehouses and distribution centers and carries on marketing activities in Brazil. Masisa do Brasil Ltda. is organized under the laws of Brazil.

(13)	Owns and operates a particle board manufacturing facility in Durango, Mexico. Maderas y Sintéticos de México S.A. de C.V. is organized under the laws of Mexico.
(14)	Established to conduct marketing activities in Peru. Maderas y Sintéticos del Perú S.A.C. is organized under the laws of Peru.
(15)	Established to conduct marketing activities in Ecuador. Masisa Ecuador S.A. is organized under the laws of Ecuador.
(16)	A joint venture company organized under the laws of Mexico to conduct business activities related to the Mexican wood market.
(17)	Established to provide various management and consulting services in Mexico. Maderas y Sintéticos Servicios S.A. de C.V. is organized under the laws of Mexico.
(18)	Established to manufacture wooden component parts and pieces for the construction and furniture industries. Masisa Partes y Piezas Ltda. is organized under the laws of Chile.
(19)	A consolidated special-purpose company for investment activities. Inversiones Calle Calle is organized under the laws of Chile.
(20)	A joint venture company established to carry on wood industrial activities. Forestal Calle Calle is organized under the laws of Chile.

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

    As of December 31, 2003, the Company had a 60.5% interest in its formerly wholly owned Chilean subsidiary, Forestal. The minority ownership interest in Forestal is shared between OPERS International Timber Fund IA, L.P., formerly Xylem Fund IA, L.P. (“Xylem-IA”) (34.5%), an investment fund managed by Global Forest Partners, LP (“Global Forest”), and Fondo de Inversión de Desarollo de Empresas CMB-Prime (“CMB-Prime”) (5.1%), a Chilean institutional investor. In addition to its forest holdings, Forestal owns, directly or indirectly, 50.1% of its Argentinean subsidiary, Forestal Argentina S.A. (“Forestal Argentina”), the primary assets of which are forest properties in Argentina. The minority interest in Forestal Argentina is held by Xylem Chile Limitada (29.2%), an investment fund also managed by Xylem Investments and other minority shareholders (20.7%). For more information on the Company’s forest holdings, see “—Forestry and Wood Chipping Businesses.”

    The Company owns a 50% interest in Masnova de México S.A. de C.V. (“Masnova”), a joint venture company created in December 2001 to market and sell the Company’s exports to the Mexican market. The remaining 50% of Masnova is owned by Forestal Terranova México S.A. de C.V., an affiliate company of the Company’s controlling shareholder. Since Terranova became the controlling shareholder of Masisa, Masnova has not had significant operating activities and is expected to be dissolved during 2004.

    The Company also owns a 50% interest in Inversiones Industriales, S.A. (“Indusa”), a joint venture holding company, whose subsidiary, Forestal Río Calle-Calle S.A. (“Forestal Rio Calle-Calle”) owns a wood chipping mill in Corral, near Valdivia, Chile. Indusa also participates in the joint venture company Inversiones Calle Calle S.A. (“Inversiones Calle Calle”), in equal parts with Masisa S.A. The remaining 50% of Indusa is owned by Inversiones Fariza Chile Ltda. (32.5%) and Inversiones Forestales CCA S.A. (“Inversiones Forestales”) (17.5%); neither company is related to Masisa. Additionally, the Company owns a 9.09% interest in Forestal Calle-Calle S.A. (“Forestal Calle-Calle”) through its subsidiary Inversiones Coronel. The remaining interest in Forestal Calle-Calle is held by Forestal Rio Calle-Calle (81.82%) and other minority shareholders (9.09%).

Business Strategy

    The Company’s business strategy is to build and operate world-class wood panel production facilities in areas of Latin America where tree-growing conditions can provide an environmentally-friendly, long-term, low-cost supply of wood. The Company is implementing its business strategy by seeking to:

  Establish and maintain market leadership in the markets in which it is present by introducing high quality products and continuing its ongoing commitment to implementing high standards of efficiency in the production and delivery of wood panel products.

  Expand sales in Latin American and other markets by capitalizing upon its experience and success over the years in expanding into and diversifying its export markets.

  Strengthen its existing brand names.

  Focus its product mix towards increasing sales of its higher margin products, especially melamine-laminated particle board and MDF.

  Further develop its Placacentro program, as set forth below, in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Panama, Paraguay, Colombia, Venezuela, Guatemala and Uruguay and extend it to other Latin American markets.

  Expand into new businesses which have significant synergies with the Company’s core business, such as the production of OSB or other types of wood boards that can complement the Company’s current product mix.

    The Company considers Latin America its natural market. During 1999, the Company began construction of a new MDF production facility in Brazil because it believed that its production facilities in Argentina and Chile, from which the Brazilian market had been supplied, did not have sufficient production capacity to supply the expected future growth in Brazilian demand. The facility started operating in December 2000 and reached full production by July 2001. To strengthen its competitive position in Brazil, the Company decided to build a new OSB plant in Ponta Grossa. This new plant produced its first OSB boards in November 2001, and became fully operational during the fourth quarter of 2002. In October 2001, the Company started to operate its new thin-MDF line in Argentina. This plant, which complements Masisa’s product mix, became fully operational by mid-2002. In addition, the Company has organized Masisa Peru and Masisa Ecuador to conduct the Company’s commercial operations in those countries. Likewise, in August 2001, the Company established its Mexican subsidiary, Masisa Mexico, and in January 2002 acquired a particle board plant in that country. This acquisition represents Masisa’s first entry into the direct supply of wood boards in Mexico.

    Masisa is seeking to satisfy consumer needs and offer solutions to problems in construction and furniture manufacturing in each of the markets that it services. The Company regularly meets with furniture manufacturers in an effort to increase the usage of its products. The Company also intends to further develop its Placacentro program in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Panama, Paraguay, Colombia, Venezuela, Guatemala and Uruguay and also to start developing it in other countries. Placacentros are retail furniture supply stores which are franchised by the Company, but are independently owned and operated, and which offer a wide variety of products that can be used by carpenters and artisans to manufacture furniture. During 2002, the Company started developing the Placacentro distribution network in Mexico, Ecuador, Panama and Paraguay. Colombia, Guatemala, Uruguay and Venezuela were added to the Placacentro network in 2003. As of April 30, 2004, 54 Placacentros stores were open in Chile, 28 in Argentina, 17 in Peru, 28 in Brazil, 38 in Mexico, 12 in Ecuador, 2 in Panama, 2 in Paraguay, 4 in Colombia, 5 in Venezuela, 1 in Guatemala and 1 in Uruguay. The Company expects to open a total of approximately 52 stores primarily in these and other Latin American countries during 2004. The Company believes that expansion of this program will further enhance its brand names and the distribution of its products. The Company also believes that Argentina, Brazil, Peru and Mexico have housing shortages and, in general, represent underdeveloped markets for its products.

Facilities and Offices

THE COMPANY’S PRINCIPAL FACILITIES AND OFFICES

	Executive	Production	Distribution
Location	Offices	Facilities	Centers

Chile

Antofagasta			•

Cabrero		•

Chiguayante		•

Concepción			•

Coronel		•

La Serena			•

Santiago	•		•

Valdivia		•	•

Argentina

Buenos Aires	•

Concordia		•	•

Brazil

Curitiba	•

Novo Hamburgo			•

Ponta Grossa		•	•

Peru

Lima	•		•

Mexico

Durango		•

Mexico City	•

Ecuador

Guayaquil	•		•

Principal Products

    The following table shows the net sales of each of the Company’s principal products as a percentage of the Company’s total consolidated net sales for the years ended 2001, 2002 and 2003.

THE COMPANY’S PRODUCTS(1)
(as a percentage of consolidated net sales)

	2001	2002	2003

Raw Particle Board	12.0%	14.1%	10.9%
Coated Particle Board (2)	25.1%	24.6%	21.8%
Raw MDF	47.5%	44.1%	36.6%
Coated MDF (2)	8.8%	7.1%	11.4%
OSB (3)	-	3.8%	9.8%
Doors	0.9%	1.0%	0.8%
Timber	5.4%	5.3%	5.9%
Other Products (4)	0.4%	0.0%	2.7%

Total	100.0%	100.0%	100.0%

(1)	The Company’s consolidated net sales for 2001, 2002 and 2003, respectively, were US$236.3 million, US$225.4 million and US$281.8 million.
(2)	Includes melamine-laminated and wood-veneered boards.
(3)	OSB was included in Other Products in 2001.
(4)	Other Products include MDF moldings in 2003. The Company did not produce or sell MDF moldings prior to 2003.

    Particle Board. In 2003, particle board accounted for approximately 33% of the Company’s net sales revenue. The principal types of particle board produced by the Company are raw particle board, melamine-laminated particle board and wood-veneered particle board. Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut, quality-analyzed and packaged. Every board is automatically marked to indicate its date of manufacture, type, facility where produced, dimensions and thickness. Raw particle board is used in a variety of applications in the construction industry, such as ceilings, walls, floors and closets, and is also widely used in the manufacture of furniture. The Company produces different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac,” and “HR100,” each of which is suited to a different task or market segment. In 2003, raw particle board sales accounted for approximately 11% of the Company’s consolidated net sales revenue and 19% of total board sales by physical volume in cubic meters compared to 14% and 22%, respectively, in 2002. Approximately 50% of the Company’s raw particle board production by volume was used in the production of melamine-laminated and wood-veneered particle board. Exports of raw particle board from Chile and Argentina to other countries accounted for approximately 23% and 24% of raw particle board sales by volume in 2003 and 2002 respectively. In 2003, most of the Company’s particle board sales in Mexico were supplied by Masisa Mexico’s production facilities.

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

    MDF (Medium Density Fiberboard). The Company commenced commercial production of MDF in Argentina in September 1995 and in Chile in February 1996. In December 2000, the Company began production of MDF in Brazil, and in October 2001, the Company’s thin-MDF plant in Argentina produced its first boards. MDF is manufactured by removing the cellulose fibers from wood chips, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut to size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing. Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges. Its uniformly dense surface gives superior results when grain-printed or painted. MDF shapes and routs with precision, drills easily and cuts cleanly. It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers. MDF is of higher quality and more versatile than particle board. However, compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy. Due to its higher production costs, MDF generally commands a higher price than particle board of the same thickness. The Company produces all the standard thicknesses and densities of MDF, including thin-MDF, some melamine-laminated MDF and a small amount of wood-veneered MDF. The Company markets its MDF under the brand names “Fibrofácil” and “MDF Masisa”. In 2003, MDF sales represented approximately 48% of the Company’s consolidated net sales and 49% of total board sales by physical volume in cubic meters compared to 51% and 52%, in 2002. Exports of MDF from Chile, Argentina and Brazil to other countries accounted for 45% of MDF sales by volume in 2003 compared to 40% in 2002.

    Melamine-Laminated Boards. Melamine-laminated boards are either raw particle boards or MDF boards covered on one or both sides with paper impregnated with melamine, a plastic laminate. Most melamine-laminated boards sold by the Company are particle board based and sold under the brand name “Masisa Melamina”. Melamine-laminated MDF is sold under the brand name “MDF Masisa Recubierto.”Melamine-laminated boards are available in a wide variety of colors and textures, including simulated wood, although white remains the Company’s best seller. Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. In 1997, the Company introduced a high density MDF to be used for flooring. Melamine-laminated board sales generate a higher margin than raw particle board or raw MDF sales. In 2003, melamine-laminated board sales accounted for approximately 31% of the Company’s consolidated net sales revenue and 26% of total board sales by physical volume in cubic meters. For 2003, approximately 46% of consolidated particle board sales by volume and 17% of consolidated MDF sales by volume were melamine-laminated. Exports of melamine-laminated board from Chile and Argentina to other countries accounted for approximately 27% of melamine-laminated board sales by volume in 2003.

    Wood-Veneered Boards. This product is only produced by the Company in Chile and consists of raw particle board or MDF to which a thin layer of natural wood veneer (eucalyptus or other fine woods) is bonded. Wood-veneered particle board is generally used for purposes similar to those of melamine-laminated particle board, but it is more expensive. Wood-veneered board is a higher margin product than melamine-laminated particle board. In 2003, sales of wood-veneered board accounted for approximately 2% of the Company’s consolidated net sales by value and 2% of total board sales by physical volume in cubic meters. Wood-veneered board is sold under the brand name “Masisa Enchapada.” Only a small portion of the Company’s MDF sold in 2003 (0.6% by volume) was wood-veneered. Approximately 4% of the Company’s particle board sold in 2003 by volume was wood-veneered. Exports of wood-veneered board from Chile to other countries accounted for approximately 3.6% of wood-veneered board sales by volume in 2003.

    OSB (Oriented Strand Board). OSB boards are structural panel boards manufactured with aligned wood shavings, which are glued together, mixed and arranged in several layers using chemical adhesives. The layers are later hot-pressed, which offers excellent resistance and strength to the boards. OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as occur in the construction and packaging industries. The Company’s OSB boards are marketed under the “Masisa OSB” brand name, and are manufactured in the plant that the Company owns in Brazil. In 2003, OSB sales represented approximately 10% of the Company’s consolidated net sales and 12% of total board sales by physical volume in cubic meters compared to approximately 4% and 7%, respectively, in 2002. Exports of OSB from Brazil to other countries accounted for 39% of OSB sales by volume in 2003 compared to 16% in 2002. This increase in OSB exports from Brazil in 2003 was due primarily to an increase in exports to the US market where prices for OSB products increased significantly in the second half of the year. In the first quarter of 2004, OSB sales from Brazil contributed approximately 23% of the Company’s consolidated gross margin.

    Doors. The Company manufactures doors in Chile, which are marketed under the brand name “Exit”. The manufacture of doors is the most labor intensive of the Company’s businesses. Most of the Company’s doors consist of plywood bonded to a solid wood frame. A much smaller percentage is manufactured using particle board or MDF instead of plywood. Doors manufactured by the Company are made with a cardboard honeycomb core. Doors are mainly sold plain but certain finishes and enhancements, such as applied wood veneer and wood moldings, are available upon request. In 2003, door sales remained relatively stable, representing approximately 0.8% of the Company’s consolidated net sales revenue compared to 1.0% in 2002. There are no significant export sales of doors.

    Timber. The Company sells timber through its subsidiary, Forestal. While Forestal initially focused its activities on the supply of wood to Masisa, because of an abundant supply of inexpensive scrap wood, wood shavings and sawdust where the Company has operating facilities, Forestal now sells most of its timber primarily to unaffiliated third parties. All of the timber which Forestal currently provides to the Company is sold at market prices. In 2003, timber sales remained relatively stable, representing approximately 5.9% of the Company’s consolidated net sales revenue compared to 5.3% in 2002.

    Other Products. The Company also manufactures wood veneer as a complement to its principal products and distributes furniture hardware. In January 2003, the Concordia facility in Argentina began producing its first pre-painted MDF moldings and in the last quarter of 2002, Masisa Partes y Piezas started to sell furniture parts with custom designs to manufacturers. In 2003, molding sales reached almost 2% of consolidated net sales and other products taken together accounted for 3% of consolidated net sales.

Board and Other Wood Products

    The following table shows the Company’s sales of particle board, MDF and OSB by physical volume in cubic meters for each year during the five-year period from 1999 through 2003. For each year, sales of particle board and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

MASISA TOTAL CONSOLIDATED BOARD SALES (cubic meters)

	1999	2000	2001	2002	2003

Raw Particle Board	214,525	237,252	241,156	289,120	278,134
Coated Particle Board(1)	204,197	238,125	224,072	249,138	273,858
Total Particle Board	418,723	475,376	465,227	538,258	551,992

Raw MDF	199,985	292,092	529,066	600,156	579,836
Coated MDF(1)	41,772	46,072	66,209	74,247	125,567
Total MDF	241,757	338,164	595,275	674,403	705,403

Oriented Strand Board	1,486	2,135	5,561	89,357	178,050

Total	661,966	815,675	1,066,063	1,302,018	1,435,445

(1)	Includes both melamine-laminated and wood-veneered boards.

    The Company’s sales of particle board and MDF, which increased by 4% in volume in 2003 as compared to 2002, as well as sales of the Company’s other products, are dependent to a significant extent on the state of the economies in Chile, Argentina, Brazil and Mexico, the Company’s principal markets. In particular, sales of these products are related to the levels of activity in the construction and furniture manufacturing industries in those countries. An economic downturn in any of those countries is likely to materially adversely affect its construction industry, and demand for furniture products and, accordingly, sales of the Company’s products. The construction and furniture manufacturing industries in those countries are the principal users of the Company’s products. See “Item 5: Operating and Financial Review and Prospects.”

The Company’s Markets

    The following table shows the net sales in each of the Company’s markets as a percentage of the Company’s total consolidated net sales for the three years ended December 31, 2001, 2002 and 2003.

THE COMPANY’S MARKETS(1)
(as a percentage of consolidated net sales)

	2001	2002	2003

Chile	44.3%	36.1%	27.2%
Argentina	21.3%	7.0%	10.2%
Brazil	19.5%	22.1%	26.3%
Mexico	1.9%	12.2%	13.4%
Peru	1.5%	3.1%	3.3%
Other Markets	11.5%	19.5%	19.7%

Total	100.0%	100.0%	100.0%

(1)	The Company’s consolidated net sales for 2001, 2002 and 2003, respectively, were US$236.3 million, US$225.4 million and US$281.8 million.

Chile

    General. The Chilean economy increased at a rate of 3.3% in terms of GDP during 2003. Inflation during 2003 was 1.1%, while the trade balance surplus was US$2.7 billion. In 2003, Chile’s economy experienced moderate growth as a result of generally improved global economic conditions. However, the unemployment rate in Chile remained relatively high, which continued to depress internal consumption. In 2003, construction GDP growth was 3.6% compared to a 1.7% increase in 2002. The Company’s board sales in Chile decreased from US$74.5 million in 2002 to US$67.4 million in 2003. It is important to note that continued pressure from imports coming from Argentina during the first half of 2003, due to the dramatic drop of the Argentine local market in 2002, did not allow the Company to maintain prices in Chile in dollar terms, affecting the Company’s margins in Chile. However, improvements in the Argentine economy in the last half of 2003 have contributed to an increase in Argentine consumption of particle board, thereby reducing particle board exports to Chile.

    The following table shows the Company’s sales of particle board, MDF and OSB in Chile in dollars for the years indicated.

CHILE MASISA BOARD SALES (millions of US$)
	For the year ended December 31,

	1999	2000	2001	2002	2003

Particle Board	59.2	62.5	52.3	46.3	42.0
MDF	10.7	21.8	38.9	27.1	22.8
OSB	0.4	0.6	0.4	1.0	2.6

Total	70.4	85.0	91.6	74.5	67.4

    Marketing and Distribution. Most of the Company’s products are sold in Chile through approximately 194 independent distributors serving the construction and furniture manufacturing industries. A small portion of the Company’s products are sold directly to furniture manufacturers. The Company’s 30 largest customers (in terms of sales revenue) accounted for approximately 78% of 2003 sales in Chile. The largest customer accounted for approximately 14% of such sales. The Company’s principal Chilean customers are: Construmart S.A., Dimad Ltda., Easy S.A., Ebema S.A., Electrocom S.A., Ferreterías Weitzler S.A., Homestore S.A., Maderama, Maderas Imperial Ltda., Mafor S.A., Polincay Export Ltda., Silva y Compañía Ltda., Sodimac S.A., and Youseff Comercial Ltda. Although the Company believes that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on the Company, there can be no assurance that any such loss in the future will not have such a material adverse effect. The Company’s products are stored in five warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations. Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

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

    Placacentros are an important part of the Company’s marketing strategy of maintaining close ties to furniture manufacturers and retail customers. The goal of this strategy is to increase the per capita consumption of the Company’s products and to create competitive advantages to address current and future competition. As of April 30, 2004, there were 54 Placacentro stores in Chile. The Company does not expect to open any new Placacentro stores in Chile during 2004. The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Of the Company’s 2003 volume sales in the Chilean market, approximately 26% were to Placacentros, the remainder being direct sales and sales to other distributors.

    As part of its marketing strategy, the Company emphasizes technical assistance to customers and the development of new products. During 2003, Masisa undertook projects aimed at developing products with higher added value. The installation of a new melamine line in Chile helped meet the more demanding requirements for covered boards in the local and export markets. The Company is in regular contact with builders and furniture manufacturers to encourage additional sales of its products. The Company’s policy is to provide customers with service, technical and product development assistance, and to attempt to anticipate customer needs and offer solutions to problems in construction and furniture manufacturing.

    To promote creativity and develop new product applications, the Company organized the eighth Masisa Design Contest for Students, which was the first such student design competition held at an international level by

Masisa, and the third Masisa Design Contest for Professional RTA (Ready to Assemble) Furniture Manufacturers. Works designed by participants in each such contest were exhibited in the Third Masisa Design Encounter, which took place at the National Museum of Arts of Chile in November 2003. These contests are also intended to promote creativity and innovation in the use of Masisa’s products.

    In 2002, the Company also formed a new Chilean subsidiary, Masisa Partes y Piezas Ltda. (“Masisa Partes y Piezas”), as part of the Company’s plan to keep abreast of trends and developments in the furniture industry. Masisa Partes y Piezas supplies component parts and services to the furniture manufacturing industry in Chile where it is the first company of its kind. This new company’s aim is to develop and introduce clearly defined products and services that are competitive, modern, innovative, capable of being standardized and which increase the quality of the final product. Masisa Partes & Piezas currently provides local and foreign furniture manufacturers a means to improve their efficiency and costs by outsourcing the molding of the boards to Masisa Partes & Piezas. Masisa Partes & Piezas products compete in the market by offering greater added value, both in standard and custom formats and by providing innovative solutions to architects, designers, manufacturers and industrialists for their board product needs.

    Particle Board Market. The Company is a leading manufacturer in Chile of raw, melamine-laminated and wood-veneered particle board. The Company’s total 2003 Chilean particle board sales decreased by 9% in dollar terms as compared to 2002, due to price pressures as explained below. During 2003, sales of raw particle board decreased at a higher percentage rate than sales of coated particle board. The Company estimates that consumption of particle board in Chile was 20.3 cubic meters per thousand inhabitants in 2003. While the total consumption of particle board in Chile increased by approximately 4% in 2003 from 2002, it has only just recovered to levels reached in 2000 and is still below its peak reached in 1997.

    In 1998, the Company purchased a particle board production and laminating facility from its competitor, Nobel, in Valdivia, Chile. In September 1998, a fire severely damaged and rendered inoperable the particle board and board laminating facility of its competitor Bomasil. As a result of its purchase of Nobel’s particle board business and the Bomasil fire, the Company believes that its production facilities account for approximately 93% of Chile’s particle board installed capacity and approximately 82% of the country’s melamine-laminating installed capacity. Río Itata, which has an installed production capacity of approximately 30,000 cubic meters per year, is the only remaining competitor in the particle board production industry in Chile.

    The Company believes that the Chilean particle board manufacturers’ aggregate annual production capacity for 2003 was roughly 460,000 cubic meters, while total particle board consumption in Chile for 2003 was estimated to be only 310,000 cubic meters, making it indispensable to export part of the local production.

    Due to the economic crisis in Argentina in 2002, which reduced particle board consumption in Argentina to nearly half that of 2001, and the devaluation of the Argentinean peso, some Argentinean manufacturers decided to export part of their production to the Chilean market. This resulted in price pressure for all competitors in Chile. The Company believes that the excess capacity in particle board production in Chile and the resulting price pressure, combined with high shipping costs for particle board imports, are the primary factors that discouraged imports to Chile of particle boards in previous years. The situation experienced in 2002 was unique and as the Argentinean economy and consumption began to recover in the second half of 2003, the situation started to return to prior levels. However, there can be no assurance that significant price pressure from imports of particle board into Chile will not occur in the future.

    MDF Market. The Company is a leading manufacturer in Chile MDF board. The Chilean MDF market is relatively undeveloped compared to the European and North American markets. Although the first Chilean MDF plant did not begin production until 1988, the market has exhibited strong growth since then. Nevertheless, Chilean MDF producers devote most of their production to exports. Masisa Chile sold 48% of its MDF sales in the local market during 2003. The Company estimates that in 2003 MDF consumption in Chile was approximately 15.5 cubic meters per thousand inhabitants compared to 17.0 cubic meters per thousand inhabitants in 2002.

    In February 1996, commercial production of MDF commenced at the Company’s MDF facility in Coronel, Chile. In September 2000, the Company acquired 92.61% of its competitor Fibranova S.A. (“Fibranova”), increasing installed capacity at its MDF production facilities from 140,000 to 300,000 cubic meters per year. In September 2001, the Company acquired the remaining 7.39% of Fibranova from the Sumitomo Corporation. This acquisition was financed internally. The Company’s total 2003 Chilean MDF net sales decreased by 16% compared to 2002 as a result of lower physical volume sales and lower prices. During 2003, sales of raw MDF decreased at a higher percentage rate than sales of coated MDF.

    After the acquisition in 2000 of Fibranova, Masisa’s only established competitor in the Chilean MDF market was Paneles Arauco S.A. (“Paneles Arauco”), which had an annual production capacity of approximately 140,000 cubic meters. In the second-half of 2002, Paneles Arauco completed construction of a new MDF plant in Chile, with an estimated annual installed capacity of 250,000 cubic meters, that became operational in October 2002.

    Doors Market. The majority of the Company’s door sales are in the Chilean domestic market. Complete statistics on the overall Chilean door market are not available. The Company believes that until 1997 it controlled a substantial percentage of the smaller Chilean market for highly decorated doors. However, due to that market’s limited size, the Company decided in 1998 to simplify its product assortment by concentrating on doors that could be produced with more automated procedures. During 2003, door sales decreased by 5% as compared to 2002, totaling US$2.0 million. This is the result of a 8% decrease in terms of volume partially offset by a small price rise.

Argentina

    General. The Argentinean economy showed strong growth in the last half of 2003 after several years of economic crisis. After falling by 237% in 2002, the Argentinean peso stabilized and appreciated slightly in 2003. Additionally, most of the restrictions imposed on cash withdrawals from bank accounts and on transfers of funds from Argentinean to foreign accounts had been lifted by the end of 2003. However, the government still remains in default on most of its debt which was publicly announced in 2002 because of its inability to repay its debt to foreign lenders. In 2003, Argentinean GDP grew by 8.7% and price level inflation was 3.7%. In addition, the Argentinean trade balance showed a surplus of US$14.7 billion. Although 2003 demonstrated that the economic situation in Argentina has improved, there still remain significant economic and political risks. No assurance can be given that governmental measures or other factors will continue to improve Argentina’s economy or that general improvement in its economy will lead to an increase in the demand for particle board and/or MDF.

    The following table shows the Company’s board sales in the Argentinean market for the years indicated. These figures include sales of particle board and MDF: (i) produced in Argentina, (ii) imported by Masisa Argentina from Chile, (iii) imported by Masisa Argentina from Brazil and (iv) directly exported by Masisa Chile into the Argentinean market.

ARGENTINA MASISA BOARD SALES (millions of US$)
	For the year ended December 31,

	1999	2000	2001	2002	2003

Particle Board	25.3	19.7	16.5	5.7	10.6
MDF	32.0	32.9	32.2	8.6	14.7
OSB	-	-	-	0.4	1.6

Total	57.3	52.6	48.7	14.7	26.9

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

    The Company sells particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors. During 2003, approximately 70% of the Company’s sales revenue in the Argentinean market was generated by the 20 principal distributors. The largest single distributor accounted for approximately 10% of these sales. The Company’s principal distributors in Argentina are: Amiano S.R.L., Distribuidora Aglolam S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Dolinsky S.A., Cencosud S.A, Madergold S.A, Sacheco S.A., Taru Parq S.R.L. and Trumar S.A.I.C.

    Given the successful development of the Company’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000. As of April 30, 2004, 28 stores have been opened in Argentina. Masisa Argentina expects to open approximately 6 new stores in Argentina during 2004. Of the Company’s 2003 sales in the Argentinean market, approximately 11% were through Placacentros.

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

    The Company has focused its marketing efforts on furniture and cabinet manufacturers and on the construction industry. After devaluation of the Argentinean peso and in response to the adverse macroeconomic scenario in Argentina, Masisa Argentina has redirected the majority of production from its Argentinean operations to export markets primarily in Brazil, Mexico, the U.S. and the Far East. As a result, in 2003, the Argentinean local market represented 10% of Masisa’s total sales as compared with 7% in 2002 and 21% in 2001 before the crisis and devaluation.

    Particle Board Market. Argentina has more than twice the population of Chile and has a significant housing deficit. However, following the devaluation of its currency, Argentina’s per capita income was reduced to half of its pre-devaluation levels. Argentina’s domestic particle board consumption was approximately 5.3 cubic meters per thousand persons in 2003, a substantial increase from the 3.0 cubic meters per thousand persons registered in 2002 but still below its pre-devaluation levels. The low per capita consumption is primarily the result of Argentina’s economic crisis and the Company expects that future demand for its products in Argentina will be largely dependent upon the growth of the Argentinean economy and particularly on the growth of the Argentinean construction and furniture manufacturing industries.

    Masisa is one of the three largest particle board manufacturers in the Argentinean market. The Company’s principal Argentinean competitors in particle board are Faplac S.A., which has an estimated production capacity of 210,000 cubic meters, Sadepan Latinoamericana S.A. and Cuyoplacas S.A., each of which has an estimated production capacity of 100,000 cubic meters. The other smaller Argentinean particle board producers, such as Tableros del Paraná S.A. have a minimal market presence and use older and less efficient technology than the Company utilizes at its Concordia facility. The Company also believes its cost of production is lower than that of its Argentinean competitors. As in Chile, however, particle board products compete with other types of board products, such as gypsum and asbestos-cement board, as well as solid wood and plywood.

    During 2003, Masisa’s sales of particle board in Argentina increased in dollar terms by 86%. In 2003 compared to 2002, sales of coated particle board increased at a higher percentage rate than sales of raw particle board. This increase was due to higher demand for this product as a result of the economic recovery in Argentina during 2003. The large increase in sales in 2003 follows a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of particle board to exports.

    MDF Market. The Company has continued to actively develop the market for this product through advertising campaigns, events held directly with the customers and the Company’s participation in trade shows, all of which are designed to demonstrate the board’s quality and multiple uses for furniture manufacturers, architects and decorators.

    Masisa is the largest MDF manufacturer in the Argentinean market. The Company’s Argentinean MDF sales were US$14.7 million in 2003, which represents a 71% increase compared to 2002. In 2003 compared to 2002, sales of coated MDF increased at a higher percentage rate than sales of raw MDF. As in the particle board case, the increase in sales was due to higher demand for these products as a result of the economic recovery in Argentina during 2003. The large increase in sales in 2003 followed a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of MDF to exports. The Argentinean MDF market was a fast-growing market that expanded approximately 530% between 1995 and 1999. However, the economic crisis of 2002 adversely affected the market. In 2003, the market experienced an increase of approximately 83% compared to 2002. However, consumption is still below its pre-crisis levels and historic highs. The Company estimates that total consumption of MDF in Argentina was approximately 2.7 cubic meters per thousand inhabitants in 2003, as compared to 1.6 cubic meters in 2002.

    During 2002, due primarily to its increased competitiveness in foreign markets as a result of Argentina’s currency devaluation and Masisa Argentina’s ability to utilize the Company’s business networks abroad, approximately 68% of Masisa Argentina’s consolidated net sales of particle boards and MDF were exports, primarily to Brazil, as well as other export markets. Although this allowed the Company to partially offset the effects of the Argentinean crisis and avoid shutting down any of its production lines, due to the lower margins for Masisa Argentina’s products in exports markets compared with Argentinean markets under normal economic conditions, the Company has returned and will continue to return to domestic Argentinean sales as the Argentinean market continues its recovery. There can be no assurance that favorable economic conditions in Argentina will enable the Company’s profits to recover their pre-crisis levels.

    In 2000, Masisa Argentina began construction of a new thin-MDF plant at the Concordia Industrial Complex in Argentina. The new plant has an installed production capacity of 120,000 cubic meters per year. The plant produced its first boards in October 2001 and became fully operational by mid-2002. By 2003, the Company had approximately 270,000 cubic meters of total MDF installed capacity in Argentina, including capacity from the new thin-MDF plant.

    In March 2002, Masisa Argentina commenced construction of its first line of pre-painted MDF moldings in Argentina at the Concordia Complex. The molding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003 and reached full production capacity during the second quarter of 2003. Production at the molding plant will primarily be directed to export markets.

    Although this plant began operating at a difficult time for the Argentinean economy, the facility’s geographic location, the Company’s export experience and the favorable export conditions created by the devaluation of the Argentinean peso provide a favorable market conditions for export to Latin American and world markets generally.

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

Brazil

    General. In 2003, Brazil’s GDP shrank by 0.2% after two years of slow growth, demonstrating how the post-electoral uncertainty, the considerable drop in trade with Argentina and the adverse conditions of world and regional markets affected Brazil’s economy. Brazil’s inflation rate reached 9.3% in 2003, with a trade surplus of approximately US$24.8 billion. During 2003, the newly elected President of Brazil announced measures intended to stabilize markets, resulting in an increase in the valuation of the Brazilian Real against the U.S. dollar, which as of

May 3, 2004 was at a noon buying rate of 2.96 Reals per U.S. dollar, as issued by the U.S. Federal Reserve Bank of New York.

    The following table shows the Company’s board sales in the Brazilian market in dollar terms for the years indicated. The figures reflect exports from the Company’s Chilean and Argentinean production facilities sold in Brazil, as well as the production from Masisa Brazil’s MDF and OSB plants, which commenced operations in December 2000 and November 2001, respectively.

BRAZIL MASISA BOARD SALES (millions of US$)
	For the year ended December 31,

	1999	2000	2001	2002	2003

Particle Board	6.7	12.8	9.2	9.3	11.1
MDF	15.5	19.2	36.2	32.9	47.0
OSB	-	-	0.5	6.1	13.6

Total	22.2	32.0	46.0	48.3	71.8

    Marketing and Distribution. The Company established Masisa Brazil in 1995. Masisa Brazil has already achieved a significant position as a particle board and MDF supplier to southern Brazil’s furniture industry.

    Particle board is supplied and delivered to the Brazilian market principally by truck from Masisa Argentina’s Concordia plant. The strategic location of the Concordia Plant and the establishment of MERCOSUR have made Brazil a favored market for Masisa Argentina’s exports. In the past, MDF was supplied to the Brazilian market from both the Argentinean Concordia plant and the Chilean Coronel plant, but since 2001 these exports have been gradually replaced by production from the new MDF plant located in Ponta Grossa, Brazil. The Ponta Grossa MDF plant has an installed capacity of 240,000 cubic meters per year and was inaugurated in April 2001.

    The Company’s combined sales in Brazil of particle board, MDF and OSB reached US$71.8 million in 2003, representing a 49% increase compared to 2002. Particle board sales increased by 20% to US$11.1 million in 2003 from US$9.3 million in 2002. MDF sales increased by 43% to US$47.0 million in 2003. OSB sales increased to US$13.6 million in 2003 compared to the US$6.1 million in 2002. The increase in net sales reflects mostly a recovery in the price of MDF boards in the domestic market and a sales increase of OSB boards in Brazil, taking advantage of significant price increases in the US market towards the end of the year.

    From 2001 to 2002, there was a slight increase in total sales of particle board. During this period there was a substantial decrease in sales of raw particle board which was offset by an increase in sales of coated particle board. From 2002 to 2003, total sales of particle board increased, principally as a result of an increase in sales of coated particle board. From 2001 to 2002 sales of MDF decreased, but during that period a decrease in sales of raw MDF was offset by an increase of sales of coated MDF. From 2002 to 2003, there was an increase in sales of both raw and coated MDF, although coated MDF sales increased at a higher rate.

    The Company has a commercial office located in Bento Gonçalves, state of Rio Grande do Sul, approximately 900 kilometers from Concordia. A significant portion of the Brazilian furniture manufacturing industry is concentrated in the Bento Gonçalves region.

    During 1998, the Company closed a distribution warehouse in Bento Gonçalves, but three new distribution warehouses were opened in the cities of Novo Hamburgo, Curitiba and Vitória, in the states of Rio Grande do Sul, Paraná and Espírito Santo, respectively. This shift in warehousing was undertaken in order to implement a more effective distribution system within Brazil. During 2002, the Company closed the Vitoria warehouse to finish improvements in the distribution system. There were no warehouses opened or closed during 2003.

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

    Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers. There are generally no independent distributor chains for these materials. However, in order to meet the needs of carpenters, architects and decorators, Masisa has established a sales and marketing network that has been in place since 1996. In addition, in 2003 the Company opened 14 new Placacentro stores in the central and southern regions of Brazil, as part of its policy of developing distribution networks as a strategy for penetrating the markets where it is present. The Company has opened 28 Placacentro stores in Brazil as of April 30, 2004, and expects to open approximately 6 new stores in Brazil during 2004. During 2003, 12.0% of all the Masisa Brazil’s sales were through Placacentros.

    Currently, the Company sells particle board, MDF and OSB in the Brazilian market through 28 commercial representatives distributed throughout Brazil. During 2003, approximately 50% of the Company’s sales revenue in the Brazilian market was generated by 89 of its 1,569 customers, with the largest single customer accounting for approximately 7% of those sales. The Company’s principal customers in Brazil are: A Medida Certa Ind. E Com. Ltda., Artel e Móveis Ltda., Artesano Móveis e Decor. Ltda., Bertolini S.A., Centro Oeste Suprim., Imcal, Ind. Móveis Arca Ltda., Leo Madeiras, Ludival, Madecomp, Móveis Dalla Costa Ltda., Moveis Germai, Souza e Silvera Ltda. and Todeschini S.A.

    The Company also believes that adapting finance and administrative management to local conditions is necessary to successfully compete in Brazil. Accordingly, in late 1997, the Company established a finance and administrative office in Curitiba, Paraná.

    The Company is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its client base and participating in promotional activities, expositions and trade shows. Although the Company believes that market prospects for MDF and OSB in Brazil are good, there can be no assurance that the Company will be able to operate its Brazilian plants profitably.

    Particle Board Market. Particle board consumption in Brazil is relatively low, estimated by the Company to be 11.0 cubic meters per thousand inhabitants in 2003 (compared to consumption levels of 20.3 cubic meters per thousand inhabitants in Chile). Since Brazil has a population more than ten times greater than that of Chile, the Company views Brazil as an attractive market for particle board. Currently, there are a number of Brazilian particle board producers with efficient operations, including Duratex, (644,000 cubic meters of capacity), Satipel (570,000 cubic meters), Berneck (530,000 cubic meters), Placas do Paraná (300,000 cubic meters), Eucatex (270,000 cubic meters), and Tafisa (239,000 cubic meters). Nevertheless, the Company estimates particle board consumption in Brazil increased by approximately 3% in 2003 compared to 2002 levels, and that long-term market prospects for this product in the Brazil are good.

    MDF Market. Before the commencement of test production at its MDF plant in Ponta Grossa, Brazil, the Company supplied the Brazilian market solely through imports from Chile and Argentina. Since the MDF plant became fully operational in the third quarter of 2001, the Company has significantly increased MDF sales in Brazil. As regards to competitors, the first Brazilian producer of MDF, Duratex, began production in 1997 and currently has an annual production capacity of approximately 630,000 cubic meters of which 400,000 was added in 2003. In late 1998, Tafisa Brasil opened an MDF facility with an annual production capacity of 145,000 cubic meters, and during 2001 increased their capacity to 350,000 cubic meters through the addition of a new plant. Another competitor, Placas do Paraná, began operating a new MDF plant during December 2001, with an estimated installed capacity of 200,000 cubic meters per year. The Isdra Group opened a new plant in 2003 with an estimated annual capacity of 180,000 cubic meters. Since the third quarter of 1997, the MDF production from these competitor plants has adversely affected the Company’s sales to Brazil. Nevertheless, the Company estimates that total market consumption of MDF in 2003 reached approximately 898,000 cubic meters, which represents approximately a 23% increase compared to 2002 levels. Therefore, the Company believes that long-term market prospects for this product in the Brazilian market are good. The Company estimates that MDF consumption in Brazil was approximately 5.1 cubic meters per thousand inhabitants in 2003. Based in part on its experience in the Argentinean market, the Company believes that the MDF market will expand rapidly in Brazil as MDF becomes more widely available as a result of the new domestic MDF production capacity in Brazil.

    OSB Market. In December 2001, Masisa began test production of the first OSB boards in a new plant in the Ponta Grossa industrial complex. This OSB plant, which Masisa started to construct in mid-2000, has an annual installed capacity of 350,000 cubic meters. The plant, which involved an internally financed investment of nearly

US$64 million, is the first of its type in Brazil. OSB boards are used in the construction, packing and furniture industry in applications that require great structural strength. The Ponta Grossa plant’s production targets both internal consumption and exports. This increase in sales of OSB in 2003 compared to 2002 was due primarily to an increase in exports of OSB to the U.S. market. As the first producer of this kind of boards in Brazil, the Company is actually involved in the introduction phase for this product.

Mexico

    General. Following an economic contraction in 2001, Mexico continued a slow recovery registering GDP growth of 1.2% in 2003. In 2003, inflation in Mexico was 4.0%, while the trade balance deficit was US$5.7 billion.

MEXICO(1) MASISA BOARD SALES (millions of US$)
	For the year ended December 31,

	2001	2002	2003

Particle Board	-	14.8	15.3
MDF	4.2	11.9	15.5
OSB	-	0.5	3.0

Total	4.2	27.2	33.8

(1)	Sales in Mexico were insignificant prior to 2001.

    Marketing and Distribution. In August 2001, the Company established Masisa Mexico as a vehicle for entering the Mexican wood products market. On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the US forestry company Weyerhaeuser Company Limited. This plant has an installed capacity of 120,000 cubic meters per year. With this acquisition, the Company now supplies particle boards to the Mexican market mainly from the Durango plant’s production. The Company imports MDF and OSB into the Mexican market from its plants in Chile, Argentina and Brazil, and also from the Fibranova plant in Venezuela. The Company’s net sales in Mexico during 2003 represented 13% of the Company’s consolidated net sales. Because Mexico has a population more than six times greater than Chile’s, board consumption levels that are currently substantially smaller than Chile’s and the growing scarcity and increasing cost of sawn lumber, the principal competing product of the Company’s wood boards, the Company believes the Mexican market has substantial potential for increased consumption of wood boards, whether produced locally at the Durango plant or imported from Masisa plants in Chile, Argentina or Brazil.

    Currently, the Company sells particle board and MDF to Mexican furniture manufacturers through approximately 251 distributors. During 2003, approximately 80% of the Company’s sales revenue in the Mexican market was generated by the 63 principal distributors, and the largest single distributor accounted for approximately 7% of these sales. The Company’s principal distributors in Mexico are: Aglomerados y Triplay Vic S.A. de C.V., Industria Forestal de Occidente S.A. de C.V., Industria Maderera Puente de Vigas S.A. de C.V., Maximaderas, Mexicana Pacific S.A. de C.V., Mexlam S.A. de C.V., Promotora Grocer S.A. de C.V., Rodríguez Gamboa Francisco Javier and Tableros del Norte S.A. de C.V.

    In 2003, Masisa successfully expanded its Placacentros network in Mexico. Masisa Mexico had opened 38 stores throughout the country as of April 30, 2004, and expects to open approximately 12 new stores in Mexico during the remainder of 2004. The Company estimates that the furniture industry in Mexico represents approximately 80% of particle board and MDF consumption in that country, and that approximately 50% of the furniture market is comprised of small and medium-sized manufacturers. During 2003, 23% of Masisa Mexico’s total volume sales were made through Placacentros.

    Particle Board Market. Particle board consumption in Mexico is relatively low, estimated by the Company to be 4.9 cubic meters per thousand inhabitants in 2003. Currently, there are a number of Mexican producers of particle board with efficient operations, including Paneles Ponderosa S.A de C.V. (200,000 cubic meters of capacity), Rexcel S.A. de C.V. (180,000 cubic meters), Duraplay S.A. de C.V. (90,000 cubic meters), and Maderas Conglomeradas S.A. de C.V. (50,000 cubic meters).

    From 2002 to 2003, total sales by the Company of particle board increased, with a decrease in sales of raw particle board being offset by an increase in sales of coated particle board. In 2003 compared to 2002, particle board physical volume sales decreased but total sales of particle board increased due to increases in sales prices.

    MDF Market. The Company has traditionally supplied the Mexican MDF market from its Chilean, and to a lesser degree, Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also exported MDF to Mexico. Currently, there is only one MDF plant in Mexico (60,000 cubic meters installed capacity) which is owned by Maderas Conglomeradas S.A. de C.V. The Company believes Mexico’s MDF consumption per thousand inhabitants was 2.3 cubic meters in 2003.

Peru

    During 2003, the Peruvian economy grew at a rate of 4.0%. Inflation increased to 2.5 % in 2003 from 1.5% in 2002. The Peruvian trade surplus was an estimated US$710 million in 2003.

    Marketing and Distribution. The Company serves the Peruvian market with particle board and MDF products mainly through exports from Masisa Chile. The Company established its Peruvian subsidiary, Masisa Peru, in 1999 to conduct commercial and distribution activities in that country. As of December 31, 2003, almost all products sold by the Company in Peru were imported from Chile.

    During 1999, the Placacentro network was extended to Peru. As of April 30, 2004, Masisa Peru had opened a total of 17 stores. Masisa Peru expects to open approximately 4 new stores during the remainder of 2004, increasing the total number of Placacentros in Peru to 21.

    Particle Board and MDF Markets. Consumption of particle board and MDF in Peru is relatively low. The Company estimates that total particle board and MDF consumption in Peru was 1.6 and 0.4 cubic meters per thousand inhabitants, respectively, in 2003. The Company’s Peruvian board sales increased by 33% in dollar terms, from US$6.9 million in 2002 to US$9.2 million in 2003 principally due to deeper market penetration of MDF board products, the per capita consumption of which increased by 30%, and an increase in the Company’s share of the particle board market, which increased by 5% in terms of per capita consumption.

    In Peru, there is currently only one local producer of particle board, Tableros Peruanos, with an annual installed capacity of 20,000 cubic meters per year; imported particle board comes mainly from Chile (Masisa) and Ecuador (Aglomerados Cotopaxi S.A. and Novopan del Ecuador S.A.). Because there is no local producer of MDF in Peru, it is also imported from producers in Chile (Masisa and Arauco) and Ecuador (Cotopaxi).

Other Markets

    The Company generally achieves higher margins from the sale of its principal products in the markets in which it participates directly (Chile, Argentina, Brazil, Peru and Mexico) than from exports through third parties. Accordingly, the Company has traditionally preferred to satisfy demand in these markets first, and then export any surplus products. Despite this policy, Masisa has constructed a solid business network outside the markets in which it directly participates in order to diversify its market risk and to enable it to respond promptly to changes in market conditions in Chile, Argentina, Brazil, Peru and Mexico. After the political and economical crisis began in Argentina in 2002, the Company utilized this export network and experience to substitute sales to foreign markets for lost sales in the Argentinean market. This was possible as a result of the increased competitiveness of products produced in Argentina resulting from the currency devaluation in that country. Approximately 20% of the Company’s total 2003 consolidated revenues were derived from Chilean, Argentinean, Brazilian and Mexican export sales to markets other than Chile, Argentina, Brazil, Peru and Mexico, compared to the approximately 19% represented by such sales in 2002.

    The Company established its Ecuadorian subsidiary, Masisa Ecuador, in October 2002 to conduct commercial and distribution activities in that country. The Company serves the Ecuadorian market with particle board and MDF products mainly through exports from Masisa Chile. There are two producers of particle boards in Ecuador, Aglomerados Cotopaxi S.A. and Novopan del Ecuador S.A., each with an annual installed capacity of 40,000 cubic meters. The only MDF producer is Cotopaxi, also with an annual capacity of 40,000 cubic meters.

    Masisa has faced intense market competition, as well as excess supply of some board products, in its export markets. This has encouraged the Company to follow a strategy of emphasizing product quality and market segmentation for both particle board and MDF. Since 1999, the Company continues to recover its exports to Asian countries, which decreased significantly in 1998 and 1999 as a result of the crisis in certain Asian countries that commenced in 1997. Thus, the Company’s sales to Asian countries in 2003 accounted for 8.8% of the net consolidated sales of the Company. As previously mentioned, because Argentinean and Brazilian demand consumed virtually all of the production of Masisa Argentina and Masisa Brazil until 2001, most of the products exported to these other markets that year came from the Company’s Chilean plants. After the devaluation of the Argentinean peso in January 2002 and the increased cost benefit to the Company from producing boards in Argentina, Masisa Argentina began exporting its products to new markets, including Asia.

Production

    The Company owns and operates production facilities in Chile, Argentina, Brazil and Mexico. Its Chilean production facilities are located in Valdivia, Coronel, Cabrero, and Chiguayante. Its Argentinean production facilities are located in Concordia. Its Brazilian production facilities are located in Ponta Grossa. Its Mexican production facilities are located in Durango. Together, these facilities have a consolidated annual production capacity of 735,000 cubic meters of particle board, 810,000 cubic meters of MDF and 350,000 cubic meters of OSB.

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

    Oriented Strand Boards (OSB). The production process for OSB begins with obtaining small logs and lumber scraps. Logs are debarked, sawn and reduced to thin wood strands. The strands are put into a drying machine to remove humidity from the wood, so as to avoid shrinkage and swelling during use. The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives. The resin-blended strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat. This mat is compressed and heated in the main press to form the boards. The compressed and heated boards are then cooled, and after passing through a finishing line, are packaged ready for sale.

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

The following table shows the product produced and the installed annual production capacity in cubic meters as of December 31, 2003, for each of the Company’s Chilean production lines, except for doors, for which capacity is expressed in square meters.
CHILE PRODUCTION LINES

			Annualinstalled
Plant	Line	Product	capacity(1)

Coronel	Line 1	Particle Board	95,000
	Line 2	Particle Board	65,000
	MDF	MDF	140,000
	Laminating	Melamine Board	60,000
	Laminating	Melamine Board	110,000

Chiguayante	Line 1	Particle Board	90,000
	Laminating	Melamine Board	45,000

Cabrero (formerly Fibranova)	MDF	MDF	160,000

Valdivia	Line 1	Particle Board	90,000
	Laminating	Melamine Board	35,000
	Veneering	Wood-Veneered Board	40,000
	Doors	Doors	500,000

Puschmann	Line 1	Particle Board	90,000
(located in Valdivia)

Total		Particle Board	430,000
		MDF	300,000

(1)	Units are in cubic meters, except doors, which are in square meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors.

    Coronel. The Company’s Coronel industrial site, which is located near the city of Concepción, 320 miles south of Santiago, has two particle board lines, one MDF line and two melamine-laminating lines (which includes a melamine impregnating line).

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

    The melamine paper impregnating line produces all the melamine paper used by both the Coronel and Chiguayante melamine-laminating lines. The Coronel facility laminates a portion of its total particle board and MDF production. Coronel’s original melamine-laminating line has an estimated annual production capacity of 60,000 cubic meters.

    A new melamine-laminating line in the Coronel plant with an annual production capacity of 110,000 cubic meters came into full operation in 2003. This plant increases melamine production in response to increased supply needs resulting from the development of the Placacentros network and other anticipated needs for such boards in local and export markets. The total cost of the new line was approximately US$3.3 million, all of which was internally financed.

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

    Cabrero. This plant, formerly called Fibranova, was acquired by the Company in September 2000 from Forestal Terranova S.A. The facility is located 60 miles from the Coronel facility and has been operating since August 1992. It has a single MDF board line with an annual production capacity of 160,000 cubic meters. Additionally, in an effort to produce more higher value added products, the Company is incorporating an MDF moldings line with 23,000 cubic meter capacity that is scheduled to begin producing in 2004.

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

    From May to November of 2003, the Company stopped this particle board line to adjust particle board production in light of lower market demand. Both the melamine-laminating line and the wood-veneering line use raw boards produced in the Company’s other plants to produce coated boards from time to time. The melamine-laminating line has an estimated annual capacity of 35,000 cubic meters per year, and the wood-veneering line has an estimated annual capacity of 40,000 cubic meters. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary. In the same facility, the Company operates its door production line, with an estimated annual capacity of 500,000 square meters.

    Puschmann. The Puschmann plant was acquired in August 1998 when the Company purchased the assets of Tableros Nobel S.A. (“Nobel”), which was a wholly-owned subsidiary of Infodema S.A. (“Infodema”) for US$17 million. The Nobel assets included a particle board plant and a melamine-laminating line, which was moved to the Valdivia plant after the acquisition. The acquisition was internally financed. As part of the transaction, the Company also extended loans to Infodema for an aggregate amount of US$4.5 million, which were guaranteed by Infodema’s manufacturing board facilities and forestry lands, of which the outstanding portion was repaid in 2003. This facility is now named “Puschmann”, in memory of a former employee of the Company.

    The particle board plant, while under the operation of Infodema, possessed technical problems preventing its operation at design installed capacity, and did not meet the Company’s quality standards at the time of its acquisition. In April 1999, the Company’s Board of Directors approved an investment of approximately US$7.0 million to solve these technical problems. The Company invested approximately US$4.0 million in the first stage of the improvement program, which allowed production capacity to increase up to 90,000 cubic meters per year The improvements were completed during the first quarter of 2000, and the plant started production in May 2000. The Board of Directors will consider development of the second stage based on future market performance and prospects. However, there is no assurance that the Company will develop this second stage.

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

    The capacity utilization rate for Masisa Chile’s particle board production facilities was 75% in 2003 compared to 84% in 2002. The capacity utilization rate for Masisa Chile’s MDF production facilities was 94% in 2003 compared to 98% in 2002.

Argentinean Production Facilities

    Masisa Argentina’s board manufacturing lines currently have an aggregate annual production capacity of approximately 185,000 and 270,000 cubic meters of particle board and MDF, respectively, as indicated in the table below.

ARGENTINA PRODUCTION LINES

			Annual installed
			capacity(1) cubic meters
Plant	Line	Product	(cubic meters)

Concordia	Line 1	Particle Board	160,000
	Line 2	Particle Board	25,000
	MDF	MDF	150,000
	Thin-MDF	Thin-MDF	120,000
	Laminating	Melamine Board	200,000
	Foil	Foil Lined Board	48,000
	Molding	Prepainted MDF Moldings	36,000

Total		Particle Board	185,000
		MDF	270,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

    Masisa Argentina’s production facilities are located in Concordia, an industrial town in the Province of Entre Ríos on the Uruguay River, approximately 250 miles north of Buenos Aires. The Concordia particle board production facility has the capacity to produce 185,000 cubic meters per year of raw particle board in two lines. The particle board line for thin particle board (under 9 mm) has an annual capacity of 25,000 cubic meters per year. The particle board line for greater board thickness has an annual capacity of 160,000 cubic meters per year. The Concordia facility commenced operations in June 1994. The capacity utilization rate for Masisa Argentina’s particle board production facilities was 77% in 2003 compared to 73% in 2002.

    In September 1995, Masisa Argentina completed the installation of an MDF facility adjacent to its particle board facilities. This MDF facility’s capacity was increased from 120,000 cubic meters to 138,000 cubic meters during 1997 and its production capacity was again increased to 150,000 cubic meters during 1999.

    In October 2001, Masisa Argentina began the start-up phase of its new thin-MDF plant located in the Concordia Industrial Complex. This plant, which began operating two months ahead of its scheduled start-up date, has an installed capacity of 120,000 cubic meters per year, and represents an investment of approximately US$30 million, which was financed internally. The Concordia plant produced its first thin-MDF boards in October 2001, and became fully operational by mid-2002. The capacity utilization rate for Masisa Argentina’s MDF production facilities was 85% in 2003 compared to 77% in 2002.

    The Concordia plant also includes a melamine-laminating line with an installed capacity of 200,000 cubic meters per year, and a new foil lining process with an installed capacity of 48,000 cubic meters per year.

    In March 2002, Masisa Argentina commenced construction of its first line of pre-painted MDF moldings in Argentina at the Concordia Complex. The molding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003. The molding line represents an investment of approximately

US$1.8 million and was financed internally. Production at the molding plant will primarily be directed to export markets. This line was not fully operational until the second quarter of 2003.

Brazilian Production Facilities

    Masisa Brazil board manufacturing lines currently have an aggregate annual production capacity of approximately 240,000 cubic meters of MDF and 350,000 cubic meters of OSB, as indicated in the table below.

BRAZIL PRODUCTION LINES

			Annualinstalled
			capacity(1)
Plant	Line	Product	(cubic meters)

Ponta Grossa	Line 1	MDF	240,000
	OSB	OSB	350,000
	Laminating	Melamine Board	110,000

Total		MDF	240,000
		OSB	350,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

    In December 2000, Masisa Brazil finished the construction of its MDF production facility, located in the city of Ponta Grossa, in the State of Paraná. This facility has an annual installed capacity of 240,000 cubic meters per year and reached full production during the second half of 2001. The capacity utilization rate for Masisa Brazil’s MDF production facilities was 101% in 2003 compared to 89% in 2002. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary. In the same complex, Masisa Brazil finished construction in May 2001 of a melamine-laminating plant that is used for coating MDF and particle board at an estimated total cost of US$4 million. The MDF plant was financed with cash on hand and short- and long-term bank financing. This laminating plant has a production capacity of approximately 110,000 cubic meters per year.

    In December 2001, Masisa Brazil produced the first OSB boards in its new plant in the Ponta Grossa Industrial Complex. The plant cost approximately US$64 million, has an annual installed capacity of 350,000 cubic meters and became fully operational during the fourth quarter of 2002. The OSB plant was financed with cash on hand and short and long-term bank financing. In 2001, this plant had no significant production of OSB. The capacity utilization rate for Masisa Brazil’s OSB production facilities was 48% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational until the fourth quarter of 2002. The OSB plant’s production was adjusted to correspond to the demand generated by this product. Because OSB is a new product in Brazil, the Company expects demand to increase as the market becomes better educated about its various uses.

    Although the Company believes that market prospects for MDF and OSB in Brazil are good, there can be no assurance that the Company will be able to profitably operate its Brazilian plants or that an economic, political or market event will not adversely affect its development or operation.

Mexican Production Facilities

    In December 2001, Masisa reached an agreement with Weyerhaeuser Company Limited, a United States Company engaged in the forestry business, to purchase the particle board plant of its subsidiary, MacMillan Guadiana, located in the city of Durango, Mexico. The plant has a total installed capacity of 120,000 cubic meters per year in two independent production lines, as indicated in the table below. The acquired plant also includes a small melamine-laminating line, with a total installed capacity of 21,600 cubic meters per year.

MEXICO PRODUCTION LINES

			Annualinstalled
			capacity(1)
Plant	Line	Product	(cubic meters)

Durango	Line 1	Particle Board	60,000
	Line 2	Particle Board	60,000
	Laminating	Melamine Board	21,600

Total		Particle Board	120,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors.

    The Company, through Masisa Mexico, purchased the Durango plant on January 8, 2002 for approximately US$15.4 million. In 2002, the Company invested approximately US$4 million in technology and equipment in order to increase production and improve quality. The Durango acquisition was financed with cash on hand and short and long-term bank financing. The capacity utilization rate for Masisa Mexico’s particle board production facilities was 94% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational during all of 2002. Most of the 2003 production at this plant was directed toward the local market. Although the Company believes that market prospects for particle board in Mexico are good, there can be no assurance that the Company will be able to profitably operate its Mexican plant or that economic, political or market events will not adversely affect the plant’s development or operation.

Insurance

    The Company insures all of its production facilities, inventories, timberland and other assets in Chile, Brazil, Argentina and Mexico against damage due to earthquakes, fires, floods and other similar occurrences and against damage due to third-party actions, based on the appraised value of the facilities as determined from time to time by independent appraisers. Claims under the Company’s insurance policies are subject to customary deductibles and other conditions. As of May 2003, the Company also maintains US$10.0 million of third-party liability insurance for Chile, US$1.0 million for Argentina and US$1.0 million for Brazil, as well as business interruption insurance for Chile, Brazil, Argentina and Mexico. In Chile, such insurance provides coverage for business interruption at any of the Company’s Chilean facilities for a period of up to 12 months with a 20 day deductible per interruption caused by any one event. In Argentina, such insurance provides coverage for interruption at any of the Company’s Argentinean facilities for a period of up to 12 months with a 20 day deductible per interruption caused by any one event. In Brazil, such insurance provides coverage for business interruption at any of the Company’s Brazilian facilities for a period of up to 12 months with a 21 day deductible if the interruption is caused by events other than machinery breakdown, and with a 14 day deductible if the interruption is caused by machinery breakdown. In Mexico, the insurance provides coverage for interruption at any of the Company’s Mexican facilities commencing 7 days after occurrence of the interruption.

    The Company, through third parties, also carries insurance in Peru and Ecuador for the value of its products located in those countries.

    As of May, 2004, the aggregate amount of insurance carried by the Company for its Chilean facilities was approximately US$261.2 million, US$208.8 million which was carried in respect of Masisa S.A. and the remaining US$52.3 million of which insured Forestal. In Argentina, the Company carried insurance in an aggregate amount of US$245.4 million, US$210.8 million of which insured Masisa Argentina and the remaining US$34.6 million of which insured Forestal Argentina. In addition, the Company carried an aggregate amount of US$189.4 million in insurance for its Brazilian properties and operations and US$25.5 million for its properties and operations in Mexico.

Raw Materials and Suppliers

    The most significant direct costs associated with the production of particle board, MDF and OSB are chemicals, wood, labor and energy.

    During 2003, the principal chemical adhesives used in the production of particle board and MDF in Chile and Argentina were manufactured by the chemical plants of Georgia Pacific Resinas Ltda. (formerly GPM) and Resinas Concordia S.A., respectively. These two plants also manufactured most of the chemical catalysts used by the Company in those countries. Until early 2001, Masisa had a 50% interest in both companies under a joint venture with Georgia-Pacific. In January 2001 the Company sold its participation in those companies to Georgia-Pacific. However, before this transaction, Masisa Chile and Masisa Argentina reached long-term resin supply contracts with GPM and Resinas Concordia S.A. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company in Chile and Argentina. In Brazil, the principal chemical adhesives used in the production of MDF and OSB were supplied by Borden Química Indústria e Com. Ltd. and Synteko Produtos Químicos S.A. In Mexico, the principal chemical adhesives used in the production of the particle boards were supplied by Dynea Mexico S.A. de C.V.

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

    Historically, Forestal provided the Company’s Chilean plants with small supplies of wood, but since 2000 no wood has been purchased by the Company from Forestal in Chile. In Argentina, approximately 89% of the wood consumed by Masisa Argentina in 2003 was purchased from several unrelated saw mills and forest growers and the other 11% of the wood was purchased from Forestal Argentina. The wood consumed by the Company for the production of MDF in Brazil was purchased from several unrelated saw mills and forest growers. With respect to the particle board plant in Mexico, the Company obtains wood from suppliers that serviced the plant under its previous ownership.

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

    The Company has long-term resin supply contract with Georgia Pacific Resins Ltd. to ensure the normal supply of resins for existing and future operations, taking into account the future growth of the Company. The estimated amount of payments to be made under the contract in 2004 is US$17 million. The contract is not a financial obligation since it does not oblige the Company to purchase a minimum amount from Georgia Pacific Resins Ltd.

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

The Company’s principal suppliers in Chile, Argentina, Brazil and Mexico and the products or raw materials they supply to the Company are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS

CHILE		ARGENTINA

Andinos S.A.	Wood	Forestal Argentina S.A.	Wood
Aserraderos Arauco S.A.	Wood	H.B. Fuller Argentina S.A.I.C.	Moldings Adhesive
Derquim S.A.	Paraffin Emulsion	Isogama Industria Química Ltda.	Paraffin Emulsion
Interforest S.A.	Wood	Lamigraf S.A.	Paper
Georgia – Pacific Resinas Ltda.	Resins	Masa Decor S.A.	Paper
Heninrich Wemhöner GMBH &CO.KG	Industrial Machinery	MD Papéis Ltda.	Paper
Lamigraf S.A.	Paper	Multilogística S.A.	Shipping Line
Masa Decor S.A.	Paper	Resinas Concordia	Resins
Oxiquim S.A.	Resins	Schattdecor	Paper
Technocell Dekor	Paper	SIA Ltd.	Sanding Belts

BRAZIL		MEXICO

Aguia Florestal Industria de Madeira	Wood	Aprovechamientos Forestales Auro	Wood
Araupel S.A.	Wood	Casco Impregnated Papers	Impregnated Paper
Bayer do Brasil	Polyurethane Resins	Combustibles Industriales de Durango	Fuel
Borden Química e Industria e Com Ltd.	Resins	Dynea de Mexico, S.A. de C.V.	Resins
Dynea Brasil S.A.	Impregnated Paper	Exxonmobil de Mexico, S.A. de C.V.	Paraffin Emulsion
Isogama Industria Qupimica LTDA.	Paraffin Emulsion	Masa Decor S.A.	Paper
Madereira Rickli LTDA	Wood	Pinelli Universal, S.A. de C.V.	Wood
Magor LTDA	Wood	Interprint Inc.	Paper
Synteko Produtos Químicos S.A.	Resins	Transportes Jaessa Amador	Transport Line
Terranova Brasil	Wood	Zamudio Esquivel José Luis	Hoist Service

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

    The Company’s research and development efforts do not involve material expenditures, as the Company relies primarily on technology and equipment purchased or licensed from foreign companies. During 2001, 2002 and 2003, the Company invested approximately US$26,800, US$290,000 and US$304,900, respectively, in research and development.

Forestry and Wood Chipping Businesses

    Forestal Tornagaleones S.A. The Company currently owns a 60.45% interest in Forestal, which was created in 1967 for the purpose of planting, managing and harvesting forests on properties owned both by the Company and third parties in Chile. Originally, the Company sought to utilize Forestal’s holdings of forest lands as insurance against decreases in the supply or increases in the market price of wood needed for its production facilities in Chile. However, due to the abundant supply of inexpensive scrap wood, wood shavings and sawdust for use in its operations in Chile, the Company purchases from Forestal and uses, for the most part, only small logs and tree branches which have relatively low commercial value. Forestal sells its higher value products primarily to third parties. In 2003, Forestal Argentina sold approximately 31% of its Argentinean timber production to the Company, while no significant production was sold by Forestal to Masisa Chile . During 2003, only 11% of the wood consumed by the Company in Argentina was purchased from Forestal Argentina. In 2003, Forestal had sales of US$15.7 million on a consolidated basis (including Forestal Argentina).

    For the reasons explained above and in order to enhance Forestal's timberland in Chile and to create Forestal's Argentinean subsidiary, in 1995 the Company sold a 41% interest in Forestal to Xylem-IA for US$35 million. In March 1996, Masisa Chile reduced its holdings of Forestal to 54.0% when it sold a 5% interest in Forestal to CMB-Prime, a Chilean institutional investor, for approximately US$4.3 million. In August 1996, Masisa Chile sold a 0.5% interest in Forestal to Rawson Investment Limited (“Rawson”), a private foreign investor, for approximately US$475,000. In May 1998, Rawson sold the 0.5% interest in Forestal back to Masisa Chile for approximately US$522,060. On June 27, 2002, after Forestal's capital increase, Masisa increased its interest in Forestal to 57.89% of Forestal common stock, at a cost of US$4.3 million. On August 14, 2002, following an additional capital increase by Forestal, Masisa increased its participation in Forestal to 60.45% of its outstanding common stock, at a cost of US$3.0 million. Forestal's two minority shareholders, Xylem-IA and CBM-Prime hold, respectively, 34.45% and 5.09% of Forestal's capital stock.

    In addition to serving as a potential source of raw materials for the Company in the event of a wood shortage in Chile and prior to Xylem-IA's investment, Forestal acted as a vehicle through which the Company could invest in forest properties and aim to achieve profits from the sale of timber and/or land from the harvesting of trees. Since the Xylem-IA investment, Forestal has invested in forest properties for the purpose of gaining profits through the sale of timber and forest. As a result, Forestal has increased the scope of its activities in Chile and changed its forestry management criteria. By the end of 2003, Forestal's total forestry plantations in southern Chile reached 22,588 hectares, of which approximately 18,920 hectares are Radiata , Oregon and other Pine species and 3,668 hectares are Eucalyptus globulus and Eucalyptus nitens. The total volume of Forestal's log sales in Chile in 2003 was 249,570 cubic meters, harvesting the same amount of cubic meters. In 2002, Forestal's log sales were 195,916 cubic meters in Chile . The total forest land holdings of Forestal in Chile as of December 31, 2003 were approximately 44,376 hectares.

    Forestal Argentina S.A . As concerns forestry operations outside of Chile , by the end of 1995, Masisa Argentina owned approximately 10,885 hectares of forest plantations and fallow land in Argentina . In December 1995, Masisa Argentina 's Board of Directors approved the sale of all of its forest holdings to Forestal Argentina S.A., then a wholly-owned subsidiary of Forestal. This sale was completed in March 1996 for a purchase price of approximately US$28.5 million.

    In November 1996, Forestal Argentina increased its capital by approximately US$11.0 million through investments by Chilean private and institutional investors. As a result, Forestal's interest in Forestal Argentina was reduced to 64.5%.

    In November 1997, Forestal Argentina increased its capital by US$24.2 million, US$17.0 million of which was subscribed by Xylem-IIA and US$7.2 million of which was subscribed by Forestal. As a result, Forestal's interest in Forestal Argentina was reduced to 50.1%. Additionally, in November 1997, Forestal, along with the other shareholders of Forestal Argentina, entered into a Shareholders' Agreement providing for (i) Forestal to maintain control of Forestal Argentina until November 6, 2007, (ii) a right of first purchase for Forestal Argentina shareholders if any other shareholder sells its shares and (iii) other related matters.

    Since 1996, Forestal Argentina has increased its forest holdings from the original 10,885 hectares purchased from Masisa to a total of 47,980 hectares as of December 31, 2003. Forestal Argentina 's total forest holdings in Argentina at the end of 2003 consisted of 22,549 hectares of Eucalyptus plantations, 10,757 hectares of Taedi and Eliotti Pine plantations, 6,401 hectares of land for new plantations and 8,273 hectares of ecological reserved areas, firebreaks and roads. Forestal Argentina harvested and sold a total of 341,171 cubic meters of logs in 2003, of which approximately 36% were Eucalyptus and 64% were Pine.

    Masisa do Brasil Ltd . As of December 31, 2001, Masisa had become directly involved in the forestry business in Brazil , directly managing approximately 13,871 hectares there. As of December 31, 2003, Masisa owned 11,995 hectares in Brazil , including 8,521 hectares are of Taedi and Eliotti Pine plantations, 14 hectares of

    Eucalyptus and 4,766 hectares of ecological reserved areas, firebreaks and roads. Masisa Brazil harvested 115,078 cubic meters of logs in 2003.

    Inversiones Industriales . Indusa is a joint venture holding company in which the Company has a 50% interest. The remaining interest is owned by Inversiones Fariza Chile Ltda. (50.0%). The Company has the right to appoint three of the six directors of Indusa. Indusa's subsidiary, Forestal Río Calle-Calle, operates a wood chipping plant in Valdivia that was constructed at a cost of approximately US$4 million. The plant has a total installed capacity of 500,000 metric tons per year. The chipping facility produces wood chips from the abundant supply of wood scraps in the Valdivia area. In March 2002, Indusa sold its 99.99% interest in its former subsidiary, Portuaria Corral S.A., and its 50% interest in its former subsidiary, Transportes Fluviales Corral S.A., which operated a general cargo port and barges for transport, respectively, for an aggregate amount of US$6.1 million. Indusa utilized the proceeds from these sales to repay bank debt and debt to related companies, including Masisa, and to finance its wood chipping operations.

Chemical Business

    Chemical supplies are a significant cost in manufacturing particle board and MDF and are an important factor in establishing the quality of the Company's products. The Company was involved in a joint venture started in September 1998 with Georgia-Pacific, Inc., a subsidiary of the Georgia-Pacific Corporation. The joint venture was conducted through two companies, GPM in Chile and Resinas Concordia in Argentina , in which Masisa and Georgia-Pacific Corporation (“Georgia Pacific”) both had a 50% interest. The Company was also party to a shareholders' agreement with Georgia-Pacific, which included an option for Masisa to sell, and an option for Georgia-Pacific to purchase, the remaining 50% of the shares of the joint venture entities under certain conditions on terms similar to the original share purchase and other customary provisions. In January 2001, Masisa decided to execute its option to sell its participation in the joint venture chemical business to Georgia-Pacific. On January 17, 2001, Inversiones Coronel Ltda. and Masisa Inversiones sold to Georgia-Pacific Resins Inc., a subsidiary of Georgia-Pacific, their participation in GPM in Chile and Resinas Concordia in Argentina for US$28.9 million. The Company has utilized proceeds from these sales to finance operations relating to its core wood board business.

    Masisa Chile and Masisa Argentina executed long-term resins supply contracts with GPM and Resinas Concordia, respectively, to ensure the normal supply of resins for existing operations and for future growth of the Company's operations. The agreements also grant the joint venture entities the first option to supply resins to future Masisa projects in Latin America . The supply contracts remain in full force after the sale of Masisa's participation in the joint venture.

    At present, all of the adhesives and chemical products needed for the melamine impregnating line of Masisa in Chile and Argentina are mainly purchased from GPM and Resinas Concordia. Certain adhesives needed for door production are purchased from other sources in Chile .

Environmental Concerns

    The Company's policy is to maintain high standards of environmental performance and to comply with all applicable environmental laws and regulations. Together with the start up phase of the MDF lines in Chile in 1996, the Company created an Environmental Department in response for Company's growing concern for environmental issues. The Company has developed primary waste water treatment processes in certain plants to reduce its production processes' environmental impact. During 1999, new special ventilation insulation systems were completed in the Chiguayante plant in Chile , and a secondary waste treatment plant for the MDF line in Argentina was completed in 2000. In addition, in 2001 Masisa began working toward compliance with International Organization for Standardization (the “ISO”) 14,001. The ISO 14,001 certification is a voluntary procedure in which an operation's environmental practices are evaluated against a specified set of criteria. By the end 2003, Masisa had completed the implementation of the ISO 14,001 in all of its industrial operations in Argentina , Brazil and Chile , in addition to the forests in Brazil and in its Chilean subsidiary Forestal Tornagaleones, which also obtained the Forest Stewardship Council (the “FSC”) certification for its plantations. FSC certification is a voluntary procedure in which the ecological, economic and social aspects of forest management are evaluated against a specified set of criteria.

    In addition, in 2003, all of the Company's MDF production plants obtained the “Certificate for Recycled Content” granted by the Scientific Certification System (“SCS”). This certificate confirms that the raw material used in production comes from material recycled from other forestry processes. This practice helps reduce the demand for forestry resources, recycle materials considered waste in other lines of business and reduce manufacturing costs.

    The MDF and OSB facilities constructed in Brazil include state-of-the-art solid and liquid waste treatment plants. Based on these investments, the Environmental Institute of Paraná issued an “Installation Authorization,” certifying that all the current Brazilian environmental requirements have been met. The Company believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products. In addition, because the Company's production processes are based on wood from planted trees and because substantially all of its forestry operations (including those of Forestal) involve planted trees, the Company does not believe that there are any material environmental concerns applicable to it that result from the use of natural forest resources.

    The Company, as part of the GrupoNueva group, is dedicated to the sustainable growth of all its operations, including economic, social and environmental endeavors. As a result of this commitment, Masisa is preparing the publication of its Sustainability Report for 2004, which will bring the Company up to the standards of the other companies in the GrupoNueva group.

PART II

Item 5. Operating and Financial Review and Prospects

Introduction

     The Operating and Financial Review and Prospects begins with a brief Overview of the Company’s business and products, the most important events affecting its financial performance in 2003 and other issues which are material to a reader’s understanding of the material presented in this section. The Overview concludes with the Company’s business outlook for 2004. This is followed by a discussion of the Company’s Results of Operations for 2003 compared to 2002, and for 2002 compared to 2001. The next section provides an analysis of the Company’s Liquidity and Capital Resources, including changes in its balance sheet and cash flows, and discusses its financial commitments. The last two sections discuss the impact of currency devaluation on the Company’s results and the Company’s critical accounting policies.

    The following discussion is based upon, and should be read in conjunction with, the Consolidated Financial Statements, including the Notes thereto, included in this Annual Report under Item 18. The various sections of Item 5 contain a number of forward-looking statements, all of which are based on the Company's current expectations and could be affected by the uncertainties and risk factors described throughout this filing and particularly in the “Business Outlook” section. These uncertainties and risk factors could cause actual results to differ materially from those described in the forward-looking statements.

Overview

Business and Products

    The Company’s primary source of revenue is the sale of particle board, MDF and OSB woods products. The Company’s business strategy is to be the leader and world-class producer of wood board in Latin America while expanding and diversifying its export markets. The Company’s operations are located in regions with access to environmentally-friendly, long-term, low cost supplies of wood. Recently, the Company has sought to focus its product mix to include higher margin products such as melamine-laminated wood paneling and expand into new products, such as OSB, that have significant synergies with the Company’s core business.

    The Company has designed a focused medium and long-term strategy. The specific focus of the Company's medium and long-term strategy is to:

  Strengthen commercial and production leadership in the Latin America board industry

  Further develop distribution channels and market segments to increase the value provided to clients

  Offer a greater variety of products and higher value products that meet clients needs and conform to international standards

    The Company generates revenue and has production facilities in four principal markets – Chile, Argentina, Brazil and Mexico. While the Company also exports to other Latin American and world wide markets, its performance in its principal markets is, and will continue to be, fundamental to its strategy and results of operations. In an effort to diversify, the Company has recently expanded its distribution channels to non-principal markets by opening new commercial offices and increasing the number of Placacentro stores throughout Latin America.

    Regional economic conditions have a significant impact on the Company's business . Demand for the Company's products is influenced significantly by growth in the construction and furniture industries, which are highly correlated with regional economic conditions. During the recent economic weakness in Argentina , the construction sector was, in particular, significantly affected. Also, in Chile , the construction sector has, until recently, lagged GDP growth. Economic conditions in two of the Company's primary markets, Argentina and Brazil , while improving, remain uncertain.

    Most of the Company's products are commodity products and subject to competition from manufacturers in the region and to a certain extent worldwide . In particular, supply factors that have affected or are likely to affect the results of operations are the increased MDF installed capacity of competitors in Chile and Brazil and continued import substitution of particle board from Argentina .. Also, in Brazil , the Company has experienced strong growth in OSB sales where it is the only OSB producer. There can be no assurance that competitors will not enter this market and adversely affect the OSB prices and the Company's results.

    Prices for the Company's products have historically been volatile and the Company, like other competitors in the industry, has limited control over the degree and timing of price fluctuations of its products . To a certain extent, product pricing depends on the supply of building products in the Company's region. Recently, the Company has experienced price pressure on the Chilean particle board market due to imports from Argentina and industry over capacity in certain regions such as Chile . In addition, prices for its products are also influenced by worldwide prices, which until the second half of 2003, were relatively depressed. Towards the end of 2003, the Company benefited from a positive OSB price cycle in the US market.

    The Company's sales and transactions occur in an array of markets and represent a portfolio of currencies . The majority of the Company's sales and transactions are indexed to U.S. dollars in the short- and medium-term, although, currency depreciation in any particular market can significantly decrease net sales when translated into U.S. dollars. However, devaluation can also increase competitiveness and ability to export, although at generally lower prices than in the local market. Currency exchange volatility significantly influences the Company's results of operations and has, in recent years, been especially volatile and had a negative impact on the Company's performance. Currency volatility is often correlated with regional economic conditions but can also be affected by world events such as terrorism and global economic shocks.

Financial Performance

Performance Summary

    The table below sets forth, for each of the years indicated, the percentage growth in net sales from the prior years and the Company's gross margin, operating income margin and net income margin for such years.

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	236.3	225.4	281 .8

Net Sales Growth %	-	(4.6)%	25.0%
Gross Margin % *	33.8%	26.3%	23.5%
Operating Income Margin % *	18.3%	13.2%	9.0%
Net Income Margin % *	13.3%	6.5%	3.4%

* Amounts are expressed as percentages of net sales.

    Significant Factors Affecting Performance. The most important factors affecting the Company's operating and financial performance in 2003 were the following:

  Pricing pressure in particle board and MDF during the first half of the year.

  Economic recovery in Argentina and stabilization of regional currencies.

  Higher OSB price cycles in the US in the second half of 2003.

    Summary. Despite an improvement in regional economic conditions in 2003, the Company continued to face a challenging business environment with pricing pressure and increased costs offsetting higher physical volume sales. In 2003, net sales increased 25.0% to US$281.8 million compared to net sales of US$225.4 million in 2002. However, gross margins and operating margins decreased from 26.3% and 13.2%, respectively, to 23.5% and 9.0%, respectively. The decline in gross and operating margins is due primarily to pricing pressure, temporarily higher operating costs and an increase in sales of lower margin products.

Impact of General Economic Conditions

    As mentioned previously, regional economic conditions have a significant impact on the Company's results of operations. In the table below are GDP growth rates in the Company's most important markets in addition to forecasts for growth in 2004 by the International Monetary Fund.

	Year ended December 31,			Projected (1)

	2001	2002	2003	2004

Chile	3.1%	2.1%	3.3%	4.6%
Argentina	(4.4)%	(10.9)%	8.7%	5.5%
Brazil	1.3%	1.9%	(0.2)%	3.5%
Mexico	(0.2)%	0.7%	1.2%	3.3%
(1)	Projected GDP growth by the International Monetary Fund as of April 2004.

Other Developments Affecting Performance

    Change in Reporting Currency. On April 10, 2003, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) authorized Masisa to maintain its accounting records in US dollars as of January 1, 2003. On October 10, 2003, the Superintendencia de Valores y Seguros (the “Chilean Securities and Insurance Authority” or “SVS”) authorized the Company to present its annual and quarterly statutory financial statements in US dollars. The Company's functional currency has not changed and remains the US dollar. In accordance with Chilean GAAP, the Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously presented in Chilean pesos were recast in accordance with accounting principles generally accepted in Chile to be presented in U.S. dollars using the exchange rates as of December 31, 2002 and 2001, respectively. The exchange rates used for this purpose as of December 31, 2002 and 2001 were Ch$ 718.61 and Ch$ 654.79, respectively. See Note 23 of the Consolidated Financial Statements for a description and quantification of the differences between U.S. GAAP and Chilean GAAP related to the process of recasting the financial statements for periods prior to January 1, 2003. As a result of this change in the reporting currency, certain year-over-year comparisons previously reported may have changed due to the process of recasting financial information in accordance with accounting principles generally accepted in Chile . However, the Company does not believe the impact of the year-over-year comparisons are significant.

    2003 Bond Issuance. The Company issued a two series bond in December 2003 in order to pay down existing debt maturing in 2003 and 2004. The principal amount of the issuance was US$91.2 million and effectively increases the duration of the Company's financial liabilities in order to better match the duration of its assets. The Company, which has historically secured financing in U.S. dollars, chose to issue the bond in UF in order to take advantage of positive market conditions in the local Chilean capital markets.

Business Outlook

    The Company believes market conditions in 2004 will continue the improvement that began in the second half of 2003. In particular, it is expected that continued stability and recovery in Argentina will improve product pricing by increasing demand in Argentina and reducing import pressure in Chile . Also, in Brazil the Company believes that performance will continue the strength demonstrated in 2003 as a result of greater demand for its MDF products and higher OSB price cycles in the US leading to greater export volumes.

    However, several factors could negatively impact the Company's performance in 2004. Product price cycles, especially OSB, are cyclical and highly unpredictable. Given that a significant part of the Company's growth has come from export sales of OSB, a decline in OSB prices could adversely affect the Company's results of operations. Also, due to significant economic growth in Asia and especially China , worldwide demand for shipping has increased dramatically. The Company has at times experienced difficulty in arranging shipping from its Latin American operations to export markets. Given that exports have recently contributed significantly to the Company's growth, further difficulty to arrange adequate shipping for its products could adversely affect its results of operations.

Results Of Operations

Consolidated

    The discussion below analyses and compares on a consolidated level the results of operation comparing 2003 to 2002 and 2002 to 2001. The following table summarizes the consolidated results of operations for the years indicated.

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	236.3	225.4	281.8
Gross Margin (millions of US$)	79.9	59.4	66.3
Operating Income (millions of US$)	43.2	29.8	25.3
Net Income (millions of US$)	31.4	14.6	9.6

Physical Board Volume (thousands of cubic meters)	1,066.1	1,302.0	1,435.4
Average Board Price per Cubic Meter (US$)	208	162	178

Net Sales Growth %	-	(4.6)%	25.0%
Gross Margin % *	33.8%	26.3%	23.5%
Operating Income Margin % *	18.3%	13.2%	9.0%
Net Income Margin % *	13.3%	6.5%	3.4%
* Amounts are expressed as percentages of net sales.

2003 compared to 2002

    Net sales increased 25.0% to US$281.8 million in 2003 compared to US$225.4 million in 2002. The increase in net sales is attributable to generally improved market conditions in three of the Company's four principal markets. Argentina , Brazil and Mexico showed strong sales volume growth and moderate price improvement. Improvement in these markets was offset partially by a decline in net sales in Chile due to greater competition and lingering import substitution coming from Argentina . Physical board volume sales increased by 10.2% from 1,302.0 thousand cubic meters in 2002 to 1,435.4 thousand meters in 2002. Average board prices increased 9.6 % to US$178 in 2003 compared to US$162 in 2002.

    Gross margin increased 11.6% from US$59.4 million in 2002 to US$66.3 million in 2003 due to higher overall sales. However, margins declined from 26.3% of net sales in 2002 to 23.5% of net sales in 2003 mainly due to an increase in sales of lower margin products as well as higher costs of sales that were not wholly offset by higher product prices. Some of the higher costs of sales can be attributed to problems introducing new MDF technology in Chile in the first quarter of 2003. During January and February of 2003, the Company faced difficulties introducing a new resin gluing technology on its MDF line in Cabrero which both increased costs and resulted in lost export sales. The Company estimates the these problems increased average production costs by approximately 11% in the first two months of 2003.

    Selling and administrative expenses increased 38.5% to US$41.0 million in 2003 from US$29.6 million in 2002. This increase was due primarily to the fact that: (i) the Company's operating expense are to a certain extent variable and therefore increase when sales increase and (ii) the local currencies where the Company operates appreciated, on average, relative to the U.S. dollar, thereby increasing operating expenses when translated into U.S. dollars. Additionally, in 2003 there were two one-time consulting projects totaling US$1.0 million. The first project, amounting to approximately US$0.6 million, was undertaken with the help of a globally recognized consulting firm to improve the Company's long-term business strategy. The second project, amounting to approximately US$0.4 million, was undertaken, with the help of an investment bank, to analyze the Company's optimum corporate ownership structure.

    Operating income decreased by 15.1% to US$25.3 million in 2003 compared to US$29.8 million in 2002 due to the decrease in gross margin and higher selling and administrative expenses as described above.

    Non-operating results decreased from a loss of US$9.6 million in 2002 to a loss of US$12.7 million in 2003, a variation of 31.9%, despite a US$6.6 million decrease in price-level restatement losses. Non-operating income declined 36.7% from US$7.7 million in 2002 to US$4.9 million in 2003 principally due to a non-recurring reversal of the allowance for doubtful accounts of US$2.8 million in 2002. Non-operating expenses increased by 48.5% from US$12.1 million in 2002 to US$17.9 million in 2003 principally due to an increase in interest expense as a result of the expensing of previously capitalized interest expense associated with the OSB plant in Brazil . Interest expense associated with the OSB plant in Brazil was capitalized in 2001 and 2002 because it was in a construction and start-up phase.

    The Company reported net income of US$9.6 million, or 3.4% of net sales, in 2003 compared to net income of US$14.6 million, or 6.5% of net sales, in 2002. The 34.1% decrease in net income in 2003 compared to 2002 reflects, among other things, lower gross margin and operating income and lower non-operating results as discussed above.

2002 compared to 2001

    Net sales decreased 4.6% to US$225.4 million in 2002 compared to US$236.3 million in 2001, despite a 22.1% increase in physical volume sales. The decrease in net sales in U.S. dollar terms is attributable to price weakness resulting from the generally depressed Latin American economy and the depreciation of the region’s currencies, especially the Argentinean peso. These factors were partially offset by the sale of a larger volume of product, primarily as a result of the incorporation of the new particle board plant in Mexico and the start up of the Brazilian OSB plant. In addition, the Company was able to export a higher percentage of its production. The average board price per cubic meter in 2002 was US$162 compared to US$208 per cubic meter in 2001. Consolidated sales by physical board volume increased 22.1% to 1,302.0 thousand cubic meters in 2002, compared to 1,066.1 thousand cubic meters in 2001.

    Gross margin decreased 25.6% from US$79.9 million, or 33.8% of net sales, in 2001 to US$59.4 million, or 26.3% of net sales, in 2002. This decrease is due to lower prices mainly as a result of the Argentinean economic crisis, which adversely impacted the regional economy and resulted in devaluations in Latin American countries' currencies. However, while such devaluations had the effect of lowering prices for the Company's products in terms of U.S. dollars, there was not an equally corresponding reduction in the Company's cost of sales since a significant portion of the raw materials used by the Company are priced in U.S. dollars and determined on world markets. Average domestic prices for raw particle board and raw MDF in Argentina , Chile , Brazil and Mexico in 2002 were US$115 and US$167 per cubic meter respectively, compared to average export prices to other markets of US$90 and US$162 per cubic meter, respectively.

    Selling and administrative expenses totaled US$29.6 million, or 13.1% of net sales, for 2002, representing a 19.4% decrease from US$36.7 million, or 15.5% of net sales, for 2001. This decrease was due primarily to the general currency devaluation in the Latin American region and reductions in administration costs resulting from the centralization of certain corporate responsibilities. Currency devaluation reduced foreign subsidiaries' local currency expenses when translated to U.S. dollars for the preparation of the consolidated financial statements. Brazilian expenses in local currency terms increased mainly due to the increased sales of OSB.

    Operating income decreased by 30.9% to US$29.8 million, or 13.2% of net sales, in 2002 compared to US$43.2 million, or 18.3% of net sales, in 2001. The decrease in operating income is attributable mainly to the decrease in gross margin which was partially offset by lower selling and administrative expenses as discussed above.

    Non-operating results increased from a loss of US$13.7 million in 2001 to a loss of US$9.6 million in 2002, a variation of 29.9%, despite an increase in price-level restatement losses. Price-level restatement loss totaled US$6.3 million in 2002 compared to a loss of US$0.7 million in 2001, mainly due to the effect of the devaluation of the Argentinean peso recorded during 2002. There were no gains on sales of investments during 2002, but in 2001 gains on the sale of investments totaled US$11.0 million. The gain realized in 2001 was due to the sale by Masisa of its 50% stake in the chemical joint venture with Georgia Pacific in January of that year. There were no non-operating write downs in 2002 compared to the US$8.3 million in 2001 resulting from the impairment of a particle board line in Chile to reflect its current value. Net interest expense decreased moderately from US$10.2 million in 2001 to US$8.2 million in 2002.

    The Company reported net income of US$14.6 million, or 6.5% of net sales, in 2002 compared to net income of US$31.4 million, or 13.3% of net sales, in 2001. The 53.5% decrease in net income in 2002 compared to

2001 reflects, among other things, lower gross margin, lower operating income and higher taxes which were partially offset by lower non-operating losses. Income taxes increased from a benefit of US$0.6 in 2001 to an expense of US$7.0 million in 2002. The large increase is due to the deceleration of depreciation expense based on an accelerated depreciation schedule and the resulting increase in tax liability.

Geographic Segments

    The following discusses geographic segments based on the location in which the sale is originated, as reported in Note 23(2)(f) of the Consolidated Financial Statements.

Chile

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	141.0	116.3	117.5
Gross Margin (millions of US$)	43.7	39.0	27.9
Selling and Administrative Expenses (millions of US$)	(17.4)	(16.0)	(17.9)
Operating Income (millions of US$)	26.3	23.0	10.0
Depreciation (millions of US$)	11.9	10.7	11.5

Net Sales Growth %	-	(17.5)%	1.0%
Gross Margin % *	31.0%	33.5%	23.8%
Operating Income Margin % *	18.7%	19.8%	8.5%

* Amounts are expressed as percentages of net sales.

    2003 compared to 2002. In Chile , net sales increased 1.0% to US$117.5 million in 2003 compared to US$116.3 million in 2002. Forestry and wood chip sales increased moderately. However, the increase was offset by a decline in board sales due mainly to lower average prices and lower physical volume sales resulting from continued import pressure from Argentina , especially from particle board imports during the first half of 2003, and a larger capacity in the board market. Production problems in the MDF board plants, as a result of introducing new technology in the first quarter of the year, prevented exports from compensating for part of this drop. Gross margin declined from US$39.0 million, or 33.5% of net sales, in 2002 to US$27.9 million, or 23.8% of net sales, in 2003. This decrease is due mainly to lower physical volume sales and lower prices as discussed above while average raw material costs, which are priced in dollars and determined by world markets, were either flat or increased. Operating income decreased to US$10.0 million, or 8.5% of net sales, in 2003 compared to US$23.0 million, or 19.8% of net sales, in 2002. The decrease in operating income is attributable to the decrease in gross margin as discussed above and higher selling and administrative expenses due mainly to certain non-recurring expenses including consulting projects undertaken in 2003 to improve the Company's long-term business strategy and operations. These consulting projects amounted to approximately US$1.0 million. The first project, amounting to approximately US$0.6 million, was undertaken with the help a globally recognized consulting firm to improve the Company's long-term business strategy. The second project, amounting to approximately US$0.4 million, was undertaken, with the help of an investment bank, to analyze the Company's optimum corporate ownership structure. Additionally, selling and administrative expenses were higher in 2003 compared to 2002 because of local currency appreciation, additional costs of storing unsold product, additional insurance and higher provision for doubtful accounts.

    2002 compared to 2001. In Chile , net sales declined 17.5% to US$116.3 million in 2002 compared to US$141.0 million in 2001. This was due mainly to lower average prices as a result of import pressure from Argentina following the devaluation. In Chile , in U.S. dollar terms, average prices for raw and coated particle board and MDF decreased approximately 7.4% in 2002 as compared to 2001 levels. Physical volume sales declined moderately in the local market but export sales increased. Gross margin declined from US$43.7 million, or 31.0% of net sales, in 2001 to US$39.0 million, or 33.5% of net sales, in 2002. This was due mainly to the decline in net sales discussed above. Operating income decreased to US$23.0 million, or 19.8% of net sales, in 2002 compared to US$26.3 million, or 18.7% of net sales, in 2001. This was mainly due to lower gross margins. However, lower gross margins were partially offset by a decrease in selling and administrative expenses from US$17.4 million in 2001 to US$16.0 million in 2002 as a result of the local currency devaluation.

Argentina

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	70.5	49.2	68.9
Gross Margin (millions of US$)	23.2	7.8	12.0
Selling and Administrative Expenses (millions of US$)	(13.8)	(7.1)	(7.6)
Operating Income (millions of US$)	9.3	0.7	4.5
Depreciation (millions of US$)	7.4	8.0	8.1

Net Sales Growth %	-	(30.3)%	40.0%
Gross Margin % *	32.8%	15.9%	17.4%
Operating Income Margin % *	13.2%	1.5%	6.5%
* Amounts are expressed as percentages of net sales.

    2003 compared to 2002. In Argentina , net sales increased 40.0% to US$68.9 million in 2003 compared to US$49.2 million in 2002. The increase is due mainly to a recovery in the Argentinean market, especially in the second half of 2003, after the economic crisis in 2002. Industries such as construction, which suffered greatly during the crisis, improved in 2003. Both average prices and physical volume sales increased during 2003 compared to 2002. Gross margin increased from US$7.8 million, or 15.9% of net sales, in 2002 to US$12.0 million, or 17.4% of net sales, in 2003. This increase is due mainly to higher net sales resulting from the recovery of the local market, that replaced lower margin exports sales. However, margins remained below pre-2002 levels because of higher raw material costs and continued excess capacity in the industry. Operating income increased to US$4.5 million, or 6.5% of net sales, in 2003 compared to US$0.7 million, or 1.5% of net sales, in 2002. The increase in operating income is attributable to the increase in gross margin as described above while selling and administrative expenses increased only slightly due to a moderate appreciation of the Argentinean peso.

    2002 compared to 2001. In Argentina , net sales decreased 30.3% to US$49.2 million in 2002 compared to US$70.5 million in 2001. The decline was due mainly to lower average prices and lower physical volume sales resulting from the severe economic crisis and devaluation experienced during 2002. Average prices for raw and coated particle board and MDF decreased approximately 39.3%, in dollar terms, in 2002 compared to 2001. Local market demand dropped substantially as the economic crisis affected the construction and furniture industries. The Company was, however, able to compensate for the decline in local market sales by increasing export sales. Accordingly, the Company began to export the majority of its Argentinean production previously destined for sale in Argentina , to other markets. In general, under normal market conditions, the prices at which the Company can sell its products in its export markets are lower than the prices at which it can sell those products in the countries in which they are produced. In addition, the cost of sales incurred by the Company with respect to such products in its domestic and export markets are comparable. As a result, the Company's gross margin, as a percentage of net sales, on its export sales is in general lower than for sales of its products in its domestic markets. Gross margin declined from US$23.2 million, or 32.8% of net sales, in 2001 to US$7.8 million, or 15.9% of net sales, in 2002. This decrease is due mainly to the substantial decrease in net sales as discussed above while average raw material costs declined only moderately. Operating income declined to US$0.7 million, or 1.5% of net sales, in 2002 compared to US$9.3 million, or 13.2% of net sales, in 2001. The decrease in operating income is attributable to the decrease in gross margin that was partially offset by significantly lower selling and administrative expenses due to the devaluation of the local currency.

Brazil

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	38.8	46.2	73.8
Gross Margin (millions of US$)	12.1	9.5	19.3
Selling and Administrative Expenses (millions of US$)	(4.7)	(3.8)	(6.5)
Operating Income (millions of US$)	7.4	5.7	12.9
Depreciation (millions of US$)	2.6	4.5	5.3

Net Sales Growth %	-	18.9%	59.7%
Gross Margin % *	31.2%	20.7%	26.2%
Operating Income Margin % *	19.1%	12.4%	17.4%

* Amounts are expressed as percentages of net sales.

    2003 compared to 2002. In Brazil , net sales increased 59.7% to US$73.8 million in 2003 compared to US$46.2 million in 2002. This increase occurred despite no growth in GDP in the Brazilian market in 2003 and a decline in both consumption and internal demand following pre- and post-election uncertainty. The increase is due mainly to a significant recovery in the price of MDF boards in the domestic market and a sales increase of OSB boards both in Brazil as well as abroad, taking advantage of substantial OSB price increases in the US market towards the end of 2003. Both average prices and physical volume sales increased during 2003 compared to 2002. Gross margin increased from US$9.5 million, or 20.7% of net sales, in 2002 to US$19.3 million, or 26.2% of net sales, in 2003. This increase is due mainly to higher physical volume sales, especially OSB exports, and higher sales prices relative to raw material costs. Operating income increased to US$12.9 million, or 17.4% of net sales, in 2003 compared to US$5.7 million, or 12.4% of net sales, in 2002. The increase in operating income is attributable to the increase in gross margin as described above, however, the increase was partially offset by higher selling and administrative expenses. In 2002, indirect expenses associated with the construction and start-up of the OSB plant were capitalized. Starting in 2003, with the OSB plant fully operating, these indirect expenses are no longer capitalized thus increasing selling and administrative expenses compared to 2002. Also, depreciation expense increased in 2003 due to additional capital investments made in the OSB plant in 2002.

    2002 compared to 2001. In Brazil , net sales increased 18.9% to US$46.2 million in 2002 compared to US$38.8 million in 2001. The increase is due mainly to increased physical volume sales which offset lower average prices. Pre-election uncertainty and reverberations from the Argentinean economic crisis led to the depreciation of the local currency. Prices for raw and coated particle board and MDF declined approximately 25.0% in dollar terms. However, strong demand for laminated particle board and MDF board and the successful introduction of OSB significantly increased physical volume sales and more than compensated for price declines. In addition, Brazil was able to increase exports. Gross margin decreased from US$12.1 million, or 31.2% of net sales, in 2001 to US$9.5 million, or 20.7% of net sales, in 2002. This decrease is due mainly to lower prices as discussed above without a corresponding decline in per unit raw material costs. Operating income decreased to US$5.7 million, or 12.4% of net sales, in 2002 compared to US$7.4 million, or 19.1% of net sales, in 2001. The decrease in operating income is attributable to the decrease in gross margin which was partially offset by a decline in selling and administrative expenses due to the devaluation of the local currency.

Mexico

	Year ended December 31,

	2002 (1)	2003

Net Sales (millions of US$)	17.0	34.9
Gross Margin (millions of US$)	2.9	5.0
Selling and Administrative Expenses (millions of US$)	(2.7)	(6.8)
Operating Income (millions of US$)	0.2	(1.8)
Depreciation (millions of US$)	0.7	0.9

Net Sales Growth %	-	105.6%
Gross Margin % *	17.2%	14.4%
Operating Income Margin % *	1.2%	(5.2)%

(1)	The Company acquired its Mexico Operation in January 2002.
* Amounts are expressed as percentages of net sales.

    2003 compared to 2002. In Mexico , net sales increased 105.6% to US$34.9 million in 2003 compared to US$17.0 million in 2002. The increase is due mainly to Masisa Mexico production replacing Mexican sales that previously were filled by imports from other Masisa countries and an increase in exports. The Company acquired its Mexico Operations on January 8, 2002. See “Mexican Production Facilities” under Item 4 for more detailed information on the acquisition. Gross margin increased from US$2.9 million, or 17.2% of net sales, in 2002 to US$5.0 million, or 14.4% of net sales, in 2003. This increase is due mainly to higher net sales as discussed above. Operating income decreased from US$0.2 million, or 1.2% of net sales, in 2002 to a loss of US$1.8 million, or 5.2% of net sales, in 2003. The decrease in operating income is attributable to significantly higher selling and administrative expenses due mainly to non-recurring costs associated with developing Masisa Mexico 's administrative infrastructure and incorporating Masisa Mexico into the Company's global operations. Some of Masisa Mexico 's selling and administrative expenses are variable and would be expected to increase if sales were to increase.

    The Company acquired its Mexico operations in 2002 and therefore year-over-year comparisons between 2001 and 2002 are not meaningful. In addition, although the company acquired its Mexico operations in January of 2002, the facilities acquired went through a startup and adjustment period during the first part of 2002 and therefore were not in full operation for the entire year.

Product Segments

Particle Board

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	88.8	87.5	92.2
Physical Volume Sales (thousands of cubic meters)	465.2	538.3	552.0
Average Price per Cubic Meter (US$)	191	163	167

% of Consolidated Net Sales	37.6%	38.8%	32.7%
Net Sales Growth %	-	(1.4)%	5.3%
Volume Growth %	-	15.7%	2.6%
Price Change %	-	(14.8)%	2.7%

    2003 compared to 2002. Particle board sales generated US$92.2 million, or 32.7% of the Company's total net sales, for 2003 compared to US$87.5 million, or 38.8% of net sales, for 2002. Particle board physical volume sales increased by 2.6% from 538.3 thousand cubic meters in 2002 to 552.0 thousand cubic meters in 2003. This increase in physical volume is mainly attributable to a recovery in the Argentinean market and strong growth in Peru . However, the strength in these two markets was partially offset by weakness in Chile where both volume and average prices declined. Averages price in U.S. dollars for consolidated particle board sales increased 2.7% to US$167 per cubic meter in 2003, compared to US$163 in 2002. The increase in particle board prices is mainly due to higher prices in Argentina and Brazil and a moderate appreciation of currencies in those local markets.

    2002 compared to 2001. Particle board sales generated US$87.5 million, or 38.8% of the Company's total net sales, for 2002 compared to US$88.8 million, or 37.6% of net sales, for 2001. Particle board physical volume sales increased by 15.7% from 465.2 thousand cubic meters in 2001 to 538.3 thousand cubic meters in 2002. This increase in physical volume is mainly attributable to the production from the newly acquired Mexican particle board plant in Durango . Average prices in U.S. dollars for consolidated particle board sales decreased 14.8% to US$163 per cubic meter in 2002, compared to US$191 in 2001. The decrease in particle board prices is mainly due to the devaluation of local currencies in Chile , Brazil and Argentina.

MDF

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	134.9	119.8	135.3
Physical Volume Sales (thousands of cubic meters)	595.3	674.4	705.4
Average Price per Cubic Meter (US$)	227	178	192

% of Consolidated Net Sales	57.1%	53.1%	48.0%
Net Sales Growth %	-	(11.2)%	13.0%
Volume Growth %	-	13.3%	4.6%
Price Change %	-	(21.6)%	8.0%

    2003 compared to 2002. MDF sales reached US$135.3 million, representing 48.0% of total net sales for 2003. In 2002, MDF sales totaled US$119.8 million or 53.1% of total net sales. MDF physical volume sales increased 4.6% from 674.4 thousand cubic meters in 2002 to 705.4 thousand cubic meters in 2003. MDF sales do not include moldings made from MDF which are included in Other Products. The increase in volume was mainly due to a recovery in the Argentinean local market and continued growth in Brazil which offset weakness in Chile . Prices recovered strongly in both Argentina and Brazil , as a result of strong demand and currency appreciation in the local markets. Average prices in U.S. dollars for consolidated MDF sales increased 8.0% to US$192 per cubic meter in 2003, compared to US$178 in 2002.

    2002 compared to 2001. MDF sales reached US$119.8 million, representing 53.1% of total net sales for 2002. In 2001, MDF sales totaled US$134.9 million or 57.1% of total net sales. MDF physical volume sales increased 13.3% from 595.3 thousand cubic meters in 2001 to 674.4 thousand cubic meters in 2002. The increase in volume was mainly due to an increase of 127% of MDF export sales to markets where the Company has no MDF facilities. Average price in U.S. dollars for consolidated MDF sales decreased 21.6% to US$178 per cubic meter in 2002, compared to US$227 in 2001. The decrease in MDF prices was due to the devaluation of the local currencies in Chile , Brazil and Argentina and the higher proportion of MDF export sales over total MDF sales, which normally command lower prices compared to domestic sales.

OSB

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	-	9.0	27.7
Physical Volume Sales (thousands of cubic meters)	-	89.4	178.1
Average Price per Cubic Meter (US$)	-	101	155

% of Consolidated Net Sales	-	4.0%	9.8%
Net Sales Growth %	-	-	206.7%
Volume Growth %	-	-	99.3%
Price Change %	-	-	53.9%

    2003 compared to 2002. OSB sales in 2003 reached US$27.7 million or 9.8% of the Company's net sales compared to only US$9.0 million or 4.0% of net sales in 2002. This represents an increase of 206.7% in net sales and an increase of 99.3% in physical volume sales. In 2003, the Company sold 178.1 thousand cubic meters of OSB compared to 89.4 thousand cubic meters in 2002. This increase was mainly due to increased production and sales from the Brazilian OSB plant which became fully operational in the fourth quarter of 2002. Also, the Company was able to take advantage of a an increase in OSB prices in the U.S. market towards the end of the year to increase export sales.

    2002 compared to 2001. In 2001, OSB sales were included in Other Products and therefore do not appear in the table above. OSB sales in 2002 reached US$9.0 million or 4.0% of Company’s net sales compared to only US$0.9 million or 0.4% of net sales in 2001. In 2002, the Company sold 89.4 thousand cubic meters of OSB compared to 5.6 thousand cubic meters in 2001. This increase was due to production from the new Brazilian OSB plant which produced its first boards in November 2001 and became fully operational in the fourth quarter of 2002.

Other Products

    Other products include principally timber and wood chips, molding and doors.

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	12.6	9.1	26.7

% of Consolidated Net Sales	5.3%	4.0%	9.5%
Net Sales Growth %	-	(27.6)%	193.0%

    2003 compared to 2002. Other products net sales increased 193.0% to US$26.7 million or 9.5% of the Company's net sales in 2003 from US$9.1 million or 4.0% of the Company's net sales in 2002. The increase was primarily due to the addition of a pre-painted MDF moldings product line produced in Argentina starting in 2003 and a large increase in timber and wood sales. The MDF moldings are sold almost exclusively in exports markets and reached net sales of US$4.7 million in 2003 compared to no sales in 2002. The increase in timber and wood chips sales was due mainly to higher physical volume sales, especially in Argentina , and increased trading revenue which were partially offset by lower prices. Part of timber and wood chips net sales are derived from low margin trading activities that can fluctuate significantly depending on market conditions and Masisa's ability to exploit market opportunities. In 2003, trading revenue more than doubled to approximately US$4.5 million compared to US$2.0 million in 2002. Door sales in 2003 were flat compared to 2002.

    2002 compared to 2001. Other products net sales decreased to US$9.1 million or 4.0% of the Company’s net sales in 2002 compared US$12.6 million or 5.3% of the Company’s net sales in 2001. This was due primarily to a decrease in timber and wood chip sales due to weak demand and lower trading activity. Additionally, OSB sales were included in Other Products in 2001 but not in 2002. OSB sales in 2001 were US$0.9 million. Door sales in 2002 were flat compared to 2001.

    Forestry Business

    The Company operates and manages its forestry business in Chile and Argentina through its subsidiary Forestal. In the Geographic Segments discussion above, Forestal's results of operations are included in Chile and Argentina in accordance with the origin of sale. Forestal's net sales and operating income, respectively, represent less than 10% of the Company's results of operations. However, the Company believes that a separate discussion and analysis of its forestry business is useful.

	Year ended December 31,

	2001	2002	2003

Net Sales (millions of US$)	15.2	11.9	15.7
Gross Margin (millions of US$)	2.4	1.2	2.8
Selling and Administrative Expenses (millions of US$)	(1.1)	(0.5)	(0.6)
Operating Income (millions of US$)	1.3	0.7	2.2
Depreciation (millions of US$)	0.1	0.1	0.1

Net Sales Growth %	-	(21.6)%	31.3%
Gross Margin % *	15.5%	10.1%	17.9%
Operating Income Margin % *	8.5%	6.1%	14.2%
* Amounts are expressed as percentages of net sales.

    2003 compared to 2002. Forestal's net sales increased 31.3% to US$15.7 million in 2003 compared to US$11.9 million in 2002. The increase was due mainly to higher physical volume sales, especially in Argentina , and increased trading revenue which were partially offset by lower prices. Part of Forestal's net sales are derived from low margin trading activities that can fluctuate significantly depending on market conditions and Masisa's ability to exploit market opportunities. In 2003, trading revenue more than doubled to approximately US$4.5 million compared to US$2.0 million in 2002; however, average prices declined moderately primarily as a result of local market oversupply in Chile . Gross margin increased from US$1.2 million, or 10.1% of net sales, in 2002 to US$2.8 million, or 17.9% of net sales, in 2003. This increase was due mainly to the higher net sales discussed above. Operating income increased to US$2.2 million, or 14.2% of net sales, in 2003 compared to US$0.7 million, or 6.1%% of net sales, in 2002. The increase in operating income is attributable to higher net sales and gross margins. Selling and administrative expenses increased moderately in dollar terms as a result of the appreciation of local currencies.

    2002 compared to 2001. Forestal's net sales decreased 21.6% to US$11.9 million in 2002 compared to US$15.2 million in 2001. The decline is due mainly to a decrease in physical volume sales and prices due to the devaluation and economic crisis in Argentina as well as a decrease in trading revenue. Part of Forestal's net sales are derived from low margin trading activities that can fluctuate significantly depending on market conditions and Masisa's ability to exploit market opportunities. In 2002, trading revenue declined significantly to approximately US$2.0 million compared to US$4.8 million in 2001. Gross margin decreased from US$2.4 million, or 15.5% of net sales, in 2002 to US$1.2 million, or 10.1% of net sales, in 2002. This decrease is due mainly to lower net sales discussed above. Operating income declined to a loss of US$2.2 million, or 18.6% of net sales, in 2002 compared to a profit of US$1.3 million, or 8.5% of net sales, in 2001. The decrease in operating income is attributable to lower gross margin which were partially offset by lower selling and administrative expenses due to the devaluation of the local currencies, especially the Argentinean peso.

Liquidity And Capital Resources

Overview

    The Company's principal sources of liquidity are existing cash balances, cash generated from operations and its ability to borrow under credit facilities. In general, the Company is not seeking to raise new net long-term capital as it believes current cash reserves and operating sources are sufficient to cover its planned capital expenditures and working capital requirements. Therefore, the Company's financing activities relate principally to replacing its existing long-term credit sources as they periodically mature. The most significant financing event during 2003 involved the issuance of a public bond with two series totaling US$91.2 million in December 2003 for the purpose of repaying previous bank borrowings with December 2003 and 2004 maturities.

Operating Activities

    The Company's net cash provided by operating activities was US$17.8 million for 2003, US$4.5 million for 2002 and US$58.7 million for 2001. The increase in net cash provided by operating activities in 2003 compared to 2002 is due mainly to a smaller increase in inventories and a decrease in other assets. The decrease in net cash provided by operating activities in 2002 compared to 2001 was mainly due to a decrease in net income, lower write-offs and provisions, and an increase in inventories and accounts receivables as a result of the start up of the OSB plant in Brazil and the particle board plant in Mexico in 2002. Additionally, there was a large decrease in accounts payable.

Investing Activities

    The table below summarizes the Company's significant capital spending by geographic segment.

	Year ended December 31,

	2001	2002	2003

	(millions of U.S. dollars)
Chile (1)	4.5	4.1	6.5
Argentina (1)	33.7	4.7	2.2
Brazil	73.9	19.6	9.2
Mexico (2)	-	16.9	2.5
Forestal Tornagaleones	8.6	4.2	5.7

Total	120.7	49.5	26.0

(1)	Chile and Argentina 's capital spending figures do not include Forestal which is shown separately.
(2)	Mexican operations acquired in January 2002.

    Most of the capital expenditures incurred during 2001, 2002 and 2003 were funded with internal cash generation, short-term and long-term bank loans and a capital increase in January 2001. Forestal’s capital investment program is funded independently by Forestal through bank loans or capital contributions from the Company and Forestal’s other shareholders.

    The Company's significant capital expenditures in 2003 were as follows: approximately US$4.4 million for the planting of timberland in Brazil; US$3.8 million for the acquisition, planting and maintenance of timberland in Chile; US$2.8 million for the addition of a new melamine line in the Coronel, Chile plant; US$1.9 million for the acquisition, planting and maintenance of timberland in Argentina and US$2.4 million for machinery and equipment in Mexico. The remaining capital expenditures were related to various smaller projects.

    Significant capital expenditures in 2002 were as follows: US$16.9 million to acquire the particle board plant in Durango, Mexico, with an annual installed capacity of 120,000 cubic meters per year and a small laminating line with an annual installed capacity of more than 21,000 cubic meters per year; US$13.3 million in equipment and investments related to the start-up phase of the new OSB plant; US$3.7 million for the acquisition and planting of timberland in Brazil; US$3.4 million for the acquisition, planting and maintenance of timberland in Chile; US$1.9 million for construction of the new pre-painted MDF molding line with an annual installed capacity of 36,000 cubic meters in the Concordia, Argentina plant.

    In 2001, significant capital expenditures were as follows were: US$57.8 million for the construction of an OSB plant in Brazil, which has an annual installed capacity of 350,000 cubic meters; US$30.4 million on the construction of the new thin-MDF line at the Company's Concordia, Argentina plant, which has an annual installed capacity of 120,000 cubic meters; US$7.0 million on the completion of the MDF project in Brazil; US$6.4 million for the acquisition, planting and maintenance of timberland in Argentina; US$4.8 million for the acquisition, planting and maintenance of timberland in Brazil; US$3.7 on a new melamine-coating line in Brazil, with a production capacity of 110,000 cubic meters per year; US$2.2 million on new forest plantings in Chile and US$1.4 million on information systems and computer hardware and software in connection with the integration of all of the

Company's subsidiaries under the same computer network and SAP System, as well as developing a data storage system and business-to-business tools to support the Placacentro network.

    During 2004, the Company plans to make capital investments of approximately US$4.3 million in Chile , US$2.6 million in Argentina , US$4.3 million in Brazil and US$1.1 million in Mexico . All of these investments will be financed from operating cash flow. In Chile , the investments are expected to include, among others, a molding line, a fiber bin and a plant security infrastructure. In Argentina , the investment plan includes increasing molding capacity and adding a chip washer. In Brazil , the Company's primary investment will be for the installation of a second defibrator. In Mexico , the principal planned investments include increasing laminating capacity, installing a particleboard mat former and environmental improvements, relating to bringing the company's facilities into compliance with ISO 14,001 and ISO 18,001.

Financing Activities

    The Company's financing activities in 2003 related mainly to replacing existing long-term borrowings maturing in late 2003 and 2004. The largest new borrowing was the successful public issuance of two series of fixed rate bonds totaling US$91.2 million in December 2003. In addition, the Company obtained a new loan from The Bank of Nova Scotia for US$25.0 million. The remainder of new borrowings related to various short-term debt obligations. Significant repayments of long-term borrowings during 2003 included the US$49.7 million Citibank N.A. bank borrowing and US$25.0 million for promissory notes.

    The Company's principal financing activities in 2002 were the subscription of two long-term bank loans, one with Comerica Bank for US$15 million used to finance the acquisition of the Mexican particle board plant, and one with Banco Chile New York for US$15 million used to prepay short term debt.

    As of December 31, 2003, US$11.1 million in excess proceeds from the bond offering were invested in short-term deposits that will be used to repay existing borrowings maturing during 2004. As of December 31, 2003, the current portion of long-term borrowings expected to mature in 2004 was US$52.3 million.

    There were no common stock capital increases in 2002 or 2003. On November 13, 2000, an Extraordinary Shareholder's Meeting was held in Valdivia, and the shareholders of Masisa S.A. agreed to a capital increase of 182,441,061 shares of common stock, at a price of Ch$280 per share. The Chilean Stock Companies Act requires that a Chilean company offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage upon the issuance of new shares through a preemptive rights offering. Maspanel, Masisa's largest shareholder at that time, transferred its preemptive rights to subscribe the shares issued in the capital increase to Terranova, the Company's current majority and controlling shareholder, and the former owner of Fibranova before its acquisition by the Company in 2000. The Company, pursuant to certain Central Bank of Chile rulings, could not extend the preemptive rights offering to the holders of ADSs. On January 12, 2001, when the preemptive rights offering period ended, 81,088,294 shares were subscribed and paid in full for a total of Ch$22,705 million (equivalent to approximately US$39.6 million). On September 14, 2001 the Sumitomo Corporation subscribed 6,926,084 new shares for a total of Ch$2,147 million (approximately US$3.2 million). The proceeds from this capital increase were used to repay a portion of the Company's short term bank loans. In November 2003, the offering period expired for 94,426,683 shares issued but not subscribed and therefore as of June 2004, there are no outstanding shares issued but not subscribed.

    As of December 31, 2003, the Company's total debt, calculated as the sum of short-term bank borrowings, current portion of long-term bank borrowings, other long-term borrowings due within one year, long-term bank borrowings and other long-term borrowings was US$291.8 million, compared to total debt of US$255.7 million as of December 31, 2002. Of the total debt in 2003, US$90.1 million was short-term borrowings compared to US$73.3 million in 2002.

    As of December 31, 2002, the Company's total debt, calculated as the sum of short-term bank loans, current portion of long-term bank loans, other long-term liabilities due within one year, long term bank loans and loans obtained under private placements was US$255.7 million, compared to total debt of US$152.6 million as of December 31, 2001. Of the total debt in 2002, US$73.3 million was short-term debt plus the current portion of long-term debt, compared to US$36.2 million in 2001. The increase in total debt is mainly explained by the subscription of two long term bank loans, one with Comerica Bank for US$15 million used to finance the acquisition of the Mexican particle board plant, and one with Banco Chile New York for US$15 million used to prepay short term debt. For more details regarding short- and long-term financings and their respective restrictive covenants please see Notes 10, 11, 12 and 14 of the Consolidated Financial Statements.

    In addition, total financial liabilities, calculated as total debt to banks, less financial assets (cash, time deposits and fixed rate securities), amounted to US$242.9 million as of December 31, 2003.

Liquidity

    At December 31, 2003, 2002 and 2001, the Company's ratio of current assets to current liabilities was 1.74:1.00, 1.35:1.00 and 1.95:1.00, respectively.

    Total current assets were US$215.7 million, US$135.7 million and US$130.8 million on December 31, 2003, 2002 and 2001, respectively. The 60% increase in current assets between December 31, 2002 and December 31, 2003 was mainly due to (i) an increase in cash and deposit reserves held from a bond the Company issued in December 2003 specifically to repay bank borrowings, some of which were paid in the first quarter of 2004 and (ii) an increase in working capital, specifically accounts receivable and inventories, due to higher sales. The Company does not expect to maintain such high levels of cash and deposits on an ongoing basis. The 3.7% increase in current assets between December 31, 2001 and December 31, 2002 was mainly due to increased cash and deposits as well as increased inventories mainly due to the start up of the OSB plant in Brazil and the particle board plant in Mexico during the same year.

    Total current liabilities were US$124.1 million, US$100.9 million and US$67.1 million on December 31, 2003, 2002 and 2001, respectively. The increase of 23.0% of current liabilities between December 31, 2002 and December 31, 2003 was mainly due to an increase in short-term bank borrowings and the classification in the short-term of long-term bank borrowings, principally the approximately US$30 million Rabobank Ireland PLC loan. The increase of 50.3% in current liabilities between December 31, 2001 and December 31, 2002 was mainly due to the classification in the short term of US$25 million of debt maturing in May 2003.

Off-balance Sheet Arrangements

    The Company does not have any off-balance sheet arrangement including any transactions, agreements or other contractual arrangements involving an unconsolidated entity under which it has:

made guarantees;

a retained or a contingent interest in transferred assets;

an obligation under derivative instruments classified as equity; or

  any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company.

    See Notes 1 and 23 to the audited consolidated financial statements for a more detailed discussion of contingencies, including guarantees.

Contractual Obligations

    The following table summarizes the companies significant long-term contractual obligations as of December 31, 2003.

	Payments Due by Period (millions of U.S. dollars)

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years

Long-term debt obligations	253.5	52.0	123.5	43.7	34.3
Capital lease obligations	0.4	0.3	0.1	-	-
Operating lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities on the registrant's balance sheet under GAAP	-	-	-	-	-

Total Contractual Obligations	253.9	52.3	123.6	43.7	34.3

    The Company has long-term resin supply contract with Georgia Pacific Resins Ltd. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company. The estimated amount of the contract for 2004 is US$17 million. The contract is not a financial obligation since it does not oblige the Company to purchase a minimum amount from Georgia Pacific Resins Ltd.

Impact Of Inflation And Devaluation

    The functional currency of the Company is the U.S. dollar. Portions of the Company's operating costs are denominated in Chilean pesos, Argentine pesos, Brazilian reales and Mexican pesos. Since the revenues of the Company are primarily denominated in U.S. dollars, when inflation/deflation in these countries is not offset by a change in the exchange rate to the U.S. dollar, the financial position, results of operations and cash flows of the Company could be adversely affected. The value of the net assets of the Company not denominated in U.S. dollars can also be affected by devaluation of these currencies.

Critical Accounting Policies

    A summary of the Company's significant accounting policies is included in Note 2 of the Consolidated Financial Statements, which are included in this annual report. The preparation of financial statements requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. The Company's estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of the Company's financial condition and results and require management's most subjective judgements. The Company's most critical accounting policies and estimates are described below.

Property, plant and equipment

    The key judgments the Company must make under the property, plant, and equipment policy include the estimation of the useful lives of its various asset types, the election to utilize primarily the straight-line method for recording depreciation, management's judgment regarding appropriate capitalization or expensing of costs related to fixed assets, and its determination that no impairment exists.

    Property, plant, and equipment is stated on Company's balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. In estimating the useful lives and expected residual value of fixed assets, the Company has primarily relied on actual experience with similar plant and equipment and recommendations from engineers and manufacturers. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

    Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires the Company's estimate of future cash flows generated by each asset or group of assets. For any instance where this evaluation process indicates impairment, the appropriate asset's carrying values are written down to net realizable value and the amount of the write-down is charged against the results of continuing operations.

    Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. The Company's evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset's cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as its financial position.

Forests

    The Company determines the value of its forests by a technical appraisal process. The Company appraises the value of its forests annually, based on the expected present value of future cash flows to be generated by its forests. This discounted cash flow analysis takes into account the forecasted harvests for the upcoming years based on tree growth and fluctuations in the cost and price of wood products.

    The Company initially carries a new plantation at the historical cost including tree development and forest maintenance. When the technical appraisal indicates that the value of a plantation has changed, the Company accounts for this by increasing or decreasing forestry plantations (which is a part of property, plant and equipment) and making a corresponding increase or decrease to the forestry reserves component of shareholders' equity.

    At the end of each year, the Company moves to inventory the appraised value of trees it expects to harvest in the next twelve months. The Company carries these trees in inventory at appraised value until harvesting. No reduction in shareholders' equity is made when standing trees are moved to inventory in anticipation of harvesting.

    The reserve is reversed from shareholders' equity and from the Company's assets when the forestry plantation is sold.

    When the Company appraises the value of its forests it makes judgements about estimated growth rates, current market conditions and statistical techniques. The value of the Company's forests is significant and, accordingly, the results of these judgements can have material affects on the reported amounts of assets and shareholders' equity on the Company's balance sheet.

Inventories

    Inventories of finished goods, forests and plantations in the process of exploitation, materials and supplies are stated at the lower direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Forests and plantations in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods.

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

Item 6. Directors, Senior Management and Employees

Directors

    Masisa S.A. is managed by its Board of Directors, which, in accordance with the bylaws of Company, consists of seven directors who are elected at the ordinary annual shareholders' meeting. Directors are not required to be shareholders. The entire Board is elected every three years, and cumulative voting is permitted for the election of directors. The Board may appoint replacements to fill any vacancies that occur during periods between elections. The bylaws provide that a resignation triggers an election for all Board members at the next annual meeting. The Board of Directors, as set forth below, was elected at the Masisa Ordinary Shareholders Meeting held on April 21, 2004 and the term of each of the current directors will expire at the shareholders meeting scheduled for the first quarter of 2007. The election on April 21, 2004 was held two years early due to the resignation of Mr. Jaime Fernandez. There are regularly scheduled meetings of the Board once a month, and extraordinary meetings are called when needed by the Chairman.

    The names and positions of the current members of the Board, their age and information on their principal business activities outside Masisa are as follows:

    Julio Moura , 52 years old, has been the Company's Chairman of the Board of Directors since 2002. Mr. Moura is also Chairman of the Board of Directors and CEO of GrupoNueva and Chairman of the Board of Directors of Terranova. He has served as Member of the Executive Management Committee and Executive Vice-president for the Schindler Group and Sika Finanz in Switzerland among others. From 1980 until 1983 he was Senior Associate of the Consulting Company Booz Allen & Hamilton. Mr. Moura obtained a degree in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich , Switzerland and holds a MS from M.I.T., Sloan Management School of Management, USA.

    Gonzalo Zegers R-T. , 43 years old, joined the Company in 1996 and has served on the Board of Directors as Executive Vice-President since March 2003. Prior to that he was the Company's Chief Executive Officer from 1997 until March 2003. He also served as the Company's Chief Financial Officer from 1996 to 1997. Mr. Zegers is currently the Chief Executive Officer of Terranova. Mr. Zegers previously served as Chief Executive Officer of C&D Agrofruta Ltda. and is currently on the Board of Directors of several companies related to Masisa. Mr. Zegers holds a business degree from Santiago University .

    Patrick A. Nielson , 53 years old, became a Director of Masisa in July 2002. He is Vice-president, General Counsel and Secretary of GrupoNueva. He also serves on the Board of Directors of Terranova. Prior to that, he was Vice President, General Counsel--Food Operations and Vice President International Legal and Regulatory Affairs of Dole Food Company, Inc. He has also been a member of the Board of Directors of Pascual Hermanos, S.A. of Spain and The Western Growers Association. Mr. Nielson holds a Bachelor of Arts from Lewis & Clark College and a Juris Doctor from Hastings College of the Law, University of California .

    Isidoro Palma P. , 58 years old, has served on the Board of Directors from 1988 to 1991 and again from 1993 through the present. Since 2001, he has served as Chairman of Masisa'a Directors Committee. Mr. Palma served from 1980 to 1991 as Vice-President of Citicorp/Citibank Chile and was a member of the Board of Directors of several Chilean companies. He is currently a member of the Board of Directors of Cintac S.A., Iutasa S.A. , Inversiones Juan Yarur S.A and is a member of Comisión Clasificadora de Riesgos. Mr. Palma is also the principal partner and Executive Director of Inversiones y Asesorías Prime Ltda. Mr. Palma holds a business degree from the Catholic University of Chile, an MBA from Stanford University and is a Ph.D. candidate in Economics at the University of Minnesota .

    Jorge Carey , 62 years old, has served as a Director on the Company's Board since July 2002. Mr. Carey also serves on the Board of Directors of Terranova. He is also the Chairman of Chile's largest law firm, Carey & Co. and of Empresas Melón , Chile 's largest cement company. He is a board member of several Chilean corporations and institutions, including ING Chile S.A., Enaex S.A. , CCU, Hogar de Cristo and CIC S.A. and of several non Chilean organizations, including Aur Resources Inc. in Canada and the Chile Moneda Fund in Bermuda . Mr. Carey worked early in his career for three years as an attorney in Washington D.C. for the International Monetary Fund and the International Finance Corporation. He has been a professor of law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago , Chile . He received his law degree from the Catholic University of Chile Law School and a Master's degree in Comparative Jurisprudence from the School of Law of New York University where he was a Fulbright scholar.

    Ronald Degen , 60 years old, became a Director of the Company's Board in December 2003. Mr. Degen is also Vice President for Merger and Acquisitions of the GrupoNueva, Vice President of the Board of Terranova and Chairman of the Board of Amanco Brasil. He was the President and CEO of Amanco Brasil, President and CEO of Companhia Paulista de Força e Luz (CPFL), Director of the Board of Bandeirantes de Energia, Director of the Board of Mercado Atacadista de Energia (MAE), President and CEO of Schindler Brasil, Vice President of Grupo Abril, Executive Director and COO of Editora Abril, Executive Director of Industria Villares and Director of Booz Allen & Hamilton International. He has a Professional Electrical Engineering Degree from Escola de Engenharia Mauá Brazil, is Graduate in Automation from the Swiss Federal Institute of Technology (ETH), Switzerland, and has an MBA from the University of Michigan, USA.

    Ignacio Guerrero , 51 years old, joined the Company in 2000 and has served on the Board of Directors since then. He is also Managing Director of CMB Chile S.A., and serves on the Board of Directors of Rebrisa S.A., Zalaquett S.A., Nibsa S.A., Polo Ralph Lauren Chile, Axxion S.A. and A.F.I. CMB Prime. Prior to 2000 he was CFO of Codelco Chile , and Vicepresident of Citibank New York and of Citibank Chile . He has been a professor of Economics and Business at the Catholic University of Chile and at the Adolfo Ibañez University Business Schools. Mr. Guerero holds an economics degree from the Catholic University of Chile and an MBA from Harvard University.

    Mr. Moura, Mr. Zegers, Mr. Degen, Mr. Nielson and Mr. Carey are directors or executive officers of affiliates of the Company within the GrupoNueva group. During the period between the resignation of the former Board Member, Mr. Jaime Fernandez on December 18, 2003 and the Shareholders Meeting held in April 21, 2004, the Board of Directors was formed by the current Directors.

    A Directors Committee, composed of three directors, was created in April 2001, pursuant to a requirement of the Chilean Stock Companies Act. In August, 2002, due to the acquisition by Terranova of its majority and controlling interest in Masisa, Mr. Juan Obach was replaced on the committee by Mr. Jaime Fernández. The other two members of the committee were Mr. Isidoro Palma and Mr. Ignacio Guerrero. In an Extraordinary Meeting of the Board of Directors held on May 28, 2003, Mr. Palma, Mr. Guerrero and Mr. Zegers were designated as the members of the Directors Committee. They were redesignated as members of the Directors committee in an Ordinary Meeting of the Board of Directors on May 18, 2004. The Committee is responsible for: (i) examining and commenting on the financial statements and external auditor's report that is delivered to the Company prior to the final presentation of such financial information at the annual shareholders' meeting; (ii) nominating the external auditors and rating agencies that will be presented for approval at the annual shareholders' meeting; (iii) evaluating and reporting to the Board of Directors on transactions with related parties pursuant to Article 89 of the Chilean Stock Companies Act as well as transactions in which a director, manager or executive officer of the Company has an interest as required by Article 44 of the Chilean Stock Companies Act; and (iv) advising on the compensation of the Company's senior management

Senior Management

    Masisa's executive officers are appointed by the Board and hold office at the discretion of the Board. The names, ages, responsibilities and prior business experience of Masisa's senior officers are as follows:

    Eduardo Vial R-T. , 50 years old, is the Company's Chief Executive Officer, a position he has held since March 2003. Prior to his current position he was Company's Chief Operating Officer from 1986 through March 2003. Before joining the Company, he was in charge of INFORSA's sawmill operations. Mr. Vial holds a degree in Forestry Engineering from the University of Chile .

    Carlos Marín O. , 33 years old, is the Company's Chief Financial Officer, a position he has held since January 2002. Mr. Marín joined the Company in 1996 as Head of Investor Relations and was named Chief Project Officer in 2000. Prior to that, he served as Equity Research Analyst at Santiago S.A. Servicios y Asesorías Financieras. Mr. Marín holds a business degree from Adolfo Ibañez University and an MBA from Stanford University .

    Italo Rossi B. , 50 years old, is the Company's Chief Corporate Marketing Officer, a position he has held since May 2004. Mr. Rossi joined the Company in 1989 as Chief Sales and Marketing Officer. In 1999, he was named Chief Executive Officer of Masisa do Brasil. Before joining Masisa, he was Forestry Director at Fundacion Chile . Mr. Rossi holds a degree in Forestry Engineering from the University of Chile .

    Claudio Cerda H. , 37 years old, has been the Company's Chief Sales and Marketing Officer since he joined the Company in February 2004. Prior to that he served as Director International Projects and Director Loyalty, Research and Direct Marketing among other management positions at LanChile Airlines and as Project Manager and Sales Consultant at IBM Chile. Mr. Cerda holds a degree in Industrial Engineering from the Catholic University of Chile and a Master of Science in Management from Stanford University .

    Cristián Valenzuela R. , 44 years old, is the Company's Chief Operating Officer since March 2003. Mr. Valenzuela joined the Company in 1994 as Planning and Development Deputy Manager and held that position until March 2003. Mr. Valenzuela holds a degree in Industrial Engineering from the University of Chile and an MBA from Adolfo Ibáñez University .

    Manfred Timmermann B. , 53 years old, is the Company's Chief Engineering Officer, a position he has held since 1993. Mr. Timmermann joined the Company in 1978 as Head of Technology of the Valdivia Plant and was named Head of Technology of the Chiguayante plant in 1993. In 1987, he was named Deputy Production Officer of the Mapal plant and was named Masisa Concepción's Deputy Engineering Officer in 1990. Mr. Timmermann holds a degree in Civil Mechanical Engineering from the University of Chile .

    Miguel Oneto R. , 48 years old, is the Company's Chief Human Resources Officer, a position he has held since 1994. Prior to joining the Company, he was Head of McKay's Holding Training Department, Head of the Training Department of Banco BHIF and Human Resources and Administration Manager of AFP Habitat S.A., Laboratorio Ballerina and First National Bank of Boston . Mr. Oneto received a degree in Business Administration from the University of Santiago and a postgraduate degree in Human Relations and Labor Psychology from the Catholic University of Chile.

    Martin Köster , 43 years old, is the Chief Export Officer, a position he has held since July 2001. Prior to that he was Export Manager, a position he held from August 1992, when he joined the Company, until July 2001. Mr. Köster holds a degree in Forestry Engineering from the University of Chile .

Compensation

    For the year ended December 31, 2003, the aggregate amount of compensation paid by Masisa S.A. to its directors and executive officers was approximately US$1,848,652. Members of the Company's Board received per diem fees as well as a participation in Masisa's net profits. In 2003, the directors as a group received 2% of net profits. The Company and its subsidiaries do not maintain any pension or retirement programs for its directors or executive officers.

    The table below sets forth compensation paid to directors during 2003.

DIRECTOR COMPESATION

Directors (1)	Per Diem for attendance at board meetings	Profit sharing	Per Diem for attendance at directors committee
	US$	US$	US$
Isidoro Palma	7,726	31,241	1,332
Ignacio Guerrero	7,726	31,241	1,332
Julio Moura	6,868	24,651	-
Jaime Fernández	7,726	20,799	629
Jorge Carey	7,726	13,866	-
Patrick Arthur Nielson	6,868	12,325	-
Gonzalo Zegers	-	-	-
Ronald Degen	-	-	-
Felix Bacigalupo	-	26,063	-
Juan Obach	-	34,751	-
Scott Perry	-	12,549	-
José Ignacio Letamendi	-	17,375	-
Julian Sanchez	-	17,375	-
Patricio Reyes	-	13,866	-

Total	44,640	256,102	3,273
(1)

Mr. Fernandez, Mr. Bacigalupo, Mr. Obach, Mr. Perry, Mr. Letamendi, Mr. Sanchez and Mr. Reyes are no longer Directors of the Company. For more information on the composition of the Board see “Item 6. Directors, Senior Management and Employees – Directors”

    The executives of Masisa S.A. received an aggregate amount of compensation of approximately US$1,544,637 and severance payments of US$53,670, during the year 2003.

    The Company does not provide benefits upon termination of employment under any service contract or plan for directors.

Employees

    As of December 31, 2003, the Company had 1,159 employees, including employees of all of its Chilean, Argentinean, Brazilian, Peruvian and Mexican subsidiaries, but excluding employees of Forestal and Forestal Argentina. The following table sets forth the number of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2003:

EMPLOYEES BY JOB-CATEGORY(1) AND LOCATION(2)

	Executives			Professionals			Workers			Consolidated

	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003

Masisa
Chile	20	20	20	122	127	182	545	502	445	687	649	647
Argentina	16	14	8	52	51	42	155	139	140	223	204	190
Brazil	7	7	7	53	39	51	82	102	106	142	148	164
Peru	-	1	1	2	1	5	-	-	-	3	2	6
Mexico	-	4	6		24	34	-	130	112	-	158	152

Total	43	46	42	229	242	314	782	873	803	1,054	1,161	1,159

	Executives			Professionals			Workers			Consolidated

	2001	2002	2003	2001	2002	2003	2001	2002	2003	2001	2002	2003

Affiliated Companies
Forestal and Subsidiaries (2)	1	1	1	6	6	7	13	13	14	20	20	22
Forestal Argentina S.A. (2)	1	1	1	3	3	3	2	2	2	6	6	6

Total	2	2	2	9	9	10	15	15	16	26	26	28

(1)

Executives include the CEO, Chief Managers, Deputy Chief Managers and Plant Head Managers. Professionals include Middle Managers, Supervisors and professionals in positions without supervision. Workers include all employees other than executives and professionals.

(2)	Effective January 1, 2001 the Company accounted for Forestal and its subsidiaries on a consolidated basis.

    Chile . As of December 31, 2003, the Company had 647 permanent employees in Chile , excluding Forestal, representing a decrease of 0.3% compared to 2002. Forestal had 22 employees and Masisa Peru had six employees as of December 31, 2003. The increase in employees in Peru is due to new commercial office opened in Ecuador in 2003. Employees in Ecuador are included in Peru since they are managed through Peru 's commercial offices. Approximately 57% of Masisa's Chilean employees are represented by six labor unions. The Company also employs subcontractors for numerous tasks.

    Chilean law protects the rights of the Company's workers, whether unionized or specially organized as a group (i.e., “Negotiating Group”), for the purpose of the collective bargaining process and to strike in the event that an agreement on labor contracts is not reached. Labor relations for unionized and non-unionized employees in each of the Company's facilities are governed by one or more separate collective bargaining agreements between Masisa or its relevant subsidiary and one or more of the unions or Negotiating Groups of which the employees at the facility are members.

    During 2003, the Company and six unions negotiated collective bargaining agreements. Mutually satisfactory agreements were reached with the six unions without a work stoppage. The terms of the agreements were 48 months, with the exception of one union's agreement that has a term of 40 months. Thus, most of the Company's agreements with its Chilean unions will expire during 2007, with the exception of one agreement which expires in 2006. In November 2003, Masisa Cabrero and the union which represents its employees entered into a collective bargaining agreement that will expire in 2006. This agreement was renewed with mutually satisfactory conditions. On the basis of the first agreement, the Company negotiated new agreements with its administrative employees in September 2002 and with two of Valdivia 's unions in April 2003, in each case reaching mutually satisfactory agreements with 48 month terms. None of the Company's agreements with its unions have expired as the Company's policy has been to establish a long-term strategic alliance with its employees. The Company believes it has good relationships with the labor unions. The Company has no reason to believe that future collective bargaining processes will not follow past practice and does not anticipate any work stoppages at any of its facilities. Compensation for unionized personnel and employees is established in accordance with the relevant collective bargaining agreements. Pursuant to these agreements, employees receive a salary according to a scale that is based upon job function, performance and seniority. Unionized employees also receive certain benefits provided for by law and certain benefits that vary depending upon the terms of their collective bargaining agreement.

    All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay. Non-unionized permanent employees are entitled to a basic payment of one month's salary (with a maximum of UF90, equivalent to US$2,575 as of December 31, 2003) for each year or fraction thereof worked, provided that the fraction is at least six months. This benefit is subject to a limitation of a total payment of no more than 11 months' salary for employees hired after August 14, 1981 (severance payments to employees hired before August 14, 1981 are not subject to this limitation). Although Masisa Chile could apply this limitation to the severance pay it pays to its employees, the Company voluntarily pays severance payments calculated based upon the total time such employees have been employed by the Company, without regard to the statutory limitation. This method of determining severance payments, however, has not been made a part of the Company's employment contracts.

The Company does not maintain any pension or retirement programs for its employees. Workers in Chile are subject to a national pension law that establishes a system of independent pension plans which are administered by Administradoras de Fondos de Pensiones (Pension Fund Administrators). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Chile .

    Argentina . As of December 31, 2003, Masisa Argentina had 190 employees, which represents a decrease of 7% as compared to 2002, principally due to the concentration in Chile of certain key administrative activities that can be better developed through centralization. Forestal Argentina had six employees as of December 31, 2003.

    In Argentina , collective bargaining agreements are negotiated on an industry-wide basis. Employees at Concordia are members of two industry-wide unions. Therefore, all the collective bargaining agreements between Masisa Argentina and the unions are the result of industry-wide bargaining. The collective bargaining agreements are renewed on an annual basis. Masisa Argentina believes its relationship with its employees is good.

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

    Brazil. As of December 31, 2003, Masisa Brazil had 164 employees, representing an increase of 11% compared to 2002 due principally to an increase in administrative staff accompanying strong growth in that market.

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

    Mexico. As of December 31, 2003, the Company had 152 permanent employees in Mexico, representing a 4% decrease compared to 2002 due principally to continued improvements in efficiency.

    In Mexico, as in Argentina and Brazil, collective bargaining agreements are negotiated on an industry-wide basis. Employees at Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. are members of one industry-wide union. Therefore, all of the collective bargaining agreements between them and the union are the result of industry-wide collective bargaining. However, only 40% of the Company’s employees in Mexico are union members. The collective bargaining agreements are renewed each year. The current collective bargaining agreement was entered into in January 2004.

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

Share Ownership

    Mr. Carlos Marín, Mr. Isidoro Palma and Mr. Cristián Valenzuela own shares of Masisa. However, none of the Company’s directors or executive officers own one percent or more of the shares of the Company as of May 28, 2004. The Company has no stock option plan for its directors, executive officers or employees.

PART III

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

    Masisa S.A.’s only outstanding voting securities are shares of its common stock without nominal (par) value (“Common Stock”). As of April 30, 2004, there were 928,514,743 shares of Common Stock issued and outstanding.

    The table below shows, as of April 30, 2004, the number and percentage of shares owned by each person known by the Company to own more than five percent of Masisa S.A.’s outstanding Common Stock. The Company is required under Chilean regulations to disclose its twelve largest shareholders, and this information is also included in the table.

MAJOR SHAREHOLDERS

Shareholder	Number of shares	%

Terranova S.A	486,861,555	52.43
The Bank of New York (1)	72,082,440	7.76
AFP Provida S.A.	58,699,787	6.32
AFP Habitat S.A.	55,170,435	5.94
AFP Cuprum S.A.	46,270,773	4.98
Banchile Corredores de Bolsa S.A.	28,648,972	3.09
AFP Santa María S.A.	28,207,853	3.04
AFP Summa Bansander S.A.	17,617,620	1.90
Moneda S.A.	16,325,000	1.76
Citicorp	13,881,373	1.50
Citibank	10,582,591	1.14
AFP Planvital S.A.	8,920,959	0.96

(1)

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

    In January 2001, Terranova subscribed 81,084,916 shares of Common Stock resulting from the capital increase approved during the Extraordinary Shareholder’s Meeting held on November 13, 2000, thus acquiring an 8.8% stake in Masisa. In September 2001, the Japanese company Sumitomo Corporation subscribed 6,926,084 shares of Common Stock resulting from the same capital increase, acquiring a 0.75% interest in Masisa.

    On July 22, 2002, Terranova acquired Maspanel’s 43.16% stake in Masisa thus becoming the controlling shareholder of the Company with 51.90% of the Company’s total shares paid and outstanding. As of June 30, 2004, as a result of open market purchases made on the Santiago Stock Exchange on May 27, 2003, Terranova owned 486,861,555 shares (52.43%) of Common Stock.

    At an Extraordinary Shareholders’ Meeting held on October 31, 2003, the merger of Forestal Terranova S.A. and Terranova S.A. was approved, with Forestal Terranova S.A. being incorporated into Terranova S.A. Therefore Forestal Terranova S.A. was dissolved and Terranova S.A. acquired all its assets and liabilities. Included in the assets of Forestal Terranova S.A., there were 486,861,555 Masisa S.A. shares, which as a result of the merger, were automatically transferred to the ownership of Terranova S.A. At the time of the merger, on October 31, 2003, Forestal Terranova S.A. owned 99.9% of the Terranova S.A. shareholder’s equity.

    Through ownership of Masisa S.A.’s Common Stock, the GrupoNueva group (through its substantially owned subsidiary, Terranova) has the ability to control the election of a majority of the members of the Board of Directors of Masisa S.A. and have substantial influence over any other matter determined by a shareholders’ vote as well as the direction and future operations of the Company. As of the date of this Annual Report, five of the seven members of the Company’s Board of Directors are related to the GrupoNueva Group, having served as directors or executive officers of affiliates or related companies within the GrupoNueva group.

    None of the major shareholders have voting rights different than those corresponding to minority shareholders.

Related Party Transactions

    Article 89 of the Chilean Stock Companies Act requires that the Company’s transactions with related parties shall fulfill equity conditions similar to those usually prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Stock Companies Act provides that a Company may enter into transactions in which a director, manager or executive officer has a personal interest, only if such operations are previously known and approved by the Board of Directors and the terms of such transaction are similar to those prevailing in the market. In circumstances where it is not possible to determine if the terms of such transaction are similar to those prevailing in the market, Chilean law requires the Board to approve or reject such transaction with the abstention of any director with an interest on such a transaction. Resolutions approving such transactions must be reported to the Company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions for the Company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

    During 2003, the Company engaged in certain transactions with related companies and persons. The majority of these transactions involved the sale of products and/or services between subsidiaries at market prices. For details of such transactions, see Note 19 to the Consolidated Financial Statements.

    With effect as of January 1, 2003, the Company entered into a management contract with Terranova for the management by the Company of Terranova’s indirect subsidiary, Fibranova C.A. Fibranova C.A. owns industrial installations in Puerto Ordaz, Venezuela, which consist of two board production lines (particle board and MDF), a melamine board recovering line and a molding MDF line. Fibranova’s production is marketed to end-users mainly in Venezuela and Colombia.

    Pursuant to the contract the Company has administrative control of Fibranova’s operations, including, with some restrictions, management of all areas of that company, including senior management, finance and administration, marketing, commercial and human resources. The contract has a term of three years. Under the contract, the Company is paid for its services an amount equal to 8% of Fibranova’s annual operating result.

    Additionally, during the term of the contract and for a period of up to three years thereafter the Company has a preferential and irrevocable option to acquire shares and assets of Fibranova, exercisable in the event Terranova intends to sell any such shares or assets to third parties.

    Because the contract relating to the management of Fibranova C.V. involves a majority shareholder of the Company, it was reviewed by the Company’s Directors Committee at a meeting held on October 22, 2002. The Committee informed the Board of Directors that, in the unanimous opinion of its members, the terms of the transaction were in accordance with standard market terms.

Item 8. Financial Information

Consolidated Financial Statements

    See “Item 18. Financial Statements” and pages F-1 through F-48.

Export Sales

    For a discussion of the Company’s export sales, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

Legal and Arbitration Proceedings

    The Company is party to certain legal proceedings arising in the normal course of its business, none of which management considers, individually or in the aggregate, to be material.

Dividend Policy

    The Company’s dividend policy is determined from time to time by its Board of Directors and announced at the annual ordinary shareholders’ meeting, which is generally held in March or April. Shareholder approval of the dividend policy is not required. However, each year the Board must submit for approval at the annual ordinary shareholders’ meeting a declaration of the final dividend corresponding to the preceding year. Dividends are not price level adjusted between the end of the preceding year and the date of the declaration of the final dividend. As required by the Chilean Stock Companies Act, unless otherwise decided by unanimous vote of the issued and subscribed shares of Common Stock, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company’s net income for that year (on a Chilean GAAP basis), unless and except to the extent the Company has a deficit in retained earnings.

    At the Company’s Annual General Shareholders Meeting held on April 21, 2004, the Board of Directors proposed, and the shareholders approved, a dividend policy calling for dividends not lower than 30% and not higher than 50% of the Company’s net income in 2003 and for future years. In addition, the Company’s shareholders approved a dividend equal to 40% of the Company’s 2003 net income.

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

Significant Changes

    There have been no significant changes since the date of the Company’s most recent financial statements.

Item 9. The Offer and Listing

Stock Price History

    The table below shows, for the periods indicated, the high and low closing prices, in Chilean pesos, for a share of Common Stock on the Santiago Stock Exchange and the high and low closing sales prices per ADS, in U.S. dollars, as reported by the NYSE.

	Santiago Stock Exchange		New York Stock Exchange

	Ch$ per Common Share (1)		US$ per ADS (2)

Years ended December 31,	Low	High	Low	High

1999	90.00	237.00	5.38	13.00
2000	203.00	295.00	10.94	17.25
2001	221.00	325.00	9.40	15.70
2002
First Quarter	244.00	282.00	10.66	13.08
Second Quarter	188.00	255.00	8.13	11.70
Third Quarter	130.00	188.00	7.03	8.08
Fourth Quarter	135.00	180.00	5.30	7.62
2003
First Quarter	155.00	185.00	5.90	7.80
Second Quarter	174.00	207.00	7.23	8.70
Third Quarter	165.00	200.00	7.23	8.70
Fourth Quarter	182.00	242.01	8.30	12.47
2004
First Quarter	215.00	260.00	10.86	13.90
Monthly Prices
December, 2003	223.00	242.01	10.91	12.47
January, 2004	215.00	260.00	10.86	13.90
February, 2004	219.99	257.50	11.25	13.50
March, 2004	224.90	257.00	10.90	12.81
April, 2004	229.00	276.01	11.51	13.10
May, 2004	254.00	270.10	11.90	12.60
June, 2004(3)	256.00	261.00	11.77	12.30

(1)	Chilean pesos are reflected at historical values and therefore are not adjusted to reflect changes in purchasing power.
(2)	1 ADS = 30 shares of Common Stock.
(3)	Exchange share prices through June 18, 2004.

Markets

    The Company’s Common Stock is traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile, Bolsa de Valores (the “Electronic Stock Exchange of Chile”) and the Bolsa de Corredores, Bolsa de Valores (the “Valparaiso Stock Exchange”). The Company conducted a preemptive rights offering in Chile and an international offering of American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”), in June 1993 (the “1993 Offerings”). Since the consummation of the 1993 Offerings, the ADSs (each ADS represents 30 shares of Common Stock) have been traded in the United States on the New York Stock Exchange (“NYSE”) under the symbol MYS. The ADRs are outstanding under a Deposit Agreement dated June 17, 1993 (the “Deposit Agreement”) among the Company, The Bank of New York, as depositary (the “Depositary”), and the holders, from time to time, of such ADRs. The Company believes that, at the present time, the NYSE is the principal trading market for the Common Stock in the form of ADSs. The Company believes that the principal non-United States trading market for the Common Stock is the Santiago Stock Exchange.

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

    The Santiago Stock Exchange was established in 1893 and is a private company whose equity is held by 45 shareholders. The Santiago Stock Exchange is Chile’s principal exchange and accounts for approximately 76.5% of securities traded in Chile in 2003. In the same year, approximately 22.9% of equity trading was conducted on the Chilean Electronic Stock Exchange, an electronic trading market created by banks and non-member brokerage houses. The remaining equity trading was conducted on the Valparaíso Stock Exchange.

    Equities, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollar futures and Selective Shares Price Index, or IPSA, futures. In 1994, the Santiago Stock Exchange initiated an options market with options of Compañía de Telecomunicaciones de Chile S.A. and Empresa Nacional de Electricidad S.A. Securities are traded primarily through an open voice auction system, a firm offers system or the daily auction. Trading through the open voice system occurs on each business day between 9:30 a.m. and 4:30 p.m. The Santiago Stock Exchange has an electronic system of trade, called Telepregón, which operates continuously for stocks trading in high volumes from 9:30 a.m. to 4:30 p.m. Telepregón operates for stocks trading in low volumes from 12:00 p.m. to 1:20 p.m. The Chilean Electronic Stock Exchange operates continuously from 9:30 a.m. to 4:30 p.m. on each business day. In February 2000, the Santiago Stock Exchange Off-Shore Market began operations. In the Off-Shore Market, publicly-offered foreign securities are traded and quoted in U.S. dollars.

    There are two principal share price indices for the Santiago Stock Exchange: The General Share Price Index and the IPSA. The General Share Price Index is calculated using the prices of 159 issues and is broken into five main sectors: banks and finance, farming and forest products, mining, industrial, and miscellaneous. The IPSA is a major company index, currently including the Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for 69.7% of the entire market capitalization. The Common Stock is included in both indices.

Item 10. Additional Information

Memorandum and Articles of Association

    Set forth below is certain information concerning Masisa S.A.’s capital stock and a brief summary of certain significant provisions of its estatutos (the “Bylaws”) and Chilean law. This description does not purport to be complete and is qualified in its entirety by reference to the Bylaws, which are included in Exhibit 1.1 to this Annual Report.

Organization and Register

    Masisa S.A. is a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile. Masisa was incorporated by a public deed dated January 31, 1964, an abstract of which was published in the Diario Oficial de la República de Chile No. 25.897 (Official Gazette of Chile No. 25.897) on July 23, 1964. This publication is recorded on page 143 No. 52 of the Registro de Comercio del Conservador de Bienes Raices y Comercio de Valdivia (Real Estate and Commercial Registry of Valdivia) for the year 1964. The corporate purpose of Masisa, as stated in its Bylaws, is broadly defined to include the production and sale of wood products, as more fully set forth in the Third Article of its Bylaws. Masisa S.A. has an indefinite corporate duration.

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

    If the transaction wherein the director has a material interest involves a relevant amount (more than 1% of the company’s equity) and the Board considers that it is not possible to determine if it is an arm’s-length transaction, the Board may approve or reject the execution of the transaction, with the abstention of the interested director, or appoint an independent team of evaluators. The evaluators’report shall be made available to the shareholders. If shareholders representing at least 5% of the company’s voting stock consider that the transaction is not in the company’s best interest, or if the evaluators’ report differ considerably, they may request that the Board call for an Extraordinary Shareholders Meeting in order to approve or reject the execution of such transaction, in the former case by at least 2/3 of the company’s voting stock. The related party that intends to carry out the operation with the company must provide to the Board all relevant information pertaining to such operation.

    Any borrowing from the Company by a director is treated under Chilean law as a related party transaction and is subject to the rules set forth above.

    Pursuant to the Chilean Stock Companies Act, if the bylaws of a company establish compensation for directors, such compensation must be agreed to in a Shareholders Meeting. The company’s bylaws establish that the directors will be compensated in an amount determined by the Annual Shareholders Meeting, notwithstanding the right of the Board to agree to compensate a director for the performance of any other duty different from his or her duty as a director.

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

    Chilean law does not require a publicly-held Chilean company to provide the level and type of information that United States securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. Under Chilean law, a notice of a shareholders meeting listing the matters to be addressed must be mailed to shareholders not fewer than 15 days prior to the date of a meeting. In cases of a General Annual Shareholders’ Meeting, an annual report of the company’s activities which includes audited financial statements for the company must also be mailed to shareholders.

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

    The resolutions that result in a shareholder’s right to withdraw are the following:

a)	The transformation of the company;

b)	The merger of the company;

c)	The disposition of 50% or more of the corporate assets under the terms described in (viii) of Shareholders’ Meetings and Voting Rights;

d)	The granting of guarantees exceeding 50% of the company’s assets to guarantee obligations of third parties, except subsidiaries;

e)

The creation of preferential rights for a class of shares or an amendment to those already existing; in which case the right to withdraw only accrues to the dissenting shareholder of the class or classes of shares adversely affected;

f)

A resolution passed with a vote at an Extraordinary Shareholder Meeting, from which a shareholder dissented, which amends the bylaws of a company that are null and void due to formal defects (i) in the company’s incorporation or (ii) in any modification of the company’s bylaws that would grant a shareholder a right to withdraw;

g)	Such other causes as may be established by Chilean law and the company’s bylaws (the Bylaws currently do not establish any instances); and

h)

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

    Notwithstanding these new foreign exchange regulations of the Central Bank and the elimination of Chapter XXVI of the Compendio de Normas de Cambios Internacionales, the ADSs representing shares of Common

Stock are the subject of and regulated by a contract dated June 16, 1993 (the “Foreign Investment Contract”) among the Depositary, the Company and the Central Bank, pursuant to Article 47 of the Central Bank Act and the regulations of Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank (“Chapter XXVI”), which was incorporated in the Foreign Investment Contract and addresses the issuance of ADSs by Chilean corporations. Under the Foreign Investment Contract, investors are granted access to the Formal Exchange Market for the purpose of converting amounts from pesos to dollars and repatriating from Chile amounts received with respect to deposited shares of Common Stock or shares of Common Stock withdrawn from deposit or the surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of Common Stock and rights arising therefrom). The following is a summary of the material provisions contained in the Foreign Investment Contract. This summary does not purport to be complete and is qualified in its entirety by reference to Chapter XXVI and the Foreign Investment Contract, a form of which was filed as an exhibit to the Registration Statement on Form F-1 filed by the Company in connection with the 1993 Offerings.

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

    Chapter XXVI provides that access to the Formal Exchange Market in connection with dividend payments are conditioned upon certification by Masisa to the Central Bank that a dividend payment has been made and any applicable tax has been withheld. Chapter XXVI also provides that access to the Formal Exchange Market in connection with the sale of Withdrawn Shares or distributions thereon are conditioned upon receipt by the Central Bank of certification from the Depositary that such shares of Common Stock have been withdrawn in exchange for ADRs, as well as a waiver of the benefit of the Foreign Investment Contract with respect thereto until such Withdrawn Shares are re-deposited.

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

    The Central Bank Act has liberalized the rules that govern the ability to buy and sell foreign exchange. Prior to 1989, the law permitted the purchase and sale of foreign exchange only in those cases explicitly authorized by the Central Bank. The Central Bank Act now provides that the Central Bank is empowered to determine that certain purchases and sales of foreign exchange specified by law must be carried out in the Formal Exchange Market. The Formal Exchange Market is formed by the banks and other entities authorized by the Central Bank to participate. All payments and distributions with respect to the ADSs must be transacted in the Formal Exchange Market.

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

Taxation

    The following discussion contains a description of the principal Chilean and U.S. federal income tax considerations relevant to the purchase, ownership and disposition of shares of Common Stock or ADSs. This description is based, in part, on the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

    The discussion summarizes the principal Chilean income tax consequences of the acquisition, ownership and disposition of shares of Common Stock or ADSs to an individual holder who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment in Chile (a “Foreign Holder”). For Chilean taxation purposes, an individual holder is a resident of Chile if he has resided in Chile for more than six consecutive months in one calendar year or a total of more than six months, whether consecutive or not, in two consecutive tax years.

    The discussion also summarizes the principal U.S. federal income tax considerations relevant to the acquisition, ownership and disposition of shares of Common Stock or ADSs to a holder that is both an initial purchaser of Common Stock or ADSs at the initial issue price and, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation or other entity taxable as a corporation created or organized in or under the laws of the U.S. or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (A) a court within the U.S. is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of such trust (a “U.S. Holder”), but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Common Stock or ADSs. In particular, the discussion is directed only to U.S. Holders that hold Common Stock or ADSs as capital assets and that have the U.S. dollar as their functional currency, and does not address the tax treatment of a U.S. Holder that owns 10% or more of the voting shares (including Common Stock and ADSs) of the Company. Additionally, the summary does not address the U.S. federal tax considerations relevant to investors that may be subject to special tax rules, such as banks, financial institutions, dealers or traders in securities and currencies, tax-exempt entities, pension funds, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, persons that received the Company’s Common Stock or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, holders subject to the alternative minimum tax, individual holders subject to the tax on expatriates and persons that will hold Common Stock or ADSs as a position in a “straddle” in a hedging or conversion transaction or as part of a “synthetic security” or other integrated financial transaction.

    This discussion does not address any state, local or non-U.S. (other than Chilean) tax consequences of the acquisition, ownership and disposition of shares of Common Stock or ADSs. Moreover, this discussion does not address the consequences of any U.S. federal tax other than the income tax, including but not limited to the U.S. federal estate and gift taxes.

    The discussion is based upon the tax laws of Chile and the United States as in effect on the date of this Annual Report, including in the case of U.S. law, the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Annual Report and, in the case of Chilean law, applicable regulations, rulings and court decisions, and including ruling No. 324 of January 29, 1990 of the Chilean Internal Revenue Service). All of the foregoing are subject to change, which change could apply retroactively and could materially affect the tax consequences described below. Under Chilean law, provisions contained in such statutes such as tax rates applicable to Foreign Holders, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations, but Chilean tax authorities may change these rulings, regulations and interpretations prospectively. There is no income tax treaty in force between Chile and the United States.

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

    The U.S. Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Chilean taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

    For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of shares of Common Stock or ADSs that is not a U.S. Holder.

    If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Common Stock or ADSs, then the tax treatment of the partnership or of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds shares of Common Stock or ADSs should consult its own tax advisor.

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

    The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of 100% of the net income of the Company distributable after payment of the First Category Tax.

Company taxable income	100
First Category Tax (17% of US$100)	(17)
Net distributable income	83
Dividend distributed by the Company	83
Additional Tax (35% of the sum of US$83 plus US$17
First Category Tax paid)	(35)
Credit for First Category Tax	17
Net Additional Tax withheld	(20)
Net dividend received	65
Effective dividend withholding tax rate	20/83 = 24.1%

    For purposes of determining the level of the First Category Tax that has been paid by the Company, dividends under Chilean income tax law are assumed to have been paid out of the Company’s oldest retained profits. The Company’s retained profits as of December 31, 2003, have paid different First Category Tax rates ranging from 0% to 16.5%. For more details see Note 17(g) to the Consolidated Financial Statements.

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

    U.S. Tax Considerations. The gross amount of cash distributions or property distributions (other than certain distributions, if any, of shares of Common Stock or ADSs distributed pro rata to all the Company’s shareholders, including holders of ADSs) with respect to the Common Stock or ADSs, to the extent paid out of current or accumulated earnings and profits of the Company (as determined under U.S. federal income tax principles), including the net amount of the Chilean Withholding Tax withheld on the distribution (after taking into account the credit for the First Category Tax), will be included as a dividend in the gross income of a U.S. Holder as ordinary income when the dividends are received by the Depositary or the holder, as the case may be. Such distributions will not be eligible for the dividends-received deduction generally allowed to corporations under the Code. To the extent, if any, that the amount of any distribution by the Company exceeds the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of the U.S. holder’s adjusted tax basis in its shares of Common Stock or ADSs and, thereafter, as capital gain. The Company does not maintain calculations of its earnings and profits for U.S. federal income tax purposes.

    Under recently enacted tax legislation, eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2008 in respect of shares of Common Stock or ADSs will generally be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the U.S. Holder hold its shares of Common Stock or ADSs, as applicable, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

    Dividends paid in Chilean pesos will be included in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the Depositary or the holder, as the case may be. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. The Chilean Withholding Tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to certain complex limitations and conditions generally applicable to foreign tax credits under the Code, to credit against its U.S. federal income tax liability. Dividends generally will constitute foreign source “passive income” or, in the case of certain U.S. Holders, “financial services income,” which may be relevant for purposes of determining a U.S. Holder’s foreign tax credit limitation. U.S. Holders should consult their own advisors concerning the availability of, and limitations on, any such foreign tax credits in light of their particular circumstances.

    A holder of Common Stock or ADSs that is a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends received with respect to its shares of Common Stock or ADSs, unless such income is effectively connected with the conduct by such holder of a trade or business in the United States.

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

    Gain recognized on a sale or exchange of Common Stock (as distinguished from a sale or exchange of ADSs representing such Common Stock) held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either (i) the Foreign Holder has held Common Stock for less than one year since exchanging the ADSs for such Common Stock, (ii) the Foreign Holder acquired and disposed of the Common Stock in the ordinary course of its business or as a regular trader of shares, or (iii) the sale is made to a related entity. In all other cases, gain on the disposition of Common Stock will be subject only to the First Category Tax currently imposed at a rate of 17%.

    Pursuant to Law No. 19,753 dated September 9, 2001, the First Category tax rate has been increased to 16% for the fiscal year 2002, 16.5% for the fiscal year 2003 and 17% for the fiscal year 2004 onwards.

    In certain cases, capital gains made on the sale of highly traded stock of Chilean public companies traded at a stock exchange may not be subject to First Category and/or Withholding Tax.

    U.S. Tax Considerations. Gains or losses realized by a U.S. Holder on the sale, exchange or other disposition of Common Stock or ADSs will be subject to U.S. federal income taxation as capital gains or losses in an amount equal to the difference between the amount realized on the disposition and such holder’s adjusted basis in the Common Stock or the ADSs. Any such gains or losses generally will be long-term capital gains or losses if the U.S. Holder has held the Common Stock or ADSs for more than one year at the time of disposition. Long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax. The deductibility of capital losses is subject to limitations.

    Chilean taxes imposed on a sale or other disposition of Common Stock or ADSs, net of any refund available to the U.S. Holder, generally will be treated as foreign income taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. Gain realized by a U.S. Holder on a sale or other disposition of Common Stock or ADSs generally will be treated as U.S. source income. Since a U.S. Holder generally may not use a foreign tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of Common Stock (which, unlike a disposition of ADSs, would be taxable in Chile), such a U.S. Holder generally will not be able to utilize foreign tax credits in respect of Chilean tax imposed on such a disposition unless such holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders should consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in and disposition of the Shares.

    Deposits and withdrawals of Common Stock by U.S. Holders in exchange for ADRs will not result in the realization of gains or losses for U.S. federal income tax purposes.

    Subject to the discussion below under “U.S. Backup Withholding Tax and Information Reporting Requirements,” a Non-U.S. Holder of Common Stock or ADSs will generally not be subject to U.S. federal income or withholding tax on gains realized on the sale of Common Stock or ADSs, unless (i) such gains are effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gains realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Chilean Withholding Tax Certificates

    Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First Category Tax).

U.S. Backup Withholding Tax and Information Reporting Requirements

    U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other disposition of, shares of Common Stock or ADSs made within the U.S. to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons).

    A payor will be generally required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares of Common Stock or ADSs within the U.S. to a holder (other than an “exempt recipient”), if such holder fails to furnish its correct taxpayer identification number and certain other information or otherwise fails to comply with the backup withholding tax requirements. The current backup withholding tax rate is 28 percent. Amounts withheld as backup withholding are allowable as a credit against the holder’s U.S. federal income tax upon furnishing certain required information to the IRS.

Documents on Display

    Masisa S.A. is subject to the information requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, and accordingly Masisa S.A. files or furnishes reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by Masisa S.A. can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission’s Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

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

Summary of significant differences between the Company’s corporate governance practices and the NYSE’s Corporate Governance Standards

    A general summary of the significant differences between the corporate governance practices followed by the Company under Chilean Law and guidelines and those required by the listing standards of the New York Stock Exchange (“NYSE”) for U.S. companies that have common stock listed on the NYSE may be found only on the Company’s website at www.masisa.com.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Qualitative Disclosure

    The Company is subject to market risk that losses may occur in the values of financial instruments from fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company is exposed to these risks in the normal course of its business due to its use of certain financial instruments and transactions in various foreign currencies. Based on current market conditions, the Company’s Chief Executive Officer and Chief Financial Officer establish policies for new loans, time deposits, marketable securities and securities with resale agreements and policies for entering into derivative instruments.

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

Quantitative Disclosure

Interest Rate Risk

    The Company’s primary interest rate risk exposures arise from its U.S. dollar long-term fixed rate bank borrowings and bond liabilities and other variable long-term liabilities. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact the carrying value, earnings or cash flows. The company has entered into an interest rate swap on a portion of it variable debt for a notional amount of US$18 million. The company pays a fixed rate of 5.2% under the terms of the agreement, which expires in October 2006. At December 31, 2003, the fair value of swap was a liability of US$984,000. The following table provides information as of December 31, 2003 about the Company’s interest-earning assets and liabilities, including its long-term debt and its private placement with U.S. insurance companies and other institutional investors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates:

(Amounts in thousands of US$)	2004	2005	2006	2007	2008	Thereafter	Total	Estimated fair Market Value

INTEREST EARNING ASSETS

US$ denominated fixed rate
(short-term and long-term)
Time deposits	29,104						29,104	29,104
Weighted average interest rate	7.95%

Chilean peso denominated	11,120						11,120	11,120
Securities purchased under resale agreements
Weighted average interest rate	2.0%

INTEREST BEARING LIABILITIES

Fixed Rate :
US$ denominated bank debt	61,098	337	660				62,095	56,839
Weighted average interest rate	5.0%	5.02%	5.02%

Chilean peso denominated bank debt	3,667						3,667	3,667
Weighted average interest rate	4.56%

Chilean peso - UF denominated bank debt	2,594	2,428	2,429				7,451	7,466
Weighted average interest rate	6.70%	6.70%	6.70%

Brazilian reales bank debt	2,765						2,765	2,520
Weighted average interest rate	11.3%

Bonds and other long-term Borrowings:	214		14,247	14,247	14,247	48,498	91,453	101,842
Chilean peso – UF denominated
Weighted average interest rate			5.00%	5.00%	5.00%	5.52%

Promissory notes and other long-term Borrowings – US$	9,796	9,127	9,000	9,000	9,000		45,923	48,745
Weighted average interest rate	8.06%	8.06%	8.06%	8.06%	8.06%

Variable Rate :
US$ denominated bank debt	10,013	18,269	23,520	20,392	6,250		78,444	78,444
Weighted average interest rate	3.0%	2.0%	2.0%	2.0%	2.0%

Foreign Currency Risk

    The Company is subject to foreign currency exchange rate risks associated with assets and liabilities and transactions in currencies other than the Company’s functional currency. The company periodically enters into foreign exchange forward contracts when deemed necessary to hedge currency fluctuations of assets and liabilities and transactions denominated in foreign currencies. At December 31, 2003, the Company did not have any foreign currency hedges. When hedging foreign currency exposures, the Company’s practice is to hedge such exposures with foreign exchange forward contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the earnings and fair value The following table summarizes the financial instruments, denominated in the stated currencies, held by the Company as of December 31, 2003, based upon their respective contractual maturity dates:

(Amounts in thousands of US$)	2004	2005	2006	2007	2008	Thereafter	Total	Estimated fair Market Value

ASSETS:

Chilean peso
Securities purchased under resale agreements	11,120						11,120	11,120
Weighted average interest rate	2.0%

LIABILITIES:

Chilean peso denominated bank debt	3,667						3,667	3,667
Weighted average interest rate	4.56%

Chilean peso - UF denominated bank debt	2,594	2,428	2,429				7,451	7,466
Weighted average interest rate	6.70%	6.70%	6.70%

Brazilian reales denominated bank debt	2,765						2,765	2,520
Weighted average interest rate	11.3%

Bonds and other long-term Borrowings	214		14,247	14,247	14,247	48,498	91,453	101,842
Chilean peso – UF denominated

Weighted average interest rate			5.00%	5.00%	5.00%	5.52%

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Default, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

    The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of the end of the period covered by this Annual Report.

    Subsequent to the date of the evaluation referred to above, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

    The Board of Directors of the Company has determined that it has at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Isidoro Palma is the director whom the Board of Directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Palma’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Palma any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B. Code of Ethics

    The Company has adopted a code of ethics that applies to all of its employees and directors, including its principal executive officer, principal financial officer and principal accounting officer. The code of ethics is available at the Company’s website at http://www.masisa.com.

Item 16C. Principal Accountant Fees and Services

    Audit Fees. Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in the Company’s Annual Report on Form 20-F in the years ended 2002 and 2003 were $284,060 and US$357,190, respectively.

    Audit-Related Fees. Fees paid to PricewaterhouseCoopers for audit-related services, including consultations regarding the Sarbanes-Oxley Act and other items, were US$20,020 and US$37,370, respectively, for the years ended 2002 and 2003.

    Tax Fees. Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were US$68,280 and US$69,660, respectively, for the years ended 2002 and 2003.

    All Other Fees. Fees paid to PricewaterhouseCoopers for other services, including services related to information technology services and the issuance of legal and accounting documents, were US$91,860 and US$8,210, respectively, for the years ended 2002 and 2003. In 2002, these fees include advice regarding the consolidation of the Company’s administrative services in Chile ($68,344) and systems consulting related to SAP ($15,046).

    The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company’s independent auditor prior to the commencement of the specified services. The Audit Committee will consider annually and, if appropriate, approve the provision of audit services by Company’s independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.

    Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee for action by written consent. The Audit Committee has also delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Company’s independent auditors and associated fees up to a maximum for any one non-audit service of $100,000, provided that the Chair shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting.

    100% of the services described in “Audit-Related Fees,” Tax Fees” and “All Other Fees,” were approved by the Audit Committee in accordance with the Company’s formal policy on auditor independence.

PART IV

Item 17. Financial Statements

    The Company’s financial statements have been prepared in accordance with Item 18.

Item 18. Financial Statements

    See pages F-1 through F-48, incorporated herein by reference. The following is an index to the financial statements:

Item 19. Exhibits

    Documents filed as exhibits to this Annual Report:

Exhibit No.	Description
1.1	Bylaws (estatutos sociales) of Masisa S.A., together with an English translation (previously filed with the Securities and Exchange Commission as Exhibit 1.1 on Form 20-F dated June 29, 2001 and incorporated by reference herein).
2.1	Form of Deposit Agreement among the Company, Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of the Depositary Receipt (incorporated by reference to the statement on Form F-6, Registration No. 33-63154, filed by Masisa S.A. on May 21, 1993).
8.1	List of significant subsidiaries of the Company.
12.1	Certification by Chief Executive Officer of Masisa S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification by Chief Financial Officer of Masisa S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under Section 18 of the Securities Exchange Act of 1934).

SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2004

MASISA S.A.

By: /s/ Carlos Marín.
Carlos Marín
Chief Financial Officer

Report of Independent Auditors
on
Financial Statement Schedules

To the Board of Directors
of Masisa S.A:

Our audits of the consolidated financial statements referred to in our report dated January 30, 2004 appearing in the 2003 Form 20-F also include an audit of the financial statement schedules listed in Schedule II of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers
Santiago, Chile
June 24, 2004

MASISA S.A.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable – Reserves

Year Ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period
		(thousands of US dollars)

December 31, 2003	2,603	377	(189)	1,226	4,017
December 31, 2002	4,402	333	(28)	(2,104)	2,603
December 31, 2001	3,318	1,795	(259)	(452)	4,402

Inventories – Reserves

Year Ended	Balance at Beginning of Period	Charge to Costs and Expenses	Amounts Written Off	Exchange Rate Impact	Balance at End of Period
		(thousands of US dollars)
December 31, 2003	676	350	-	(30)	996
December 31, 2002	429	443	-	(197)	676
December 31, 2001	180	372	(123)	-	429

MASISA S.A.

Consolidated financial statements

December 31, 2003

CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Cash Flows
Notes to the consolidated financial statements

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
MASISA S.A.

1

We have audited the accompanying consolidated balance sheets of MASISA S.A. and its subsidiaries (the “Company”) as of December 31, 2002 and 2003 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2003, all expressed in thousands of United States dollars. These financial statements are the responsibility of the management of the Company. Our responsibility is to express an opinion on these financial statements based on our audits.

2

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MASISA S.A. and its subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Chile.

4

The Company changed its reporting currency to U.S. dollars as of January 1, 2003. The consolidated financial statements as of and for the years ended December 31, 2002 and 2001 previously reported in Chilean pesos have been recast in accordance with accounting principles generally accepted in Chile as if the U.S. dollar was the Company’s reporting currency for all periods presented. The methodology used to recast previously reported consolidated financial statements is described in Note 2 b).

5

Accounting principles generally accepted in Chile vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Santiago, Chile
January 30, 2004

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	At December 31,
ASSETS	2002	2003

CURRENT ASSETS
Cash	1,916	8,661
Time deposits and securities purchased
under resale agreements	318	11,120
Accounts receivable (Note 3)	55,625	72,220
Notes and accounts receivable from
related companies (Note 19)	2,148	2,298
Inventories (Note 4)	64,177	77,716
Recoverable taxes (Note 15 b)	8,037	11,180
Other current assets (Note 5)	3,496	32,540

Total current assets	135,717	215,735

PROPERTY, PLANT AND EQUIPMENT
(net) (Note 6)	620,862	637,891

OTHER ASSETS
Investments in
unconsolidated affiliates (Note 7)	175	10
Goodwill and negative goodwill, net (Note 8)	(572)	(435)
Long-term receivables	1,465	1,218
Notes and accounts receivable from
related companies (Note 19)	3,026	3,297
Other assets (Note 9)	32,873	9,055

Total other assets	36,967	13,145

Total assets	793,546	866,771

	A tDecember 31,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2002	2003

CURRENT LIABILITIES
Short-term bank borrowings (Note 10)	32,084	37,883
Current portion of long-term bank borrowings
(Note 11)	15,133	42,254
Other long-term borrowings due within
one year (Note 12)	26,067	10,010
Dividends payable	160	206
Accounts payable	20,363	25,415
Notes and accounts payable
to related companies (Note 19)	779	1,827
Accrued liabilities (Note 16)	4,357	4,611
Other current liabilities	1,951	1,905

Total current liabilities	100,894	124,111

LONG-TERM LIABILITIES
Long-term bank borrowings (Note 11)	136,999	74,285
Deferred income taxes (Note 15 c)	7,923	11,256
Other long-term borrowings (Note 12)	45,416	127,366
Other long-term liabilities (Note 13)	6,176	11,198

Total long-term liabilities	196,514	224,105

MINORITY INTEREST	60,822	66,331

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS' EQUITY (Note 17)
Common stock (928,514,743 shares in
2003 and 2002, authorized and outstanding
with no par value)	237,022	237,022
Reserves	47,991	59,706
Retained earnings	150,303	155,496

Total shareholders’ equity	435,316	452,224

Total liabilities and shareholders’ equity	793,546	866,771

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars)

	For the year sended December 31,

	2001	2002	2003

OPERATING RESULTS
Net sales	236,259	225,412	281,826
Cost of sales	(156,404)	(166,022)	(215,537)

Gross margin	79,855	59,390	66,289
Selling and administrative expenses	(36,695)	(29,566)	(40,963)

Operating income	43,160	29,824	25,326

NON-OPERATING RESULTS
Non-operating income (Note 20)	20,818	7,677	4,859
Non-operating expenses (Note 21)	(30,889)	(12,058)	(17,901)
Price-level restatements	(745)	(6,349)	214
Foreign exchange gains (losses)	(2,874)	1,127	161

Non-operating results	(13,690)	(9,603)	(12,667)

Income before income taxes
and minority interest	29,470	20,221	12,659
Minority interest	1,289	1,391	(1,351)
Income taxes (Note 15 a)	612	(7,033)	(1,695)

NET INCOME	31,371	14,579	9,613

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the years ended December 31,

	2001	2002	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	31,371	14,579	9,613
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	21,924	24,026	25,814
Amortization of goodwill	1,434	265	142
Write-offs and provisions	14,668	562	575
Provision for deferred income taxes	(5,027)	1,619	(984)
Equity in losses (earnings) of unconsolidated affiliates	147	(16)	685
Gain on sale of subsidiaries and investments	(13,839)	-	(44)
Price-level restatements	745	6,349	(214)
Foreign exchange gain (loss)	2,874	(1,127)	(161)
Minority interest	(1,289)	(1,391)	1,351
Other	843	2,306	2,935

Changes in assets and liabilities:
Increase in trade accounts receivable	(1,172)	(6,074)	(8,037)
Increase in inventories	(9,229)	(23,270)	(13,413)
(Increase) decrease in other assets	(6,949)	(10,177)	6,006

Increase (decrease) in accounts payable	23,023	(1,809)	(4,587)
Increase in other liabilities	4,715	3,456	1,537
(Decrease) in recoverable and other taxes	(5,560)	(4,764)	(3,421)

Net cash provided by operating activities	58,679	4,534	17,797

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(120,692)	(49,524)	(25,977)
Proceeds from sale of property, plant and equipment	140	46	91
Proceeds from sale of subsidiaries and investments	26,784	-	-
Investment in related company	(4,435)	(3)	-
Other investing activities	(20,906)	85	-
Other loans to related companies	-	-	(4,401)

Net cash used in investing activities	(119,109)	(49,396)	(30,287)

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the years ended December 31,

	2001	2002	2003

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of common shares	39,023	-	-
Dividends paid	(11,905)	(8,599)	(4,382)
Borrowings from banks and others	239,286	73,489	168,078
Loans from related companies	-	-	5,848
Payment of borrowings	(207,311)	(39,175)	(114,026)
Payment of bonds	-	-	(25,000)
Other financing activities	-	431	(1,965)

Net cash provided by financing activities	59,093	26,146	28,553

INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	(1,829)	3,137	1,484

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,166)	(15,579)	17,547
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	22,146	17,813	2,234

CASH AND CASH EQUIVALENTS AT END OF YEAR	18,980	2,234	19,781

CASH AND CASH EQUIVALENTS RECAST TO
DECEMBER 31, 2002 PRESENTATION (See Note 2 o)	17,813

Supplemental disclosure of cash flow information:
	2001	2002	2003

	ThUS$	ThUS$	ThUS$
Cash paid during the year for:
Interest (net of capitalized amount)	11,698	9,817	14,338
Income taxes	6,192	8,135	1,665

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE COMPANY

MASISA S.A. (“Masisa” and together with its controlled subsidiaries, the “Company”) is a “sociedad anónima abierta” (a public corporation) whose Common stock is listed on the Santiago Stock Exchange, the Valparaiso Stock Exchange and the Chilean Electronic Stock Exchange and whose American Depository Receipts are traded on the New York Stock Exchange. Accordingly, the Company is subject to the regulations of both the Superintendency of Securities and Insurance in Chile (SVS) and the U.S. Securities and Exchange Commission (SEC) in the United States of America. The Company manufactures raw, melamine-laminated and wood-veneered particle board, medium-density fiberboard (MDF), oriented - strand board (OSB) and wood doors for residential and commercial applications. The Company’s principal markets include Chile, Argentina, Brazil and Mexico.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile and the accounting regulations of the SVS. Where differences exist between the standards of the SVS and the Chilean Institute of Accountants, the standards of the SVS will prevail.

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management makes its best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Although these estimates are based on management’s best knowledge of current events and actions that may impact the Company in the future, actual results may be different from the estimates. The Company’s critical accounting policies are those that affect its financial statements materially and involve difficult, subjective or complex judgments by management. Those policies and assumptions are valuation of long-lived assets, valuation of accounts receivable, valuation of inventory, assumptions used in the valuation and accounting for timber resources, accounting for income taxes and accounting for potential litigation claims and contingencies.

The Company has issued its statutory consolidated financial statements in Spanish and in conformity with accounting principles generally accepted in Chile, which include certain notes and additional information required by the SVS for statutory purposes. Management believes that these additional notes and information are not essential for the complete understanding of the consolidated financial statements and, accordingly, these notes and additional information have been excluded from the accompanying financial statements.

b) Currency

Change in Reporting Currency

On April 10, 2003, the Chilean IRS authorized Masisa to maintain its accounting records in US dollars as of January 1, 2003. On October 10, 2003, the SVS authorized the Company to present its annual and quarterly statutory financial statements in US dollars. Given this approval, in November 2003, the Company restated its statutory financial statements for the quarters ended March 31, 2003 and June 30, 2003 to be reported in US dollars and all future filings with the SVS will be reported in US dollars. The Company’s functional currency has not changed and remains the US dollar.

Presentation of 2002 and 2001 Financial Statements

In accordance with Chilean GAAP, the Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously presented in Chilean pesos were recast in accordance with accounting principles generally accepted in Chile to be presented in US dollars using the exchange rates as of December 31, 2002 and 2001, respectively. The exchange rates used for this purpose as of December 31, 2002 and 2001 were Ch$ 718.61 and Ch$ 654.79, respectively.

Foreign Currency Translation of “Stable” Currencies

Commencing January 1, 2003, for Masisa and those subsidiaries authorized to maintain their accounting records in US dollars as well as those foreign subsidiaries considered as an extension of the parent Company’s operation, assets and liabilities denominated in other currencies are remeasured to US dollars at the exchange rates prevailing on December 31st of each year except for inventory, property plant and equipment and certain other assets and liabilities. Inventory, property, plant and equipment and certain other assets and liabilities are remeasured at either; (1) the historical exchange rates if the corresponding asset or liability originated subsequent to January 1, 2003; or (2) the January 1, 2003 exchange rate, representing the effective date of the approval to maintain the Company’s accounting records in US dollars. Commencing January 1, 2003, revenues and expenses are generally translated at the exchange rates on the dates of the transactions. Gains or losses from foreign currency remeasurement as described above for periods subsequent to January 1, 2003 are included in Consolidated net income.

Commencing January 1, 2003, for those subsidiaries that maintain their accounting records in currencies others than the US dollar and are “not extensions” of the parent Company’s operations (Forestal Tornagaleones S.A. and its subsidiary FTG Overseas Ltd.), all assets, liabilities, revenues and expenses are translated into US dollar using the exchange rates prevailing on December 31st of each year. The translation adjustment derived from the effect of the variation of the exchange rate between the beginning and the closing of the year over beginning of the year Shareholders’ equity is reported as a Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

Foreign Currency Translation of “Not Stable” Currencies

In accordance with Technical Bulletin No. 64 of the Chilean Institute of Accountants for all periods presented, the financial statements of subsidiaries located in countries that are subject to significant risks, restrictions or fluctuations due to inflationary or exchange effects (so called “not stable” countries) must be remeasured in US dollars. Accordingly, the financial statements of Forestal Argentina, Masisa Argentina S.A., Maderas y Sintéticos de Mexico S.A. de C.V., Maderas y Sintéticos Servicios S.A. de C.V. and Masisa do Brasil Ltda. are remeasured in US dollars as follows:

    1. Monetary assets and liabilities were translated at year-end rates of exchange between the US dollar and the local currency.

    2. All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the US dollar and the local currency.

    3. Income and expense accounts were translated at average rates of exchange between the US dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

    4. Any exchange differences which arise were included in the results of operations for the period.

The difference between the investment’s equity value arising from the financial statements remeasured as explained above and the net equity value at the beginning of the year, plus the proportional share of the investment’s net income for the year, was recorded in the account, Cumulative translation gain/(loss) as a separate component of Shareholders’ equity.

In addition, exchange differences (netted from Chilean inflation) arising from debt obligations that qualify as foreign currency hedges of the foreign investments mentioned above were also recorded in the account “Cumulative Translation Adjustment”.

c) Consolidation

The consolidated financial statements include the accounts of Masisa and the following subsidiaries which it controls:

		Ownership at December 31,

Company	Business	2001	2002	2003

		%	%	%
Masisa Argentina S.A.	Production of wood products
	and forestry by-products	100.0000	100.0000	100.0000
Masisa Overseas Ltd.	Investments	100.0000	100.0000	100.0000
Masisa Inversiones Ltda.	Investments	100.0000	100.0000	100.0000
Inversiones Coronel Ltda.	Investments	100.0000	100.0000	100.0000
Masisa do Brasil Ltda.	Production of wood products
	and forestry by-products	100.0000	100.0000	100.0000
Masisa Cabrero S.A. (1)	Production of wood products
	and forestry by-products	100.0000	100.0000	-
Forestal Tornagaleones S.A. and subsidiaries (2)	Forestry	53.9956	60.4492	60.4492
Maderas y Sintéticos del Perú S.A.C.	Sales of wood products	99.9011	99.9011	99.9011
Masisa Concepción Ltda. (3)	Investments	100.0000	100.0000	100.0000
Maderas y Sintéticos Servicios S.A. de C.V.	Services	100.0000	100.0000	100.0000
Maderas y Sintéticos de México S.A. de C.V.	Production of wood products
	and forestry by-products	100.0000	100.0000	100.0000
Masisa Partes y Piezas Ltda. (4)	Production of wood products
	and forestry by-products	-	100.0000	100.0000
Masisa Ecuador S.A. (4)	Sales of wood products	-	100.0000	100.0000

(1)	On January 3, 2003 Masisa Cabrero S.A. merged with Inversiones Coronel Limitada, another consolidated subsidiary.

(2)	On June 27, 2002, the Company made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A, which increased its ownership by 6.45% (See Note 8 for additional detail).

(3)	On February 5, 2003 the subsidiary CyD Agrofruta Limitada changed its name to Masisa Concepción Ltda.

(4)	During 2002, the Company incorporated and initiated operations of these subsidiaries.

All significant balances and transactions between the consolidated subsidiaries have been eliminated. The participation of minority shareholders in subsidiaries is reflected in the Consolidated Balance Sheets under Minority interest.

d) Price-level restatements

As discused in Note 2 b), until January 1, 2003, the Company’s consolidated financial statements, were expressed in Chilean pesos and restated on an annual basis to reflect the effects of variations in the purchasing power of the local currency during each year. As of January 1, 2003, Masisa and certain authorized subsidiaries maintain accounting records in US dollars and therefore price-level restatements commencing on January 1, 2003 are no longer applicable for these subsidiaries. Certain Masisa’s subsidiaries have not received approval to maintain their accounting records in US dollars. Forestal Tornagaleones S.A. and FTG Overseas Ltd. continue to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean GAAP. For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by Technical Bulletin No. 64 (see Note 2 b). Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was 4.7%, 3.1% and 1.0% for the years ended November 30, 2001, 2002 and 2003 respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

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

e) Time deposits and securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each year-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the year-end. The value of these investments do not exceed their respective market values at December 31, 2002 and 2003.

f) Allowance for doubtful accounts

The Company has recorded an allowance for doubtful accounts for possible non-collection of accounts receivable, which is shown as a deduction from accounts receivable. The allowance is established as 1% of receivables from local customers plus additional amounts for specific customers, where collection is doubtful based on an analysis of the aging of the outstanding balances as well as other relevant information.

g) Inventories

Inventories are valued at the lower of production or acquisition cost, including indirect manufacturing costs, or market value. Inventory costs are determined using the average cost method. The valuation of inventories are periodically assessed and, if necessary, a write-down of the value for estimated excess and obsolete inventory is recorded based on estimates about future demand and actual usage.

As of December 31st of each year, forests and plantation inventories in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets in conjunction with the revaluation of timber resources described in Note 2 h) below.

h) Property, plant and equipment

Property, plant and equipment, except timber resources, are stated at cost, which includes capitalized interest. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset, which were as follows:

Years

Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

Depreciation for 2001, 2002 and 2003 amounted to ThUS$ 21,924, ThUS$ 24,026 and ThUS$ 25,814, respectively.

Timber resources are included in Property, plant and equipment and recorded by the subsidiary Masisa do Brasil Ltda. and Tornagaleones and subsidiaries. Timber resources are initially recorded at the cost of development. Timber costs consist primarily of purchased timber, planting, maintenance, protection, and other direct costs related to the development of the forest. Direct and indirect interest costs of developing timber are capitalized until the timber is deemed to have reached an exploitable stage. These capitalized interest costs are included in the historical cost of the timber. At December 31st of each year, the timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.

The cost of timber harvested is based on the volume of timber harvested in relation to the estimated volume recoverable. The Company’s estimated volume recoverable is based on statistical information and data obtained from physical measurements and other information gathering techniques. Such information gathered and data used requires, to a certain extent, estimates and judgments in determining the amount of forest recoverable. The carrying values of the forests are allocated to Inventories on a unit-of-production basis when cut and to Cost of Sales when sold.

As a result of the above accounting treatment, Masisa do Brasil Ltda. and Tornagaleones and subsidiaries records timber resources at appraisal value prior to cutting and records them in Cost of sales when the timber is cut and sold.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets.

Other fixed assets include spare parts inventories with turnover of less than one-year. These are valued as described in Note 2 g). Those items with significant value and with an ongoing benefit are depreciated in the same period of time as the asset with which they are associated, while those items with frequent use are charged to cost of production when used.

Assets purchased under financing leases are recorded at their fair value on the date of the lease agreement, which is determined by discounting the amounts payable in installments and the bargain purchase option, if any, at the interest rate implicit, or explicit, in the contract. These assets are not legally considered property of the Company until the purchase option is exercised.

Disbursements for the development of internal use software are charged to the results of operations as incurred. External direct costs of materials and services rendered in developing an enterprise resource planning system (an SAP R/3 system) and interest costs incurred during development are capitalized. Payroll related costs were not material and have been expensed. Training costs and data conversion costs are expensed as incurred.

Assets to be disposed of at year-end have been recorded under Other assets at fair value based on an independent appraisal.

i) Investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when they represent between 10% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating income in the Consolidated Statements of Income.

j) Goodwill and negative goodwill

Under Chilean GAAP, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value of the acquired company exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

k) Bonds

Bonds are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Other current assets and Other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments. Total capitalized costs associated with bonds were ThUS$ 6,634 in December 31, 2003 and ThUS$ 46 was amortized to expense in the year ended December 31, 2003.

l) Income taxes and deferred income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular No. 1,466 of the SVS. The effects of deferred income taxes at January 1, 2000 that were not previously recorded, were recognized, in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded to offset the effects of the deferred tax assets and liabilities not recorded prior to January 1, 2000. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability relates. Deferred income taxes at January 1, 2000 are recognized in income beginning in 2001 as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

m) Revenue recognition

Revenues are recorded at the time of shipment of products to the customer. The following criteria must be met in order to recognize revenue: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price to the buyer is fixed or determinable; and (4) collection is reasonably assured. Revenues which the Company has billed and collected in advance are deferred until the related products are shipped and the criteria above have been met.

n) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Accrued liabilities in the Consolidated Balance Sheets.

o) Cash and cash equivalents

As a result of recasting the financial statements which were originally presented in Chilean pesos to US dollars as described in Note 2b), Cash and cash equivalents at December 31, 2001 included in the Consolidated Balance Sheets does not agree with Cash and cash equivalents at the beginning of the year (January 1, 2002) as presented in the Statement of Cash Flows for the year ended December 31, 2002. The amounts do not agree due to the methodology of recasting required by the accounting principles generally accepted in Chile in which the Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously reported in Chilean pesos are recast to US dollars using the respective year-end exchange rates. Accordingly, Cash and cash equivalents at December 31, 2001 will not agree with Cash and cash equivalents at January 1, 2002 as the previously reported amounts in Chilean pesos are recast at different rates at December 31, 2001 and 2002.

The Company considers all short-term highly-liquid investment securities purchased with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows.

The balances of cash and cash equivalents were as follows:

	At December 31,

	2001	2002	2003

	ThUS$	ThUS$	ThUS$
Cash	7,745	1,916	8,661
Time deposits	11,235	318	-
Securities purchased under resale agreements	-	-	11,120

Total	18,980	2,234	19,781

p) Impairment of long-lived assets

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

q) Derivative contracts

The Company enters into hedging contracts including interest rate swap agreements and forward exchange contracts. The contracts are accounted for in accordance with Technical Bulletin No. 57, “Accounting for Derivative Contracts”. (“TB 57”) of the Chilean Institute of Accountants. Under TB 57 all derivative financial instruments are recognized on the Consolidated Balance Sheets at their fair value. Derivative instruments are accounted for as follows:

Hedges of forecasted transactions:

The derivative instrument is stated at its fair value on the Consolidated Balance Sheets and any change in the fair value is recognized on the balance sheet as an unrealized gain or loss in Other current liabilities or in Other assets. When the contract is settled, the unrealized gain or loss on the instrument is recognized in earnings in Non-operating income in the Consolidated Statements of Income.

Firm commitments hedging contracts (Hedges of “existing items”):

The hedged item and derivative instrument are measured at fair value on the balance sheet. Unrealized gains and losses are recorded in earnings in Non-operating income in the Consolidated Statements of Income if the net effect is a loss and deferred and recognized when the contract is settled if it is a gain. The unrecognized gains associated with the derivative instrument are included in Other current liabilities in the Consolidated Balance Sheets.

The impact of the Company’s hedging activities included in Non-operating expenses for the years ended 2001, 2002 and 2003 totaled ThUS$ 1,613, ThUS$ 795 and ThUS$ 678, respectively. The unrealized gains included in Other current liabilities as of December 31, 2003 and 2002 totaled ThUS$ 984 and ThUS$ 795, respectively. The unrealized losses included in Other assets as of December 31, 2002 and 2001 totaled ThUS$ 306 and ThUS$ 159, respectively.

r) Research and development expenses

Research and development expenses are charged to income in the year in which they occur. The Company has not incurred significant research and development expenses during the years ended December 31, 2001, 2002 and 2003.

s) Reclassifications

Certain 2001 and 2002 amounts in the accompanying financial statements have been reclassified to conform to the 2003 presentation. The reclassifications had no material effect on the previously reported presentation of assets and liabilities, previously reported net income, cash flows or shareholders’ equity.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable include the following:

	Accounts receivable aging

	1-90 days	91-360 days	December 31, 2003

	ThUS$	ThUS$	ThUS$

Trade accounts receivable	59,897	1,467	61,364
Notes receivable	8,324	575	8,899
Other accounts receivable	5,825	149	5,974
Less: Allowances for doubtful accounts			(4,017)

Total			72,220

	Accounts receivable aging

	1-90 days	91-360 days	December 31,2002

	ThUS$	ThUS$	ThUS$
Trades accounts receivable	44,722	959	45,681
Notes receivable	6,317	722	7,039
Other accounts receivable	5,259	249	5,508
Less: Allowances for doubtful accounts			(2,603)

Total			55,625

NOTE 4 - INVENTORIES

Inventories include the following:

	At December 31,
	2002	2003

	ThUS$	ThUS$
Finished goods	38,263	46,477
Raw materials	9,239	12,930
Other materials	3,305	3,879
Spare parts	6,947	7,704
Forests and plantations in the process of exploitation	7,099	7,722
Reserve for obsolescence	(676)	(996)

Total	64,177	77,716

NOTE 5 - OTHER CURRENT ASSETS

Other current assets include the following:

	At December 31,
	2002	2003

	ThUS$	ThUS$
Deposits	2,001	29,104
Deferred income taxes (Note 15 c)	728	562
Prepaid expenses	767	2,147
Bond issuance costs	-	727

Total	3,496	32,540

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT (NET)

a) Property, plant and equipment include the following:

	At December 31,
	2002	2003

	ThUS$	ThUS$
Land	62,529	67,031
Plants, buildings and other installations	102,123	105,384
Machinery and equipment	476,912	488,554
Timber resources	101,628	125,779
Construction in progress	10,773	8,825
Other fixed assets:
Furniture, fixtures and other	10,291	11,062
Spare parts	10,541	11,247
Assets under leasing contracts	1,624	1,763
Software	4,247	5,444
Other	2,482	1,551

	783,150	826,640
Accumulated depreciation	(162,288)	(188,749)

Property, plant and equipment (net)	620,862	637,891

b) The Company capitalized interest amounting to ThUS$ 5,426 during the year ended December 31, 2002, corresponding to the construction of the MDF and OSB plants in Brazil and in Argentina.

As stated in Note 2 h), Tornagaleones and its subsidiary Forestal Argentina S.A. capitalized interest related to plantation financing in property, plant and equipment. Tornagaleones capitalized interest under this concept totaling ThUS$ 155 and ThUS$ 974 for the years ended December 31, 2003 and 2002, respectively. Masisa do Brasil Ltda. capitalized interest related to plantation financing included in property, plant and equipment totaling ThUS$ 2,536 and ThUS$ 1,942 for the years ended December 31, 2003 and 2002, respectively.

Tornagaleones has outstanding debt in US dollars. As a result of this, Tornagaleones incurred an exchange gain of ThUS$ 864 in 2003 and an exchange loss of ThUS$ 694 in 2002 associated with this debt. As permitted under Chilean GAAP, this exchange gain and loss was netted against capitalized interest.

c) As described in Note 2 h), Masisa do Brasil Ltda., Tornagaleones and its subsidiary Forestal Argentina S.A. have revalued their forests and plantations at year end based on technical appraisals. The accumulated adjustment in value amounted to ThUS$ 31,144 in 2003 (ThUS$ 29,637 in 2002) and is included in Timber resources. The Company has recognized it proportionate share in Forest reserves in Shareholders’ Equity and the balance is included in Minority interest on the Consolidated Balance Sheets.

d) In 2001, the Company recorded an impairment for one of its particle board lines in the amount of ThUS$ 8,260 which is included in the Consolidated Statement of Income under Non-operating operating expenses (see Note 21).

NOTE 7 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company’s investments in unconsolidated affiliates totaled ThUS$ 12, ThUS$ 175 and ThUS$ 10 at December 31, 2001, 2002 and 2003. The Company’s proportional share in the net income (or loss) of unconsolidated affiliates totaled a loss of ThUS$ 147, a gain of ThUS$ 16 and a loss of ThUS$ 685 for 2001, 2002 and 2003, respectively.

As of December 31, 2003 and 2002, the Company has recorded a provision for investments in unconsolidated affiliates with negative equity at year-end totaling ThUS$ 167 at December 31, 2002 and ThUS$ 666 at December 31, 2003, which is included in Other long-term liabilities (see Note 13).

NOTE 8 - GOODWILL AND NEGATIVE GOODWILL, NET

Goodwill and negative goodwill, net of accumulated amortization, were as follows:

	At December 31,
	2002	2003

	ThUS$	ThUS$
Maderas y Paneles S.A. (1)	151	-
Masisa Cabrero S.A. (2)	1,230	1,419
Forestal Tornagaleones S.A. (3)	(1,953)	(1,854)

Total	(572)	(435)

(1)

On August 16, 1993, the Company purchased a 3.8% interest in its subsidiary Maderas y Paneles S.A. from Inversiones Pathfinder S.A. (at that time the majority shareholder of the company) for ThUS$ 3,855, which resulted in goodwill of ThUS$ 2,690. The goodwill was fully amortized over a term of ten years.

(2)

During 2000, the Company purchased a 92.61% interest in its subsidiary Masisa Cabrero S.A. from Forestal Terranova S.A. and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,753. The goodwill is being amortized over twenty years.

(3)

On June 27, 2002, the Company made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized to income over twenty years.

Masisa Concepción Ltda. was acquired in November 2001. The excess of the amount paid for this company over the net assets value generated goodwill of ThUS$ 1,135 that was charged to income for the year. The Company concurrently recognized a deferred tax asset for ThUS$ 1,444 which reduced income tax expense by the same amount.

Goodwill amortization, net totaled ThUS$ 1,434, ThUS$ 265 and ThUS$ 142 in 2001, 2002 and 2003 respectively.

NOTE 9 - OTHER ASSETS

Other assets include the following:
	At December 31,
	2002	2003

	ThUS$	ThUS$
Deposits	28,500	-
Assets for disposal	633	413
Recoverable taxes (See Note 15 b)	3,113	957
Bond issuance costs	-	5,861
Other	627	1,824

Total	32,873	9,055

NOTE 10 - SHORT-TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less include the following:

	Foreign
	Currency in	Interest rate at
	2003	December 31, 2003	2002	2003

		%	ThUS$	ThUS$
Banco de Chile	US$	1.95	9,463	9,133
Banco de Chile	Chilean Pesos	-	455	2,512
Banco de Crédito e Inversiones	US$	-	6,066	-
BankBoston N.A.	US$	-	9,579	-
ABN AMRO Bank	Chilean Pesos	4.77	1,694	1,155
ABN AMRO Bank	Other	11.28	1,202	1,056
HSBC Bank Chile	US$	2.30	3,610	3,609
Bancoestado	US$	2.19	-	3,043
CorpBanca	US$	2.43	-	5,080
Banco Del Desarrollo	US$	2.65	-	5,511
Rabobank Curacao N.V	US$	2.05	-	5,075
Banco de Chile NY	US$	-	15	-
ITAU BBA Other	Other	11.28	-	1,709

Total			32,084	37,883

During 2003, the average annual interest rate was 2.3%. During 2002 and 2001, the average annual interest rates were 2.8% and 4.0%, respectively. Accrued interest totaling ThUS$ 340 and ThUS$ 283 at December 31, 2003 and 2002, respectively, is included in the outstanding balances.

At December 31, 2003, the Company had ThUS$ 92,926 of short-term lines of credit, of which ThUS$ 27,101 were unused and available for borrowing on an unsecured basis.

NOTE 11 - LONG-TERM BANK BORROWINGS

Long-term bank borrowings include the following:

	Foreign Currency in		Interest rate at December 31,	At December 31,
	2003	Interest rate	2003	2002	2003

			%	ThUS$	ThUS$

BankBoston (1)	US$	Fixed rate	12.0000	120	94
BankBoston N.A. (2)	US$	Fixed rate	11.2750	981	305
Rabobank Ireland PLC (3)	US$	Fixed rate	8.0000	30,280	29,121
Dresdner Bank Lateinamerika (4)	US$	Libor+1.90	3.1125	6,080	6,101
Banco de Credito e Inversiones (5)	UF	Fixed rate	6.7000	8,123	7,451
Raboinvestments Chile S.A (6)	US$	Libor+1.875	3.0875	15,110	14,090
Security Bank (7)	US$	Libor+1.50	2.7125	2,833	2,829
Citibank N.A (8)	US$	Fixed rate	5.2000	58,309	1,124
Comerica Bank (9)	US$	Libor+1.35	2.5625	15,091	15,074
Banco de Chile NY (10)	US$	Libor+1.25	2.4625	15,205	15,084
The Bank of Nova Scotia (11)	US$	Libor+1.15	2.3625	-	25,266

Total				152,132	116,539
Less: Current portion (12)				(15,133)	(42,254)

Long-term portion				136,999	74,285

(1)	This loan is repayable in monthly installments of principal and interest.
(2)	The balance of this loan is repayable in 2004 and the balance is included in Current portion of long-term liabilities.
(3)	This loan is repayable in March 2004. Interest is paid semi-annually.
(4)	This loan is repayable in six semi-annual installments, starting on July 2004. Interest is paid semi-annually.
(5)	The outstanding balance of this loan as of December 31, 2003 is repayable in six semi-annual installments, starting on February 2004, with interest payments semi-annually.
(6)	The outstanding balance of this loan as of December 31, 2003 is repayable in eight semi-annual installments starting on April 2004, with interest payments semi-annually.
(7)	The outstanding balance of this loan as of December 31, 2003 is repayable in six semi-annual installments, commencing March 2004, with interest payments to be made semi-annually.
(8)	The Company prepaid the outstanding balance of the loan ThUS$ 49,720 with proceeds from the bond offering included in Other Borrowings in the Consolidated Balance Sheets.
(9)	This loan is repayable in seven semi-annual installments, commencing April 2004, with interest payments to be made semi-annually.
(10)	This loan is repayable in seven semi-annual installments, commencing October 2004, with interest payments to be made semi-annually.
(11)	The Company entered into this loan in January, 2003. This loan is repayable in six semi-annual installments, commencing July 2005, with interest payments to be made semi-annually.
(12)	Includes ThUS$ 5,866 and ThUS$ 1,871 corresponding to accrued interest at December 31, 2002 and 2003, respectively.

Scheduled payments of the long-term portion of long-term bank borrowings at December 31, 2003 are as follows:

Amounts payable during the
years ending December 31,	ThUS$

2005	21,034
2006	26,609
2007	20,392
2008	6,250

Total	74,285

NOTE 12 - OTHER LONG-TERM BORROWINGS

Other long-term borrowings include the following:

	At December 31,
	2002	2003

	ThUS$	ThUS$

Bonds payable	-	91,453
Promissory notes (8.06% per annum due in 2008)	45,474	45,484
Promissory notes (7.82% per annum due in 2003)	25,255	-
Leases payable	699	439
Other	55	-

Total	71,483	137,376
Less: Current portion	(26,067)	(10,010)

Long-term portion	45,416	127,366

Bonds

In December 2003, the Company issued ThUS$ 91,453 of fixed rate bonds in the Chilean market. Series A bonds of ThUS$ 71,394 mature in seven years and pay interest at 5.0%. Series B bonds of ThUS$ 20,059 mature in twenty one years and pay interest at 6.25%. Interest is payable on both Series A and B bonds on June 15th and December 15th of each year with the first payment due on June 15, 2004.

As stipulated in the contract, the proceeds of the bond issuance were used to prepay short and long term bank borrowings.

Scheduled maturities of other long-term borrowings at December 31, 2003 are as follows:

Maturities during the
years ending December 31,	ThUS$

2005	9,127
2006	23,247
2007	23,247
2008	23,247
2009	14,247
2010 and beyond	34,251

Total	127,366

NOTE 13 - OTHER LONG-TERM LIABILITIES

Other long-term liabilities include the following:

	At December 31,
	2002	2003

	ThUS$	ThUS$

Taxes payable	3,295	7,459
Forest subsidy	2,714	3,073
Deficit in investments accounted for under the equity method	167	666

Total	6,176	11,198

NOTE 14 - COVENANTS

Certain of the Company’s borrowing agreements include restrictive covenants. The more restrictive covenants include the following:

Masisa S.A.

The bonds issued in 2003 contain covenants establishing certain obligations for the Company and its subsidiaries, including the following: maintenance of insurance on the principal assets of the Company in accordance with the industry’s standards; issuance of quarterly and annual financial statements to the representative of the bondholders, both individual and consolidated, abiding by the standards applicable to public corporations; the obligation to provide copies of risk rating reports; the obligation to update the accounting books of the Company and its subsidiaries; the obligation to perform transactions with subsidiaries under market conditions; the prohibition of providing financing to any entity of the business group, other than the issuer or any of its subsidiaries or investees; and the requirement to maintain a quarterly leverage ratio (defined as the ratio between current liabilities and equity based on the consolidated financial statements) not higher than 0.9 times. As of December 31, 2003, the Company was in compliance with all covenants.

The Bank of Nova Scotia

In connection with the loan of US$ 25 million granted by The Bank of Nova Scotia, in which Scotiabank Sud Americano acted as an agent, the Company and/or its subsidiaries are obligated to the following covenants: maintaining a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintaining a coverage over financial expenses not lower than 3; maintaining a consolidated equity not lower then UF 14,800.000 (ThUS$ 421,718 at December 31, 2003); the Company can not sell, transfer, dispose of, promise to sell or dispose of its current stake in the ownership of its subsidiaries, with the exceptions set forth in the contract; the Company can not pledge assets that are essential for the normal operation of the business, except in the conditions provided for in the contract; the Company can not grant loans to its shareholders for operations outside the regular course of business. As of December 31, 2003, the Company is in compliance with all covenants.

Comerica Bank

The Company has the following covenants associated with its loan of US$ 15 million granted by Comerica Bank. Convenants include: maintenance of insurance on the principal assets in accordance with industry standards; updating accounting records of the Parent company and its subsidiaries; compliance with current laws and regulations; compliance with the payment of every obligation derived from debt contracts; maintenance of the Company’s line of business; prohibition of issuing certain guarantees on its assets, except for those existing upon signature of the agreement and other such as chattel mortgage on new assets purchased in the Company’s ordinary line of business; performance of transactions with the subsidiaries under market conditions; prohibition of merging of the Company with any other company, or liquidating or dissolving it, and selling or renting its assets, property or businesses, except in the terms agreed upon in the contract; limitation to the debt contracted and loans granted in conformity with the conditions stated in the agreement; maintenance of a consolidated equity not lower than UF 14,800,000 (ThUS$ 421,718 at December 31, 2003); maintenance of an interest coverage ratio (defined as operating cash flow over net financial expenses) of at least 3; and maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1. As of December 31, 2003, the Company was in compliance with all covenants.

Banco de Chile

The Company has the following covenants associated with its credit line for US$ 15 million granted by Banco de Chile. Convenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least UF 14,800,000 (ThUS$ 421,718 at December 31, 2003); and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of December 31, 2003 the Company was in compliance with all covenants.

Dresdner Bank L.A. - Forestal Argentina S.A.

In accordance with loans contracted by this subsidiary, the company is obligated to comply with certain covenants that are derived from the financial statements of this subsidiary issued in accordance with accounting principles generally accepted in Argentina.

These covenants include the maintenance of:

  A ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to financial expenses equal to or higher than 1.8 times;
  Debt leverage lower or equal to 0.50; and
  Net equity of at least US$ 50 million.

Non-compliance with any of the above obligations can require the immediate payment of the quantities owed, as if they had matured and were currently collectable.

The company was not in compliance with its net equity covenant based on its subsidiary’s financial statements at December 31, 2003 and 2002. On August 27, 2002, Dresdner Bank L.A. released the Company from its obligation to comply with the financial “covenants”set forth in its loan contract. On January 28, 2003, the bank extended the release from complying with the covenant of maintaining a minimal equity until April 30, 2003. On May 12, 2003 the bank reported in writing to Forestal Argentina S.A. that it was in the process of studying the balance sheets audited at December 31, 2002. It also advised that, as long as such analysis, as well as the restructuring of the “covenant” of minimum equity is not concluded, it would not declare a default event for non-complying with such “covenant”. On August 22, 2003, the bank advised the company that it was still studying such balance sheets and, as long as the examination has not been concluded, it would not declare a default event for non-compliance of covenant. On January 8, 2004, the bank reported to the Company that, with retroactive effect to June 30, 2003 and until February 29, 2004, it released the Company from complying with the obligation to maintain a minimum equity as outlined in the borrowing documents.

Promissory Notes from Private Placement

In connection with notes issued in a private placement in the United States during 1996, Masisa and its subsidiaries, Masisa Overseas Ltd. and Masisa Argentina S.A., are contractually committed to maintain certain covenants, which are summarized as follows:

  Compliance with all laws
  Maintenance of insurance on properties and businesses
  Maintenance of properties in good repair, working order and condition
  Payment of taxes and claims
  Maintenance of financial covenants as follows:
a)

The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of (a) ThCh$ 140,493,573 (ThUS$ 236,601 at December 31, 2003) and (b) an amount equal to 40% of the cumulative amount of Recurring Net Income (defined as net income less extraordinary or non-recurring gains) of the Company for each fiscal year commencing after December 31, 1996 (as shown on the consolidated financial statements).

b)	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

c)	The Company will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 1.5 to 1.

  Ownership obligations

a)	The Parent Company will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.

b)	The Parent Company will at all times own at least 66 2/3% of the outstanding voting securities of Masisa Argentina S.A.

As of December 31, 2003, the Company will in compliance with all covenants.

NOTE 15 - INCOME TAXES

a) The income tax provisions in the Consolidated Statements of Income were as follows:

	Year ended December 31,

	2001	2002	2003

	ThUS$	ThUS$	ThUS$

Current year provision for income tax	4,397	5,781	2,816
Deferred income taxes	(5,027)	1,619	(984)
Adjustments of income taxes of prior years	18	(367)	(137)

Total (benefit) provision	(612)	7,033	1,695

b) Recoverable and taxes payable were as follows:

	At December 31,
	2002	2003

	ThUS$	ThUS$

Provisional monthly income tax prepayments	1,349	3,336
Income tax provision	(5,781)	(2,816)
Value-added taxes recoverable	15,034	10,955
Value-added taxes payable	(3,295)	(7,459)
Others	548	662

Total	7,855	4,678

Recoverable and taxes payable as outlined above are classified in the Consolidated Balance Sheets as follows:

	ThUS$	ThUS$

Recoverable tax	8,037	11,180
Tax recoverable long-term included in long-term Other Assets	3,113	957
Tax payable long-term included in Other long-term liabilities	(3,295)	(7,459)

Total	7,855	4,678

c) Deferred income taxes

At December 31, 2002 and 2003, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	At December 31, 2002		At December 31, 2003
Assets	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$

Allowance for doubtful accounts	579	46	624	-
Provision for vacations	193	-	237	-
Leasing obligations	-	118	-	72
Tax loss carry-forwards	373	21,530	904	13,809
Other provisions	518	1,302	464	1,687

Total	1,663	22,996	2,229	15,568
Less: Complementary liability account	(26)	(1,259)	(30)	(126)
Valuation allowance	-	(12,552)	-	(5,441)

Net assets	1,637	9,185	2,199	10,001

Liabilities

Overhead costs in inventories	(821)	(3,552)	(1,012)	(3,552)
Forest reserve	-	(4,240)	(70)	(8,741)
Depreciation of property, plant and equipment	(88)	(23,318)	(650)	(18,957)

Total	(909)	(31,110)	(1,732)	(31,250)
Less: Complementary asset account	-	14,002	95	9,993

Net liability	(909)	(17,108)	(1,637)	(21,257)

Total net deferred income tax asset (liability)	728	(7,923)	562	(11,256)

NOTE 16 - ACCRUED LIABILITIES

Accrued liabilities include the following:

	At December 31,
	2002	2003

	ThUS$	ThUS$

Accrued vacations	1,307	1,657
Accrued commissions	1,455	1,334
Provision for bonuses	463	325
Other provisions	1,132	1,295

Total	4,357	4,611

NOTE 17 - SHAREHOLDERS’ EQUITY

a) Changes in capital and reserve accounts in 2001, 2002 and 2003 were as follows:

			Reserves			Retained earnings

	Number of shares issued	Common stock	Forestry reserve	Accumulated deficit during development period	Cumulative translation adjustment	Reserve for future dividends	Accumulated earnings	Income for the year	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balances at December 31, 2000	840,500,740	207,103	11,029	(229)	10,762	85,574	19,189	25,880	359,308
Allocation of 1999 net income	-	-	-	229	-	25,651	-	(25,880)	-
Payment of dividends of US$ 0.012523 per share	-	-	-	-	-	(11,543)	-	-	(11,543)
Sale of common shares	88,014,003	37,954	-	-	-	-	-	-	37,954
Increase in forestry reserve due to appraisal	-	-	304	-	-	-	-	-	304
Cumulative translation adjustment	-	-	-	-	11,346	-	-	-	11,346
Price-level restatement of equity	-	7,490	342	-	333	3,171	595	-	11,931
Net income for the year	-	-	-	-	-	-	-	31,371	31,371

Balances at December 31, 2001	928,514,743	252,547	11,675	-	22,441	102,853	19,784	31,371	440,671

Balances at December 31, 2001 restated to
United States dollars of December 31, 2002 (1)		230,118	10,638	-	20,448	93,718	18,027	28,585	401,534

			Reserves			Retained earnings

	Number of shares issued	Common stock	Forestry reserve	Accumulated deficit during development period	Cumulative translation adjustment	Reserve for future dividends	Accumulated earnings	Income for the year	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balances at December 31, 2001	928,514,743	230,118	10,638	-	20,448	93,718	18,027	28,585	401,534
Allocation of 2001 net income	-	-	-	-	-	28,585	-	(28,585)	-
Payment of dividends of US$ 0.00924 per share	-	-	-	-	-	(8,575)	-	-	(8,575)
Increase in forestry reserve due to appraisal	-	-	4,847	-	-	-	-	-	4,847
Cumulative translation adjustment	-	-	-	-	11,126	-	-	-	11,126
Price-level restatement of equity	-	6,904	318	-	614	3,429	540	-	11,805
Net income for the year	-	-	-	-	-	-	-	14,579	14,579

Balances at December 31, 2002	928,514,743	237,022	15,803	-	32,188	117,157	18,567	14,579	435,316

Balances at December 31, 2002	928,514,743	237,022	15,803	-	32,188	117,157	18,567	14,579	435,316
Allocation of 2002 net income		-	-	-	-	14,579	-	(14,579)	-
Payment of dividends of US$ 0.00476 per share		-	-	-	-	(4,420)	-	-	(4,420)
Increase in forestry reserve due to appraisal		-	3,124	-	-	-	-	-	3,124
Cumulative translation adjustment		-	-	-	8,591	-	-	-	8,591
Net income for the year	-	-	-	-	-	-	-	9,613	9,613

Balances at December 31, 2003	928,514,743	237,022	18,927	-	40,779	127,316	18,567	9,613	452,224

(1)

As a result of recasting the financial statements which were originally presented in Chilean pesos to US dollars as described in Note 2b), Shareholders’ equity balances at December 31, 2001 included in the Consolidated Balance Sheets do not agree with Shareholders’ equity balances at the beginning of the year (January 1, 2002) as presented in the reconciliation of Shareholders’ equity for 2001 and 2002. The balances do not agree due to the methodology of recasting required by the accounting principles generally accepted in Chile in which the Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously reported in Chilean pesos are recast to US dollars using the respective year-end exchange rates. Accordingly, Shareholders’ equity at December 31, 2001 will not agree with Shareholders’ equity as January 1, 2002 as the previously reported amounts in Chilean pesos are recast at different rates at December 31, 2001 and 2002.

b) Capital increases

At an extraordinary Shareholders’ Meeting held on November 13, 2000 the shareholders agreed to increase the share capital of Masisa S.A. by ThUS$ 91,582 through the issuance of 182,441,061 shares of no-par value stock. As of December 31, 2001, 88,014,003 shares were subscribed and paid in full for a total ThUS$ 37,954.

c) Principal shareholders

At December 31, 2003, Masisa was controlled by Terranova S.A., which owns 52.4% of the shares issued and outstanding.

d) Dividends

At the Annual General Meeting held on April 30, 2003, the shareholders approved a final dividend on 2003 net income of US$ 0.00476 per share, for an aggregate amount of ThUS$ 4,420. The shareholders also agreed to a minimum dividend policy ranging from 30% to 50% of net income.

At the Annual General Meeting held on April 30, 2002, the shareholders approved a final dividend on 2002 net income of US$ 0.00924 per share, for an aggregate amount of ThUS$ 8,575.

At the Annual General Meeting held on April 26, 2001, the shareholders approved a final dividend of 2001 net income of US$ 0.012523 per share, for an aggregate amount of ThUS$ 11,543.

e) Forestry reserve

The forestry reserve represents amounts recorded by the Company’s subsidiaries Tornagaleones and Masisa do Brasil Ltda. See Note 2 h) for the accounting policy regarding this reserve.

f) Cumulative translation adjustment

In accordance with Technical Bulletin No. 64 this account corresponds to the year-end US dollar exchange difference (net of Chilean inflation) from investments in related companies and related liabilities that continue to maintain accounting records in currencies other than the US dollar as of January 1, 2003 and for periods prior to January 1, 2003 for subsidiaries that maintained accounting records in currencies other than the Chilean peso.

2003	Beginning	Exchange gain (loss) attributable to		Realization	Balance at December 31,
Company	balance	Investment	Liabilities	reserves	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Masisa Argentina S.A.	26,068	-	-	-	26,068
Forestal Argentina S.A.	3,094	(3,693)	944	-	345
Maderas y Sintéticos de
Mexico S.A. de C.V.	190	-	-	-	190
Masisa Partes y Piezas Ltda.	-	(23)	-	-	(23)
Forestal Tornagaleones S.A.	-	11,363	-	-	11,363
Masisa do Brasil Ltda.	2,741	-	-	-	2,741
Masisa Cabrero S.A.	95	-	-	-	95

Total	32,188	7,647	944	-	40,779

2002	Beginning	Exchange gain (loss) attributable to		Realization	Balance at December 31,
Company	balance	Investment	Liabilities	reserves	2002

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Masisa Argentina S.A.	18,616	9,362	(1,910)	-	26,068
Forestal Argentina S.A.	2,351	1,022	(279)	-	3,094
Maderas y Sintéticos de
Mexico S.A. de C.V.	-	567	(377)	-	190
Masisa do Brasil Ltda.	-	10,839	(8,098)	-	2,741
Masisa Cabrero S.A.	95	-	-	-	95

Total	21,062	21,790	(10,664)	-	32,188

2001	Beginning	Exchange gain (loss) attributable to		Realization	Balance at December 31,
Company	balance	Investment	Liabilities	reserves	2001

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Masisa Argentina S.A.	8,761	14,081	(3,007)	-	19,835
Forestal Argentina S.A.	1,404	1,493	(392)	-	2,505
Resinas Concordia S.A.	830	-	-	(830)	-
Masisa do Brasil Ltda.	-	9,171	(9,171)	-	-
Masisa Cabrero S.A.	101	-	-	-	101

Total	11,096	24,745	(12,570)	(830)	22,441 (1)

(1)

As a result of recasting the financial statements which were originally presented in Chilean pesos to US dollars as described in Note 2b), the Cumulative translation adjustment at December 31, 2001 included in the Consolidated Balance Sheets do not agree with the Cumulative translation adjustment at the beginning of the year (January 1, 2002) as presented in the reconciliation of the Cumulative translation adjustment for 2001 and 2002. The adjustments do not agree due to the methodology of recasting required by the accounting principles generally accepted in Chile in which the Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously reported in Chilean pesos are recast to US dollars using the respective year-end exchange rates. Accordingly, the Cumulative translation adjustment at December 31, 2001 will not agree with the Cumulative translation adjustment as January 1, 2002 as the previously reported amounts in Chilean pesos are recast at different rates at December 31, 2001 and 2002.

g) Tax credits on declared dividends

Retained earnings at December 31, 2003 have the following tax credits available to shareholders when distributed:

		Tax credit
		available on
Earnings of the year	Amount	distribution

	ThUS$	%
2003	10,540	16.5
2002	30,066	16.0
2002	2,318	15.0
2001	5,124	15.0
2000	4,189	15.0

Under Chilean tax laws, distributions must be made on a first-in first-out basis.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

a) Guarantees

On October 15, 1999, Tornagaleones entered into a loan agreement with Raboinvestments Chile S.A. for ThUS$ 15,826. Under terms of the agreement the company collateralized the loan with plantations and land for the term of the loan that expires in 3 years. The book value of the plantations is ThUS$ 17,658 and the book value of the land is ThUS$ 4,879 at December 31, 2003.

At December 31, 2003, the Company has received guarantees, including pledges, mortgages, endorsements of loan insurance policies, special mandates and surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$ 7,583 (ThUS$ 5,119 in 2002).

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$ 705 in 2003 (ThUS$ 294 in 2002).

b) Lawsuits

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in a future period.

As of December 31, 2003, there is an outstanding complaint amounting to ThUS$ 680 for damages to property caused in opinion of the complaint by Forestal Tornagaleones. On September 22, 2003, an appealable judgement was issued against the Company, which limited the scope of the claimed damages but did not fix the amount payable. Such judgement was appealed by the Company. On January 9, 2004, the Court of Appeals of Valdivia accepted the appeal, by annulling the judgement and refusing to accept the complaint filed against the Company in all its parts, including legal costs. The complainant filed a motion to appeal, which remains pending at the date of issuance of these consolidated financial statements. Given the judgement pronounced by the Court of Appeals of Valdivia, the Company believes that the likelihood of success for the complainant is minimal.

On May 30, 2002, the Chilean Internal Revenue Service issued a tax assessment amounting to ThCh$ 406,545 (ThUS$ 685 at December 31, 2003) for alleged differences in the determination of income taxes by Inversiones Coronel Limitada. The Company has made no provision for this assessment as management believes it will prevail in this case.

NOTE 19 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable from related companies at each year included the following:

		At December 31,
Name	Relationship	2002	2003

		ThUS$	ThUS$
Short-term
Forestal Terranova México	Shareholders in common	606	-
Terranova Colombia	Shareholders in common	710	33
Terranova Costa Rica	Shareholders in common	117	-
Masnova S.A. de C.V	Equity investment	715	1,872
Amanco Costa Rica S.A.	Directors in common	-	268
Amanco El Salvador	Directors in common	-	96
Terranova Forest Products, INC	Directors in common	-	19
Amanco Guatemala S.A.	Directors in common	-	10

Total		2,148	2,298

		At December 31,
Name	Relationship	2002	2003

		ThUS$	ThUS$
Long-term
Forestal Río Calle Calle S.A.	Equity investment	3,026	3,297

Outstanding notes and accounts payable balances to related companies at the end of each year included the following:

		At December 31,
Name	Relationship	2002	2003

		ThUS$	ThUS$
Forestal Río Calle Calle S.A.	Equity investment	144	228
Terranova S.A.	Principal shareholder	-	666
Andinos S.A.	Shareholders in common	327	-
Forestal Millalemu S.A.	Shareholders in common	1	-
Fibranova C.V	Shareholders in common	307	3
Terranova Brasil Ltda.	Shareholders in common	-	48
Forestal Terranova Mexico S.A.	Shareholders in common	-	877
Hondilut S.A. (Amanco Honduras)	Directors in common	-	3
Nicalit S.A. (Amanco Nicaragua)	Directors in common	-	2

Total		779	1,827

Significant transactions with related parties included the following:

		Year ended December 31,

Name	Relationship	2001	2002	2003	Transaction

		ThUS$	ThUS$	ThUS$

Forestal Río Calle Calle S.A.	Equity investment	11	271	99	Interest
		-	-	1,186	Services
		-	-	1,688	Purchases
Terranova S.A.	Principal shareholder	21,092	1,226	-	Sales
		1,861	2,959	1,692	Purchases
		937	25	348	Services
Forestal Terranova Mexico de C.V.	Shareholders in common	1,900	3,109	75	Sales
		-	-	974	Services
		-	-	1,333	Purchases
Masnova de MéxicoS.A.	Equity investment	-	3,520	-	Sales
Terranova Costa Rica S.A.	Shareholders in common	-	336	185	Sales
Terranova Colombia S.A.	Shareholders in common	-	710	758	Sales
Fibranova C.V.	Shareholders in common	-	-	279	Services
		-	-	4,194	Purchases
		-	-	1,237	Sales
Terranova Forest Products, INC	Directors in common	-	-	178	Sales
Forestal Terranova de Guatemala S.A.	Shareholders in common	-	-	44	Sales
Amanco Costa Rica S.A.	Directors in common	-	-	321	Sales
Amanco El Salvador S.A.	Directors in common	-	-	112	Sales
Amanco Guatemala S.A.	Directors in common	-	-	257	Sales
Hondilut S.A. (Amanco Honduras)	Directors in common	-	-	140	Sales
Nicalit S.A. (Amanco Nicaragua)	Directors in common	-	-	78	Sales
Forestal Terranova de Brasil	Shareholders in common	-	-	812	Purchases

NOTE 20 - NON-OPERATING INCOME

Non-operating income during each year includes the following:

	2001	2002	2003

	ThUS$	ThUS$	ThUS$

Gain on sales of property, plant and equipment	1,030	1,279	938
Gain on sales of investments	11,049	-	44
Equity in earnings of unconsolidated affiliates (Note 7)	-	16	-
Interest and other financial income	5,840	2,534	3,329
Reversal of allowance for doubtful accounts	-	2,847	-
Realization of translation reserves	2,840	-	-
Forgiveness of notes payable	-	709	-
Other	59	292	548

Total	20,818	7,677	4,859

NOTE 21 - NON-OPERATING EXPENSES

Non-operating expenses during each year includes the following:

	Year ended December 31,

	2001	2002	2003

	ThUS$	ThUS$	ThUS$

Interest expense	16,071	10,733	14,875
Write-down of other assets to fair value (Note 6)	8,260	-	-
Amortization of goodwill and negative goodwill (Note 8)	1,434	265	142
Equity in losses of unconsolidated affiliates (Note 7)	147	-	685
Donations	86	64	64
Provision for doubtful accounts	2,948	-	-
Losses on sales of property, plant and equipment	94	-	140
Depreciation of equipment temporarily out of service	964	432	1,649
Other	885	564	346

Total	30,889	12,058	17,901

NOTE 22 - SUBSEQUENTS EVENTS

There have been no subsequent accounting or financial events during the period from December 31, 2003 through the date on which these financial statements were prepared, January 30, 2004, which could significantly affect their interpretation.

NOTE 23 - DIFFERENCES BETWEEN CHILEAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

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

1 Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Reporting currency and inflation accounting

For the year ended December 31, 2003, the reporting currency for the Company is the US dollar. Prior to January 1, 2003, the Company reported its financial statements in Chilean Pesos. Effective January 1, 2003 and following the approval of the appropriate Chilean regulatory authorities, the Company changed its reporting currency to the US dollar in order to be consistent with it’s majority shareholders’ financial reporting currency and to facilitate it’s majority shareholders’ consolidation process for financial reporting purposes. The Company’s functional currency has not changed and remains the US dollar.

For the years prior to the 2003, the Company presented financial statements in Chilean pesos restated to reflect the full effects of the change in the purchasing power of the Chilean peso on the financial position and results of operations of reporting entities. The method, described in Note 2 d), is based on a model which enables the calculation of net inflation gains or losses caused by monetary assets and liabilities exposed to changes in the purchasing power of the local currency by restating all non-monetary accounts in the financial statements. The model prescribes that the historical cost of such accounts be restated for general price-level changes between the date of origin of each item and the year-end, and allows direct utilization of replacement values for the restatement of inventories as an alternative to the price-level restatement of those assets, but only if the resulting variation is not material.

In accordance with Item 18 of Form 20-F for periods prior to December 31, 2003, the Company was not required to include an adjustment to eliminate price-level restatements in the reconciliation of net income and equity from Chilean GAAP to US GAAP as the Company prepared it’s financial statements in accordance with Chilean GAAP and the inflation-adjusted Chilean peso was the reporting currency.

As a result of changing its reporting currency to US dollars beginning January 1, 2003, the Company recast its prior year financial statements to US dollars in accordance with Chilean GAAP and therefore no longer qualified for the exemption described above associated with the US GAAP reconciliation. For the presentation of financial statements in accordance with Chilean GAAP, the Consolidated Balance Sheets, Statements of Income and Cash Flows at and for the years ended December 31, 2001 and 2002 were recast into US dollars using the historical year-end exchange rates as described in Note 2 b) above.

Pursuant to Item 18 of Form 20-F and SEC regulations, a change in reporting currency from a price-level adjusted currency such as the Chilean peso to the US dollar requires the financial statements for all periods presented to be recast as if the US dollar had been used for all periods. Accordingly, for the reconciliation of net income and equity from Chilean GAAP to US GAAP for the years ended December 31, 2001 and 2002, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; (3) remeasured non-monetary assets, liabilities and shareholders’ equity accounts based on historical exchange rates; and (4) remeasured revenues and expenses at the weighted-average of the exchange rates in the period.

Translation of the Company’s investment in Tornagaleones:

The Company’s subsidiary, Tornagaleones, maintains its accounting records in Chilean pesos. Commencing January 1, 2003 with the approval to report the Company’s financial statements in US dollars, in accordance with Chilean GAAP, the Company records a translation adjustment included in shareholders’ equity derived from the net difference between the value of its investment in its subsidiary resulting from the movement in the exchange rate between the Chilean peso and the US dollar, the Company’s functional currency (see Note 17 f).

Under US GAAP, subsidiaries which maintain their records in a currency other than its functional currency, must remeasure their financial statements into the functional currency before translating to the reporting currency. All monetary assets and liabilities are remeasured based on current exchange rates and all non-monetary assets and liabilities and shareholders’ equity are remeasured based on historical exchange rates. Revenues and expenses are remeasured at the weighted-average of the exchange rates in the period. All remeasurement effects are recorded as a component of net income.

In accordance with Chilean GAAP, for subsidiaries that maintain accounting records in Chilean pesos, monetary assets or liabilities denominated in US dollars are translated to Chilean pesos at year-end exchange rates and the corresponding adjustment is included in net income for the subsidiary. Pursuant to US GAAP, this adjustment is not required for monetary assets and liabilities denominated in US dollars as the Company’s functional currency is the US dollar.

The effects resulting from the above differences between the Chilean GAAP financial statement presentation and currency translation and the methods described above for US GAAP purposes are presented net of the corresponding tax effects as an adjustment to Chilean GAAP net income. The cumulative effect of these adjustments has been presented net of the corresponding tax effect as an adjustment to Chilean GAAP net equity. The adjustments are included in paragraph j) below.

b) Income taxes

Under Chilean GAAP, effective January 1, 2000, the Company began applying Technical Bulletin No. 60 of the Chilean Institute of Accountants concerning deferred income taxes. Technical Bulletin No. 60 requires the recognition of deferred income taxes for all temporary differences, whether recurring or not, using an asset and liability approach. For US GAAP purposes, in prior years the Company applied Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, whereby income taxes are also recognized using substantially the same asset and liability approach. Deferred income tax assets and liabilities established for temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities are based on enacted rates at the dates that the temporary differences are expected to reverse. The effect of changes in tax rates is included in income for the period that includes the enactment date.

After the year ended December 31, 1999, Chilean GAAP and US GAAP differ due to the recognition for US GAAP purposes of the reversal of deferred income taxes included in the US GAAP reconciliations in years prior to 2000.

Prior to the implementation of Technical Bulletin No. 60, no deferred income taxes were recorded under Chilean GAAP if the related timing differences were expected to be offset in the year that they were projected to reverse by new timing differences of a similar nature.

Furthermore, deferred income tax assets under both Chilean and US GAAP should be reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax asset to an amount that is more likely than not to be realized.

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 j) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 b) below.

c) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 j) below to recognize the corresponding decrease in Shareholder’s equity at December 31st of the year to which the minimum dividend is attributed.

d) Consolidation

As mentioned in Note 2 i), for Chilean GAAP purposes, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 10% and 50% of the voting stock of the investee. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments that give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 is discussed in more detail under paragraph 2 g) below.

Masnova de Mexico S.A. de C.V. is 50% owned by Masisa de Mexico S.A. de C.V. and 50% owned by a related party and the Company has the ability to control the entities’ operations. For Chilean GAAP purposes, however, Masnova de Mexico S.A. de C.V. is not consolidated. The effects of not consolidating Masnova under Chilean GAAP are not material and accordingly are not included in the reconciliation of net income and net equity from Chilean GAAP to US GAAP. Masnova de Mexico S.A. de C.V.’s balance sheet at December 31, 2003, includes total assets of ThUS$ 591, total liabilities of ThUS$ 1,924, and negative stockholders equity of ThUS$ 1,333. Masnova de México S.A. de C.V.’s has no material commitments or contingencies.

Relative to the Company’s investments in unconsolidated affiliates, there are no differences in the application of the equity method or consolidation between Chilean GAAP and US GAAP.

e) Revaluation of timber resources

As mentioned in Note 2 h), certain timber assets are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation for both investments in unconsolidated affiliates and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 j) below. As previously indicated in Note 2 h), the revaluation of timber resources is not given effect in the Consolidated Statement of Income under Chilean GAAP and therefore no US GAAP adjustment is necessary.

f) Capitalization of interest and other costs

Under Chilean GAAP, the capitalization of interest costs is optional. As described in Note 2 h), the Company capitalizes financing costs on long-term investment projects in a manner consistent with US GAAP.

Under Chilean GAAP, foreign exchange gains and losses associated with foreign-currency denominated debt, which qualifies for interest capitalization, can be netted against the corresponding capitalized interest. Under US GAAP, only the interest on the qualifying debt related to investment projects is capitalized and foreign currency gains and losses on foreign-currency denominated debt is recorded in income as a non-operating gain or loss.

Tornagaleones, which is 60.4% owned by the Company and consolidated, capitalized interest costs incurred in connection with the development of its forests. Under US GAAP, interest costs incurred to finance the development of forests are not normally capitalized.

The adjustments for the reversal of capitalizing interest costs incurred in connection with the development of forests and the netting of foreign-currency gains and losses against interest capitalized pursuant to Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 j) below.

g) Business combinations and goodwill

Under US GAAP, the purchase method is used for all business combinations. The acquired company’s assets and liabilities are adjusted to give effect to the purchase price paid by the acquiring company. If, after the assets, including intangibles, and liabilities of the acquired company have been adjusted to their fair value, at the acquisition date, the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill. SFAS No. 141, “Business Combinations”, establishes specific criteria for the recognition of intangible assets separately from goodwill and it requires unallocated negative goodwill to be allocated pro rata to the acquired assets or written off immediately as an extraordinary gain. Goodwill and certain specifically identified intangibles are assigned an indefinite useful life. Accordingly, no goodwill amortization expense is recorded for US GAAP purposes. Goodwill and indefinite life intangibles are subject to annual impairment tests based on the fair value method.

Under Chilean GAAP, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses.

Goodwill arising from the purchase of Masisa Cabrero S.A. in 2000 was adjusted to conform Chilean purchase accounting with US GAAP and is shown in the reconciliation of net income and shareholders’ equity in paragraph 1 j) below.

During 2001, goodwill arising from the acquisition of C y D Agrofruta Ltda. of ThUS$ 1,135 was charged directly to expense in 2001 as described in Note 8. The Company concurrently recognized a deferred tax asset, for ThUS$ 1,444 which reduced the Company’s income tax expense by the same amount. The Company does not consider the net impact to be material to the consolidated financial statements. Under US GAAP, the goodwill would not have been written off nor would an income tax benefit have been recognized. Accordingly, a reclassification of the charge to goodwill against income tax expense would be required for a proper presentation under US GAAP. The Company does not consider the remaining impact on income tax expense to be material to the US GAAP results. Accordingly, there is no net impact on either net income or shareholders’ equity in the US GAAP reconciliation.

Negative goodwill resulting from the purchase of additional shares of Forestal Tornagaleones is being amortized over 20 years under Chilean GAAP. Under US GAAP, this negative goodwill would have been allocated pro-rata to the acquired non-current assets as of the acquisition date resulting in lower depreciation expense. The difference between amortizing the negative goodwill to income over 20 years under Chilean GAAP and the impact under the full allocation pursuant to US GAAP has not been included in the reconciliation of net income and shareholders’ equity as the net impact is not material.

h) Minority interest

The proportional effects of the US GAAP adjustments described above related to the Company’s subsidiary, Tornagaleones, have been included in the reconciliation of net income and shareholders equity in paragraph j) below.

i) Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes guidelines for the presentation of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income represents the change in shareholder’s equity of the Company during the period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. There are no differences between net income in accordance with US GAAP and comprehensive income in accordance with US GAAP. Additionally, there are no items impacting accumulated comprehensive income.

j) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Year ended December 31,

	2001	2002	2003

	ThUS$	ThUS$	ThUS$

Net income as shown in the Chilean GAAP financial statements	31,371	14,579	9,613
Net effect for change in reporting currency and inflation
adjustments (par. 1 a)	(732)	3,121	(952)
Deferred income taxes (par. 1 b)	(21)	1,718	2,785
Capitalization of interest and exchange difference (par. 1 f)	(1,891)	(2,532)	(992)
Goodwill amortization (par. 1 g)	(152)	308	242
Net effects of US GAAP adjustments on minority interest (par. 1 h)	999	133	399

Net income in accordance with US GAAP	29,574	17,327	11,095

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At December 31,
	2002	2003

	ThUS$	ThUS$

Shareholders’ equity as shown in the Chilean GAAP financial statements	435,316	452,224
Net effect for change in reporting currency (par. 1 a)	77,402	58,913
Inflation adjustments (par. 1 a)	(46,798)	(44,383)
Deferred income taxes (par. 1 b)	(12,717)	(9,932)
Minimum dividend (par. 1 c)	(4,374)	(2,884)
Reversal of revaluation of timber resources (par. 1 e)	(26,116)	(27,872)
Capitalization of interest and exchange differences (par. 1 f)	(5,557)	(6,549)
Goodwill amortization (par. 1 g)	128	370
Net effect of US GAAP adjustments on minority interest (par. 1 h)	10,829	16,391

Shareholders’ equity in accordance with US GAAP	428,113	436,278

The changes in shareholders’ equity determined under US GAAP were as follows:

ThUS$

Balance at December 31, 2000	354,539
Reversal of accrual of minimum dividend required by law at prior year end	8,869
Proceeds from sale of common shares	44,251
Distribution of dividends	(12,541)
Accrual of minimum dividend required by law	(9,411)
Net income for the year	29,574

Balance at December 31, 2001	415,281

Reversal of accrual of minimum dividend required by law at prior year end	9,411
Distribution of dividends	(9,532)
Accrual of minimum dividend required by law	(4,374)
Net income for the year	17,327

Balance at December 31, 2002	428,113

Reversal of accrual of minimum dividend required by law at prior year end	4,374
Distribution of dividends	(4,420)
Accrual of minimum dividend required by law	(2,884)
Net income for the year	11,095

Balance at December 31, 2003	436,278

k) Income statement classifications under US GAAP

As disclosed in Notes 20 and 21, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e., certain gains and losses on sales of property, plant and equipment; write-downs of property, plant and equipment; depreciation of equipment temporarily out of service, provisions for accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist as summarized in Note 1 j). As a result of these reclassifications pursuant to US GAAP, operating income amounted to ThUS$ 27,980, ThUS$ 30,959, and ThUS$ 24,140, for the years ended December 31, 2001, 2002 and 2003, respectively.

2 Additional US GAAP disclosure requirements

a) Earnings per share

SFAS No. 128, “Earning Per Share”, requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common stockholders divided by the weighted-average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduces the gross number of dilutive shares by the number of shares that can be acquired from the proceeds of the options assumed to be exercised. Diluted EPS is equal to basic EPS for all periods presented as the Company did not have any potentially dilutive securities. The following disclosure of earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,

	2001	2002	2003

	US$	US$	US$

Basic and diluted earnings per share under Chilean GAAP	0.0340	0.0157	0.0104

Basic and diluted earnings per share under US GAAP	0.0320	0.0187	0.0119

Weighted average number of shares of
common stock outstanding (in thousands)	923,141	928,515	928,515

b) Income taxes

The provisions for income taxes charged to the results of operations pursuant to US GAAP were as follows:

	2001	2002	2003

	ThUS$	ThUS$	ThUS$
Deferred tax expense (benefit) under Chilean GAAP:
Chile	(1,648)	1,604	328
Foreign	(3,361)	(352)	(1,449)

Additional deferred tax expense (benefit) under US GAAP:
Chile adjustment	21	(1,718)	(2,785)
Chile reclassification	1,102	-	-

Total deferred tax provision under US GAAP	(3,886)	(466)	(3,906)

Current year provision for income tax:
Chile	2,059	5,781	2,108
Foreign	2,338	-	708

Total current income tax provision under US GAAP	4,397	5,781	2,816

Total provision (benefit) under US GAAP	511	5,315	(1,090)

All components of the income tax provision arise from Chilean, Argentine, Mexican, Ecuadorian, Peruvian, and Brazilian sources.

Deferred tax assets (liabilities) are summarized as of follows at December 31:

	2002	2003

	ThUS$	ThUS$

Property, plant and equipment (1)	(27,646)	(24,058)
Inventories	(4,070)	(8,262)
Other	-	(271)

Gross deferred tax liabilities	(31,716)	(32,591)

Tax loss carryforwards (2)	9,352	9,272
Notes and accounts receivable	624	624
Deferred revenues	-	-
Accounts payable	118	72
Accrued vacations	193	237
Other provisions	1,517	1,760

Gross deferred tax assets	11,804	11,965

Net deferred tax liabilities under US GAAP	(19,912)	(20,626)

(1)

Includes tax benefits from Argentina that consist of the deferral of income tax on gains arising from the sales of fixed assets when those assets are subsequently replaced by new similar assets. For tax purposes, the gains are credited against the tax basis of the new assets.

(2)

The tax loss carryforwards at December 31, 2003 originating in Masisa Argentina S.A. and Forestal Argentina S.A. expire in 2007. The tax loss carry forwards originating in Masisa Concepción Ltda. and Brazil have no expiration date. The asset for tax loss carryforwards is net of a valuation allowance of ThUS$ 5,441 related to losses in Argentina that the Company does not believe are “more likely than not” to be recovered based on the economic situation.

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (15% in 2001, 16% in 2002 and 16.5% in 2003) to US GAAP pretax income as a result of the following differences:

	Year ended December 31,

	2001	2002	2003

	ThUS$	ThUS$	ThUS$

US GAAP pretax income
Chile	23,843	25,223	4,537
Foreign	6,242	(2,581)	5,468

Total	30,085	22,642	10,005

At statutory Chilean tax rates
Chile	3,576	4,036	749
Foreign	937	(413)	902

Total	4,513	3,623	1,651

Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(830)	(1,079)	(3,063)
Non-taxable income	(3,785)	(3,324)	881
Non-deductible expenses	1,397	1,896	7,504
Adjustments of income tax provision of prior year	19	63	467
Other local income taxes	-	(223)	(37)
Difference between tax rate in Argentina, Peru, Ecuador,
Mexico and Brazil	(450)	(3,254)	(1,594)
Change in valuation allowance	-	9,079	(7,111)
Other	(353)	(1,466)	212

At effective tax rates	511	5,315	(1,090)

c) The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2002 and 2003 for which it is practicable to estimate that value:

  For cash, time deposits, securities purchased under resale agreements, short-term bank loans, current accounts receivable and current accounts payable, the carrying amounts approximate fair value due to the short-term maturity of these instruments.

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

	At December 31, 2002		At December 31, 2003

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	ThUS$	ThUS$	ThUS$	ThUS$

Assets

Cash	1,916	1,916	8,661	8,661
Time deposits (short-term)	2,319	2,319	29,104	29,104
Securities purchased under resale agreements	-	-	11,120	11,120
Accounts receivable (current)	55,625	55,625	72,220	72,220
Accounts receivable (long-term)	1,465	1,465	1,218	1,218
Time deposits (long-term)	28,500	30,074	-	-

Liabilities

Short-term bank borrowings	32,084	32,084	37,883	37,883
Accounts payable (current)	20,363	20,363	25,415	25,415
Long-term bank borrowings (including
current portion)	152,132	153,276	116,539	116,749
Other long-term liabilities	6,176	6,176	11,198	11,198
Other long-term borrowings	45,416	48,011	127,366	130,567
Forward contracts	538	538	-	-
Interest rate swaps	98	98	984	984

d) Derivatives

See Note 2 q) for disclosures related to the Company’s derivatives as of December 31, 2002 and 2003.

The Company recognizes all derivative instruments as either assets or liabilities in the Consolidated Balance Sheets and measures these investments at fair value. Generally, changes in the fair value of derivatives must be recognized in income unless the derivatives qualify as a hedge. If the derivative qualifies as a hedge, the accounting for changes in fair value will depend on the intended use of the derivative and the designation as either a fair value hedge, cash flow hedge, or a hedge of the foreign currency exposure. In order to be eligible for hedge accounting, strict contemporaneous documentation requirements including the method of measuring hedge effectiveness must be met.

From time to time the Company uses derivatives to manage foreign currency risk with respect to forecasted transactions and to manage interest rate risk. The Company does not make regular use of derivative instruments and hedging activities are generally not significant.

The Company’s policy, described in Note 2 q), for recording losses on the debt obligations described in Notes 10 and 11 is considered part of the Company’s translation policy under Chilean Technical Bulletin No. 64 and is consistent with US GAAP.

The Company has not designated any of the derivatives outstanding at December 31, 2002 or 2003 as hedges for US GAAP. Accordingly, the Company considers the difference in accounting between Chilean GAAP and US GAAP for these derivatives to be insignificant.

e) Concentration of credit risk

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, time deposits, securities purchased under resale agreements and accounts receivable.

The Company maintains cash and cash equivalents with various major financial institutions. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution.

With respect to accounts receivable, approximately 27.2% of the Company’s sales in 2003, 36.1% in 2002 and 44.3% in 2001 were to customers located in Chile. A significant portion of its customers are in the Chilean furniture manufacturing and construction industries. Approximately 40.7% of the Company’s sales were attributable to the Argentine and Brazilian subsidiaries in 2001. In 2002, the Company added a subsidiary in Mexico, and the compound sales of these three markets totaled 41.2% and 49.9% of the Company’s sales, in 2002 and 2003, respectively. The remaining sales were to other foreign countries.

f) Segment information

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

The Company has determined that the information used by the Company's key decision makers for making operating decisions and assessing performance is based on geographical segments. The Company’s reportable geographical segments are Chile, Mexico, Argentina and Brazil. In 2002, the Company started operations in Mexico. Management views these segments as key components of the entity’s business and expects the segments to meet the quantitative thresholds in future years.

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

The following table below presents sales information about reportable segments based on the location in which the sale is originated for the years ending December 31.

2003	Chile	Argentina	Brazil	Mexico	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sales	117,477	68,854	73,756	34,885	(13,146)	281,826
Operating income	10,007	4,453	12,867	(1,812)	(189)	25,326

2002

Sales	116,296	49,166	46,172	16,965	(3,187)	225,412
Operating income	23,004	747	5,737	210	126	29,824

2001

Sales	140,961	70,500	38,829	-	(14,031)	236,259
Operating income	26,329	9,316	7,407	-	108	43,160

(1)	Other includes inter-company eliminations.

The following table presents sales information based on the location to which the product is shipped and long-lived asset information by geographic area:

	Sales			Property, plant and equipment year ended December 31,

	2001	2002	2003	2001	2002	2003

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Domestic:
Chile	104,779	81,433	76,693	213,363	201,426	212,171
Argentina	50,228	15,847	28,641	228,713	228,131	220,873
Brazil	45,980	49,760	74,115	157,928	175,120	187,202
Mexico	-	27,454	37,684	-	16,181	17,627
Foreign	35,272	50,918	64,693	3	4	18

Total	236,259	225,412	281,826	600,007	620,862	637,891

Foreign revenue in the table above includes sales from Chile, Mexico, Argentina and Brazil to other countries. Such amounts are detailed by major geographic area as follows:

	2001	2002	2003

	ThUS$	ThUS$	ThUS$

North America	1,696	3,309	13,412
Central and South America	21,635	18,652	24,409
Asia	10,476	27,269	24,731

Europe	1,465	1,688	4,141

Total export sales from Chile, Mexico, Argentina and Brazil	35,272	50,918	64,693

Export sales from Chile, Mexico Argentina and Brazil as a
percentage of total sales	14.93%	22.58%	22.95%

Enterprise wide sales information based on the Company’s products follows:

	Sales year ended December 31,

	2001	2002	2003

	ThUS$	ThUS$	ThUS$

Raw particle board	28,703	32,014	30,804
Coated particle board	60,055	55,480	61,357
Raw MDF	113,821	102,670	103,116
Coated MDF	21,110	17,128	32,223
Oriented Strand Board (OSB)	-	9,021	27,665
Others	12,570	9,099	26,661

Total	236,259	225,412	281,826

g) Accounting developments

Effective January 1, 2003, the Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,”which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employees Termination Benefits and Other costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. The adoption of SFAS No. 146 did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Effective January 1, 2003, the Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the Company must disclose and may be required to recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirement of FIN 45 is effective for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 addresses consolidation by business enterprises of variable interest entities. Under this interpretation, certain entities known as Variable Interest Entities (“VIEs”) must be consolidated by the primary beneficiary of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIEs in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46, as revised by FIN 46R, was effective on February 1, 2003 for new transactions and is effective for reporting periods after March 15, 2004 for transactions entered into prior to February 1, 2003. The Company has not entered into any new transactions subject to FIN 46 since February 1, 2003.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company adopted the provisions of SFAS No. 149 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards of how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective July 1, 2003. The Company adopted the provisions of SFAS No. 150 on July 1, 2003, which did not have a material effect on the Company’s consolidated financial position, results of operation or cash flows.