Form 20-F
period 2004-12-31
MASISA
filed 2005-06-30
CIK 900335

As filed with the Securities and Exchange Commission on June 29, 2005.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

Commission file number 1-12010

MASISA S.A.
(Exact name of Registrant as specified in its charter)

MASISA S.A.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)

Av. Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) or the Act:

Title of	Name of each exchange on
Each class	which registered

American Depositary Shares	New York Stock Exchange
Common Stock	New York Stock Exchange*

*Listed, not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

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

Item 17            Item 18

PRESENTATION OF INFORMATION

     On April 12 and April 13, 2005, respectively, the shareholders of Masisa S.A. (together with its consolidated subsidiaries, “Masisa” or the “Company”), a publicly-held corporation (sociedad anónima) organized under the laws of the Republic of Chile (“Chile”) and Terranova S.A., also a publicly-held corporation organized under the laws of Chile (together with its consolidated subsidiaries, “Terranova”), approved the merger by incorporation of Masisa into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, Masisa no longer exists. Terranova continues as the surviving entity and is the legal successor of Masisa for all purposes. However, shares and American depositary shares (“ADSs”) of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. It typically takes between 60 and 90 days after the date of the last of the shareholder meetings at which the merger is first approved to complete this process. Although we cannot predict the exact amount of time that will be required to make or obtain the various filings and approvals, we expect to complete this process and exchange shares and ADSs of Masisa for shares and ADSs of Terranova in early July 2005. Until the share exchange occurs, each such share and ADS of Masisa outstanding represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively.

     At the same shareholder meetings of Masisa and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A. The name change is now effective and Terranova’s name in all of its future filings with the U.S. Securities and Exchange Commission (the “SEC”) will be Masisa S.A. However, because this document reports on 2004, prior to the approval and effective date of the merger, this document uses the terms Terranova and Masisa as described in the following paragraph.

     Except as otherwise specifically noted, “Masisa,” as well as “the Company,” “we,” “our,” “us” and similar words in this document refer to Masisa S.A. and its consolidated subsidiaries before the effective date of the merger and separate from the other businesses of Terranova, and where such words are used in respect of periods after the merger they shall refer to the businesses of Masisa S.A and its consolidated subsidiaries that were merged into Terranova. Prior to the consummation of the merger of Masisa into and with Terranova in 2005, and for the entire 2004 reporting period, Terranova owned 52.43% of the shares of Masisa and Masisa was one of Terranova’s consolidated subsidiaries. When we describe Terranova we include Masisa and its consolidated subsidiaries in that description.

     In this Annual Report, unless otherwise specified, all references to “U.S. dollars,” “dollars” or “US$” are to United States dollars, references to “Chilean pesos,” “pesos” or “Ch$” are to Chilean pesos, references to the “Consumer Price Index” or “CPI” are to the Indice de Precios al Consumidor published by the Chilean Instituto Nacional de Estadísticas (“Chilean National Institute of Statistics”) and references to “UF” or “Unidades de Fomento” are to Unidades de Fomento, a Chilean financial index adjusted for changes in the CPI. Unless otherwise specified, financial data in the Consolidated Financial Statements and elsewhere in this Annual Report are presented in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”). Chilean GAAP differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Note 23 of the Consolidated Financial Statements (“Note 23”) provides a description of the principal differences between Chilean GAAP and U.S. GAAP and contains a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2003 and 2004 and the Company’s net income for each of the last three years in the period ended December 31, 2004.

     On April 10, 2003, the Servicio de Impuestos Internos (the “Chilean Internal Revenue Service” or “SII”) authorized Masisa to maintain its accounting records in U.S. dollars as of January 1, 2003. On October 10, 2003, the Superintendencia de Valores y Seguros (the “Chilean Securities and Insurance Authority” or “SVS”) authorized the Company to present its annual and quarterly statutory financial statements in U.S. dollars. The Company’s functional currency has not changed and remains the U.S. dollar. In accordance with Chilean GAAP, the Consolidated Balance Sheets, Statements of Income and Cash Flows as of and for the year ended December 31, 2002 and 2001 previously presented in Chilean pesos were recast in accordance with accounting principles generally accepted in Chile to be presented in U.S. dollars using the exchange rates as of

-iii-

December 31, 2002 and 2001, respectively. The exchange rates used for this purpose as of December 31, 2002 and 2001 were Ch$718.61 and Ch$654.79, respectively. See Note 23 of the Consolidated Financial Statements for a description and quantification of the differences between U.S. GAAP and Chilean GAAP related to the process of recasting the financial statements for periods prior to January 1, 2003.

     This Annual Report contains statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear throughout this Annual Report and include statements regarding the intent, belief or current expectations of the Company and its management, including with respect to the Company’s business, plans and operations,

  trends affecting the Company’s financial condition or results of such operations and the future impact of competition and regulations.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those described in such forward looking statements included in this Annual Report, depending upon a number of factors, including without limitation the ability of Terranova, the Company's successor by merger, to implement its business plan,

  the nature and extent of future competition in the Company’s principal markets and political, economic and demographic developments in Chile, Argentina, Brazil, Mexico, Peru and other markets.

See “Item 5. Operating and Financial Review and Prospects” for further discussion of factors that could cause such material differences.

____________________________________________________________

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

-iv-

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

     The table below presents selected consolidated financial information derived from the Consolidated Financial Statements of the Company for each of the periods indicated. The following information should be read in conjunction with and is qualified in its entirety by reference to the Consolidated Financial Statements, including the Notes thereto, included in Item 18 and Operating and Financial Review and Prospects included in Item 5. The Consolidated Financial Statements of the Company are prepared in accordance with Chilean GAAP. Chilean GAAP differs in certain significant respects from U.S. GAAP. Note 23 to the Consolidated Financial Statements provides a description of the principal differences between Chilean GAAP and U.S. GAAP, as they relate to the Company, and a reconciliation to U.S. GAAP of total shareholders’ equity as of December 31, 2002, 2003 and 2004 and net income for each of the three years in the period ended December 31, 2004.

SELECTED FINANCIAL INFORMATION(1)

	As of and for the year ended December 31,

	2000	2001	2002	2003	2004

(in millions of US$, except per share and per ADS amounts)	US$	US$	US$	US$	US$

INCOME STATEMENT DATA
Chilean GAAP;
Net sales	194.3	236.3	225.4	281.8	397.3
Operating income	45.8	43.2	29.8	25.3	71.1
Non-operating results, net	-8.1	-13.7	-9.6	-12.7	-21.8
Income taxes	-7.8	0.6	-7.0	-1.7	-6.6
Net income	29.5	31.4	14.6	9.6	41.6
Net earnings per share (2)	0.04	0.03	0.02	0.01	0.045
Net earnings per ADS (3)	1.05	1.02	0.47	0.31	1.344
Dividends per share (2)	0.014	0.009	0.005	0.004	0.013
Dividends per ADS (3)	0.41	0.28	0.14	0.12	0.403
U.S. GAAP;
Net sales	194.3	236.3	225.4	281.8	397.3
Operating income	41.5	28.0	31.0	24.1	65.5
Non-operating results, net	-5.5	2.1	-8.3	-14.1	-17.7
Income taxes	-10.3	-0.5	-5.3	1.1	-6.5
Net income	25.6	29.6	17.3	11.1	41.3
Basic and diluted earnings per share	0.03	0.03	0.02	0.01	0.044
Net earnings per ADS (3)	0.92	0.96	0.56	0.36	1.335
Weighted average number of shares (in thousands)	840,500	923,141	928,515	928,515	928,515
BALANCE SHEET DATA
Chilean GAAP
Total assets	741.6	884.7	793.5	866.8	894.5
Long-term liabilities	204.0	307.9	196.5	224.1	236.7
Shareholders’ equity	410.1	440.7	435.3	452.2	500.5
U.S. GAAP
Total assets	752.2	883.2	803.4	863.6	872.9
Long-term liabilities	189.6	293.5	183.8	214.2	222.0
Shareholders’ equity	397.4	415.3	428.1	436.3	458.7
________________________________________
(1)	The Company changed its reporting currency to US dollars beginning January 1, 2003 (see Note 2 to the Consolidated Financial Statements). The Chilean GAAP financial information for the years 2000, 2001 and 2002 has been recast in accordance with Chilean GAAP using year-end exchange rates of Ch$573.65, Ch$654.79 and Ch$718.61, respectively. The historical U.S. GAAP information for the period 2000 to 2002 has been remeasured in accordance with US GAAP (see Note 23 to the Consolidated Financial Statements). Financial information for 2000 is not consolidated with Forestal Tornagaleones S.A. Effective January 1, 2001, the Company accounts for Forestal Tornagaleones S.A. as a consolidated subsidiary in accordance with Chilean GAAP (see Note 2 to the Consolidated Financial Statements).
(2)	Under Chilean GAAP, there are no authoritative pronouncements relating to the calculation of earnings per share. For comparative purposes, the calculation has been based on the same number of weighted average shares outstanding as used for the U.S. GAAP calculation. For more information see Note 23(2)(a) to the Consolidated Financial Statements.
(3)	Per ADS amounts are determined by multiplying per share amounts by 30, because one ADS is equal to 30 shares of Common Stock.

Exchange Rates

     The following table sets forth, for the periods indicated, the low, high and average Observed Exchange Rates as reported by the Central Bank, expressed in pesos per U.S. dollar.

Period	Daily Observed Exchange Rate Ch$ per US$

Year Ended December 31,	Low (1)	High (1)	Average (2)

2000	501.04	580.37	542.08
2001	557.13	716.62	637.57
2002	641.75	756.56	692.32
2003	593.10	758.21	686.89
2004	557.40	649.45	611.11
________________________________________
Source: The Central Bank of Chile.
(1)	Rates shown are the actual low and high, on a day-by-day basis, for each period.
(2)	Average of month-end rates.

	Daily Observed Exchange Rate Ch$ per US$

	Low(1)	High(1)

2004:

December 2005:	557.40	597.27
January	560.30	586.18
February	563.22	583.84
March	578.60	591.69
April	572.75	588.95
May	570.83	583.59
________________________________________
Source: The Central Bank of Chile.
(1)	Rates shown are the actual low and high, on a day-by-day basis, for each period.

     The observed exchange rate as would be used for accounting purposes, on December 31, 2004 was Ch$557.4 = US$1.00.

Risk Factors

     Effective as of May 31, 2005 we merged with and into Terranova S.A. As a consequence of the merger, Masisa no longer exists. Terranova continued as the surviving entity and is our legal successor for all purposes. However, shares and American depositary shares (“ADSs”) of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. Each such share and ADS of Masisa outstanding as of the date of this document represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively.

     The following risk factors will continue to be applicable to shares and ADSs of Masisa only until the exchange of such shares and ADSs for shares and ADSs of Terranova. A discussion of risk factors related to the ownership of Terranova’s securities is included in the Annual Report on Form 20-F filed by Terranova for 2004.

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

The Company could be adversely affected if it encounters labor relations problems with its unionized employees

     Approximately 53% of the Company’s employees in Chile are union members, while in Argentina and Brazil, the Company’s employees are governed by collective bargaining agreements negotiated on an industry-wide basis. In Mexico 34% of the Company’s employees are union members and are subject to collective bargaining agreements negotiated on an industry wide basis. Although the Company has never experienced a work stoppage that has had a material effect on its operations and its relations with unions have generally been good, future strikes or any other types of conflict with the unions and/or personnel may have a material adverse effect on the Company. See “Item 6. Directors, Senior Management and Employees” for further discussion on the Company’s employees.

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

Holders of ADSs may be adversely affected by currency devaluations and foreign exchange fluctuations

     If the value of the peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary for the ADSs could be adversely affected. Cash distributions made in respect of the ADSs are received by the depositary in pesos, are then converted by the depositary into U.S. dollars at the then prevailing exchange rate and distributed to the holders of the ADSs. In addition, the depositary will incur foreign currency conversion costs (to be borne by the holders of the ADSs) in connection with the foreign currency conversion and subsequent distribution of dividends or other payments with respect to ADSs.

Future changes in Chilean foreign investment controls and withholding taxes could negatively affect non-Chilean residents that invest in the Company’s shares

     Equity investments in Chile by persons who are not Chilean residents are generally subject to various exchange control regulations that govern the repatriation of investments and the earnings on them. There can be no assurance that additional Chilean restrictions applicable to the holders of ADSs, the disposition of underlying common shares, the repatriation of the proceeds from such acquisition or disposition or the payment of dividends will not be imposed in the future, nor can there be any assessment as to the duration or impact of such restrictions if imposed.

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

Risks Related to Our Forestry Operations

Adverse climate conditions, wind storms, fires, disease, pests and other natural threats could adversely affect our forests.

     Our forests are subject to a number of naturally occurring threats such as fire, adverse climate, wind, disease and other pests. Damage caused by strong windstorms, such as uprooting and stem breakage is considered by management to be a major natural risk to our forests. Fire is a risk to all of our forests, warehouses and operations. Accumulation of combustible raw materials and possible deficiencies in our preparation for fires could cause fire hazards and no preventative measures can provide assurance that fires will not occur. We may experience fire in the future and such a fire may materially adversely affect us. Disease and pests are another risk to our forests and plantations. Disease or pests may have a material adverse effect on our forests and plantations in the future. Other risks to our forests include, but are not limited to, losses caused by earthquakes, floods and other non-man-made catastrophic events.

We may experience difficulties with the quality of service provided by some of our contractors and our forestry operations could be adversely affected.

     We rely on third-party contractors to develop and administer a substantial portion of our forestry operations. The contracted services provided by third-party contractors focus on maintenance and repair services as well as harvesting and trucking, among others. In various countries where we operate, we are involved in developing services by contracting companies that assist us in achieving these operational goals. If our service contractors do not continue to fulfill past quality levels, our forestry operations could be adversely affected.

Risks Relating to Chile

A downturn in the Chilean economy may adversely affect the Company

     The Company conducts a large part of its operations in Chile, and accordingly, the results of the Company’s operations and financial condition are sensitive to and dependent upon the level of economic activity in Chile. While Chile’s gross domestic product (“GDP”) grew at the average rate of approximately 2.6% over the five-year period from 1998 to 2003 and grew an estimated 6.1% in 2004, there can be no assurance that such annual growth will continue in the future, nor can the Company give assurances that future developments in or affecting the Chilean economy will not impair its ability to proceed with its business plan or materially adversely affect its business, financial condition or results of operations.

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

Currency devaluations and foreign exchange fluctuations may adversely affect the Company

     Changes in the value of the Chilean peso and other currencies in which the Company completes transactions against the U.S. dollar could adversely affect the Company’s financial condition and results of operations. The Chilean peso has been subject to large nominal devaluation events in the past, including an approximate 17.4% nominal increase against the U.S. dollar from December 31, 2001 to December 31, 2002 (the last day in 2001 and 2002, respectively, for which the Observed Exchange Rates were reported). The Chilean peso increased approximately 17.4% nominally against the U.S. dollar from December 31, 2002 to December 31, 2003, and 6.1% from December 31, 2003 to December 31, 2004 (the last day in 2002, 2003 and 2004, respectively, for which the Observed Exchange Rates were reported). The value of the Chilean peso against the U.S. dollar may fluctuate significantly in the future. See “Item 3. Key Information––Exchange Rates”. Historically, a significant part of the Company’s indebtedness has been denominated in U.S. dollars, while certain part of its revenues and operating expenses have been denominated in pesos. If the peso’s value declines against the dollar, the Company will need more pesos to repay the same amount of dollar-denominated debt. As a result, fluctuations in the Chilean peso/U.S. dollar exchange rate may affect the Company’s financial condition and results of operations.

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

High levels of inflation in Chile could adversely affect the Company’s business

     A recurrence of the high levels of inflation Chile has experienced in the past could have an adverse impact on the Company’s business, financial condition and results of operations and on the value of the Company’s common shares and of the ADSs representing the common shares. The annual rate of inflation in Chile (as measured by changes in the Consumer Price Index of December and as reported by the Chilean National Institute of Statistics) was 4.5% in 2000, 2.6% in 2001, 2.8% in 2002, 1.1% in 2003 and 2.4% in 2004. The Company cannot assure you that Chilean inflation will not change significantly from current levels.

Conflict with native communities in Chile could threaten a portion of our forestry assets.

     Chilean law protects the rights of indigenous people. Since 1992, disputes have arisen among Chile’s indigenous communities and the forestry industry. In most of the disputes, communities are claiming rights to ancestral lands or rights based on titles granted by decree at the beginning of the 19th Century. Although we are currently named in one land dispute with communities, now we don’t have the risk of significant indigenous conflicts, because our lands are outside the conflict area. However, we cannot assure you that in the near future the conflict area will not extend to the area of our properties. A deterioration of our relationship with indigenous peoples of Chile could affect our forestry operations and have an adverse effect on our company.

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

Risks Relating to the Company’s Operations Outside of Chile

The Company’s operations outside of Chile expose us to economic, social, and political instability in foreign countries

     The Company has expanded its operations to Argentina, Brazil, and Mexico, opened commercial offices in Peru and Ecuador, and managed operations in Venezuela and may continue expanding its operations in those and other regional markets, if and when opportunities arise. The construction and operation of systems in these markets involve regulatory and governmental requirements that may be different from those in Chile. Economic, social, and political instability in foreign countries could have a material adverse effect on the Company’s revenues and profitability. The Company may also be adversely affected by foreign governmental regulations, fluctuations in foreign currency rates, taxation, and difficulties in managing international operations

Argentinean political and economic conditions, may have a direct and adverse impact on our Argentinean operations.

     Because a significant part of our operations and customers are located in Argentina, our financial condition and results of operations are in part dependent on Argentina’s economy. From 1999 until 2002, the Argentinean economy was in an economic recession. In 2002, the Argentinean economy experienced critical difficulties. During the first six months of 2002, the Argentinean government eliminated the U.S. dollar-Argentinean peso parity resulting in a devaluation of Argentina’s currency in 2002 of 237%. Additionally, the Argentinean government imposed restrictions on cash withdrawals from bank accounts, on transfers of funds from Argentinean to foreign accounts and publicly announced its inability to pay its debt to foreign lenders. During 2002, Argentina also experienced higher rates of unemployment and a general inflation of prices. Consequently, Argentina’s “country risk” rose to record high levels. In 2003, the economy began to recover and some of the government financial restrictions were lifted.

     Because our business strategy in Argentina is to some extent focused on anticipated growth in demand for particle board and MDF, rather than seeking to capture market-share from existing producers and, in spite of our efforts to switch local sales to exports, if Argentina’s economic environment does not continue to improve or if demand for products and services remains depressed, our Argentinean operations and results of operations could be further negatively affected. In addition, governmental measures or other factors may not improve Argentina’s economy or improvement in Argentina’s economy may not promote an increase in the demand for particle board and/or MDF. Moreover, we face direct competition from other Argentinean producers of wood board, both in Argentina or in neighboring markets such as Chile.

Brazilian political and economic conditions may have a direct and adverse impact on our Brazilian operations.

     Because a significant part of our operations and customers are located in Brazil, our financial condition and results of operations are in part dependent on economic activity in Brazil, including the rate of economic growth and its impact on demand for our products. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in monetary, fiscal, taxation, credit, tariff, wage and price controls and other policies in order to influence the course of Brazil’s economy. Economic weakness could be prolonged or become more severe in the future. Continued economic weakness and intervention by the Brazilian government in the Brazilian economy may lead to shortfalls in our revenues and have an adverse impact on the market value of our common stock or ADSs.

Mexican political and economic conditions may have a direct and adverse impact on our Mexican operations.

     Because a part of our operations and customers are located in Mexico, our financial condition and results of operations are in part dependent on the Mexican economy and political climate.

     In recent history, Mexico has experienced periods of slow or negative economic growth, high inflation and large devaluations in the Mexican peso. Similar events in the future could adversely affect our Mexican operations and our results of operations or financial condition in general.

     The Mexican national elections held in July 2000 ended 71 years of rule of the Institutional Revolutionary Party with the election of president Vicente Fox, a member of the National Action Party, and resulted in the increased representation of opposition parties in the Mexican Congress and in mayoral and gubernatorial positions. Such multi-party rule is still relatively new in Mexico and could result in economic or political conditions that materially and adversely affect our business and operations in Mexico.

Item 4. Information on the Company

History and Development of the Company

Masisa S.A., or Masisa Chile, was a sociedad anónima abierta organized under the laws of Chile and was created in 1964 in the city of Valdivia, Chile as the legal successor to Fábrica de Maderas Aglomeradas, Ltda. Masisa Chile’s name was changed from Maderas y Sintéticos Sociedad Anónima Masisa to Masisa S.A. on May 15, 1998. From 1986 to July 2002 the Company was controlled by a privately-held Chilean industrial group consisting of Inversiones Pathfinder Chile S.A. (“Pathfinder”) and its subsidiaries (collectively with Pathfinder, the “Pathfinder Group”). From 1986 until 2000, the Pathfinder Group held its shares in the Company through Pathfinder and its substantially wholly-owned subsidiary, Inversiones Coigüe Dos S.A. (“Coigüe”). In August 2000, Pathfinder and Coigüe transferred all of their Masisa S.A. shares to a wholly-owned subsidiary of Pathfinder, Maspanel S.A. On July 22, 2002, Terranova, one of the companies belonging to the GrupoNueva group, acquired 43.16% of the Common Stock of Masisa Chile from Maspanel S.A. and became Masisa Chile’s majority and controlling shareholder. As a result of that acquisition, a previous subscription for, and subsequent open market purchases of, shares of Masisa Chile, in 2004 and prior to the merger described in "–Merger with Terranova" in this same section, Terranova owned 52.43 % of the Common Stock of Masisa Chile. On May 31, 2005, Masisa merged with and into Terranova. As a consequence of the merger, Masisa no longer exists and Terranova continues as the surviving entity and is our legal successor for all purposes. Descriptions of Masisa or the Company in respect of periods after the merger refer to the businesses of Masisa S.A and its consolidated subsidiaries that were merged into Terranova. For additional information see "–Merger with Terranova." During 2004 and prior to the merger in 2005, Masisa Chile’s legal domicile was Valdivia, Chile, and its principal executive offices were located at Av. Apoquindo 3650, Piso 10, Las Condes, Santiago, Chile. Its telephone number was 56-(2) 707-8800. Masisa Chile’s agent in the United States is CT Corporation System, which is located at 111 Eighth Avenue, 13th Floor, New York, New York 10011.

     The Company is a leading producer of particle board, MDF and OSB in Latin America, with US$397.3 million in total net consolidated sales in 2004. The Company’s production facilities are located in Chile, Argentina, Brazil and Mexico, and the principal markets for its products are Chile, Argentina, Brazil, and Mexico. The principal consumers for both particle board and MDF are the furniture manufacturing and construction industries, and the principal consumers for OSB are the construction and packaging industries. Consolidated sales of particle board accounted for approximately 27.9% of the Company’s total consolidated net sales revenue in 2004, with raw, melamine-laminated and wood-veneered particle board accounting for approximately 9.4%, 17.3%, and 1.2% of the Company’s net sales revenue, respectively. Consolidated sales of MDF accounted for approximately 45.4% of the Company’s consolidated net sales revenue in 2004, with raw and coated (melamine-laminated and wood-veneered) MDF accounting for approximately 32.7% and 12.7% of the Company’s net sales, respectively. Consolidated sales of OSB accounted for approximately 13.7% of the Company’s consolidated net sales revenue in 2004.

     The Company also sells complementary products, such as board finishes and wood doors. Through its subsidiary Forestal Tornagaleones S.A. (“Forestal”), the Company sells timber and other wood products.

     According to Company estimates, in Chile, Masisa is the leading producer of raw, melamine-laminated and wood-veneered particle board in 2004.

     The Company commenced MDF production in Chile in February 1996 and now has a consolidated production capacity of 300,000 cubic meters. Masisa’s products are sold in Chile through independent distributors and Company-franchised stores named Placacentros, primarily to furniture manufacturers and to the construction industry.

     The Company’s Argentinean subsidiary, Masisa Argentina S.A. (“Masisa Argentina”), produces raw and melamine-laminated particle board, as well as MDF, thin-MDF boards and MDF moldings, in Argentina. Masisa Argentina commenced production of particle board in June 1994 and currently has two production lines with a total installed capacity of 185,000 cubic meters per year. In September 1995, Masisa Argentina started producing MDF at a plant with a capacity of 150,000 cubic meters per year. In October 2001, Masisa Argentina produced the first board at its newly constructed Thin-MDF plant, which became fully operational by mid-2002 and has a total installed capacity of 120,000 cubic meters per year. In January 2003, Masisa Argentina began producing pre-painted MDF moldings on a new line with an estimated production capacity of 36,000 cubic meters per year.

     Until Celulosa Arauco y Constitución S.A. (“Arauco”) opened its new MDF plant in Argentina in April 2002, in addition to the Company there was only one other producer of MDF in Argentina. This enabled Masisa to rapidly become a major producer in Argentina’s MDF market. As in Chile, the Company sold its products in Argentina through both independent distributors and Placacentros.

     In addition, during 2004, approximately 48.4% (compared to 63% in 2003) of Masisa Argentina’s particle board and MDF physical volume of sales (in cubic meters) was to export markets, with approximately 68% (compared to 53% in 2003) of those export sales going to Brazil. The decrease in total export volume to Brazil as a percentage of total volume in 2004 compared to 2003 was due primarily to the moderate recovery of the local market in Argentina in 2004 following the devaluation and crisis in 2002. The recovery in Argentina, therefore, had the effect of reversing some of the export substitution experienced in 2002 when local Argentinean sales were depressed and the Company was able to offset local sales losses by taking advantage of the devaluation of the Argentinean peso to increase exports of its products from Argentina.

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

     In August 2001, the Company established a subsidiary in Mexico, Maderas y Sintéticos de Mexico, S.A. de C.V. (“Masisa Mexico”). On January 8, 2002, through Masisa Mexico, the Company acquired a particle board plant located in the city of Durango, Mexico, after agreeing with Weyerhaeuser Company Limited to purchase the plant from its subsidiary, MacMillian Guadiana. The Company acquired the plant for approximately US$15.4 million which was financed with cash on hand and short- and long-term bank loans. The Durango plant has two production lines with an aggregate capacity of 120,000 cubic meters per year, and a small melamine-laminating line with a capacity of approximately 21,600 cubic meters per year. Through Masisa Mexico the Company provided technical support services and marketing and distribution activities in Mexico.

     In October 2002, the Company entered into a management contract pursuant to which the Company managed Fibranova C.A., an indirect Venezuelan subsidiary of Terranova. This contract became effective on January 1, 2003 and continued in effect until the effective date of the merger on May 31, 2005. Upon completion of the merger by incorporation of Masisa into and with Terranova, this contract expired. Under the contract, the Company was paid for its management services an amount equal to 8% of the Fibranova C.A.’s annual operating result. See “Related Party Transactions” under Item 7.

Merger with Terranova

     On April 12 and April 13, 2005, respectively, the shareholders of Masisa and Terranova approved the merger by incorporation of Masisa into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, Masisa no longer exists. Terranova continues as the surviving entity and is the legal successor of Masisa for all purposes. However, shares and ADSs of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. It typically takes between 60 and 90 days after the date of the last of the shareholder meetings at which the merger is first approved to complete this process. Although we cannot predict the exact amount of time that will be required to make or obtain the various filings and approvals, we expect to complete this process and exchange shares and ADSs of Masisa for shares and ADSs of Terranova in early July 2005. Until the share exchange occurs, each such share and ADS of Masisa outstanding represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively.

     At the same shareholder meetings of Masisa and Terranova at which the merger was approved, the shareholders of each company also approved changing the name of the merged company from Terranova S.A. to Masisa S.A. The name change is now effective and Terranova’s name in all of its future filings with the SEC will be Masisa S.A. However, because this document reports on 2004, prior to the approval and effective date of the merger, this document uses the terms Terranova and Masisa as described in “Presentation of Information” on page (iii) of this document.

Corporate Structure

     In addition to manufacturing particle board, MDF and OSB, through subsidiaries and joint ventures, the Company engages in several related operations. As indicated in the following chart, manufacturing operations are conducted by Masisa and a number of its subsidiaries; however, most of the Company’s sales to third parties are made through Masisa Chile, Masisa Argentina, Masisa Brazil and Masisa Mexico. The principal exception is Forestal, which is directly responsible for selling its own products. Although Masisa S.A. ceased to exist on May 31, 2005, as a consequence of its merger with Terranova, the former subsidiaries, joint ventures and businesses of Masisa continue as subsidiaries, joint ventures and businesses of Terranova.

MASISA – CORPORATE STRUCTURE

As of December, 2004

________________________________________
(1)	Parent company which also owned and operated particle board manufacturing facilities in Valdivia, Chile. In Valdivia, the Company owned and operated facilities that produce doors, wood veneer and wood-veneered particle board. The Company also operated Masisa´s Concepción and Inversiones Coronel facilities. Masisa S.A. was a corporation organized under the laws of Chile.
(2)	A consolidated special-purpose company for raising funds off-shore. Masisa Overseas Ltd. is organized under the laws of the Cayman Islands.
(3)	A consolidated special-purpose company for investment activities, formerly named Inversiones Químicas Limitada. Masisa Inversiones Ltda. is organized under the laws of Chile.

(4)	A consolidated special-purpose company for investment activities which also owns an MDF manufacturing facility in Cabrero and leases a saw mill and remanufacturing plant that produces moldings and edge-glued panels. Inversiones Coronel Ltda. is organized under the laws of Chile.
(5)	Owns and manages forest holdings in Chile. Forestal Tornagaleones S.A. is organized under the laws of Chile.
(6)	Owns particle board facilities in Chiguayante as well as particle board and MDF manufacturing facilities in Coronel, Chile. Masisa Concepción Ltda. is organized under the laws of Chile.
(7)	Joint-venture holding company. Inversiones Industriales S.A., which does business under the name Indusa, is organized under the laws of Chile.
(8)	Owns and manages forest holdings in Argentina. Forestal Argentina S.A. is organized under the laws of Argentina.
(9)	Owns and operates MDF and particle board manufacturing facilities, as well as melamine-laminating facilities and a molding facility, in Concordia, Argentina. Masisa Argentina’s headquarters are located in Buenos Aires. Masisa Argentina S.A. is organized under the laws of Argentina.
(10)	Owns and operates a wood-chipping mill in Valdivia, Chile. Forestal Río Calle-Calle S.A. is organized under the laws of Chile.
(11)	Owns and operates MDF and OSB manufacturing facilities, as well as a melamine-laminating facility in the state of Paraná, Brazil. Masisa do Brasil Ltda. also leases and operates two warehouses and distribution centers and carries on marketing activities in Brazil. Masisa do Brasil Ltda. is organized under the laws of Brazil.
(12)	Owns and operates a particle board manufacturing facility in Durango, Mexico. Maderas y Sintéticos de México S.A. de C.V. is organized under the laws of Mexico.
(13)	Established to conduct marketing activities in Peru. Maderas y Sintéticos del Perú S.A.C. is organized under the laws of Peru.
(14)	Established to conduct marketing activities in Ecuador. Masisa Ecuador S.A. is organized under the laws of Ecuador.
(15)	A joint venture company organized under the laws of Mexico to conduct business activities related to the Mexican wood market.
(16)	Established to provide various management and consulting services in Mexico. Maderas y Sintéticos Servicios S.A. de C.V. is organized under the laws of Mexico.
(17)	Established to manufacture wooden component parts and pieces for the construction and furniture industries. Masisa Partes y Piezas Ltda. is organized under the laws of Chile.
(18)	A consolidated special-purpose company for investment activities. Inversiones Calle Calle is organized under the laws of Chile.
(19)	A joint venture company established to carry on wood industrial activities. Forestal Calle Calle is organized under the laws of Chile.

     Masisa S.A. beneficially owned as of May 30, 2005, the last day before the legal effective date of Masisa’s merger with Terranova, directly or indirectly, 100% of its subsidiaries Masisa Overseas Ltd., Masisa Inversiones, Inversiones Coronel Ltda. (“Inversiones Coronel”), Masisa Concepción Ltda. (“Masisa Concepción”), Masisa Argentina, Masisa Brazil, Masisa Mexico, Maderas y Sintéticos Servicios S.A. de C.V. (“Masisa Services”), Maderas y Sintéticos del Perú S.A.C. (“Masisa Peru”), Masisa Ecuador S.A. (“Masisa Ecuador”) and Masisa Partes y Piezas Ltda. (“Masisa Partes y Piezas”).

     As of May 30, 2005, the Company had a 60.45% interest in its formerly wholly owned Chilean subsidiary, Forestal. The minority ownership interest in Forestal is shared between OPERS International Timber Fund IA, L.P., formerly Xylem Fund IA, L.P. (“Xylem-IA”) (34.45%), an investment fund managed by Fondo de Inversión de Desarollo de Empresas CMB-Prime (“CMB-Prime”) (5.09%), a Chilean institutional investor. In addition to its forest holdings, Forestal owns, directly or indirectly, 50.1% of its Argentinean subsidiary, Forestal Argentina S.A. (“Forestal Argentina”), the primary assets of which are forest properties in Argentina. The minority interest in Forestal Argentina is held by Xylem Chile Ltd. (29.15%), and other minority shareholders (20.75%) . For more information on the Company’s forest holdings, see “—Forestry and Wood Chipping Businesses.”

     The Company also owned as of May 31, 2005, a 50% interest in Masnova de México S.A. de C.V. (“Masnova”), a joint venture company created in December 2001 to market and sell the Company’s exports to the Mexican market. The remaining 50% of Masnova is owned by Forestal Terranova México S.A. de C.V., an affiliate of Terranova. Masnova has not had significant operating activities since Terranova became the controlling shareholder of Masisa, and is expected to be dissolved during the remaining of 2005.

     The Company also owned as of May 31, 2005, a 50% interest in Inversiones Industriales, S.A. (“Indusa”), a joint venture holding company, whose subsidiary, Forestal Río Calle-Calle S.A. (“Forestal Rio Calle-Calle”) owns a wood chipping mill in Corral, near Valdivia, Chile. Masisa also participated in the joint venture company Inversiones Calle Calle S.A. (“Inversiones Calle Calle”), in equal parts with Indusa. The remaining 50% of Indusa is owned by Inversiones Fariza Chile Ltda. (32.5%) and Inversiones Forestales CCA S.A. (“Inversiones Forestales”) (17.5%); neither company is related to Masisa. Additionally, the Company owned as of May 31, 2005, a 9.09% interest in Forestal Calle-Calle S.A. (“Forestal Calle-Calle”) through its subsidiary Inversiones Coronel. The remaining interest in Forestal Calle-Calle is held by Forestal Rio Calle-Calle (81.81%) and other minority shareholders (9.09%) .

Business Strategy

     The Company’s business strategy is to build and operate world-class wood panel production facilities in areas of Latin America where tree-growing conditions can provide an environmentally-friendly, long-term, low-cost supply of wood. The Company implements its business strategy by seeking to:

  Establish and maintain market leadership in the markets in which it is present by introducing high quality products and continuing its ongoing commitment to implementing high standards of efficiency in the production and delivery of wood panel products.

  Ensure that our forestry assets and production facilities and processes are maintained and operated in accordance with internationally accepted sustainable development principles.

  Expand sales in Latin American and other markets by capitalizing upon its experience and success over the years in expanding into and diversifying its export markets.

  Strengthen its existing brand names.

  Focus its product mix towards increasing sales of its higher margin products, especially melamine- laminated particle board and MDF.

  Further develop its Placacentro program, as set forth below, in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Paraguay, Colombia, Venezuela, and Uruguay and extend it to other Latin American markets.

  Expand into new businesses which have significant synergies with the Company’s core business, such as the production of OSB or other types of wood boards that can complement the Company’s existing product mix.

     The Company considers Latin America its natural market. During 1999, the Company began construction of a new MDF production facility in Brazil because it believed that its production facilities in Argentina and Chile, from which the Brazilian market had been supplied, did not have sufficient production capacity to supply the expected future growth in Brazilian demand. The facility started operating in December 2000 and reached full production by July 2001. To strengthen its competitive position in Brazil, the Company decided to build a new OSB plant in Ponta Grossa. This new plant produced its first OSB boards in November 2001, and became fully operational during the fourth quarter of 2002. In October 2001, the Company started to operate its new thin-MDF line in Argentina. This plant, which complemented Masisa’s product mix, became fully operational by mid-2002. In addition, the Company organized Masisa Peru and Masisa Ecuador to conduct the Company’s commercial operations in those countries. Likewise, in August 2001, the Company established its Mexican subsidiary, Masisa Mexico, and in January 2002 acquired a particle board plant in that country. This acquisition represented Masisa’s first entry into the direct supply of wood boards in Mexico.

     Masisa seeks to satisfy consumer needs and offer solutions to problems in construction and furniture manufacturing in each of the markets that it serviced. The Company regularly met with furniture manufacturers in an effort to increase the usage of its products. The Company also intends to further develop its Placacentro program in Chile, Brazil, Argentina, Peru, Mexico, Ecuador, Paraguay, Colombia, Venezuela, and Uruguay and also to start developing it in other countries. Placacentros are retail furniture supply stores which are franchised by the Company. Placacentros are independently owned and operated, and offer a wide variety of products that can be used by carpenters and artisans to manufacture furniture. During 2002, the Company started developing the Placacentro distribution network in Mexico, Ecuador, Panama and Paraguay. Colombia, Guatemala, Uruguay and Venezuela were added to the Placacentro network in 2003. As of June 20, 2005, 51 Placacentros stores were open in Chile, 37 in Argentina, 20 in Peru, 33 in Brazil, 59 in Mexico, 13 in Ecuador, 3 in Paraguay, 14 in Colombia, 17 in Venezuela, and 1 in Uruguay. The Company expects to open a total of approximately 47 new stores primarily in these and other Latin American countries during the rest of 2005. The Company believes that expansion of this program will further enhance its brand names and the distribution of its products. The Company also believes that Argentina, Brazil, Peru and Mexico have housing shortages and, in general, represent underdeveloped markets for its products.

Facilities and Offices

     The following tables show our material properties, excluding our forestry holdings, as of December 31, 2004, and includes information regarding the size (in square meters) and use of the properties, as well as whether the properties were leased, owned or service agreements. Service agreements are contracts to use a variable amount of space or services in a facility managed by a service provider and therefore do not constitute a lease. For information regarding our forestry holdings, see “—Forestry and Wood Chipping Businesses.”

OTHER LAND / PROPERTIES

	Leased/	Size
Location	Owned	(square meters)

Chile

Administrative Offices
Santiago (Apoquindo)	Owned	1,565
Santiago (Santa Maria)	Owned	1,515
Production Facilities
Cabrero	Owned	26,391
Concepción (Chiguayante)	Owned	12,321
Concepción (Coronel)	Owned	28,877
Valdivia (Valdivia)	Owned	37,651
Valdivia (Carlos Puschmann)	Owned	12,429
Distribution Centers and Warehouses
Antofagasta	Service	2,125
Concepción	Owned	3,009
Concepción (Cintac)	Service	7,000
Santiago	Service	10,000
Valdivia	Service	3,176

Brazil

Administrative Offices
Curitiba	Leased	339
Paraná	Owned	(included in production facilities)
Rio Grande do Sul	Leased	80
Production Facilities
Paraná	Owned	29,456
Distribution Centers and Warehouses
Novo Hamburgo	Leased	4,200
Paraná	Owned	(included in production facilities)

Mexico

Administrative Offices
México D.F. - Masisa	Leased	271
Production Facilities
Durango - Masisa	Owned	32,000
Distribution Centers and Warehouses
Altamira, Tamaulipas - Masisa	Leased	10,000
Durango - Masisa	Owned	12,600
México D.F. - Masisa	Leased	1,500

OTHER LAND / PROPERTIES

	Leased/	Size
Location	Owned	(square meters)

Argentina
Administrative Offices
Buenos Aires - Masisa	Leased	600
Production Facilities
Entre Ríos - Masisa	Owned	57,400
Distribution Centers and Warehouses
Entre Ríos - Masisa	Service	1,800

Peru
Administrative Offices
Lima - Masisa	Leased	136
Distribution Centers and Warehouses
Lima - Masisa	Service	3,000

Ecuador
Administrative Offices
Guayaquil - Masisa	Leased	90
Distribution Centers and Warehouses
Guayaquil - Masisa	Service	3,000

     We do not believe that there are any environmental issues affecting any of our properties that are material to our business. A discussion of environmental issues that affected our business generally is presented below under “Environmental Issues”.

Principal Products

     The following table shows the net sales of each of the Company’s principal products as a percentage of the Company’s total consolidated net sales for the years ended 2002, 2003 and 2004.

THE COMPANY’S PRODUCTS(1)
(as a percentage of consolidated net sales)

	2002	2003	2004

Raw Particle Board	14.1%	10.9%	9.4%
Coated Particle Board (2)	24.6%	21.8%	18.5%
Raw MDF	44.1%	36.6%	32.7%
Coated MDF (2)	7.1%	11.4%	12.7%
OSB	3.8%	9.8%	13.7%
Doors	1.0%	0.8%	0.6%
Timber	5.3%	5.9%	5.2%
Other Products (3)	0.0%	2.7%	7.1%

Total	100.0%	100.0%	100.0%

(1)	The Company’s consolidated net sales for 2002, 2003 and 2004, respectively, were US$225.4 million, US$281.8 million and US$397.3 million.
(2)	Includes melamine-laminated and wood-veneered boards.
(3)	Other Products include MDF moldings in 2003 and 2004. The Company did not produce or sell MDF moldings prior to 2003.

     Particle Board. In 2004, particle board accounted for approximately 28% of the Company’s net sales revenue. The principal types of particle board produced by the Company are raw particle board, melamine-laminated particle board and wood-veneered particle board. Raw particle board is manufactured by mixing wood chips, wood shavings and sawdust with adhesives and rolling or pressing the mixture into large flat sheets of varying sizes and thickness, which are then cut, quality-analyzed and packaged. Every board is automatically marked to indicate its date of manufacture, type, facility where produced, dimensions and thickness. Raw particle board is used in a variety of applications in the construction industry, such as ceilings, walls, floors and closets, and is also widely used in the manufacture of furniture. The Company produces different types of raw particle board that are marketed under the brand names “Placa Masisa,” “Masisa Panel,” “Ecoplac,” “Facilplac,” and “HR100,” each of which is suited to a different task or market segment. In 2004, raw particle board sales accounted for approximately 9.4% of the

Company’s consolidated net sales revenue and 17.6% of total board sales by physical volume in cubic meters compared to 11% and 19%, respectively, in 2003. Approximately 50% of the Company’s raw particle board production by volume was used in the production of melamine-laminated and wood-veneered particle board. Exports of raw particle board from Chile and Argentina to other countries accounted for approximately 26% and 23% of raw particle board sales by volume in 2004 and 2003 respectively. In 2004, most of the Company’s particle board sales in Mexico were supplied by Masisa Mexico’s production facilities.

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

     MDF (Medium Density Fiberboard). The Company commenced commercial production of MDF in Argentina in September 1995 and in Chile in February 1996. In December 2000, the Company began production of MDF in Brazil, and in October 2001, the Company’s thin-MDF plant in Argentina produced its first boards. MDF is manufactured by removing the cellulose fibers from wood chips, mixing the wood fiber pulp with adhesives and forming the mixture into flat sheets which are dried, heated, pressed, cooled, cut to size and finished. MDF has broad applications in furniture, cabinet and millwork manufacturing. Machining qualities make MDF well-suited for the production of pieces with critically shaped and profiled edges. Its uniformly dense surface gives superior results when grain-printed or painted. MDF shapes and routs with precision, drills easily and cuts cleanly. It is an effective core material for high-pressure laminates, fast-cycle melamine and veneers. Compared to the production of particle board, the MDF production process requires higher-quality wood, a greater quantity of adhesives and more energy. Due to its higher production costs, MDF generally commands a higher price than particle board of the same thickness. The Company produces all the standard thicknesses and densities of MDF, including thin-MDF, some melamine-laminated MDF and a small amount of wood-veneered MDF. The Company markets its MDF under the brand name “MDF Masisa.” In 2004, MDF sales represented approximately 45% of the Company’s consolidated net sales and 50% of total board sales by physical volume in cubic meters compared to 48% and 49%, in 2003. Exports of MDF from Chile, Argentina and Brazil to other countries accounted for 33% of MDF sales by volume in 2004 compared to 45% in 2003.

     Melamine-Laminated Boards. Melamine-laminated boards are either raw particle boards or MDF boards covered on one or both sides with paper impregnated with melamine, a plastic laminate. Most melamine-laminated boards sold by the Company are particle board based and sold under the brand name “Masisa Melamina”. Melamine-laminated MDF is sold under the brand name “MDF Masisa Recubierto.” the Company's Melamine-laminated boards are available in a wide variety of colors and textures, including simulated wood, although white remains the Company’s best seller. Melamine-laminated boards are widely used in the manufacture of furniture and cabinets and are also used in construction for walls, counters and in other applications. In 1997, the Company introduced a high density MDF to be used for flooring. Melamine-laminated board sales generate a higher margin than raw particle board or raw MDF sales. In 2004, melamine-laminated board sales accounted for approximately 30% of the Company’s consolidated net sales revenue and 27% of total board sales by physical volume in cubic meters. For 2004, approximately 47% of consolidated particle board sales by volume and 21% of consolidated MDF sales by volume were melamine-laminated. Exports of melamine-laminated board from Chile and Argentina to other countries accounted for approximately 35% of melamine-laminated board sales by volume in 2004.

     Wood-Veneered Boards. This product is only produced by the Company in Chile and consists of raw particle board or MDF to which a thin layer of natural wood veneer (eucalyptus or other fine woods) is bonded. Wood-veneered particle board is generally used for purposes similar to those of melamine-laminated particle board, but it is more expensive. In 2004, sales of wood-veneered board accounted for approximately 1.5% of the Company’s consolidated net sales by value and 1.2% of total board sales by physical volume in cubic meters. Wood-veneered board is sold under the brand name “Masisa Enchapada.” Only a small portion of the Company’s MDF sold in 2004 (0.4% by volume) was wood-veneered. Approximately 2.7% of the Company’s particle board sold in 2004 by volume was wood-veneered. Exports of wood-veneered board from Chile to other countries accounted for approximately 1.6% of wood-veneered board sales by volume in 2004.

     OSB (Oriented Strand Board). OSB boards are structural panel boards manufactured with aligned wood shavings, which are glued together, mixed and arranged in several layers using chemical adhesives. The layers are later hot-pressed, which offers excellent resistance and strength to the boards. OSB’s outstanding physical-mechanical properties make the boards highly suitable for use in applications requiring great structural resistance, such as occur in the construction and packaging industries. The Company’s OSB boards are marketed under the “Masisa OSB” brand name, and are manufactured in the plant that the Company owns in Brazil. In 2004, OSB sales represented approximately 13% of the Company’s consolidated net sales and 15% of total board sales by physical volume in cubic meters compared to approximately 10% and 12%, respectively, in 2003. Exports of OSB from Brazil to other countries accounted for 72% of OSB sales by volume in 2004 compared to 39% in 2003. This increase in OSB exports from Brazil in 2004 was due primarily to an increase in exports to the US market where prices for OSB products increased significantly in the second half of the year.

     Doors. The Company manufactures doors in Chile, which are marketed under the brand name “Exit.” The manufacture of doors is the most labor intensive of the Company’s businesses. Most of the Company’s doors consists of plywood bonded to a solid wood frame. A much smaller percentage was manufactured using particle board or MDF instead of plywood. Doors manufactured by the Company are made with a cardboard honeycomb core. Doors are mainly sold plain but certain finishes and enhancements, such as applied wood veneer and wood moldings, are available upon request. In 2004, door sales remained relatively stable, representing approximately 0.6% of the Company’s consolidated net sales revenue compared to 0.8% in 2003. There are no significant export sales of doors in 2004 and 2003.

     Timber. The Company sells timber through its subsidiary, Forestal. While Forestal initially focused its activities on the supply of wood to Masisa, because of an abundant supply of inexpensive scrap wood, wood shavings and sawdust where the Company has operating facilities, it now sells most of its timber primarily to unaffiliated third parties. All of the timber which Forestal currently provides to the Company is sold at market prices. In 2004, timber sales remained relatively stable, representing approximately 5.2% of the Company’s consolidated net sales revenue compared to 5.9% in 2003.

     Other Products. The Company manufactures wood veneer as a complement to its principal products and distributed furniture hardware. The Company also began manufacturing MDF moldings in Argentina in January 2003 and in Chile during the last quarter of 2004. In the last quarter of 2002, Masisa Partes y Piezas started to sell furniture parts with custom designs to manufacturers. In 2004, MDF molding sales reached almost 6% of consolidated net sales and other products, taken together accounted for 7% of consolidated net sales.

Board and Other Wood Products

     The following table shows the Company’s sales of particle board, MDF and OSB by physical volume in cubic meters for each year during the five-year period from 2000 through 2004. For each year, sales of particle board and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

MASISA
TOTAL CONSOLIDATED BOARD SALES
(cubic meters)

	2000	2001	2002	2003	2004

Raw Particle Board	237,252	241,156	289,120	278,134	289,966
Coated Particle Board(1)	238,125	224,072	249,138	273,858	290,096
Total Particle Board	475,376	465,227	538,258	551,992	580,062

Raw MDF	292,092	529,066	600,156	579,836	641,749
Coated MDF(1)	46,072	66,209	74,247	125,567	174,821
Total MDF	338,164	595,275	674,403	705,403	816,570

Oriented Strand Board	2,135	5,561	89,357	178,050	247,074

Total	815,675	1,066,063	1,302,018	1,435,445	1,643,706

(1)	Includes both melamine-laminated and wood-veneered boards.

     The Company’s sales of particle board and MDF, which increased by 11% in volume in 2004 as compared to 2003, as well as sales of the Company’s other products, were dependent to a significant extent on the state of the economies in Chile, Argentina, Brazil and Mexico, the Company’s principal markets. In particular, sales of these products were related to the levels of activity in the construction and furniture manufacturing industries in those countries. An economic downturn in any of those countries is likely to materially adversely affect its construction industry, and demand for furniture products and, accordingly, sales of the Company’s products. The construction and furniture manufacturing industries in those countries were the principal users of the Company’s products. See “Item 5: Operating and Financial Review and Prospects.” There is no material seasonality in our businesses.

The Company’s Markets

     The following table shows the net sales in each of the Company’s markets as a percentage of the Company’s total consolidated net sales for the three years ended December 31, 2002, 2003 and 2004.

THE COMPANY’S MARKETS(1)
(as a percentage of consolidated net sales)

	2002	2003	2004

Chile	36.1%	27.2%	24.1%
Argentina	7.0%	10.2%	10.9%
Brazil	22.1%	26.3%	22.3%
Mexico	12.2%	13.4%	14.3%
United Status	1.5%	4.8%	14.5%
Peru	3.1%	3.3%	3.0%
Other Markets	18.0%	14.9%	10.9%

Total	100.0%	100.0%	100.0%

(1)	The Company’s consolidated net sales for 2002, 2003 and 2004, respectively, were US$225.4 million, US$281.8 million and US$397.3 million.

Chile

     General. In 2004, GDP grew 6.1%, inflation was 1.1%, the trade balance surplus was US$6.9 billion and the unemployment rate was 7.8% as of December 31, 2004. Chile’s economy experienced moderate growth as a result of generally improved global economic conditions. However, the unemployment rate in Chile remained relatively high. The Company’s board sales in Chile increased from US$67.4 million in 2003 to US$86.0 million in 2004.

     The following table shows the Company’s sales of particle board, MDF and OSB in Chile in dollars for the years indicated.

CHILE
MASISA BOARD SALES
(millions of US$)

	For the year ended December 31,

	2000	2001	2002	2003	2004

Particle Board	62.5	52.3	46.3	42.0	49.9
MDF	21.8	38.9	27.1	22.8	34.7
OSB	0.6	0.4	1.0	2.6	1.4

Total	85.0	91.6	74.5	67.4	86.0

     Marketing and Distribution. Most of the Company’s products are sold in Chile through approximately 170 independent distributors serving the construction and furniture manufacturing industries. A small portion of the Company’s products are sold directly to furniture manufacturers. The Company’s 30 largest customers, in terms of sales revenue, accounted for approximately 79% of sales in Chile in 2004. The largest customer did not account for more than approximately 12% of such sales. The Company’s principal Chilean customers are Arauco Distribución S.A., Easy S.A., Electrocom S.A., Maderama, Paneles Arauco S.A., Maderas Imperial Ltda., Polincay Export Ltda., Silva y Compañía Ltda., Sodimac S.A., Yousef Comercial Ltda. In 2004, furniture continued to be one of the leading products imported to Chile, competing with the furniture products of Chilean producers which formed a significant part of our customer base. Specifically, “ready-to-assemble” furniture products are becoming an increasingly popular import in Chile, although they account for a relatively small portion of current furniture sales in Chile. We work through our Placacentros to assist our customers in developing ways to use our products to respond to changing market conditions such as these. Although we believe that, under current market conditions, the loss of any one distributor or customer would not have a material adverse effect on us, there can be no assurance that any such loss in the future will not have such a material adverse effect. The Company’s products are stored in four warehouses and sales offices throughout Chile and are shipped mainly by truck to domestic customer locations. Shipments to the Antofagasta warehouse, in the northern part of Chile, are also delivered by ship.

     In 1991, the Company commenced its Placacentro program in order to broaden its distribution channels, increase demand for its products and remain in close contact with its customers. Placacentros are independently owned and operated retail furniture supply stores that are franchised by the Company. Placacentro stores are required to carry the full range of the Company’s products and to display such products in the manner directed by the Company. Placacentro owners received technical assistance from the Company and are permitted to carry other manufacturers’ products with certain limitations. The Company does not derive any license fees or revenues from Placacentro stores other than through the sale of its products.

     Placacentros are an important part of the Company’s marketing strategy of maintaining close ties to furniture manufacturers and retail customers. The goal of Masisa’s Placacentro strategy is to increase the per capita consumption of the Company’s products and to create competitive advantages to address current and future competition. As of June 20, 2005, there were 51 Placacentro stores in Chile. The Company expects to open one new Placacentro store in Chile during the second half of 2005. The Placacentro chain is the largest chain of stores in the country in terms of sales to furniture manufacturers and small contractors. Of the Company’s volume sales in the Chilean market in 2004, approximately 25% were to Placacentros. The remainder were direct sales and sales to other distributors.

     Particle Board Market. The Company manufactured raw, melamine-laminated and wood veneered particle board in Chile. Our total particle board sales in 2004 were US$49.9 million compared to US$42.0 million in 2003 due to higher physical volume sales and prices.

     Río Itata, which has an installed production capacity of approximately 30,000 cubic meters per year, is the only competitor in the particle board production industry in Chile. The excess of local supply over local demand is exported.

     Due to the economic crisis in Argentina in 2002, which reduced particle board consumption in Argentina to nearly half its 2001 level, and the devaluation of the Argentinean peso, some Argentinean manufacturers began to export part of their production to the Chilean market. This resulted in price pressure for all competitors in Chile. The Company believes that the excess capacity in particle board production in Chile and the resulting price pressure, combined with high transport costs for particle board imports, are the primary factors that discouraged imports to Chile of particle boards in previous years. The situation experienced in 2002 was unique and as the Argentinean economy and consumption began to recover in the second half of 2003 and continued its recovery during 2004, the situation started to return to prior levels. However, there can be no assurance that significant price pressure from imports of particle board into Chile will not occur in the future.

     MDF Market. Masisa manufactures MDF boards in Chile. The Chilean MDF market is relatively undeveloped compared to the European and North American markets. Although the first Chilean MDF plant did not begin production until 1988, the market has exhibited strong growth since then. Nevertheless, Chilean MDF producers devote most of their production to exports. Our total MDF board sales in 2004 were US$34.7 million compared to US$22.8 million in 2003 as a result of higher physical volume sales and prices.

     Masisa’s only established competitor in the Chilean MDF market is Paneles Arauco S.A. which has an annual production capacity of approximately 390,000 cubic meters.

     Doors Market. The majority of the Company’s door sales are in the Chilean domestic market. Complete statistics on the overall Chilean door market are not available. The Company believes that until 1997 it controlled a substantial percentage of the smaller Chilean market for highly decorated doors. However, due to that market’s limited size, the Company decided in 1998 to simplify its product assortment by concentrating on doors that could be produced with more automated procedures. During 2004 door sales were US$2.0 million, maintaining the same sales level as 2003. This was the result of a 10.8% decrease in terms of volume offset by a small price rise.

Argentina

     General. In 2004, GDP grew 9.0%, inflation was 6.1%, the trade balance surplus was US$12.1 billion and the unemployment rate was 12.1% as of December, 2004. The Argentinean economy showed strong growth in the last half of 2003 and 2004 after several years of economic crisis. After depreciating by 237% in 2002, the Argentinean peso appreciated moderately in 2003 and has since stabilized. Additionally, most of the restrictions on cash withdrawals from bank accounts and on transfers of funds from Argentinean to foreign accounts that were imposed during the 2002 economic crisis had been lifted by the end of 2003. However, the government still remains in default on most of its debt due to its inability to repay its debt to foreign lenders. Although 2003 and 2004 demonstrated that the economic situation in Argentina has improved, there still remain significant economic and political risks. No assurance can be given that governmental measures or other factors will continue to improve Argentina’s economy or that general improvement in its economy will lead to an increase in the demand for particle board and/or MDF.

     The following table shows our MDF, particle board, OSB and MDF moldings sales in the Argentinean market for the periods indicated.

 ARGENTINA MASISA BOARD SALES
(millions of US$)

	For the year ended December 31,

	2000	2001	2002	2003	2004

Particle Board	19.7	16.5	5.7	10.6	15.8
MDF	32.9	32.2	8.6	14.7	21.4
OSB	—	—	0.4	1.6	1.9

Total	52.6	48.7	14.7	26.9	39.0

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

     Masisa sells particle board and MDF to Argentinean furniture manufacturers through approximately 150 distributors. In 2004, approximately 69% of Masisa’s sales revenue in the Argentinean market was generated by the 20 principal distributors. The largest customer did not account for more than approximately 9% of these sales. Masisa’s principal distributors in Argentina are Amiano S.R.L., Cencosud S.A., Distribuidora Aglolam S.A., Distribuidora Argentina de Chapas S.A.C., Distribuidora Placasur S.A., Dolinsky S.A., Madergold S.A., NBC Maderas S.R.L., Sacheco S.A. and Trumar S.A.I.C. In Argentina, Masisa sells directly from its Concordia production facility and products are shipped mainly by truck to customer locations in Argentina.

     Given the successful development of Masisa’s Placacentro program in Chile and Peru, Masisa Argentina started to develop this distribution channel in 2000. As of June 20, 2005, 37 stores have been opened in Argentina. Masisa Argentina expects to open approximately 5 new stores in Argentina in the second half of 2005. Of Masisa’s sales in Argentina in 2004, approximately 42% were through Placacentros.

     The Company is pursuing several strategies in Argentina to encourage the use of Masisa’s particle board and MDF products in lieu of other materials. As in Chile, Masisa holds regular meetings with Argentinean furniture manufacturers, offers service and technical assistance to these consumers and regularly participates in trade fairs and furniture shows. In addition, Masisa offers technical training courses for Masisa-product installers.

     Masisa has focused its marketing efforts on furniture and cabinet manufacturers and on the construction industry. After devaluation of the Argentinean peso in 2002 and in response to the adverse macroeconomic scenario in Argentina, Masisa Argentina redirected the majority of production from its Argentinean operations to export markets primarily in Brazil, Mexico, the United States and the Far East. However, with the recovery of the Argentinean local market, Masisa reversed this trend.

     Particle Board Market. Argentina has more than twice the population of Chile and has a significant housing deficit. However, following the devaluation of its currency, Argentina’s per capita income was reduced to half of its pre-devaluation levels. Argentina’s domestic particle board consumption has a substantial increase from 2003 but it is still below its pre-devaluation level. We expect that future demand for Masisa’s products in Argentina will be largely dependent upon the growth of the Argentinean economy and particularly on the growth of the Argentinean construction and furniture manufacturing industries.

     The Company is one of the three largest particle board manufacturers in the Argentinean market. Masisa’s principal Argentinean competitors in particle board are Faplac S.A., Sadepan Latinoamericana S.A. and Cuyoplacas S.A. The other smaller Argentinean particle board producers, such as Tableros del Paraná S.A. have a minimal market presence and use older and less efficient technology than Masisa utilizes at its Concordia facility. The Company also believes Masisa’s cost of production is lower than that of its Argentinean competitors. As in Chile, however, particle board products compete with other types of board products, such as gypsum, as well as solid wood and plywood.

     Our total particle board sales in 2004 were US$15.8 million compared to US$10.6 million in 2003, due to higher demand for these products as a result of the economic recovery in 2004. The large increase in sales in 2004 and in 2003 followed a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of particle board to exports.

     MDF Market. Masisa has continued to actively develop the market for this product through advertising campaigns, events held directly with the customers and Masisa’s participation in trade shows, all of which are designed to demonstrate the board’s quality and multiple uses for furniture manufacturers, architects and decorators.

     Masisa is the largest MDF manufacturer in the Argentinean market. Our total MDF board sales in 2004 were US$21.4 million compared to US$14.7 million in 2003. As in the case of particle board, the increase in sales was due to higher demand for these products as a result of the economic recovery in Argentina that began in 2003 and continued through 2004. The large increase in sales in 2003 followed a steep decline in 2002, when, in order to minimize the impact of the devaluation, Masisa Argentina shifted the main part of its domestic sales of MDF to exports. The Argentinean MDF market was a fast-growing market that expanded approximately 530% between 1995 and 1999. However, the economic crisis of 2002 adversely affected the market. In 2003, the market expanded rapidly compared to 2002. We believe the positive growth trend in the economy will continue in the short-term and that the market for wood board products will continue to recover as a result. However, there can be no assurance that the economy will continue to recover or that sales of wood board products will increase as a result. Consumption is still below its pre-crisis levels and historic highs.

     During 2002, due primarily to its increased competitiveness in foreign markets as a result of Argentina’s currency devaluation and Masisa Argentina’s ability to utilize Masisa’s business networks abroad, approximately 68% of Masisa Argentina’s consolidated net sales of particle boards and MDF were exports, primarily to Brazil, as well as other export markets. Although this allowed Masisa to partially offset the effects of the Argentinean crisis and avoid shutting down any of its production lines, due to the lower margins for Masisa Argentina’s products in exports markets compared with Argentinean markets under normal economic conditions, Masisa returned to domestic Argentinean sales as the Argentinean market began to recover. There can be no assurance that favorable economic conditions in Argentina will enable Masisa’s profits to recover to their pre-crisis levels.

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

     In March 2002, Masisa Argentina commenced construction of its first line of pre-painted MDF moldings in Argentina at the Concordia Complex. The molding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003 and reached full production capacity during the second quarter of 2003. An additional 36,000 cubic meters of production capacity was added during 2004. Production at the molding plant will primarily be directed to export markets.

     Although this plant began operating at a difficult time for the Argentinean economy, the facility’s geographic location, the Company’s export experience and the favorable export conditions created by the devaluation of the Argentinean peso provide favorable market conditions for export to Latin American and world markets generally.

     In the first half of 2002 Alto Paraná S.A. (Paneles Arauco’s formal name in Argentina) began operations at its new MDF plant in Argentina with an estimated annual capacity of 240,000 cubic meters. At the present time, in addition to Alto Paraná, there is only one other competitor in this market, Tableros Guillermina S.A., which has an annual production capacity of approximately 40,000 cubic meters. Although the Company believes that market prospects for wood board products in Argentina will improve, there can be no assurance that the Company will be able to operate its Argentinean plants profitably.

Brazil

     General. In 2004, GDP grew 5.2%, inflation was 6.3%, the trade balance surplus was US$33.7 billion and the unemployment rate was 9.6% as of December 31, 2004. During 2004, the Brazilian economy experienced a moderate recovery following a mild contraction in 2003.

     The following table shows the Company’s board sales in the Brazilian market in dollar terms for the years indicated. The figures reflect exports from the Company’s Chilean and Argentinean production facilities sold in Brazil, as well as the production from Masisa Brazil’s MDF and OSB plants, which commenced operations in December 2000 and November 2001, respectively.

BRAZIL
MASISA BOARD SALES
(millions of US$)

	For the year ended December 31,

	2000	2001	2002	2003	2004

Particle Board	12.8	9.2	9.3	11.1	9.2
MDF	19.2	36.2	32.9	47.0	65.5
OSB	—	0.5	6.1	13.6	10.7

Total	32.0	46.0	48.3	71.8	85.5

     Marketing and Distribution. The Company established Masisa Brazil in 1995. Masisa Brazil has already achieved a significant position as a particle board and MDF supplier to southern Brazil’s furniture industry.

     Masisa supplies and delivers particle board to the Brazilian market principally by truck from Masisa Argentina’s Concordia plant. The strategic location of the Concordia Plant and the establishment of MERCOSUR have made Brazil a favored market for Masisa Argentina’s exports. In the past, MDF was supplied to the Brazilian market from both the Argentinean Concordia plant and the Chilean Coronel plant, but since 2001 these exports have been gradually replaced by production from the new MDF plant located in Ponta Grossa, Brazil. The Ponta Grossa MDF plant has an installed capacity of 240,000 cubic meters per year and was inaugurated in April 2001.

     The Company’s combined sales in Brazil of particle board, MDF and OSB reached US$85.5million in 2004, representing a 19% increase compared to 2003. Particle board sales decreased by 17% to US$9.2 million in 2004 from US$11.1 million in 2003. MDF sales increased by 39% to US$65.5 million in 2004. OSB sales decreased to US$10.7 million in 2004 compared to the US$13.6 million in 2003. This decrease was due mainly to an increase in exports of OSB to the United States.

     From 2002 to 2003, total sales of particle board increased, principally as a result of an increase in sales of coated particle board. From 2003 to 2004, total sales of particle board decreased, principally as a result of a decrease in sales of coated particle board offset by an increase in coated particle board price. From 2002 to 2003, there was an increase in sales of both raw and coated MDF, although coated MDF sales increased at a higher rate. From 2003 to 2004, there was an increase in sales of both raw and coated MDF, although coated MDF sales increased at a higher rate.

     The Company has two commercial offices located in Curitiba, state of Paraná, and Bento Gonçalves, state of Rio Grande do Sul, approximately 900 kilometers from Concordia. A significant portion of the Brazilian furniture manufacturing industry is concentrated in the Bento Gonçalves region.

     During 1998, the Company closed a distribution warehouse in Bento Gonçalves, but three new distribution warehouses were opened in the cities of Novo Hamburgo, Curitiba and Vitória, in the states of Rio Grande do Sul, Paraná and Espírito Santo, respectively. This shift in warehousing was undertaken in order to implement a more effective distribution system within Brazil. During 2002, the Company closed the Vitoria warehouse to finish improvements in the distribution system. There were no warehouses opened or closed during 2003 and 2004.

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

     Due to the large size of Brazilian manufacturers, sales in Brazil are primarily made directly to the manufacturers. There are generally no independent distributor chains for these materials. However, in order to meet the needs of carpenters, architects and decorators, Masisa has established a sales and marketing network that has been in place since 1996. In addition, in 2003 the Company opened 12 new Placacentro stores in the central and southern regions of Brazil, as part of its policy of developing distribution networks as a strategy for penetrating the markets where it is present. The Company had opened 33 Placacentro stores in Brazil as of June 20, 2005, and expects to open approximately 9 new stores in Brazil during the rest of 2005. During 2004, 17% of all the Masisa Brazil’s sales were through Placacentros.

     Currently Masisa sells MDF and OSB through 270 and 70 distributors, respectively, in Brazil. In 2004, approximately 20% of Masisa’s sales revenue in the Brazilian market was generated by 20 of its customers and our largest single customer did not account for more than approximately 2% of those sales. Masisa’s principal customers in Brazil are A. Romanzza Moveis Ltda., Bertolini S/A, Leo Madeiras Maq. e Ferrag. Ltda., Madcompen o Atacadao Comp. Ltda., and Todeschini S/A Industria e Comercio

     The Company also believes that adapting finance and administrative management to local conditions is necessary to successfully compete in Brazil. Accordingly, in late 1997, the Company established a finance and administrative office in Curitiba, Paraná.

     The Company is expending considerable effort to develop its sales in Brazil by, among other activities, opening distribution warehouses, expanding its customer base and participating in promotional activities, expositions and trade shows. Although the Company believes that market prospects for MDF and OSB in Brazil are good, there can be no assurance that the Company will be able to operate its Brazilian plants profitably.

     Particle Board Market. Particle board consumption in Brazil is relatively low. Since Brazil has a population more than ten times greater than that of Chile, Masisa views Brazil as an attractive market for particle board. Currently, there are a number of Brazilian particle board producers with efficient operations, including Duratex, (644,000 cubic meters of capacity), Satipel (570,000 cubic meters), Berneck (530,000 cubic meters), Placas do Paraná (300,000 cubic meters), Eucatex (270,000 cubic meters), and Tafisa (239,000 cubic meters). Masisa estimates particle board consumption increased in Brazil in 2004 compared to 2003 levels, and that long-term market prospects for this product in Brazil are good.

     MDF Market. Before the commencement of test production at its MDF plant in Ponta Grossa, Brazil, the Company supplied the Brazilian market solely through imports from Chile and Argentina. After the MDF plant became fully operational in the third quarter of 2001, the Company significantly increased MDF sales in Brazil. As regards to competitors, the first Brazilian producer of MDF, Duratex, began production in 1997 and currently has an annual production capacity of approximately 630,000 cubic meters of which 400,000 was added in 2003. In late 1998, Tafisa Brasil opened an MDF facility with an annual production capacity of 145,000 cubic meters, and during 2001 increased their capacity to 350,000 cubic meters through the addition of a new plant. Another competitor, Placas do Paraná, began operating a new MDF plant during December 2001, with an estimated installed capacity of 200,000 cubic meters per year. The Isdra Group opened a new plant in 2003 with an estimated annual capacity of 180,000 cubic meters. Since the third quarter of 1997, the MDF production from these competitor plants has adversely affected the Company’s sales to Brazil. The Company believes that long-term market prospects for this product in the Brazilian market are good. Based in part on its experience in the Argentinean market, the Company believes that the MDF market will expand rapidly in Brazil as MDF became more widely available as a result of the new domestic MDF production capacity in Brazil.

     OSB Market. In December 2001, Masisa began test production of the first OSB boards in a new plant in the Ponta Grossa industrial complex. This OSB plant, which Masisa started to construct in mid-2000, has an annual installed capacity of 350,000 cubic meters. The plant, which involved an internally financed investment of nearly US$64 million, is the first of its type in Brazil. OSB boards are used in the construction, packing and furniture industry in applications that require great structural strength. The Ponta Grossa plant’s production targets both internal consumption and exports. This increase in sales of OSB in 2004 compared to 2003 was due primarily to an increase in exports of OSB to the U.S. market.

Mexico

     General. In 2004 GDP grew of 4.4%, inflation was 5.2%, while the trade balance deficit was US$8.1 billion and the unemployment rate was 3.8% as of December 31, 2004.

MEXICO(1)
MASISA BOARD SALES
(millions of US$)

	For the year ended December 31,

	2001	2002	2003	2004

Particle Board	—	14.8	15.3	21.7
MDF	4.2	11.9	15.5	22.4
OSB	—	0.5	3.0	3.4

Total	4.2	27.2	33.8	44.1

(1) Sales in Mexico were insignificant prior to 2001.

     Marketing and Distribution. In August 2001, the Company established Masisa Mexico as a vehicle for entering the Mexican wood products market. On January 8, 2002, Masisa Mexico acquired a particle board plant located in Durango, Mexico, from MacMillan Guadiana, a subsidiary of the US forestry company Weyerhaeuser Company Limited. This plant has an installed capacity of 120,000 cubic meters per year. With this acquisition, the Company now supplies particle boards to the Mexican market mainly from the Durango plant’s production. The Company imports MDF and OSB into the Mexican market from its plants in Chile, Argentina and Brazil, and also from the Fibranova plant in Venezuela. The Company’s net sales in Mexico during 2004 represented 14.3% of the Company’s consolidated net sales. Because Mexico has a population more than six times greater than Chile’s, board consumption levels that are currently substantially smaller than Chile’s and the growing scarcity and increasing cost of sawn lumber, the principal competing product of the Company’s wood boards, the Company believes the Mexican market has substantial potential for increased consumption of wood boards, whether produced locally at the Durango plant or imported from Masisa plants in Chile, Argentina or Brazil.

     Currently the Company sells particle board and MDF to Mexican furniture manufacturers directly and through distributors, with a total of 251 customers. In 2004, approximately 81% of Masisa’s sales revenue in the Mexican market was generated by the 63 principal customers, and the largest single customer did not account for more than approximately 10% of these sales. Masisa’s principal distributors in Mexico are Mexicana Pacific S.A. de C.V., Maximaderas S.A. de C.V., Mexlam S.A. de C.V., Perez Gavilan S.A. de C.V., Perlo S.A. de C.V., Promotora Grocer S.A. de C.V., Tableros del Norte S.A. de C.V., Triplay Market S.A. de C.V., Triplay y Tableros de Ecatepec S.A. de C.V.

     In 2003 and 2004, Masisa successfully expanded its Placacentros network in Mexico. Masisa Mexico had opened 59 stores throughout the country as of June 20, 2005, and expects to open approximately 11 new stores in Mexico during the remainder of 2005. We intend to open an additional 20 Placacentros in Mexico in 2006. Masisa Mexico estimates that the furniture industry in Mexico represents approximately 80% of particle board and MDF consumption in that country, and that approximately 50% of the furniture market is comprised of small and medium-sized manufacturers. In 2004, approximately 34% of Masisa Mexico’s total volume sales were made through Placacentros.

     Particle Board Market. Particle board per capita consumption in Mexico is relatively low in comparison with other countries. Our total sales of particle board in 2004 were US$21.7 million compared to US$15.3 million for the same period in 2003. This increase was mainly due to higher physical volume sales and prices. Our main competitors in this market are Paneles Ponderosa S.A. de C.V., Rexcel S.A. de C.V., and Duraplay S.A. de C.V.

     MDF Market. The Company traditionally supplied the Mexican MDF market from its Chilean, and to a lesser degree, Argentinean facilities. Since 2002, the Fibranova plant in Venezuela has also exported MDF to Mexico. Our total sales of MDF in 2004 were US$22.4 million compared to US$15.5 million in 2003. This increase was due mainly to higher physical volume sales and prices. Our principal competitors in this market are Paneles Arauco S.A., MJB S.A. de C.V. and Maderas Conglomeradas S.A. de C.V.

United States

General

     In 2004, GDP grew 4.4%, inflation was 3.3%, the trade balance deficit was US$617.7 billion and the unemployment rate was 5.4% as of December 31, 2004. The U.S. economy experienced moderate growth as a result of an increase in customer demand and business investment spending.

     The following table shows our sales of MDF and OSB in the United States in dollars for the periods indicated.

UNITED STATES
MASISA BOARD SALES
(millions of US$)

	For the year ended December 31,

	2002	2003	2004

Particle Board	—	0.0	1.4
MDF	3.4	2.8	2.9
OSB	—	5.9	30.8

Total	3.4	8.8	35.1

Marketing and Distribution

     Beginning in 2005, Masisa Brazil’s began marketing most of its OSB sales in the United States through Terranova Forest Products. Our OSB sales in the United States increased by 422% in dollar terms, from US$5.9 million in 2003 to US$30.8 million in 2004 principally due to the record high prices for OSB in the United States and higher volume.

     Masisa’s MDF moulding sales in the United States increased by 206% in dollar terms, from US$4.7 million in 2003 to US$14.4 million in 2004 principally due to our increased production from our first MDF mouldings line in Argentina, the addition of a second line in Argentina and a new line in Chile.

     During 2004, our MDF sales in the United States increased by 4% in dollar terms, from US$2.8 million in 2003 to US$2.9 in 2004. Our MDF sales in the United States primarily represent sales of excess Chilean MDF production.

Peru

     Marketing and Distribution. The Company serves the Peruvian market with particle board and MDF products mainly through exports from Masisa Chile. The Company established its Peruvian subsidiary, Masisa Peru, in 1999 to conduct commercial and distribution activities in that country. As of December 31, 2004, almost all products sold by the Company in Peru were imported from Chile except for OSB products, which are imported from Brazil.

     During 1999, the Placacentro network was extended to Peru. As of June 20, 2005, Masisa Peru had opened a total of 20 stores. Masisa Peru expects to open approximately 2 new stores during the remainder of 2005, increasing the total number of Placacentros in Peru to 22.

     Particle Board and MDF Markets. Consumption of particle board and MDF in Peru is relatively low. The Company estimates that total particle board and MDF consumption in Peru was 2.3 and 0.7 cubic meters per thousand inhabitants, respectively, in 2004. Our board sales in Peru increased by 26.7% from US$9.2 million in 2003 to US$11.6 million in 2004 principally due to deeper market penetration of MDF board products, and strong demand for particle board.

     In Peru, there is currently only one local particle board producer, Tableros Peruanos, with an annual installed capacity of 12,500 cubic meters per year the majority of which is produced with sugar cane bagasse, resulting a slightly different and lower quality board. Foreign particle board products are imported mainly from Chile (Masisa) and Ecuador (Aglomerados Cotopaxi S.A. and Novopan del Ecuador S.A.). Because there is no local producer of MDF in Peru, it is also imported from producers in Chile (Masisa and Arauco) and Ecuador (Cotopaxi).

Other Markets

     The Company generally achieves higher margins from the sale of its principal products in the markets in which it participates directly (Chile, Argentina, Brazil, Peru and Mexico) than from exports through third parties. Accordingly, the Company has traditionally preferred to satisfy demand in these markets first, and then export any surplus products. Despite this policy, Masisa has constructed a solid business network outside the markets in which it directly participates in order to diversify its market risk and to enable it to respond promptly to changes in market conditions in Chile, Argentina, Brazil, Peru and Mexico. After the political and economical crisis began in Argentina in 2002, the Company utilized this export network and experience to substitute sales to foreign markets for lost sales in the Argentinean market. This was possible as a result of the increased competitiveness of products produced in Argentina resulting from the currency devaluation in that country. Approximately 11% of the Company’s total 2004 consolidated revenues were derived from Chilean, Argentinean, Brazilian and Mexican export sales to markets other than Chile, Argentina, Brazil, Peru, United States and Mexico, compared to the approximately 20% represented by such sales in 2003.

     The Company established its Ecuadorian subsidiary, Masisa Ecuador, in October 2002 to conduct commercial and distribution activities in that country. The Company serves the Ecuadorian market with particle board and MDF products mainly through exports from Masisa Chile. There are two producers of particle boards in Ecuador, Aglomerados Cotopaxi S.A. and Novopan del Ecuador S.A., each with an annual installed capacity of 40,000 cubic meters. The only MDF producer is Cotopaxi, also with an annual capacity of 45,000 cubic meters.

     Masisa has faced intense market competition, as well as excess supply of some board products, in its export markets. This has encouraged the Company to follow a strategy of emphasizing product quality and market segmentation for both particle board and MDF. Since 1999, the Company continues to recover its exports to Asian countries, which decreased significantly in 1998 and 1999 as a result of the crisis in certain Asian countries that commenced in 1997. Thus, the Company’s sales to Asian countries in 2004 accounted for 4.5% of the net consolidated sales of the Company. As previously mentioned, because Argentinean and Brazilian demand consumed virtually all of the production of Masisa Argentina and Masisa Brazil until 2001, most of the products exported to these other markets that year came from the Company’s Chilean plants. After the devaluation of the Argentinean peso in January 2002 and the increased cost benefit to the Company from producing boards in Argentina, Masisa Argentina began exporting its products to new markets, including Asia.

     For a discussion of our capital expenditures and the method of financing those expenditures, see “Item 5—Liquidity and Capital Resources—Investing Activities.”

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

     Particle Board. The production process employed to manufacture raw particle board varies to some degree at each of the Company’s particle board facilities. The following is a description of the production process employed at Masisa’s Coronel facility, which is the same process used at its Valdivia and Concordia facilities. The first step is the purchase of wood particles in the form of chips, wood shavings and sawdust or their production by the Company from scraps of lumber and small logs. The wood particles are then put into drying machines to remove water. The dried wood particles are then placed into a gluing machine where they are mixed with chemical adhesives. The mass of wood particles mixed with adhesives is then formed into boards, with the larger particles positioned in the inside of the board and the smaller particles dispersed on the top and bottom surfaces of the board. Depending upon which production line is utilized, the formed boards are then either rolled or pressed in order to compress the particles to the desired board thickness and then heated to 190 degrees Celsius (374 degrees Fahrenheit) by steam heat. The compressed and heated particle board is then cooled. After cooling, the particle board is cut to size, stored to facilitate adhesive stabilization and then sanded. Before and after sanding, the particle boards are visually inspected and graded for quality. Any damaged boards are removed and burned as fuel or used as packaging material.

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

     Oriented Strand Boards (OSB). The production process for OSB begins with obtaining thin logs. Logs are debarked, sawn and reduced to thin wood strands. The strands are put into a drying machine to remove humidity from the wood, so as to avoid shrinkage and swelling during use. The dried wood strands are placed into a blending machine where they are mixed with chemical adhesives. The resin-blended strands are then mechanically aligned into several layers in a forming line, with each layer laid down separately along the conveyor belt, to build up a mat. This mat is compressed and heated in the main press to form the boards. The compressed and heated boards are then cooled, and after passing through a finishing line, are packaged ready for sale.

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

     The following table shows the product and the installed annual production capacity in cubic meters as of December 31, 2004, for each of our Chilean production lines.

CHILE
WOOD PRODUCTS PRODUCTION LINES

			Annual installed
Plant	Line	Product	capacity(1)

Cabrero	MDF	MDF	160,000
	MDF mouldings	MDF mouldings	23,000

Chiguayante	Line 1	Particle board	90,000
	Laminating	Melamine board	45,000

Coronel	Line 1	Particle board	95,000
	Line 2	Particle board	65,000
	MDF	MDF	140,000
	Laminating	Melamine board	110,000
Puschmann	Line 1	Particle board	90,000

Valdivia	Line 1	Particle board	90,000
	Laminating	Melamine board	35,000
	Veneering	Wood-veneered board	40,000
	Doors	Fiberboard doors	500,000

(1)	Units are in cubic meters, except fiberboard doors, which are in square meters. The annual installed capacity may vary slightly depending upon the thickness of the boards produced and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

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

     Cabrero. This plant, formerly called Fibranova, was acquired by the Company in September 2000 and has been operating since August 1992. It has a single MDF board line with an annual production capacity of 160,000 cubic meters. Additionally, in order to produce a greater quantity of value added products, we added an MDF molding line with an annual production capacity of 23,000 cubic meters which began production in June 2004.

     Valdivia. The Company has two production complexes in Valdivia, a city located approximately 520 miles south of Santiago. The main facility is referred to as the “Valdivia” plant, which has an annual capacity of approximately 90,000 cubic meters of particle board. The second facility is named “Puschmann”, in memory of Carlos Puschmann, a distinguished employee who passed away in 1999.

     The Valdivia plant’s machinery employs a process similar to the particle board production facilities in Coronel and Concordia, Argentina. In addition to producing raw particle board, the Valdivia plant produces melamine-laminated boards, wood-veneered particle board and all of the doors and strips of wood veneer produced by Masisa Chile. Additionally, the melamine-laminating line purchased from Infodema was moved to the Company’s Valdivia plant and has been operating at full capacity since February 1999. For more detailed information, see Puschmann Plant description.

     Both the melamine-laminating line and the wood-veneering line use raw boards produced in Masisa’s other plants to produce coated boards. The melamine-laminating line and the wood-veneering line have estimated annual production capacities of 35,000 cubic meters and 40,000 cubic meters, respectively. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary. Masisa’s door production line is located in the same facility and has an estimated annual production capacity of 500,000 square meters.

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

     The capacity utilization rate for Masisa’s particle board production facilities in Chile was 83% in 2004, compared to 75% in 2003 and 84% in 2002. The capacity utilization rate for Masisa’s MDF production facilities in Chile was 103% in 2004, compared to 94% in 2003 and 98% in 2002. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

Argentinean Production Facilities

     Masisa Argentina’s board manufacturing lines currently have an aggregate annual production capacity of approximately 185,000 and 270,000 cubic meters of particle board and MDF, respectively, as indicated in the table below.

     The following table shows the product and the installed annual production capacity in cubic meters as of December 31, 2004, for each of our Argentinean production lines.

ARGENTINA
PRODUCTION LINES

			Annual installed
			capacity(1)
Plant	Line	Product	(cubic meters)

Concordia	Line 1	Particle Board	160,000
	Line 2	Particle Board	25,000
	MDF	MDF	150,000
	Thin-MDF	Thin-MDF	120,000
	Laminating	Melamine Board	200,000
	Foil	Foil Lined Board	48,000
	Molding	Prepainted MDF Moldings	72,000

Total		Particle Board	185,000
		MDF	270,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     Masisa Argentina’s production facilities are located in Concordia, an industrial town in the Province of Entre Ríos on the Uruguay River, approximately 250 miles north of Buenos Aires. The Concordia particle board production facility has the capacity to produce 185,000 cubic meters per year of raw particle board in two lines. The particle board line for thin particle board (under 9 mm) has an annual capacity of 25,000 cubic meters per year. The particle board line for greater board thickness has an annual capacity of 160,000 cubic meters per year. The Concordia facility commenced operations in June 1994. The capacity utilization rate for Masisa Argentina’s particle board production facilities was 81% in 2004 compared to 77% in 2003 and 73% in 2002.

     In September 1995, Masisa Argentina completed the installation of an MDF facility adjacent to its particle board facilities. This MDF facility’s capacity was increased from 120,000 cubic meters to 138,000 cubic meters during 1997 and its production capacity was again increased to 150,000 cubic meters during 1999.

     In October 2001, Masisa Argentina completed the construction of a thin-MDF plant at the Concordia Industrial Complex. The plant, which became fully operational by mid-2002, has an installed capacity of 120,000 cubic meters per year, and represents an investment of approximately US$30 million, which was financed internally. The capacity utilization rate for Masisa Argentina’s MDF production facilities was 93% in 2004 compared to 85% in 2003 and 77% in 2002.

     The Concordia plant also includes a melamine-laminating line with an installed capacity of 200,000 cubic meters per year, and a new foil lining process with an installed capacity of 48,000 cubic meters per year.

     In March 2002, Masisa Argentina commenced construction of its first line of pre-painted MDF moldings in Argentina at the Concordia Complex. The molding line, with an estimated production capacity of 36,000 cubic meters per year, started its production in January 2003. The molding line represents an investment of approximately US$1.8 million and was financed internally. Production at the molding plant will primarily be directed to the United States. This line became fully operational during the second quarter of 2003. An additional 36,000 cubic meters of production capacity was added during 2004. The capacity utilization rate for Masisa Argentina’s MDF mouldings production facilities was 72% in 2004 compared to 49% in 2003.

Brazilian Production Facilities

     Masisa Brazil board manufacturing lines currently have an aggregate annual production capacity of approximately 240,000 cubic meters of MDF and 350,000 cubic meters of OSB, as indicated in the table below.

BRAZIL
PRODUCTION LINES

			Annual installed
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

     In December 2000, Masisa Brazil finished the construction of its MDF production facility, located in the city of Ponta Grossa, in the State of Paraná. This facility has an annual installed capacity of 240,000 cubic meters per year and reached full production during the second half of 2001. The capacity utilization rate for Masisa Brazil’s MDF production facilities was 108% in 2004 compared to 101% in 2003. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary. In the same complex, Masisa Brazil finished construction in May 2001 of a melamine-laminating plant that is used for coating MDF and particle board at an estimated total cost of US$4 million. The MDF plant was financed with cash on hand and short- and long-term bank financing. This laminating plant has a production capacity of approximately 110,000 cubic meters per year.

     In December 2001, Masisa Brazil produced the first OSB boards in its new plant in the Ponta Grossa Industrial Complex. The plant cost approximately US$64 million, has an annual installed capacity of 350,000 cubic meters and became fully operational during the fourth quarter of 2002. The OSB plant was financed with cash on hand and short and long-term bank financing. In 2001, this plant had no significant production of OSB The capacity utilization rate for Masisa Brazil OSB production facilities in Brazil was 71% in 2004 and 48% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational until the fourth quarter of 2002. The OSB plant’s production was adjusted to correspond to the demand generated by this product. Because OSB is a new product in Brazil, the Company expects demand to increase as the market becomes better educated about its various uses.

     Although Masisa Brazil believes that market prospects for MDF and OSB in Brazil are good, there can be no assurance that Masisa Brazil will be able to profitably operate its Brazilian plants or that an economic, political or market event will not adversely affect its development or operation.

Mexican Production Facilities

     In December 2001, Masisa reached an agreement with Weyerhaeuser Company Limited, a United States Company engaged in the forestry business, to purchase the particle board plant of its subsidiary, MacMillan Guadiana, located in the city of Durango, Mexico. The plant has a total installed capacity of 120,000 cubic meters per year in two independent production lines, as indicated in the table below. The acquired plant also includes a small melamine-laminating line, with a total installed capacity of 21,600 cubic meters per year. In February 2005, a melamine-laminating line, which was brought from Chile, began operating.

     The following table shows the product and the installed annual production capacity in cubic meters as of December 31, 2004, for each of our Mexican production lines.

MEXICO
PRODUCTION LINES

			Annual installed
			capacity(1)
Plant	Line	Product	(cubic meters)

Durango	Line 1	Particle Board	60,000
	Line 2	Particle Board	60,000
	Laminating	Melamine Board	60,000
	Laminating	Melamine Board	21,600

Total		Particle Board	120,000

(1)	The annual installed capacity may vary slightly depending upon the thickness of the boards and other production factors. Actual production can exceed capacity because capacity is estimated assuming an average board thickness and actual board thickness may vary.

     The Company, through Masisa Mexico, purchased the Durango plant on January 8, 2002 for approximately US$15.4 million. In 2002, the Company invested approximately US$4 million in technology and equipment in order to increase production and improve quality. The Durango acquisition was financed with cash on hand and short and long-term bank financing. The capacity utilization rate for Masisa Mexico’s particle board production facilities was 91% in 2004 compared to 71% in 2003. The capacity utilization rate in 2002 is not meaningful because the plant was not fully operational during all of 2002. Most of the 2004 and 2003 production at this plant was directed toward the local market. Although Masisa Mexico believes that market prospects for particle board in Mexico are good, there can be no assurance that Masisa Mexico will be able to profitably operate its Mexican plant or that economic, political or market events will not adversely affect the plant’s development or operation.

Insurance

     We insure our assets and operations against a variety of risks associated with our business activities. The types and amounts of coverage we maintain depends on the kind of facility or asset being insured as well as its location. These plans included insurance policies against fire damage, loss attributed to natural disasters, risks related to the construction of projects, losses resulting from delays in commencing such projects and business interruption.

     In Chile, we maintain coverage of our fixed assets in an aggregate amount of US$267.8 million. This amount includes US$65.0 million for losses on our plantations, US$184.7 million for losses due to interruptions in the operations of our plants and broken equipment and US$18.1 million covering liabilities arising out of civil corporate responsibility claims.

     In Brazil, we maintain coverage of our fixed assets in an aggregate amount of US$222.8 million. This amount includes US$35.1 million for losses on our plantations, US$173.7 million for losses due to interruptions in the operations of our plants and broken equipment and US$14.0 million covering liabilities arising out of civil corporate responsibility claims.

     In Argentina, we maintain coverage of our fixed assets in an aggregate amount of US$249.6 million. This amount includes US$40.1 million for losses on our plantations, US$196.5 million for losses due to interruptions in the operations of our plants and broken equipment and US$13.0 million covering liabilities arising out of civil corporate responsibility claims.

     In Mexico, we maintain coverage of our fixed assets in an aggregate amount of US$37.7 million. This amount includes US$25.3 million for losses due to interruptions in the operations of our plants and broken equipment and US$12.4 million covering liabilities arising out of civil corporate responsibility claims.

     As of December 31, 2004, a high number of our personnel have travel and life insurance. The Company, through third parties, also carries insurance in Peru and Ecuador for the value of its products located in those countries.

Raw Materials and Suppliers

     The most significant direct costs associated with the production of particle board, MDF and OSB in connection with the Masisa operations are chemicals, wood, labor and energy.

     For the year ended December 31, 2004 chemical adhesives used in the production of particle board and MDF in Chile and Argentina were manufactured by the chemical plants of Georgia Pacific Resinas Ltda. (formerly GPM) and Resinas Concordia S.A., respectively. These two plants also manufactured most of the chemical catalysts used by the Company in those countries. Until early 2001, Masisa had a 50% interest in both companies under a joint venture with Georgia-Pacific. In January 2001 the Company sold its participation in those companies to Georgia-Pacific. However, before this transaction, Masisa Chile and Masisa Argentina reached long-term resin supply contracts with GPM and Resinas Concordia S.A. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company in Chile and Argentina. In Brazil, the principal chemical adhesives used in the production of MDF and OSB were supplied by Borden Química Indústria e Com. Ltd. and Synteko Produtos Químicos S.A. In Mexico, the principal chemical adhesives used in the production of the particle boards were supplied by Dynea Mexico S.A. de C.V.

     The Company believes that the market for the chemicals the Masisa operations need is sufficiently competitive and accessible such that it could satisfy its chemical requirements through other suppliers on terms similar to those obtained from its current suppliers. There is more than one producer of chemical raw materials in each country in which Masisa has industrial facilities, granting it flexibility as to its suppliers. Masisa also has a number of suppliers for the raw materials used in its production processes. Masisa believed that the loss of any one of these suppliers, individually, would not have a material adverse effect on the Company. Raw materials are also available from countries in the region as well as more distant ones, such as the United States and Japan.

     Historically, Forestal provided Masisa’s Chilean plants with small supplies of wood, however Masisa has not purchased any wood from Forestal since 2000. In Argentina, approximately 92% of the wood consumed by Masisa Argentina in 2003 was purchased from several unrelated saw mills and forest growers and the other 8% of the wood was purchased from Forestal Argentina. The wood consumed by Masisa for the production of MDF in Brazil was purchased either from owned forests or several unrelated saw mills and forest growers. With respect to the particle board plant in Mexico, Masisa also obtains wood from suppliers that serviced the plant under its previous ownership.

     Masisa does not use material amounts of native wood for its production processes. With respect to wood supply, Masisa has several alternatives in forestry companies, including its subsidiaries Forestal and Forestal Argentina. The Company may also obtain supplies from the forest plantations that it owns in Brazil.

     In general, the prices of raw materials used by Masisa in its forestry operations are relatively stable. The prices of raw materials Masisa uses depend on factors such as wood, pulp and oil prices and tend to fluctuate according to economic cycles and world supply. For example, wood prices increased by approximately 15% during 2004 due to higher demand for wood based products and higher transportation cost due to higher energy costs. The price of resin increased by approximately 33% during 2004 as a result of higher oil prices.

     Masisa has a long-term resin supply contract with Georgia Pacific Resins Ltd. in Chile to ensure the normal supply of resins for existing and future operations, taking into account the future growth of the company. The estimated amount of payments to be made under the contract in 2005 is US$33 million. The contract is not a financial obligation since it does not oblige the Company to purchase a minimum amount from Georgia Pacific Resins Ltd. In Argentina, Resina Concordia, an affiliate of Georgia-Pacific Resins Ltd., supplies Masisa with resin.

     The steam used by Masisa in its manufacturing operations is largely generated by burning its own scrap wood and defective wood products. Other energy requirements, such as electricity, are obtained from commercial suppliers.

     Masisa’s principal suppliers in Chile, Argentina, Brazil and Mexico and the products or raw materials they supplies to the Company in connection its business are listed in the following table:

PRINCIPAL SUPPLIERS OF RAW MATERIALS FOR MASISA BUSINESS

CHILE	PRODUCT	ARGENTINA	PRODUCT

Terranova S.A	Wood	Forestal Argentina S.A	Wood
Aserraderos Arauco S.A	Wood	H.B. Fuller Argentina S.A.I.C	Moldings Adhesive
Derquim S.A	Paraffin Emulsion	Isogama Industria Química Ltda	Paraffin Emulsion
Interforest S.A	Wood	Lamigraf S.A	Paper
Georgia – Pacific Resinas		Masa Decor S.A	Paper
Ltda	Resins
Heninrich Wemhöner GMBH		MD Papéis Ltda	Paper
& CO. KG	Industrial Machinery
Lamigraf S.A	Paper	Multilogística S.A	Shipping Line
Masa Decor S.A	Paper	Resinas Concordia	Resins
Oxiquim S.A	Resins	Schattdecor	Paper
Technocell Dekor	Paper	SIA Ltd	Sanding Belts

BRAZIL	PRODUCT	MEXICO	PRODUCT

Aguia Florestal Industria de		Aprovechamientos Forestales Auro	Wood
Madeira	Wood
Araupel S.A	Wood	Casco Impregnated Papers	Impregnated Paper
Bayer do Brasil	Polyurethane Resins	Combustibles Industriales de Durango	Fuel
Borden Química e Industria e		Dynea de Mexico, S.A. de C.V	Resins
Com Ltd	Resins
Dynea Brasil S.A	Impregnated Paper	Exxonmobil de Mexico, S.A. de C.V	Paraffin Emulsion
Isogama Industria Qupimica		Masa Decor S.A	Paper
LTDA	Paraffin Emulsion
Madereira Rickli LTDA	Wood	Pinelli Universal, S.A. de C.V	Wood
Magor LTDA	Wood	Interprint Inc	Paper
Synteko Produtos Químicos		Transportes Jaessa Amador	Transport Line
S.A	Resins
Terranova Brasil	Wood	Zamudio Esquivel José Luis	Hoist Service

Research and Development

     The Company’s research and development efforts do not involve material expenditures, as the Company relies primarily on technology and equipment purchased or licensed from foreign companies.

Forestry and Wood Chipping Businesses

     The following table sets out the number of hectares and types of uses of our land holdings and rights at December 31, 2004 for each of our forestry operations.

	Forestry Assets

	Chile	Argentina	Brazil	Consolidated

Total Forestry Holdings	44,320	47,980	13,811	106,111
Owned	44,124	47,980	11,899	104,003
Rights/Leased	196	—	1,912	2,108
Total planted land	22,589	33,415	8,484	64,488
Plantations:
Radiata / Oregon Pine (1)	18,989	—	—	18,989
Taeda / elliotti pine	—	10,864	8,484	19,348
Eucalyptus	3,599	22,550	—	26,149
To be replanted	1,212	4,814	104	6,130
Protected lands	9,467	2,347	2,265	14,079
Native forests	9,957	—	—	9,957
Other (Araucaria	1,095	7,405	5	8,505

connifer)
Legal reserve	—	—	2,410	2,410
Roads, encampments and
other uses	—	—	543	543
________________________________________
(1)	Of this amount, 750 hectares are planted with other species, including 230 hectares of Oregon Pine.

     Forestal Tornagaleones S.A. As of May 30, 2005, the Company owned a 60.45% interest in Forestal, which was created in 1967 for the purpose of planting, managing and harvesting forests on properties owned both by the Company and third parties in Chile. Originally, the Company sought to utilize Forestal’s holdings of forest lands as insurance against decreases in the supply or increases in the market price of wood needed for its production facilities in Chile. However, due to the abundant supply of inexpensive scrap wood, wood shavings and sawdust for use in its operations in Chile, the Company purchases from Forestal and uses, for the most part, only small logs and tree branches which have relatively low commercial value. Forestal sells its higher value products primarily to third parties. In 2004, Forestal Argentina sold approximately 15% of its Argentinean timber production to the Company, while no significant production was sold by Forestal to Masisa Chile. During 2004, only 8% of the wood consumed by the Company in Argentina was purchased from Forestal Argentina. In 2004, Forestal had sales of US$19.5 million on a consolidated basis (including Forestal Argentina).

     For the reasons explained above and in order to enhance Forestal’s timberland in Chile and to create Forestal’s Argentinean subsidiary, in 1995 the Company sold a 41% interest in Forestal to Xylem-IA for US$35 million. In March 1996, Masisa Chile reduced its holdings of Forestal to 54.0% when it sold a 5% interest in Forestal to CMB-Prime, a Chilean institutional investor, for approximately US$4.3 million. In August 1996, Masisa Chile sold a 0.5% interest in Forestal to Rawson Investment Limited (“Rawson”), a private foreign investor, for approximately US$475,000. In May 1998, Rawson sold the 0.5% interest in Forestal back to Masisa Chile for approximately US$522,060. On June 27, 2002, after Forestal’s capital increase, Masisa increased its interest in Forestal to 57.89% of Forestal common stock, at a cost of US$4.3 million. On August 14, 2002, following an additional capital increase by Forestal, Masisa increased its participation in Forestal to 60.45% of its outstanding common stock, at a cost of US$3.0 million. Forestal’s two minority shareholders, Xylem-IA and CBM-Prime hold, respectively, 34.45% and 5.09% of Forestal’s capital stock.

     In addition to serving as a potential source of raw materials for the Company in the event of a wood shortage in Chile and prior to Xylem-IA’s investment, Forestal acted as a vehicle through which the Company could invest in forest properties and aim to achieve profits from the sale of timber and/or land from the harvesting of trees. Since the Xylem-IA investment, Forestal has invested in forest properties for the purpose of gaining profits through the sale of timber and forest. As a result, Forestal has increased the scope of its activities in Chile and changed its forestry management criteria. By the end of 2004, Forestal’s total forestry plantations in southern Chile reached 22,589 hectares, of which approximately 18,239 hectares are Radiata, Oregon and other Pine species, 3,599 hectares are Eucalyptus globulus and Eucalyptus nitens and 750 hectares of other species. The total volume of Forestal’s log sales in Chile in 2004 was 235,159 cubic meters, harvesting the same amount of cubic meters. In 2003, Forestal’s log sales were 249,570 cubic meters in Chile. The total forest land holdings of Forestal in Chile as of December 31, 2004 were approximately 45,531 hectares.

     Forestal Argentina S.A. As concerns forestry operations outside of Chile, by the end of 1995, Masisa Argentina owned approximately 10,885 hectares of forest plantations and fallow land in Argentina. In December 1995, Masisa Argentina’s Board of Directors approved the sale of all of its forest holdings to Forestal Argentina S.A., then a wholly-owned subsidiary of Forestal. This sale was completed in March 1996 for a purchase price of approximately US$28.5 million.

     In November 1996, Forestal Argentina increased its capital by approximately US$11.0 million through investments by Chilean private and institutional investors. As a result, Forestal’s interest in Forestal Argentina was reduced to 64.5% .

     In November 1997, Forestal Argentina increased its capital by US$24.2 million, US$17.0 million of which was subscribed by Xylem-IIA and US$7.2 million of which was subscribed by Forestal. As a result, Forestal’s interest in Forestal Argentina was reduced to 50.1% . Additionally, in November 1997, Forestal, along with the other shareholders of Forestal Argentina, entered into a Shareholders’ Agreement providing for (i) Forestal to maintain control of Forestal Argentina until November 6, 2007, (ii) a right of first purchase for Forestal Argentina shareholders if any other shareholder sells its shares and (iii) other related matters.

     Since 1996, Forestal Argentina has increased its forest holdings from the original 10,885 hectares purchased from Masisa to a total of 47,980 hectares as of December 31, 2004. Forestal Argentina’s total forest holdings in Argentina at the end of 2004 consisted of 22,550 hectares of Eucalyptus plantations, 10,864 hectares of Taeda and Eliotti Pine plantations, 4,815 hectares of land to be replanted and 9,752 hectares of ecological reserved areas firebreaks and roads. Forestal Argentina harvested and sold a total of 487,128 cubic meters of logs in 2004, of which approximately 36% were Eucalyptus and 64% were Pine.

     Masisa do Brasil Ltd. As of December 31, 2001, Masisa had become directly involved in the forestry business in Brazil, with approximately 13,531 hectares under its management. As of December 31, 2004, Masisa owned 11,899 hectares in Brazil, including 8,484 hectares are of Taeda and Eliotti Pine plantations and 6245 hectares of ecological reserved areas, firebreaks and roads. Masisa Brazil harvested 198,119 cubic meters of logs in 2004.

Chemical Business

     Chemical supplies are a significant cost in manufacturing particle board and MDF and are an important factor in establishing the quality of the Company’s products. The Company was involved in a joint venture started in September 1998 with Georgia-Pacific, Inc., a subsidiary of the Georgia-Pacific Corporation (“Georgia Pacific”). The joint venture was conducted through two companies, GPM in Chile and Resinas Concordia in Argentina, in which Masisa and Georgia-Pacific both had a 50% interest. The Company was also party to a shareholders’ agreement with Georgia-Pacific which included an option for Masisa to sell, and an option for Georgia-Pacific to purchase, the remaining 50% of the shares of the joint venture entities under certain conditions on terms similar to the original share purchase and other customary provisions. In January 2001, Masisa decided to execute its option to sell its participation in the joint venture chemical business to Georgia-Pacific. On January 17, 2001, Inversiones Coronel Ltda. and Masisa Inversiones sold to Georgia-Pacific Resins Inc., a subsidiary of Georgia-Pacific, their participation in GPM in Chile and Resinas Concordia in Argentina for US$28.9 million. The Company utilized proceeds from these sales to finance operations relating to its core wood board business.

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

Environmental Concerns

     Masisa is dedicated to the sustainable growth of all its operations and seeks to achieve a positive balance between economic, social and environmental objectives. Our business philosophy is based on sustainable development principles, and our policy is to maintain high standards of environmental performance and to comply with all applicable environmental laws and regulations. Together with the start up phase of the MDF lines in Chile in 1996, Masisa created an Environmental Department in response for Masisa’s growing concern for environmental issues. Masisa has developed primary waste water treatment processes in certain plants to reduce its production processes’ environmental impact. During 1999, new special ventilation insulation systems were completed in the Chiguayante plant in Chile. A secondary waste treatment plant for the MDF line in Argentina was completed in 2000.

     Certifications: The ISO 14,001 certification is a voluntary procedure in which an operation’s environmental practices are evaluated against a specified set of criteria. By the end 2003, Masisa had completed the implementation of the ISO 14,001 in all of its industrial operations in Argentina, Brazil, Mexico, and Chile, in addition to its forestry operations in Brazil and in its Chilean subsidiary Forestal Tornagaleones. Masisa's Brazilian forestry operations and Forestal Tornagaleones also obtained the FSC certification for their plantations. As of March 2005, our industrial operations in Argentina, Brazil, Mexico, and Chile, in addition to its forestry operations in Brazil, had certified their health and safety management systems under OHSAS 18,001 as well. Our forestry operations in Argentina will achieve FSC certification during 2006.

     In addition, in 2003, all of Masisa’s MDF production plants obtained the “Certificate for Recycled Content” granted by the Scientific Certification System (“SCS”). This certificate confirms that the raw material used in production comes from material recycled from other forestry processes. This practice helps reduce the demand for forestry resources, recycle materials considered waste in other lines of business and reduce manufacturing costs.

     We are subject to environmental regulation in the countries in which we operate. Such regulations cover, among other things, the discharge of water, and water and air pollution. A discussion of the specific environmental regulations for each country in which Masisa's operations are located is set forth below.

     Chile: Masisa, like other Chilean companies, is subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Chilean environmental regulations have become increasingly stringent in recent years, particularly for the approval of new projects, and this trend is likely to continue. Masisa has made and will continue to make substantial expenditures to comply with such environmental laws, regulations, decrees and ordinances.

     Chilean legislation to which Masisa is subject include the Chilean Environmental Basic Law (Law 19,300 of 1994), based upon article 19 No. 8 of the National Constitution, which establishes the general structure of the Chilean environmental law. Law 19,300 defines the Government agencies responsible, among other things, for evaluating environmental impact studies, overseeing the implementation of projects in accordance with their environmental impact statements, and coordinating environmental regulations. These agencies are Comisión Nacional del Medio Ambiente - (National Environmental Commission or “CONAMA”), and Comisiones Regionales del Medio Ambiente - Regional Environmental Commissions or “COREMA”-, which are agencies of the Ministerio Secretaría General de la Presidencia -(the “Ministry of the Presidency”).

     Masisa is subject to other regulations, such as DS 146 (Ministry of Health) on environmental noise, DS 185 (Mining Ministry) on air emissions of particulate matter, DS 90 (Ministry of the Presidency), DS 609 (Public Works Ministry), DFL 725 (Ministry of Health), and DS 46 (Ministry of the Presidency) on discharges to water, DS 594 (Ministry of Health), DS 148 (Ministry of Health), and DS 298 (Transportation Ministry) on handling and transportation of waste and hazardous waste, and DFL 1 (Ministry of Health), DFL 725 (Ministry of Health), and DS 594 (Ministry of Health) on health issues in the work place. Regulation DS 95 (Ministry of the Presidency) requires Masisa, and all companies in Chile, to conduct environmental impact studies of any future projects or activities that may effect the environment.

     Additionally, affected persons, including private citizens, public agencies, and local governmental authorities, can sue under the Chilean Environmental Basic Law to enforce environmental compliance. Enforcement remedies include temporary or permanent closure of facilities and fines. Private citizens are also allowed to object to the plans or environmental impact studies submitted by project owners.

     Brazil: The MDF and OSB facilities constructed in Brazil include state-of-the-art solid and liquid waste treatment plants. Based on these investments, the Environmental Institute of Paraná issued an “Installation Authorization”, certifying that all the current Brazilian environmental requirements have been met. Masisa Brazil believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products. In addition, because Masisa’s Brazil production processes are based on wood from planted trees and because substantially all of its forestry operations involve planted trees, Masisa Brazil does not believe that there are any material environmental concerns applicable to it that result from the use of natural forest resources.

     Laws 6938/81 and 9605/98 give the general framework for environmental legislation in Brazil. Other norms applicable to Masisa Brazil include Resolution SEMA 41/02, which defines norms for air emissions, Law 9433/97 and Resolution CONAMA 20/86 which regulate effluents to water, and Law 12493/99 that regulates management of waste and dangerous waste.

     Mexico: Masisa’s plant in Durango possesses an Environmental License (Licencia Ambiental Única) from the State of Durango, and had obtained ISO 14,001 and OHSAS 18,001 certification. Masisa believes that it is in material compliance with all environmental laws and regulations affecting its facilities and products in Mexico. Masisa's operations in Mexico are subject to the National Environmental Law - 2001 (Ley General de Equilibrio Ecológico y la Protección al Medio Ambiente), and to the local Environmental Law issued by the State of Durango (Ley de Recursos Naturales y Medio Ambiente del Estado de Durango – 2001). Norm STPS regulates air emissions, and Federal Laws 052 and 054 regulate management of dangerous waste. Water management is regulated by the National Water Law of 2003, and the Federal Rule on Wastewater Control of 2003 (Reglamento del Gobierno del Estado sobre Control de Aguas Residuales).

     Argentina: Masisa Argentina has obtained its ISO 14,001 and OHSAS 18,001 certification, and made new investments in management of wastewater to allow its re-utilization. All the industrial navies have ventilation systems, except the moulding plant, which will be installed during 2005. Masisa also possesses Sanitary Authorization from the Department of Development, Ecology and Environmental Control from the Province of Entre Ríos.

     All companies in Argentina, including Masisa, are subject to several national and local environmental laws, regulations, decrees and municipal ordinances concerning, among other things, discharges into air and water, handling and disposal of solid and hazardous wastes, and health. Provincial Law No. 6260 “Contamination Prevention by the Industries” with its Reglamentary Decree No. 5837 regulates the wastewater discharges and air quality, solid waste handling, noises and vibrations. National Law No. 24051 “Hazardous Wastes – generation, handling, transport and treatment” and its Reglamentary Decree No. 831 regulate the management of hazardous wastes and air emissions.

     Masisa, as part of the GrupoNueva group, is dedicated to the sustainable growth of all its operations, including economic, social and environmental endeavors. As a result of this commitment, Masisa published its first Sustainability Report in 2004, which brings Masisa up to the standards of the other companies in the GrupoNueva group.

PART II

Item 5. Operating and Financial Review and Prospects

Introduction

     The Operating and Financial Review and Prospects begins with a brief Overview of our business and products, the most important events affecting our financial performance for the years ended December 31, 2004, 2003 and 2002 and other issues which are material to a reader’s understanding of the information presented in this section. The Overview concludes with our business outlook for the year 2005 and an overview of significant factors affecting the comparability of our historical results of operations and financial condition for each of the periods compared in our Results of Operations discussion. This is followed by a discussion of our Results of Operations for the year ended December 31, 2004 compared to the same period in 2003 and for the year ended December 31, 2003 compared to 2002. The next section provides an analysis of our Liquidity and Capital Resources, including changes in our balance sheet and cash flows, and discusses our financial commitments. The last two sections discuss the impact of inflation and currency devaluation on our results and our critical accounting policies.

     The following discussion is based upon, and should be read in conjunction with, our Consolidated Financial Statements, including the Notes thereto, included elsewhere in this document and particularly in the “Business Outlook” section.

Overview

Business and Products

     The Company’s primary source of revenue is the sale of particle board, MDF and OSB wood products. The Company’s business strategy is to be the leader and world-class producer of wood board in Latin America while expanding and diversifying its export markets. The Company’s operations are located in regions with access to environmentally-friendly, long-term, low cost supplies of wood. Recently, the Company has sought to focus its product mix to include higher margin products such as melamine-laminated wood paneling and expand into new products, such as OSB and MDF mouldings, that have significant synergies with the Company’s core business.

     The Company has designed a focused medium and long-term strategy. The specific focus of the Company’s medium and long-term strategy is to:

  Strengthen commercial and production leadership in the Latin America board industry

  Further develop distribution channels and market segments to increase the value provided to customers

  Offer a greater variety of products and higher value products that meet customer needs and conform to international standards

     The Company generates revenue and has production facilities in four principal markets – Chile, Argentina, Brazil and Mexico. While the Company also exports to other Latin American and world wide markets, its performance in its principal markets is, and will continue to be, fundamental to its strategy and results of operations. In an effort to diversify, the Company recently expanded its distribution channels to non-principal markets by opening new commercial offices and increasing the number of Placacentro stores throughout Latin America.

     Regional economic conditions have a significant impact on the Company’s business. Demand for the Company’s products is influenced significantly by growth in the construction and furniture industries, which are highly correlated with regional economic conditions. During the recent economic weakness in Argentina, the construction sector was, in particular, significantly affected. Also, in Chile, the construction sector has, until recently, lagged GDP growth. Despite the improvement of economic conditions shown in two of the Company’s primary markets in 2004, Argentina and Brazil, we can not assure that these conditions will continue in 2005.

     Most of the Company’s products are commodity products and subject to competition from manufacturers in the region and to a certain extent worldwide. In particular, supply factors that have affected or are likely to affect our results of operations are the increased MDF installed capacity of our competitors in Chile and Brazil. In addition, although the recent import substitution of particle board from Argentina has largely stopped, there can be no assurance that economic downturns in Latin America and our other markets will not lead to the import by competitors of low cost products into the markets in which we sell our products. Also, in Brazil, we have experienced strong growth in OSB sales where our Masisa business is the only OSB producer. There can be no assurance that competitors will not enter this market and adversely affect the OSB prices and our results.

     Prices for the Company’s products have historically been volatile and the Company, like other competitors in the industry, has limited control over the degree and timing of price fluctuations of its products. To a certain extent, product pricing depends on the supply of building products in the Company’s region. Recently, the Company has experienced price pressure on the Chilean particle board market due to imports from Argentina and industry over capacity in certain regions such as Chile. In addition, prices for its products are also influenced by worldwide prices, which until the second half of 2003, were relatively depressed. During the first quarter of 2004, the Company benefited from a high OSB price cycle in the US market, which has subsequently moderated.

     The Company’s sales and transactions occur in an array of markets and represent a portfolio of currencies. The majority of the Company’s sales and transactions are indexed to U.S. dollars in the short- and medium-term, although, currency depreciation in any particular market can significantly decrease net sales when translated into U.S. dollars. However, devaluation can also increase competitiveness and ability to export, although at generally lower prices than in the local market. Currency exchange volatility significantly influences the Company’s results of operations and has, in recent years, been especially volatile and had a negative impact on the Company’s performance. Currency volatility is often correlated with regional economic conditions but can also be affected by world events such as terrorism and global economic shocks.

Impact of General Economic Conditions

     As explained above, regional economic conditions have a significant impact on our results of operations. The table below presents the GDP growth rates for each of our most important markets in addition to forecasts by the Economic Commission for Latin America and the Caribbean for growth in 2005.

	Year ended December 31

	2002	2003	2004	2005(1)

Chile	2.2%	3.3%	6.1%	6.2%
Argentina	-10.9%	8.7%	9.0%	6.5%
Brazil	1.9%	-0.2%	5.2%	4.0%
Mexico	0.7%	1.2%	4.4%	3.8%

(1)	Projected GDP Growth by the Economic Commission for Latin America and the Caribbean, April, 2005.

Business Outlook

     Despite the improvement of market conditions shown during 2004, we can not assure that these conditions will continue in 2005.

     Several factors could negatively impact our performance during 2005. Prices for our products periodically increase and decrease in what we refer to as “price cycles,” which are highly unpredictable. The price cycles with respect to OSB, in particular, are subject to high volatility both in terms of the variation in high and low prices as well as the short time periods over which prices typically rise and fall. Recently, OSB prices have fallen in the United States. Because a significant part of our growth has come from export sales of OSB, a decline in OSB prices could adversely affect our results of operations. Also, mainly due to significant economic growth in China, worldwide demand for shipping has increased dramatically causing a scarcity of shipping capacity relative to demand. We have at times experienced difficulty in arranging shipping from our Latin American operations to export markets. Because exports have recently contributed significantly to our growth, future difficulties in arranging adequate shipping for our products could adversely affect our results of operations.

     The most important factors affecting the Company’s operating and financial performance in 2004 were the following:

  Higher OSB prices cycles in the United States during the first quarter of 2004, declining moderately in the third quarter and raising through the fourth quarter.

  Economic recovery in Argentina, strong growth in Brazil’s economy, and significant growth in each of Mexico and Chile, thereby improving demand for our products.

  High and steadily rising oil prices during 2004, leading to price increases for the adhesives we use to manufacture board products.

  High freight costs resulting from high oil prices and scarcity of container and shipping availability.

      The most important factors affecting the Company’s operating and financial performance in 2003 were the following:

  Pricing pressure in particle board and MDF during the first half of the year.

  Economic recovery in Argentina and stabilization of regional currencies.

  Higher OSB price cycles in the US in the second half of 2003.

     The most important factors affecting the Company’s operating and financial performance in 2002 were the following:

  Low cost imports from Argentina into Chile, which put price pressure on Masisa’s Chilean sales, particularly of particle board.

  Economic crisis in Argentina, which was reflected in our results of operations as a result of the consolidation of Masisa’s financial results beginning July 1, 2002.

     Summary. As a result of an improvement in regional economic conditions in 2004, the Company enjoyed a more positive business environment with higher prices and physical volume sales offsetting increased costs. In 2004, net sales increased 41.0% to US$397.3 million compared to net sales of US$281.8 million in 2003. Gross margins and operating margins increased from 23.5% and 9.0%, respectively, to 30.1% and 17.9%, respectively.

Recent Developments

     On April 12 and April 13, 2005, respectively, the shareholders of Masisa and Terranova approved the merger by incorporation of Masisa into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, Masisa no longer exists. Terranova continues as the surviving entity and is the legal successor of Masisa for all purposes. However, shares and ADSs of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. It typically takes between 60 and 90 days after the date of the last of the shareholder meetings at which the merger is first approved to complete this process. Although we cannot predict the exact amount of time that will be required to make or obtain the various filings and approvals, we expect to complete this process and exchange shares and ADSs of Masisa for shares and ADSs of Terranova in early July 2005. Until the share exchange occurs, each such share and ADS of Masisa outstanding represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively.

     In connection with the approval of the merger, Masisa’s shareholders approved an Extraordinary Dividend of US$54.0 million which was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights and such conditions have successfully been met. In order to pay the dividend, Masisa incurred approximately US$26 million in new short-term bank debt in addition to US$28 million in loans from Terranova, Masisa’s then controlling shareholder. For more information on the merger, see “Item 4. Information on the Company – Merger with Terranova.” For more information on the Extraordinary Dividend, see “Item 8. Financial Information –Dividend Policy.”

Results Of Operations

Consolidated

     The discussion below analyses and compares on a consolidated level the results of operation. The following table summarizes the consolidated results of operations for the years indicated.

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	225.4	281.8	397.3
Gross Margin (millions of US$)	59.4	66.3	119.4
Operating Income (millions of US$)	29.8	25.3	71.1
Net Income (millions of US$)	14.6	9.6	41.6
Depreciation (millions of US$)	24.0	25.8	27.7

Physical Board Volume (thousands of cubic meters)	1,302.0	1,435.4	1,709.2
Average Board Price per Cubic Meter (US$)	162	178	215

Net Sales Growth %	—	25.0%	41.0%
Gross Margin % *	26.3%	23.5%	30.1%
Operating Income Margin % *	13.2%	9.0%	17.9%
Net Income Margin % *	6.5%	3.4%	10.4%

*	Amounts are expressed as percentages of net sales.

Year ended December 31, 2004 compared to 2003

     Net sales increased 41.0% to US$397.3 million in 2004 compared to US$281.8 million in 2003. The increase was due mainly to higher average prices and significantly higher physical volume sales across a majority of our product and geographic segments. The average price of our board products per cubic meter in 2004 increased 21.2 % to US$215 compared to US$178 per cubic meter in 2003. Consolidated sales of our board increased 14.1% to 1,638.3 thousand cubic meters in 2004, compared to 1,435.4 thousand cubic meters in 2003 due to an increase in MDF volume sales in local markets and the increase in volume sales of OSB in the United States.

     Gross margin increased from US$66.3 million, or 23.5% of net sales, in 2003 compared to US$119.4 million, or 30.1% of net sales, in 2004. This was mainly due to higher sales and increased gross margin as a percentage of sales due to higher average prices while average costs of sales increased slightly.

     Selling and administrative expenses totaled US$48.4 million, or 12.2% of net sales, in 2004, representing an 18.0% increase from US$41.0 million, or 14.5% of net sales, in 2003. This increase was due primarily to higher selling expenses associated with significantly increased sales.

     Operating income increased by 180.7% to US$71.1 million, or 17.9% of net sales, in 2004 compared to US$25.3 million, or 9.0% of net sales, in 2003. The increase in operating income is attributable mainly to significantly higher sales and gross margin.

     Non-operating results decreased by 71.7% from a loss of US$12.8 million in 2003 to a loss of US$21.9 million in 2004. Non-operating income declined 20.3% from US$4.9 million in 2003 to US$3.9 million in 2004 principally due to a decrease of financial income which was offset by a slight increase in other non-operating expenses. Non-operating expenses increased by 37.2% from US$17.9 million in 2003 to US$24.6 million in 2004 principally due to an increase in interest expense, an asset write-off for US$3.0 million as a result of obsolete assets principally in Masisa Mexico’s particle board lines and Masisa Argentina’s impregnation line which was provisioned at its book value, and a write off related to a loan receivable balance from an affiliated entity for US$2.8 million.

     The Company reported net income of US$41.6 million, or 10.4% of net sales, in 2004 compared to net income of US$9.6 million, or 3.4% of net sales, in 2003. The 333.3% increase in net income in 2004 compared to 2003 reflects significantly improved sales and operating income offset by an increase in other non-operating expenses.

Year Ended December 31, 2003 compared to 2002

     Net sales increased 25.0% to US$281.8 million in 2003 compared to US$225.4 million in 2002. The increase in net sales is attributable to generally improved market conditions in three of the Company’s four principal markets. Argentina, Brazil and Mexico showed strong sales volume growth and moderate price improvement. Improvement in these markets was offset partially by a decline in net sales in Chile due to greater competition and lingering import substitution coming from Argentina. Physical board volume sales increased by 10.2% from 1,302.0 thousand cubic meters in 2002 to 1,435.4 thousand meters in 2002. Average board prices increased 9.6 % to US$178 in 2003 compared to US$162 in 2002.

     Gross margin increased 11.6% from US$59.4 million in 2002 to US$66.3 million in 2003 due to higher overall sales. However, margins declined from 26.3% of net sales in 2002 to 23.5% of net sales in 2003 mainly due to an increase in sales of lower margin products as well as higher costs of sales that were not wholly offset by higher product prices. Some of the higher costs of sales can be attributed to problems introducing new MDF technology in Chile in the first quarter of 2003. During January and February of 2003, the Company faced difficulties introducing a new resin gluing technology on its MDF line in Cabrero which both increased costs and resulted in lost export sales. The Company estimated the these problems increased average production costs by approximately 11% in the first two months of 2003.

     Selling and administrative expenses increased 38.5% to US$41.0 million in 2003 from US$29.6 million in 2002. This increase was due primarily to the fact that: (i) the Company’s operating expense were to a certain extent variable and therefore increased when sales increased and (ii) the local currencies where the Company operated appreciated, on average, relative to the U.S. dollar, thereby increasing operating expenses when translated into U.S. dollars. Additionally, in 2003 there were two one-time consulting projects totaling US$1.0 million. The first project, amounting to approximately US$0.6 million, was undertaken with the help of a globally recognized consulting firm to improve the Company’s long-term business strategy. The second project, amounting to approximately US$0.4 million, was undertaken, with the help of an investment bank, to analyze the Company’s optimum corporate ownership structure.

     Operating income decreased by 15.1% to US$25.3 million in 2003 compared to US$29.8 million in 2002 due to the decrease in gross margin and higher selling and administrative expenses as described above.

     Non-operating results decreased from a loss of US$9.6 million in 2002 to a loss of US$12.7 million in 2003, a variation of 31.9%, despite a US$6.6 million decrease in price-level restatement losses. Non-operating income declined 36.7% from US$7.7 million in 2002 to US$4.9 million in 2003 principally due to a non-recurring reversal of the allowance for doubtful accounts of US$2.8 million in 2002. Non-operating expenses increased by 48.5% from US$12.1 million in 2002 to US$17.9 million in 2003 principally due to an increase in interest expense as a result of the expensing of previously capitalized interest expense associated with the OSB plant in Brazil. Interest expense associated with the OSB plant in Brazil was capitalized in 2001 and 2002 because it was in a construction and start-up phase.

     The Company reported net income of US$9.6 million, or 3.4% of net sales, in 2003 compared to net income of US$14.6 million, or 6.5% of net sales, in 2002. The 34.1% decrease in net income in 2003 compared to 2002 reflects, among other things, lower gross margin and operating income and lower non-operating results as discussed above.

Geographic Segments

     The following discusses geographic segments based on the location in which the sale was originated, as reported in Note 23(2)(f) of the Consolidated Financial Statements.

Chile

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	116.3	117.5	144.7
Gross Margin (millions of US$)	39.0	27.9	36.1
Selling and Administrative Expenses (millions of US$)	-16.0	-17.9	-21.1
Operating Income (millions of US$)	23.0	10.0	15.0
Depreciation (millions of US$)	10.7	11.5	11.2

Net Sales Growth %	—	1.0%	23.2%
Gross Margin % *	33.5%	23.8%	24.9%
Operating Income Margin % *	19.8%	8.5%	10.4%

*	Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Chile, net sales increased 23.2% to US$144.7 million in 2004 compared to US$117.5 million in 2003. This was due mainly to higher physical volume sales and average prices in both particle board and MDF in the local market. We have benefited from strong economic growth in Chile leading to a surge in the construction sector. In addition, Argentina’s strong economic recovery has reduced import price pressure. Gross margin increased from US$27.9 million, or 23.8% of net sales, in 2003 to US$36.1 million, or 24.9% of net sales, in 2004. This was due mainly to increased sales offset by average costs increases as a result of higher raw material costs such as resin and wood. Operating income increased to US$15.0 million, or 10.4% of net sales, in 2004 compared to US$10.0 million, or 8.5% of net sales, in 2003. This was mainly due to higher gross margin partially offset by higher selling and administrative expenses due to increased sales, legal expenses related to the merger with Terranova and a moderate appreciation of the Chilean peso relative to the U.S. dollar.

     Year ended December 31, 2003 compared to 2002. In Chile, net sales increased 1.0% to US$117.5 million in 2003 compared to US$116.3 million in 2002. Forestry and wood chip sales increased moderately. However, the increase was offset by a decline in board sales due mainly to lower average prices and lower physical volume sales resulting from continued import pressure from Argentina, especially from particle board imports during the first half of 2003, and a larger capacity in the board market. Production problems in the MDF board plants, as a result of introducing new technology in the first quarter of the year, prevented exports from compensating for part of this drop. Gross margin declined from US$39.0 million, or 33.5% of net sales, in 2002 to US$27.9 million, or 23.8% of net sales, in 2003. This decrease is due mainly to lower physical volume sales and lower prices as discussed above while average raw material costs, which are priced in dollars and determined by world markets, were either flat or increased. Operating income decreased to US$10.0 million, or 8.5% of net sales, in 2003 compared to US$23.0 million, or 19.8% of net sales, in 2002. The decrease in operating income is attributable to the decrease in gross margin as discussed above and higher selling and administrative expenses due mainly to certain non-recurring expenses including consulting projects undertaken in 2003 to improve the Company’s long-term business strategy and operations. These consulting projects amounted to approximately US$1.0 million. The first project, amounting to approximately US$0.6 million, was undertaken with the help a globally recognized consulting firm to improve the Company’s long-term business strategy. The second project, amounting to approximately US$0.4 million, was undertaken, with the help of an investment bank, to analyze the Company’s optimum corporate ownership structure. Additionally, selling and administrative expenses were higher in 2003 compared to 2002 because of local currency appreciation, additional costs of storing unsold product, additional insurance and higher provision for doubtful accounts.

Argentina

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	49.2	68.9	90.8
Gross Margin (millions of US$)	7.8	12.0	23.2
Selling and Administrative Expenses (millions of US$)	-7.1	-7.6	-8.6
Operating Income (millions of US$)	0.7	4.5	14.6
Depreciation (millions of US$)	8.0	8.1	8.4

Net Sales Growth %	—	40.0%	31.9%
Gross Margin % *	15.9%	17.4%	25.6%
Operating Income Margin % *	1.5%	6.5%	16.1%

*	Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Argentina, net sales increased 31.9% to US$90.8 million in 2004 compared to US$68.9 million in 2003. The increase was due mainly to the continued economic recovery in Argentina leading to higher physical volume sales and prices in the local market for both particle board and MDF. Local particle board prices increased by approximately 18% and local MDF prices rose more than 7% in 2004. Additionally, Masisa Argentina began selling significant quantities of our new MDF moldings to the U.S. market towards the end of 2003 and which continued to increase steadily throughout 2004. Gross margin increased from US$12.0 million, or 17.4% of net sales, in 2003 to US$23.2 million, or 25.6% of net sales, in 2004. This increase is due mainly to increased sales and higher margins resulting from a strong recovery in prices in particle board and MDF and an increase in sales of higher margin MDF moldings. Operating income increased to US$14.6 million, or 16.1% of net sales, in 2004 compared to US$4.5 million, or 6.5% of net sales, in 2003. The increase in operating income is attributable to higher gross margin partially offset by higher selling expenses due to increased sales.

     Year ended December 31, 2003 compared to 2002. In Argentina, net sales increased 40.0% to US$68.9 million in 2003 compared to US$49.2 million in 2002. The increase is due mainly to a recovery in the Argentinean market, especially in the second half of 2003, after the economic crisis in 2002. Industries such as construction, which suffered greatly during the crisis, improved in 2003. Both average prices and physical volume sales increased during 2003 compared to 2002. Gross margin increased from US$7.8 million, or 15.9% of net sales, in 2002 to US$12.0 million, or 17.4% of net sales, in 2003. This increase is due mainly to higher net sales resulting from the recovery of the local market, that replaced lower margin exports sales. However, margins remained below pre-2002 levels because of higher raw material costs and continued excess capacity in the industry. Operating income increased to US$4.5 million, or 6.5% of net sales, in 2003 compared to US$0.7 million, or 1.5% of net sales, in 2002. The increase in operating income is attributable to the increase in gross margin as described above while selling and administrative expenses increased only slightly due to a moderate appreciation of the Argentinean peso.

Brazil

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	46.2	73.8	118.7
Gross Margin (millions of US$)	9.5	19.3	43.8
Selling and Administrative Expenses (millions of US$)	-3.8	-6.5	-9.1
Operating Income (millions of US$)	5.7	12.9	34.7
Depreciation (millions of US$)	4.5	5.3	7.2

Net Sales Growth %	—	59.7%	61.0%
Gross Margin % *	20.7%	26.2%	36.9%
Operating Income Margin % *	12.4%	17.4%	29.2%

*	Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Brazil, net sales increased 61.0% to US$118.7 million in 2004 compared to US$73.8 million in 2003. The increase is due mainly to strong demand and pricing for OSB exports to the United States and significantly higher physical volume sales of MDF in the local market. OSB prices in the United States increased by approximately 65%. Gross margin increased from US$19.3 million, or

26.2% of net sales, in 2003 to US$43.8 million, or 36.9% of net sales, in 2004. This increase is due mainly to higher sales and an expansion of the gross margin as a percentage of sales due to higher OSB prices in the United States. Operating income increased to US$34.7 million, or 29.2% of net sales, in 2004 compared to US$12.9 million, or 17.4% of net sales, in 2003. The increase in operating income is attributable to the substantially higher gross margin that was only partially offset by increased selling expenses and a moderate appreciation of the Brazilian real relative the U.S. dollar.

     Year ended December 31, 2003 compared to 2002. In Brazil, net sales increased 59.7% to US$73.8 million in 2003 compared to US$46.2 million in 2002. This increase occurred despite no growth in GDP in the Brazilian market in 2003 and a decline in both consumption and internal demand following pre- and post-election uncertainty. The increase is due mainly to a significant recovery in the price of MDF boards in the domestic market and a sales increase of OSB boards both in Brazil as well as abroad, taking advantage of substantial OSB price increases in the US market towards the end of 2003. Both average prices and physical volume sales increased during 2003 compared to 2002. Gross margin increased from US$9.5 million, or 20.7% of net sales, in 2002 to US$19.3 million, or 26.2% of net sales, in 2003. This increase is due mainly to higher physical volume sales, especially OSB exports, and higher sales prices relative to raw material costs. Operating income increased to US$12.9 million, or 17.4% of net sales, in 2003 compared to US$5.7 million, or 12.4% of net sales, in 2002. The increase in operating income is attributable to the increase in gross margin as described above, however, the increase was partially offset by higher selling and administrative expenses. In 2002, indirect expenses associated with the construction and start-up of the OSB plant were capitalized. Starting in 2003, with the OSB plant fully operating, these indirect expenses are no longer capitalized thus increasing selling and administrative expenses compared to 2002. Also, depreciation expense increased in 2003 due to additional capital investments made in the OSB plant in 2002.

Mexico

	Year ended December 31

	2002 (1)	2003	2004

Net Sales (millions of US$)	17.0	34.9	55.6
Gross Margin (millions of US$)	2.9	5.0	12.2
Selling and Administrative Expenses (millions of US$)	-2.7	-6.8	-7.0
Operating Income (millions of US$)	0.2	(1.8)	5.2
Depreciation (millions of US$)	0.7	0.9	1.0
Net Sales Growth %	—	105.6%	59.4%
Gross Margin % *	17.2%	14.4%	21.9%
Operating Income Margin % *	1.2%	(5.2)%	9.3%

(1)	The Company acquired its Mexico Operation in January 2002.
*	Amounts are expressed as percentages of net sales.

     Year ended December 31, 2004 compared to 2003. In Mexico, net sales increased 59.4% to US$55.6 million in 2004 compared to US$34.9 million in 2003. The increase is due mainly to significantly higher physical volume sales and moderately higher prices for particle board and MDF. In addition to producing and selling particle board, Masisa Mexico also distributes and sells MDF and OSB imported from Masisa’s other subsidiaries. Gross margin increased from US$5.0 million, or 14.4% of net sales, in 2003 to US$12.2 million, or 21.9% of net sales, in 2004. This increase is due mainly to higher sales and higher particle board prices which increased gross margins as percentage of sales. Operating income increased from a loss of US$1.8 million, or 5.2% of net sales, in 2003 to US$5.2 million, or 9.3% of net sales, in 2004. The increase in operating income is attributable to higher gross margin and flat selling and administrative expenses.

     Year ended December 31, 2003 compared to 2002. In Mexico, net sales increased 105.6% to US$34.9 million in 2003 compared to US$17.0 million in 2002. The increase is due mainly to Masisa Mexico’s production replacing Mexican sales that previously were filled by imports from other Masisa countries and an increase in exports. The Company acquired its Mexico operations on January 8, 2002. See “Mexican Production Facilities” under Item 4 for more detailed information on the acquisition. The facilities acquired went through a startup and adjustment period during the first part of 2002 and therefore were not in full operation for the entire year. Gross margin increased from US$2.9 million, or 17.2% of net sales, in 2002 to US$5.0 million, or 14.4% of net sales, in 2003. This increase is due mainly to higher net sales as discussed above. Operating income decreased from US$0.2 million, or 1.2% of net sales, in 2002 to a loss of US$1.8 million, or 5.2% of net sales, in 2003. The decrease in operating income is attributable to significantly higher selling and administrative expenses due mainly to non-recurring costs associated with developing Masisa Mexico’s administrative infrastructure and incorporating Masisa Mexico into the Company’s global operations. Some of Masisa Mexico’s selling and administrative expenses are variable and would be expected to increase if sales were to increase.

Product Segments

Particle Board

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	87.5	92.2	111.0
Physical Volume Sales (thousands of cubic meters)	538.3	552.0	580.1
Average Price per Cubic Meter (US$)	163	167	191

% of Consolidated Net Sales	38.8%	32.7%	27.9%
Net Sales Growth %	—	5.3%	20.4%
Volume Growth %	—	2.6%	5.1%
Price Change %	—	2.7%	14.6%

     Year ended December 31, 2004 compared to 2003. Particle board sales generated US$111.0 million, or 27.9% of our total net sales, in 2004 compared to US$92.2 million, or 32.7% of net sales, in 2003. Particle board physical volume sales increased by 5.1% from 552.0 thousand cubic meters in 2003 to 580.1 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to strong demand in all our principal markets, especially Mexico. Average prices in U.S. dollars for consolidated particle board sales increased 14.6% to US$191 per cubic meter in 2004, compared to US$167 in 2003. The increase in particle board prices is mainly due to strong demand in all our principal markets.

     Year ended December 31, 2003 compared to 2002. Particle board sales generated US$92.2 million, or 32.7% of the Company’s total net sales, for 2003 compared to US$87.5 million, or 38.8% of net sales, for 2002. Particle board physical volume sales increased by 2.6% from 538.3 thousand cubic meters in 2002 to 552.0 thousand cubic meters in 2003. This increase in physical volume is mainly attributable to a recovery in the Argentinean market and strong growth in Peru. However, the strength in these two markets was partially offset by weakness in Chile where both volume and average prices declined. Averages price in U.S. dollars for consolidated particle board sales increased 2.7% to US$167 per cubic meter in 2003, compared to US$163 in 2002. The increase in particle board prices is mainly due to higher prices in Argentina and Brazil and a moderate appreciation of currencies in those local markets.

MDF

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	119.8	135.3	180.5
Physical Volume Sales (thousands of cubic meters)	674.4	705.4	816.6
Average Price per Cubic Meter (US$)	178	192	221

% of Consolidated Net Sales	53.1%	48.0%	45.4%
Net Sales Growth %	—	13.0%	33.4%
Volume Growth %	—	4.6%	15.8%
Price Change %	—	8.0%	15.2%

     Year ended December 31, 2004 compared to 2003. MDF sales generated US$180.5 million, or 45.4% of our total net sales, in 2004 compared to US$135.3 million, or 48.0% of net sales, in 2003. MDF physical volume sales increased by 15.8% from 705.4 thousand cubic meters in 2003 to 816.6 thousand cubic meters in 2004. This increase in physical volume sales is mainly attributable to strong demand in all our principal markets, especially in Brazil as a result of an increase in the overall market for MDF and in Argentina as result of its continued economic recovery. Average prices in U.S. dollars for consolidated MDF sales increased 15.2% to US$221 per cubic meter in

2004, compared to US$192 in 2003. The increase in MDF prices is mainly due to strong demand in all our principal markets offsetting, in the case of Brazil, an increase in competition.

     Year ended December 31, 2003 compared to 2002. MDF sales reached US$135.3 million, representing 48.0% of total net sales for 2003. In 2002, MDF sales totaled US$119.8 million or 53.1% of total net sales. MDF physical volume sales increased 4.6% from 674.4 thousand cubic meters in 2002 to 705.4 thousand cubic meters in 2003. MDF sales do not include moldings made from MDF which are included in Other Products. The increase in volume was mainly due to a recovery in the Argentinean local market and continued growth in Brazil which offset weakness in Chile. Prices recovered strongly in both Argentina and Brazil, as a result of strong demand and currency appreciation in the local markets. Average prices in U.S. dollars for consolidated MDF sales increased 8.0% to US$192 per cubic meter in 2003, compared to US$178 in 2002.

OSB

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	9.0	27.7	54.5
Physical Volume Sales (thousands of cubic meters)	89.4	178.1	247.1
Average Price per Cubic Meter (US$)	101	155	220

% of Consolidated Net Sales	4.0%	9.8%	13.7%
Volume Growth %	—	99.3%	38.7%
Price Change %	—	53.9%	42.2%

     Year ended December 31, 2004 compared to 2003. OSB sales generated US$54.5 million, or 13.7% of our total net sales, in 2004 compared to US$27.7 million, or 9.8% of net sales, in 2003. OSB physical volume sales increased by 38.7% from 178.1 thousand cubic meters in 2003 to 247.1 thousand cubic meters in 2004. This increase in physical volume is mainly attributable to strong demand for OSB in the United States for construction industry. Average prices in U.S. dollars for consolidated OSB sales increased 42.2% to US$220 per cubic meter in 2004, compared to US$155 in 2003. The increase in OSB prices is mainly due to strong demand in the United States in the housing construction sector.

     Year ended December 31, 2003 compared to 2002. OSB sales in 2003 reached US$27.7 million or 9.8% of the Company’s net sales compared to only US$9.0 million or 4.0% of net sales in 2002. This represents an increase of 206.7% in net sales and an increase of 99.3% in physical volume sales. In 2003, the Company sold 178.1 thousand cubic meters of OSB compared to 89.4 thousand cubic meters in 2002. This increase was mainly due to increased production and sales from the Brazilian OSB plant which became fully operational in the fourth quarter of 2002. Also, the Company was able to take advantage of an increase in OSB prices in the U.S. market towards the end of the year to increase export sales.

Other Products

Other products include principally timber, wood chips, molding and doors.

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	9.1	26.7	51.3

% of Consolidated Net Sales	4.0%	9.5%	12.9%
Net Sales Growth %	—	193.0%	92.2%

     Year ended December 31, 2004 compared to 2003. Other products sales generated US$51.3 million, or 12.9% of our total net sales, in 2004 compared to US$26.7 million, or 9.5% of net sales, in 2003. The increase in other product sales was due mainly to:

  the increase in MDF molding sales, primarily due to the beginning of operations of 2 new lines in Chile and Argentina, respectively,.

  the increase in sales of wood chips, wood plies and door parts, and flat fiberboard door sales.

     Year Ended December 31, 2003 compared to 2002. Other products net sales increased 193.0% to US$26.7 million or 9.5% of the Company’s net sales in 2003 from US$9.1 million or 4.0% of the Company’s net sales in 2002. The increase was primarily due to the addition of a pre-painted MDF moldings product line produced in Argentina starting in 2003 and a large increase in timber and wood sales. The MDF moldings were sold almost exclusively in exports markets and reached net sales of US$4.7 million in 2003 compared to no sales in 2002. The increase in timber and wood chips sales was due mainly to higher physical volume sales, especially in Argentina, and increased trading revenue which were partially offset by lower prices. Part of timber and wood chips net sales were derived from low margin trading activities that can fluctuate significantly depending on market conditions and Masisa’s ability to exploit market opportunities. In 2003, trading revenue more than doubled to approximately US$4.5 million compared to US$2.0 million in 2002. Door sales in 2003 were flat compared to 2002.

Forestry Business

     The Company operates and manages its forestry business in Chile and Argentina through its subsidiary Forestal. In the Geographic Segments discussion above, Forestal’s results of operations are included in Chile and Argentina in accordance with the origin of sale. Forestal’s net sales and operating income, respectively, represent less than 5% of the Company’s results of operations, principally due to the age of our forests, most of which are still in formation phase. However, the Company believes that a separate discussion and analysis of its forestry business is useful.

	Year ended December 31,

	2002	2003	2004

Net Sales (millions of US$)	11.9	15.7	19.5
Gross Margin (millions of US$)	1.2	2.8	3.2
Selling and Administrative Expenses (millions of US$)	-0.5	-0.6	-0.6
Operating Income (millions of US$)	0.7	2.2	2.6
Depreciation (millions of US$)	0.1	0.1	0.1

Net Sales Growth %	—	31.3%	24.3%
Gross Margin % *	10.1%	17.9%	16.4%
Operating Income Margin % *	6.1%	14.2%	13.4%

*	Amounts are expressed as percentages of net sales.

     Year Ended December 31, 2004 compared to 2003. Forestal’s net sales increased 24.3% to US$19.5 million in 2004 compared to US$15.7 million in 2003. The increase was due mainly to higher physical volume sales, and increased wood plies trading in Chile. In 2003, Forestal began selling pine veneer to local and export markets, and this is now an important source of income, but with lower gross margins. It is important to note that the selling of pine veneer gross margin increased from US$2.8 million, or 17.9% of net sales, in 2003 to US$3.2 million, or 16.4% of net sales, in 2004. This increase was due mainly to the higher net sales discussed above, partially offset by higher costs. Operating income increased to US$2.6 million, or 13.4% of net sales, in 2004 compared to US$2.2 million, or 14.2%% of net sales, in 2003. The increase in operating income is attributable to higher net sales and gross margins. Despite the increase in sales, selling and administrative expenses remained flat due to a change in delivery method.

     Year Ended December 31, 2003 compared to 2002. Forestal’s net sales increased 31.3% to US$15.7 million in 2003 compared to US$11.9 million in 2002. The increase was due mainly to higher physical volume sales, especially in Argentina, and increased trading revenue which were partially offset by lower prices. Part of Forestal’s net sales are derived from low margin trading activities that can fluctuate significantly depending on market conditions and Masisa’s ability to exploit market opportunities. In 2003, trading revenue more than doubled to approximately US$4.5 million compared to US$2.0 million in 2002; however, average prices declined moderately primarily as a result of local market oversupply in Chile. Gross margin increased from US$1.2 million, or 10.1% of net sales, in 2002 to US$2.8 million, or 17.9% of net sales, in 2003. This increase was due mainly to the higher net sales discussed above. Operating income increased to US$2.2 million, or 14.2% of net sales, in 2003 compared to

US$0.7 million, or 6.1% of net sales, in 2002. The increase in operating income is attributable to higher net sales and gross margins. Selling and administrative expenses increased moderately in dollar terms as a result of the appreciation of local currencies.

     In this section, when we refer to our external sources of liquidity prior to May 31, 2005, we are referring to sources external to Masisa. When such references are to periods on or after May 31, 2005, we are referring to sources external to Terranova, as the legal successor to Masisa.

Liquidity And Capital Resources

Overview

     The Company’s principal sources of liquidity are existing cash balances, cash generated from operations and its ability to borrow under credit facilities. In general, the Company did not seek to raise new net long-term capital as it believed its current cash reserves and operating sources were sufficient to cover its planned capital expenditures and working capital requirements. Therefore, the Company’s financing activities related principally to replacing its existing long-term credit sources as they periodically matured or when cost of debt could be reduced.

     The most significant financing event during 2004 were two new long-term bank loans of US$12.5 million from BCI, and US$12.5 million from Rabobank Nederland. Cash generated in operating activities during the year was used to pay or prepay short and long term financial debt, that was reduced by US$55.0 million during 2004. The company ended the year with cash and a cash equivalent balance of US$22.6 million.

     The most significant financing event during 2003 involved the issuance of a public bond with two series totaling US$91.2 million in December 2003 for the purpose of repaying previous bank borrowings with December 2003 and 2004 maturities.

     In connection with the approval of the merger with Terranova, on April 2005 Masisa’s shareholders approved an Extraordinary Dividend of US$54.0 million which was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights, and such conditions were met. In order to pay the dividend, Masisa incurred approximately US$26 million in new short term bank debt in addition to US$28 million in loans from Terranova, Masisa’s then controlling shareholder. For more information on the merger, see “Item 4. Information on the Company – Merger with Terranova.” For more information on the Extraordinary Dividend, see “Item 8. Financial Information – Dividend Policy.”

Operating Activities

     Our net cash provided by operating activities was US$60.6 million for the year 2004, compared to US$17.8 million in 2003. The increases in sales volume, in conjunction with overall higher prices explain higher net sales in US dollars. The increase in collections is explained by the growth in net sales and improved collection rates. Cash payments to suppliers also increased as a consequence of higher volumes produced and sold. Collections and payments to suppliers and employees were US$471.9 million and US$387.9 million respectively. During 2004 the Company increased cash disbursements for interest payments and VAT payments, and reduced income taxes payments compared to 2003. The increase in cash disbursements for interest payments was principally due to the higher interest rate of the bond issued on December 2003 compared to the interest rate of the debt prepaid with the proceeds of the bond. VAT payments increased from US$11.3 million in 2003 to US$13.5 million in 2004 a consequence of higher sales in US dollars. Income tax payments have been reduced from US$8.1 million in 2003 to US$5.1 million in 2004, mainly due to the lower net income obtained by the company during 2003. Net working capital needs rose as a consequence of higher sales. There were no material credit policy changes during this period.

     Masisa’s net cash provided by operating activities for 2003 was US$17.8 million, compared to US$4.5 million in 2002. A mild recovery in prices and higher overall volumes led to higher net sales in US dollars. Collections as well as cash payments to suppliers increased as a consequence of higher volumes produced and sold. Collections and payments to suppliers and employees were US$328.9 million and US$297.5 million respectively. During 2003, Masisa reduced cash disbursements for interest payments and increased cash disbursements for income tax payments and VAT payments. Despite having a higher interest expense during 2003, during the year

Masisa disbursed US$9.8 million in interest payments, lower than the US$14.4 disbursed in 2002, as a result of expensing previously capitalized interest expense associated with the OSB plant in Brazil. The increase in income taxes paid, from US$1.7 million in 2002 to US$8.1 million in 2003, is mainly due to the different depreciation schedule used in financial statements for reporting and tax purposes, which had previously deferred income tax payments. VAT payments increased as a consequence of higher sales in US dollars. Net working capital needs rose as a consequence of higher sales. There were no material credit policy changes during this period.

Investing Activities

The table below summarizes the Company’s significant capital spending by geographic segment.

	Year ended December 31,

	2002	2003	2004

	(millions of U.S. dollars)
Chile(1)	7.6	10.9	8.1
Argentina(2)	5.4	3.4	6.7
Brazil	19.6	9.2	7.0
Mexico(3)	16.9	2.5	2.1

Total	49.5	26.0	23.9

(1)	Chile includes Forestal investing activities.
(2)	Argentina includes Forestal Argentina investing activities.
(3)	Mexican operations acquired in January 2002.

     Most of the capital expenditures incurred during 2002, 2003 and 2004 were funded with internal cash generation, and short-term and long-term bank loans.

Significant capital expenditures in 2004 were as follows:
  In Chile: US$2.9 million for the planting and maintenance of timberland; US$1.5 million for a MDF moldings line; US$0.7 million in set-up and office furniture expenses for our new administrative offices; US$0.7 million for machinery replacement parts; and US$0.6 million for buildings related to the MDF moldings line;

  In Brazil: US$4.3 million for the acquisition, planting and maintenance of timberland; US$0.8 million for machines and equipment for the OSB line; and US$0.4 million for a second MDF defibering machine;

  In Argentina: US$2.3 million for the planting and maintenance of timberland; US$2.1 million for molding line equipment and buildings; and US$0.5 million for machinery replacement parts; and

  In Mexico: US$1.2 million for a new board forming line; US$0.4 million for a laminating line and US$0.1 million for a sanding machine.

The remaining capital expenditures in 2004 of US$5.8 million were related to various smaller projects.

Significant capital expenditures in 2003 were as follows:

  In Chile: US$3.8 million for the acquisition, planting and maintenance of timberland; and US$2.8 million for the addition of a new melamine line;

  In Brazil: approximately US$4.4 million for the planting of timberland;

  In Argentina: US$1.9 million for the acquisition, planting and maintenance of timberland; and

  In Mexico: US$2.4 million for machinery and equipment.

The remaining capital expenditures in 2003 of US$10.7 million were related to various smaller projects.

Significant capital expenditures in 2002 were as follows:
  In Chile: US$3.4 million for the acquisition, planting and maintenance of timberland in Chile;

  In Brazil: US$13.3 million in equipment and investments related to the start-up phase of the new OSB plant; and US$3.7 million for the acquisition and planting of timberland in Brazil;

  In Argentina: US$1.9 million for construction of the new pre-painted MDF molding line with an annual installed capacity of 36,000 cubic meters in the Concordia, Argentina plant; and

  In Mexico: US$16.9 million to acquire the particle board plant in Durango with an annual installed capacity of 120,000 cubic meters per year and a small laminating line with an annual installed capacity of more than 21,000 cubic meters per year.

The remaining capital expenditures in 2002 of US$11.3 million were related to various smaller projects.

     During 2005, the Company plans to make capital investments of approximately US$4.7 million in Chile, US$3.9 million in Argentina, US$6.7 million in Brazil and US$0.4 million in Mexico. All of these investments will be financed from operating cash flow. In Chile, the investments are expected to include the beginning phase in the construction of a new MDF plant, environmental impact reduction equipment, a board density measurement device, a sawdust recovery system and gas escapes equipment. In Argentina, the investment plan includes a dry gluing line, MDF and particle board scrubbers and plant road improvements. In Brazil, the Company’s primary investment will be for two dry gluing lines, an impregnation line and a humidifying system. In Mexico, the principal planned investments include modifying the impregnation system, improving the water distribution systems and automating the glue heating system.

Financing Activities

     The Company’s most significant financing activities were its long-term borrowings and short-term financing facilities. The following paragraphs describe the long and short-term borrowings Masisa paid or repaid during the indicated periods.

     Principal financing activities in the year 2004 related mainly to reducing short-term borrowings and, replacing maturing long-term borrowings. Our short-term borrowings and long-term borrowings maturing within one year declined by US$55.5 million during 2004, from US$90.1 million on December 31, 2003 to US$34.6 million on December 31, 2004. Significant repayments of short-term borrowings in 2004 included repaying an aggregate amount of US$34.8 million relating to several bank financings. Significant repayments of long-term borrowings during 2004 included the repayment of US$28.5 million to Rabobank Ireland and the payment of US$14.2 million of partial maturities of long term debt and US$9.0 million of a partial maturity of a private placement. Our significant new long-term borrowings during 2004 were bank loans, including a borrowing of US$12.5 million from BCI and a borrowing of US$12.5 million from Rabobank Nederland.

     The Company’s financing activities in 2003 related mainly to replacing existing long-term borrowings maturing in late 2003 and 2004. The largest new borrowing was the successful public issuance of two series of fixed rate bonds totaling US$91.2 million in December 2003. In addition, the Company obtained a new loan from The Bank of Nova Scotia for US$25.0 million. The remainder of new borrowings related to various short-term debt obligations. Significant repayments of long-term borrowings during 2003 included the US$49.7 million Citibank N.A. bank borrowing and US$25.0 million for promissory notes.

     The Company’s principal financing activities in 2002 were the subscription of two long-term bank loans, one with Comerica Bank for US$15 million used to finance the acquisition of the Mexican particle board plant, and one with Banco Chile New York for US$15 million used to prepay short term debt.

     There were no common stock capital increases in 2004 or 2003. On November 13, 2000, an Extraordinary Shareholder’s Meeting was held in Valdivia, and the shareholders of Masisa S.A. agreed to a capital increase of 182,441,061 shares of common stock, at a price of Ch$280 per share. The Chilean Corporations Law requires that a Chilean company offer its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage upon the issuance of new shares through a preemptive rights offering. Maspanel, Masisa’s largest shareholder at that time, transferred its preemptive rights to subscribe the shares issued in the capital increase to Terranova. The Company, pursuant to certain Central Bank of Chile rulings, could not extend the preemptive rights offering to the holders of ADSs. On January 12, 2001, when the preemptive rights offering period ended, 81,088,294 shares were subscribed and paid in full for a total of Ch$22,705 million (equivalent to approximately US$39.6 million). On September 14, 2001 the Sumitomo Corporation subscribed 6,926,084 new shares for a total of Ch$2,147 million (approximately US$3.2 million). The proceeds from this capital increase were used to repay a portion of the Company’s short term bank loans. In November 2003, the offering period expired for 94,426,683 shares issued but not subscribed. As of May 30, 2005, the last day before the legal effective date of the Company’s merger with and into Terranova, there were no outstanding shares issued but not subscribed.

     As of December 31, 2004, the Company’s total debt, calculated as the sum of short-term bank borrowings, current portion of long-term bank borrowings, other long-term borrowings due within one year, long-term bank borrowings and other long-term borrowings was US$236.8 million, compared to total debt of US$291.8 million as of December 31, 2003. Of the total debt in 2004, US$34.6 million was short-term borrowings compared to US$90.1 million in 2003.

     In addition, total financial liabilities, calculated as total debt to banks, less financial assets (cash, time deposits and fixed rate securities), amounted to US$214.2 million as of December 31, 2004 compared to US$242.9 million as of December 31, 2003.

Liquidity

     At December 31, 2004, 2003 and 2002, the Company’s ratio of current assets to current liabilities was 2.83:1.00, 1.74:1.00 and 1.35:1.00, respectively.

     Total current assets were US$ 230.2 million, US$215.7 million and US$135.7 million on December 31, 2004, 2003 and 2002, respectively.

     The 7% increase in current assets between December 31, 2003 and December 31, 2004 was mainly due to an increase in working capital, specifically accounts receivable and inventories, due to higher sales, despite a decrease in deposits classified under other current assets

     The 60% increase in current assets between December 31, 2002 and December 31, 2003 was mainly due to an increase in cash and deposit reserves held from a bond the Company issued in December 2003 specifically to repay bank borrowings, some of which were paid in the first quarter of 2004, and an increase in working capital, specifically accounts receivable and inventories, due to higher sales.

The 3.7% increase in current assets between December 31, 2001 and December 31, 2002 was mainly due to increased cash and deposits as well as increased inventories mainly due to the start up of the OSB plant in Brazil and the particle board plant in Mexico during the same year.

     Total current liabilities were US$81.2 million, US$124.1 million and US$100.9 million on December 31, 2004, 2003 and 2002, respectively.

     The decrease of 35% of current liabilities between December 31, 2003 and December 31, 2004 was mainly due to a decrease in short-term bank borrowings.

     The increase of 23.0% of current liabilities between December 31, 2002 and December 31, 2003 was mainly due to an increase in short-term bank borrowings and the classification in the short-term of long-term bank borrowings, principally the approximately US$30 million Rabobank Ireland PLC loan. The increase of 50.3% in current liabilities between December 31, 2001 and December 31, 2002 was mainly due to the classification in the short-term of US$25 million of debt maturing in May 2003.

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

Contractual Obligations

     The following table summarizes the companies significant long-term contractual obligations as of December 31, 2004.

	Payments Due by Period (millions of U.S. dollars)

		Less Than 1			More Than 5
	Total	Year	1-3 Years	3-5 Years	Years

Long-term debt obligations	233.5	31.4	141	39.3	21.8
Capital lease obligations	0.1	0.1	—	—	—
Operating lease obligations	6.3	1.2	1.6	1.5	2
Purchase obligations	—	—	—	—	—
Other long-term liabilities on the registrant’s
balance sheet under GAAP	—	—	—	—	—

Total Contractual Obligations	239.9	32.7	142.6	40.8	23.8

     The Company has a long-term resin supply contract with Georgia Pacific Resins Ltd. to ensure the normal supply of resins for existing and future operations, including calculations for future growth of the Company. The estimated amount of the contract for 2005 is US$33 million. The contract is not a financial obligation since it does not oblige the Company to purchase a minimum amount from Georgia Pacific Resins Ltd.

Impact Of Inflation And Devaluation

     The functional currency of the Company is the U.S. dollar. Portions of the Company’s operating costs are denominated in Chilean pesos, Argentinean pesos, Brazilian reales and Mexican pesos. Since the revenues of the Company are primarily denominated in U.S. dollars, when inflation/deflation in these countries is not offset by a change in the exchange rate to the U.S. dollar, the financial position, results of operations and cash flows of the Company could be adversely affected. The value of the net assets of the Company not denominated in U.S. dollars can also be affected by devaluation of these currencies.

Critical Accounting Policies

     A summary of the Company’s significant accounting policies is included in Note 2 of the Consolidated Financial Statements, which are included in this annual report. The preparation of financial statements requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying footnotes. The Company’s estimates and assumptions are based on historical experiences and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of the Company’s financial condition and results and require management’s most subjective judgments. The Company’s most critical accounting policies and estimates are described below.

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

     Property, plant, and equipment is stated on Company’s balance sheet at cost less accumulated depreciation. Depreciation of buildings, equipment, and other depreciable assets is determined using primarily the straight-line method. The estimation of useful lives for fixed assets impacts the level of annual depreciation expense recorded. In estimating the useful lives and expected residual value of fixed assets, the Company has primarily relied on actual experience with similar plant and equipment and recommendations from engineers and manufacturers. Utilization of the straight-line method for recording depreciation or any of the other acceptable methods for depreciating assets will result in the same amount of depreciation over the life of an asset; however, the amount of annual depreciation expense and the resulting carrying amount of net property, plant, and equipment can vary significantly depending on the method elected.

     Expenditures that substantially improve and/or increase the useful life of facilities or equipment are capitalized. Maintenance and repair costs are expensed as incurred. The Company’s evaluation of whether an expenditure related to property, plant, and equipment substantially improves and/or increases the useful life of an asset and is appropriately capitalized as an addition to the asset’s cost basis or is expensed as normal maintenance and repair expense can significantly affect results of operations for a given period, as well as its financial position.

     Property, plant, and equipment assets are evaluated for possible impairment on a specific asset basis or in groups of similar assets, as applicable. This process requires the Company’s estimate of future cash flows generated by each asset or group of assets. In addition, the Company must make assumptions regarding product pricing, raw material costs, volumes of product sold, and growth rates to analyze the future cash flows for asset impairment assessments. If our estimates of projected undiscounted future cash flows were too high by 10%, there would be no impact on the reported value of property, plant and equipment test for impairment on our Consolidated Balance Sheet.

     Management believes that the estimates of future cash flows are reasonable; however, changes in estimates of such cash flows, changes in the likelihood of alternative outcomes, and changes in estimates of fair value could affect the evaluations.

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

     The Company initially carries a new plantation at the historical cost including tree development and forest maintenance. When the technical appraisal indicates that the value of a plantation has changed because it begins to have commercial value, the Company accounts for this by increasing or decreasing forestry plantations (which is a part of property, plant and equipment) and making a corresponding increase or decrease to the forestry reserves component of shareholders’ equity.

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

     When the Company appraises the value of its forests it makes judgments about estimated growth rates, current market conditions and statistical techniques. The value of the Company’s forests is significant and, accordingly, the results of these judgments can have material affects on the reported amounts of assets and shareholders’ equity on the Company’s balance sheet. If the estimated appraised value of our timber resources were too high by 10%, our net equity and the reported value of our forests assets would be overstated by ThUS$6,561. our net equity and the reported value of our forests assets would be overstated by ThUS$6,651, but there would be no impact on our reported net income as the changes to fair values of forests has no impact on earnings as discussed above.

Depletion

     Depletion, or costs attributed to timber harvested, is recorded as trees are harvested. Depletion rates are adjusted annually. Depletion rates are determined by each identifiable farm block and computed by dividing the original cost of the timber less previously recorded depletion by the total timber volume that is estimated to be harvested over the harvest cycle. The length of the harvest cycle varies by geographic region and species of timber. The depletion rate calculations do not include an estimate for future silviculture costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

     Significant estimates and judgments are required to determine the volume of timber available for harvest over the harvest cycle. Some of the factors affecting the estimates are changes in weather patterns, the effect of fertilizer and pesticide applications, changes in environmental regulations and restrictions that may limit the company’s ability to harvest certain timberlands, changes in harvest plans, the scientific advancement in seedling and growing technology, and changes in harvest cycles.

     We adjust our depletion rates annually on January 1st of each year. On January 1, 2004 we adjusted our depletion rates by 1.0% . As such, had our estimated volume of timber harvested at December 31, 2004 been estimated too high by 1.0%, our reported cost of sales for the year ended December 31, 2004, would have been understated by ThUS$44.

Inventories

     Inventories of finished goods, forests and plantations in the process of exploitation, materials and supplies are stated at the lower of direct production cost or market (net realizable value), primarily using the average cost method. Finished goods include certain indirect costs as appropriate. Determination of the net realizable value of each component of inventory is based on the current invoice price. Forests and plantations in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets. These estimates can affect the carrying value for inventories, and any required inventory write-down can affect results of operations in both current and future periods. Our inventory reserves at December 31, 2004 amounted to ThUS$789 which represents 1% of our total inventory of finished goods, materials and supplies. Additionally, we had no inventory write-downs during the year ended December 31, 2004. Had our inventory reserves and write-downs been underestimated by 10%, our cost of sales would not be materially affected.

Deferred income tax

     Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletin No. 60 of the Chilean Institute of Accountants. The effects of deferred income taxes at January 1, 2000, which were not previously recorded, are recognized in income beginning in 2000 as the temporary differences reverse. Under Technical Bulletin No. 60, deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will be realized. In making this determination, the Company considers both positive and negative evidence and make certain assumptions, including projections of taxable income. Changes in these assumptions may have a material impact on results. If our projections of taxable income were too high by 10% there would be no impact on the balance of our reported valuation allowance at December 31, 2004.

Item 6. Directors, Senior Management and Employees

Directors

     Masisa S.A. was managed by its Board of Directors, which, in accordance with the bylaws of Company, consisted of seven directors who were elected at the ordinary annual shareholders’ meeting. Directors were not required to be shareholders. The entire Board was elected every three years, and cumulative voting was permitted for the election of directors. The Board could appoint replacements to fill any vacancies that occurred during periods between elections. The bylaws provided that a resignation triggered an election for all Board members at the next annual meeting. The Board of Directors, as set forth below, was elected at the Masisa Ordinary Shareholders Meeting held on April 21, 2004 and the term of each of the current directors expired automatically on the effective date of the merger of the Company into and with Terranova on May 31, 2005. The election on April 21, 2004 was held two years early due to the resignation of Mr. Jaime Fernandez. There were regularly scheduled meetings of the Board once a month, and extraordinary meetings were called when needed by the Chairman.

     The names and positions of the members of the Board through May 31, 2005, their age and information on their principal business activities outside Masisa are as follows:

     Julio Moura, 53 years old, was the Company’s Chairman of the Board of Directors from 2002 through May 31, 2005. Mr. Moura is also Chairman of the Board of Directors and CEO of GrupoNueva and Chairman of the Board of Directors of Terranova. He has served as Member of the Executive Management Committee and Executive Vice-president for the Schindler Group and Sika Finanz in Switzerland among others. From 1980 until 1983 he was Senior Associate of the Consulting Company Booz Allen & Hamilton. Mr. Moura obtained a degree in mechanical engineering from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland and holds a MS from M.I.T., Sloan Management School of Management, USA.

     Gonzalo Zegers R.T., 44 years old, joined the Company in 1996 and served on the Board of Directors as Executive Vice-President from March 2003 through May 31, 2005. Prior to that he was the Company’s Chief Executive Officer from 1997 until March 2003. He also served as the Company’s Chief Financial Officer from 1996 to 1997. Mr. Zegers is currently the Chief Executive Officer of Terranova. Mr. Zegers previously served as Chief Executive Officer of C&D Agrofruta Ltda. and is currently on the Board of Directors of several companies related to Terranova. Mr. Zegers holds a business degree from Santiago University.

     Patrick A. Nielson, 54 years old, served as a Director of Masisa from July 2002 through May 31, 2005. He is Vice-president, General Counsel and Secretary of GrupoNueva. He also serves on the Board of Directors of Terranova. Prior to that, he was Vice President, General Counsel--Food Operations and Vice President International Legal and Regulatory Affairs of Dole Food Company, Inc. He has also been a member of the Board of Directors of Pascual Hermanos, S.A. of Spain and The Western Growers Association. Mr. Nielson holds a Bachelor of Arts from Lewis & Clark College and a Juris Doctor from Hastings College of the Law, University of California.

     Isidoro Palma P., 59 years old, served on the Board of Directors from 1988 to 1991 and again from 1993 through May 31, 2005. He served as Chairman of Masisa’a Directors Committee from 2001 through May 31, 2005. Mr. Palma served from 1980 to 1991 as Vice-President of Citicorp/Citibank Chile and was a member of the Board of Directors of several Chilean companies. He is currently a member of the Board of Directors of Cintac S.A., Iutasa S.A., Inversiones Juan Yarur S.A. and is a member of Comisión Clasificadora de Riesgos. Mr. Palma is also the principal partner and Executive Director of Inversiones y Asesorías Prime Ltda. Mr. Palma holds a business degree from the Catholic University of Chile, an MBA from Stanford University and is a Ph.D. candidate in Economics at the University of Minnesota.

     Jorge Carey, 63 years old, served as a Director on the Company’s Board from July 2002 through May 31, 2005. Mr. Carey has also served on the Board of Directors of Terranova since 2004. He has been a senior partner of Carey y Cia., a Chilean legal firm since 1976. Mr. Carey is a board member of several publicly traded corporations, including Cemento Melón S.A. (of which he is the Chairman), Quebrada Blanca S.A., Enaex S.A. and CCU. He is also a board member of several other Chilean institutions, including Corporación del Patrimonio Cultural de Chile and Consejo Nacional de Television and of several non-Chilean organizations, including Aur Resources Inc in Toronto, Canada, The Center for International and American Law in Dallas, Texas, U.S.A. and the Moneda Chile Fund in Bermuda. Mr. Carey worked early in his career for three years as a staff attorney in

Washington D.C. for the International Monetary Fund and the International Finance Corporation. He has been a professor of law at the Catholic University of Chile Law School and chairman of both the Chilean British Chamber of Commerce and the Chile Canada Chamber of Commerce in Santiago, Chile. He received his law degree from the Catholic University of Chile Law School and a Master’s degree in Comparative Jurisprudence from the School of Law of New York University where he was a Fulbright scholar.

     Ronald Degen, 61 years old, served as a Director of the Company’s Board from December 2003 through May 31, 2005. Mr. Degen is also Vice President for Merger and Acquisitions of the GrupoNueva, Vice President of the Board of Terranova and Chairman of the Board of Amanco Brasil. He was the President and CEO of Amanco Brasil, President and CEO of Companhia Paulista de Força e Luz (CPFL), Director of the Board of Bandeirantes de Energia, Director of the Board of Mercado Atacadista de Energia (MAE), President and CEO of Schindler Brasil, Vice President of Grupo Abril, Executive Director and COO of Editora Abril, Executive Director of Industria Villares and Director of Booz Allen & Hamilton International. He has a Professional Electrical Engineering Degree from Escola de Engenharia Mauá Brazil, is Graduate in Automation from the Swiss Federal Institute of Technology (ETH), Switzerland, and has an MBA from the University of Michigan, USA.

     Ignacio Guerrero G., 52 years old, joined the Company in 2000 and served on the Board of Directors from that time through May 31, 2005. He is also Managing Director of CMB Chile S.A., and serves on the Board of Directors of Rebrisa S.A., Zalaquett S.A., Nibsa S.A., Polo Ralph Lauren Chile, Axxion S.A. and A.F.I. CMB Prime. Prior to 2000 he was CFO of Codelco Chile, and Vicepresident of Citibank New York and of Citibank Chile. He has been a professor of Economics and Business at the Catholic University of Chile and at the Adolfo Ibañez University Business Schools. Mr. Guerrero holds an economics degree from the Catholic University of Chile and an MBA from Harvard University.

     Mr. Moura, Mr. Zegers, Mr. Degen, Mr. Nielson and Mr. Carey are directors or executive officers of affiliates of the Company within the GrupoNueva group. During the period between the resignation of the former Board Member, Mr. Jaime Fernandez on December 18, 2003 and the Shareholders Meeting held in April 21, 2004, the Board of Directors was formed by the current Directors.

Directors Committee / Audit Committee

     Under the Chilean Stock Companies Act, all public companies must have a comité de directores, or directors committee which must be responsible for:

  examining and commenting on the financial statements and external auditor’s report that is delivered to the Company prior to the final presentation of such financial information at the annual shareholders’ meeting;

  nominating the external auditors and rating agencies that will be presented for approval at the annual shareholders’ meeting;

  evaluating and reporting to the Board of Directors on transactions with related parties pursuant to Article 89 of the Chilean Stock Companies Act as well as transactions in which a director, manager or executive officer of the Company has an interest as required by Article 44 of the Chilean Stock Companies Act; and

  advising on the compensation of the Company’s senior management.

During 2004 and prior to the merger of Masisa and Terranova on May 31, 2005, Masisa’s director’s committee also served as its audit committee.

     Masisa’s director’s committee was composed of three director members and was created in April 2001. In August 2002, due to the acquisition by Terranova of its majority and controlling interest in Masisa, Mr. Juan Obach was replaced on the committee by Mr. Jaime Fernández. The other two members of the committee were Mr. Isidoro Palma and Mr. Ignacio Guerrero. In an extraordinary meeting of the board of directors held on May 28, 2003, Mr. Palma, Mr. Guerrero and Mr. Zegers were designated as the members of the directors committee. Each of Mr.

Palma, Mr. Guerrero and Mr. Zegers were redesignated as members of the directors committee in an ordinary meeting of the board of directors on May 18, 2004. Upon completion of the merger by incorporation of Masisa into and with Terranova this committee does no longer exist.

Senior Management

     Masisa’s executive officers were appointed by the Board and held office at the discretion of the Board. The names, ages, responsibilities and prior business experience of Masisa’s senior officers were are follows:

     Eduardo Vial R.T., 51 years old, is the Company’s Chief Executive Officer, a position he held from March 2003 through May 31, 2005. Prior to that, he was Company’s Chief Operating Officer from 1986 through March 2003. Before joining the Company, he was in charge of INFORSA’s sawmill operations. Mr. Vial holds a degree in Forestry Engineering from the University of Chile.

     Alejandro Droste B., 39 years old, joined Masisa in October 2004 and served as Chief Financial Officer from that time through May 31, 2005. Mr. Droste is also a Director of Inversiones Internacionales Terranova S.A. and Chief Financial Officer of Terranova S.A. since February 2003. Previously, Mr. Droste was Deputy CFO of Masisa from September 1998 to December 2000, and Chief Financial Officer of Masisa do Brasil from December 2000 to February 2003. Mr. Droste holds a degree in Commercial Engineering from the University of Santiago in Chile and a Masters degree in finance from the London School of Economics, in the United Kingdom.

     Maria Emilia Correa, 47 years old, joined GrupoNueva in 2000, and served as Vice-President, Social and Environmental Responsibility, from that time through May 31, 2005. In addition, Ms. Correa has served as Chief Social and Environmental Officer for Masisa and Terranova since July 2004. She divides her time approximately equally among GrupoNueva, Terranova and Masisa. Ms. Correa served as Executive Director of Colombian BCSD from 1995 to 2000. Ms. Correa holds a law degree from the Universidad de los Andes of Bogota in Colombia and a Masters degree in sociology from the New School for Social Research, USA.

     Patricio Reyes U., 37 years old, joined Masisa in September 2004, and served as General Counsel since from that time through May 31, 2005.. Mr. Reyes has also been the General Counsel of Terranova since 2002. Prior to the merger, he divided his time approximately equally between Terranova and Masisa. He also serves as a Director of IITSA and Oxinova S.A. Prior to joining Terranova, Mr. Reyes worked as associate attorney for Estudio Arturo Alessandri, a Chilean law firm. Mr. Reyes holds a law degree and a Masters degree in corporate law from the Catholic University of Chile. He is a practicing lawyer in Chile as designated by the Supreme Court of Chile and is a member of the Chilean College of Lawyers.

     Fernando A. Errázuriz O., 42 years old, joined Masisa and Terranova in July 2004, and served as Chief Supply Chain Officer to Masisa of the companies from that time through May 31, 2005. Mr. Errázuriz has also served as Chief Supply Chain Officer of Terranova since July 2004. Prior to joining Masisa, Mr. Errázuriz served as Supply Chain Director at Kimberly Clark, a paper company, from 1997-2004. Mr. Errázuriz holds a civil engineering degree from Catholic University of Chile and a Masters in Business Administration from Adolfo Ibáñez University in 1997.

     Jorge Correa D., 56 years old, joined Masisa in 1997 and has served as Chief Executive Officer of Forestal Tornagaleones and Forestal Argentina, former forestry subsidiaries of Masisa, since then. He divides his time approximately equally between Forestal Tornagaleones and Forestal Argentina. Mr. Correa also works four hours per week as a part-time Professor of Forestry Engineering at the University of Chile and Universidad Mayor. Mr. Correa holds degree in Forestry Engineering from the University of Chile.

     Italo Rossi B., 51 years old, was Masisa’s Chief Corporate Marketing Officer, a position he held from May 2004 through May 31, 2005. Mr. Rossi joined Masisa in 1989 as Chief Sales and Marketing Officer. He served as Chief Executive Officer of Masisa do Brasil from 1999-2004. Before joining Masisa, he was Forestry Director at Fundación Chile. Mr. Rossi holds a degree in Forestry Engineering from the University of Chile.

     Manfred Timmermann B., 54 years old, was the Company’s Chief Engineering Officer, a position he held from 1993 through May 31, 2005. Mr. Timmermann joined the Company in 1978 as Head of Technology of the Valdivia Plant and was named Head of Technology of the Chiguayante plant in 1993. In 1987, he was named

Deputy Production Officer of the Mapal plant and was named Masisa Concepción’s Deputy Engineering Officer in 1990. Mr. Timmermann holds a degree in Civil Mechanical Engineering from the University of Chile.

     Miguel Oneto R., 48 years old, was the Company’s Chief Human Resources Officer, a position he held from 1997 through May 31, 2005. Mr. Oneto is also Chief Human Resources Officer of Terranova from 2003. Prior to the merger, he divided his time approximately equally between Terranova and Masisa. Prior to joining Masisa, he was Head of McKay’s Holding Training Department, Head of the Training Department of Banco BHIF and Human Resources and Administration Manager of AFP Habitat S.A., Laboratorio Ballerina and First National Bank of Boston. Mr. Oneto received a degree in Business Administration from the University of Santiago and a postgraduate degree in Human Relations and Labor Psychology from the Catholic University of Chile.

     Martin Köster, 44 years old, was the Chief Export Officer, a position he held from July 2001 through May 31, 2005. Prior to that he was Export Manager, a position he held from August 1992, when he joined the Company, until July 2001. Mr. Köster holds a degree in Forestry Engineering from the University of Chile.

Compensation

     For the year ended December 31, 2004, the aggregate amount of compensation paid by Masisa S.A. to its directors and executive officers was approximately US$1,458,734. Members of the Company’s Board received per diem fees as well as a participation in Masisa’s net profits. In 2004, the directors as a group received 2% of net profits. The Company and its subsidiaries did not maintain any pension or retirement programs for its directors or executive officers.

The table below sets forth compensation paid to directors during 2004.

DIRECTOR COMPENSATION

	Per Diem for attendance at board meetings	Profit sharing	Per Diem for attendance at directors committee

Directors (1)
	US$	US$	US$
Isidoro Palma	9,901	22,618	2,513
Ignacio Guerrero	9,901	22,618	2,513
Julio Moura	9,901	45,236	—
Jaime Fernández	—	23,795	—
Jorge Carey	9,901	22,618	—
Patrick Arthur Nielson	9,901	22,618	—
Gonzalo Zegers	9,901	27,978	2,513
Ronald Degen	9,901	806	—
Patricio Reyes	—	3,966	—
Total	69,307	192,253	7,539

     The executives of Masisa S.A. received an aggregate amount of compensation of approximately US$1,374,734 and severance payments of US$84,000 during the year 2004.

     The Company did not provide benefits upon termination of employment under any service contract or plan for directors.

Employees

     As of December 31, 2004, the Company had 1,586 employees, including employees of all of its Chilean, Argentinean, Brazilian, Peruvian, Ecuadorian and Mexican subsidiaries. The significant increase in the number of employees in 2004 was due mainly to changes in Chile’s labor code that required us to contract workers that were previously sub-contracted. The following table sets forth the number of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 2004:

EMPLOYEES BY JOB-CATEGORY(1) AND LOCATION

	Executives			Professionals			Workers			Consolidated

	2002	2003	2004	2002	2003	2004	2002	2003	2004	2002	2003	2004

Masisa
Chile	21	21	32	133	189	223	515	459	625	670	669	880
Argentina	15	9	11	54	45	46	141	142	290	210	196	347
Brazil	7	7	7	39	51	61	102	106	128	148	164	196
Mexico	4	6	5	24	34	54	130	112	98	158	152	157
Peru / Ecuador	1	1	1	1	5	5	-	-	-	2	6	6

Total	48	44	56	251	324	389	888	819	1,141	1,188	1,187	1,586

(1)	Executives include the CEO, Chief Managers, Deputy Chief Managers and Plant Head Managers. Professionals include Middle Managers, Supervisors and professionals in positions without supervision. Workers include all employees other than executives and professionals.

     Chile. As of December 31, 2004, the Company had 880 permanent employees in Chile, representing growth of 32% compared to 2003. This growth was due primarily to the beginning of operations of a new MDF moldings production line, changes in the labor code, and new corporate management services such as Supply Chain, Planning and Marketing. Masisa Peru had six employees as of December 31, 2004. Approximately 53% of Masisa’s Chilean employees are represented by six labor unions. The Company still employs subcontractors for many tasks.

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

     None of the Company’s agreements with its unions have expired as the Company’s policy has been to establish a long-term alliance with its employees. The Company believes that it has good relationships with the labor unions. The Company has no reason to believe that future collective bargaining processes will not follow past practice and does not anticipate any work stoppages at any of its facilities. Compensation for unionized personnel and employees is established in accordance with the relevant collective bargaining agreements. Pursuant to these agreements, employees receive a salary according to a scale that is based upon job function, performance and seniority. Unionized employees also receive certain benefits provided for by law and certain benefits that vary depending upon the terms of their collective bargaining agreement.

     All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay. Non-unionized permanent employees are entitled to a basic payment of one month’s salary (with a maximum of UF90, equivalent to US$2,680 as of December 31, 2004) for each year or fraction thereof worked, provided that the fraction is at least six months. This benefit is subject to a limitation of a total payment of no more than 11 months’ salary for employees hired after August 14, 1981 (severance payments to employees hired before August 14, 1981 are not subject to this limitation). Although Masisa Chile could apply this limitation to the severance pay it pays to its employees, the Company voluntarily pays severance payments calculated based upon the total time such employees have been employed by the Company, without regard to the statutory limitation. This method of determining severance payments, however, has not been made a part of the Company’s employment contracts.

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

     Argentina. As of December 31, 2004, Masisa Argentina had 347 employees, which represented a increase of 77% as compared to 2003, principally due to the beginning of operations of new MDF molding production lines.

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

     Masisa Argentina does not maintain any pension or retirement programs for its employees. As in Chile, pension plans in Argentina are administrated by an independent Administradoras de Fondos de Jubilaciones y Pensiones (Pension Fund Managers). The Company has no liability for the performance of the pension plans or any pension payments to be made to the employees in Argentina.

     Brazil. As of December 31, 2004, Masisa Brazil had 196 employees, representing an increase of 20% compared to 2003 due principally to an increase in administrative staff accompanying strong growth in that market.

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

     Mexico. As of December 31, 2004, the Company had 157 permanent employees in Mexico, representing a 3% increase compared to 2003 due principally to continued improvements in efficiency.

     In Mexico, as in Argentina and Brazil, collective bargaining agreements are negotiated on an industry-wide basis. Employees at Maderas y Sintéticos de México S.A. de C.V. and Maderas y Sintéticos Servicios S.A. de C.V. are members of one industry-wide union. Therefore, all of the collective bargaining agreements between such companies and the union are the result of industry-wide collective bargaining. However, only 34% of such companies employees in Mexico are union members. The collective bargaining agreements are renewed each year. The current collective bargaining agreement was entered into in January 2005.

     All employees who are dismissed for reasons other than misconduct are entitled by law to severance pay, which corresponds to a three months salary plus twelve days salary per year or fraction thereof worked.

     Maderas y Sintéticos de Mexico does not maintain any pension or retirement programs for its employees. As in Brazil, Maderas y Sintéticos de Mexico makes monthly contributions to severance indemnity plans, government pension and social security, and such payments are expensed as incurred. The Company had no liability for the performance of the pension plans or any pension payments to be made to the employees in Mexico.

Share Ownership

     None of the Company’s directors or executive officers owns one percent or more of the shares of the Company as of December 31, 2004. The Company had no stock option plan for its directors, executive officers or employees.

PART III

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Masisa S.A.’s only outstanding voting securities are shares of its common stock without nominal (par) value (“Common Stock”). On April 12 and April 13, 2005, respectively, the shareholders of Masisa and Terranova approved the merger by incorporation of Masisa into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, Masisa no longer exists. Terranova continues as the surviving entity and is the legal successor of Masisa for all purposes. However, shares and ADSs of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. It typically takes between 60 and 90 days after the date of the last of the shareholder meetings at which the merger is first approved to complete this process. Although we cannot predict the exact amount of time that will be required to make or obtain the various filings and approvals, we expect to complete this process and exchange shares and ADSs of Masisa for shares and ADSs of Terranova in early July 2005. Until the share exchange occurs, each such share and ADS of Masisa outstanding represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively.

     As of May 30, 2005, there were 928,514,743 shares of Common Stock issued and outstanding.

     The table below shows, as of May 30, 2005, the number and percentage of shares owned by each person known by the Company to own more than five percent of Masisa S.A.’s outstanding Common Stock. The Company is required under Chilean regulations to disclose its twelve largest shareholders, and this information is also included in the table.

MAJOR SHAREHOLDERS

Shareholder	Number of shares	%

Terranova S.A.	486861555	52.43%
The Bank Of New York	49184040	5.30%
AFP Habitat S.A. para Fdo. Pension C	29985494	3.23%
AFP Cuprum S.A. para Fdo. Pension C	21673708	2.33%
AFP Provida S.A. para Fdo. Pension C	20851507	2.25%
AFP Habitat S.A. Fondo Tipo B	16186883	1.74%
AFP Santa Maria S.A. para Fdo. Pension C	14928313	1.61%
AFP Cuprum S.A. Fondo Tipo B	13804586	1.49%
Citicorp Chile Fdo De Inv.Mobiliaria	13187954	1.42%
Bolsa De Comercio De Santiago, Bolsa De	12974958	1.40%
AFP Provida S.A. Fondo Tipo B	12973203	1.40%
AFP Bansander S.A. Fdo. Pension C	11808616	1.27%
AFP Cuprum S.A. Fondo Tipo A	10472010	1.13%
AFP Cuprum S.A. Fondo de Pension D	8837806	0.95%

(1)	Pursuant to the requirements of Chilean law, all Common Stock represented by American Depositary Shares is owned of record by The Bank of New York, as Depositary. See “Item 10. Additional Information–Exchange Controls.”

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

     At an Extraordinary Shareholders’ Meeting held on October 31, 2003, the merger of Forestal Terranova S.A. and Terranova S.A. was approved, with Forestal Terranova S.A. being incorporated into Terranova S.A. Therefore Forestal Terranova S.A. was dissolved and Terranova S.A. acquired all its assets and liabilities. Included in the assets of Forestal Terranova S.A., there were 486,861,555 Masisa S.A. shares, which as a result of the merger, were automatically transferred to Terranova S.A. At the time of that merger, on October 31, 2003, Forestal Terranova S.A. owned 99.9% of the Terranova S.A. shareholder’s equity.

     On May 31, 2005, Masisa was merged into and with Terranova as described above.

     None of the major shareholders of Masisa had voting rights different than those corresponding to minority shareholders. Additionally, as of December 31, 2004, 20,294,207 shares of common stock were held by thirteen record holders resident in the United States, and 69,416,610 shares of common stock represented by 2,313,887 ADSs, were held of record by one holder for the benefit of our ADS holders. As of May 30, 2005, 11,619,557 shares of common stock were held by nine record holders resident in the United States, and 49,184,040 shares of common stock represented by 1,639,468 ADSs, were held of record by one holder for the benefit of our ADS holders.

Related Party Transactions

     Article 89 of the Chilean Corporations Law requires that a company’s transactions with related parties shall fulfill equity conditions similar to those usually prevailing in the market. Directors and executive officers of companies that violate Article 89 are liable for losses resulting from such violation. In addition, Article 44 of the Chilean Corporations Law provides that a company may enter into transactions in which a director, manager or executive officer has a personal interest, only if such operations are previously known and approved by the Board of Directors and the terms of such transaction are similar to those prevailing in the market. In circumstances where it is not possible to determine if the terms of such transaction are similar to those prevailing in the market, Chilean law requires the Board to approve or reject such transaction with the abstention of any director with an interest on such a transaction. Resolutions approving such transactions must be reported to the company’s shareholders at the next shareholders’ meeting. Violation of Article 44 may result in administrative or criminal sanctions for the company, and shareholders or interested third parties who suffer losses as a result of such violation have the right to receive compensation in certain situations.

     During 2004 and 2005 up to May 31, the Company engaged in certain transactions with related companies and persons. The majority of these transactions involved the sale of products and/or services between subsidiaries at market prices. For details of such transactions, see Note 19 to the Consolidated Financial Statements.

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

     Pursuant to the contract the Company had administrative control of Fibranova’s operations, including, with some restrictions, management of all areas of that company, including senior management, finance and administration, marketing, commercial and human resources. The contract had a term of three years. Under the contract, the Company was paid for its services an amount equal to 8% of Fibranova’s annual operating result. Additionally, during the term of the contract and for a period of up to three years thereafter the Company had a preferential and irrevocable option to acquire shares and assets of Fibranova, exercisable in the event Terranova intended to sell any such shares or assets to third parties. As a result of the merger of Masisa with Terranova, the merged company has assumed the rights and obligations of the Company under the contract.

Item 8.Financial Information

Consolidated Financial Statements

     See “Item 18. Financial Statements” and pages F-1 through F-47.

Export Sales

     For a discussion of the Company’s export sales, see “Item 5. Operating and Financial Review and Prospects—Results of Operations.”

Legal and Arbitration Proceedings

     The Company was party to certain legal proceedings arising in the normal course of its business, none of which management considered, individually or in the aggregate, to be material.

Dividend Policy

     The Company’s dividend policy was determined from time to time by its Board of Directors and announced at the annual ordinary shareholders’ meeting, which was generally held in March or April. Shareholder approval of the dividend policy was not required. However, each year the Board was required to submit for approval at the annual ordinary shareholders’ meeting a declaration of the final dividend corresponding to the preceding year. Dividends are not price level adjusted between the end of the preceding year and the date of the declaration of the final dividend. As required by the Chilean Corporations Law, unless otherwise decided by unanimous vote of the issued and subscribed shares of Common Stock, the Company was required to distribute a cash dividend in an amount equal to at least 30% of the Company’s consolidated net income for that year (on a Chilean GAAP basis), unless and except to the extent the Company had a deficit in retained earnings.

     At the Company’s Annual General Shareholders Meeting held on April 12, 2005, the Board of Directors proposed, and the shareholders approved, a dividend policy calling for dividends not lower than 30% and not higher than 50% of the Company’s net income in 2004 and for future years. In addition, the Company’s shareholders approved an Ordinary Dividend equal to 30% of the Company’s 2004 net income and an Extraordinary dividend of US$54 million.

     In addition to the Ordinary Dividend and in connection with the approval of the merger with Terranova, Masisa’s shareholders approved an Extraordinary Dividend of US$54.0 million which was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights and such conditions have successfully been met.

     Dividends were paid to shareholders of record on the fifth business day preceding the date set for payment of the dividend. The holders of the ADRs on the applicable record dates for the ADSs were entitled to participate fully in all dividends declared after their acquisitions of the ADSs, subject to payment of the applicable taxes. For additional information, see “Item 10. Additional Information—Taxation.”

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

	Santiago Stock Exchange		New York Stock Exchange

Years ended	Ch$ per Common Share(1)		US$ per ADS(2)

December 31,	High	Low	High	Low

2000	295.00	203.00	17.25	10.94
2001	330.00	221.00	15.70	9.40
2002	282.00	130.00	13.08	5.30
2003	242.00	155.00	12.47	5.90
2004	385.00	215.00	20.25	10.76
2003
First Quarter	184.00	155.00	7.80	5.90
Second Quarter	205.00	174.00	8.70	7.23
Third Quarter	199.00	165.00	8.70	7.23
Fourth Quarter	242.00	185.00	12.47	8.30
2004
First Quarter	258.01	215.00	14.49	10.76
Second Quarter	275.25	235.25	13.10	11.20
Third Quarter	339.90	274.96	16.55	13.00
Fourth Quarter	385.00	317.00	20.25	15.45
2005
First Quarter	389.00	345.00	20.00	18.30
Monthly Prices
January, 2005	367.00	345.00	19.80	18.30
February, 2005	377.00	362.10	19.73	18.45
March, 2005	389.00	365.00	20.00	18.49
April, 2005	387.90	363.90	20.20	18.70
May, 2005	373.60	319.00	19.80	16.14

(1)	Chilean pesos are reflected at historical values and therefore are not adjusted to reflect changes in purchasing power.
(2)	1 ADS = 30 shares of Common Stock.

Markets

     The Company’s Common Stock is traded on the Santiago Stock Exchange, the Bolsa Electrónica de Chile, Bolsa de Valores (the “Electronic Stock Exchange of Chile”) and the Bolsa de Corredores, Bolsa de Valores (the “Valparaiso Stock Exchange”). The Company conducted a preemptive rights offering in Chile and an international offering of ADSs, evidenced by American Depositary Receipts (“ADRs”), in June 1993 (the “1993 Offerings”). Since the consummation of the 1993 Offerings, the ADSs (each ADS represents 30 shares of Common Stock) have been traded in the United States on the New York Stock Exchange under the symbol MYS. The ADRs are outstanding under a Deposit Agreement dated June 17, 1993 among the Company, The Bank of New York, as depositary, and the holders, from time to time, of such ADRs.

     On April 12 and April 13, 2005, respectively, the shareholders of Masisa and Terranova approved the merger by incorporation of Masisa into and with Terranova. The completion of the merger was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights. Those conditions were satisfied and the merger became effective on May 31, 2005. As a consequence, Masisa no longer exists. Terranova continues as the surviving entity and is the legal successor of Masisa for all purposes. However, shares and ADSs of Masisa have not yet been exchanged for shares and ADSs of Terranova and that exchange will not occur until Terranova has completed certain additional filings and obtained certain approvals related to the issuance of its shares and ADSs in exchange for shares and ADSs of Masisa. It typically takes between 60 and 90 days after the date of the last of the shareholder meetings at which the merger is first approved to complete this process. Although we cannot predict the exact amount of time that will be required to make or obtain the various filings and approvals, we expect to complete this process and exchange shares and ADSs of Masisa for shares and ADSs of Terranova in July 2005. Until the share exchange occurs, each such share and ADS of Masisa outstanding represents only the right to receive upon exchange 2.56 shares or 1.536 ADSs of Terranova, respectively. Upon the exchange of shares and ADSs of Masisa for shares and ADSs of Terranova, Masisa’s shares will cease to trade on all exchanges on which they trade as of the date of this document.

     The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The Santiago Stock Exchange, which is Chile’s principal exchange, had a market capitalization of approximately US$116.1 billion as of December 3l, 2004 and an average monthly trading volume of approximately US$$992.3 million for 2004. The Santiago Stock Exchange was established in 1893 and is a private company whose equity consists of 48 shares held by 46 shareholders. As of December 31, 2004, 239 share series were listed on the Santiago Stock Exchange. The Santiago Stock Exchange accounts for approximately 81.87% of all amounts of equity securities traded in Chile.

     Equity, closed-end funds, fixed-income securities, short-term and money market securities, gold and U.S. dollars are traded on the Santiago Stock Exchange. In 1991, the Santiago Stock Exchange initiated a futures market with two instruments: U.S. dollars futures and Selective Share Price Index (“IPSA”) futures. In 1994, the Santiago Stock Exchange initiated an option market. Regarding securities, they are traded primarily through an electronic system of trade, called Telepregón, which operates from 9:30 a.m. to 4:30 p.m. The Electronic Stock Exchange of Chile operates continuously from 9:30 a.m. to 4:30 p.m. on each business day.

     The three main share price indices for the Santiago Stock Exchange are the General Share Price Index (the “IGPA”), the IPSA and the Inter-10. The IGPA is calculated using the prices of 158 issues and is broken into five main sectors (although there are 15 sectors in total): banks and finance, farming and forest products, mining, industrials and miscellaneous. The IPSA is a major company index, currently including the Exchange’s 40 most active stocks. Shares included in the IPSA are weighted according to the value of shares traded and account for more than 80% of the entire market capitalization. The Inter-10 corresponds to the quarterly l0 most active Chilean ADRs. Masisa’s stock is included in both the IGPA and the IPSA. In addition, there are two main share price indices for the Electronic Stock Exchange, the Global Index and the ADRIAN. The Global Index is composed of the 42 shares most representative of the Chilean economy and are integrated by four industrial sectors: electricity, services, industry and natural resources. The ADRIAN incorporates all the Chilean ADRs.

     Approximately 17.21% of equity trading is conducted on the Chilean Electronic Stock Exchange, an electronic trading market which was created by banks and non-member brokerage houses. The remaining 0.92% of equity is traded on the Valparaíso Stock Exchange.

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

Organization and Register

     Masisa S.A. was a publicly-held stock corporation (sociedad anónima abierta) organized under the laws of Chile. Masisa was incorporated by a public deed dated January 31, 1964, an abstract of which was published in the Diario Oficial de la República de Chile No. 25.897 (Official Gazette of Chile No. 25.897) on July 23, 1964. This publication is recorded on page 143 No. 52 of the Registro de Comercio del Conservador de Bienes Raices y Comercio de Valdivia (Real Estate and Commercial Registry of Valdivia) for the year 1964. The corporate purpose of Masisa, as stated in its Bylaws, was broadly defined to include the production and sale of wood products, as more fully set forth in the Third Article of its Bylaws. Masisa S.A. has an indefinite corporate duration.

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

Director Requirements

     The Bylaws required the board to consist of seven directors. The entire board was elected every three years. There was no requirement that a director be a stockholder of Masisa.

     The Bylaws of Masisa do not contain any provision regarding a mandatory retirement age for the Company’s directors, nor does Chilean law contain any provision in this respect.

     According to Chilean Corporations Law, a company can only execute transactions wherein one or more directors have material interest, provided that such contracts are previously known and approved by the Board and correspond to an arm’s-length transaction. Board agreements thereto must be informed in the next shareholders meeting. For this purpose, the law assumes that a director has an interest in any transaction in which he or she intervenes personally or through his or her spouse or relatives up to second degree (brothers or sisters, parents, grandparents, sons or daughters and grandsons or granddaughters); or through the companies or partnerships in which the director owns more than 10% of their capital; or through the companies or partnerships wherein any of the aforementioned persons is a director, or directly or indirectly owns more than 10% of its capital; or if the director acts as attorney-in-fact of the company’s counterpart; or if the director or his or her related parties act as counsel in connection with the transaction.

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

     Pursuant to the Chilean Corporations Law, if the bylaws of a company establish compensation for directors, such compensation must be agreed to in a Shareholders Meeting. The company’s bylaws establish that the directors will be compensated in an amount determined by the Annual Shareholders Meeting, notwithstanding the right of the Board to agree to compensate a director for the performance of any other duty different from his or her duty as a director.

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

Dividend and Liquidation Rights

     In accordance with Chilean law, Masisa was required to distribute mandatory cash dividends of 30% of its net income calculated in accordance with Chilean GAAP unless otherwise decided by a unanimous vote of the holders of the Shares. See “Item 3. Key Information—Dividends” and “Item 8. Financial Information—Dividends.”

     At the option of Masisa, the portion of any dividend which exceeds the mandatory limits established pursuant to Chilean law could be paid in cash, in shares of Masisa or in shares of corporations owned by it. Shareholders who do not expressly elect to receive a dividend other than in cash are legally presumed to have decided to receive the dividend in cash.

     Those dividends not collected by the shareholders entitled thereto within 5 years as of payment date, was required to be donated by Masisa to the Chilean Firemen Corps.

     In the event of a liquidation of Masisa, the holders of fully paid shares of Common Stock would participate in the assets available after payment of all creditors in proportion to the number of shares held by them.

Shareholders’ Meetings and Voting Rights

     The general annual meeting of the shareholders (a “General Annual Shareholders’ Meeting”) of the Company was held during the first fourth months of each year. Special meetings (an “Extraordinary Shareholders Meeting”) were be called by the board of directors when deemed appropriate or when requested by shareholders representing at least 10% of the issued voting shares or by the SVS. Notice to convene the General Annual Shareholders’ Meeting or a special meeting was given by means of a notice in a newspaper published in Masisa’s corporate domicile (currently Valdivia) or in the Official Gazette in a prescribed manner. Notice was required to be also be mailed to each shareholder and given to the SVS 15 days in advance of the meeting.

     The quorum for a shareholders’ meeting was established by the presence, in person or by proxy, of shareholders representing at least the absolute majority of the issued voting shares of Masisa; if a quorum was not present at the first meeting, the meeting could be reconvened and upon the meeting being reconvened, shareholders present at the reconvened meeting were deemed to constitute a quorum regardless of the percentage of the shares represented. However, if a shareholders meeting was called for the purpose of:

  considering a change of organization, merger or division of Masisa;

  an amendment to the term of duration or early dissolution;

  a change in corporate domicile, (iv) a decrease of corporate capital;

  approval of capital contributions or assessments of assets other than cash;

  modification of the authority reserved to shareholders meetings or limitations on the Board of Directors;

  reduction in the number of the Board of Directors;

  the sale, transfer or disposition of 50% or more of Masisa’s assets, either including or excluding its corresponding liability, or the formulation or modification of any business plan which contemplates the sale, transfer or disposition of assets in such amount;

  the form of distributing corporate benefits;

  a guaranty by Masisa of liabilities of any third-party other than a subsidiary, in an amount exceeding 50% of Masisa’s total assets;

  the purchase by Masisa of its issued stock in accordance with articles 27A and 27B of Chilean Corporations Law;

  the amendment of any formal defects in the company’s bylaws which may nullify it’s incorporation, or other matters as may be set forth in the company’s bylaws.

The vote required at such a meeting was a two-thirds majority of the issued Common Stock.

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

     Only shareholders registered as such with Masisa Chile at least five days prior to the date of a shareholders meeting were entitled to attend and vote their shares. A shareholder could appoint another individual (who need not have been a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders meeting had one vote for every share subscribed.

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

  The transformation of the company;

  The merger of the company;

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

  The approval of our ceasing to be subject to the regulations applicable to publicly held corporations in the event we no longer meet the requirements under Chilean law to qualify as such a corporation.

Material Contracts

     Masisa believes that none of its agreements are material to its business because they are immaterial with respect to amount or significance.

Exchange Controls

     The Central Bank of Chile, among other things, is responsible for monetary policies and for exchange controls in Chile. As of April 19, 2001, Chapter XXVI of Title I of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile (“Chapter XXVI”) was eliminated and new investments in ADR’s by non-residents of Chile, are now governed by Chapter XIV of the Compendio de Normas de Cambios Internacionales of the Central Bank of Chile (“Chapter XIV”). According to the new regulations, such investments must be carried out through Chile’s Mercado Cambiario Formal (the “Formal Exchange Market”) and reported to the Central Bank of Chile. Foreign investments may still be registered with the Foreign Investment Committee under Decree-Law 600 of 1974, as amended (“Decree-Law 600”), and obtain the benefits of the contract executed under Decree-Law 600.

     Notwithstanding these new foreign exchange regulations of the Central Bank and the elimination of Chapter XXVI, the ADSs representing shares of common stock of Masisa are the subject of and regulated by a contract dated June 16, 1993 (the “Foreign Investment Contract”) among the Depositary, Masisa and the Central Bank, pursuant to Article 47 of the Central Bank Act and the regulations of Chapter XXVI, which was incorporated in the Foreign Investment Contract and addresses the issuance of ADSs by Chilean corporations. Under the Foreign Investment Contract, investors are granted access to the Formal Exchange Market for the purpose of converting amounts from pesos to dollars and repatriating from Chile amounts received with respect to deposited shares of common stock or shares of common stock withdrawn from deposit or the surrender of ADRs (including amounts received as cash dividends and proceeds from the sale in Chile of the underlying shares of common stock and rights arising therefrom). After completion of the merger of Masisa with and into Terranova, with Terranova continuing after the merger as the surviving company, holders of Masisa ADSs will have the right to receive Terranova ADSs and the provisions of the Chapter XXVI and the Foreign Investment Contract will no longer be applicable to the former holders of Masisa ADSs. Thereafter, all holders of Terranova ADSs will be subject to the new regulations of the Chapter XIV.

     Under Chapter XIV, foreign currency payments or remittances to parties abroad (outside of Chile) or made with funds held abroad, that correspond to the capital, interest, inflation adjustments, profits and other benefits in connection to the Terranova ADSs shall be reported to the Central Bank of Chile and shall take place through the Formal Exchange Market.

Taxation

Material United States Tax Consequences

     The following discussion is a description of the United States tax consequences to a U.S. Holder (as defined below) of the ownership of Masisa shares or ADSs. This discussion:

  does not purport to be an analysis of all the potential tax consequences that may be important to a Holder (as defined below) based on the Holder's particular tax situation;does not purport to be an analysis of all the potential tax consequences that may be important to a Holder (as defined below) based on the Holder's particular tax situation;

  is based on the current provisions of the United States Internal Revenue Code of 1986, as amended, which we refer to as the "Internal Revenue Code", the existing applicable United States federal income tax regulations promulgated or proposed under the Internal Revenue Code, which we refer to as the "Treasury Regulations", judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect;

  is applicable only to "Holders" who hold the Masisa common stock or ADSs as capital assets for U.S. federal income tax purposes;

  does not describe all of the U.S. tax consequences that may be relevant to Holders in light of their particular circumstances or to Holders subject to special rules, such as:

•	banks, thrifts, regulated investment companies or other financial institutions;

•	insurance companies;

•	banks,thrifts, regulated investment companies or other financial institutions;

•	tax-exempt entities;

•	pension funds;

•	brokers, dealers and certain traders in securities or foreign currency, or traders that elect to mark-to-market their securities;

•	persons holding the shares or ADSs as part of a position in a constructive sale transaction, a risk reduction transaction or other integrated transaction for U.S. federal income tax purposes;

•	individuals subject to special rules as a result of the termination of their U.S. citizenship or residency;

•	Holders subject to the alternative minimum tax;

•	corporations that accumulate earnings in order to avoid U.S. federal income tax;

•	U.S. Holders that have a functional currency that is not the U.S. dollar;

•	partnerships and other pass-through entities for U.S. federal income tax purposes that hold the shares or ADSs and investors holding interests in such partnerships or pass-through entities;

•	does not discuss any possible applicability of any state, local or non-U.S. taxes; and

•	does not discuss any reporting requirements of or other consequences under the Treasury Regulations relating to certain tax shelter transactions.

     We have not sought and will not seek any rulings from the Internal Revenue Service with respect to any matter discussed herein. No assurance can be given that the Internal Revenue Service would not assert,or that a court would not sustain, a position contrary to any of the tax characterizations and tax consequences set forth below.

     Holders are urged to consult with their own tax advisors concerning the U.S. federal, state, local and non-U.S. income and other tax consequences of the ownership of Masisa shares or ADSs.

     As used herein, the term "U.S. Holder" means a Holder that, for U.S. federal income tax purposes, is:

  a citizen or individual resident of the United States;

  a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust if a court within the United States is able to exercise primary supervision over the trust's administration, and one or more "United States persons" (as defined in section 7701(a)(30) of the Internal Revenue Code) have the authority to control all of the substantial decisions of that trust.

     Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as U.S. Holders.

     If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, is a Holder of Masisa common stock or ADSs, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons that are partners of a partnership holding shares or ADSs should consult their own tax advisors.

     Holders are urged to consult their own tax advisors with respect to the application of the U.S. income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. tax, the laws of any state, local or non-U.S. taxing jurisdiction and any applicable treaty.

U.S. Tax Consequences of Ownership of Masisa Shares or ADSs by U.S. Holders

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

     Taxation of Dividends. The gross amount of cash distributions or property distributions (other than certain distributions, if any, of Masisa shares or ADSs distributed pro rata to all of Masisa's shareholders, including Holders of ADSs) with respect to Masisa shares or ADSs, to the extent paid out of current or accumulated earnings and profits of Masisa (as determined under U.S. federal income tax principles), including the net amount of the Chilean withholding tax withheld on the distribution (after taking into account the credit for Chilean corporate income tax (the "First Category Tax")), will be included as a dividend in the gross income of a U.S. Holder of Masisa shares or ADSs as ordinary income when the dividends are received by the depositary or the Holder, as the case may be. Such distributions will not be eligible for the dividends received deduction generally allowed to corporations under the Internal Revenue Code. To the extent, if any, that the amount of any distribution by Masisa exceeds its current or accumulated earnings and profits as determined under U.S. federal income tax principles, such distribution will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in its shares or ADSs and, thereafter, as capital gain. Masisa does not maintain calculations of its earnings and profits for U.S. federal income tax purposes.

     Eligible dividends received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2008 in respect of shares or ADSs will generally be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the U.S. Holder hold the shares or ADSs, as applicable, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

     Dividends paid in Chilean pesos will be included in the income of a U.S. Holder in a U.S. dollar amount, regardless of whether the payment is in fact converted into U.S. dollars, calculated by reference to the exchange rate in effect on the day they are received by the depositary or the Holder, as the case may be. U.S. Holders are urged to consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any Chilean pesos received that are converted into U.S. dollars on a date subsequent to receipt. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution. The Chilean withholding tax (after taking into account the credit for the First Category Tax) will be treated as a foreign income tax that a U.S. Holder may elect to deduct in computing its income tax or, subject to certain complex limitations and conditions generally applicable to foreign tax credits under the Internal Revenue Code, to credit against its U.S. federal income tax liability. Dividends generally will constitute foreign source "passive income" or, in the case of certain U.S. Holders, "financial services income," which may be relevant for purposes of determining a U.S. Holder's foreign tax credit limitation. U.S. Holders are urged to consult their own advisors concerning the availability of, and limitations on, any such foreign tax credits in light of their particular circumstances.

     Taxation of Capital Gains. Upon the sale, exchange or other disposition of Masisa shares or ADSs, a U.S. Holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount of cash or fair market value of property received for the shares or ADSs and such U.S. Holder's adjusted tax basis (determined in U.S. dollars) in such shares or ADSs at the time of disposition. Any such gains or losses generally will be long-term capital gains or losses if the U.S. Holder has held the shares or

ADSs as capital assets for more than one year at the time of disposition. Long-term capital gains recognized by an individual U.S. Holder generally will be subject to a reduced rate of tax. The deductibility of capital losses is subject to limitations.

     Chilean taxes imposed on a sale or other disposition of Masisa shares or ADSs, net of any refund available to the U.S. Holder, generally will be treated as foreign income taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. Gain realized by a U.S. Holder on a sale or other disposition of Masisa shares or ADSs generally will be treated as U.S. source income. Because a U.S. Holder generally may not use a foreign tax credit to reduce its U.S. federal income tax liability in respect of its U.S. source income, in the case of a disposition of shares (which, unlike a disposition of ADSs, would be taxable in Chile), such U.S. Holder generally will not be able to utilize foreign tax credits in respect of Chilean tax imposed on such a disposition unless such Holder has other income from foreign sources, in the appropriate category, for purposes of the foreign tax credit limitation rules. U.S. Holders are urged to consult their tax advisors regarding the application of the foreign tax credit limitation rules to their investment in and disposition of the Masisa shares.

     Deposits and withdrawals of common stock by U.S. Holders in exchange for ADRs will not result in the realization of gains or losses for U.S. federal income tax purposes.

U.S. Backup Withholding Tax and Information Reporting Requirements

     U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate Holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or other disposition of, shares of common stock or ADSs made within the United States to a Holder of shares or ADSs (other than an "exempt recipient," including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons).

     A payor will be generally required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a Holder (other than an "exempt recipient"), if such Holder fails to furnish its correct taxpayer identification number and certain other information or otherwise fails to comply with the backup withholding tax requirements. The current backup withholding tax rate is 28 percent. Amounts withheld as backup withholding are allowable as a credit against the Holder's U.S. federal income tax upon furnishing certain required information to the Internal Revenue Service.

Material Chilean Tax Consequences

     The following discussion is a description of the Chilean tax consequences of the ownership of Masisa shares or ADSs to a holder who is not domiciled in or resident of Chile or a legal entity that is not organized under Chilean law and does not have a permanent establishment in Chile (a "Foreign Holder").

     For purposes of Chilean tax law, an individual is a resident of Chile if he has resided in Chile either more than six months in one calendar year; or

  a total of more than six months, in two consecutive tax years.

     Under Chilean law, certain provisions contained in statutes such as tax rates applicable to foreign investors, the computation of taxable income for Chilean purposes and the manner in which Chilean taxes are imposed and collected may only be amended by another statute. In addition, the Chilean tax authorities issue rulings and regulations of either general or specific application and interpret the provisions of Chilean tax law. Chilean taxes may not be assessed retroactively against taxpayers who act in good faith relying on such rulings, regulations and interpretations. Chilean tax authorities may, however, change such rules, regulations and interpretations prospectively. There is no general income tax treaty between Chile and the United States.

     This discussion:

  is based upon the tax laws of Chile as in effect on the date of this registration statement, including applicable regulations and rulings, and including ruling No. 324 of January 29, 1990 of the Chilean tax administration; and

  is not intended as Chilean tax advice to any particular Foreign Holder, which can be rendered only in light of its particular circumstances, and does not purport to be a complete analysis of the potential Chilean tax consequences that may be important to a Foreign Holder based on that Foreign Holder's particular tax situation or circumstances.

     We have not sought and will not seek any rulings from the Chilean tax administration with respect to any matter discussed herein. No assurance can be given that the Chilean tax administration would not assert, or that a court would not sustain a position contrary to any of the tax characterizations and tax consequences set forth below.

     Foreign Holders are urged to consult with their own tax advisors concerning the Chilean tax consequences of the ownership of Masisa shares or ADSs.

Chilean Tax Consequences of Ownership of Masisa Shares or ADSs by Foreign Holders

     The following discussion contains a description of the material Chilean Tax Consequences relevant to the purchase, ownership and disposition of Masisa shares or ADSs by a Foreign Holder. This description is based, in part, on the representations of the depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

     Taxation of Dividends. Cash dividends paid by Masisa with respect to its common stock or ADSs held by Foreign Holders will be subject to Chile's withholding tax at a rate of 35% (the "Withholding Tax"), unless the dividend is paid out of income exempt from the Withholding Tax. The Withholding Tax must be withheld and paid over to the Chilean Treasury by Masisa. A credit against the Withholding Tax is available in the amount of the First Category Tax actually borne by Masisa on the income paid as a dividend. The basis of the Withholding Tax will be equal to the amount of the cash dividend plus the amount of any available First Category Tax credit.

     The example below illustrates the effective Chilean Withholding Tax burden on a cash dividend received by a Foreign Holder, assuming a Withholding Tax rate of 35%, an effective First Category Tax rate of 17% and a distribution of all of the net proceeds available after payment of the First Category Tax.

Taxable income	100
First Category Tax (17% of US$100)	(17)
Net proceeds available	83
Dividend payment	83
Withholding Tax (35% of the sum of the dividend (US$83) and the available First Category Tax credit (US$17)	(35)
First Category Tax credit	17
Net dividend received	65

Payable Withholding Tax	(18)

     The tax character of the dividend (taxable or exempt from Withholding Tax) and the amount of any First Category Tax credit will be determined in accordance with the dividend imputation rules contained in Chile's income tax law. Such rules generally provide that dividends are imputed first to the company's oldest profits subject to Withholding Tax, then to any profits exempt from Withholding Tax, and finally to any book-profits in excess of taxable and exempt profits.

     Dividend distributions made in property (other than shares of common stock) will be taxed as if a cash dividend in the amount of the fair market value of the distributed property had been paid. Stock dividends are not subject to Chilean taxation upon distribution. The exercise of preemptive rights relating to common stock will not be subject to Chilean taxation. Gains from the sale of preemptive rights relating to common stock will be subject to both the First Category Tax and the Withholding Tax (subject to the credit outlined above).

     Taxation of Capital Gains. Gains realized on the sale, exchange or other disposition by a Foreign Holder of the ADSs (or ADRs evidencing ADSs) will not be subject to any Chilean taxes, provided that such sale, exchange or other disposition occurs outside of Chile. The deposit and withdrawal of common stock in exchange for ADRs is not subject to any Chilean taxes.

     The tax basis of the shares of common stock received in exchange for ADSs will be the acquisition cost of the shares adjusted for the CPI variation between the month preceding the exchange and the month preceding the sale. The valuation procedure set forth in the deposit agreement, which values shares of common stock that are being exchanged at the highest reported sale price at which they trade on the Santiago Stock Exchange on the date the exchange is recorded on the books of the Company, will determine the acquisition cost for this purpose. Consequently, the conversion of ADSs into common stock and the same-day sale of such common stock for the value established under the deposit agreement will not generate a taxable capital gain in Chile.

     Gain recognized on a sale or exchange of common stock (as distinguished from a sale or exchange of ADSs representing such common stock) held by Foreign Holders will be subject to Chilean income taxes at an effective rate of 35% if either the Foreign Holder has held the common stock for less than one year, counted from the date of acquisition of such common stock or since exchanging the ADSs for such common stock,

  the Foreign Holder acquired and disposed of the common stock in the ordinary course of its business or as a regular trader of shares, or the sale is made to a related entity.

      Otherwise, gain on the sale or other disposition of common stock will be subject generally to the First Category Tax as a sole income tax, currently imposed at a rate of 17%.

     In certain cases and provided certain requirements are met, capital gains realized on the sale of actively traded stock of Chilean public companies may be exempt from Chilean income taxes. The stock of Masisa is currently considered an actively traded stock in the Santiago Stock Exchange, and Foreign Holders of the stock may qualify for an income tax exemption. Foreign Holders are urged to consult with their own tax advisors to determine whether an exemption applies to them.

Other Chilean Taxes

     There are no Chilean inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of ADSs by a Foreign Holder, but such taxes may apply to transfers from inheritance, gifts or successions if the transferor acquired the ADSs with Chilean-source resources. There are no Chilean stamp, issue, registration or similar taxes or duties payable by a Foreign Holder of common stock or ADSs.

Chilean Withholding Tax Certificates

      Upon request, the Company will provide to Foreign Holders appropriate documentation evidencing the payment of the Withholding Tax (net of applicable First Category Tax).

Documents on Display

      Masisa S.A. is subject to the information requirements of the Securities Exchange Act of 1934 applicable to foreign private issuers, and accordingly Masisa S.A. files or furnishes reports, information statements and other information with the U.S. Securities and Exchange Commission. These reports and other information filed by Masisa S.A. can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public Reference Section of the U.S. Securities and Exchange Commission, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and at the U.S. Securities and Exchange Commission’s Regional Offices located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago,

Illinois 60661. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     Masisa S.A.’s SEC filings and submissions are also available from commercial retrieval services and, with respect to filings and submissions made after November 2002, may be obtained over the Internet at the website maintained by the SEC at www.sec.gov. As a foreign private issuer, Masisa S.A. was not required to make filings with the SEC by electronic means prior to November 2002.

     As a foreign private issuer, Masisa S.A. is exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the New York Stock Exchange may required Masisa S.A. to solicit proxies from its shareholders under some circumstances.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Qualitative Disclosure

     The Company is subject to market risk that losses could occur in the values of financial instruments from fluctuations in interest rates, foreign currency exchange rates and commodity prices. The Company is exposed to these risks in the normal course of its business due to its use of certain financial instruments and transactions in various foreign currencies. Based on current market conditions, the Company’s Chief Executive Officer and Chief Financial Officer establish policies for new loans, derivative contracts, time deposits, marketable securities and securities with resale agreements and policies.

     New long-term loans for financing new investments, or refinancing existing long-term loans, must be approved by the Company’s Board of Directors. In each country where the Company has operations, management is able to incur new short-term loans to finance working capital needs in the normal course of business. Intercompany loans between Masisa and its subsidiaries, or within its subsidiaries, are settled with fixed interest rates, on a case by case basis.

The Company’s Chief Executive Officer and Chief Financial Officer from time to time establish policies to manage the Company’s financial risk. Hedging interest rate exposure and foreign currency risk through the use of derivative contracts is specifically considered for purposes of managing such risks. Derivative instruments, such as swaps or cross currency contracts, which are based directly or indirectly upon interest rates and currencies, are used by the Company to manage and reduce the risk inherent in currency and interest rate fluctuations. The Company does not utilize derivative instruments for speculative purposes. Interest rate swap instruments utilized by the Company are transaction-specific so that a specific debt instrument or contract determines the amount, maturity and other terms of the hedge while currency instruments are either transaction specific or based on anticipated cash flows from operations.

Quantitative Disclosure

Interest Rate Risk

     The Company’s primary interest rate risk exposures arise from its long-term fixed rate bank borrowings and bond liabilities and other long-term liabilities. Assuming other factors are held constant, interest rate changes generally affect the fair value of fixed rate debt, but do not impact the carrying value, earnings or cash flows. Of the Company’s long-term interest bearing debt, as of December 31, 2004, 59 % was fixed rate debt and 41% was variable compared to 73% and 27 % for the year ended 2003. The Company has entered into an interest rate swap on a portion of its variable debt for a notional amount of US$12 million. The company pays a fixed rate of 5.2% under the terms of the agreement, which expires in October 2006. At December 31, 2004, the fair value of this swap was a liability of US$ 339,000. The Company has also entered into two separate cross currency swaps for notional amounts of $20 million and $40 million. Under the terms of these contracts, the Company pays a fixed US$ amount at a rate of 6.3% . The expiration period of these contracts match those terms of the Company’s UF denominated fixed rate debt. The Company has also entered into a cross currency swap in which it pays Mexican pesos at a rate of 11.8% and receives US dollars at a rate of 6.2% . The notional amount of this contract is US$ 20 million. The contract period also corresponds to the period of the Company’s long term UF denominated debt. The following table provides information as of December 31, 2004 about the Company’s interest-earning liabilities and derivative contracts, including its long-term debt and its private placement with U.S. insurance companies and other institutional investors, which are sensitive to changes in interest rates, based upon their respective contractual maturity dates:

(Amounts in thousands of US$)	2005	2006	2007	2008	2009	Thereafter	Total	Estimated fair
								Market Value

INTEREST EARNING ASSETS

US$ denominated fixed rate
(short-term and long-term)
Time deposits	17,033	—	—	—	—	—	17,033	17,033
Weighted average interest rate	2.00%

Chilean peso denominated	1,175	—	—	—	—	—	1,175	1,175
Marketable securities
Weighted average interest rate	3.0%

INTEREST BEARING LIABILITIES

Fixed Rate :
Chilean peso - UF denominated bank debt (1)	1,414	2,648	—	—	—	—	4,062	5,555
Weighted average interest rate	6.70%

Bonds and other long-term Borrowings:	216	15,533	15,533	15,533	51,724	—	98,539	103,556
Chilean peso – UF denominated
Weighted average interest rate	5.27%

Private Placement, Bonds and other long-	9,371	9,000	9,000	9,000	—	—	36,371	37,810
term Borrowings – US$
Weighted average interest rate	8.06%

Variable Rate :
US$ denominated bank debt	23,515	28,791	25,392	11,250	5,000	3,750	97,698	97,698
Weighted average interest rate	3.3%

DERIVATIVE CONTRACTS

Interest Rate Swaps US$ (2)

Pay fixed, receive variable
Amounts to be paid	552	237					789	339
Weighted average interest fixed rate	5.2%
Expected amounts to be received	288	154					442
Weighted average variable rate expected	3.4%

Cross Currency Swaps (3)
Pay USD, receive UF
Amounts to be paid	3,784	3,595	2,838	2,081	1,324	568	14,190
Weighted average interest fixed rate USD	6.3%
Expected amounts to be received	3,256	3,195	2,606	1,974	1,298	574	12,904	5,231
Weighted average variable fixed rate UF	4.9%

Pay MXN receive USD (3)
Amounts to be paid	2,439	2,317	1,829	1,341	854	366	9,145	460
Weighted average interest fixed rate MXN	11.8%
Expected amounts to be received	1,240	1,178	930	682	434	186	4,650
Weighted average interest fixed rate USD	6.2%

(1)	The UF – dollar exchange rate deffers from the chilean peso dollar exchange rate in that the UF automatically adjusts in accordance with chilean inflation.
(2)	The fair value of swaps is determined based on bank confirmations. The related expected payments and receipts were determined based on these fair values utilizing a wieghted average variable rate expected to match this fair value.
(3)	Amounts were calculated utilizing the fair value of the swap contract as determined by the bank and the exchange rate of the related currency against the US dollar as published by the Central Bank of Chile at December 31, 2004.

Foreign Currency Risk

     We were subject to foreign currency exchange rate risks associated with assets and liabilities and transactions in currencies other than our functional currency. We periodically entered into foreign exchange contracts including cross currency swaps when deemed necessary to “hedge” or offset the risk of loss due to currency fluctuations of assets and liabilities and transactions denominated in foreign currencies. When hedging foreign currency exposures, our practice is to hedge such exposures with foreign exchange contracts denominated in the same currency and with similar critical terms as the underlying exposure, and therefore, the instruments are effective at generating offsetting changes in the earnings and fair value. At December 31, 2004, the Company had ThUS$102,601 Chilean peso denominated debt as compared to ThUS$102,571 Chilean peso denominated debt at the end of 2003. This represents 43% and 35% of our total debt at December 31, 2004 and 2003, respectively. Additionally, a portion of the Company’s subsidiaries operating revenues and assets and liabilities are in currencies that differ from the Company’s functional currency. However, since both their operating revenues and expenses are in the same currency, this creates a partial natural hedge with each other.

     As explained above in the interest rate risk section, at December 31, 2004, we had three separate cross currency swaps used to manage our exposure to foreign currency risk. The terms of these contracts match the terms of the UF denominated debt and the Company pays a fixed US dollar amount at a rate of 6.2% . The notional amount of the contracts is $60 million. The company also entered into a cross currency swap to hedge its Mexican subsidiary operations. Under the terms of this contract, the Company pays Mexican pesos at a fixed rate of 11.8% and receives US dollars at a rate of 6.3% . The notional amount of this contract is US$ 20 million and the period matches the period of its UF debt obligation. The following table summarizes the Company’s long-term debt, financial instruments, and assets and liabilities denominated in the stated currencies the Company held as of December 31, 2004, based upon their respective contractual maturity dates:

(Amounts in thousands of US$)	2004	2005	2006	2007	2008	Thereafter	Total	Estimated fair
Market Value

ASSETS:

Chilean Peso	30,700						30,700
Mexican Peso	18,900						18,900
Other currencies non US Dollar	38,299						38,299

LIABILITIES:

Chilean Peso (excluding debt)	18,112						18,112
Mexican Peso	6,029						6,029
Other currencies non US Dollar	13,554						13,554

Chilean peso - UF denominated debt (1)	1,414	2,648	—	—	—	—	4,062	5,555
Weighted average interest rate	6.70%

Bonds and other long-term Borrowings	216	15,533	15,533	15,533	51,724	—	98,539	103,556
Chilean peso – UF denominated (1)
Weighted average interest rate	5.27%

DERIVATIVE CONTRACTS

Pay USD, receive UF (2)
Amounts to be paid	3,784	3,595	2,838	2,081	1,324	568	14,190
Weighted average interest fixed rate USD	6.3%
Expected amounts to be received	3,256	3,195	2,606	1,974	1,298	574	12,904	5,231
Weighted average variable fixed rate UF	4.9%

Pay MXN receive USD (2)
Amounts to be paid	2,439	2,317	1,829	1,341	854	366	9,145	- 460
Weighted average interest fixed rate MXN	11.8%
Expected amounts to be received	1,240	1,178	930	682	434	186	4,650
Weighted average interest fixed rate USD	6.2%
________________________________________

(1)	The UF- dollar exchange rate differs from the peso-dollar exchange rate in that the UF automatically adjusts in accordance with Chilean inflation and is tied in part to the peso-dollar debt.
(2)	Amounts were calculated utilizing the fair value of the swap contract as determined by the bank and the exchange rate of the related currency against the US dollar as published by the Central Bank of Chile at December 31, 2004.

Item 12.Description of Securities Other than Equity Securities

Not applicable.

Item 13. Default, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.
Item 15. Controls and Procedures

     The Company maintained a set of disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it filed or submitted under the Securities Exchange Act of 1934 was recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. As of the end of the period covered by this Annual Report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer of Terranova, as the

legal successor to Masisa for all purposes, have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

     Subsequent to the date of the evaluation referred to above, there have been no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

     The Board of Directors of the Company determined that it had at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Isidoro Palma was the director whom the Board of Directors had determined to be an audit committee financial expert. Mr. Palma was an independent director during his term of service on the Audit Committee. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Palma’s experience and understanding with respect to certain accounting and auditing matters. The designation did not and does not impose on Mr. Palma any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement did not and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B. Code of Ethics

     The Company adopted a code of ethics that applied to all of its employees and directors, including its principal executive officer, principal financial officer and principal accounting officer. The code of ethics was the same as Terranova’s code of ethics which is available at Terranova’s website at http://www.masisa.com.

Item 16C. Principal Accountant Fees and Services

     Audit Fees. Fees paid to PricewaterhouseCoopers for the audit of the annual consolidated financial statements included in the Company’s Annual Report on Form 20-F in the years ended 2003 and 2004 were US$357,190 and US$313,799, respectively.

     Audit-Related Fees. Fees paid to PricewaterhouseCoopers for audit-related services, including consultations regarding the Sarbanes-Oxley Act and other items, were US$37,370 and US$75,871, respectively, for the years ended 2003 and 2004.

     Tax Fees. Fees paid to PricewaterhouseCoopers associated with tax compliance and tax consultation were US$69,660 and US$45,937, respectively, for the years ended 2003 and 2004.

     All Other Fees. Fees paid to PricewaterhouseCoopers for other services increased from US$8,210 in 2003 to US$14,050 in 2004, principally due to consulting services and services related to sustainability studies.

     Audit Committee Pre-Approval Policies. The Audit Committee adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company’s independent auditor prior to the commencement of the specified services. The Audit Committee considered annually and, if appropriate, approved the provision of audit services by Company’s independent auditor and considered and, if appropriate, pre-approved the provision of certain defined audit and non-audit services. The Audit Committee also considered on a case-by-case basis and, if appropriate, approved specific engagements that were not otherwise pre-approved.

     Any proposed engagement that did not fit within the definition of a pre-approved service could be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration was required, to the Audit Committee for action by written consent. The Audit Committee also delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Company’s independent auditors and associated fees up to a maximum for any one non-audit service of $100,000, provided that the Chair reported any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting.

     All of the services described in “Audit-Related Fees,” Tax Fees” and “All Other Fees,” were approved by the Audit Committee in accordance with the Company’s formal policy on auditor independence.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     A comparison of NYSE corporate governance standards, including the standards for audit committees of listed companies, and Terranova’s corporate governance practices is available on Terranova’s website at www.masisa.com. This comparison is the same as that which applied to Masisa prior to its merger with Terranova.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers.

     Except in connection with the merger of Masisa into and with Terranova, during 2004 the Company did not, nor did any “affiliated purchaser” as that term is defined in Exchange Act Rule 10b-18(a)(3), purchase any of the Company’s equity securities that are registered under Section 12 of the Exchange Act.

PART IV

Item 17. Financial Statements

     The Company’s financial statements have been prepared in accordance with Item 18.

Item 18. Financial Statements

     See pages F-1 through F-47, incorporated herein by reference. The following is an index to the financial statements:

Item 19. Exhibits

Documents filed as exhibits to this Annual Report:

Exhibit No.	Description

1.1	Bylaws (estatutos sociales) of Masisa S.A., together with an English translation (previously filed with the Securities and Exchange Commission as Exhibit 1.1 on Form 20-F dated June 29, 2001 and incorporated by reference herein).

2.1	Form of Deposit Agreement among the Company, Bank of New York and holders from time to time of American Depositary Receipts issued thereunder, including the form of the Depositary Receipt (incorporated by reference to the statement on Form F-6, Registration No. 33-63154, filed by Masisa S.A. on May 21, 1993).

8.1	List of significant subsidiaries of the Company.

12.1	Certification by Chief Executive Officer of Masisa S.A. pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

12.2	Certification by Chief Financial Officer of Masisa S.A. pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.

13	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished under Section 18 of the Securities Exchange Act of 1934).

Report of Independent Registered Accounting Firm
on
Financial Statement Schedules

To the Board of Directors
of Masisa S.A:

Our audits of the consolidated financial statements referred to in our report dated June 6, 2005 appearing in the 2004 Form 20-F also include an audit of the financial statement schedules listed in Schedule II of this Form 20-F. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers
________________________
Santiago, Chile
June 6, 2005

MASISA S.A.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Accounts receivable – Reserves

	Balance at			Exchange
	Beginning of	Charge to Costs	Amounts Written	Rate	Balance at End
Year Ended	Period	and Expenses	Off	Impact	of Period
	(thousands of US dollars)

December 31, 2004	4,017	778	-193	-134	4,468
December 31, 2003	2,603	377	-189	1,226	4,017
December 31, 2002	4,402	333	-28	-2,104	2,603

Accounts receivable – Reserves – Affiliated entities

	Balance at			Exchange
	Beginning of	Charge to Costs	Amounts Written	Rate	Balance at End
Year Ended	Period	and Expenses	Off	Impact	of Period
	(thousands of US dollars)

December 31, 2004	0	2,762	-2,762	0	0
December 31, 2003	0	0	0	0	0
December 31, 2002	0	0	0	0	0

Inventories – Reserves

	Balance at			Exchange
	Beginning of	Charge to Costs	Amounts Written	Rate	Balance at End
Year Ended	Period	and Expenses	Off	Impact	of Period
	(thousands of US dollars)

December 31, 2004	996	115	—	6	1,117
December 31, 2003	676	350	—	-30	996
December 31, 2002	429	443	—	-196	676

MASISA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2004

Ch$	-	Chilean pesos
ThCh$	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
Pa$	-	Argentine Pesos
UF	-	A UF (Unidad de Fomento) is an inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on the previous month's inflation rate.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Masisa S.A.

1	We have audited the accompanying consolidated balance sheets of MASISA S.A. and its subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2004, all expressed in thousands of United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with generally accepted auditing standards in both Chile and the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MASISA S.A. and its subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Chile.

4	Accounting principles generally accepted in Chile vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

/s/ PricewaterhouseCoopers
_______________________
Santiago, Chile
June 6, 2005

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

	At December 31,			At December 31,
ASSETS	2003	2004	LIABILITIES AND SHAREHOLDERS’ EQUITY	2003	2004

CURRENT ASSETS			CURRENT LIABILITIES
Cash	8,661	4,358	Short-term bank borrowings (Note 10)	37,883	3,110
Time deposits and securities purchased under resale agreements			Current portion of long-term bank borrowings (Note 11)
	11,120	18,208		42,254	21,819
Accounts receivable (Note 3)	72,220	93,859	Other long-term borrowings due within one year (Note 12)
Notes and accounts receivable from related companies (Note 19)				10,010	9,698
	2,298	7,383	Dividends payable	206	174
Inventories (Note 4)	77,716	90,967	Accounts payable	25,415	31,691
Recoverable taxes (Note 15 b)	11,180	10,202	Notes and accounts payable
Other current assets (Note 5)	32,540	5,177	to related companies (Note 19)	1,827	3,509
			Accrued liabilities (Note 16)	4,611	8,098
			Other current liabilities	1,905	3,128

Total current assets	215,735	230,154	Total current liabilities	124,111	81,227

PROPERTY, PLANT AND EQUIPMENT			LONG-TERM LIABILITIES
(net) (Note 6)	637,891	647,774	Long-term bank borrowings (Note 11)	74,285	76,831

			Deferred income taxes (Note 15 c)	11,256	14,723
OTHER ASSETS			Other long-term borrowings (Note 12)	127,366	125,323
Investments in			Other long-term liabilities (Note 13)	11,198	19,826

unconsolidated affiliates (Note 7)	10	60	Total long-term liabilities	224,105	236,703

Goodwill and negative goodwill, net (Note 8)	(435)	(420)
Long-term receivables	1,218	4,677	MINORITY INTEREST	66,331	76,076

Notes and accounts receivable from
related companies (Note 19)	3,297	597	COMMITMENTS AND CONTINGENCIES (Note 18)	-	-
Other assets (Note 9)	9,055	11,628

Total other assets	13,145	16,542	SHAREHOLDERS' EQUITY (Note 17)
			Common stock (928,514,743 shares in 2004 and 2003, authorized and outstanding with no par value)

				237,022	237,022
			Reserves	59,706	70,222
			Retained earnings	155,496	193,220

			Total shareholders’ equity	452,224	500,464

Total assets	866,771	894,470	Total liabilities and shareholders’ equity	866,771	894,470

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars)

	For the years
	ended December 31,
	2002	2003	2004

OPERATING RESULTS
Net sales	225,412	281,826	397,312
Cost of sales	(166,022)	(215,537)	(277,872)

Gross margin	59,390	66,289	119,440
Selling and administrative expenses	(29,566)	(40,963)	(48,351)

Operating income	29,824	25,326	71,089

NON-OPERATING RESULTS
Non-operating income (Note 20)	7,677	4,834	3,875
Non-operating expenses (Note 21)	(12,058)	(17,876)	(24,555)
Price-level restatements	(6,349)	214	544
Foreign exchange gains (losses)	1,127	161	(1,622)

Non-operating results	(9,603)	(12,667)	(21,758)

Income before income taxes
and minority interest	20,221	12,659	49,331

Minority interest	1,391	(1,351)	(1,120)
Income taxes (Note 15 a)	(7,033)	(1,695)
			(6,642)

NET INCOME	14,579	9,613	41,569

The accompanying Notes 1 to 23 form an integral part of these consolidated financial statements.

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the years
	ended December 31,
	2002	2003	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	14,579	9,613	41,569
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	24,026	25,814	27,705
Gain on sales of assets	(1279)	(913)	(1240)
Amortization of goodwill	265	142	(15)
Write-offs and provisions	562	575	5,970
Provision for deferred income taxes	1,619	(984)	1,832
Equity in losses (earnings) of unconsolidated affiliates	(16)	685	26
Gain on sale of subsidiaries and investment	-	(44)	-
Price-level restatements	6,349	(214)	(544)
Foreign exchange gain (loss)	(1,127)	(161)	1,622
Minority interest	(1,391)	1,351	1,120
Other	3,585	3,848	3,082

Changes in assets and liabilities:
Increase in trade accounts receivable	(6,074)	(8,037)	(23,055)
Increase in inventories	(23,270)	(13,413)	(13,629)
(Increase) decrease in other assets	(10,177)	6,006	(4,295)

Increase (decrease) in accounts payable	(1,809)	(4,587)	9,109
Increase in other liabilities	3,456	1,537	653
(Decrease) in recoverable and other taxes	(4,764)	(3,421)	10,702

Net cash provided by operating activities	4,534	17,797	60,612

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(49,524)	(25,977)	(23,947)

Proceeds from sale of property, plant and equipment	46	91	1,432
Other	(88)	-	(275)

Net cash used in investing activities	(49,396)	(25,886)	(22,790)

MASISA S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	For the years
	ended December 31,
	2002	2003	2004

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(8,599)	(4,382) (3,825)
Borrowings from banks and others	73,489	168,078	68,112
Loans from related companies	-	1,447	-
Payment of borrowings	(39,175)	(114,026)
(90,197)
Payment of bonds	-	(25,000)	(9,000)
Other financing activities	431	(1,965)	(109)

Net cash provided by (used in) financing activities	26,146	24,152	(35,019)

Inflation effect on cash and cash equivalents	3,137	1,484	(18)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(15,579)	17,547	2,785
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,813	2,234	19,781

CASH AND CASH EQUIVALENTS AT END OF YEAR	2,234	19,781	22,566

Supplemental disclosure of cash flow information:

	2002	2003	2004

Cash paid during the year for:
Interest	9,817	14,338	14,923
Income taxes	8,135	1,665	5,136

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

b) Use of estimates in the preparation of financial statements

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

c) Currency

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

Foreign Currency Translation of “Not Stable” Currencies

In accordance with Technical Bulletin N 64 of the Chilean Institute of Accountants for all periods presented, the financial statements of subsidiaries located in countries that are subject to significant risks, restrictions or fluctuations due to inflationary or exchange effects (so called “not stable” countries) must be remeasured in US dollars. Accordingly, the financial statements of Forestal Argentina, Masisa Argentina S.A., Maderas y Sintéticos de Mexico S.A. de C.V., Maderas y Sintéticos Servicios S.A. de C.V. and Masisa do Brasil Ltda. are remeasured in US dollars as follows:

1	Monetary assets and liabilities were translated at year-end rates of exchange between the US dollar and the local currency.

2	All non-monetary assets and liabilities and shareholders’ equity were translated at historical rates of exchange between the US dollar and the local currency.

3	Income and expense accounts were translated at average rates of exchange between the US dollar and the local currency for the period, except for those arising from non-monetary accounts, which are included at historic rates of exchange.

4	Any exchange differences which arise were included in the results of operations for the period.

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

d) Consolidation

The consolidated financial statements include the accounts of Masisa and the following subsidiaries which it controls:

		Ownership at December 31,
Company	Business	2002	2003	2004

		%	%	%
Masisa Argentina S.A.	Production of wood products
	and forestry by-products	100.0000	100.0000	100.0000
Masisa Overseas Ltd.	Investments	100.0000	100.0000	100.0000
Masisa Inversiones Ltda.	Investments	100.0000	100.0000	100.0000
Inversiones Coronel Ltda.	Investments	100.0000	100.0000	100.0000
Masisa do Brasil Ltda.	Production of wood products
	and forestry by-products	100.0000	100.0000	100.0000
Masisa Cabrero S.A. (1)	Production of wood products
	and forestry by-products	100.0000	-	-
Forestal Tornagaleones S.A. and
subsidiaries (2)	Forestry	60.4492	60.4492	60.4538
Maderas y Sintéticos del Perú S.A.C.	Sales of wood products	99.9011	99.9011	99.9011
Masisa Concepción Ltda. (3)	Investments	100.0000	100.0000	100.0000
Maderas y Sintéticos Servicios S.A. de C.V.	Services	100.0000	100.0000	100.0000
Maderas y Sintéticos de México S.A. de C.V.	Production of wood products and
	forestry by-products	100.0000	100.0000	100.0000
Masisa Partes y Piezas Ltda.	Production of wood products and
	forestry by-products	100.0000	100.0000	100.0000
Masisa Ecuador S.A.	Sales of wood products	100.0000	100.0000	100.0000

(1)	On January 3, 2003 Masisa Cabrero S.A. merged with Inversiones Coronel Limitada, another consolidated subsidiary.

(2)	On August 12, 2004, Masisa S.A. acquired 1,315 shares in it´s consolidated subsidiary Forestal Tornagaleones S.A., for a purchase price of $ 4,210. The acquisition increased Masisa´s ownership to 60.45%.

(3)	On February 5, 2003 the subsidiary C y D Agrofruta Limitada changed its name to Masisa Concepción Ltda.

All significant balances and transactions between the consolidated subsidiaries have been eliminated. The participation of minority shareholders in subsidiaries is reflected in the Consolidated Balance Sheets under Minority interest.

e) Price-level restatements

As discussed in Note 2 c), until January 1, 2003, the Company’s consolidated financial statements, were expressed in Chilean pesos and restated on an annual basis to reflect the effects of variations in the purchasing power of the local currency during each year. As of January 1, 2003, Masisa and certain authorized subsidiaries maintain accounting records in US dollars and therefore price-level restatements commencing on January 1, 2003 are no longer applicable for these subsidiaries. Certain Masisa’s subsidiaries have not received approval to maintain their accounting records in US dollars. Forestal Tornagaleones S.A. and FTG Overseas Ltd. continue to maintain Chilean peso accounting records and apply the principle of price-level restatements in accordance with Chilean GAAP. For this purpose, non-monetary assets, liabilities and equity accounts have been restated by charges or credits to income, unless not required by Technical Bulletin No. 64 (see Note 2 c). Furthermore, the income and expense accounts have been restated in terms of year-end constant pesos.

In accordance with Chilean tax regulations and accounting practices, the restatements are calculated based on the official Consumer Price Index of the National Institute of Statistics, applied one month in arrears, which was, 1.0% and 2.5% for the years ended December 31, 2003 and 2004 respectively. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in the country and, consequently, is widely used for financial reporting purposes in Chile.

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

f) Time deposits and securities purchased under resale agreements

Time deposits are recorded at cost plus accrued interest at each year-end. Securities purchased under resale agreements are presented at cost plus accrued interest at the year-end. The value of these investments does not exceed their respective market values at December 31, 2003 and 2004.

g) Allowance for doubtful accounts

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

h) Inventories

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

As of December 31 of each year, forests and plantation inventories in the process of exploitation are stated at the commercially appraised value at which these forests were transferred from fixed assets in conjunction with the revaluation of timber resources described in Note 2 i) below.

i) Property, plant and equipment

Property, plant and equipment, except timber resources, are stated at cost, which includes capitalized interest. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset, which were as follows:

Years

Plants, buildings and other installations	25-40
Machinery and equipment	10-20
Other fixed assets	1-10

Depreciation for 2002, 2003 and 2004 amounted to ThUS$ 24,026, ThUS$ 25,814 and ThUS$ 27,705 respectively.

Timber and timberlands are stated at cost less cost of timber harvested. The costs incurred in developing and growing timber such as site preparation, property taxes, seedlings, planting, fertilization, insect and wildlife control, herbicide application and thinning, are capitalized. These capitalized costs are accumulated by specifically identifiable farm blocks. Accounting practices for these costs do not change when timber becomes merchantable and harvesting commences. Costs incurred related to logging roads are capitalized and amortized over their expected useful lives or as the related timber is harvested. These capitalized costs are included in the historical cost of the timber. At each period-end, the timber resources are adjusted to reflect values based on technical appraisals performed by specialized forestry engineers.

Depletion, or costs attributed to timber harvested is determined by each identifiable farm block that is in the harvesting stage based on the relationship of unamortized timber costs to the estimated volume of recoverable timber multiplied by the amount of timber cut. The estimated volume of recoverable timber is determined using statistical information and other data related to growth rates and yields gathered from physical observations, models, and other information gathering techniques. Changes in yields are generally due to adjustments in growth rates and similar matters and are accounted for prospectively as changes in estimates. The cost of timber harvested is included in the carrying values of raw material and product inventories and in the cost of products sold as these inventories are sold to third parties. The depletion rate calculations do not include an estimate for future costs associated with existing stands, future reforestation costs associated with a stand’s final harvest, or future volume in connection with the replanting of a stand subsequent to its final harvest.

As a result of the above accounting treatment, the Company records timber resources at appraisal value prior to cutting with the offsetting adjustment recorded as Forestry Reserves in Shareholders’ equity. When the timber is cut and sold, the component of Cost of Sales associated with the appraisal value is offset against Forestry Reserves in Shareholders’ equity.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Direct and indirect interest costs incurred in connection with the development of forests are also capitalized.

Other fixed assets include spare parts inventories with turnover of less than one-year. These are valued similar to inventory as described in Note 2 h). Those items with significant value and with an ongoing benefit are depreciated in the same period of time as the asset with which they are associated, while those items with frequent use are charged to cost of production when used.

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

j) Investments in unconsolidated affiliates

Investments in unconsolidated affiliates are accounted for using the equity method when they represent between 20% and 50% of the voting stock of the investee. Accordingly, the Company’s proportional share in the net income (or loss) of each investee is recognized on an accrual basis, after eliminating any unrealized profits or losses from transactions with the investees in Non-operating income in the Consolidated Statements of Income.

k) Goodwill and negative goodwill

Under Chilean GAAP, for acquisitions before January 1, 2004, goodwill arises from the excess of the purchase price of companies acquired over their net book value; negative goodwill arises when net book value of the acquired company exceeds the purchase price of companies acquired. Goodwill and negative goodwill also arise from the purchase of investments accounted for by the equity method. Effective January 1, 2004, Technical Bulletin 72 (TB 72) requires the determination of goodwill and negative goodwill to be determined based on the fair value of the acquired company.

Goodwill and negative goodwill are amortized over ten to twenty years considering the expected period of return of the investment. The Company evaluates the recoverability of goodwill on a periodic basis.

l) Bonds

Bonds are recorded at face value plus accrued interest. The discount on, and expenses incurred, in the issuance of the bonds are included in Other current assets and Other assets in the Consolidated Balance Sheets and are amortized using the interest method of amortization over the term of the instruments.

m) Income taxes and deferred income taxes

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

n) Revenue recognition

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

o) Employee vacations

The cost of employee vacations is recognized as an expense on an accrual basis as the vacations are earned by employees and are included in Accrued liabilities in the Consolidated Balance Sheets.

p) Cash and cash equivalents

The Company considers all short-term highly-liquid investment securities purchased with original maturities of three months or less to be cash equivalents for purposes of the Consolidated Statement of Cash Flows.

Cash flow from operating activities includes all cash flows related to primary operating activities of the Company and include interest paid, interest income and, in general, all cash flows that are not defined as investment or financing activities. The concept of operations used in this statement is broader than that used in the Consolidated Statement of Income.

The balances of cash and cash equivalents were as follows:

	At December 31,
	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Cash	1,916	8,661	4,358
Time deposits	318	-	17,033
Securities purchased under resale agreements	-	11,120	1,175

Total	2,234	19,781	22,566

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

r) Derivative contracts

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

One of the qualifying criteria for hedge accounting is that the hedging relationship between the hedging instrument and the hedged item must be highly effective in achieving the offset of changes in those fair values or cash flows that are attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. If, at any point, the prospective consideration indicates that the hedging instrument is not expected to be highly effective in the future, hedge accounting is discontinued from that point forward.

The impact of the Company’s hedging activities included in Non-operating expenses for the years ended 2003 and 2004 totaled ThUS$ 678 and ThUS$ 1,115, respectively. The unrealized gains included in Other current liabilities as of December 31, 2004 and 2003 totaled ThUS$ 1,329 and ThUS$ -, respectively. The unrealized losses included in Other assets as of December 31, 2004 and 2003 totaled ThUS$ 272 and ThUS$ 989, respectively.

s) Research and development expenses

Research and development expenses are charged to income in the year in which they occur. The Company has not incurred significant research and development expenses during the years ended December 31, 2003 and 2004.

t) Reclassifications

Certain 2003 amounts in the accompanying financial statements have been reclassified to conform to the 2004 presentation. The reclassifications had no material effect on the previously reported presentation of assets and liabilities, previously reported net income, cash flows or shareholders’ equity.

NOTE 3 - ACCOUNTS RECEIVABLE

Accounts receivable include the following:

	Accounts receivable aging

	1-90 days	91-360 days	December 31, 2004

	ThUS$	ThUS$	ThUS$

Trade accounts receivable	67,081	11,618	78,699
Notes receivable	7,346	1,467	8,813
Other accounts receivable	7,277	3,538	10,815
Less: Allowances for doubtful accounts			(4,468)

Total			93,859

	Accounts receivable aging

	1-90 days	91-360 days	December 31, 2003

	ThUS$	ThUS$	ThUS$

Trades accounts receivable	59,897	1,467	61,364
Notes receivable	8,324	575	8,899
Other accounts receivable	5,825	149	5,974
Less: Allowances for doubtful accounts			(4,017)

Total	72,220

NOTE 4 - INVENTORIES

Inventories include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Finished goods	46,477	53,641
Raw materials	12,948	21,079
Other materials	3,966	3,172
Spare parts	7,704	7,396
Forests and plantations in the process of explotation	7,617	6,796
Reserve for obsolescence	(996)	(1,117)

Total	77,716	90,967

NOTE 5 - OTHER CURRENT ASSETS

Other current assets include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Deposits	29,104	-
Deferred income taxes (Note 15 c)	562	110
Prepaid expenses	2,874	5,067

Total	32,540	5,177

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT (NET)

a)  Property, plant and equipment include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$

Land	67,031	68,213
Plants, buildings and other installations	105,384	107,980
Machinery and equipment	488,554	493,210
Timber resources	125,779	148,177
Construction in progress	8,825	7,516
Other fixed assets:
Furniture, fixtures and other	11,062	9,672
Spare parts	11,247	11,233
Assets under leasing contracts	1,763	1,712
Software	5,444	6,364
Other	1,551	6,964
	826,640	861,041
Accumulated depreciation	(188,749)	(213,267)

Property, plant and equipment (net)	637,891	647,774

b)	As stated in Note 2 i), Tornagaleones and its subsidiary Forestal Argentina S.A. capitalized interest related to plantation financing in property, plant and equipment. Tornagaleones capitalized interest under this concept totaling ThUS$ 310 and expensed interest ThUS$ 155 for the years ended December 31, 2004 and 2003, respectively. Masisa do Brasil Ltda. capitalized interest related to plantation financing included in property, plant and equipment totaling ThUS$ 2,169 and ThUS$ 2,536 for the years ended December 31, 2004 and 2003, respectively.

Tornagaleones has outstanding debt in US dollars. As a result of this, Tornagaleones incurred an exchange gain of ThUS$ 103 in 2004 and an exchange gain of ThUS$ 864 in 2003 associated with this debt. As permitted under Chilean GAAP, this exchange gain and loss was netted against capitalized interest.

c)	As described in Note 2 i), Masisa do Brasil Ltda., Tornagaleones and its subsidiary Forestal Argentina S.A. have revalued their forests and plantations at year end based on technical appraisals. The accumulated adjustment in value amounted to ThUS$ 44,023 in 2004 (ThUS$ 37,050 in 2003) and is included in Timber resources. The Company has recognized it proportionate share in Forest reserves in Shareholders’ Equity and the balance is included in Minority interest on the Consolidated Balance Sheets.

d)	In 2004, the Company recorded a change for the write down in value of certain fixed assets including its particle board line located in Mexico and certain obsolete production equipment in Argentina and Chile in the amount of ThUS$ 2,998 which is included in the Consolidated Statement of Income under Non-operating operating expenses (see Note 21).

NOTE 7 - INVESTMENTS IN UNCONSOLIDATED AFFILIATES

The Company’s investments in unconsolidated affiliates totaled ThUS$ 10 and ThUS$ 60 at December 31, 2003 and 2004, respectively. The Company’s proportional share in the net income (or loss) of unconsolidated affiliates totaled a loss of ThUS$ 16, ThUS$ 685 and a loss of ThUS$ 26 for 2002, 2003 and 2004, respectively.

As of December 31, 2004 and 2003, the Company has recorded a provision for investments in unconsolidated affiliates with negative equity at year-end totaling ThUS$ 666 at December 31, 2003 and ThUS$ 693 at December 31, 2004, which is included in Other long-term liabilities (see Note 13).

NOTE 8 - GOODWILL AND NEGATIVE GOODWILL, NET

Goodwill and negative goodwill, net of accumulated amortization, were as follows:

	At December 31,
	2003	2004

	ThUS$	ThUS$

Masisa Cabrero S.A. (1)	1,419	1,334
Forestal Tornagaleones S.A. (2)	(1,854)	(1,754)

Total	(435)	(420)

(1)	During 2000, the Company purchased a 92.61% interest in its subsidiary Masisa Cabrero S.A. from Forestal Terranova S.A. and Fibras del Noreste S.A. for ThUS$ 43,469, which resulted in goodwill of ThUS$ 1,753. The goodwill is being amortized over twenty years.

(2)	On June 27, 2002, the Company made a capital investment of ThUS$ 7,372 in its subsidiary Forestal Tornagaleones S.A., which increased its ownership by 6.45%. This investment resulted in negative goodwill of ThUS$ 2,012. This negative goodwill is being amortized to income over twenty years.

Goodwill amortization, net totaled ThUS$ 142 and ThUS$ (15) in 2003 and 2004 respectively.

NOTE 9 - OTHER ASSETS

Other assets include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Assets for disposal	413	136
Recoverable taxes (See Note 15 b)	957	87
Bond issuance costs	5,861	5,085
Receivable for swap agreements	-	5,230
Fair value swap agreements	989	272
Other	835	818

Total	9,055	11,628

NOTE 10 - SHORT-TERM BANK BORROWINGS

Short-term bank borrowings maturing in one year or less include the following:

	Foreign Currency in 2004
		Interest rate at	At December 31,

		December 31, 2004	2003	2004

		%	ThUS$	ThUS$

Banco de Chile	US$	-	9,133	-
Banco de Chile	Chilean Pesos	-	2,512	-
ABN AMRO Bank	Chilean Pesos	-	1,155	-
ABN AMRO Bank	Other	-	1,056	-
HSBC Bank Chile	US$	-	3,609	-
Bancoestado	US$	-	3,043	-
CorpBanca	US$	-	5,080	-
Banco Del Desarrollo	US$	3.59	5,511	1,506
Rabobank Curacao N.V	US$	-	5,075	-
ITAU BBA	Other	2.68	1,709	1,604

Total			37,883	3,110

During 2004, the average annual interest rate was 3.1% . During 2003, the average annual interest rate was 2.3% . Accrued interest totaling ThUS$ 10 and ThUS$ 340 at December 31, 2004 and 2003, respectively, is included in the outstanding balances.

At December 31, 2004, the Company had ThUS$ 191,011 of short-and long term lines of credit, of which ThUS$ 85,245 were unused and available for borrowing on an unsecured basis.

NOTE 11 - LONG-TERM BANK BORROWINGS

Long-term bank borrowings include the following:

	Foreign Currency in 2004		Interest rate
			at December 31,	At December 31,
		Interest rate	2004	2003	2004

			%	ThUS$	ThUS$
BankBoston (1)	US$	Fixed rate	12.00	86	-
BankBoston (1)	Pa	Fixed rate	12.00	8	16
BankBoston N.A. (2)	US$	Fixed rate	11.27	305	-
Rabobank Ireland PLC (3)	US$	Fixed rate	8.00	29,121	-
Dresdner Bank Lateinamerika (4)	US$	Libor+1.90	3.38	6,101	5,106
Banco de Credito e Inversiones (5)	UF	Fixed rate	6.70	7,451	4,062
Raboinvestments Chile S.A (6)	US$	Libor+1.875	3.35	14,090	13,106
Security Bank (7)	US$	Libor+1.50	3.78	2,829	1,888
Citibank N.A (8)	US$	Fixed rate	5.20	1,124	339
Comerica Bank (9)	US$	Libor+1.35	3.57	15,074	10,788
Banco de Chile NY (10)	US$	Libor+1.25	3.45	15,084	12,949
The Bank of Nova Scotia (11)	US$	Libor+1.15	2.52	25,266	25,295
Rabobank Nederland (12)	US$	Libor+1.00	3.59	-	12,549
Banco de Crédito e Inversiones (13)	US$	Libor+1.44	4.05	-	12,552

Total				116,539	98,650
Less: Current portion (14)				(42,254)	(21,819)

Long-term portion				74,285	76,831

(1)	This loan is repayable in monthly installments of principal and interest.
(2)	The balance of this loan was repaid during 2004.
(3)	This loan was prepaid during March 2004.
(4)	This loan is repayable in six semi-annual installments, starting on January 2005. Interest is paid semi- annually.
(5)	The outstanding balance of this loan as of December 31, 2004 is repayable in three semi-annual installments, starting on February 2005, with interest payments semi-annually.
(6)	The outstanding balance of this loan as of December 31, 2004 is repayable in six semi-annual installments starting on April 2005, with interest payments semi-annually.
(7)	The outstanding balance of this loan as of December 31, 2004 is repayable in four semi-annual installments, commencing March 2005, with interest payments to be made semi-annually.
(8)	This loan is repayable in semi-annual installments of principal and interest.
(9)	This loan is repayable in five semi-annual installments, commencing April 2005, with interest payments to be made semi-annually.
(10)	This loan is repayable in six semi-annual installments, commencing April 2005, with interest payments to be made semi-annually.
(11)	The Company entered into this loan in January, 2003. This loan is repayable in six semi-annual installments, commencing July 2005, with interest payments to be made semi-annually.
(12)	The Company entered into this loan in May, 2004. This loan is repayable in ten semi-annual installments, commencing November 2005, with interest payments to be made semi-annually.
(13)	The Company entered into this loan in May, 2004. This loan is repayable in ten semi-annual installments, commencing May 2005, with interest payments to be made semi-annually.
Includes ThUS$ 1,871 and ThUS$976 corresponding to accrued interest at December 31, 2003 and 2004, respectively.

Scheduled payments of the long-term portion of long-term bank borrowings at December 31, 2004 are as follows:

Amounts payable during the
years ending December 31,	ThUS$

2006	31,439
2007	25,392
2008	11,250
2009	5,000
2010	3,750

Total	76,831

NOTE 12 - OTHER LONG-TERM BORROWINGS

Other long-term borrowings include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Bonds payable	91,453	98,539
Promissory notes (8.06% per annum due in 2008)	45,484	36,371
Leases payable	439	111

Total	137,376	135,021
Less: Current portion	(10,010)	(9,698)

Long-term portion	127,366	125,323

Bonds

In December 2003, the Company issued fixed rate bonds in the Chilean market. Series A bonds of ThUS$ 77,829 mature in seven years and pay interest at 5.0% . Series B bonds of ThUS$ 21,865 mature in twenty one years and pay interest at 6.25% . Interest is payable on both Series A and B bonds on June 15th and December 15th of each year with the first payment due on June 15, 2005.

As stipulated in the contract, the proceeds of the bond issuance were used to prepay short and long term bank borrowings.

Scheduled maturities of other long-term borrowings at December 31, 2004 are as follows:

Maturities during the
years ending December 31,	ThUS$

2006	25,280
2007	25,855
2008	25,860
2009	16,857
2010	16,799
2011 and beyond	14,672

Total	125,323

NOTE 13 - OTHER LONG-TERM LIABILITIES

Other long-term liabilities include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Taxes payable	7,459	14,191
Forest subsidy	3,073	3,153
Deficit in investments accounted for under the equity method	666	693
Other	-	1,789

Total	11,198	19,826

NOTE 14 - COVENANTS

Certain of the Company’s borrowing agreements include restrictive covenants. The more restrictive covenants include the following:

Local Bonds

The bonds issued in 2003 contain covenants establishing certain obligations for the Company and its subsidiaries, including the following: maintenance of insurance on the principal assets of the Company in accordance with the industry’s standards; issuance of quarterly and annual financial statements to the representative of the bondholders, both individual and consolidated, abiding by the standards applicable to public corporations; the obligation to provide copies of risk rating reports; the obligation to update the accounting books of the Company and its subsidiaries; the obligation to perform transactions with subsidiaries under market conditions; the prohibition of providing financing to any entity of the business group, other than the issuer or any of its subsidiaries or invitees; and the requirement to maintain a quarterly leverage ratio (defined as the ratio between current liabilities and equity based on the consolidated financial statements) not higher than 0.9 times. As of December 31, 2004, the Company was in compliance with all covenants.

The Bank of Nova Scotia

In connection with the loan of US$ 25 million granted by The Bank of Nova Scotia, in which Scotiabank Sud Americano acted as an agent, the Company and/or its subsidiaries are obligated to the following covenants: maintain a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintain a coverage over financial expenses not lower than 3; maintaining a consolidated equity not lower then US$345 million at December 31, 2004; the Company can not sell, transfer, dispose of, promise to sell or dispose of its current stake in the ownership of its subsidiaries, with the exceptions set forth in the contract; the Company can not pledge assets that are essential for the normal operation of the business, except in the conditions provided for in the contract; the Company can not grant loans to its shareholders for operations outside the regular course of business. As of December 31, 2004, the outstanding balance of the loan was US$25,3 million and the Company is in compliance with all covenants.

Comerica Bank

The Company has the following covenants associated with its loan of US$ 15 million granted by Comerica Bank. Covenants include: maintenance of insurance on the principal assets in accordance with industry standards; updating accounting records of the Parent company and its subsidiaries; compliance with current laws and regulations; compliance with the payment of every obligation derived from debt contracts; maintenance of the Company’s line of business; prohibition of issuing certain guarantees on its assets, except for those existing upon signature of the agreement and other such as chattel mortgage on new assets purchased in the Company’s ordinary line of business; performance of transactions with the subsidiaries under market conditions; prohibition of merging of the Company with any other company, or liquidating or dissolving it, and selling or renting its assets, property or businesses, except in the terms agreed upon in the contract; limitation to the debt contracted and loans granted in conformity with the conditions stated in the agreement; maintenance of a consolidated equity not lower than US$ 345 million at December 31, 2004; maintenance of an interest coverage ratio (defined as operating cash flow over net financial expenses) of at least 3; and maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1. As of December 31, 2004, the outstanding balance of the loan was US$ 10.8 million and the Company is in compliance with all covenants.

Banco de Chile

The Company has the following covenants associated with its credit line for US$ 15 million granted by Banco de Chile. Covenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 1; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least US$ 345 million at December 31, 2004; and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of December 31, 2004, the outstanding balance of the loan was US$ 12.9 million and the Company is in compliance with all covenants.

Dresdner Bank L.A. - Forestal Argentina S.A.

In accordance with loans contracted by this subsidiary, the company is obligated to comply with certain covenants that are derived from the financial statements of this subsidiary issued in accordance with accounting principles generally accepted in Argentina.

These covenants include the maintenance of:

- A ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) to financial expenses equal to or higher than 1.2 times;
- Net equity of at least US$ 37 million.

Non-compliance with any of the above obligations can require the immediate payment of the quantities owed, as if they had matured and were currently collectable

On March 18, 2004, Masisa became the guarantor of this loan. As guarantor, the above covenants are derived from the Company’s financial statement and not Forestal Argentina S.A.

As of December 31, 2004, Masisa is in compliance with the covenants.

Promissory Notes from Private Placement

In connection with notes issued in a private placement in the United States during 1996, Masisa and its subsidiaries, Masisa Overseas Ltd. and Masisa Argentina S.A., are contractually committed to maintain certain covenants, which are summarized as follows:

-	Compliance with all laws
-	Maintenance of insurance on properties and businesses
-	Maintenance of properties in good repair, working order and condition
-	Payment of taxes and claims
-	Maintenance of financial covenants as follows:

	a)	The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of an amount equal to the sum of (a) not less than US$ 236 million as of December 31, 2004 and (b) an amount equal to 40% of the cumulative amount of Recurring Net Income (defined as net income less extraordinary or non- recurring gains) of the Company for each fiscal year commencing after September 30, 1996 (as shown in the consolidated financial statements)
	b)	The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.
	c)	The Company will not at any time permit the Interest Charges Coverage Ratio (the ratio of consolidated income plus interest expense and income taxes to interest expense) to be less than 1.5 to 1.

-	Ownership obligations

	a)	The Parent Company will at all times own 100% of the outstanding equity securities of Masisa Overseas Ltd.
	b)	The Parent Company will at all times own at least 66 2/3% of the outstanding voting securities of Masisa Argentina S.A.

As of December 31, 2004, the Company was in compliance with all covenants.

Rabobank Nederland

Masisa Argentina has the following covenants associated with its loan for US$ 12.5 million granted by Cooperative Cenrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). Covenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 0.9; maintenance of a coverage ratio against financial expenses of at least 3; maintenance of a consolidated equity of at least US$ 345 million at December 31, 2004; and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of December 31, 2004, the Company is in compliance with all covenants.

Banco de Crédito e Inversiones

Masisa Argentina has the following covenants associated with its loan for US$ 12.5 million granted by Banco de Crédito e Inversiones. Covenants include: maintenance of a leverage ratio (defined as the ratio of consolidated net liabilities to consolidated tangible net worth) not higher than 0.9; maintenance of a coverage ratio against financial expenses of at least 3, maintenance of a consolidated equity of at least US$ 345 million at December 31, 2004; and the prohibition of selling, transferring, pledging to sell or disposing of, in any way or manner, its present equity investment in the property of its subsidiaries except in the terms agreed upon in the contract. As of December 31, 2004, the Company is in compliance with all covenants.

NOTE 15 - INCOME TAXES

a) The income tax provisions in the Consolidated Statements of Income were as follows:

	Year ended December 31,
	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Current year provision for income tax	5,781	2,816	4,824
Deferred income taxes	1,619	(984)	1,832
Adjustments of income taxes of prior years	(367)	(137)	(14)

Total provision	7,033	1,695	6,642

b) Recoverable and taxes payable were as follows:
	At December 31,
	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Provisional monthly income tax prepayments	1,349	3,336	7,649
Income tax provision	(5,781)	(2,861)	(4,824)
Value-added taxes recoverable	15,034	10,955	5,864
Value-added taxes payable	(3,295)	(7,459)	(14,191)
Others	548	707	1,600

Total	7,855	4,678	(3,902)

Recoverable and taxes payable as outlined above are classified in the Consolidated Balance Sheets as follows:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Recoverable tax	11,180	10,202
Tax recoverable long-term included in long-term Other Assets (Note 9)	957	87
Tax payable long-term included in Other long-term liabilities (Note 13)	(7,459)	(14,191)

Total	4,678	(3,902)

c) Deferred income taxes

At December 31, 2003 and 2004, the accumulated balances from deferred taxes originating from temporary differences were as follows:

	At December 31, 2003		At December 31, 2004
Assets	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Allowance for doubtful accounts	624	-	692	647
Provision for vacations	237	-	336	-
Leasing obligations	-	72	-	19
Tax loss carry-forwards	904	31,524	374	21,431
Other provisions	464	1,687	349	2,764

Total	2,229	33,283	1,751	24,861
Less: Complementary liability account	(30)	(1,419)	(29)	(1,456)
Valuation allowance	-	(18,036)	-	(6,553)

Net assets	2,199	13,828	1,722	16,852

Liabilities
Overhead costs in inventories	(1,012)	(3,552)	(736)	(2,901)
Forest reserve	(70)	(11,124)	-	(13,211)
Depreciation of property, plant and equipment	(650)	(20,401)	(943)	(24,921)

Total	(1,732)	(35,077)	(1,679)	(41,033)
Less: Complementary asset account	95	9,993	67	9,458

Net liability	(1,637)	(25,084)	(1,612)	(31,575)

Total net deferred income tax
asset (liability)	562	(11,256)	110	(14,723)

NOTE 16 - ACCRUED LIABILITIES

Accrued liabilities include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Accrued vacations	1,657	2,218
Accrued commissions	1,334	1,702
Provision for bonuses	325	1,136
Other provisions	1,295	3,042

Total	4,611	8,098

NOTE 17 - SHAREHOLDERS’ EQUITY

a) Changes in capital and reserve accounts in 2003 and 2004 were as follows:

			Reserves			Retained earnings

2002

	Number			Cumulative	Reserve		Income
	of shares	Common	Forestry	translation	for future	Accumulated	for
	issued	stock	reserve	adjustment	dividends	earnings	the year	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Balances at December 31, 2001	928,514,743	230,118	10,638	20,448	93,718	18,027	28,585	401,534

Allocation of 2001 net income	-	-	-	-	28,585	-	(28,585)	-
Payment of dividend of US$ 0.00924 per share
	-	-	-	-	(8,575)	-	-	(8,575)
Increase in forestry reserve due to appraisal
	-	-	4,847	-		-	-	4,847
Cumulative translation adjustment	-	-	-	11,126		-	-	11,126
Price-level restatement of equity	-	6,904	318	614	3,429	540	-	11,805
Net income for the year	-	-	-	-		-	14,579	14,579

Balances at December 31, 2002	928,514,743	237,022	15,803	32,188	117,157	18,567	14,579	435,316

			Reserves			Retained earnings

	Number			Cumulative	Reserve		Income
	of shares	Common	Forestry	translation	for future	Accumulated	for
	issued	stock	reserve	adjustment	dividends	earnings	the year	Total

		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Balances at December 31, 2002	928,514,743	237,022	15,803	32,188	117,156	18,568	14,579	435,316
Allocation of 2002 net income		-	-	-	14,579	-	(14,579)	-
Payment of dividend of
US$ 0.00476 per share		-	-	-	(4,420)	-	-	(4,420)
Increase in forestry reserve due to appraisal
		-	3,124	-	-	-	-	3,124
Cumulative translation adjustment		-	-	8,591	-	-	-	8,591
Net income for the year	-	-	-	-	-	-	9,613	9,613

Balances at December 31, 2003	928,514,743	237,022	18,927	40,779	127,315	18,568	9,613	452,224

Balances at December 31, 2003	928,514,743	237,022	18,927	40,779	127,315	18,568	9,613	452,224
Allocation of 2003 net income	-	-	-	-	9,613	-	(9,613)	-
Payment of dividend of
US$ 0.0041411 per share	-	-	-	-	(3,845)	-	-	(3,846)
Increase in forestry reserve due to appraisal
	-	-	6,224	-	-	-	-	6,224
Cumulative translation adjustment	-	-	-	4,292	-	-	-	4,292
Net income for the year	-	-	-	-	-	-	41,569	41,569

Balances at December 31, 2004	928,514,743	237,022	25,151	45,071	133,083	18,568	41,569	500,464

b) Principal shareholders

At December 31, 2004, Masisa was controlled by Terranova S.A., which owns 52.434% of the shares issued and outstanding.

c) Dividends

At the Annual General Meeting held on April 21, 2004 the shareholders approved a final dividend on 2004 net income of US$ 0.0041411 per share, for an aggregate amount of ThUS$ 3,845. The shareholders also agreed to a minimum dividend policy ranging from 30% to 50% of net income.

At the Annual General Meeting held on April 30, 2003, the shareholders approved a final dividend on 2003 net income of US$ 0.00476 per share, for an aggregate amount of ThUS$ 4,420. The shareholders also agreed to a minimum dividend policy ranging from 30% to 50% of net income.

d) Forestry reserve

The forestry reserve represents amounts recorded by the Company’s subsidiaries Tornagaleones and Masisa do Brasil Ltda. See Note 2 i) for the accounting policy regarding this reserve.

e) Cumulative translation adjustment

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

2004		Exchange gain (loss)		Balance at
	Beginning	attributable to		December 31,
Company	balance	Investment	Liabilities	2004

	ThUS$	ThUS$	ThUS$	ThUS$
Masisa Argentina S.A.	26,068	-	-	26,068
Maderas y Sintéticos de
Mexico S.A. de C.V.	190	-	-	190
Masisa Partes y Piezas Ltda.	(23)	-	-	(23)
Forestal Tornagaleones S.A.	11,708	3,696	596	16,000
Masisa do Brasil Ltda.	2,741	-	-	2,741
Masisa Cabrero S.A.	95	-	-	95

Total	40,779	3,696	596	45,071

2003		Exchange gain (loss)		Balance at
	Beginning	attributable to		December 31,
Company	balance	Investment	Liabilities	2003

	ThUS$	ThUS$	ThUS$	ThUS$
Masisa Argentina S.A.	26,068	-	-	26,068
Maderas y Sintéticos de
Mexico S.A. de C.V.	190	-	-	190
Masisa Partes y Piezas Ltda.	-	(23)	-	(23)
Forestal Tornagaleones S.A.	3,094	7,670	944	11,708
Masisa do Brasil Ltda.	2,741	-	-	2,741
Masisa Cabrero S.A.	95	-	-	95

Total	32,188	7,647	944	40,779

2002		Exchange gain (loss)		Balance at
	Beginning	attributable to		December 31,
Company	balance	Investment	Liabilities	2003

	ThUS$	ThUS$	ThUS$	ThUS$
Masisa Argentina S.A.	18,616	9,362	(1,910)	26,068
Forestal Argentina S.A.	2,351	1,022	(279)	3,094
Maderas y sintéticos de
Mexico S.A. de C.V.S.A.	-	567	(377)	190
Masisa do Brasil Ltda.	-	10,839	(8,098)	2,741
Masisa Cabrero S.A.	95	-	-	95

Total	21,062	21,790	(10,664)	32,188

f) Tax credits on declared dividends

Retained earnings at December 31, 2004 have the following tax credits available to shareholders when distributed:

		Tax credit
		available on
Earnings of the year	Amount	distribution

	ThUS$	%

2004	13,870	17.0
2003	10,262	16.5
2002	30,049	16.0
2002	531	15.0
2001	3,127	15.0
2000	4,207	15.0

Under Chilean tax laws, distributions must be made on a first-in first-out basis.

NOTE 18 - COMMITMENTS AND CONTINGENCIES

a) Guarantees

On October 15, 1998, Forestal Tornagaleones entered into a loan agreement with Raboinvestments Chile S.A. for US$ 15,8 million. Under terms of the agreement the company collateralized the loan with plantations and land for the term of the loan that expires in 3 years. The book value of the plantations is ThUS$ 20,964 and the book value of the land is ThUS$ 5,642 as of December 31, 2004.

At December 31, 2004, the Company has received guarantees, including pledges, mortgages, endorsements of loan insurance policies, special mandates and surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$ 4,778 (ThUS$ 7,583 in 2003).

Forestal Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to ThUS$ 113 in 2004 (ThUS$ 705 in 2003).

b) Lawsuits

The Company is involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, these matters will not materially affect the Company’s consolidated financial position, operating results or cash flows when resolved in a future period.

As of December 31, 2004, there is an outstanding complaint amounting to ThUS$ 663 for damages to property caused in opinion of the complaining party by Forestal Tornagaleones On September 22, 2003, an appealable judgment was issued against the Company, which limited the scope of the claimed damages to ThCh$ 60,000, but did not fix the amount payable. Such judgment was appealed by the Company. On January 9, 2004, the Court of Appeals of Valdivia accepted the appeal, by annulling the judgment and refusing to accept the complaint filed against the Company in all its parts, including legal costs. The complainant filed a motion to appeal on January 31, 2005, which remains pending at the date of issuance of these consolidated financial statements. Given the judgment pronounced by the Court of Appeals of Valdivia, the Company believes that the likelihood of success for the complainant is minimal.

On May 30, 2002, the Chilean Internal Revenue Service issued a tax assessment amounting to ThCh$ 406,545 (ThUS$ 729 at December 31, 2004) for alleged differences in the determination of income taxes by Inversiones Coronel Limitada. The Company has made no provision for this assessment as management believes it will prevail in this case.

NOTE 19 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Notes and accounts receivable from related companies at each year included the following:

		At December 31,
Name	Relationship	2003	2004

		ThUS$	ThUS$
Short-term

Terranova Colombia	Shareholders in common	33	34
Masnova S.A. de C.V	Equity investment	1,872	1,360
Terranova Forest Products, INC	Directors in common	19	4,527
Forestal Río Calle Calle S.A.	Equity investment	-	3
Terranova S.A.	Principal shareholder	-	109
Fibranova C.A.	Shareholders in common	-	627
Plycem Construsistemas Costa Rica S.A.	Directors in common	268	373
Plycem Construsistemas El Salvador	Directors in common	96	49
Plycem Construsistemas Honduras	Directors in common	-	51
Plycem Construsistemas Nicaragua	Directors in common	-	90
Plycem Construsistemas Guatemala S.A.	Directors in common	10	160

Total		2,298	7,383

		At December 31,
Name	Relationship	2003	2004

		ThUS$	ThUS$
Long-term

Forestal Río Calle Calle S.A.	Equity investment	3,297	597

Outstanding notes and accounts payable balances to related companies at the end of each year included the following:

		At December 31,
Name	Relationship	2003	2004

		ThUS$	ThUS$
Forestal Río Calle Calle S.A.	Equity investment	228	-
Terranova S.A.	Principal shareholder	666	-
Fibranova C.A.	Shareholders in common	3	-
Terranova Brasil Ltda.	Shareholders in common	48	26
Forestal Terranova Mexico S.A. de C.V.	Shareholders in common	877	3,483
Plycem Construsistemas Honduras	Directors in common	3	-
Plycem Construsistemas Nicaragua	Directors in common	2	-

Total		1,827	3,509

Significant transactions with related parties included the following:

		Year ended December 31,

Name	Relationship	2002	2003	2004	Transaction

		ThUS$	ThUS$	ThUS$
Forestal Río Calle Calle S.A.	Equity investment	271	99	34	Interest
Terranova S.A.	Principal shareholder	2,959	1,692	2,461	Purchases
		25	327	290	Services
		1,226	-	-	Sales
Forestal Terranova Mexico S.A. de C.V.	Shareholders in common	3,109	75		Sales
Masnova de México S.A.	Equity investment	3,520	-	-	Sales
Terranova Costa Rica S.A.	Shareholders in common	336	150	-	Sales
Terranova Colombia S.A.	Shareholders in common	710	686	510	Sales
Fibranova C.A.	Shareholders in common	-	279	490	Services
		-	1,273	2,720	Sales
Terranova Forest Products, INC	Directors in common	-	161	8,365	Sales
Forestal Terranova de Guatemala S.A.	Shareholders in common	-	36	-	Sales
Plycement Construsistema Costa Rica S.A.	Directors in common	-	253	718	Sales
Plycement Construsistema El Salvador S.A.	Directors in common	-	90	263	Sales
Plycement Construsistema Guatemala S.A.	Directors in common	-	211	312	Sales
Plycement Construsistema Honduras	Directors in common	-	114	175	Sales
Plycement Construsistema Nicaragua	Directors in common	-	62	118	Sales

NOTE 20 - NON-OPERATING INCOME

Non-operating income during each year includes the following:

	Year ended December 31,

	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Gain on sales of property, plant and equipment	1,279	913	1,240
Gain on sales of investments	-	44	-
Equity in earnings of unconsolidated affiliate (Note 7)	16	-	-
Interest and other financial income	2,534	3,328	1,721
Reversal of allowance for doubtful accounts	2,847	-	-
Forgiveness of notes payable	709	-	-
Other	292	549	914

Total	7,677	4,834	3,875

NOTE 21 - NON-OPERATING EXPENSES

Non-operating expenses during each year include the following:

	Year ended December 31,

	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Interest expense	10,733	14,875	16,892
Write-down of other assets to fair value (Note 6)	-	-	2,998
Amortization of goodwill and negative goodwill (Note 8)	265	142	(15)
Equity in losses of unconsolidated affiliates (Note 7)	-	685	26
Donations	64	64	54
Write off affiliate receivable	-	-	2,762
Losses on sales of property, plant and equipment	-	115	192
Depreciation of equipment temporarily out of service	432	1,649	453
Other	564	346	1,193

Total	12,058	17,876	24,555

NOTE 22 - SUBSEQUENTS EVENTS

On March 24, 2005, the Company issued a prospectus outlining the merger of the Company with its majority shareholder, Terronova S.A (Terranova). The merger was approved on April 12 and 13, 2005 by the shareholders of Masisa and Terranova, respectively. The merger is intended to be completed on, or before, July 12, 2005. In the proposed merger, the Company will merge into Terranova and Terranova will be the surviving entity. The Company´s common shareholders will receive 2.56 shares of Terranova common stock for each Masisa share they own. The Company´s American depostiary share (“ADS”) holders will receive 1.536 Terranova ADS for each Masisa ADS they own.

In connection with the approval of the merger, Masisa’s shareholders approved an Extraordinary Dividend of US$ 54.0 million which was subject to certain conditions, established at the respective Extraordinary Shareholders’ Meetings of Masisa and Terranova to approve the merger, with respect to the exercise of withdrawal rights and such conditions have successfully been met. In order to pay the dividend, Masisa incurred approximately US$ 26 million in new bank debt in addition to US$ 28 million in loans to Terranova. The dividens were paid on May 27, 2005.

There have been no subsequent accountings or financial events during the period from December 31, 2004 through the date on which these financial statements were prepared, June 6, 2005, which could significantly affect their interpretation.

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

1 Differences in measurement methods

The principal methods applied in the preparation of the accompanying financial statements which have resulted in amounts which differ from those that would have otherwise been determined under US GAAP are as follows:

a) Reporting currency and inflation accounting

For the year ended December 31, 2004, the reporting currency for the Company is the US dollar. Prior to January 1, 2003, the Company reported its financial statements in Chilean Pesos. Effective January

1, 2003 and following the approval of the appropriate Chilean regulatory authorities, the Company changed its reporting currency to the US dollar in order to be consistent with it’s majority shareholders’ financial reporting currency and to facilitate it’s majority shareholders’ consolidation process for financial reporting purposes. The Company’s functional currency has not changed and remains the US dollar.

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

As a result of changing its reporting currency to US dollars beginning January 1, 2003, the Company recast its prior year financial statements to US dollars in accordance with Chilean GAAP and therefore no longer qualified for the exemption described above associated with the US GAAP reconciliation. For the presentation of financial statements in accordance with Chilean GAAP, the Consolidated Balance Sheets, Statements of Income and Cash Flows at and for the year ended December 31, 2002 was recasted into US dollars using the historical year-end exchange rates as described in Note 2 b) above.

Pursuant to Item 18 of Form 20-F and SEC regulations, a change in reporting currency from a price-level adjusted currency such as the Chilean peso to the US dollar requires the financial statements for all periods presented to be recast as if the US dollar had been used for all periods. Accordingly, for the reconciliation of net income from Chilean GAAP to US GAAP for the year ended December 31, 2002, the Company has (1) eliminated all price-level adjustments; (2) remeasured all monetary assets and liabilities at current exchange rates; (3) remeasured non-monetary assets, liabilities and shareholders’ equity accounts based on historical exchange rates; and (4) remeasured revenues and expenses at the weighted-average of the exchange rates in the period.

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

In accordance with Chilean GAAP, for subsidiaries that maintain accounting records in Chilean pesos, monetary assets or liabilities denominated in US dollars are translated to Chilean pesos at year-end exchange rates and the corresponding adjustment is included in net income for the subsidiary. Pursuant to US GAAP, this adjustment is not required for monetary assets and liabilities denominated in US dollars as the Company’s functional currency is the US dollar. The cumulative effect of these adjustments has been presented as an adjustment to Chilean GAAP net equity. The adjustments are included in paragraph (k) below.

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

The effect of providing for deferred income taxes for the differences between the amounts shown for assets and liabilities in the balance sheet and the tax basis of those assets and liabilities is included in paragraph 1 k) below and certain disclosures required under SFAS No. 109 are set forth in paragraph 2 b) below.

c) Minimum dividend

As required by the Chilean Companies Act, unless otherwise decided by the unanimous vote of the holders of issued and subscribed shares, the Company must distribute a cash dividend in an amount equal to at least 30% of the Company's net income for each year as determined in accordance with Chilean GAAP, unless and except to the extent the Company has unabsorbed prior year losses. Since the payment of the 30% dividend out of each year’s income is a legal requirement in Chile a provision has been made in the accompanying US GAAP reconciliation in paragraph 1 k) below to recognize the corresponding decrease in Shareholder’s equity at December 31st of the year to which the minimum dividend is attributed.

d) Consolidation

As mentioned in Note 2 i), for Chilean GAAP purposes, investments in related companies are accounted for pursuant to the equity method when the company’s investment represents between 10% and 50% of the voting stock of the investee. For US GAAP purposes prior to February 1, 2003, investments in related companies required the use of the equity method of accounting for investments that give the investor the ability to exercise significant influence over operating and financial policies of the investee. For those companies which were determined to be controlled through the Company’s investment (generally, ownership of over 50% of the outstanding voting shares), US GAAP required consolidation. Subsequent to February 1, 2003, US GAAP requires the determination of whether an entity should be consolidated in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires consolidation by the primary beneficiary of a Variable Interest Entity (VIE). The primary beneficiary is generally defined as having the majority of the risk and rewards arising from the VIE.

Masnova de Mexico S.A. de C.V. is 50% owned by Masisa de Mexico S.A. de C.V. and 50% owned by a related party and the Company has the ability to control the entities’ operations. For Chilean GAAP purposes, however, Masnova de Mexico S.A. de C.V. is not consolidated. The effects of not consolidating Masnova under Chilean GAAP are not material and accordingly are not included in the reconciliation of net income and net equity from Chilean GAAP to US GAAP. Masnova de Mexico S.A. de C.V.’s balance sheet at December 31, 2004, includes total assets of ThUS$ 591, total liabilities of ThUS$ 1,924, and negative stockholders equity of ThUS$ 1,333. Masnova de México S.A. de C.V.’s has no material commitments or contingencies.

Relative to the Company’s investments in unconsolidated affiliates, there are no differences in the application of the equity method or consolidation between Chilean GAAP and US GAAP.

e) Revaluation of timber resources

As mentioned in Note 2 h), certain timber assets are reported in the financial statements at amounts determined in accordance with a technical appraisal. Revaluation of property, plant and equipment is an accounting principle that is not generally accepted in the United States. The effects of the reversal of this revaluation for both investments in unconsolidated affiliates and consolidated subsidiaries are shown in the reconciliation of shareholder’s equity in paragraph 1 k) below. As previously indicated in Note 2 h), the revaluation of timber resources is not given effect in the Consolidated Statement of Income under Chilean GAAP and therefore no US GAAP adjustment is necessary.

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

The adjustments for the reversal of capitalizing interest costs incurred in connection with the development of forests and the netting of foreign-currency gains and losses against interest capitalized pursuant to Chilean GAAP is shown in the reconciliations of net income and shareholder’s equity in paragraph 1 k) below.

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

Under Chilean GAAP, until January 1, 2004, the excess of cost over the net book value of a purchased company is recorded as goodwill (the book value purchase method), which is then amortized to income over a maximum period of twenty years. Amortization of goodwill may be accelerated if the acquired company generates sufficient income to absorb the additional amortization in any given year. The excess of net book value over the cost of an investment is considered to be negative goodwill under Chilean GAAP and is also amortized to income over a maximum period of twenty years. The amortization of negative goodwill may be accelerated if the acquired company sustains losses. Beginning January 1, 2004, goodwill and negative goodwill are calculated based on the net fair value of the assets acquired.

Goodwill arising from the purchase of Masisa Cabrero S.A. in 2000 was adjusted to conform Chilean purchase accounting with US GAAP and is shown in the reconciliation of net income and shareholders´ equity in paragraph 1 k) below.

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

h) Minority interest

The proportional effects of the US GAAP adjustments described above related to the Company’s subsidiary, Tornagaleones, have been included in the reconciliation of net income and shareholders equity in paragraph k) below.

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

j) Derivative financial instruments

The Company enters into foreign currency forward exchange contracts to cover the risk of exposure to exchange rate differences on existing items on the balance sheet denominated in currency other than the US dollars. Under these forward contracts, for any rate above or below the fixed rate, the Company receives or pays the difference between the spot rate and the fixed rate for the given amount at the settlement date. It also enters into interest rate swaps in order to hedge its exposure to interest rate differences. Counter-parties to these financial instruments expose the Company to credit-related losses in the event of nonperformance; however, counter-parties to these contracts are major financial institutions and the risk of loss due to nonperformance is believed to be minimal.

Under Chilean GAAP, derivatives are accounted for in accordance with Technical Bulletin 57, “Accounting for Derivative Contracts” (“TB 57”). Under TB 57, all derivative financial instruments should be recognized on the balance sheet at their fair value. In addition, TB 57 requires that derivative financial instruments be classified as Non-hedging (investment) instruments and Hedging instruments, the latter further divided into those covering existing transactions and those covering anticipated transactions.

Contracts to cover existing transactions hedge against the risk of a change in the fair value of a hedged item. The differences resulting from the changes in the fair value of both the hedged item and the derivative instrument should be accounted for as follows:

a.	If the net effect is a loss, it should be recognized in earnings in the period of change.

b.	If the net effect is a gain, it should be recognized when the contract is closed and accordingly deferred on the balance sheet.

c.	If the net effect is a gain and net losses were recorded on the transaction in prior years, a gain should be recognized in earnings in the current period up to the amount of net losses recorded previously.

d.	If the effect is a net loss and net gains were recorded (as a deferred revenue) on the transaction in prior years, the gain should be utilized to offset the net loss before recording the remaining loss in the results of operations for the year.

Contracts to cover anticipated transactions are those that have the objective of protecting cash flow risks of a transaction expected to occur in the future (cash flow hedge). The hedging instrument should be recorded at its fair value and the changes in fair value should be stated on the balance sheet as unrealized gains or losses. When the contract is closed, the unrealized gains or losses on the derivative instrument should be recognized in earnings without affecting the cost or sales price of the asset acquired or sold in the transaction. However, probable losses arising from purchase commitments should not be deferred.

Non-hedging (investment) instruments should also be presented at their fair value, with changes in fair value reflected in the earnings of the period in which the change in fair value occurs.

At December 31, 2004, the Company has one outstanding interest rate swap protect the Company against interest rate risk. The derivative contract is a hedge against future interest payments on debt amounting to US$ 12,000,000 related to a loan described in Note 11. The contract matures in 2006.

At December 31, 2004, the Company has three cross currency contracts, two to protect itself against fluctuations in the Chilean peso and one to protect itself against fluctuations in the Mexican peso. The contracts had notional amounts of $ 60 million and $ 20 million, respectively. These derivatives all mature during the year 2010.

Under US GAAP, the Company applies SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 on the same matter (collectively referred to herein as “SFAS 133”). SFAS 133 requires that all derivative instruments be recognized on the balance sheet at fair value and that changes in the fair value be recognized in income when they occur, the only exception being derivatives that qualify as hedges. To qualify the derivative instrument as a hedge, the Company must meet strict hedge effectiveness and contemporaneous documentation requirements at the initiation of the hedge and assess the hedge effectiveness on an ongoing basis over the life of the hedge.

At December 31, 2004, 2003 and 2002, these contracts did not meet the documentation requirements to be designated as hedges under US GAAP. The difference between the treatment under Chilean GAAP and US GAAP are presented as an adjustment in paragraph k) below.

k) Effects of conforming to US GAAP

The adjustments to reported net income pursuant to Chilean GAAP required to conform with accounting principles generally accepted in the United States of America include the following:

	Year ended December 31,

	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Net income as shown in the Chilean GAAP financial statements	14,579	9,613	41,569
- Net effect for change in reporting currency (par. 1a)	4,749	(547)	353
- Inflation adjustments (par. 1 a)	(1,098)	(567)	(639)
- Deferred income taxes – reversal of complementary accounts (par. 1 b)	1,718	2,785	(439)
- Capitalization of interest (par. 1 f)	(3,462)	(3,300)	(1,744)
- Capitalization of exchange difference (par. 1 f)	(130)	1,473	103
- Goodwill amortization (par. 1 g)	308	242	(15)
- Derivative contracts (par. 1 j)	-	-	1,057
- Net deferred income tax effects on US GAAP adjustments (par. 1 b)	530	997	555
- Net effects of US GAAP adjustments on minority interest (par. 1 h)	133	399	504

Net income in accordance with US GAAP	17,327	11,095	41,304

The adjustments required to conform shareholders’ equity to US GAAP include the following:

	At December 31,
	2003	2004

	ThUS$	ThUS$
Shareholders’ equity as shown in the Chilean GAAP financial statements	452,224	500,464
Net effect for change in reporting currency (par. 1 a)	78,121	78,474
Inflation adjustments (par. 1 a)	(54,690)	(55,329)
Deferred income taxes (par. 1 b)	(9,932)	(10,371)
Minimum dividend (par. 1 c)	(2,884)	(12,471)
Reversal of revaluation of timber resources (par. 1 e)	(27,872)	(36,056)
Capitalization of interest (par. 1 f)	(8,401)	(10,145)
Capitalization of exchange differences (par. 1 f)	1,017	1,120
Goodwill amortization (par. 1 g)	370	355
Derivative contracts (par. 1 j)	-	1,057
Net deferred income tax effects on USGAAP adjustments (par. 1b)	(5,080)	(4,525)
Net effect of US GAAP adjustments on minority interest (par. 1 h)	13,405	11,576

Shareholders’ equity in accordance with US GAAP	436,278	464,149

The changes in shareholders’ equity determined under US GAAP were as follows:

ThUS$

Balances at December 31, 2001	415,281
Reversal of accrual of minimum dividend required
by low at prior year end	9,411
Distribution of dividends	(9,532)
Accrual of minimum dividend required by law	(4,374)
Net income for the year	17,327

Balance at December 31, 2002	428,113

Reversal of accrual of minimum dividend required by law at prior year end	4,374
Distribution of dividends	(4,420)
Accrual of minimum dividend required by law	(2,884)
Net income for the year	11,095

Balance at December 31, 2003	436,278

Reversal of accrual of minimum dividend required by law at prior year end	2,884
Distribution of dividends	(3,846)
Accrual of minimum dividend required by law	(12,471)
Net income for the year	41,304

Balance at December 31, 2004	464,149

l) Income statement classifications under US GAAP

As disclosed in Notes 20 and 21, under Chilean GAAP, the Company has classified certain items in non-operating results (i.e., certain gains and losses on sales of property, plant and equipment; write-downs of property, plant and equipment; depreciation of equipment temporarily out of service, provisions for accounts receivable losses, etc.) that under US GAAP, are included in operating income. In addition, differences in classification of income and expenses and goodwill as well as other differences between Chilean GAAP and US GAAP exist as summarized in Note 1 j). As a result of these reclassifications pursuant to US GAAP, operating income amounted to ThUS$ 30,959, ThUS$ 24,140, and ThUS$ 65,525 for the years ended December 31, 2002 and 2003, 2004 respectively.

2 Additional US GAAP disclosure requirements

a) Earnings per share

SFAS No. 128, “Earning Per Share”, requires the disclosure of basic and diluted earnings per share (EPS). Basic EPS is calculated using income available to common stockholders divided by the weighted-average of common shares outstanding during the year. Diluted EPS is similar to basic EPS except that the weighted-average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued. The treasury stock method is used to calculate dilutive shares which reduce the gross number of dilutive shares by the number of shares that can be acquired from the proceeds of the options assumed to be exercised. Diluted EPS is equal to basic EPS for all periods presented as the Company did not have any potentially dilutive securities. The following disclosure of earnings per share information is not generally required for presentation in the financial statements under Chilean GAAP but is required under US GAAP:

	Year ended December 31,

	2002	2003	2004

	US$	US$	US$

Basic and diluted earnings per share under Chilean GAAP	0.0157	0.0104	0.0448

Basic and diluted earnings per share under US GAAP	0.0187	0.0119	0.0445

Weighted average number of shares of
common stock outstanding (in thousands)	928,515	928,515	928,515

b) Income taxes

The provisions for income taxes charged to the results of operations pursuant to US GAAP were as follows:

	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Deferred tax expense (benefit) under Chilean GAAP:
Chile	1,604	328	(242)
Foreign	(352)	(1,449)	2,074

Additional deferred tax expense (benefit) under US GAAP:
Chile adjustment	(2,248)	(3,782)	(116)

Total deferred tax provision under US GAAP	(996)	(4,903)	1,716

Current year provision for income tax:
Chile	5,781	2,108	2,584
Foreign	-	708	2,226

Total current income tax provision under US GAAP	5,781	2,816	4,810

Total provision (benefit) under US GAAP	4,785	(2,087)	6,526

All components of the income tax provision arise from Chilean, Argentine, Mexican, Ecuadorian, Peruvian, and Brazilian sources.

Deferred tax assets (liabilities) are summarized as of follows at December 31:

	2003	2004

	ThUS$	ThUS$

Property, plant and equipment (1)	(27,494)	(32,540)
Inventories	(4,564)	(3,817)

Gross deferred tax liabilities	(32,058)	(36,357)

Tax loss carryforwards (2)	32,428	21,805
Valuation allowance (2)	(18,036)	(6,553)
Notes and accounts receivable	624	1,339
Accounts payable	72	19
Accrued vacations	237	336
Other provisions	2,151	3,113

Gross deferred tax assets	17,476	20,059

Net deferred tax liabilities under US GAAP	(14,582)	(16,298)

(1)	Includes tax benefits from Argentina that consist of the deferral of income tax on gains arising from the sales of fixed assets when those assets are subsequently replaced by new similar assets. For tax purposes, the gains are credited against the tax basis of the new assets.

(2)	The tax loss carry forwards at December 31, 2004 originating in Masisa Argentina S.A. and Forestal Argentina S.A. expire in 2007. The tax loss carry forwards originating in Forestal Tornagaleones Ltda. and Brazil have no expiration date. The valuation allowance of ThUS$ 6,553 and ThUS$ 18,036 related to losses in Argentina, Brazil and Chile that the Company does not believe are “more likely than not” to be recovered based on the economic situation.

The provision for income taxes differs from the amount of income tax determined by applying the applicable Chilean statutory income tax rate (16% in 2002, 16.5% in 2003 and 17% in 2004) to US GAAP pretax income as a result of the following differences:

	Year ended December 31,

	2002	2003	2004

	ThUS$	ThUS$	ThUS$
US GAAP pretax income
Chile	24,693	3,540	11,213
Foreign	(2,581)	5,468	36,617

Total	22,112	9,008	47,830

At statutory Chilean tax rates
Chile	3,951	584	1,906
Foreign	(413)	902	6,225

Total	3,538	1,486	8,131

Increase (decrease) in rates resulting from:
Price-level restatement not accepted for tax purposes	(1,079)	(3,063)	(1,042)
Non-taxable income	(3,261)	881	(315)
Non-deductible expenses	1,388	6,672	5,179
Adjustments of income tax provision of prior year	63	467	270
Other local income taxes	(223)	(37)	(14)
Difference between tax rate in Argentina, Peru, Ecuador,
Mexico and Brazil	(3,254)	(1,594)	6,001
Change in valuation allowance	9,079	(7,111)	(11,483)
Other	(1,466)	212	(201)

At effective tax rates	4,785	(2,087)	6,526

c) The following methods and assumptions were used to estimate the fair value of each class of financial instrument at December 31, 2003 and 2004 for which it is practicable to estimate that value:

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

	At December 31, 2003		At December 31, 2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

	ThUS$	ThUS$	ThUS$	ThUS$
Assets

Cash	8,661	8,661	4,358	4,358
Time deposits (short-term)	29,104	29,104	17,033	17,033
Securities purchased under resale agreements	11,120	11,120	1,175	1,175
Accounts receivable (current)	72,220	72,220	93,859	93,859
Accounts receivable (long-term)	1,218	1,218	4,677	4,677
Derivate contracts	-	-	4,498	4,498

Liabilities

Short-term bank borrowings	37,883	37,883	3,110	3,110
Accounts payable (current)	25,415	25,415	31,691	31,691
Long-term bank borrowings (including
current portion)	116,539	116,749	98,650	99,425
Other long-term liabilities	11,198	11,198	19,826	19,826
Other long-term borrowings	127,366	130,567	125,323	129,934
Derivate contracts	989	989	-	-

d) Concentration of credit risk

The assets of the Company that are potentially subject to significant concentrations of credit risk are deposits held with banks and financial institutions, investments in derivative instruments and trade accounts receivable.

The Company holds accounts with a variety of banks and does not hold significant deposits or derivative instruments with any single bank. The Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any institution. The Company has a wide customer base and trades with a large number of small customers. Consequently, the Company does not believe that it had any significant concentrations of credit risk at December 31, 2004.

e) Segment information

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

2004	Chile	Argentina	Brazil	Mexico	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	144,681	90,809	118,720	55,599	(12,497)	397,312
Operating income	15,017	14,619	34,680	5,170	1,660	71,089
Capital expenditures	8,139	6,708	6,960	2,133	7	23,947
Depreciation	11,168	8,426	7,157	951	2	27,705

2003	Chile	Argentina	Brazil	Mexico	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	117,477	68,854	73,756	34,885	(13,146)	281,826
Operating income	10,007	4,453	12,867	(1,812)	(189)	25,326
Capital expenditures	10,856	3,498	9,153	2,453	17	25,977
Depreciation	11,482	8,119	5,317	893	3	25,814

2002	Chile	Argentina	Brazil	Mexico	Other (1)	Total

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Sales	116,296	49,166	46,172	16,965	(3,187)	225,412
Operating income	23,004	747	5,737	210	126	29,824
Capital expenditures	7,566	5,463	19,597	16,893	4	49,523
Depreciation	10,765	8,017	4,508	736	-	24,026

(1)	Other includes inter-company eliminations.

The following table presents sales information based on the location to which the product is shipped and long-lived asset information by geographic area:

				Property, plant and equipment
	Sales			year ended December 31,

	2002	2003	2004	2002	2003	2004

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Domestic:
Chile	81,433	76,693	95,633	201,426	212,171	219,811
Argentina	15,847	28,641	43,417	228,131	220,873	219,511
Brazil	49,760	74,115	88,517	175,120	187,202	187,807
Mexico	27,454	37,684	57,009	16,181	17,627	20,624
United States	3,338	13,389	57,775	-	-	-
Foreign	47,580	51,304	54,961	4	18	21

Total	225,412	281,826	397,312	620,862	637,891	647,774

Foreign revenue in the table above includes sales from Chile, Mexico, Argentina and Brazil to other countries. Such amounts are detailed by major geographic area as follows:

	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Central and South America	18,652	22,409	28,905
Asia	27,269	24,731	17,943
Europe	1,659	4,164	8,113

Total export sales from Chile, Mexico, Argentina and Brazil	47,580	51,304	54,961

Export sales from Chile, Mexico Argentina and Brazil as a
percentage of total sales	21.10%	18.20%	13.83%

Enterprise wide sales information based on the Company’s products follows:

	Sales year ended December 31,
	2002	2003	2004

	ThUS$	ThUS$	ThUS$
Raw particle board	32,014	30,804	37,530
Coated particle board	55,480	61,357	73,453
Raw MDF	102,670	103,116	130,038
Coated MDF	17,128	32,223	50,508
Oriented Strand Board (OSB)	9,021	27,665	54,459
Others	9,099	26,661	51,324

Total	225,412	281,826	397,312

f) Accounting developments

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. FAS 151 is not expected to have any impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, “Exchange of Non-monetary Assets and amendment of APB No. 29” (“FAS 153”),which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. FAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. FAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have any impact on the Company’s financial position or results of operations.

g) Accounting developments

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs — an amendment of ARB No. 43” (“FAS 151”), which is the result of its efforts to converge U.S. accounting standards for inventories with International Accounting Standards. FAS No. 151 requires idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current-period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. FAS 151 is not expected to have any impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued FASB Statement No. 153, “Exchange of Non-monetary Assets and amendment of APB No. 29” (“FAS 153”),which is the result of its efforts to improve comparability of U.S. accounting standards for non-monetary transactions with International Accounting Standards. FAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets outlined in APB No. 29 and replaces it with a general exception for exchange transactions that do not have commercial substance – that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. FAS No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. FAS 153 is not expected to have any impact on the Company’s financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154 “Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“FAS 154”), which changes the requirements for the accounting and reporting of a change in an accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. FAS 154 is not expected to have any impact on the Company’s financial position or results of operations.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Masisa S.A., as successor by merger to the Registrant, certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005

MASISA S.A. . (formerly known as Terranova S.A.), as successor to Masisa S.A.

By:	/s/Alejandro Droste B.

Alejandro Droste B.
Chief Financial Officer